Form 20-F
period 2009-12-31
TAM AIRLINES S.A.; TAM CAPITAL INC.; TAM S.A.
filed 2010-06-30
CIK 1415933, 1415934, 1353691

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333‑131938	Commission file number 333‑145838‑02	Commission file number 333‑145838‑01
TAM S.A.	TAM Capital Inc.	TAM Linhas Aéreas S.A.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Not applicable	Not applicable	TAM Airlines S.A.
(Translation of registrant name into English)	(Translation of registrant name into English)	(Translation of registrant name into English)
The Federative Republic of Brazil	Cayman Islands	The Federative Republic of Brazil
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)
4512	4512	4512
(Primary Standard Industrial Classification Code Number)	(Primary Standard Industrial Classification Code Number)	(Primary Standard Industrial Classification Code Number)
Not applicable	Not applicable	Not applicable
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

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

50,195,049 Common Shares
100,390,098 Preferred Shares

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

Large accelerated filer ☒	Accelerated filer ☐	Non‑accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).  ☐ Yes  ☒ No

i

ii

INTRODUCTION

In this annual report (the "Annual Report"), "TAM S.A." refers to TAM S.A., a sociedade anônima de capital aberto organized under the laws of Brazil, "TAM Linhas Aéreas" and "TLA" refer to TAM Linhas Aéreas S.A., a sociedade anônima de capital fechado organized under the laws of Brazil, "TAM Viagens" refers to Fidelidade Viagens e Turismo Ltda., a sociedade limitada organized under the laws of Brazil, "TAM Mercosur" refers to Transportes Aéreos Del Mercosur S.A., a sociedade anônima de capital fechado organized under the laws of Paraguay, "TAM Capital" refers to TAM Capital Inc., "TAM Capital 2" refers to TAM Capital 2 Inc., "TAM Financial 1" refers to Tam Financial Services 1 Ltda.  and "TAM Financial 2" refers to Tam Financial Services 2 Ltda., and each of TAM Capital, TAM Capital 2, TAM Financial 1 and TAM Financial 2 is an exempted company incorporated with limited liability in the Cayman Islands.  The terms "we," "our" and "us" refer to TAM S.A., its consolidated subsidiaries and each of the companies mentioned above, which are its controlled subsidiaries.  References to "preferred shares" and "ADSs" refer to the non‑voting preferred shares of TAM S.A. and the American depositary shares representing those preferred shares, respectively, except where the context otherwise requires.

In this Annual Report, the term "Brazil" refers to the Federative Republic of Brazil and the phrase "Brazilian government" refers to the federal government of Brazil.  The term "ANAC" refers to the National Civil Aviation Agency or Agência Nacional de Aviação Civil, the national aviation agency, which is part of the Brazilian government.  The term "Central Bank" refers to the Central Bank of Brazil.  The terms "U.S. dollar" and "U.S. dollars" and the symbol "U.S.$" refer to the legal currency of the United States.  The terms "real" and "reais" and the symbol "R$" refer to the legal currency of Brazil and the term "centavos" means the 100th part of the real.

This Annual Report contains terms relating to operating performance within the airline industry that are defined as follows:

•                     "ASK" means available seat kilometers, or the product of the number of seats available in all aircraft multiplied by the distance the seats are flown in kilometers.

•                     "Average tariff" means the quotient of passenger transport revenue divided by the number of paying passengers transported.

•                     "BELF" means the break‑even load factor (or the load factor in which revenue equals operating expenses).

•                     "Block hours" refers to the elapsed time between an aircraft's departure from an airport gate and arrival at its destination airport gate.

•                     "CASK" means cost per ASK, or the quotient of total operating expenses (excluding the fair value of fuel derivatives and revaluations of aircraft) divided by the number of available seat kilometers.  The result is presented in this Annual Report in centavos per ASK.

•                     "Load factor" means the percentage of an aircraft occupied by paying passengers on a flight, or the quotient between RPK and ASK.

•                     "RASK" means revenue per ASK, or quotient of dividing net revenue by the number of available seat kilometers.  The result is presented in this Annual Report in centavos per ASK.

•                     "RPK" means revenue passenger kilometre, which corresponds to the product of the number of paying passengers transported multiplied by the number of kilometers flown by those passengers.

•                     "Yield" means the average amount paid per passenger to fly one kilometer.

PRESENTATION OF FINANCIAL AND OTHER DATA

We prepare our consolidated annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  The financial statements are prepared under the historical cost convention unless otherwise indicated, including, for example, in respect of revaluations of flight equipment and measurement of the fair value of derivative financial instruments and certain financial assets at fair value.  Until December 31, 2007, our consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles in Brazil ("Brazilian GAAP").  Brazilian GAAP differs in certain respects from IFRS.

The last consolidated financial statements available under Brazilian GAAP which were filed with:

•                     the United States Securities and Exchange Commission were those for the year ended December 31, 2007; and with

•                     the Brazilian Securities and Exchange Commission (the "CVM") were those for the year ended December 31, 2008.

Our audited consolidated annual financial statements for the years ended December 31, 2009, 2008 and 2007, as included in this report, have been audited by our independent registered public accounting firm.

Our consolidated annual financial statements as of and for the years ended December 31, 2008 and 2007 that were filed in the Annual Report on Form 20-F for the year ended December 31, 2008 have been restated and we have filed an amended Form 20-F for the year ended December 31, 2008 on June 8, 2010.  Please see Note 4.2 to our audited consolidated annual financial statements for the year ended December 31, 2009 included in this Annual Report for additional information on the restatement made to those financial statements.

We maintain our books and records in reais.

All references in this Annual Report to numbers of our common and preferred shares reflect a share split which took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held.

For ease of presentation, certain financial information contained in this Annual Report has been presented in U.S. dollars.  This Annual Report contains translations of various real amounts, before rounding, into U.S. dollars at specified rates solely for your convenience.  You should not construe these translations as representations by us that the real amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.  Unless otherwise indicated, we have translated the real amounts using a rate of R$1.741 to U.S.$1.00, the U.S. dollar selling rate published by the Central Bank on December 31, 2009.  On June 18, 2010, the U.S. dollar selling rate published by the Central Bank was R$1.7761 to U.S.$1.00.

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

•                     changes in market prices, consumer preferences and competitive conditions;

•                     cyclical and seasonal variations in our results of operations;

•                     defects or other mechanical problems in our aircraft;

•                     developments or changes in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure;

•                     the implementation of our strategies and growth plans;

•                     our ability to obtain financing on commercially reasonable terms;

•                     changes in fiscal policy and tax laws; and

•                     other risk factors set forth in "Item 3.  Key Information — D. Risk Factors."

The words "believe," "expect," "continue," "understand," "hope," "estimate," "will," "may," "might," "should," "intend" and other similar expressions are intended to identify forward‑looking statements and estimates.  Such statements refer only to the date on which they were expressed, and we assume no obligation to publicly update or revise any such estimates resulting from new information or any other events.  As a result of the inherent risks and uncertainties involved, the forward‑looking statements included in this Annual Report may not be accurate and our future results of operations and performance may differ materially from those set out in this Annual Report for a number of different reasons.  No forward‑looking statement in this Annual Report is a guarantee of future performance and each estimate involves risks and uncertainties.

Investors are cautioned not to place undue reliance on any forward‑looking statements.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.           Selected Financial Data

The information set forth in this section should be read in conjunction with our consolidated annual financial statements (including the notes thereto) set forth in "Item 18.  Financial Statements" and "Presentation of Financial and Other Data" and "Item 5.  Operating and Financial Review and Prospects."

The summary consolidated annual financial information as of December 31, 2007, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009, prepared in accordance with IFRS, is derived from our audited consolidated annual financial statements included elsewhere in this Annual Report, which have been audited by our independent registered public accounting firm.  The summary consolidated annual financial information as of December 31, 2005 and 2006 and for each of the two years ended December 31, 2005 and 2006, prepared in accordance with Brazilian GAAP and U.S. GAAP, is derived from our audited consolidated annual financial statements included in our Annual Report on Form 20‑F for the year ended December 31, 2007, filed June 25, 2008, but do not contain any reconciliation of shareholders' equity or net income from Brazilian GAAP or U.S. GAAP to IFRS.  Accordingly, you may not be able to directly compare the financial information as of and for the years ended December 31, 2009, 2008 and 2007 with the financial information as of and for the years ended December 31, 2005 and 2006.

For your convenience, the following tables also contain U.S. dollar translations of the real amounts presented at December 31, 2009, translated using the rate of R$1.7761 to U.S.$1.00, the U.S. dollar selling rate at June 18, 2010 published by the Central Bank on SISBACEN, using transaction PTAX 800, option 5.

The tables below entitled "Operating Data Computed Using Financial Information Under IFRS" and "Additional Operating Data" also include unaudited operational and other data indicative of performance utilized by certain investors in evaluating companies operating in the global air transportation sector.  This unaudited operational data is not included in or derived from our consolidated annual financial statements.  The data corresponding to years 2005 to 2006 presented in U.S. GAAP and Brazilian GAAP were derived from our previous Form 20‑Fs.

	At December 31
IFRS	2009	2009	2008	2007
	(U.S.$ millions)	(R$ millions)
Balance sheet data
Cash and cash equivalents	605	1,075	672	467
Financial assets at fair value through profit and loss	569	1,011	1,242	2,140
Trade accounts receivable	632	1,122	1,157	938
Total assets	6,837	12,144	14,451	10,333
Borrowings(1)	280	497	402	1,068
Finance lease obligations(1)	2,545	4,521	6,448	2,968
Debentures(1)	626	1,111	529	532
Advance ticket sales	568	1,008	820	807
Total equity	280	498	1,327	1,909
Total liabilities and equity	6,837	12,144	14,451	10,333

(1)       Refers to the total balance of current liabilities plus long‑term liabilities.

	At December 31
Brazilian GAAP	2006	2005
	(R$ millions)
Balance sheet data
Cash and banks	123	93
Financial investments	2,331	903
Customer accounts receivable	781	763
Total assets	5,168	3,311
Debt(1)	453	270
Finance lease and operating lease liabilities(1)	162	218
Debentures(1)	569	59
Advance ticket sales	759	558
Shareholders' equity	1,443	760
Total liabilities and equity	5,168	3,311

(1)       Refers to the total balance of current liabilities plus long‑term liabilities.

	At December 31
U.S. GAAP	2006	2005
	(R$ millions)
Balance sheet data
Cash and cash equivalents	300	93
Marketable securities	2,153	903
Customer accounts receivable, net	781	763
Total assets	7,657	6,057
Debt(1)	453	270
Obligations under finance leases(1)	2,369	2,845
Debentures(1)	569	59
Advance ticket sales	759	558
Shareholders' equity	1,532	620
Total liabilities and equity	7,657	6,057

(1)       Refers to the total balance of current liabilities plus long‑term liabilities.

	Year Ended December 31
IFRS	2009	2009	2008	2007
	(U.S. millions)(1)	(R$ millions)(1)
Revenue	5,498	9,765	10,513	8,019
Operating expenses	(5,402)	(9,595)	(9,954)	(7,698)
Operating profit before movements in fair value of fuel derivatives and revaluation of aircraft	96	170	559	320
Movements in fair value of fuel derivatives	178	317	(1,274)	130
Gains/(losses) on revaluation of aircraft recognized in the income statement	(680)	(1,208)	242	(225)
Operating (loss)/profit	(406)	(721)	(472)	226
Finance income	1,359	2,413	1,410	1,007
Finance cost	(586)	(1,041)	(3,006)	(755)
Profit / (loss) before income tax and social contribution	366	650	(2,068)	478
Income tax and social contribution	(120)	(213)	634	(146)
Profit / (loss) after tax (all continuing operations)	246	437	(1,434)	332
Attributable to
Non-controlling interest	(1.0)	(1.7)	0.9	0.2
Equity holders of TAM	245	436	(1,435)	332
Number of shares outstanding at year end, excluding treasury shares (in thousands of shares):(2)
Common shares	50,195	50,195	50,195	59,792
Preferred shares	100,390	100,390	100,390	90,793
Total	150,585	150,585	150,585	150,585
Earnings (loss) per share (common and preferred) – in R$(2)
Basic	1.63	2.90	(9.54)	2.20
Diluted	1.63	2.90	(9.54)	2.19
Dividends declared per share:
Common shares (in reais and U.S. dollars)	0.8875	1.5762	0.27	0.2093
Preferred shares (in reais and U.S. dollars)	0.8875	1.5762	0.27	0.2093
Dividends declared per ADS (in reais and U.S. dollars)	0.8875	1.5762	0.27	0.2093

(1)       Except per share information and where otherwise indicated.

(2)       In 2008, there was a conversion of common shares to preferred shares by a relevant shareholder.

	Year Ended December 31
Brazilian GAAP	2006	2005
	(R$ millions)(1)
Statement of operations data
Gross operating revenue	7,700	5,910
Air transportation revenues:
Domestic	5,162	4,192
International	1,537	1,034
Cargo	487	407
Other operating revenues	514	277
Taxes and deductions	(355)	(261)
Net operating revenue	7,345	5,649
Operating expenses:
Fuel	(2,130)	(1,695)
Sales and marketing	(875)	(855)
Aircraft and flight equipment leases	(719)	(627)
Personnel	(873)	(669)
Maintenance	(388)	(356)
Services rendered by third parties	(540)	(374)
Landing, take‑off and navigational tariffs	(315)	(233)
Depreciation and amortization	(102)	(85)
Aircraft insurance	(35)	(40)
Other	(372)	(302)
Total operating expenses	(6,348)	(5,235)
Gross income (loss)	997	413
Financial income (expenses), net	56	(178)
Other operating income (expenses), net	(126)	(31)
Operating income (loss)	927	204
Non‑operating income (expenses), net	11	(8)
Income (loss) before income tax and social contribution	938	196

	Year Ended December 31
Brazilian GAAP	2006	2005
	(R$ millions)(1)
Income tax and social contribution	(325)	(75)
Income (loss) before minority interest	613	122
Minority interest	(1)	—
Income (loss) for the year	612	122
Number of shares outstanding at year end, excluding treasury shares (in thousands of shares)(2):
Common shares	59,792	59,816
Preferred shares	90,771	84,243
Total	150,563	144,059
Net income (loss) per share (in reais and US dollars)(2)	3.69	1.30
Net income (loss) per ADS (in reais and US dollars)(2)	3.69	1.30
Dividends declared per share:
Common shares (in reais and US dollars)	0.8949	0.2041
Preferred shares (in reais and US dollars)	0.8949	0.2041
Dividends declared per ADS (in reais and US dollars)	0.8949	0.2041

(1)        Except per share information and where otherwise indicated.

(2)        A share split took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held. All periods are presented considering the effects of the share split.

	Year Ended December 31
U.S. GAAP	2006	2005
	(R$ millions)(1)
Statement of operations data
Gross operating revenue	7,686	5,895
Air transportation revenues:
Domestic	5,162	4,192
International	1,538	1,034
Cargo	487	407
Other operating revenues	499	262
Taxes and deductions	(356)	(261)
Net operating revenue	7,330	5,634
Operating expenses:
Fuel	(2,130)	(1,695)
Sales and marketing	(875)	(855)
Aircraft and flight equipment leases	(381)	(300)
Personnel	(878)	(666)
Maintenance	(388)	(356)
Services rendered by third parties	(531)	(357)
Landing, take‑off and navigational tariffs	(315)	(233)
Depreciation and amortization	(223)	(206)
Aircraft insurance	(35)	(40)
Other	(483)	(314)
Total operating expenses	(6,239)	(5,022)
Operating income	1,091	612
Financial income (expenses), net	152	32
Income before income tax and social contribution	1,242	644
Income tax and social contribution	(433)	(217)
Net income	809	427
Net income attributable to non-controlling interest	(1)	—
Net income attributable to equity holders of TAM S.A.	808	427

	Year Ended December 31
U.S. GAAP	2006	2005
	(R$ millions)(1)
Income per share basic and diluted (weighted average)(2):
Common shares (in reais and US dollars)	5.42	3.13
Previous preferred shares (in reais and US dollars)	—	1.35
Current preferred shares (in reais and US dollars)(3)	5.42	1.90
Income per ADS basic and diluted (weighted average) (in reais and US dollars):	5.42	3.25

(1)       Except per share information and where otherwise indicated.

(2)       The data relating to both our preferred and common shares has been adjusted to reflect the share split which took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held.

(3)       The rights of preferred shareholders were altered on May 16, 2005.  Previously, preferred shares had carried the rights to a dividend 10% higher than that distributed to holders of common shares.  Beginning May 16, 2005, however, preferred shares carried the same dividend rights as common shares.  The terms "Previous" and "Current" preferred shares used in the above table reflect this change in entitlement.

	Year Ended December 31,
Operating Data Computed Using Financial Information Under IFRS	2009	2009	2008	2007
	(U.S.$)	(R$) (unaudited)
Operating data
RASK (cents/centavos)	8.50	15.09	18.41	16.85
RASK scheduled domestic (cents/centavos)	7.55	13.41	17.08	15.51
RASK scheduled international (cents/centavos)	5.81	10.32	12.76	12.44
Yield scheduled domestic (cents/centavos)	12.33	21.90	26.71	23.42
Yield scheduled international (cents/centavos)	8.02	14.24	16.86	17.66
CASK (cents/centavos)	8.35	14.83	17.44	16.17
CASK except fuel (cents/centavos)	5.96	10.59	10.56	10.84
Average tariff (dollars/reais)	150.95	268.11	298.07	250.04

	Year Ended December 31,
Additional Operating Data	2009	2008	2007	2006	2005
	(unaudited)
Paid passengers transported (thousands)	30,407	30,144	27,850	25,022	19,571
RPK (millions)	44,148	40,518	33,500	26,289	19,797
ASK (millions)	64,720	57,091	47,599	35,564	28,024
Load factor — %	68.2%	71.0%	70.4%	73.9%	70.6%
Break‑even load factor (BELF) — %	65.9%	66.3%	68.1%	63.9%	65.3%
Block hours	566,006	523,114	462,380	390,839	323,729
Kilometers flown — km (thousands)	340,545	309,625	273,056	226,344	185,158
Liters of fuel	2,216,168	2,047,756	1,739,430	1,336,917	1,073,918
Number of employees	24,282	24,389	20,469	13,195	9,669
Average aircraft use during the period (hours per day)	11.8	12.5	12.6	12.66	11.36
Take‑offs	285,006	274,856	261,171	245,163	209,831
Average leg (km)	1,195	1,126	1,046	923	882

Exchange Rates

Until January 1999, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market.  The Commercial Market was reserved primarily for (i) foreign trade transactions and (ii) transactions that generally required prior approval from Brazilian monetary authorities, like the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of, and interest on, loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Central Bank).  The Floating Market was for specific transactions that did not require Central Bank approval.

The Central Bank reported both the Commercial Market rate and the Floating Market rate on a daily basis.  In January 1999, the Brazilian government announced the unification of the exchange rates for the Brazilian Commercial Market and the Floating Market, leading to a convergence in the pricing and liquidity of both markets.

On March 4, 2005, the Conselho Monetário Nacional (the "CMN") issued Resolution No. 3,265 and Resolution No. 3,266 (each of which became effective on March 14, 2005), which introduced several changes in the Brazilian foreign exchange regime, including (i) the unification of the Commercial Market and the Floating Market, and (ii) the relaxation of rules for the acquisition of foreign currency by Brazilian residents.  It is expected that the Central Bank will further regulate foreign exchange transactions, as well as payments and/or transfers of Brazilian currency between Brazilian residents and non‑residents (those transfers, the International Transfers of Reais), including those made through non‑resident accounts (the CC5 accounts).

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

The following tables set forth the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated:

	Exchange Rates of Reais per U.S. $1.00
Year Ended	Low	High	Average(1)	Period End
December 31, 2005	2.163	2.762	2.285	2.341
December 31, 2006	2.059	2.371	2.215	2.138
December 31, 2007	1.733	2.156	1.944	1.771
December 31, 2008	1.559	2.500	1.837	2.337
December 31, 2009	1.702	2.422	1.998	1.741

(1)       Represents the daily average rate during each of the relevant periods.

Source:  Central Bank.

	Exchange Rates of Reais per U.S. $1.00
Month Ended	Low	High	Period End
December 2009	1.710	1.788	1.741
January 2010	1.723	1.875	1.875
February 2010	1.805	1.877	1.811
March 2010	1.764	1.823	1.781
April 2010	1.731	1.781	1.731
May 2010	1.732	1.881	1.817
June 2010 (through June 18, 2010)	1.776	1.866	1.776

Source:  Central Bank.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Investing in our ADSs or our preferred shares involves a high degree of risk.  Before making an investment decision, you should carefully consider the risks set forth below.  Our business, financial condition and results of operations may be materially adversely affected by any of these risks.  The trading price of our ADSs or our preferred shares may decrease due to any of these risks, and you may lose all or part of your investment.  The risks described below are those that we currently believe may materially affect us.

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.  Brazilian political and economic conditions have a direct impact on our business, financial condition, results of operations and prospects as well as the trading price of the notes.

The Brazilian economy has been characterized by the significant involvement of the Brazilian government, which often changes monetary, credit, fiscal and other policies to influence Brazil's economy.  The Brazilian government's actions to control inflation and effect other policies have involved wage and price controls, depreciation of the real, controls over remittance of funds abroad, intervention by the Central Bank to affect base interest rates and other measures.  We have no control over, and cannot predict, what measures or policies the Brazilian government may take in the future.  Our business, financial condition, results of operations and prospects and the trading price of the notes may be adversely affected by changes in Brazilian governmental policies, as well as general economic factors, including, without limitation:

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

We cannot predict what future fiscal, monetary, social security or other policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy, to our business, results of operations, financial condition or prospects, or to the trading prices of our ADSs and preferred shares.

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

As a result of inflationary pressures, the Brazilian currency has depreciated frequently over the past decade.  Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Although long‑term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies.  In 2002, the real fell 34.3% against the U.S. dollar, caused in part by political uncertainties involving the presidential election in Brazil and the global economic recession.  Notwithstanding the fact that the real appreciated 13.4%, 9.5% and 17.2% against the U.S. dollar in 2005, 2006 and 2007 respectively, from mid-2008 through the end of that year, the real depreciated 31.9% against the U.S. dollar as a result of the ongoing global financial crisis.  However, in 2009, the real appreciated 25.5% against the U.S. dollar, as reported by the Central Bank.  On December 31, 2009, the exchange rate was R$1.741 per U.S. dollar and on June 18, 2010, the exchange rate was R$1.7761 per U.S. dollar.  We cannot assure you that the real will not continue to depreciate substantially or appreciate against the U.S. dollar in the future.

The majority of our revenues are denominated in reais, and a significant portion of our operating expenses (such as fuel, aircraft and engine maintenance, aircraft leasing and insurance payments, parts and engines) are denominated in, or linked to, the U.S. dollar or other foreign currencies.  In the event that we are unable to adjust our prices or to obtain protection through hedging transactions, a depreciation in the real would reduce our profit margins and/or cause operating losses as a result of increased expenses.  Devaluations in the real against the U.S. dollar or other foreign currencies also create inflationary pressures, which can restrict our access to foreign financial markets and lead to government intervention (including the implementation of recessionary policies to curb aggregate demand).  Exchange rate instability may adversely affect our business, financial condition, results of operations and the trading price of our ADSs and preferred shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically adversely affected the Brazilian economy and Brazilian securities market, and high levels of inflation in the future would adversely affect our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.

Brazil has historically experienced extremely high rates of inflation.  Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally.  Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian securities market.

Since the introduction of the real in 1994, Brazil's inflation rate has been substantially lower than in previous periods.  However, inflationary pressures persist.  According to the General Price Index (Índice Geral de Preços‑Mercado, or IGP‑M), Brazilian inflation rates were 1.2%, 3.8%, 7.7%, 9.8% and 1.7% in 2005, 2006, 2007, 2008 and 2009 respectively.  According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), Brazilian inflation rates were 5.7%, 3.1%, 4.5%, 5.9% and 4.3% in 2005, 2006, 2007, 2008 and 2009 respectively.

Brazil may experience high levels of inflation in the future.  Inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.

In the event that Brazil experiences high inflation in the future, we may not be able to adjust the prices we charge our passengers to offset the impact of inflation on our expenses.  This would lead to decreased net income.  Inflationary pressures may also adversely affect our ability to access foreign financial markets, causing adverse effects on our capital expenditure plans.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may adversely affect the Brazilian economy, our business, financial condition, results of operations and prospects and the market price of Brazilian securities, including the trading price of our ADSs and preferred shares.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States and Europe.  Although economic conditions are different in each country, the reaction of investors to developments in one country may have a material adverse effect on the market value of Brazilian companies' securities.  Crises in another emerging market country, the United States or Europe could decrease investor demand for Brazilian securities, including our notes, ADSs and preferred shares.  This may adversely affect the trading value of our ADSs and preferred shares, and any decline in trading value would impede our access to capital markets and financing for future operations.

The recent global financial crisis has had significant consequences worldwide and in Brazil, causing stock and credit market volatility, credit unavailability, interest rate increases, a general economic slowdown, volatile exchange rates and inflationary pressure, which may adversely affect the market price of Brazilian securities, including our ADSs and preferred shares.

Although Latin American countries fared comparatively well at the beginning of the global financial crisis, as of late 2008, and through 2009, many of the countries we serve, including Brazil, experienced either economic slowdowns or recessions.  If the Brazilian economy experiences a sustained recession, or if Brazil experiences significant political disruptions, our business, financial condition and results of operations could be materially and adversely affected.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.

We are exposed to the risk of interest rate variations, principally in relation to the Long Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), with respect to loans denominated in reais, the Interbank Deposit Rate, or DI Rate, and with respect to operating and finance leases denominated in U .S. dollars, the London Interbank Offer Rate, or LIBOR.

Beginning in 2003, as inflationary pressures eased, the CMN, the highest monetary regulatory body in the Brazilian government, decreased the TJLP.  At December 31, 2007, the TJLP was 6.25%, where it remained through December 31, 2008.  As of December 31, 2009, the TJLP was 6.0%.  The DI Rate at December 31, 2007 was 11.1%, 13.6% at December 31, 2008 and 8.55% at December 31, 2009.  The LIBOR at December 31, 2007 was 4.7%, 1.4% at December 31, 2008 and 0.3% at December 31, 2009.  We believe that the decrease in both the DI Rate and LIBOR between 2008 and 2009 helped stimulate demand and consumption during a period of financial crisis.  However, significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates, which may have an adverse effect on our business.

In addition, our repayments under many of our operating and finance leases are linked to LIBOR, and we are exposed to the risk of variations in LIBOR.  At December 31, 2009, the estimated future payments due on our operating and finance lease contracts linked to LIBOR amounted to U.S.$3,465 million.

If TJLP, the DI Rate or LIBOR was to increase, our loan repayments would increase, and we might not be able to adjust the prices we charge to offset increased payments.  If we are unable to adequately adjust our prices, our revenues would not offset the increased loan expenses, adversely affecting our results of operations.  Accordingly, interest rate increases may adversely affect our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.

Risks Relating to our Business and the Brazilian Aviation Industry

The airline industry is particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to negatively impact our results of operations and our ability to obtain financing on acceptable terms.

Our operations, and the airline industry in general, are particularly sensitive to changes in economic conditions.  Unfavorable economic conditions, such as high unemployment rates, a constrained credit market and increased business operating expenses, can reduce spending for both leisure and business travel.  Unfavorable economic conditions can also impact our ability to raise fares to counteract increased fuel, labor, and other expenses.  An increasingly unfavorable economic environment would likely negatively impact our results of operations.  We continue to be cautious of current domestic economic conditions.

Factors such as continuing unfavorable economic conditions, a significant decline in demand for air travel, or continuing instability of the credit and capital markets could result in pressure on our borrowing costs, operating results and financial condition and would affect our growth and investment plans.  These factors could also negatively impact our ability to obtain financing on acceptable terms and our liquidity in general.

The regulatory structure of Brazilian civil aviation is undergoing change and we have not yet been able to evaluate the results of this change on our business and results of operations.

Scheduled air transportation services are considered public utilities in Brazil and are subject to extensive regulation by the Brazilian government.  Over recent years, the Brazilian regulatory authorities have taken a more proactive role in monitoring the development of the Brazilian civil aviation market.  For example, in an effort to prevent excess supply, the authorities have established rigorous criteria for air transport companies to follow when creating new routes or increasing flight frequencies.  Various legislative initiatives have taken place, including the drafting of a bill to replace the Brazilian Aeronautics Code, Law No. 7,565 of December 19, 1986, a submission to the Ministry of Defense for approval of a new civil aviation public policy regulation and the establishment of ANAC, the national aviation agency that replaced the Departamento de Aviação Civil, or DAC, as the principal regulatory body for Brazilian civil aviation.  See "Item 4.  Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Future legislation."

Operation of air transportation services, as well as airport infrastructure, is an exclusive right of the Brazilian government, which may choose to provide these services directly or through third parties by means of concessions or permits.  Our concession to operate scheduled and public passenger and cargo air transportation was obtained on December 9, 1996, and is valid until December 9, 2011.  We cannot assure you that we will be able to automatically renew our concession.  See "Item 4.  Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Overview — Air transportation services concession."

Our growth plans include expanding into new markets, increasing flight frequency and expanding our fleet, which consisted of 132 aircraft at the end of 2009.  ANAC has actively monitored the developments of Brazil's airline market and has taken restrictive measures to help restore greater stability in the industry.  Accordingly, our capacity to grow is dependent on receiving the necessary authorizations from ANAC and the Bureau of International Relations (Superintendência de Relações Internacionais, or SRI).  We cannot assure you that we will obtain all necessary authorizations in the future and any failure to do so would require us to re‑evaluate our strategies.

The Brazilian civil aviation structure may change significantly in the future and we may not be able to anticipate or evaluate how this change will affect our business and results of operations.  We cannot assure you that these or other changes in Brazilian civil aviation regulations will not have an adverse effect on our business or results of operations.  Any change that requires us to focus a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance and consequently adversely affect our results of operations.

In addition, our ability to increase prices to offset an increase in our fixed expenses may be adversely affected in the event that the Brazilian civil aviation authorities impose price control restrictions on air transportation services.  If we are unable to adequately increase prices to offset increases in fixed expenses, this would adversely affect our results of operations.  Changes in the regulations issued by the Brazilian government or the occurrence of any of the above factors may increase our expenses, limit our capacity to expand our routes or adversely affect our business and results of operations.

Competition in both the domestic and international civil aviation markets is increasing, and the Brazilian government may intervene in the domestic market.

We face intense competition in both the domestic and international markets.  The Brazilian government has the power to authorize or deny the entry of new participants into the domestic market in which we operate, as well as the power to assume air transportation operations.  Accordingly, each year we face increased competition from existing and new participants, including new low cost carriers on some of our domestic routes.  The air transportation sector is highly sensitive to price discounting, particularly as a result of the arrival of low‑cost airlines and some airlines use of predatory pricing policies.  Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in‑flight entertainment and other amenities) also have a significant impact on market competitiveness.  In addition, it does not require significant investment to acquire an airline concession in Brazil and, as a result, the barriers to entering the domestic market are low.  We cannot assure you that the Brazilian government will not assume air transport operations or that existing or new competitors in our markets will not offer lower prices, more attractive services or increase their routes capaicities in an effort to obtain greater market share.  In the event that any of the foregoing events occur, we cannot assure you that the price of our fares, passenger demand or our profit margins will not be negatively affected.  Any negative impact on our fares would lead to decreased net revenues and may require us to focus on cost-saving programs.

In 2009, the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, announced that it would propose to the Brazilian Government a change to the regulatory limit of foreign ownership in Brazilian airline companies from 20% to 49%.  This proposal may be accepted by the Brazilian Government and become a draft bill.  We cannot predict the effects of this regulation on the competitive environment, our industry or on us.

Substantial fluctuations in fuel prices or decreased availability of sufficient quantities of fuel may harm the Brazilian civil aviation market and our business if we cannot pass those cost increases on to passengers through our fares or our fuel hedging arrangements become more expensive.

Fuel expenses represent a significant portion of operating expenses for airlines in general, and fuel prices have risen significantly in recent periods.  For the year ended December 31, 2009, fuel expenses represented 28.6% of our operating expenses.

Historically, fuel prices in Brazil have been subject to significant variations in international prices, which in turn vary as a result of global political issues and global supply and demand.  The availability of fuel is also subject to periods of market scarcity and surplus and is affected by the demand for gasoline and other petroleum derivatives.  Therefore, it is not possible to predict the cost and availability of fuel in the future with any degree of certainty.  In the event that the supply of fuel is reduced for any reason, we may need to increase our prices or reduce our scheduled services, which would adversely affect our net revenues.

Fuel prices reached record levels during the middle of 2008, but decreased substantially in the second half of that year.  However, in 2009, this trend reversed and fuel prices presented high volatility.  Jet fuel expenses have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in global supply, as well as market speculation.  In addition, some of our competitors may be able to obtain fuel on better terms (with respect to both price and quality).  Significant increases in fuel expenses (or in the relative price we pay for fuel compared to our competitors) may harm our financial condition and results of operations in the event that it is not possible for us to pass on price increases to passengers through our fares (or in the event that competitors can decrease their prices relative to ours and take market share from us).

Since 2006, we have routinely hedged our future fuel requirements.  However, there can be no assurance that, at any given point in time, our hedge contracts will provide any particular level of protection against increased fuel costs (or that our counterparties will be able to perform under our hedge contracts, such as in the case of a counterparty's bankruptcy).  Additionally, a deterioration in our financial condition could negatively affect our ability to enter into new hedge contracts in the future.  From 2006 through 2009, we routinely hedged between 30% and 80% of our future fuel requirements (over rolling 24‑month periods).  Due to new market and macroeconomic conditions, we decided to modify this policy.  We now plan to hedge our fuel requirements over rolling 24-month periods with between 20% and 60% of our future fuel requirements hedged over the first 12 months, and 10% to 60% hedged over the second 12 months.

The decrease in fuel prices in the latter half of 2008 had the effect of increasing the costs associated with our fuel hedging arrangements, so that we recorded a liability of R$1 billion at December 31, 2008 as a result of those arrangements.  Due to market conditions in 2009, we agreed to post approximately R$96 million in collateral to cover potential amounts owed with respect to fuel hedging arrangements that have not yet settled.  In 2009, fuel prices increased, reducing our fuel price variation costs because of our fuel hedging arrangements.  However, there can be no guarantee that fuel prices shall remain at their current level.  Our fuel hedging transactions and adjustments to our price margins might not be sufficient to protect us from fuel price variations, in which case our results of operations could be significantly and adversely effected.

Airlines have significant fixed expenses that may harm our ability to attain our strategic goals.

As is the case with other airlines, we have high fixed expenses (arising principally from aircraft lease agreements).  We expect to incur additional fixed expenses and contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy.  As of December 31, 2009, we had firm commitments to purchase 79 aircraft, with an aggregate manufacturer's list price of approximately U.S.$9.1 billion.  In 2010, we added to this order 25 additional firm commitments to purchase aircraft, with an aggregate manufacturer's list price of approximately U.S.2.2 billion.  We will require substantial capital from external sources to meet our future financial commitments.  Volatility in global financial markets may make it difficult for us to obtain financing for new aircraft on favorable terms.

As a function of our fixed expenses, we may (i) have limited ability to obtain additional financing for working capital and other purposes, (ii) be required to dedicate a significant part of our cash flow to fixed expenses resulting from operating and finance leases for aircraft, (iii) incur higher interest or leasing expenses in the event that interest rates increase or (iv) have a limited ability to plan for, or react to, changes in our businesses, the civil aviation sector generally and overall macroeconomic conditions.

We depend significantly on automated systems and any breakdown in these systems may harm our business and results of operations.

We depend on automated systems to operate our businesses, including our sales system, automated seat reservation system, fleet and network management system, telecommunications system and website.  Significant or repeated breakdowns of our automated systems may impede our passengers and travel agencies' access to our products and services, which may cause them to purchase tickets from other airlines, adversely affecting our net revenues.  Any interruption in our automated systems may result in the loss of important information and increase our expenses, which may cause a negative public perception of our airline and reduce demand for our services.

A failure to implement our growth strategy may harm our results of operations and the trading price of our ADSs and preferred shares.

Our growth strategy in the domestic and international markets, and the consolidation of our leadership in those markets, includes, among other objectives, increasing the number of markets we serve and increasing the frequency of the flights we provide.  These objectives are dependent on obtaining approvals for operating new routes from local regulators and obtaining adequate access to the necessary airports.  Guarulhos airport in São Paulo and Juscelino Kubitschek airport in Brasília are highly congested, and passenger utilization is near, or at, maximum capacity.  In addition, Congonhas airport in São Paulo and Santos Dumont airport in Rio de Janeiro are subject to slot restrictions that limit both the number of landings and take‑offs and the times at which landings and take‑offs may be scheduled.  Other airports may also reach maximum passenger capacity in the future or impose slot restrictions, which would adversely affect our growth strategy.  Any factor preventing or delaying our access to airports or routes which are vital to our growth strategy (including our ability to maintain our current slots and obtain additional slots at certain airports) may restrict the expansion of our operations and, consequently, adversely affect our growth strategy.

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

In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted legislation, authorizing the Brazilian government to assume civil liability to third parties for any injury to persons or goods on the ground caused by terrorist attacks or acts of war against Brazilian airlines operating in Brazil or abroad.  However, the Brazilian government may, at its sole discretion, suspend the assumption of liability at any time, provided that it gives seven days' notice of the suspension.  If the Brazilian government suspended its assumption of liability, the Brazilian airlines are required to reassume the liability and contract for insurance in the market.

Airline insurers may reduce their coverage or increase their premiums in case of terrorist attack, seizures, aircraft accident and the Brazilian government's termination of its assumption of liability or other events affecting civil aviation in Brazil or abroad.  If there are significant reductions in insurance coverage, our potential liability would increase substantially.  If there are significant increases in insurance premiums, our operating expenses would increase, adversely affecting our results of operations.

We may not succeed in obtaining all aircraft and parts on time, which may result in a suspension of the operations of certain of our aircraft because of unscheduled or unplanned maintenance.

At December 31, 2009, we had firm orders outstanding with Airbus for an additional 47 Airbus A320 aircraft, 4 Airbus A330 aircraft, and 22 Airbus A350 aircraft, together with an additional 10 options for Airbus A350 aircraft.  In 2010, we converted five of those 10 options for Airbus A350 aircraft into firm orders and made additional firm orders to purchase 20 Airbus A320 aircraft.  We also had firm orders outstanding with Boeing for 6 B777 aircraft.  Any disruption or change in the manufacturers' delivery schedules for these new aircraft will affect our operations and would negatively affect our financial condition and results of operations because we would not be able to accommodate increased passenger demand.  Our ability to obtain these new aircraft from Airbus or Boeing may be affected by several factors, including (i) Airbus or Boeing may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed under the aircraft delivery contracts, (ii) the occurrence of a fire, strike or other event affecting Airbus' or Boeing's ability to fulfill its contractual obligations in a complete and timely fashion and (iii) any inability on our part to obtain aircraft financing or any refusal by Airbus or Boeing to provide financial support.  Our operations may also be affected by any failure or inability of Airbus or Boeing (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance.  Any such suspension of operations would decrease passenger revenue and adversely affect our financial condition.

The reputation and financial results of airlines may be harmed by any accident or incident involving their aircraft.

Any accident or incident involving the aircraft of any airline may require repair or replacement of the damaged aircraft and temporary or permanent loss of service, in addition to significant expenses arising from indemnities payable to injured passengers and third parties.  We believe that the level of insurance we have contracted for accidents is consistent with market practice.  However, we may incur losses in the event that our insurance is insufficient to cover the damage from an accident.  Any requirement to pay amounts not covered by our insurance may harm our business and results of operations.  Any accident or incident involving one of our aircraft, even if completely covered by insurance, may affect our image and generate a public perception that we are less safe or reliable than other airlines, which would harm our passenger demand, our revenues and our market position.  In addition, any accident or incident relating to an aircraft operated by another airline, but which involves one of the same models of aircraft we have in our fleet may generate a public perception that the particular model of aircraft is unsafe, which may also harm passenger demand for our services, our revenues and, consequently, our results of operations.

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

For example, the terrorist attacks in the United States on September 11, 2001 severely and adversely impacted the worldwide airline industry.  Airline traffic in the United States fell dramatically after the attacks and decreased, albeit less severely, throughout Latin America.  Our revenues depend on the number of passengers traveling on our flights.  Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.

In addition, the escalation of military activity in the Middle East and the public concerns about the possibility of an outbreak of disease (such as the H1N1 virus) could negatively impact the public's willingness to travel by air.  We cannot determine if and when such an event will occur and whether the event will decrease demand for air travel, thus materially and negatively affecting our business, financial condition and results of operations.

Our operations are often affected by factors beyond our control, including airport congestion, weather conditions and increased safety measures.

Like other airlines, we are subject to delays caused by factors beyond our control, including airport congestion, adverse weather conditions and increased safety measures.  Delays have the effects of leaving passengers dissatisfied, reducing aircraft utilization (the average number of hours per day an aircraft is in operation) and increasing expenses, which may affect our profitability.  Adverse weather conditions may cause cancellations of, or significant delays in, our flights.  Cancellations or delays resulting from airport congestion, adverse weather conditions and safety related measures may decrease our revenues and harm our reputation as a punctual airline, which could lead to decreased passenger demand for our services.

In 2010, a volcanic eruption in Iceland affected our operations in London, Paris, Frankfurt and Milan between April 15th and April 21st.  We had to cancel 56 flights, which represented approximately 2% of our international flights scheduled for that month.  While this volcanic eruption had only a small effect on our operations, if a volcanic eruption occurs that requires us to cancel a large number of flights, our revenues may be adversely affected.  We cannot guarantee that further cancellations will not happen due to the same or other volcanic eruptions.

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

Technical and operational problems in the Brazilian air traffic control systems since the last quarter of 2006 have led to extensive flight delays, higher than usual flight cancellations and increased airport congestion.  This negatively affected our punctuality and operating results.  The Brazilian government and air traffic control authorities have taken measures to improve the Brazilian air traffic control systems, but if the changes undertaken by the Brazilian government and regulatory authorities do not prove successful, these air traffic control‑related difficulties might recur or worsen, which may have a material adverse effect on our business, our results of operations and our growth strategy.

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

Our principal shareholders, TAM – Empreendimentos e Participações S.A., or TEP, and Agropecuária Nova Fronteira Ltda., or Nova Fronteira, collectively control 89.42% of our common stock and have the power to, among other things, (i) elect the majority of our directors and (ii) control the results of any proposal requiring shareholder approval (including transactions with related parties, corporate re‑organization, sales of assets and the timing and conditions of payment of any future dividends, subject to the minimum mandatory dividend distribution requirements under Brazilian corporation law).  Our principal shareholders have the power to approve transactions that might not be in the interests of other shareholders and may prevent or frustrate any attempts to remove our current directors or executive officers.

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

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non‑resident to either a Brazilian resident or a non‑resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil.  This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a non‑resident of Brazil to another non‑resident of Brazil.  There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil.  However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil.

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

The Brazilian government may restrict the remittance abroad of proceeds of investments in Brazil and the conversion of the real into foreign currencies.  The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and early 1990.  In the event that the Brazilian government determines that the Brazilian foreign currency reserves need to be maintained, it may impose temporary charges on any overseas remittance of up to 50% of the value of the remittance.  We cannot assure you that the Brazilian government will not take similar measures in the future.  The return of any such restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of our preferred shares into U.S. dollars and to remit U.S. dollars abroad and our capacity to make dividend payments to non‑Brazilian investors.  The imposition of any such restrictions would have a material adverse effect on the stock market price of our preferred shares or ADSs.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, permitting the custodian to convert dividends and other distributions with respect to the preferred shares into non‑Brazilian currency and remit the proceeds abroad.  If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian's electronic certificate of foreign capital registration for only five business days from the date of withdrawal.  Thereafter, upon the disposition of distributions relating to the preferred shares, unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non‑Brazilian currency.  In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.           History and Development of the Company

General

TAM S.A. is a holding company founded in May 1997 under the name CIT — Companhia de Investimentos em Transportes for the specific purpose of participating in, managing and consolidating shareholdings in airlines.  In November 1997, we implemented a corporate restructuring that increased CIT — Companhia de Investimentos em Transportes' stake in TAM Taxi Aéreo Marília S.A. ("TAM Marília"), a sociedade anônima de capital fecahdo organized under the laws of Brazil.  We also changed our corporate name to TAM — Companhia de Investimentos em Transportes.  In September 2002, we again changed our corporate name to TAM S.A.  We currently hold ownership interests in TAM Linhas Aéreas, TAM Mercosur, TP Franchising Ltda ("TP Franchising"), a company organized under the laws of Brazil, and Multiplus S.A ("Multiplus"), a company organized under the laws of Brazil.  TAM Linhas Aéreas holds an ownership interest in TAM Viagens, TAM Capital, TAM Capital 2, TAM Financial 1 and TAM Financial 2.

TAM S.A. is a sociedade anônima de capital aberto organized and operating under the Brazilian law.  Our headquarters are located at Avenida Jurandir, 856, Lote 4, 1º andar, CEP 04072‑000, São Paulo, SP, Brazil.  Our telephone number is +55 11 5582 9715.

TAM Marília was founded in January 1961 in the interior of the state of São Paulo, where the late Captain Rolim Amaro worked as a pilot.  In 1971, Captain Rolim Amaro became an executive partner and minority shareholder of TAM Marília.  TAM Transportes Aéreos Regionais ("TAM Regionais") was founded in May 1976 and was TAM Marília's first scheduled airline, with 67% of its capital stock held by Captain Rolim Amaro.  In 1978, Captain Rolim Amaro became the major shareholder of TAM Marília, holding 98% of its capital stock.

In 1986, Captain Rolim Amaro incorporated TAM Linhas Aéreas, launching its operations through Brasil‑Central Linha Aérea Regional S.A. (which was created to operate in the country's northern and central‑western regions).  In the same year, Brasil‑Central Linha Aérea Regional S.A. was granted a concession to operate at Guarulhos International Airport and became TAM Transportes Aéreos Meridionais S.A., Brazil's second largest domestic airline.

In 1993, we launched the TAM Loyalty Program (the first airline loyalty program in Brazil) in order to incentivize existing customers to fly with us more oftenand to attract new customers.  In 1998, we inaugurated our first international flight between São Paulo and Miami.  In 1999, we initiated flights to Paris through a codeshare agreement with Air France.

In 1998, we acquired Itapemirim Transportes Aéreos Regionais (whose corporate name was changed to Interexpress Transportes Aéreos Regionais S.A., or "Interexpress Transportes Aéreos Regionais") and then acquired Helisul Linhas Aéreas S.A. (whose corporate name was changed to TAM Express S.A., or "TAM Express").

In 1999, TAM Express and Interexpress Transportes Aéreos Regionais merged into TAM Linhas Aéreas, resulting in greater integration, operational efficiency and a consequent reduction in expenses.  As a continuation of this restructuring process, and as a result of the need to unify our regional, national and international operations, TAM Transportes Aéreos Meridionais S.A. was merged into TAM Linhas Aéreas in November 2000.

On February 6, 2003, we signed a protocol of understanding with Varig S.A. ("Varig") for code sharing operations as a preliminary stage in a possible merger between the two companies.  This was primarily intended to eliminate overlapping flights and to rationalize supply in the market.  As a result of signing this protocol of understanding, we were able to reorganize our aircraft fleet, negotiate the return of 19 Fokker 100 aircraft and reduce our operating expenses.

On February 15, 2005, as it became clear that the proposed merger would not take place, both parties (Varig and TAM S.A. submitted detailed plan to the Conselho Administrativo de Defesa Econômica, or CADE, to cancel the codeshare arrangement.  On February 23, 2005, the codeshare agreement was cancelled (with the approval of the CADE) and all of our codeshare operations with Varig had to be terminated by May 24, 2005.  We ceased all codeshare operations with Varig on May 2, 2005.

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

TAM Mercosur operates scheduled air transportation operations and is headquartered in Asunción, Paraguay.  TAM Mercosur, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia, was founded in March 1993 under the name Líneas Aéreas Paraguayas S.A. (LAPSA) and all of its capital stock was initially held by the government of Paraguay.  The Paraguayan government currently holds 5.02% of TAM Mercosur's capital stock.  In January 1997, LAPSA's corporate name was changed to Transportes Aéreos del Mercosur S.A.  In September 2003, upon approval of TransAmérica's dissolution and liquidation, we acquired all shares of TAM Mercosur held at the time by TransAmérica (which consisted of 94.98% of its capital stock).  In the year ended December 31, 2009, TAM Mercosur's net operating revenues represented 1.9% of our total consolidated net operating revenues.

TAM Viagens is a limited company (sociedade limitada) and tourism operator controlled by TAM Linhas Aéreas.  Through TAM Viagens, we package and sell tourism travel and corporate events in Brazil and abroad.

In October 2009, we founded Multiplus, a network of loyalty programs that allows TAM customers to accrue loyalty points from a wide array of product and service providers.  On February 5, 2010, Multiplus conducted an initial public offering of its common shares, which reduced our ownership in Multiplus from 100% to 73%.  See "Item 4 — Information on the Company — B.  Business Overview — Competitive Advantages" and "Item 4 — Information on the Company — C.  Organizational Structure".

In 2007, TAM Linhas Aéreas incorporated TAM Capital as a wholly‑owned subsidiary, organized under the laws of the Cayman Islands, for the purpose of issuing U.S.$300 million 7.375% senior guaranteed notes due 2017 on April 25, 2007.  On December 18, 2007 we completed an exchange offer pursuant to which holders of 99.2% of the notes issued on April 25, 2007 exchanged their notes for new notes that were registered under the Securities Act of 1933, as amended, and otherwise carried identical terms.

In 2007, TAM Linhas Aéreas incorporated TAM Financial 1, a wholly‑owned subsidiary organized under the laws of the Cayman Islands, for the purpose of raising funds for pre‑delivery payments of four Boeing 777 aircraft.  In that same year, TAM Linhas Aéreas also incorporated TAM Financial 2, a wholly‑owned subsidiary organized under the laws of the Cayman Islands, whose main activities include aircraft acquisition and financing.

In 2008, we began operating the Boeing 777-300ER, our largest passenger capacity aircraft.  The Boeing 777‑300ER currently transports up to 365 passengers on our routes connecting Brazil, Germany, England and Chile.  These Boeing aircraft were financed by a structured deal with a financial guarantee from the Export‑Import Bank of the United States ("Ex‑Im Bank") and included the participation of four international financial institutions: Calyon, Natixis, Private Export Funding Corporation (Pefco) and Société Générale.  In that same year, we finalized the phase‑out program of the Fokker 100 (100‑seat aircraft) from our fleet and returned our MD‑11s, older and less efficient aircraft that we had used to operate some of our long haul routes.

In 2009, TAM Linhas Aéreas incorporated TAM Capital 2, a wholly‑owned subsidiary organized under the laws of the Cayman Islands, for the purpose of issuing U.S.$300 million 9.5% senior guaranteed notes due 2020 on October 22, 2009.

On May 13, 2010, TAM became a full member of the Star Alliance, the largest global alliance in commercial aviation based on the number of members and geographical coverage.  During 2008, our integration into the Star Alliance began with experts from TAM, its mentor in the alliance, United, and the Star Alliance, teaming up to ensure we met the requirements for the alliance.  These requirements include, for example, compatibility with StarNet, the Star Alliance's IT backbone, implementing common guidelines for dealing with passengers and the accumulation and redemption of loyalty program points.  As a result of our successful integration, we now share products and services in the 1,167 airports and 181 countries in which the Star Alliance operates.  Star Alliance services include baggage check‑in to final destinations, easier connections and the convenience of more than 980 VIP lounges.  Another benefit for our passengers is the integration of all Star Alliance member companies' frequent flier programs, which makes accumulating points easier, provides more redemption options and gives priority for service and boarding.

Capital Investments

During 2009, we invested R$334 million in fixed assets, primarily due to aircraft acquisition and replacement parts for our fleet, and R$135 in intangible assets.  During 2008, we invested R$637 million in fixed assets for the same reasons, aircraft acquisition and replacement parts for our fleet, and R$133 million in intangible assets.  During 2007, we invested R$311 million in fixed assets primarily for replacement parts for our fleet and R$37 million in intangible assets.

For more information on our capital investments, see below "Item 5 — Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources".

B.           Business Overview

Overview

We provide scheduled air transportation in both the domestic market and the international market through our operating subsidiaries, TAM Linhas Aéreas and TAM Mercosur, and since March 2010 through Pantanal Linhas Aéreas S.A. ("Pantanal").  According to data provided by ANAC, we are the leading airline in the domestic market, with a 43.1% market share as of December 2009 and a 50.3% and 48.8% market share as of December 2008 and December 2007, respectively, as measured in RPKs.  We offer flights throughout Brazil.  Of all Brazilian airlines, we serve, together with our commercial partners, the largest number of destinations in Brazil.  We operate scheduled passenger and cargo air transport routes to 42 cities, and through regional alliances with other airlines, we serve an additional 40 domestic destinations.  We also directly serve 18 international destinations and provide connections to other destinations through commercial agreements with United Airlines, Lufthansa, TAP, LAN and other airlines.  We offer convenience to our passengers by offering frequent and direct flights to and from all major domestic airports at competitive prices.  In 2009, we transported approximately 25.8 million passengers on domestic flights and approximately 4.6 million passengers on international flights, compared to 25.6 million passengers and 4.5 million passengers, respectively, in 2008, and approximately 24.2 million passengers and 3.7 million passengers, respectively, in 2007.  In 2009, we averaged 781 take-offs per day, compared to an average of 751 take‑offs per day and 734 take‑offs per day in 2008 and 2007, respectively.  In order to meet domestic demand, we primarily cater to the business market, but also operate in the leisure and cargo markets, which complement our primary operations and allow us to maximize the use of our aircraft.

At December 31, 2009, we operated with a fleet of 132 aircraft, consisting primarily of Airbus models A340, A330, A321, A320 and A319, as well as Boeing models B777 and B767, and we had 24,282 employees.  As of the same date, TAM Linhas Aéreas consisted of 132 aircraft, as set forth in the table below, including 3 Airbus A320 subleased to TAM Mercosur.

Since our incorporation, we believe that we have demonstrated a history of sustained growth and a proven ability to adapt to developments in the civil aviation industry in Brazil and around the world.  According to IATA, Brazil is the fourth largest domestic aviation market in the world (in number of scheduled passengers transported) and has one of the busiest shuttle services in the world (São Paulo – Rio de Janeiro).

We believe that we have a strong corporate culture, grounded by principles set forth by our founder, Captain Rolim Adolfo Amaro, that permeates all levels of our company and continues to guide the day‑to‑day activities of our management.  In order to ensure that we act in accordance with best practices and provide value‑added service to our passengers, we seek to embed our culture in our employee training, and believe that our entire staff is a product of this practice.  Our mission is to be the people's favorite airline company, through joy, creativity, respect and responsibility, and we consistently transmit this mission statement to our employees.

Our vision is to make our customers happy by working with a "spirit of serving".  We seek to achieve this goal by offering comprehensive service that gives passengers superior value for their money.  We are able to do this by continuing to reduce expenses and by improving the return on capital invested.

	Total at December 31,
Model	2009	2008	2007
Boeing 777	4	4	—
MD 11	—	—	3
Airbus A340	2	2	2
Airbus A330	16	16	12
Boeing 767	3	3	—
Airbus A321	5	3	3
Airbus A320	81	81	70
Airbus A319	21	20	15
Fokker 100	—	—	10
Total	132	129	115

Competitive Advantages

We believe that our principal competitive advantages are:

•                     Value‑added service at competitive prices.  We believe that we offer the best combination in the domestic market of a network of destinations and frequent flights, with value‑added service, high on‑time rates and competitive prices, based on:

•                     broad domestic network of destinations:  our own domestic network serves 42 destinations in Brazil, many of which are direct flights, offering greater convenience to our clients.  Through our regional alliances with Passaredo Transportes Aéreas Ltda. (Passaredo), Linhas Aéreas S.A. (Total Linhas), Trip Transporte Aéreo Regional do Interior Paulista Ltda. (Trip Transporte) and NHT Linhas Aéreas Ltda (NHT), our network extends to a further 40 destinations in Brazil;

•                     convenient schedules with high on‑time arrival rates:  we always work to maintain a high percentage of on‑time flights, in order to offer the best service possible;

•                     efficient network of international destinations and supporting domestic service:  we currently serve 18 international destinations (ten in South America, three in North America and five in Europe) that are in high demand by the Brazilian public.  We also serve various other destinations in North America, Europe, and other continents through agreements with several international carriers;

•                     special services:  we have developed special services to meet specific demands and optimize the use of our aircraft, such as night and holiday flights offered at promotional rates.

•                     Focus on cost management.  We are an airline with low operating expenses.  In 2003, we initiated the implementation of a restructuring project that initiated a cultural change within us, making our employees aware of cost management.  We continuously seek opportunities to reduce expenses focusing our efforts on reducing operating, commercial and administrative expenses.  Our overall CASK increased from R$16.17 in 2007 to R$17.44 in 2008 and decreased to R$14.83 in 2009 and our CASK excluding fuel decreased from R$10.84 in 2007 to R$10.56 in 2008 and increased to R$10.59 in 2009.  Some of our principal cost savings arise from:

•                     efficient use of our aircraft:  we maintained the average load factor of our aircraft and the daily average block hours per aircraft by optimizing our network of destinations and our fleet.  In 2009, the average load factor of our aircraft was 68.2% and the block hours per aircraft was 11.8 hours, compared to 71.0% and 12.5 hours in 2008 and 70.4% and 12.6 hours in 2007;

•                     modern and flexible fleet:  we have one of the newest fleets in the domestic market, with an average age of 6 years at December 31, 2009.  Our use of a modern fleet allows us to reduce operating and maintenance expenses.  We primarily operate Airbus narrow‑bodied aircraft in the domestic and South American markets and Airbus and Boeing wide‑bodied aircraft in the long haul routes, providing us with the flexibility required to serve routes of different passenger densities.  We believe that all of our aircraft are equipped with the most advanced equipment and technology, ensuring greater reliability, comfort and safety.  In 2009, we substituted three A320 with new aircraft and added one A319 and two A321 to our fleet;

•                     proprietary maintenance team:  we have our own maintenance team trained to serve all aircraft in our fleet quickly and at a labor expenses we believe is lower than that of our competitors.  We also have our own maintenance center in the city of São Carlos (in the interior of the state of São Paulo) which performs all hull maintenance on our aircraft and also provides maintenance services for other airlines.  By using our own maintenance center, we have been able to reduce the maintenance time of our aircraft and, consequently, obtain more efficient use of our aircraft; and

•                     use of technology in operating processes:  at the end of 2009, we implemented the Amadeus Altéa platform, which is used by other Star Alliance members and which helped us reach a new level of web sales, largely because the related FlexPricer Amadeus search engine provides a more customer-friendly method for finding and purchasing tickets by presenting fare and date comparisons.

•                     Innovative services and products combined with a strong brand and our "espírito de servir" (spirit of serving).  Our corporate culture is based on providing value‑added services to our passengers.  We consistently seek to make travel a more convenient and comfortable experience for our passengers and believe that we have successfully positioned our brand so as to associate it with superior service, aircraft and technologically‑advanced operations.  We strive to be a company that is focused on our passengers, translating our "spirit of service" into all operations, and we believe this is evidenced by:

•                     high on‑time arrival rates and frequent flights;

•                     a modern fleet equipped with interiors specifically designed to afford greater comfort to our passengers, such as a wider middle seat (one of the widest middle seats of all the Airbus model aircraft);

•                     a polite approach to our passengers, including a courteous flight crew and attendants and our red carpet welcoming to all passengers at airports and aircraft;

•                     video and audio entertainment on domestic flights, in addition to offering free in‑flight meals and magazines;

•                     self‑service options for check‑in in major airports; and

•                     open channels of communication with our passengers through our call center, our "Talk to the President" program and online service chat sessions at our portal.

•                     TAM Loyalty Program.  We were the first airline in Brazil to offer a loyalty program, and there are currently over 6.6 million members in the TAM Loyalty Program.  We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points in the domestic or South American market.  Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments.  In addition, the TAM Loyalty Program strengthens lines of communications with our passengers.

•                     Multiplus Fidelidade.  In 2009, we launched a new program designed to create an even broader network in which customers can earn TAM Loyalty Program points.  Multiplus Fidelidade is an expansion of our loyalty program concept and acts as a tool to assist in the integration of partner companies into our loyalty network.  We believe our expanded network helps to capture and retain customers and increase sales.  Multiplus Fidelidade is a coalition of loyalty programs that permits the accrual of points for redemption for products or services with different partners.  We believe this program is a source of value generation and we have a team dedicated to its development.

•                     An experienced management team and motivated professionals.

To further our mission, we hire and retain motivated professionals.  We consider the talent, skill and dedication of our employees as a key competitive edge.  We are focused on keeping our employees satisfied and motivated by providing them with ongoing professional development, ensuring their safety and adopting a people‑oriented approach to management.  In our recruiting and selection process we deliberately look for employees with the potential to fit the "TAM" profile.  People hired attend an orientation to educate them about our corporate history, the founder's principles, and our fundamental values, mission and culture.  Management also invests in our employees through the Commander Rolim Amaro Training Academy, and providing opportunities for internal transfers.

Some of our key motivational tools include:

"Employee of the Month" and "Employees of the Year" programs; breakfasts with team managers; graduation ceremonies for flight attendants; a Quality of Life program; barbecues for technical crews and the TAM Ethics Channel, a program that allows employees to write comments, suggestions or concerns about us in confidence and receive answers on an individual basis.

In addition to these motivational tools, we have an internal webcast which is a new way to guarantee that our strategic information is communicated to all employees across the world.  Employees can access these webcast sessions via the internet or intranet.

Our compensation policy for executives is variable.  For all other levels the compensation policy is profit sharing, reflecting employee needs and the market, within the bounds of current legislation and the terms and conditions of the Airline Ground Crew and Pilots Union's collective labor agreements.

Strategy

Our strategic goal is to maintain our strong position in the domestic and international passenger markets and to attain high levels of profitability in both markets.  We will seek to pursue this goal by offering comprehensive service that delivers superior value to our passengers as we work to reduce expenses and increase our return on invested capital.  To reach these objectives, our strategies are:

•                     Continue providing superior customer service.  One of our key strategies is to offer differentiated and high‑quality service.  Relying on a strong and reliable network, we consistently seek to make travel more convenient and comfortable for our passengers and to perfect our service and strengthen our commitment to passengers.

•                     Increase revenue and profitability and serve a greater number of passengers at a competitive price.  We will seek to continue to provide what we believe is a service that delivers the best value to our customers in the domestic market, offering more convenient and higher quality services at competitive prices.  Our goal is to increase revenues, as well as profitability, through:

•                     expansion of business traveller market:  consolidating and expanding our traditional passenger base of business travellers, who we believe represent more than 75% of demand for our domestic flights, through measures focusing on business travellers and sales channels that traditionally serve that market;

•                     growth in our tourism and leisure travel operations:  we believe that the tourism and leisure markets are complementary to our core market of business travellers.  In order to use our fleet more efficiently, our strategy involves capturing additional demand in the tourism and leisure market through specific promotions for flying at off-peak hours during the day, besides holidays and local events (for example, festivals and city anniversaries, among others) using our scheduled operations.  We also serve leisure travelers by (i) the operation of charter flights, and (ii) the sale of tourism packages through TAM Viagens (an indirect subsidiary controlled by TAM Linhas Aéreas).  TAM Viagens recorded a gross revenue of R$446 million, R$412 million and R$166 million at December 31, 2009 2008 and 2007, respectively, representing approximately 4.4%, 3.8% and 2.0% of our consolidated revenues for the same periods.  We believe that through our subsidiary TAM Viagens, we also own the second-largest tourism and leisure travel operator in the country;

•                     selective expansion in international markets:  in the last three years, our international operations have consistently grown as a percentage of our total revenues.  In the year ended December 31, 2009, international flights represented 40.2% of our ASKs.  Our strategy involves maintaining our leadership in the international market and selectively identifying new international destinations to serve our customers; and

•                     expansion of our cargo business:  we have focused on greater utilization of cargo space in our aircraft to develop our cargo business line, while maintaining our commitment to further improve service to our passengers.  Our cargo transportation business line represented R$936 million or 9.2% of our consolidated gross revenues at December 31, 2009, compared to R$1,009 million or 9.3% of our consolidated gross revenues at December 31, 2008 and R$777 million or 9.2% of our consolidated gross revenues at December 31, 2007.

•                     Reduce our operating expenses, optimize the use of our fleet and streamline our processes.  We believe that successfully implement of our strategy we need to reduce expenses and improve how we invest.  We are pursuing this strategy by:

•                     maintaining a standardized, efficient and flexible fleet:  we will continue to optimize the size of our fleet, in order to keep maintenance and operating expenses for our fleet at a low level.  In 2006, we announced our decision to phase out our entire fleet of Fokker 100 aircraft by mid‑2008 and we met that target.  As a result of this decision, we have been exclusively using Airbus A320 family aircraft in the domestic market since mid‑2008.  We maintain a high aircraft utilization and to maintain a flexible fleet with aircraft capable of easily adapting to the differing levels of demand from route to route; and

•                     increasing productivity by redesigning operational processes and using technology:  since the implementation of our restructuring project in 2003, we have applied a cost reduction policy aimed at increasing our productivity through new information technology tools, redesigning operational processes and redeployment of labor and outsourcing activities which are not related to our core strategy.  We also hope to obtain economies of scale by increased growth in our operations.

Products and Services

Our principal product is the scheduled air transportation of passengers.  In addition, we also have products targeted specifically towards the development of domestic and international tourism.  We also provide cargo transportation operations.

We set out below a breakdown of our gross revenues by type of service rendered for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
	(R$ millions)
By type of service rendered:
Domestic
Scheduled — Passengers	5,332	5,968	4,682
Charter — Passengers	137	195	152
Cargo	447	459	360
	5,916	6,622	5,194
International
Scheduled — Passengers	2,675	2,804	2,109
Charter — Passengers	9	19	20
Cargo	489	550	417
	3,173	3,372	2,546
Other
TAM Loyalty Program	539	441	144
Travel and tourism agencies	60	64	30
Other (includes expired tickets)	452	421	414
	1,050	926	588
Total Gross	10,139	10,920	8,328
Sales taxes and other deductions	(374)	(407)	(309)
Revenue	9,765	10,513	8,019

Sales and Distribution

We are continuously developing direct and indirect distribution channels for air fare ticket sales.  We plan to increase direct sales (which at December 31, 2009 represented approximately 27.8% of our total ticket sales) by targeting the leisure market and by making it easier for our passengers to purchase tickets, principally through the internet and our call center.  We were the first airline in Latin America to sell tickets on the internet.  Through our website, registered users may purchase tickets online, receive customer service, make reservations up to one hour before departure and access information relating to the TAM Loyalty Program.  As part of our plan to increase direct sales through the internet, in 2006 we launched a new "fare profile" system for sales of domestic tickets.  We offer five fare profiles, "Promo," "Light," "Flex," "Max" and "Top."  We launched a marketing campaign highlighting this new fare profile system at the time of launch and recorded an increase of approximately 40% in direct sales in the month after introduction.  Likewise, in 2009, we launched a marketing campaign which focused on promoting the TAM Loyalty Program, our large network, courteous on board services and price competitiveness.  After launching that campaign, in November 2009, we migrated our reservation platform to Amadeus Altéa, which we believe offers greater conveniences to our passengers.  In 2009, 78.4% of our sales were through travel agencies and 21.6% were through direct channels, of which 13.8% were through the internet.

Our call center allows passengers an alternative means to make reservations and purchase tickets.  Our call center is available 24 hours a day.  We also sell tickets through our network of stores located in the main cities of Brazil and each airport from which we operate.

Indirect sales are those made through corporate travel agencies, agencies with registrations and pre‑approved credit and travel operators.  Currently, there are approximately 5,000 travel agencies authorized to sell our tickets in Brazil.

We use our proprietary e‑TAM portal to integrate our entire sales chain, from the time of reservation to passenger boarding, consolidating indirect sales in our Brazilian distribution chain.  Data obtained from the e‑TAM portal allows us to offer a set of customized services, based on the "one‑to‑one" concept.  In the last 12 months of operation, 99.4% of indirect channel reservations made in Brazil were made through the e‑TAM portal.

We believe that more than 75% of our passenger traffic consists of business travelers and employees of large and medium‑sized companies with whom we have travel agreements.  To further develop our business relationship with our corporate clients, we have signed agreements with hotel chains and car rental companies to offer our customers complete corporate transportation and accommodation packages.  Our advertisements run primarily in media vehicles such as internet sites, radio spots, local newspaper advertisements, magazines and outdoor billboards.

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

Air Transportation Operations

Passenger transportation

Scheduled domestic operations

We currently operate an average of 709 daily flights to 42 destinations in Brazil.  Through our regional alliances with Passaredo, Trip Transporte, and NHT we serve an additional 40 domestic destinations.

Passenger traffic in the domestic market represented approximately 53.9% of our gross revenues in 2009, 56.4% of our revenues in 2008 and 58.0% in 2007.  Our RPKs in the domestic market increased 6.4% in 2009, 10.6% in 2008 and 12.5% in 2007.  The RPKs in the total domestic market increased 17.7% in 2009, 7.4% in 2008 and 11.9% in 2007.

In 2009, according to data provided by INFRAERO, we recorded the highest number of passengers transported in 22 of the 42 airports we serve.  The table below sets forth the airports we serve in Brazil, our average number of departures per day at those airports and the number of passengers who took our flights in 2009:

Route	Average Number of Departures per day with our Aircraft(1)	Passenger Departures per year(2)
São Paulo (Congonhas)	97	2,525,689
São Paulo (Guarulhos)	73	2,195,351
Brasília	77	1,440,271
Rio de Janeiro (Galeão)	45	1,218,927
Salvador	40	963,769
Rio de Janeiro (Santos Dumont)	34	908,117
Recife	26	784,078
Fortaleza	24	823,408
Porto Alegre	26	881,288
Curitiba	31	783,370
Belo Horizonte (Confins)	31	805,007
Belém	16	488,861
Vitória	15	441,001
Natal	11	420,799
Florianópolis	16	397,755
Manaus	10	315,877
Goiânia	11	343,710
São Paulo (Viracopos)	13	314,351
São Luiz	8	273,380
Maceió	6	254,782
Cuiabá	7	228,592
Foz Do Iguaçu	7	230,508
Porto Seguro	5	221,766
Campo Grande	8	209,222
Aracaju	6	202,884
João Pessoa	4	177,617
Londrina	6	163,279
Teresina	4	135,094
Macapá	3	130,034
São José Do Rio Preto	4	120,796
Uberlândia	3	103,901
Porto Velho	2	91,970
Ribeirão Preto	4	91,334
Navegantes	3	89,372
Ilhéus	2	79,102
Palmas	2	78,518
Imperatriz	4	65,845
Marabá	2	62,168
Rio Branco	1	51,414
Santarém	2	50,803
Boa Vista	1	47,843
Joinville	2	40,874

(1)       Figures relate to departures on TAM aircraft only.

(2)       Figures relate to TAM Issued tickets (and include departures on non‑TAM aircraft).

Scheduled international operations

We operate an average of 72 daily international flights to Buenos Aires, Santiago, Asunción, Montevideo, Lima, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Caracas, La Paz, Miami, Orlando, New York, London, Paris, Frankfurt, Madrid and Milan.  We have codeshare agreements with LAN Group, Pluna, United Airlines, Air Canada, TAP, Lufthansa, Air China and Swiss International, allowing our passengers to make connections to destinations throughout the world, in addition to other services, such as simplified check‑in, luggage shipping and access to VIP lounges.  We offer the ability to earn and redeem points through the TAM Loyalty Program, the Star Alliance and our partner airlines.

International scheduled passenger traffic represented 26.4% of our gross revenue in 2009, 25.9% in 2008 and 25.5% in 2007.  Our RPKs from international flights grew 12.5% in 2009, 40.2% in 2008 and 70.6% in 2007, successive increases that have resulted primarily from increased capacity on selected routes that presented substantial traffic throughout the year.  The RPKs of Brazilian carriers in the total international market decreased 0.6% in 2009, compared to an increase of 25.7% in 2008 and a decrease of 5.1% in 2007.  Our share of the international market operated by Brazilian carriers was 86.5%, 75.2% and 67.5% in 2009, 2008 and 2007, respectively, successive increases that have resulted primarily from a decrease in Varig's long haul international flights as result of its liquidation.

Cargo transportation operations

We also earn revenues through cargo transportation operations.  These operations represented 9.2% of our gross revenue in 2009 and 2008 and 9.3% in 2007.  TAM Cargo is our freight business unit, reporting directly to our Commercial and Planning Vice President.  We do not operate exclusive cargo aircraft; however, we sell the empty space available in the belly of passenger aircraft, both in domestic and international markets.

We are continuously improving our cargo terminal operating structures, products and processes, resulting in faster receipt of packages and better branding.  In 2009, we implemented a new cost saving and advanced tracking system, which allows shippers to track in detail and in real-time the entire path of their freight.  We intend to meet our customers' needs by growing our operations, both by increasing the freight of small packages, which have higher yields, and in large volume freight, such as industrials and perishable cargo.

In the international cargo segment, we are continuously improving our management systems, resulting in quicker processing and better revenue monitoring.  These improvements help us analyze market behavior to enhance our accuracy and decision making with respect to the shipments.  We are entering into Special Prorate Agreements (SPA) with several airline companies, allowing us to send shipments worldwide, increasing volumes sold and TAM Cargo's brand awareness.

Travel and tourism operations

We also have a travel and tourism operation, TAM Viagens.  In 2009, 2008 and 2007, this business represented 4.4%, 3.8% and 2.0% of our total revenues respectively.  TAM Viagens offers complete packages including air tickets, ground transportation, hotels, tours and several tourism services.  Nowadays, it is one of the largest tour operators in Brazil and has 72 of its own stores, which deals with about 5,000 agencies all over the country, offering products to more than 600 tourist destinations.

Our main objective is to attract passengers flying for tourism and leisure purposes to occupy seats that would otherwise be empty during certain flights, either off‑peak flights, or flights during low season – as the Brazilian market has the characteristic of being predominantly composed by business passengers that fly during specific periods of the day.  Our tour operator also has fundamental importance in promoting and selling tickets for newly launched flights.  We have commercial offices in the U.S. and Argentina, where we focus our sales efforts on promoting trips to Brazil.

In 2009, we promoted a codeshare agreement with the TAM Loyalty Program, accepting points for the sales of packages.  In 2009, we also started the process of opening TAM Viagens franchise stores, and we hope to open more than 100 additional stores through 2012.  Under this model, the franchisee is responsible for all operational expenses, including the store opening.  As a result, each additional TAM Viagens franchise store increases the reach of our operations at no additional cost, further improving our margins.

Marketing

TAM Loyalty Program

The TAM Loyalty Program was the first loyalty program launched by a Brazilian airline and represents a key element in our marketing strategy.  We believe our program is the most flexible in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points.  The TAM Loyalty Program has more than 6.6 million members and approximately 9.7 million free flights have been distributed since its creation in 1993.  Beginning in 2009, we launched Multiplus Fidelidade, a loyalty network that integrates the TAM Loyalty Program and allows our members to accumulate points, not just by flying with TAM, but also by flying with partner airlines, making purchases through TAM Loyalty Program‑affiliated credit cards or using services and products at partner establishments.  Multiplus Fidelidade is described below.  Itaú Unibanco offers credit cards that allow holders to earn TAM Loyalty Program points, and credit cards are available in both MasterCard and Visa designations.  These cards are available in four tiers (white, blue, red and black) and qualification for a particular tier is based on miles flown.  The rate at which points accumulate varies depending on membership tier.  The white card is the base level of membership and cardholders accrue points each time they fly.  Blue and red cardholders receive progressively greater benefits and increased points for miles flown, allowing the holders to accrue redeemable points for free travel more quickly.  We launched the black card in 2009 to create additional benefits and conveniences for our most frequent flyers, such as granting black cardholders access to a dedicated customer service group to help meet all of their needs.

Points earned by TAM Loyalty Program members must be redeemed for air tickets and partners’ products within two years, and historically approximately 31% of points expire without being redeemed.  This two year period for redemption limits the growth in liabilities arising from the TAM Loyalty Program, assuming a stable trend in relation to the number of passengers we carry.  See "Item 5.  Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates and Judgments — Revenue Recognition".

Multiplus Fidelidade

In 2009, we launched Multiplus Fidelidade, a program designed to create a broader network in which our customers can earn points through the TAM Loyalty Program.  Multiplus Fidelidade is a coalition of loyalty programs that permits the accrual of points for redemption from products and services offered by many different partner companies, not just ours.  We believe this expanded network helps to capture and retain customers and increase sales.  It is attractive to our less frequent flyers because it allows them to accrue loyalty points in many ways besides flying.  We believe Multiplus Fidelidade is a source of value generation and we have a team dedicated to its development.

Communications with our passengers

Our "Talk to the President" initiative was introduced to encourage passengers to give us suggestions, compliments and complaints.  The Talk to the President initiative devotes some of our employees to receiving and forwarding thousands of pieces of correspondence each month, including response cards, faxes, e‑mails and telephone calls.  Our 0800 123 000 hotline number works 24 hours a day, 7 days a week.  Once an issue is raised by a passenger, we survey, research and analyze the issue, and seek to keep the customer informed as to our progress, pending resolution of an issue or implementation of a suggestion.  In 2009, the Talk to the President initiative generated 350,000 responses from our passengers (including suggestions, compliments and complaints), compared to 179,564 in 2008 and 180,000 in 2007.  The Talk to the President initiative is also accessible to our customers at 12 of the foreign airports in which we operate.

Fleet

General

Our fleet policy focuses on achieving the highest levels of safety, quality, efficient scheduling and high on‑time arrival rates, as well as rationalizing maintenance expenses.  Currently, our fleet consists of advanced technology jet aircraft, yielding cost benefits that allow us to achieve high results in efficiency indices and safety standard qualifications.  See "— Safety."

The two Airbus "families" operating in our fleet are the A330‑200 and the A340‑500 aircraft (wide‑bodied aircraft used for long‑distance flights), and the A321, A320‑200 and A319‑100 aircraft (narrow‑bodied aircraft used for medium and short‑distance flights).  The aircraft in these families differ by number of seats, allowing us flexibility when making commercial decisions regarding passenger demand for flights.  The A321, A320 and A319 models are considered to be among the most comfortable aircraft operating in Brazil in their category, with the ability to operate at low cost on routes with up to five hours of flying time.  They are also the only Brazilian narrow‑bodied fleet to have fly‑by‑wire flight controls, with computers receiving and analyzing each pilot command, making flights more accurate and efficient.  Airbus family aircraft also have the benefit of standardized maintenance and operations, allowing pilots and technicians to fly and work on different models after minimum additional training.  All our aircraft are equipped with the best and most advanced equipment and software options offered by the manufacturer, giving us what we believe is one of the most advanced aircraft fleets in the world.

We have constant data communication capability between each of our aircraft and all of our departments on the ground, even when flying.  For these communications, we developed a proprietary system, called DMS (Datalink Management System), that allows us to manage all information sent in real time by the ACARS (Aircraft Communication Addressing and Reporting System) installed in our fleet.  Using the aircraft DMS, pilots may send text messages to any of our sectors.  The messages are transmitted via satellite and appear on the DMS user screen in real time.  In addition to communicating with the pilot, these resources also allow remote online monitoring of aviation systems, such as computer functions, landing and departure times, fuel consumption and engine performance parameters.  As a result, any operating variance may be analyzed by our maintenance technicians even before an aircraft arrives at its destination.  This technology yields savings in maintenance costs and also significantly improves our efficiency and safety.

The quality of our technical services is regularly audited by Brazilian and international authorities, manufacturers and insurance companies.  Our codeshare agreements with United Airlines and Lufthansa also require that we meet the maintenance and safety compliance requirements of the competent international aviation authorities.

The advantages of our modern technology, combined with our excellent operating and maintenance standards for our aircraft, yield high equipment utilization rates with reliability levels ("technical dispatch capacity") above the industry average for all equipment we operate.  Our fleet maintains a high technical dispatch capacity index according to IATA standards.  This index measures the on‑time departure capacity of aircraft without taking into consideration external factors such as bad weather.  In 2009, we had an average fleet operational reliability index of 98.6% (compared to 98.8% and 98.6% in 2008 and 2007, respectively) for our fleet in operation, the reference point used in auditing our technical services.  Aircraft, engine and equipment manufacturers audit our data according to IATA's unified standard.

TAM Linhas Aéreas has RBHA (Brazilian Aviation Approval Regulation) certifications 121 and 145 for maintenance operations and services.  It also has an EASA 145 certification for maintenance services, which are performed at the São Carlos maintenance center in São Paulo.

In 1998, we received a U.S. Federal Aviation Regulation (FAR 129) operating certification, and in 1999, we received a European certification from the Direction Générale de L'Aviation Civile — DGAC, allowing us to begin operating scheduled commercial flights to European and U.S. cities.  In addition to the destinations in which we now operate scheduled flights, such as Miami, New York, Orlando, Paris, London, Madrid, Milan and Frankfurt, these certifications also permit us to apply to operate additional scheduled flights to cities such as Washington, Indianapolis, Lisbon, Barcelona, Zurich, Amsterdam, and Moscow.

All of these certifications, obtained as a result of our modern maintenance facilities and the high technical quality of our maintenance, rank us among the top airlines in global aviation standards.  Since 2000, we have had the Extended Twin Engine Operations (ETOPS) certification of 180 minutes for Airbus A330 model aircraft, proving that we are in compliance with the most stringent global aviation standards in this respect.  We also have state-of-the-art equipment in Brazil, such as the Future Air Navigation Systems (FANS), which increases safety in congested air space and achieves fuel savings by using more direct routes.

The following table illustrates our fleet composition over the last three years:

	In Operation			To be Returned/Out of Operation			Total
	December 31,			December 31,			December 31,
Model	2009	2008	2007	2009	2008	2007	2009	2008	2007
Boeing 777	4	4	—	—	—	—	4	4	—
MD 11	—	—	3	—	—	—	—	—	3
Airbus A340	2	2	2	—	—	—	2	2	2
Airbus A330	16	16	12	—	—	—	16	16	12
Boeing 767	3	3	—	—	—	—	3	3	—
Airbus A321	5	3	3	—	—	—	5	3	3
Airbus A320	81	81	70	—	—	—	81	81	70
Airbus A319	21	20	15	—	—	—	21	20	15
Fokker 100	—	—	5	—	—	5	—	—	10
Total	132	129	110	—	—	5	132	129	115

TAM Mercosur's fleet consists of 3 Airbus A320 aircraft (sub‑leased from TAM Linhas Aéreas).

The average age of the TAM Linhas Aéreas fleet is one of the lowest in global aviation: 4.8 years for Airbus A319/320/321 model aircraft, and 6.5 years for Airbus A330/340 model aircraft.  With 132 aircraft in operation, the overall average age of our fleet was 6.0 years at the end of 2009.

The following table sets forth the historical and projected development of our operational fleet at December 31 in each of the years indicated:

	2006	2007	2008	2009	2010(1)	2011(1)
	(Number of aircraft)
Airbus A330/A340	10	14	18	18	20	22
Airbus A319/A320/A321	64	88	104	107	116	121
Fokker 100	19	5	—	—	—	—
MD‑11	—	3	—	—	—	—
Boeing 767	—	—	3	3	3	3
Boeing 777	—	—	4	4	4	4
ATR-42	—	—	4	4	5	5
Total	93	110	129	132	148	155

(1)       Our fleet projection is based on the following:  we currently have firm orders with Airbus for 51 Airbus aircraft (47 aircraft narrow body family A320 and four A330) for delivery through 2013. In addition, we have firm orders for 22 Airbus A350XWB models 800 and 900, with options for 10 more, with delivery between 2014 and 2018.  We currently have firm orders placed with Boeing for six B777-300ER aircraft, of which four are expected to be delivered in 2012 and two in 2013.  In 2010, we made firm orders with Airbus for an additional 20 Airbus A320 family to be delivered in 2014 and 2015, and converted 5 of our 10 A350 options existing at December 31, 2009 into firm orders with deliveries through 2018.

We phased out our entire fleet of Fokker 100 aircraft in 2008, at which point we started operating only Airbus A320 family aircraft in the domestic market.

In November 2006, we entered into an agreement with Airbus pursuant to which we agreed to lease 31 A319/A320/A321 family aircraft, with 20 additional options and six A330 aircraft, with four additional options.  On January 2008, the options under the 2006 agreement were converted into firm orders.  In February 2007, we entered into an agreement with Boeing pursuant to which we agreed to lease four Boeing 777 aircraft, with an additional four options that were converted to firm orders in 2008, when we also signed a firm order for two additional aircraft.  In July 2007, we entered into an agreement with Airbus pursuant to which we agreed to lease 20 Airbus A319/A320/A321 aircraft.  In December 2007, we entered into an agreement with Airbus pursuant to which we agreed to lease 22 Airbus A350‑900 aircraft, plus 10 options.  In 2010, we converted five of those 10 A350 options into firm orders, and we made firm orders with Airbus to purchase an additional 20 A320 aircraft.

The following table shows the average usage rates of our aircraft, in hours per day, during the periods indicated:

	At December 31,
Bodied	2009	2008	2007
Narrow‑bodied aircraft	11.6	12.2	12.2
Wide‑bodied aircraft	12.7	14.0	15.8

Leasing agreements

We currently lease all of our aircraft (using long‑term lease agreements) through TAM Linhas Aéreas.  Leasing gives us greater flexibility because it allows us to change the composition of our fleet relatively quickly in the event that we need to do so.

Of our total fleet of 132 aircraft at the end of 2009, 128 of our aircraft are subject to operating leases and 4 to finance leases.  However, in order to comply with accounting policies, 62 other lease contracts are classified as finance leases.

Operating leases require us to make periodic payments, but do not include aircraft purchase options at the end of the agreement.  The payments are denominated in U.S. dollars and the majority of these payments are subject to interest based on LIBOR.  Pursuant to the terms of these agreements, aircraft are returned under agreed conditions at the end of the lease.  The lessor retains ownership of the aircraft.  We are responsible for maintaining and contracting insurance for the aircraft during the leasing period.

Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.  Each lease payment is allocated between liability and finance charges.  The corresponding lease obligations, net of finance charges, are recorded as financial liabilities.  The interest due on the finance lease is recorded on the income statement over the lease period to produce a constant interest rate on the remaining balance of the financial liability.

Maintenance

We rigorously follow the maintenance plans proposed by the aircraft manufacturers and approved by the competent Brazilian and international aviation authorities.  Accordingly, maintenance carried out on our aircraft may be divided into three general categories: (i) line maintenance, (ii) heavy maintenance and (iii) component repair and overhaul.  Line maintenance includes daily inspections and minor corrective actions, along with "A" checks, all of which are performed between flights or overnight and do not require changes to our scheduled operations.

Heavy maintenance includes more complex aircraft inspections, including aircraft modifications and corrective actions, and may require removal of aircraft from operations during periods ranging from four days to four weeks, depending on the complexity of the maintenance.

Engine maintenance contracts cover all significant engine maintenance activities.  We pay for services rendered pursuant to our engine maintenance contracts on an as‑incurred basis.  The basis on which maintenance expenses are considered incurred is dependent on the nature of the services provided under our engine maintenance contracts:

•                     contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers.  The expenses incurred reflect the actual time required to perform maintenance and the material costs used in the maintenance activities.  These maintenance contracts are referred to as "time and materials" contracts; and

•                     contracts under which maintenance expenses are payable to the maintenance provider based on hours flown.  These maintenance contracts are referred to as "power by the hour" contracts.  We accrue a liability and record an expense for maintenance under these contracts on the basis of hours flown.  These payments are made to maintenance providers when the engines undergo a maintenance shop visit based on an agreed hourly rate.  Our "power by the hour" contracts also provide for a relatively small administrative fee that is paid and expensed monthly (this fee represents less than 5% of amounts paid under all of our "power by the hour" contracts considered together).

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

We are certified to conduct maintenance on each type of aircraft in our fleet.  Line maintenance is performed at all bases at which we operate, but mainly at the airports in São Paulo, Congonhas and Guarulhos.  We also conduct heavy maintenance and component repair and overhaul at our main maintenance center in São Carlos, which is 250 kilometers northwest of São Paulo.  The São Carlos maintenance center is approximately 4.6 million square meters in size and is fully certified by ANAC, EASA, FAA and other Latin American aeronautical authorities to perform maintenance on most of our fleet, including the Airbus A330, A320, A318, A319 and A321, Boeing 767 and Fokker 100, as well as over 2,500 different aeronautical components and parts for Fokker 100 and several parts for all Airbus aircraft and many of our Boeing aircraft.  Our maintenance center completed its ANAC 145 certification for Boeing 767 aircraft at the end of 2008, and the first inspections began in 2009.  Our maintenance center currently has over 700 direct employees (for core maintenance activities) and approximately 300 indirect employees (providing support functions, such as security, facility maintenance and cleaning).  Line maintenance and supply chain activities include approximately 100 additional employees.

All maintenance that is conducted in‑house presents significant cost savings and strategic advantages.  As we are qualified to perform most line maintenance, heavy maintenance and component repair and overhaul services, we substantially reduce the need to send aircraft and parts overseas, decreasing downtimes and avoiding the costs of aircraft ferry-flights, parts logistics and import‑export taxes.  For those parts requiring maintenance at costs that are not economically efficient, due to complexity or low volume repairs, we have implemented, where possible, long‑term, optimized maintenance agreements with engine manufacturers.

As required by our codeshare agreements with several airlines, including Lufthansa, United, TAP, Air Canada and LAN, we have the IATA Operational Safety Audits (IOSA) maintenance certification.  Further, our maintenance division also has required certifications from each country in which we fly our aircraft (for example, the FAR 129 certification required by the United States).

In addition to the manufacturers (Airbus, Boeing, Rolls Royce, GE, Pratt & Whitney) training, we train our engineers and technicians at our own training center, which is fully certified under ANAC 147, and which uses the same equipment and software that the manufacturers use.  We refer to our training center as the "TAM Service Academy".

Besides maintenance on our own aircraft, we also perform maintenance for third party aircraft and flight components within the ranges of our certifications.  We are party to several line maintenance support contracts, pursuant to which we provide maintenance on Airbus aircraft, as well as heavy and component support for Brazilian and foreign airlines.  We also have a total care maintenance contract for the President of Brazil's A319 ACJ.  Our maintenance services are consistently growing, helping us to dilute our fixed expenses, as well as increase our revenues.

A significant part of our aircraft and vehicle maintenance expenses are indexed to the U.S. dollar.  For a description and analysis of the effect of exchange rate variations on our income, including fleet maintenance expenses, see "Item 11.  Quantitative and Qualitative Disclosures about Market Risk — Exchange rate risk."

Fuel

Fuel is the largest component of our operating expenses, representing 28.6% of our operating expenses in 2009.

Fuel consumed in Brazil represents approximately 80% of our total consumption and is acquired through the following distributors: Air BP Petrobrás and Shell (formerly Cosan and Esso).  We purchase fuel abroad from Air BP, Exxon Mobil, J&D Oil Field, Shell, Morgan Stanley, Repsol YPF and World Fuel Services.  Supply contracts for fuel in Brazil are normally made for a two to three year period and current contracts expire at the end of 2010.  Supply contracts at our international bases normally have a term of one or two years.  The great majority of our fuel is purchased under "into‑plane" terms, meaning that the supplier is responsible for delivering the fuel directly into the tanks of our aircraft.  The fuel prices in the contracts we sign normally consist of three components: (i) the price from the refinery, (ii) the supplier differential and (iii) airport or logistics fees and taxes.  The price of fuel from the refinery is subject to international market variations in the price of oil and refineries' margins.  The supplier differential is the portion charged by the supplier, which consists of a fixed amount per volume negotiated and committed to be charged during the contractual period, and reflects the cost of distribution, storage, and delivery, as well as a profit margin.  Airport taxes and fees vary by airport.  We have a department responsible for negotiating fuel purchase contracts and, as a result of the high volumes of fuel we purchase, we believe that we are normally able to obtain more favorable terms than our competitors.

To reduce our exposure to international fuel price and exchange rate variations, in 2006 we began to enter into arrangements intended to hedge a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24‑month period.  Due to new market and macroeconomic conditions, we decided to modify this policy.  We now plan to hedge our fuel requirements over rolling 24-month periods with between 20% and 60% of our future fuel requirements hedged over the first 12 months, and 10% to 60% hedged over the second 12 months.  For a description and analysis of the effect of volatility in fuel prices on our income, see "Item 11.  Quantitative and Qualitative Disclosures about Market Risk — Risks relating to variations in the price of oil." Another important cost reduction initiative involving fuel is our "fuel tanker" program, pursuant to which we refuel aircraft in regions where fuel prices are relatively low.  This initiative has more of an effect in Brazil, where the local taxes for each state cause significant variances in final fuel price.  We have also formed a multidisciplinary work group, involving each of our departments responsible for fuel, engineering, control, operations, dispatching and financing, to develop other measures to reduce spending and fuel consumption by our fleet.

Safety

We adopt the highest safety standards in the world.  We comply with Brazilian and foreign aviation regulations, including those issued by the ICAO (International Civil Aviation Organization), the FAA – Federal Aviation Administration (U.S. aviation authority) and the EASA – European Aviation Safety Agency (EASA).  As an international air company, we are a member of the IATA, and sit on the Regional Flight Safety Committee (RCG).  We are also a member of the Flight Safety Foundation (the largest nongovernmental organization for flight safety) and the Flight Safety Committee (a committee comprised of all Brazilian airlines).

Our priority is to provide safe air transportation.  Our founder, Commander Rolim Amaro, passed down one of our key corporate mottos:  "Safety comes first to the client."  We are extremely devoted to flight safety.  We adopt modern certification  and system standards; for example:

•                     In 2002, we were the first Brazilian company to implement the FOQA (Flight Operations Quality Assurance) system, a system used for the systemic analysis of flights and the prevention of operating failures that may affect the safety of a flight, which subsequently became a benchmark for other Brazilian companies;

•                     In 2004, the European Union Aviation Authority granted us the EASA 145 certification for our aircraft maintenance and repair facility located in São Carlos and we have been recertified annually since then;

•                     In July 2006, we became a member of the United Kingdom Flight Safety Committee (UKFSC), an association of organizations and professionals dedicated to improving flight safety standards in commercial aviation in the United Kingdom.  In 2006, we also became a member of the Steering Committee of the Emergency Response and Planning Task Force (ERPTF) of IATA;

•                     In 2007, we were the first company in Latin America to implement the AQD (Aviation Quality Database) system for safety database management, which analyzes operating risks and implements the SMS (Safety Management System) in conformity with Brazilian and foreign regulations;

•                     In January 2010, we ratified the IOSA certification that IATA granted us in 2007 and validated in 2008.  The IOSA certification is the most complete and recognized international operational safety certificate.  The IOSA certification requires an independent evaluation system focused on the operational management and control systems of air companies.  The IOSA audit encompasses over 940 requirements related to operational safety, such as management system, flight operations, operational dispatch, ramp operations, airports, maintenance, cargoes, operational safety and training for each area associated with operations.  With IOSA registration renewal, we met a pre-requisite for joining the Star Alliance; and

•                     In 2009, the U.S. aviation authority (FAA) granted us the FAR 145 certification for our aircraft maintenance and repair facility located in São Carlos.

Brazilian civil aviation follows the highest safety standards in the world.  Brazil is classified as a Category 1 country in terms of the flight safety standards established by ICAO.  Category 1 is the highest.

Insurance

We maintain insurance policies as required by law and the terms of our aircraft leasing agreements.  The scope of these policies includes all risk coverage for aircraft hulls, including war risks and third party legal liability for passengers, cargo, baggage and injuries to third parties on the ground.  Our current policies, which will be in force through December 19, 2010, follow practices adopted by the international civil aviation industry.

We have also contracted for asset insurance against the risk of theft, fire, flood, electrical damage and similar events for equipment and buildings we own or for which we are responsible, including airport areas where we have operations.  Similarly, we have contracted for vehicle insurance against the risk of robbery, theft, fire and civil liability against third parties for all vehicles we own or for which we are responsible.

We have also contracted for liability insurance in respect of our directors and officers and the existing policy is due to expire on May 7, 2011.

Information Technology

We invest significantly in information technology systems that enhance our operating processes, allow us to provide higher quality services to our passengers, grant us greater flexibility and increase the speed of our operations.

In 2004, we introduced the e‑TAM portal, a tool that integrates our entire sales chain, from the time of reservation to passenger boarding.  Moreover, data obtained from the e‑TAM portal allows us to offer our passengers a set of customized services.  The great majority of our domestic reservations made in Brazil are made through the portal environment.  The use of the e‑TAM portal allows us to reduce the cost of reservations and ticket issuance by consolidating the GDSs previously used for almost all our reservations.  Currently, GDS is used more for international tickets issued in Brazil and for tickets issued abroad.

We were the first Brazilian airline to develop and install self‑service check‑in kiosks in airports.  With over 150 units in Brazil's major airports, the kiosks allow passengers who purchase e‑tickets to check‑in and select their seat in less than ten seconds, reducing lines in the check‑in halls and on board the aircraft.  In 2007, 2008 and 2009 approximately 2,009,900, 5,888,474 and 6,220,208 passengers, respectively, checked in through the self‑service kiosks.

In October 2003, we signed a general services agreement with Sabre Travel International Limited, pursuant to which we were granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup.  This agreement was intended to remain in force for ten years, unless early terminated by either party.  In March 2009, we announced that we were exercising our right to early terminate the contract and the contract was early terminated in March 2010.

In July 2009, we signed an agreement with Amadeus IT Group SA, pursuant to which we were granted a license to operate our core processes using their software.  This agreement shall expire ten years from the date we began to use the Amadeus platform, November 15, 2009, unless terminated early in accordance with the termination clause.

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

Seasonality

The Brazilian passenger air transportation market is subject to seasonality, as there is always higher demand for air transportation services in the second half of the year.  However, this seasonality is partially mitigated by the fact that we have a higher concentration of business travel than the market average (and business travel is less sensitive to seasonality).  Our other operations do not vary significantly as a result of seasonality.

Competition

Domestic

Airlines in Brazil compete primarily in terms of routes, price, flight frequency, service reliability, brand recognition and benefits offered to passengers, such as loyalty programs and customer service.  We believe our market leadership and the TAM Loyalty Program enhance our competitive performance in many of these areas.

Our competitors, both actual and potential, include Brazilian airlines, airlines operating on regional air routes and new participants in the market who operate primarily on regional transportation networks.  Our principal competitor is Gol.  In previous years, Varig had been one of our major competitors.  However, Varig filed for bankruptcy protection in Brazil and the United States in June 2005.  Varig's assets and operations were sold to various investors over the course of 2006 and, on December 14, 2006, Varig ceased operations altogether.  On December 15, 2006, a new company, VRG Linhas Aéreas S.A., initiated operations on some of the routes previously used by Varig.  On March 24, 2007, Gol announced that it had entered into an agreement to acquire VRG Linhas Aéreas S.A.  In compliance with applicable CADE requirements, Gol and Varig operated as separate airlines until CADE's final approval of the acquisition on June 25, 2008.  On October 19, 2008, the route networks of both companies were integrated.

To a much less degree, we also face competition from a number of significantly smaller airlines operating in the domestic market.  In 2009, 17 different airlines together shared the 13% of the domestic market that is not served by TAM and Gol (who together share approximately 87% of the domestic market).

ANAC's resolution provides that 80% of new airport slots are distributed to existing airlines, with these slots being divided evenly (without regard to market shares).  New slots are only available to airlines that have a history of punctuality, no pending proceedings with ANAC and a positive shareholders' equity.  The remaining 20% of slots are available to new entrants.  See "— Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Policy on slots."

The graph below shows the history of market participation on domestic routes, calculated by reference to RPKs, for the major Brazilian airlines, for the periods indicated (based on data provided by ANAC):

	__2004__	__2005__	__2006__	__2007__	__2008__	__2009__
	in percentages
TAM	35.8	41.3	47.8	48.8	50.4	45.6
GOL/VRG	-	-	-	-	42.4	41.4
GOL	22.3	25.9	34.3	39.5	-	-
Varig	31.0	25.5	10.0	3.5	-	-
Others	10.9	7.3	7.9	8.1	7.2	13.0

Source:  ANAC.

We also face competition, albeit to a lesser degree, from land transportation companies such as road transport companies.

International

The international market is substantially more competitive than the domestic market.  In the international market, there are many international airlines that are larger than us and more experienced.  To ensure sustained market competitiveness, airlines are dependent on partnerships and codeshare agreements in the international market.

With respect to international flights, airlines compete primarily on the basis of routes, services, price and mileage and frequent flyer programs.  We offer 72 daily international flights to Buenos Aires, Santiago, Asunción, Montevideo, La Paz, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Punta del Este, Caracas, Lima, Miami, New York, Orlando, London, Paris, Frankfurt, Madrid and Milan.  We have codeshare agreements with LAN Group, Pluna, United Airlines, Air Canada, TAP, Lufthansa, BMI, Air China, and Swiss International, allowing our passengers to make connections throughout the world, in addition to other services such as simplified check-in, luggage shipping and access to VIP lounges.  We also have inter-airline agreements allowing us to offer our passengers a wide range of destinations around the world.  On October 7, 2008, we publicly announced that we were joining the Star Alliance, the largest global alliance in commercial aviation.  We became a full member of the Star Alliance on May 13, 2010.

In the international market, our main competition is from major international airlines that serve the markets in which we operate.  Our average international market share in 2009 was 86.5% (measured by RPK).  According to ANAC, Brazilian airlines were responsible for approximately 34% of international passengers transported in 2008, with the remainder offered by non‑Brazilian airlines.  We believe that in 2009, Brazilian airlines transported 36% of those passengers to and from Brazil.  The graph below shows the history of market participation on international routes, calculated by reference to RPKs, among only the Brazilian airlines, for the periods indicated (based on data provided by ANAC):

	__2004__	__2005__	__2006__	__2007__	__2008__	__2009__
	in percentages
TAM	14.5	18.4	37.3	67.5	75.3	86.5
GOL/VRG	-	-	-	-	23.9	13.4
GOL	-	2.1	7.3	14.2	-	-
Varig	85.4	77.0	50.4	13.1	-	-
Others	-	2.5	5.0	5.2	0.8	0.1

Source:  ANAC.

Overview of the Industry

General

According to IATA, Brazil is the fourth largest domestic aviation market in the world (in number of scheduled passengers transported), covering a vast area (greater than the continental United States) with a population of approximately 191.5 million people  in 2009 (according to the Brazilian Geography and Statistics Institute – Instituto Brasileiro de Geografia e Estatística, or IBGE).  We believe that the São Paulo — Rio de Janeiro shuttle route is one of the busiest shuttle routes in the world.  According to ANAC, more than 3 million passengers were transported on this route in 2008.  Growth of the Brazilian commercial aviation industry is closely related to growth of Brazilian GDP.  According to ANAC, the Brazilian commercial aviation industry transported more than 50 million passengers in the domestic market in 2008.

Brazilian civil aviation follows the highest established standards of flight safety in the world.  Brazil is classified as Category 1 under the flight safety standards established by the ICAO, the same classification as the United States and Canada.

Airlines operating in the Brazilian commercial aviation market can be divided into the following four categories:

•                     domestic airlines, which provide public transportation service on a scheduled basis within Brazil and operate mainly with large aircraft between the major cities of Brazil;

•                     regional airlines, which provide public transportation service on a scheduled basis within Brazil, generally connecting smaller cities to bigger cities in Brazil.  Typically, regional airlines operate with smaller aircraft, such as turbo-props;

•                     charter airlines, which provide transportation service on a non‑scheduled basis; and

•                     international airlines, which provide international transportation services on a scheduled basis to and from Brazil.

The market for scheduled airline service in Brazil includes two main types of passengers:  those traveling on business and those traveling for leisure.  Business passengers generally place more importance on factors such as frequency of flights, reliability, availability of direct flights, extent of area served and value‑added services.  These passengers are also becoming increasingly sensitive to price.  Leisure passengers generally place more importance on price and tend to be more flexible regarding the scheduling of their trips.

The business travel sector is the largest and most profitable segment of the air transport industry in Brazil.  We believe that the number of business trips is significantly greater than the proportion of domestic business trips in the international civil aviation market.  In Brazil, small and medium‑sized companies (which comprise a large proportion of our customer base) place significant importance on receiving good service from their airline, while maintaining a balance between quality, frequency of flights and low prices.

In 2008, the ten busiest airports accounted for 70.0% of all domestic traffic in terms of departures and arrivals, according to ANAC's Annual Report.

The domestic civil aviation market is principally served by TAM and Gol/VRG, who together represented 87% of all domestic routes in 2009, in terms of RPK.  According to ANAC, in 2009, our share of the domestic market was 45.6%, while that of Gol/VRG was 41.4%.  The remaining market share, approximately 13%, was served by 17 different airlines.  This market profile is consistent with the historical make‑up of the domestic market, which has traditionally seen a small number of airlines holding the vast majority of domestic market share and a much larger number of airlines (the identity of whom has continuously changed over the years as different airlines have entered and left the market) holding the remaining portion.

On June 17, 2005, Varig became the first Brazilian company to file for an in‑court reorganization under Law No. 11,101 of February 9, 2005, which we refer to as the New bankruptcy law, in the courts of the State of Rio de Janeiro.  Previously, the Brazilian Aeronautical Code provided that concessionaires of public air transportation were not allowed to apply for in‑court reorganization.  During this period of in‑court reorganization, Varig faced a drastic deterioration in its financial and operational condition.  It ceased operation of several flights and withdrew from important domestic and international markets.  On December 18, 2005, the creditors' assembly of Varig approved its in‑court reorganization plan, but this plan was amended by the creditors on May 9, 2006 in order to permit a judicial disposal of Varig's flight operating unit.  On July 17, 2006, the flight operating unit of Varig was sold in a public bid process held by the Judiciary of the State of Rio de Janeiro to VarigLog Linhas Aéreas S.A., a former subsidiary of Varig that was also sold on November 11, 2005 pursuant to the in‑court reorganization plan.  On March 24, 2007, VarigLog and Gol announced that Gol had entered into an agreement to acquire VRG Linhas Aéreas S.A., which is VarigLog's subsidiary and operates Varig's routes.  In compliance with applicable CADE requirements, Gol and Varig operated as separate airlines until October 19, 2008 when they integrated their networks, which was after CADE's final approval of the acquisition on July 25, 2008.

Trends In the Domestic Market

In the past 35 years, the domestic market has generally grown in terms of RPK, except during times of significant economic recession (such as the oil crisis, the debt‑moratorium crisis in the 1980s and the economic recession and political instability of the early 1990s).

Since the year 2000, the annual air‑traffic passenger growth rate, in terms of RPK, was 10%, compared to an annual available capacity growth rate in terms of ASK, of 8%.  The average load factor in the period was 65%.  Domestic passenger traffic and available capacity rates for the period between 2000 and 2009 are set out in the following table:

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(in millions, except percentages)
ASKs	41,562	45,314	47,013	41,851	42,756	48,740	55,257	62,895	73,015	84,238
Change in ASKs(1)	–	9%	4%	–11%	2%	14%	13%	14%	16%	15%
RPKs	24,479	26,527	26,711	25,196	27,962	34,147	39,261	42,773	47,814	56,255
Change in RPKs(1)	–	8%	1%	–6%	11%	22%	15%	9%	12%	18%
Load factor	59%	59%	57%	60%	65%	70%	71%	68%	66%	67%

(1)       Percentages refer to percentage change from previous year.

Source:  ANAC.

Historically, growth in domestic civil aviation demand has generally exceeded growth in GDP.  From 2000 to 2009, domestic civil aviation RPK grew 10% per year, while the annual GDP growth rate in the same period was 3.2%, according to ANAC and IBGE.

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

International prices are established in accordance with bilateral agreements.  Since 1993, fares from all companies selling international flights originating in Brazil were required to exceed a floor.  On April 22, 2009, ANAC approved a gradual phasing out of the floor (for flights to destination other than South America) through discounts of up to 20% until July 2009, 50% until October 2009, and 80% until April 2010, when the phase‑out will end.  For international flights with destinations to South America, the floor was removed in September 2008.

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

In 2009, CONAC announced that it would propose to the Brazilian government a change to the regulatory limit of foreign ownership in Brazilian airline companies from 20% to 49%.  This proposal may be accepted by the Brazilian government and become a draft bill in 2011.

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

C.           Organizational Structure

We currently have 150,585,147 shares, divided into 50,195,049 common shares and 100,390,098 preferred shares.  TAM's main shareholders are TAM Empreendimentos e Participações S.A. ("TEP") and Agropecuária Nova Fronteira Ltda. ("Nova Fronteira"), which hold 46.25% of the capital stock of TAM and belong to the Amaro family.  See "Item 17 — Related Shareholders and Transactions." We have a 53.75% free float.  The organization chart below summarizes TAM's ownership structure.  The following organizational chart sets out, in summary form, our shareholder structure and subsidiaries as of the date of this report:

1  At December 31, 2009, we had 100% ownership in Multiplus.  In February 2010, pursuant to an initial public offering conducted by Multiplus, our ownership interests were reduced to 73.17%.
2  At December 31, 2009, we had acquired 100% ownership in Pantanal pursuant to an agreement signed on December 19, 2009.  However, this acquisition was not approved by ANAC until March 18, 2010.

TAM S.A. ("TAM" or "Company") is a joint stock company incorporated on May 12, 1997, whose main corporate purpose is holding direct ownership interests in the capital of companies in the air transportation industry.  We hold ownership interests in:

•                     TAM Linhas Aéreas S.A. ("TLA" or "TAM Linhas Aéreas") is a passenger and cargo transport company with routes in Brazil and internationally.  TLA holds ownership interests in:

•                     MRO, our maintenance repair and overhaul business.

•                     TAM Cargo, a small and large freight cargo company.

•                     Fidelidade Viagens e Turismo Ltda. ("Fidelidade"), a travel and tourism company that operates under the name TAM Viagens.

•                     Transportes Aéreos del Mercosur S.A. ("Mercosur") is an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

•                     TP Participações Ltda. ("TP Participações") changed its name to TP Franchising Ltda. ("TP Franchising") on July 20, 2009, and also modified its corporate purpose.  TP Franchising is now dedicated to developing franchises.  It has not recorded any corporate transactions since its establishment on October 23, 2004.

•                     Multiplus S.A. ("Multiplus") is a company that we launched in October 2009 to administer a network of loyalty programs.  Multiplus exclusively manages the TAM Loyalty Program.  In February 2010, an initial public offering was conducted for Multiplus, reducing our ownership in Multiplus from 100% to 73%.

•                     Pantanal Linhas Aéreas S.A. ("Pantanal") is an airline headquartered in Brazil.  On December 19, 2009, we signed an agreement for the acquisition of all of Pantanal's shares.  This acquisition was approved by ANAC on March 18, 2010.

Through our subsidiary, TLA, we also control TAM Capital Inc. ("TAM Capital"), TAM Capital 2 Inc. ("TAM Capital 2"), TAM Financial Services 1 Ltda. ("TAM Financial 1") and TAM Financial Services 2 Ltda. ("TAM Financial 2").  Each of these companies is headquartered in the Cayman Islands and each company's main activities involve aircraft acquisition, financing and debt issuance.  We wholly and unconditionally guarantee the debt issued by our wholly-owned companies.

D.           Property, Plant and Equipment

In 2001, we opened our maintenance center in São Carlos, a city in the interior of the state of São Paulo.  The maintenance center occupies an area of approximately 4.6 million square meters, with 50,000 square meters of building area.  At this maintenance center, we perform maintenance on our aircraft and components, as well as on other Latin American airlines, aircraft and components.

The TAM Service Academy is located in an eight‑story building in São Paulo (close to Congonhas Airport) and covers an area of 12,000 square meters.  The TAM Service Academy is the largest and most modern aviation training center in Latin America and is dedicated to training pilots, flight attendants and customer service and administrative staff.  The TAM Service Academy has the capacity to accommodate over 750 persons training each day.

We have entered into concession agreements with the management of different airports for the use of designated areas to provide services in passenger terminals, including check‑in halls, passenger sales and operational support areas.  These agreements provide for periodic adjustments in the renewal conditions and amounts paid for the concessions.  We also have concessions for the use of hangars and cargo terminals in airports throughout Brazil.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated annual financial statements and the notes thereto, which are included elsewhere in this Annual Report and have been prepared in accordance with IFRS.  See "Presentation of Financial and Other Data" for a discussion of our adoption of IFRS, with our consolidated annual financial statements as of and for the years ended December 31, 2008 and 2007 being our first IFRS financial statements.

A.  Operating Results

Principal Factors Affecting Our Financial Condition and Results of Operations

Brazilian macroeconomic conditions

Our revenues and profitability are affected by conditions in the Brazilian economy in general.

According to ANAC, growth in the Brazilian civil aviation market is closely correlated to growth in Brazilian GDP.  In terms of RPKs, the Brazilian domestic flight market increased 19.4% in 2005, 12.3% in 2006, 11.9% in 2007, 7.4% in 2008 and 17.7% in 2009.  We believe that Brazilian GDP is an important factor in determining our capacity for future growth and our results of operations.

Inflation levels are now within the target range imposed by the Central Bank on both a current and a 12‑month basis.  The Central Bank has changed the base interest rate several times in order to keep inflation within this target.  For the year ended December 31, 2007, the average base interest rate was 11.9% and the GDP growth for that year was 5.4%.  For the year ended December 31, 2008, the base interest rate was 15.1% and the GDP growth for that year was 5.1%.  For the year ended December 31, 2009, the base interest rate was 8.55% and the GDP for that year was 4.9%.

Effects of exchange rate variations and inflation on our financial condition and results of operations

Our financial condition and results of operations have been historically affected by variations in exchange rates and the rate of Brazilian inflation.  Our expenses (such as fuel expenses, lease obligations, aircraft insurance, engine maintenance and related expenses) are principally denominated in U.S. dollars or are linked to the U.S. dollar.  In 2009, 2008 and 2007, approximately 48%, 54% and 50%, respectively, of our operating expenses were either denominated in or linked to the U.S. dollar.  By contrast, most of our revenues are received in reais.  We are therefore exposed to fluctuations in the U.S. dollar/Brazilian real exchange rate.  In 2009, 36.6% of our revenues were denominated in U.S. dollars, compared to 35% in 2008 and 32% in 2007.  We have a policy of hedging changes in fuel prices by means of derivative transactions.  From 2006 through 2009, we routinely hedged between 30% and 80% of our future fuel requirements (over rolling 24‑month periods).  Due to new market and macroeconomic conditions, we decided to modify this policy.  We now plan to hedge our fuel requirements over rolling 24-month periods with between 20% and 60% of our future fuel requirements hedged over the first 12 months, and 10% to 60% hedged over the second 12 months.

Inflation has historically had an impact on our financial conditions and results of operations and it continues to do so.  Our suppliers of services and certain products related to our operating expenses generally utilize the IPCA index to adjust their prices for inflation.  Approximately 52%, 46% and 50% of our operating expenses were linked to inflation in 2009, 2008 and 2007, respectively.  A substantial increase in inflation could adversely affect the amount of our expenses.

The table below sets forth certain data relating to inflation, real GDP growth rates, the Brazilian real/U.S. dollar exchange rate and oil prices for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
Real growth in GDP	(0.2)%	5.1%	5.4%
Inflation (IGP‑M)	(1.7)%	9.8%	7.7%
Inflation (IPCA)	4.3%	5.9%	4.5%
DI Rate(1)	8.55%	13.62%	11.12%
LIBOR(2)	0.25%	1.43%	4.70%
Appreciation (depreciation) of the Brazilian real in relation to the dollar	34.22%	(24.2)%	20.7%
Rate of exchange at end of period — U.S.$1.00	R$1.7412	R$2.337	R$1.7713
Average exchange rate(3) — U.S.$1.00	R$1.998	R$1.837	R$1.9441
Increase in West Texas Intermediate oil price (per barrel)	78.1%	(53.5)%	57.2%
West Texas Intermediate oil (per barrel) (end of period)	U.S.$79.40	U.S.$44.60	U.S.$95.98
West Texas Intermediate oil (per barrel) (average price over period)	U.S.$61.80	U.S.$99.75	U.S.$72.41

(1)       The DI Rate corresponds to the overnight interest rate for the interbank market in Brazil (as of the last day of the period, annualized).

(2)       Quarterly LIBOR for dollar deposits relative to last day of period.

(3)       Represents average daily exchange rates in period.

Sources:  Getúlio Vargas Foundation (Fundação Getúlio Vargas, or FGV), CETIP, Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), Central Bank and Bloomberg.

Role of ANAC

ANAC can influence our capacity for growth and our ability to generate future revenues.  ANAC has the authority to grant Brazilian airlines the right to operate new domestic routes, increase the frequency of flights serving existing routes, award slots, purchase or lease aircraft and approve the entry of new companies into the domestic civil aviation market.

Revenues

Our revenues arise principally from passenger transportation.  In the years ended December 31, 2009, December 31, 2008 and December 31, 2007, our operating revenues were derived from the following sources:

•                     80.4%, 82.3% and 83.5%, respectively, from passenger transportation service;

•                     9.2%, 9.2% and 9.3%, respectively, from cargo service; and

•                     10.4%, 8.5% and 7.2%, respectively, from services and maintenance of aircraft operated by other airlines, receipt of fines and fees in relation to re‑pricing of air fares and sub‑leasing, together with revenue from credit card companies that purchase TAM Loyalty Program points to pass on to their customers.

Revenue from passenger transportation is driven by the number of paying passengers we transport, measured in revenue passenger kilometers, or RPKs, and the price those passengers pay, measured in the centavos price paid for each RPK, or yield.  RPKs increase. either as a function of increased capacity, measured in ASKs, or an increase in load factor, measured as increased RPK in relation to available ASKs.

Our competitors' activities, such as a reduction in the number of flights operated by Varig throughout a year, can also present market opportunities to generate revenue.  New airlines entering the market and the ticket pricing policies employed by our competitors can also affect our revenues.  Accordingly, we are continuously evaluating the number of flights we offer and the size of our fleet.

The following table sets forth our supply and demand, load factor and scheduled domestic yield for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
ASKs (millions)	64,720	57,091	47,599
RPKs (millions)	44,148	40,518	33,500
Load factor	68.2%	71.0%	70.4%
Scheduled domestic yield in centavos	21.90	26.71	23.42
Scheduled international yield in centavos	14.24	16.86	17.66

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

ICMS

The Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, ainda que as Operações se Iniciem no Exterior (Tax on the Circulation of Merchandise and Services, or ICMS) is a value‑added state tax on gross operating revenues from the transportation of cargo.  ICMS is charged for each stage in the chain of production and sale of products, at rates varying from 4% to 1.9% (depending on the product and the state where the service is rendered).

ISS

The Imposto Sobre Serviços (Tax on Services, or ISS) is a municipal tax assessed at rates varying from 2% to 5% of our gross operating service revenues.  We are required to pay ISS.

Tariff surcharge

We are subject to a specific civil aviation industry contribution, referred to as a "tariff surcharge", that the government collects (but for which we have only made provisions, and not paid, since 2001) monthly at the rate of 1.0% of our domestic revenues.  We have filed an injunction to suspend our obligation to pay this tariff surcharge.

Operating expenses

The principal components of our operating expenses include personnel, fuel, depreciation and amortization, maintenance and repairs (excluding personnel), aircraft insurance, take‑off, landing and navigational aid charges, leasing of aircraft, engine and equipment under operating leases, third party services, marketing and related expenses and other expenses.

Personnel expenses vary with the number of employees, our salary policy, collective bargaining agreements and profit‑sharing programs, as well as the number of hours flown by all crew members.  The base date relating to renegotiations of the collective bargaining agreements with our employees is December of each year.  Accordingly, any salary adjustments will be almost fully reflected in the following year.

Fuel expenses vary depending on the international petroleum market and the size and utilization of our fleet.  From January 1, 2003 to December 31, 2009, the price of West Texas Intermediate oil, the reference price used internationally to price oil, quoted in dollars, increased 149.2%, from U.S.$31.85 per barrel to U.S.$79.36 per barrel.  From January 1, 2008 to December 31, 2008, the price of West Texas Intermediate ("WTI") oil, quoted in dollars, decreased 53.5% from U.S.$95.98 per barrel to U.S.$44.60 per barrel, but increased to U.S.$150 per barrel in the middle of that year.  From January 1, 2009 to December 31, 2009, the price of WTI oil, quoted in dollars, increased by 71.3% from U.S.$46.34 per barrel to U.S.$79.36 per barrel.  Because the price of oil is quoted in U.S. dollars, our fuel expenses are also affected by exchange rate variations.  In past years, we have succeeded in passing on the increase in fuel prices and exchange rate variations to passengers by increasing our ticket prices, albeit with a delay of several months.  However, in 2009, due to the financial crisis and market competition, prices have not readjusted.  Prevailing market conditions may lead to difficulties in adjusting our prices.  We have entered into derivative transactions to hedge against certain oil price and exchange rate variations.  See "Item 11.  Quantitative and Qualitative Disclosures About Market Risk."

In the case of domestic destinations, the price variances are mainly because different states in Brazil apply different rates of value‑added tax to fuel (which is not passed on to end consumers).  In the case of international destinations, the price variances reflect movements in the cost of oil on the international petroleum markets (which is itself driven by international commodity price variances), logistic costs and airport taxes on fuel.  In both cases, we believe that the factors highlighted will continue to drive fuel price variances in the future and, accordingly, that the fuel tanker program will continue to reduce expenses.

We implemented the fuel tanker program to reduce expenses by obtaining fuel at lower prices at certain airports.  Our fuel tanker program operates as follows: if the airport of origin has fuel available at a lower price than at the destination airport, we purchase more fuel at the airport of origin, minimizing refueling at the destination airports where fuel is more expensive.  The price difference between airports must be significant enough to offset the additional costs incurred from the aircraft consuming more fuel due to its added weight from carrying the extra fuel.  Our systems allow us to calculate the reduction in expenses on a daily basis.

Depreciation and amortization expenses principally relate to aircraft, engines, systems and spare parts and vary depending on the useful life of these components.

Maintenance and repairs (excluding personnel) expenses consist of corrective and preventive work performed on our aircraft and flight equipment and include spare parts for aircraft.  These expenses are posted to our accounts as operating expenses as such parts are utilized.  Maintenance expenses vary according to the level of utilization of the fleet.

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

The expenses incurred in the leasing of aircraft, engine and equipment under operating leases are denominated in foreign currencies and increase in proportion to the size of our fleet.  These expenses are affected by variations in the exchange rate and in LIBOR.  See "Item 11.  Quantitative and Qualitative Disclosures About Market Risk."

Expenses relating to third party services include airport ground‑support services, GDS (or Global Distribution System, an electronic passenger distribution system) expenses and airport‑utilization concession expenses.  Third‑party expenses vary mainly according to the volume of our operations.  Since implementation of the e‑TAM portal in September 2004, our GDS utilization expenses have been substantially reduced in relation to domestic reservations.  At December 31, 2009, domestic reservations made via the e‑TAM portal accounted for approximately 97.6% of all domestic reservations, compared to approximately 95.1% at December 31, 2008 and 94.9% at December 31, 2007.

The principal components of our marketing and related expenses are: commission for travel and cargo agents, as compensation for the sale of tickets, and cargo shipping (paid directly to the relevant agencies); and other marketing and related expenses, principally credit card administration fees.

Other expenses include those relating to the provision of in‑flight services, which vary principally as a function of the volume of passengers we carry on domestic and international flights, and general administrative expenses.

Movements in fair value of fuel derivatives

In this line item, the changes in the fair value of fuel derivative instruments are recognized.  While we use derivatives to mitigate the economic effects of international petroleum prices, we do not apply hedge accounting.

Gains / (losses) on revaluation of aircraft recognized in the income statement

 In this line item, the changes in the fair value of aircraft and flight equipment are recognized.  The valuations are based on observable market prices for aircraft and flight equipment on an annual basis or more frequently if significant changes are observed in market prices.  In the international market, aircraft and flight equipment prices are measured and denominated in U.S. dollars.  In our financial statements, we record our aircraft and flight equipment in Brazilian reais, which is our functional currency and the currency in which we present our financial statements.  As a result, while the U.S. dollar market price of a specific aircraft or piece of flight equipment may remain the same over time, because of fluctuations in the exchange rate between the U.S. dollar and Brazilian real, the amount we record in Brazilian reais in our financial statements may change.  If the fair value of aircraft or flight equipment as of a certain date is lower than its historical cost, we recognize a loss in our income statement.  If the fair value subsequently increases, we revert that loss up to the extent originally recognized.

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

Non-controlling interest

The government of Paraguay holds a 5.02% equity interest in TAM Mercosur's capital stock.  We acquired TAM Mercosur in September 2003.  The amounts corresponding to the interest held by the Paraguayan government vary as a function of TAM Mercosur's results.

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

Revenue recognition

According to IFRIC 13, revenue recognized in respect of the TAM Loyalty Program is deferred based on the estimated fair value of the points awarded to passengers.  The fair value is determined based on a weighted average of the value of points sold to commercial partners, and the value of free tickets awarded to passengers.  Revenue deferral also depends on the number of points estimated to be forfeited when they expire after two years, and this is based on historical forfeiture rates. In 2009, the Company adopted formally IFRIC 13, and its adoption did not generate impacts on the Company’s financial statements.

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

Contingencies

TAM is currently involved in various judicial and administrative proceedings.  Contingencies are recognized for all judicial proceedings that represent probable losses.  The probability of loss is valued based on available evidence, including the views of internal and external legal counsel.  TAM believes that these contingencies are properly recognized in the financial statements.

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

Carrying value of flight equipment

TAM's flight equipment is included in the financial statements at fair value based on valuations.  The valuations are based on observable market prices denominated in U.S. dollars. The method by which we calculate fair value of flight equipment is described above in "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Principal Factors Affecting our Financial Condition and Results of Operation - Gains/(losses) on revaluation of aircraft recognized in the income statement".

The carrying value is further affected by the aircraft and engines' estimated useful economic lives, which is based on expected usage and current technology and environmental regulations.

Year ended December 31, 2009 compared to year ended December 31, 2008

The figures set forth in the table below are expressed in both millions of reais and centavos and have been subject to rounding adjustments.  Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

	Year ended December 31,
							% Net Operational Income
IFRS	2009	2008	Variation (%)	2009	2008	Variation (%)	2009
	(in cents of R$ per ASK)			(in millions of R$)
Domestic	8.45	10.79	(21.7)	5,468.6	6,162.5	(11.3)	56.0
International	4.15	4.94	(16.1)	2,684.0	2,822.6	(4.9)	27.5
Cargo	1.45	1.77	(18.2)	936.3	1,009.1	(7.2)	9.6
Other	1.62	1.62	0.0	1,050.2	926.0	13.4	10.8
Sales taxes and other deductions	(0.58)	(0.71)	(19.0)	(373.6)	(407.1)	(8.2)	(3.8)
Revenue	15.09	18.41	(18.1)	9,765.5	10,513.1	(7.1)	100
Operating expenses
Personnel	(3.07)	(3.12)	(1.7)	(1,985.2)	(1,782.0)	11.4	(20.3)
Fuel	(4.24)	(6.88)	(38.4)	(2,741.3)	(3,927.9)	(30.2)	(28.1)
Depreciation and amortization	(0.99)	(0.81)	23.0	(642.4)	(460.7)	39.4	(6.6)
Maintenance and repairs (excluding personnel)	(0.99)	(0.91)	9.0	(640.4)	(518.3)	23.6	(6.6)
Aircraft insurance	(0.10)	(0.08)	17.6	(63.7)	(47.8)	33.3	(0.7)
Take‑off, landing and navigation aid charges	(0.91)	(0.87)	4.3	(585.9)	(495.4)	18.3	(6.0)
Leasing of aircraft, engine and equipment under operating leases	(0.85)	(0.78)	9.4	(549.8)	(443.4)	24.0	(5.6)
Third party services	(1.22)	(1.23)	(1.0)	(787.6)	(701.8)	12.2	(8.1)
Marketing and related expenses	(1.32)	(1.73)	(23.7)	(854.7)	(988.6)	(13.5)	(8.8)
Other	(1.15)	(1.03)	11.7	(745.0)	(588.1)	26.7	(7.6)
Total operating expenses	(14.83)	(17.44)	(15.0)	(9,595.8)	(9,954.1)	(3.6)	(98.3)
Operating profit before movements in fair value of fuel derivatives and revaluation of aircraft	0.26	0.98	(73.5)	169.7	558.9	(69.6)	1.7
Movements in fair value of fuel derivatives	0.49	(2.23)	N.A.	316.9	(1,273.5)	N.A.	3.2
Gains/(losses) on revaluation of aircraft recognized in the income statement	(1.87)	0.42	N.A.	(1,207.6)	242.4	N.A.	(12.4)
Operating (loss)/profit	(1.11)	(0.83)	N.A.	(721.1)	(472.2)	52.7	(7.4)
Finance income	3.73	2.47	5.10	2,412.7	1,410.4	71.1	24.7
Finance costs	(1.61)	(5.27)	N.A.	(1,041.4)	(3,006.2)	(65.4)	(10.7)
Profit / (loss) before income and social contribution	(1.01)	(3.62)	N.A.	650.2	(2,068.0)	N.A.	6.7
Income tax and social contribution	0.33	1.11	(70.3)	(212.8)	634.2	N.A.	(2.2)
Profit / (loss) after tax (all continuing operations)	0.67	(2.51)	N.A.	437.4	(1,433.8)	N.A.	4.5
Attributable to
Non-controlling interest	0.00	0.00	N.A.	1.7	0.9	88.9	0.0
Equity holders of TAM	0.67	(2.51)	N.A.	435.7	(1,434.6)	N.A.	4.5

Domestic

Domestic passenger demand decreased by 11.3% to R$5,469 million in 2009, compared to R$6,162 million in 2008.  This was due to a decrease in our scheduled domestic yield from 26.7 centavos in 2008 to 21.9 centavos in 2009 caused by the global economic crisis.  The decrease was also partially due to a 2.7% decrease in our domestic load factor, from 68.1% in 2008 to 65.4% in 2009.  The domestic load factor decrease was due to a 10.8% increase in ASKs, but only a 6.4% increase in demand for our domestic flights.

International

International passenger demand decreased by 4.9% to R$2,684 million in 2009, compared to R$2,823 million in 2008.  This was due to a decrease in our scheduled international yield from 16.9 centavos in 2008 to 14.2 centavos in 2009 caused by the global economic crisis (expressed in U.S. dollars, our scheduled international yield decreased from 9.2 cents in 2008 to 7.1 cents in 2009).  The decrease was also partially caused by a 3.1% decrease in our international load factor, from 75.5% in 2008 to 72.4% in 2009.  The international load factor decrease was caused by a 17.4% increase in ASKs, but only a 12.5% increase in RPKs.  RPK's increased due to our launch of new international routes in the United States, including flights to Miami and New York from Rio de Janeiro and to Orlando from São Paulo.

Cargo

Cargo business decreased by 7.2% to R$936 million in 2009, compared to R$1,009 million in 2008, due to the global economic crisis causing a slowdown in the overall economy and impacting the volume of shipments from companies.

Other

Other business increased by 13.4% to R$1,050 million in 2009, compared to R$926 million in 2008, primarily due to an increase in revenues from the TAM Loyalty Program.  This increase is due to the increase in the number of points sold to our partners.  It is also due to the increase in the average foreign exchange rate which impacts the number of points sold to financial institutions because those points are denominated in U.S. dollars, causing the price of the points to vary with the foreign exchange rate.

Sales taxes and other deductions

Sales taxes and other deductions decreased by 8.2% to R$374 million in 2009, compared to R$407 million in 2008, due to a decrease principally in the domestic and cargo businesses.

Net Revenue

Our revenue decreased by 7.1% to R$9,766 million in 2009, compared to R$10,513 million in 2008 due to the decrease in both passenger and cargo revenues, partially offset by the increase in other business.  The total RASK decreased by 18.1% to R$15.1 in 2009, as a result of the increase of 13.4% in the total ASKs, combined with the decrease in net revenue.  Our scheduled domestic RASK decreased 21.5% to R$13.4 in 2009 from R$17.1 in 2008.  Our scheduled international RASK decreased by 19.1%, from R$12.8 in 2008 to R$10.3 in 2009.

Operating expenses

Our operating expenses decreased by 3.6% to R$9,596 million in 2009, compared to R$9,954 million in 2008.  This decrease is due to the decrease in fuel expenses and marketing and related expenses, partially offset by an increase in leasing of aircraft; engine and equipment expenses under operating leases, personnel expenses, maintenance and repairs (excluding personnel) expenses, third-party services expenses, take off, landing and navigation aid charges, depreciation and amortization expenses, aircraft insurance expenses and other expenses.

Personnel expenses increased by 11.4% to R$1,985 million in 2009, compared to R$1,782 million in 2008, primarily due to the increase of 4.7% in the average number of employees in 2009 compared to the average in 2008 and the 6.1% increase in wages.  Personnel expenses per ASK decreased by 1.7%.

Fuel expenses decreased by 30.2% to R$2,741 million in 2009 compared to R$3,928 million in 2008, due to a 35.5% decrease in the average fuel price per liter, a decrease of 38.0% in the average price of fuel related to the decrease in the average price per barrel of West Texas Intermediate (WTI) oil, which was U.S.$99.6 per barrel in 2008 and U.S.$61.8 per barrel in 2009, and a 61.1% increase in the average stage length.  This overall decrease was partially offset by the 8.9% depreciation of the Brazilian real against the U.S. dollar.  Fuel expenses per ASK decreased by 38.4%.

Depreciation and amortization expenses increased by 39.4% to R$642 million in 2009, compared to R$461 million in 2008, primarily due to the average increase of 24.5% in the number of capital leased aircraft on our balance sheet and also due to the 8.9% depreciation of the Brazilian real against the U.S. dollar.

Maintenance and repairs (excluding personnel) expenses increased by 23.6% to R$640 million in 2009, compared to R$518 million in 2008, primarily due to the increase of 8.2% in the flown hours and the 8.9% depreciation of the Brazilian real against the U.S. dollar.  Maintenance and repairs per ASK increased by 9.0%

Aircraft insurance expenses increased by 33.3% to R$64 million in 2009, compared to R$48 million in 2008, primarily due to the increase in our total fleet combined with the 8.9% depreciation of the Brazilian real against the U.S. dollar.  Aircraft insurance per ASK increased by 17.6%.

Take‑off, landing and navigation aid charges increased by 18.3% to R$596 million in 2009, compared to R$495 million in 2008, primarily due to an increase in navigation charges related to a 10.0% increase in flown kilometers.  Take‑off, landing and navigation charges per ASK also increased due to the increase of 3.7% in the number of take-offs and landings.  Also, all charges for international flights are denominated in U.S. dollars and the real depreciation of 8.9% impacted these expenses.  Take-off, landing and navigation chargers per ASK increased by 4.3%.

Leasing of aircraft, engine and equipment expenses under operating leases increased by 24.0% to R$550 million in 2009, compared to R$443 million in 2008, due to the net increase in the number of leased operating aircraft in our average 2009 fleet compared to our 2008 fleet and the Brazilian real depreciation of 8.9% against the U.S. dollar.  Leasing of aircraft, engine and equipment expenses under operating leases per ASK increased by 9.4%.

Third party services expenses increased by 12.2% to R$788 million in 2009, compared to R$702 million in 2008, primarily due to the increase of expenses linked to our operations, which grew 13.4% in ASKs.  Third party services per ASK decreased by 1.0%.

Marketing and related expenses decreased by 13.5% to R$855 million in 2009 compared to R$989 million in 2008.  This decrease primarily resulted from the decrease in our international passenger and cargo business, where commercial expenses, principally commissions, are higher.  Marketing and related expenses represented 8.8% of our total net revenue in 2009 compared to 9.4% in 2008, a reduction of 0.7 percentage points.

Other expenses increased by 26.7% to R$745 million in 2009, compared to R$588 million in 2008, primarily due to the increase of expenses linked to our operations, which grew 13.4% in ASKs, combined with certain non-recurring expenses related to our entrance into the Star Alliance.  Other operating expenses per ASK increased by 11.7%.

In line with our strategy of increasing productivity, we also intend to achieve an improved RASK minus CASK spread.  To achieve this goal, we plan to increase our fleet, the daily utilization of our aircraft and renegotiate our small and mid-sized contracts to lower our fixed costs.  Joining the Star Alliance has helped us reduce the number of internal systems we use, which lowered our maintenance, service and spare parts costs.  We are seeking to optimize our maintenance plan by conducting maintenance operations during the night when costs are lower and we are reducing credit card fees by increasing the number of payment methods on our website.  We are still susceptible to fluctuations in fuel prices, which remains a key factor in our ability to achieve our desired results.  Additionally, the exchange rate variation  between the Brazilian real and the U.S. dollar has recently begun to fluctuate inconsistently.  If the U.S. dollar strengthens significantly against the Brazilian real, our results may be negatively impacted.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) was a gain of R$317 million in 2009, compared to a loss of R$1,274 million in 2008, mainly due to the mark to market of the WTI price, which closed 2008 at a price of U.S.$44.60, compared to a 2009 closing price of U.S.$79.36.

Gains (losses) on the revaluation of aircraft recognized in the income statement

At December 31, 2008, we recognized a gain of R$242 million due to aircraft for which revaluation decreases had previously been recognized in our income statements.  At December 31, 2009, we recognized a loss of R$1,208 due to aircraft for which the fair value is lower than the historical cost of those aircraft.  As described above, in the international market, aircraft and flight equipment are measured and denominated in U.S. dollars, but we record these items in Brazilian reais in our financial statements.  The change in the exchange rate from R$2.337 per U.S. dollar at December 31, 2008 to R$1.7412 per U.S. dollar at December 31, 2009 was the main reason we recognized a loss on revaluation in 2009.

Net finance income / (costs)

Our net finance income / (costs) was R$1,371 million in 2009, compared to an expense of R$1,596 million in 2008, principally due to the effect of exchange variations in 2008 and 2009.

Interest income from financial investments decreased 57.4% to R$82 million in 2009, compared to R$193 million in 2008, principally because we held less cash amounts on average during the year and received a lower average interest rate on that cash.  As of December 31, 2009, our financial investments amounted to R$1,011 million, compared to R$1,242 million as of December 31, 2008.

Exchange variation was a gain of R$1,722 million in 2009, compared to an expense of R$1,258 million in 2008.  This increase principally relates to the strengthening of the Brazilian real against the U.S. dollar (R$2.34 per U.S. dollar at December 31, 2008 and R$1.74 per U.S. dollar at December 31, 2009).  This increase mainly impacted the capital leases on our balance sheet that are denominated in U.S. dollars.

Interest expenses decreased 21.3% to R$422 million in 2009, compared to R$536 million in 2008, principally due to the reduction in LIBOR, which impacts the capital leases on our balance sheet.

Income tax and social contributions

Income tax and social contributions was R$213 million in 2009, compared to a credit of R$634 million in 2008.  The credit related to losses that occurred in 2008.  Our effective rate of income tax and social contributions was 32.7% in 2009, compared to 30.7% in 2008.

Profit / (loss) after tax

As a result of the factors discussed above, we recorded a gain after tax (all continuing operations) of R$437 million in 2009, compared to a loss of R$1,434 million in 2008.  This was principally due to the exchange variation increase of R$1,722 million in 2009 and the movements in the fair value of fuel derivatives.  The overall gain was partially offset by losses on the revaluation of aircraft recognized in our income statement.

Year ended December 31, 2008 compared to year ended December 31, 2007

The figures set forth in the table below are expressed in both millions of reais and centavos and have been subject to rounding adjustments.  Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

	Year ended December 31,
							% Net Operational Income
IFRS	2008	2007	Variation (%)	2008	2007	Variation (%)	2008
	(in cents of R$ per ASK)			(in millions of R$)
Domestic	10.79	10.16	6.2	6,162.5	4,833.9	27.5	58.6
International	4.94	4.47	10.5	2,822.6	2,129.7	32.5	26.8
Cargo	1.77	1.63	8.6	1,009.1	776.8	29.9	9.6
Other	1.62	1.23	31.7	926.0	587.6	57.6	8.8
Sales taxes and other deductions	(0.71)	(0.65)	9.2	(407.1)	(309.3)	31.6	(3.9)
Revenue	18.41	16.85	9.3	10,513.1	8,018.7	31.1	100.0
Operating expenses
Personnel	(3.12)	(2.75)	13.5	(1,782.0)	(1,309.7)	36.1	(17.0)
Fuel	(6.88)	(5.33)	29.1	(3,927.9)	(2,536.4)	54.9	(37.4)
Depreciation and amortization	(0.81)	(0.52)	55.8	(460.7)	(249.5)	84.6	(4.4)
Maintenance and repairs (excluding personnel)	(0.91)	(0.94)	(3.2)	(518.3)	(445.8)	16.3	(4.9)
Aircraft insurance	(0.08)	(0.07)	14.3	(47.8)	(33.6)	42.3	(0.5)
Take‑off, landing and navigation aid charges	(0.87)	(0.88)	(1.1)	(495.4)	(421.0)	17.7	(4.7)
Leasing of aircraft, engine and equipment under operating leases	(0.78)	(1.05)	(25.7)	(443.4)	(501.1)	(11.5)	(4.2)
Third party services	(1.23)	(1.15)	7.0	(701.8)	(549.0)	27.8	(6.7)
Marketing and related expenses	(1.73)	(2.05)	(15.6)	(988.6)	(975.1)	1.4	(9.4)
Other	(1.03)	(1.42)	(27.5)	(588.1)	(677.3)	(13.2)	(5.6)
Total operating expenses	(17.44)	(16.17)	7.9	(9,954.1)	(7,698.5)	29.3	(94.7)
Operating profit before movements in fair value of fuel derivatives and revaluation of aircraft	0.98	0.67	46.3	558.9	320.3	74.5	5.3
Movements in fair value of fuel derivatives	(2.23)	0.27	N.A.	(1,273.5)	130.4	(1076.6)	(12.1)
Gains/(losses) on revaluation of aircraft recognized in the income statement	0.42	(0.47)	N.A.	242.4	(224.7)	N.A.	2.3
Operating (loss)/profit	(0.83)	0.47	N.A.	(472.2)	226.1	N.A.	(4.5)
Finance income	2.47	2.12	16.5	1,410.4	1,006.9	40.1	13.4
Finance costs	(5.27)	(1.59)	231.4	(3,006.2)	(755.2)	298.1	(28.6)
Profit / (loss) before income and social contribution	(3.62)	1.00	N.A.	(2,068.0)	477.7	N.A.	(19.7)
Income tax and social contribution	1.11	(0.31)	N.A.	634.2	(145.9)	N.A.	6.0
Profit / (loss) after tax (all continuing operations)	(2.51)	0.70	N.A.	(1,433.8)	331.8	N.A.	(13.6)
Attributable to
Non-controlling interest	0.00	0.00	N.A.	0.9	0.2	350.0	0.0
Equity holders of TAM	(2.51)	0.70	N.A.	(1,434.6)	331.6	N.A.	(13.6)

Domestic

Domestic passenger demand increased by 28% to R$6,163 million in 2008, compared to R$4,834 million in 2007.  A 15% increase in availability of ASKs, compared to only an 11% increase in demand for our domestic flights, as measured in RPKs, resulted in a 2.3 percentage point decrease in our domestic load factor, from 70.3% in 2007 to 68.1% in 2008.  This increase in demand was combined with a 14% increase in our scheduled domestic yield to 26.71 centavos in 2008 from 23.42 centavos in 2007, due to less intense price competition in the domestic market.

International

International passenger demand increased by 33% to R$2,823 million in 2008, compared to R$2,130 million in 2007.  This was caused by a 29% increase in availability of ASKs and a 38% increase in demand for our international flights, as measured by RPKs.  This increase in RPKs was a result of our aggressive expansion taking advantage of the market opportunities resulting from the significant decrease in international operations by our main Brazilian competitor.  This increase was partially offset by a decrease in our scheduled international yield, which decreased 5% percentage point to 16.86 centavos in 2008 from 17.66 centavos in 2007, offset by a 5% increase in our international load factor, which increased from 70.5% in 2007 to 75.5% in 2008.  Expressed in U.S. dollars, our scheduled international yield decreased by 24.3% from 9.52 cents in 2007 to 7.21 cents in 2008.

Cargo

Cargo business increased by 30% to R$1,009 million in 2008, compared to R$777 million in 2007, due to the increase in cargo capacity as a result of the increase in international destinations in our network and more availability of capacity for cargo due to the addition of Boeing 777 type equipment to our fleet, which has large belly‑space for cargo.

Other

Other business increased by 58% to R$926 million in 2008, compared to R$588 million in 2007, primarily due to an increase in income from our TAM Loyalty Program, net of deferred revenue.

Revenue

Our revenue increased by 31% to R$10,513 million in 2008, compared to R$8,019 million in 2007, due to a 28% increase in passenger revenues, a 30% increase in cargo revenues and a 54% increase in other operating revenues.  The total RASK increased by 9% to R$18.41 in 2008, as a result of a combination of the decrease in load factor and an increase in yields.  Our scheduled domestic RASK increased 10% to R$17.08 in 2008 from R$15.51 in 2007.  Our scheduled international RASK increased by 6%, from R$12.44 in 2007 to R$13.13 in 2008.

Sales taxes and other deductions

Sales taxes and other deductions increased by 32% to R$407 million in 2008, compared to R$309 million in 2007, due to the increase in the revenues that are the basis for tax calculation.

Operating expenses

Our operating expenses increased by 29% to R$9,954 million in 2008, compared to R$7,698 million in 2007.  This increase is primarily due to an increase in expenses from personnel, fuel, depreciation and amortization, aircraft insurance and third party services as further described below.  Our operating expenses per ASK (CASK) increased by 8% from R$16.17 in 2007 to R$17.44 in 2008, primarily due to an increase in expenses for personnel, fuel, depreciation and amortization, aircraft insurance, and third party services and the 24% depreciation of the Brazilian real against the U.S. dollar during that period, the effect of which was an approximate increase of R$1,348 million in expenses.

Personnel expenses increased by 36% to R$1,782 million in 2008, compared to R$1,310 million in 2007, primarily due to a 19% increase in the number of employees.  The number of employees increased because of the addition of new types of aircraft in our fleet that require dedicated crew and technical resources.  Personnel expenses per ASK increased by 14%.

Fuel expenses increased by 55% to R$3,928 million in 2008 compared to R$2,536 million in 2007, due to the depreciation of the Brazilian real against the U.S. dollar, the effect of which was an approximate increase of R$951.3 million in expenses, and an 18% increase in our fuel consumption caused by an increase in take‑offs and aircraft capacity.  Oil prices, despite the fact that they decreased 54% over the year, remained at very high levels until the third quarter, which also negatively impacted our fuel expenses.  The average fuel price over the year increased by 38% from U.S.$71.42 to U.S.$99.75 per barrel.

Depreciation and amortization expenses increased by 85% to R$461 million in 2008, compared to R$250 million in 2007, primarily due to a R$770 million increase in our fixed assets from new additions to our ground equipment, aircraft and intangible assets.  These additions were necessary due to the growth in our fleet and operations during the period.  Expenses from depreciation and amortization per ASK increased by 56%.

Maintenance and repairs (excluding personnel) expenses increased by 16% to R$518 million in 2008, compared to R$446 million in 2007, primarily due to an increase of 13% in our total flown hours, the addition of 14 aircraft to our fleet, and the 24% depreciation of the Brazilian real against the U.S. dollar in this period, the effect of which was an approximate R$114 million increase in expenses.  Maintenance and repairs per ASK decreased by 3%.

Aircraft insurance expenses increased by 41% to R$48 million in 2008, compared to R$34 million in 2007, primarily due to a net increase in real‑denominated insurance premiums.  Our real-denominated insurance premiums increased because of the 24% depreciation of the Brazilian real against the U.S. dollar over the period, which caused an approximate increase of R$12 million in expenses.  We also had an 8% increase in transported passengers in 2008.

Take‑off, landing and navigation aid charges increased by 18% to R$495 million in 2008, compared to R$421 million in 2007, primarily due to the 5% increase in the number of take‑offs and the 13% increase in kilometers flown per aircraft, mainly from international flights which are more expensive than domestic flights.  These charges were also impacted by the 24% depreciation of the Brazilian real against the U.S. dollar, the effect of which was an approximate increase of R$39 million in expenses.  Take‑off, landing and navigation aid charges per ASK decreased by 1%.

Leasing of aircraft, engine and equipment expenses under operating leases decreased by 12% to R$443 million in 2008, compared to R$501 million in 2007, primarily due to a decrease in the number of our aircraft under operating leases (68 to 65), and a decrease in LIBOR.  The decrease in leasing of aircraft, engine and equipment expenses under operating leases was partially offset by the 24% depreciation of the Brazilian real against the U.S. dollar which impacted us because our aircraft lease agreements are denominated in U.S. dollars.  This resulted in an increase of R$107 million in expenses.  Leasing of aircraft, engine and equipment expenses per ASK decreased by 26%.

Third party services expenses increased by 28% to R$702 million in 2008, compared to R$549 million in 2007, primarily due to the increase in distribution costs from international operations (the majority of which are reservation and ticketing costs and third party airport costs) and the 24% depreciation of the Brazilian real against the U.S. dollar in the period, the effect of which was an approximate increase of R$63 million in expenses.  Third party services per ASK increased by 7%.

Marketing and related expenses increased by 1% to R$989 million in 2008 compared to R$975 million in 2007.  This increase primarily resulted from increased revenues derived from increased sales in the international market (from passengers and cargo).  As a result of this increase in sales, we incurred higher costs for commissions paid to travel agencies in the international market, which is a U.S. dollar denominated expense.  The effect of the 24% depreciation of the Brazilian real against the U.S. dollar resulted in an expense of R$62 million.  This was partially offset by a reduction in the level of commissions we paid in the domestic market as a result of revisions to our commercial policy for dealing with domestic travel agencies.  Marketing and related expenses represented 9.4% of our total net revenue in 2008 compared to 12.2% in 2007, a reduction of 2.8 percentage points.

Other expenses decreased by 13% to R$588 in 2008, compared to R$677 million in 2007, primarily due to the expenses incurred in 2007 related to the phase out of our Fokker 100 aircraft.  This decrease was partially offset by a 8% growth in our transported passengers over the period.  Other operating expenses per ASK decreased by 28%.

In line with our strategy of increasing productivity, our intention was to offset fixed expenses through more efficient use of aircraft and the redesign of internal processes (an example of which was the integration of the management of TAM Mercosur with our central management in Brazil) to achieve an improved RASK minus CASK spread.  In addition, future changes in commercial policies in the international market should either decrease marketing and related expenses or increase the quality of our revenue stream.  We are still susceptible to fluctuations in fuel prices, which remain the key challenge to sustaining and improving our results in the future.  In addition, recently there has been increased fluctuations in the value of the U.S. dollar against the Brazilian real.  If the U.S. dollar strengthens against the Brazilian real, our results would be negatively impacted.

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

Gains (losses) on the revaluation of aircraft recognized in the income statement

At December 31, 2007, revaluations resulted in an expense of R$225 million for aircraft whose revalued amount was lower than their cost.  At December 31, 2008, the revaluations resulted in a gain being recognized in the income statement of R$242 million for aircraft for which revaluation decreases had previously been recognized in the income statements.

Net finance income / (costs)

Our net finance income / (costs) was an expense of R$1,596 million in 2008, compared to income of R$252 million in 2007, principally due to the increase in our debt, and the 24% depreciation of the Brazilian real against the U.S. dollar, which generated financial losses related to our lease payment obligations.

Interest income from financial investments decreased 27% to R$193 million in 2008, compared to R$263 million in 2007, principally as a result of the reduction of our financial investments.  As of December 31, 2008, our financial investments amounted to R$1,242 million, compared to R$2,140 million as of December 31, 2007.

Exchange variation was an expense of R$1,258 million in 2008, compared to a gain of R$393 million in 2007, principally due to an increase in the Brazilian real/U.S. dollar exchange rate from R$1.7713 per U.S. dollar at December 31, 2007 to R$2.3370 per U.S. dollar at December 31, 2008.  This impacted us because at December 31, 2008, we had a liability of R$8,856 million in respect of U.S. dollar denominated prepayment obligations for new aircraft, compared to R$4,338 million at December 31, 2007.  This was partially offset by the effect of a R$667 million portion of our investments being offshore.

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

Profit / (loss) after tax

As a result of the factors discussed above, but principally due to a significant loss in our fuel derivatives of R$1,434 million, we recorded a loss after tax (all continuing operations) of R$1,392 million in 2008, compared to a profit of R$332 million in 2007.  In addition, we were adversely affected by the 24% depreciation of the Brazilian real against the U.S. dollar, which increased our costs by approximately R$1,247 million.

B.  Liquidity and Capital Resources

We believe that our liquidity position exceeds the minimum required to sustain our business adequately, and our working capital is sufficient for our present requirements.  We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities or through our access to debt markets.

We decreased our current liquidity ratio by 1.4% between December 31, 2008 and December 31, 2009, and by 42.2% between December 31, 2007 and December 31, 2008, primarily due to the effect of changes in fair value of fuel derivative instruments.  Our liquidity ratio is calculated by dividing current assets by current liabilities.

In order to manage our liquidity, we review our cash and financial investments, accounts receivable and short term borrowings.  Our accounts receivable are affected by the timing of our receipt of credit card revenues and travel agency invoicing.  Customers purchasing tickets using credit cards have the option to pay the ticket price in installments, typically over a 70-day period.  We do not take credit risk on customers' credit card receivables because, pursuant to the terms of our agreements with credit card companies, the credit card companies are required to pay us on each of the customer's payment dates, regardless of whether the customer paid the credit card company.

At December 31, 2009, we had R$2,086 million in cash and cash equivalents and financial investments and R$1,122 million in accounts receivable, compared to R$1,914 million and R$2,607 million in cash and cash equivalents and financial investments and R$1,157 million and R$938 million in accounts receivable at December 31, 2008 and 2007, respectively.

In January 2009, we, along with our key counterparties, began restructuring our existing derivative hedging transactions.  At December 31, 2008, due to the significant drop in the price of a barrel of oil, as set by the WTI, the market value of these transactions resulted in a loss of R$1,273 million.  Through restructuring, we were able to spread out the maturity dates of these transactions.  This allowed us to extend the life of the derivatives, but keep the other terms largely the same.  The restructuring reduced disbursements by approximately U.S.$117 million through December 31, 2009.

At December 31, 2009, our current borrowings used to finance our working capital needs totaled R$459 million, compared to R$192 million at December 31, 2008.  At December 31, 2009, 92% of our borrowings was denominated in foreign currencies, including our Import Financing (FINIMP) and financing of pre‑delivery payments.  Our Industrial Funding (FINEM) agreements were denominated in reais and represented 7% of our total borrowings at December 31, 2009, compared to 13% at December 31, 2008.  At December 31, 2009, our Import Financing (FINIMP) agreements represent 57% of our borrowings, compared to 42% at December 31, 2008.

Cash position and liquidity

               The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2009, 2008 and 2007 and our total cash position as of December 31, 2009, 2008 and 2007.

	Year Ended December 31,
	2009	2008	2007
Net cash generated from operating activities	191,103	1,542,509	372,673
Net cash used in investing activities	(480,918)	(643,345)	(438,216)
Net cash used in financing activities	693,202	(693,917)	232,575

Cash and cash equivalents at the beginning of the year	671,785	466,538	299,506
Cash and cash equivalents at the end of the year	1,075,172	671,785	466,538

Net cash generated from operating activities

Year ended December 31, 2009 compared to year ended December 31, 2008

Net cash generated from our operating activities decreased from R$1,543 million for the year ended December 31, 2008 to R$191 million for the year ended December 31, 2009.  This decrease was principally the result of the following: (i) our revenue decreased by R$748 million, from R$10,513 million in 2008 to R$9,765 million in 2009.  Our operational costs remained relatively stable in this period; accordingly, our operating profit and cash generated decreased, (ii) we decreased our conversion of financial assets into cash by R$667 million, from R$898 million in 2008 to R$231 million in 2009 and (iii) we increased our cash outflows by R$114 million in 2009 compared to 2008 to pay our suppliers.  This overall decrease in net cash generated from our operating activities was partially offset by a R$140 million reduction in 2009 in cash outflows used to prepay aircraft maintenance.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net cash generated from our operating activities increased from R$373 million for the year ended December 31, 2007 to R$1,543 million for the year ended December 31, 2008, an increase of R$1,170 million.  This increase was principally the result of our increased conversion of financial assets into cash, from R$13 million in 2007 to R$898 million in 2008.  The reason for this R$885 million increase in cash conversion was because we issued less debt in 2008 compared to 2007.  Our increase in net cash generated from our operating activities was also due to our R$239 million increase in operating profits, related principally to increased revenue, from R$320 million in 2007 to R$559 million in 2008.

Net cash used in investing activities

Year ended December 31, 2009 compared to year ended December 31, 2008

Net cash used in investing activities decreased from R$643 million in the year ended December 31, 2008 to R$481 million in the year ended December 31, 2009, a decrease of R$162 million.  This decrease was primarily due to a R$303 million reduction in cash outflows in 2009 compared to 2008 for the purchase of property, plant and equipment, as a result of our financing of flight equipment through FINIMP and the fact that we acquired less property, plant and equipment.  The decrease was also partly due to an investment in restricted cash of R$79 million, a decrease in pre-delivery payments because, in 2009, pre-delivery payments were financed or reapplied to other aircraft and, accordingly, no pre-delivery payment cash transaction occurred in 2009, compared to a R$44 million net reimbursement received in 2008 from pre-delivery payments.  The overall decrease in net cash used in investing activities was partially offset by an increase in the proceeds from the sale of property, plant and equipment of R$28 million, and for a R$ 45 million decrease in total cash reimbursements related to deposits in guaranties.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net cash used in investing activities increased from R$438 million in the year ended December 31, 2007 to R$643 million in the year ended December 31, 2008, an increase of R$205 million.  This increase was primarily the result of an increase in our purchase of property, plant and equipment of R$326 million. The increase was also partly due to a R$96 million increase in cash payments in 2008 compared to 2007 due to payments made for the acquisition of intangible assets related to technology investments, computer software projects and payments made to the Star Alliance.  The overall increase in net cash used in investing activities in 2008 was partially offset by a R$93 million increase in net reimbursements from pre-delivery payments and a R$85 million increase in cash net reimbursements in cash from deposits guaranteeing maintenance.

Net cash used in financing activities

Year ended December 31, 2009 compared to year ended December 31, 2008

Net cash from financing activities was R$693 million in the year ended December 31, 2009 compared to net cash used in financing activities of R$694 million in the year ended December 31, 2008.  We generated net cash from financing activities in 2009 principally as a result of TAM Linhas Aéreas issuing debentures in the principal amount of R$600 million and TAM Capital 2 issuing senior notes in the principal amount of U.S.$300 million, which generated positive net cash from financing activities of R$592 million and R$502 million respectively.  In 2009, we reduced our repayment of debt by R$401 million compared to 2008, and we did not pay any dividends in 2009 due to net losses in our 2008 fiscal year, compared to R$72 million paid in dividends to our stockholders in 2008.    The overall increase in net cash from financing activities was partially offset by the increase in our payments under finance leases, which increased by R$228 million in 2009 compared to 2008 due to an increase in contracted leases at the end of 2008, with payment obligations in 2009.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net cash used in financing activities increased from R$438 million in the year ended December 31, 2007 to net cash used in financing activities of R$694 million in the year ended December 31, 2008.  The  increase in net cash used in financing activities was principally a result of the fact that we issued more debt in 2007 than in 2008, generating a positive cash inflow in 2007 (TAM Capital issued U.S.$300 million in principal amount of senior notes, which represented approximately R$607 million, meanwhile no issuance of senior notes occurred in 2008), and we incurred other borrowings in 2007 approximating R$429 million in connection with the financing of pre-delivery payments through two loan agreements entered into in 2007 for four Boeing 777-300ER and 30 Airbus aircraft.  In addition, payments of finance leases were R$76 million higher in 2008, mainly due to the weakening of the Brazilian real against the U.S. dollar.  Additionally, in 2008, we used R$15 million to purchase treasury shares.  The overall increase in net cash used in financing activities was partially offset by a R$120 million decrease in payments of short and long-term borrowings and by a R$66 million decrease in dividends paid in 2008 compared to 2007.

Sources of financing

We typically finance our aircraft through lease transactions.  Although we believe that debt and/or operating/finance leasing shall be available for our future aircraft to be delivered, we cannot guarantee that we will be able to secure obtain resources on terms that are attractive to us, if at all.  To the extent that we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher financing costs.  We expect to continue to require working capital investment due to sources will be obtained our customers' ticket purchases through credit card receivables.  We also expect to meet our operating obligations as they become due through our available cash and internally generated funds, supplemented as necessary by short‑term credit lines, and when required, our access to the debt markets.

Indebtedness

At December 31, 2009, our total liabilities were R$11,646 million compared to R$13,124 million at December 31, 2008.  Our total liabilities consisted of (i) R$4,454 million in current liabilities (compared to R$4,238 million in 2008), of which R$1,698 million was deferred income, R$236 million was derivative financial instruments, R$430 million was related to trade and other payables, R$1,245 million was financial liabilities, R$124 million was related to other current liabilities and R$179 million was current income tax liabilities, and (ii) R$7,191 million in non-current liabilities (compared to R$8,886 million in 2008), of which R$5,925 million was represented by financial liabilities, R$666 million was from provisions, R$100 million was represented by deferred income, R$6 million was represented by derivative financial instruments and R$174 million was represented by other non-current liabilities.

We have FINIMP‑type lines of credit with financial institutions to help us finance our acquisition of aircraft parts.  At December 31, 2009, our FINIMP‑type contracts totaled R$285 million, compared to R$167 million at December 31, 2008, with guarantees of promissory notes in the amounts of U.S.$13.9 million and U.S.$23.6 million for the two periods, respectively.

We have finance lease agreements for the leasing of aircraft, engines and computer equipment.  At December 31, 2009, the outstanding balance of such finance lease agreements was R$4,521 million, compared to R$6,448 million at December 31, 2008.  The decrease in our outstanding balance of finance lease agreements was largely due to changes in the exchange rate of Brazilian reais to U.S. dollars, which impacted our leasing obligations denominated in U.S. dollars.

TAM Linhas Aéreas has a U.S.$50 million credit facility with the International Finance Corporation, or IFC.  We record amounts drawn down under this facility in reais.  In December 2005, TAM Linhas Aéreas entered into an agreement with International Finance Corporation, or IFC, to finance up to U.S.$33 million in pre-delivery payments to Airbus for firm order aircraft scheduled for delivery in 2010.  The full U.S.$33 million was guaranteed by TAM S.A.  As of December 31, 2009, we had R$19 million outstanding under this facility, compared to R$52 million outstanding as of December 31, 2008.

TAM Linhas Aéreas also has outstanding FINEM agreements for machinery and equipment in the aggregate amount of approximately R$32 million with the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES).  The guarantees are mortgages of assets and accounts receivables.

In 2006, we became the first Brazilian airline to register a program for the issuance of debentures with the CVM.  In August 2006, we offered R$500 million in principal amount of debentures pursuant to this program.  The final maturity date of these debentures is August 2012, with one third of the aggregate principal amount amortizing in each of 2010, 2011 and 2012.  The terms of the debentures provide that we must pay interest semi‑annually in an amount equal to 104.5% of CDI.

In April 2007, TAM Capital issued U.S.$300 million 7.375% senior notes due 2017.  The notes are unconditionally guaranteed, on a senior unsecured basis, by TAM S.A. and TAM Linhas Aéreas, and are listed on the Euro MTF market of the Luxembourg Stock Exchange.  On December 18, 2007 we completed an exchange offer pursuant to which holders of 99.2% of the notes issued on April 25, 2007 exchanged their notes for new notes that were registered under the United States Securities Act of 1933, as amended, and otherwise carried identical terms.

In July 2009, TAM Linhas Aéreas issued R$600 million in principal amount of secured debentures that mature in July 2013.  Beginning in July 2010, the principal amortizes quarterly. Interest on the debentures is payable monthly at a rate equivalent to 126.5% of the CDI.

In October 2009, TAM Capital 2 issued U.S.$300 million 9.5% senior notes due 2020.  The notes were issued outside Brazil under an exemption from registration granted by the Brazilian CVM and the SEC.  TAM Capital 2 has the option to early redeem the senior notes at any time prior to January 29, 2015 and at specified redemption dates thereafter.

The interest rates related to our real‑denominated indebtedness are typically indexed to TJLP or CDI, and the interest rates related to our U.S. dollar denominated indebtedness are typically indexed to LIBOR.  For a more detailed description of the interest rates associated with our indebtedness, see Note 15 of our consolidated annual financial statements for the years ended December 31, 2009, 2008 and 2007.

C.  Research and Development, Patents and Licenses, etc.

We hold or have filed registration applications for 229 trademarks before the Instituto Nacional da Propriedade Industrial, or INPI, the body with jurisdiction for registering trademarks and patents in Brazil, and 39 trademarks before the bodies with jurisdiction for registering trademarks in other countries in the Americas and Europe in which we operate.  Currently, we are facing no third‑party challenges to these applications.

TAM Marília owned the "TAM" trademark from its incorporation until September 2004 when TAM Marília underwent a spin‑off which resulted in the creation of Taxi Aéreo, Representações, Marcas e Patentes S.A. (TAM Milor).  TAM's trademark (and other trademarks related thereto) were transferred to TAM Milor.  Both TAM Marília and TAM Milor are companies controlled by the Amaro Family.  Until March 10, 2005, the relationship we, and our subsidiaries, TAM Viagens and TAM Mercosur, had with TAM Milor did not provide for any compensation for our use of the TAM trademark and was subject to revision at any time.  In order to protect the use of TAM's trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the "TAM" trademark in exchange for a monthly compensation or royalty payment.

The terms of this agreement provide that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding‑up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non‑compliance within 15 days of receiving notice of such non‑compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing TAM's trademark in a manner other than that set forth in the agreement.  The current expense we, and our subsidiaries, TAM Viagens and TAM Mercosur, record on a monthly basis for the use of the trademark is R$1.2 million, the same amount recorded as of December 31, 2008.  This amount is adjusted annually by reference to the IGP‑M.  This agreement is effective until December 9, 2011, following which, provided that TAM Linhas Aéreas' concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period.  The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are already registered with the INPI.  The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.

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

D.  Trend Information

Assuming that demand for our services continues to increase in line with recent periods, we anticipate that our RPKs will increase as a result.  In terms of ASKs, we believe the trend between domestic and international markets will change as compared to previous years.  In recent years, the international market presented growth opportunities for us because we were the only Brazilian carrier flying in the long haul market.  We currently fly to several key international destinations and continue to examine opportunities for selective expansion of our routes.  For example, we recently announced plans to operate direct flights from Rio de Janeiro to London and Frankfurt.  In the event that projected demand for new routes and/or more frequent flights on existing routes meets or exceeds our expectations, we believe we have contracted sufficient capacity to meet such demands (as evidenced by the fact that we currently have firm orders with Airbus).  In the domestic market, we will continue to track passenger demand in order to identify new routes and/or increase the frequency of already existing routes.  We believe that domestic market capacity will grow more than the international market.  In order to support our growth, both internationally and domestically, we plan to increase our fleet, the daily utilization of our aircraft and renegotiate our small and mid-sized contracts to lower our fixed costs.  Joining the Star Alliance has helped us reduce the number of internal systems we use, which lowered our maintenance, service and spare parts costs.  We are seeking to optimize our maintenance plan by conducting maintenance operations during the night when costs are lower and we are reducing credit card fees by increasing the number of payment methods on our website.  By implementing these measures, we expect to decrease our average CASK, excluding fuel, by 6% in 2010.

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

Non‑derivative financial liabilities	Less than 1 year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total	Effect of discounting	Carrying value
At December 31, 2009
Finance lease obligations	616,179	1,238,520	1,575,462	1,801,641	5,231,802	(710,857)	4,520,945
Borrowings	466,687	33,039	3,625	6,991	510,342	(13,054)	497,288
Debentures	396,392	826,373	142,382		1,365,147	(253,683)	1,111,464
Senior notes	81,418	171,634	259,782	1,317,106	1,829,940	(790,215)	1,039,725
Other (1)	738,589				738,589		738,589
Refinanced taxes payable under Fiscal Recovery Program	22,834	45,667	68,501	205,503	342,505		342,505
(1) The amount is recorded under Suppliers and Salaries and social charges.

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

The following table sets forth the name, position and election date of the current terms of office of each member of our board of directors.

Name	Position	Election date
Maria Cláudia Oliveira Amaro	Chairman	09/18/2003
Maurício Rolim Amaro	Vice‑Chairman	12/20/2004
Alexandre Goncalves Silva	Board Member	04/30/2008
André Santos Esteves	Board Member	08/18/2009
Emilio Romano	Board Member	11/19/2009
Marco Antonio Bologna	Board Member	08/18/2009
Noemy Almeida Oliveira Amaro	Board Member	04/30/2009
Waldemar Verdi Júnior	Board Member	01/23/2006

Summary biographical information for each member of our board of directors is set out below:

Maria Cláudia Oliveira Amaro, Chairman of the Board of Directors.  Mrs. Amaro has been a member of our board of directors since September 2003 and Chairman since April 2007.  Mrs. Amaro is the daughter of Mrs. Noemy Almeida Oliveira Amaro and holds the position of executive director of TEP.  Mrs. Amaro formerly served as executive director of TAM Linhas Aéreas and is currently also a member of the board of directors of Aerosystem and TAM Aviação Executiva e Taxi Aéreo S.A.  Mrs. Amaro has a degree in Business Administration.

Maurício Rolim Amaro, Vice‑Chairman of the Board of Directors.  Mr. Amaro has been a member of our board of directors since December 2004 and vice‑chairman since April 2007.  Mr. Amaro is the son of Mrs. Noemy Almeida Oliveira Amaro and holds the position of executive director of TEP.  He is also currently a member of the board of directors of Aerosystem and TAM Aviação Executiva e Taxi Aéreo S.A.  Mr. Amaro has a degree in business administration and Aviation Administration from Broward Community College, located in Florida, United States of America.

Alexandre Gonçalves Silva, Board Member.  Mr. Silva has been a member of our board of directors since April 2008.  He is also a board member of the following companies: Fibria, Equatorial Energía, PDG Realty, Fundicoes Tupy and is a senior advisor for Global Infrastructure Partners – GIP, headquartered in New York, and is alsot he chairman of the American Chamber of Commerce in Brazil.  Before joining TAM, he was the chief executive officer of GE Brasil, where he retired at the end of 2007.  Mr. Silva received a bachelor's degree in mechanical engineering from PUC Rio de Janeiro.

André Santos Esteves, Board Member.  Mr. Esteves has been a board member of TAM since August 2009.  He has a degree in computer science from the Federal University of Rio de Janeiro (UFRJ).  Currently, Mr. Esteves is the chief executive officer and founding partner of BTG.  Before joining TAM, he occupied the position of chairman and chief executive officer of UBS Pactual from 2006 to 2008.  He was also the global head of fixed income and global head of fixed income, currencies and commodities of UBS AG, based in London, from August 2007 until he left UBS AG in July 2008.  Mr. Esteves worked 17 years at Banco Pactual, where he became a partner in 1993.  Mr. Esteves held several positions in Banco Pactual, including chief executive officer of the bank.  He was also director of the Federation of Brazilian Banks (FEBRABAN) from 2003 until 2007, and a member of the board of Bolsa de Mercadorias e Futuros (Futures and Commodities Exchange) from 2002 until 2006.

Emilio Romano, Board Member. Mr. Romano has been a member of our board of directors since November 2009.  He has a law degree from the Escuela Libre de Derecho, where he graduated Cum Laude and was a graduate student at the City of London Polytechnic.  Currently, he is the president & chief executive officer of Grupo Puerta Alameda (GPA), a real estate development and investment company with operations in the United States and Mexico. From 2004 to 2007 Emilio Romano was the chief executive officer of Grupo Mexicana de Aviacion and was responsible for the largest financial restructuring in the airline’s 87-year history.  He also spearheaded the launch of the first low-cost carrier in Mexico: “Click Mexicana” and was a member of the board of directors of the International Air Transport Association (IATA) and the Association of Latin American Air Carriers (ALTA). In 2001 he co-founded Border Group, LLC, served as an advisor to several entertainment and media companies and was a member of the board of directors of Claxson.  Between 1995-1998, he managed more than 500 people and US$3 billion in assets as Grupo Televisa’s director of mergers & acquisitions and later as vice-president of international operations.  While at Televisa, Mr. Romano was a member of the board of directors of Univision Communications.  From 1989 to 1994, Mr. Romano served in many roles within the Mexican Ministry of Finance, including general director of revenue policy and federal fiscal attorney.  Mr. Romano served as a professor for the doctoral program in tax law at the Escuela Libre de Derecho.

Marco Antonio Bologna, Board Member.  Mr. Bologna has been a member of our board of directors since August 2009.  Mr. Bologna has a degree in production engineering from Escola Politécnica at São Paulo University (USP) and has a specialization in financial services from Manchester Business School, UK.  Mr. Bologna is the current chief executive officer of TAM S.A.  He is also a board member of TAM Aviãção Executiva e Taxi Aéreo S.A., Suzano Papel e Celulose S.A., WTorre Empreendimentos Imobiliários S.A.  and of the International Air Transport Association Training Fund in Geneva, Switzerland.  Before joining our board, Mr. Bologna was chief executive officer of TAM Aviação Executiva e Taxi Aéreo S.A. (2009-2010), WTorre S.A. (2008),  TAM S.A. and TLA (2004-2007), as well as of Banco VR (2003–2004). He was TAM S.A.'s chief financial officer from 2001 through 2003.

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

On April 30, 2010, Marco Antonio Bologna became chief executive officer of TAM S.A.  Líbano Barroso continues as chief executive officer of TAM Linhas Aéreas, in charge of airline operations.  Mr. Barroso also continues as director of investor relations for TAM S.A.

The following table sets forth the name, position and election date of the current terms of office of each member of our board of executive officers:

Name	Position	Election date
Marco Antonio Bologna	Chief Executive Officer	04/30/2010
Líbano Miranda Barroso	Chief Financial Officer and Director of Investor Relations	05/17/2004
Paulo Cezar Bastos Castello Branco	Director	02/28/2007
José Zaidan Maluf	Director	10/9/2009

Summary biographical information for each member of our board of executive officers is set out below:

Marco Antonio Bologna, Chief Executive Officer. Mr. Bologna has been our chief executive officer since April 2010.  Mr. Bologna has a degree in production engineering from Escola Politécnica at São Paulo University (USP) and has a specialization in financial services from Manchester Business School, UK.  Mr. Bologna is also a board member of TAM S.A., TAM Aviãção Executiva e Taxi Aéreo S.A., Suzano Papel e Celulose S.A., WTorre Empreendimentos Imobiliários S.A.  and of the International Air Transport Association Training Fund in Geneva, Switzerland.  Before joining our board, Mr. Bologna was chief executive officer of TAM Aviação Executiva e Taxi Aéreo S.A. (2009-2010), WTorre S.A. (2008),  TAM S.A. and TLA (2004-2007), as well as of Banco VR (2003–2004). He was TAM S.A.'s chief financial officer from 2001 through 2003.

Líbano Miranda Barroso Chief Financial Officer and Investor Relation Director. Mr. Barroso has been our chief financial officer, since May 2004.  He is also the chief executive officer of TLA and TAM Capital.  Mr. Barroso held executive positions at major financial institutions, including Banco Nacional S.A., Banco Real S.A., and Banco Safra S.A. He was also executive officer at Companhia de Concessões Rodoviárias.  Mr. Barroso holds a degree in economics, an executive MBA in finance from IBMEC Business School, and a post-graduate degree in business law from Getúlio Vargas Foundation (Fundação Getúlio Vargas, or FGV).

Paulo Cezar Bastos Castello Branco, Director.  Mr. Castello Branco has been director since February 2007. Mr. Castello Branco joined TAM as institutional relations director in October 2004.  In February 2007, he became planning and alliance director.  He currently holds a position as commercial and planning vice-president at TAM Linhas Aéreas.  Before joining us, he held various management positions in various companies as planning and logistics director of Varig Logística, vice-president of ECT – Empresa Brasileira de Correios e Telégrafos, financial and administration director of Casa da Moeda do Brasil and commercial department chief of INFRAERO – Empresa Brasileira de Infra-Estrutura Aeroportuária.  Mr. Castello Branco has a degree in business administration from Universidade Federal do Rio de Janeiro (UFRJ) and an MBA in airport administration and logistics extensions from Nevada’s University, in USA.

José Zaidan Maluf, Director.  He has been director of TAM SA since October 2010.  Mr. Maluf joined TAM in 1995 and since 2000 has served as the director of international contracts.  Currently, Mr. Maluf holds a position as supply and contracts vice-president of TAM Linhas Aereas. With more than 30 years of experience in the aeronautic and airports industry, Mr. Maluf graduated with a degree in electrical engineering from the Mauá - Brazil School of Engineering (Escola de Engenharia Mauá - Brasil) and holds an MBA from IBMEC.

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

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors.  Their remuneration was as follows, including any contingent or deferred compensation accrued for the year:

	2009	2008	2007
Salaries	9,497	9,031	9,262
Profit share and bonuses	9,875	7,326	18,197
Share‑based payment	11,409	16,512	11,230
Other long‑term benefits	810	476	280
	31,591	33,345	38,969

Our executive management fees represent total compensation paid to the members of our board of directors and executive officers.  Executive management fees were lower in 2009 compared to 2008 because profit sharing and bonuses are linked to our performance, and, in 2009, we did not achieve our targets for the main performance indicators.  Executive management fees were lower in 2008 compared to 2007 because in 2007 we paid higher bonuses to certain executives.

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

Audit Committee

Our audit committee reports to our board of directors.  Its main functions are to: assist the board of directors in monitoring, on behalf of our shareholders, the analysis of our financial statements; monitoring and providing oversight with the purpose of ensuring that our executive officers develop reliable internal control mechanisms; they monitor the adequate performance of internal audit; appoint external independent auditors when necessary; monitor any potential conflicts of interest in relation to our external auditors; ensure that our ethics code is being followed; monitor changes in our principal financial indicators, particularly focusing on our cash flow position; at times working with the Ethics Committee, establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters and create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters and review our capital, debt and cost structure.  The audit committee is comprised of three members of our board of directors, elected by the board of directors for a one‑year term, subject to re‑election.  The current members of our audit committee are: Alexandre Gonçalves Silva (independent), Waldemar Verdi (independent) and Emilio Romano (independent). Our audit committee satisfies the audit committee requirements of the SEC and the NYSE. We do not have an audit committee financial expert serving on our audit committee because we believe that our audit committee members perform, as a whole, the functions of an "audit committee financial expert" within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Ethics Committee

Our ethics committee is responsible for setting ethics policies & procedures and filtering complaints, including whistleblower complaints.  The ethics committee filters all complaints, following up on simpler ones and forwarding more involved ones to the audit committee for consideration.

Human Resources Committee

Our human resources committee is responsible for defining strategies for the management and development of our employees.  It supports the board of directors in evaluating the results and performance of the main executives and determining their remuneration.  The human resources committee is comprised of three members, elected by the board of directors.  The human resources committee is comprised of four members.

Risk Management Committee

Our risk management committee is responsible for approving policies, processes and activities to manage the liquidity, credit, legal, fiscal and operational risks inherent in the operation of our business.  The risk management committee is comprised of twelve of our officers.

Executive Committee on Sustainability

Our sustainability committee is composed of a multifunctional team of senior representatives from our different corporate areas and has the support of the board of directors.  Each representative has an alternate to ensure effective functioning of the committee. The committee´s main duties and responsibilities are to review and approve our sustainability plan, assist in integrating sustainable procedures to management practices and analyze the impact of corporate decisions on our overall sustainability goals.

D.  Employees

We believe our growth potential is directly linked to our ability to attract and retain the best professionals available in our sector.  For this reason, we assign high priority to selecting and developing people with potential who can add value to our operations and who we believe can adapt to our corporate culture.

The value proposal of our Human Resources Management and Information department is to contribute to our sustainable growth and competition by anticipating future needs and providing long‑term solutions that attract, train and retain professionals with Passion to Fly and Serve.

One of the key roles of this department is to disseminate our values and principles, particularly the Passion to Fly and Serve, by encouraging our employees' desires to become highly qualified professionals and conscientious citizens.  The aspiration to build a safe, healthy and sustainable work environment is also part of our path towards a more professional and efficient organization.

With the aim of achieving its mission, our human resources department has developed several projects related to development, sustainability and culture, training (through the Commander Rolím Amaro Service Academy) and compensation, besides direct human resources support to business initiatives proposed by the human resources internal consulting (business partner) area.

Sustainability and Culture Management

We believe that our guiding motto, a Passion to Fly and Serve, encompasses the spirit of TAM's brand.  Sustainability is one of our key principles.  Accordingly, we seek to include sustainability in our day-to-day activities and corporate practices.  To highlight our commitment to sustainability, beginning in 2009, we created an annual sustainability report where we present our sustainability objectives and achievements.  We believe that by supporting and promoting internationally accepted values from the human rights, labor relations, environmental and anticorruption areas, we help to create a culture of sustainability.  Several of our recent initiatives and projects highlight our serious commitment to sustainability.

To foster social sustainability, we created the framework program "Under the Wings of TAM", which organizes and funds activities promoting social sustainability.  One project under this program is "On the Wings of Education - Young Apprentice TAM".  Since 2005, we have prepared young people for professional practice through apprenticeship training, increasing employability and social inclusion.  In 2007, we created another project, "On the Wings of Inclusion", which teaches disabled persons basic life and job skills.  In 2002, we created "Lifestyles TAM", renamed "Passionate for Life" in 2009.  This program focuses on encouraging and teaching our employees to manage their health.  We believe this program improves our employees' quality of life, both within and outside the workplace.

We also invest and support local communities because we believe our investments promote the socioeconomic development of society.  We support projects related to the environment, education, vocational training, entrepreneurship, health and anti-slavery.  We are serious about our commitment to sustainability, investing nearly 2% of our EBITDA in 2009 to these projects.  Some examples include our sponsorship of  SOS Mata Atlântica, a non-profit organization dedicated to preserving the Atlantic forest, and our work with the Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or IBAMA) for which we voluntarily transport wild animals back to their natural habitats with the assistance of IBAMA veterinarians.

We also partner with third party entities and support their individual missions by providing free airfare and financial aid.  Examples of such partnerships include: Instituto Ethos, a project reporter in Brazil; Association Asas de Socorro; Brazil Foundation; GRAACC, a support group for adolescents and children with cancer; Ayrton Senna Institute; Junior Achievement; Social Stock Exchange and the Environment (BVS & A); Luggage Project; Abrinq Mara Gabrilli Institute; Rodrigo Mendes Institute; Laramara; and United Way Brazil, among others.

Another key way we support sustainability is by signing important declarations and project mission statements.  We became a signatory of the Carbon Disclosure Project (CDP) in 2006, a major global project that is  committed to implementing direct and indirect emissions control measures and improving the reporting of greenhouse gas emissions. We were also the first airline, and one of the first 84 signatories, to join the declaration of Corporate Social Responsibility and Human Rights, a declaration sponsored by the Ethos Institute and the Special Secretariat for Human Rights of the Presidency.  By signing, we announced our support of their goal to foster sustainability and social development in Brazil.

Qualification and Training

We focused on personnel development in 2009 and implemented many initiatives to reach our goal of becoming one of the best companies to work for in Brazil.  One initiative example was our evaluation and redesign of our human resources value proposition.  We hired Fundação Dom Cabral (one of Brazil’s best development consultancies) to conduct a culture mapping examination of us, and with the assistance of their diagnosis and our branding group,  we developed a new value proposition.  We use this proposition as a guideline for human resources strategy implementation.  The new value proposition reinforces our desire to stand out through the quality of our services and it reinforces one of our core values, a Passion to Serve.

We are particularly focused on the qualification and growth of our employees, which we believe constitute our chief operating asset.  Our management of our human capital, which represents a broad illustration of the wealth, complexity and diversity of Brazilian society, is a key part of our strategic planning.  Our training area, the Commander Rolim Amaro Service Academy, seeks to contribute to the development and qualification of our staff.  In 2009, approximately R$17 million was invested in qualification and training programs and our employees participated in over 150 thousand trainings.  Most of these training programs were live or given by electronic means (e‑learning) – available via the internet or intranet.  Examples of training programs offered during 2009 include foreign language programs designed to reinforce English to our crew and airport employees and finance and accounting classes designed to improve general accounting knowledge in our company.

Much of our training in 2009 was designed to prepare TAM to join the Star Alliance, and to fulfill management needs concerning information technology tools that are designed to improve performance.  International trade and finance are two areas that had major system upgrades supported by our training initiatives.

In 2008, together with Fundação Dom Cabral, we more clearly defined our management duties.  The first four levels of our management were then evaluated based upon those defined duties.  Taking into consideration individual performance, we established a succession plan for our three senior levels, ensuring continuity in the management of our business in the event of unexpected changes.  In 2009, we trained our supervisors by focusing on these defined management duties.  These trainings are designed to prepare our supervisors for performance evaluations that will continue throughout 2010.  The defined duties help bridge performance gaps and prepare our supervisors for succession opportunities in the future.

Compensation and Benefits

•                     Profit Sharing and Results

The profit sharing amounts distributed in 2009 were 34% lower than the amounts distributed in 2008.  Employees profit sharing is calculated based on the achievement of two performance indicators.  One is a financial indicator, the EBIT (Earnings Before Interest and Taxes) and the other measures the satisfaction index of our passengers through a methodology called the Net Promotor Score (NPS).  The NPS was introduced in 2008 to improve services in each and every point of contact with our clients.

The calculation of any such profit sharing is usually carried out at the end of the year, at which time the value could be measured by us in the most reliable manner.  In 2009, we did not achieve our EBIT target, though profit sharing was still distributed because the NPS target was attained.

•                     Private Pension Obligations

We have defined contribution plans, for which contributions are transferred to public or private pension plans on a mandatory, contractual or voluntary basis.  To the extent that contributions are made, we have no obligation relating to any additional payments.  Regular contributions comprise the net periodic expenses for the period in which any such contributions are due and are included in administrative expenses.

•                     Stock Option Plan

We offer stock options plans to employees, officers and directors, based on our shares, pursuant to which we receive services in exchange for stock options.  The fair value of the stock options granted is recognized as an expense, during the period in which the right is vested (period during which the specific terms and conditions for vesting of rights should be complied with).  As of the balance sheet date, we review the estimates relating to the number of options which rights should be vested based on the terms and conditions.  We recognize the impact of the review of the original estimates, if any, in the statement of income, recorded against the shareholders' equity on future basis.

At December 31, 2009 we had 24,282 employees, compared to 24,389 employees at December 31, 2008 and 20,469 employees at December 31, 2007.  Our personnel expenses in 2009 totaled R$1,985 million compared to R$1,782 million in 2008.  The following table shows the number of employees at December 31, 2009, 2008 and 2007 for the operations and locations indicated:

	December 31, 2009	December 31, 2008	December 31, 2007
TAM Linhas Aéreas
Assistants, secretaries and dispatchers	10,125	10,762	9,056
Analysts and assistants	2,825	2,779	2,499
Supervisors/coordinators	676	844	715
Chairman, vice chairmen, directors and managers	230	320	302
Mechanics, electricians and technicians	1,705	1,858	1,522
Attendants	4,785	5,025	3,755
Captains and co‑pilots	1,977	2,043	1,665
Interns	66	74	60
Total	23,563	23,705	19,574

	December 31, 2009	December 31, 2008	December 31, 2007
TAM Viagens
Assistants/receptionists/secretaries/interns	37	33	42
Analysts/assistants/secretaries	80	66	46
Attendants, promoters/issuers/sales reps	143	109	83
Attorneys/coordinators/leaders/supervisors	28	21	17
Directors/managers/advisors	15	13	15
Total	303	242	203
TAM Mercosur
Paraguay	442	413	516
Chile	0	0	65
Argentina	0	0	31
Uruguay	0	0	32
Bolivia	40	28	44
São Paulo	0	1	4
Total	482	442	692
Grand Total	24,348	24,389	20,469

At the end of 2009, we had 24,282 employees, of which 22,626 were in Brazil and 1,656 were abroad.  We also had 66 trainees and 652 outsourced employees.  In 2008, we recorded a 0.4% staff decrease compared to an 18% increase in 2007.

Our staff largely consists of young men and women, where 45% are between the ages of 18 and 29, 37% are between 30 and 39 years and 18% are above 40 years.

Internal Social Indicators

TAM's internal social indicators provides an overview of the volume of resources allocated to the employees, in addition to the fixed compensation.  This group includes items, such as the total value invested in food, private pension, health, occupational safety and medicine, education, training and qualification of employees.

E.  Share Ownership

The following table sets forth the class, number and percentage of shares held by our directors at the date of this Annual Report:

	Number of Common Shares Held	Number of Preferred Shares Held
Maria Cláudia Oliveira Amaro	1	104,100
Maurício Rolim Amaro	1	104,100
Noemy Almeida Oliveira Amaro	1	208,200
Alexandre Gonçalves Silva	—	1
André Santos Esteves	1	—
Emilio Romano	—	1
Marco Antonio Bologna	1	—
Waldemar Verdi Júnior	1	—

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table shows the shareholdings of each shareholder holding 5% or more of our common or preferred shares and of the members of our board of directors as of June 18, 2010, being the most recent practicable date.

	Shares Beneficially Owned
Common Shareholders	Number	Percent
TAM — Empreendimentos e Participações S.A.(1)	44,804,238	89.26%
Agropecuária Nova Fronteira Ltda.(2)	79,516	0.16%
Maria Cláudia Oliveira Amaro	1	0.00%
Maurício Rolim Amaro	1	0.00%
Noemy Almeida Oliveira Amaro	1	0.00%
André Santos Esteves	1	0.00%
Emilio Romano	1	0.00%
Marco Antonio Bologna	1	0.00%
Waldemar Verdi Júnior	1	0.00%
Amaro & Aviation Participações S.A	5,295,149	10.55%
Other	16,140	0.03%
Total	50,195,049	100.00%

	Shares Beneficially Owned
Preferred Shareholders	Number	Percent
TAM — Empreendimentos e Participações S.A.(1)	24,768,755	24.67%
Maria Cláudia Oliveira Amaro	104,100	0.10%
Maurício Rolim Amaro	104,100	0.10%
Noemy Almeida Oliveira Amaro	208,200	0.21%
Alexandre Gonçalves Silva	1	0.00%
Treasury shares	241,224	0.24%
Minority Shareholders:
T.Rowe	7,846,430	7.82%
Other	67,106,691	66.85%
Total	100,390,098	100.00%

(1)       TAM – Empreendimentos e Participações S.A., is owned by the Amaro family and has its principal offices at Rua Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil.  Noemy Almeida Oliveiro Amaro whose business address is at Rua Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro whose business address is at Rua Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil; Maurcio Rolim Amaro whose business address is at Rua Monsenhor Antonio Pepe, São Paulo, SP, Brazil; and João Francisco Amaro whose business address is at Rua Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil own all of the shares in the company and exercise all of the voting rights and investment power.

(2)       Agropecuária Nova Fronteira Ltda.  is owned by the Amaro family and has it principal offices at Fazenda Jaguarundy, Rodovia BR 463‑KM 109, Ponta Porá, Mato Grosso do Sul, Brazil.  Noemy Almeida Oliveiro Amaro whose business address is at Rua Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro whose business address is at Rua Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil; and Maurcio Rolim Amaro whose business address is at Rua Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil; own all of the quotes in the company and exercise all of the voting rights and investment power.

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

License For Use of Trademark

TAM Marília owned the "TAM" trademark from its incorporation until September 2004 when TAM Marília underwent a spin‑off which resulted in the creation of TAM Milor.  TAM's trademark (and other trademarks related thereto) were transferred to TAM Milor.  Both TAM Marília and TAM Milor are companies controlled by the Amaro Family.  Until March 10, 2005, the relationship we, and our subsidiaries, TAM Viagens and TAM Mercosur, had with TAM Milor did not provide for any compensation for our use of TAM trademark and was subject to revision at any time.  In order to protect the use of TAM's trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the "TAM" trademark in exchange for a monthly compensation or royalty payment.  The terms of this agreement provide that it may be terminated in the event (i) of bankruptcy, judicial composition with creditors or winding‑up of either party, (ii) one party fails to comply with any of its obligations and fails to remedy such non‑compliance within 15 days of receiving notice of such non‑compliance, or (iii) we and/or our subsidiaries, TAM Viagens and TAM Mercosur, utilize TAM's trademark in a manner other than that set forth in the agreement.  The current expense we, and our subsidiaries, TAM Viagens and TAM Mercosur, record on an annual basis for the use of the trademark is R$16.7 million, compared to R$15.4 million in 2008.  This amount is adjusted annually by reference to the IGP‑M inflation index.  This agreement is effective until December 9, 2011, following which, provided that TAM Linhas Aéreas' concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period.  The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are currently in the process of review and registration, respectively, with the INPI.  The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.

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

Service Agreement — TAM Marília

In September 2002, we entered into a service agreement with TAM Marília for the sharing of our general management activities, relating mainly to human resources, purchasing and procurement, marketing and information technology systems.  Pursuant to the terms of this service agreement, we received payments from TAM Marília in the amounts of R$65 thousand in the year ended December 31, 2009, R$130 thousand in the year ended December 31, 2008 and R$820 thousand in the year ended December 31, 2007.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located near Congonhas airport in São Paulo for a period of 10 years.  TLA paid R$16 million up front to TAM Marília and is entitled to use the facilities and the infrastructure of the hangar.  TLA provides the same cargo services as those it previously provided in the cargo terminal.  The fee was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities.  The amount recognized in our income statement for the year ended December 31, 2009 totaled R$2 million, the same amount as for the year ended December 31, 2008.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See "Item 3.  Key Information — A.  Selected Financial Data" and "Item 18.  Financial Statements."

Legal Proceedings

We are involved in various judicial and administrative proceedings arising from the normal course of our businesses.  We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.  The table below sets forth the total estimated value of amounts claimed, provisions for contingencies and court deposits at December 31, 2009 and December 31, 2008:

	Total Estimated Amount Claimed December 31, 2009	Total Estimated Amount Claimed December 31, 2008	Provision for Contingencies December 31, 2009	Provision for Contingencies December 31, 2008	Court Deposits December 31, 2009	Court Deposits December 31, 2008
	(R$ thousands)
Tax proceedings	1,699,434	2,439,142	690,774	945,027	77,189	59,901
Labor proceedings	256,306	221,703	18,675	24,181	21,848	15,758
Civil proceedings	99,295	71,351	67,380	63,520	11,218	9,267
Total.	2,055,035	2,732,196	776,829	1,032,728	110,256	84,926

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

Proceedings filed against us

Civil proceedings

We are party to approximately 11,000 civil proceedings arising from the normal course of our business and the total amount claimed in these proceedings as at December 31, 2009 was estimated at R$99.2 million, compared to R$71.3 million at December 31, 2008.  The vast majority of these proceedings involve minor cases relating to customer relations.  The more significant actions relate to civil liability and disputes resulting from cancellation of agreements to provide services and commercial representation.  At December 31, 2009, we had established provisions to address the potential liability from the civil proceedings classified with "probable risk" in the total amount of R$67.4 million (compared to R$63.5 million at December 31, 2008).

Damage claims relating to accidents

TAM Linhas Aéreas is party to 10 actions filed by relatives of victims of the accident that occurred in October 1996 involving one of our Fokker 100 aircraft which crashed during departure, in addition to 49 actions filed by residents of the region of the accident's location, who are claiming pain and suffering.  Unibanco Seguros S.A. is party to all of these actions because any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in our insurance policy with them.  We believe that the cap of U.S.$400 million in that insurance policy is sufficient to cover any penalties and judicial or extrajudicial agreements arising as a result of this matter.

The insurance coverage related to the risks and liabilities from the accident that occurred in July 2007 with an Airbus A320 aircraft has, as of December 31, 2009, been sufficient, with settlements being made directly between the insurance company and the victims' families.  As of December 31, 2009, approximately 192 settlements had been made and others were under negotiation with the insurance company.  Our management believes that the insurance coverage is adequate and that we did not incur any expenses that were not contemplated by the scope of the insurance policy that would result in TAM's obligation to pay.

Tax proceedings

We are party to various administrative proceedings or court actions in which we are claiming non‑application of a specific tax or reimbursement of taxes paid improperly, or in which we are contesting the charging of specific taxes resulting from the normal course of our business; the total amount claimed in these proceedings as at December 31, 2009 was estimated at R$1,699 million (compared to R$2,439 million at December 31, 2008).  We cannot guarantee that we will succeed in obtaining these tax credits or securing a favorable outcome in respect of the application of those taxes.  At December 31, 2009, we had established provisions totaling R$690 million for tax proceedings involving probable loss to us, including those listed below.  In respect of certain proceedings, we have made court deposits, while in respect of others we have court protection that allows us to dispute the cases without need for partial payments or judicial deposits.  In the event there is a difference between the amounts we have paid and deposited and the timing of payments required to satisfy the obligation recorded, we have the ability to fund any difference using cash from our operations and to the extent necessary, we are prepared to liquidate our financial investments to pay any such obligation.

PIS and COFINS

We challenged the constitutionality of the change in the tax basis of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law No. 9,718/98.  On November 9, 2005, the Supreme Court of Justice ruled that the change in the tax basis of the PIS was unconstitutional.  During 2006, we were successful in obtaining one favorable ruling which enabled us to partially reverse a provision of R$46 million that we had established.  In November 2009, Brazil established the Fiscal Recovery Program (REFIS) to refund amounts previously required to be paid under Law No. 9,718/98.  TAM Linhas Aéreas has applied to REFIS to settle its outstanding tax debt relating to Law No. 9,718/98.

Tariff surplus

We have filed a court injunction aimed at suspending payment of the tariff supplement, which is collected monthly at the rate of 1.0% of our domestic revenues.  Currently, the case is awaiting a ruling on the appeal filed by the Brazilian government against the judgment handed down on the injunction that we filed, which suspended application of the taxes.  The approximate value of that proceeding at December 31, 2009 was R$515 million.  In the opinion of our legal advisors, the chance of loss in this proceeding is considered probable.  On the basis that payment of this tariff is supported by both Presidential Decree and ANAC Administrative Decree, our management established a provision of R$515 million in relation to this.

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

Airline worker fund

We have filed an ordinary action with a request for an injunctive relief for non‑payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline's payroll.  Payment of the tax credit is suspended by virtue of the injunctive relief in our favor.  Currently, the proceeding is in the expert witness phase.  In 2004, the INSS issued an assessment notice in order to toll the Statute of Limitations of the social security credit as a result of non‑payment of the Airline Workers Fund.  The administrative proceeding has been suspended until completion of the judicial process.  The approximate adjusted value of this proceeding at December 31, 2009 was R$135 million.  In the opinion of our legal advisors, the chance of loss in respect of this proceeding is considered probable.  On the basis that payment of this tax is required by law, our management established a provision in accordance in the amount of R$135 million until the final judicial outcome of the matter.

Labor actions

At December 31, 2009 we were party to 1,406 labor claims filed by our employees, former employees or service providers arising from the normal course of our business (compared to 1,307 labor claims at December 31, 2008).  We do not believe that such claims (individually or collectively) will have a material adverse effect on our results of operations in the event of unfavorable rulings.  Of those 1,406 labor claims, 917 are against TAM Linhas Aéreas, and 489 are against service providers or sales representatives and TAM Linhas Aéreas.  In the case of the individual labor claims, the principal disputes refer to demands for the payment of hazard supplements, overtime and make‑up work, as well as requests for the payment of wage differentials in specific cases involving crew members.  We are party to seven class actions, one by Panama's union of tourism companies and the remaining six by the national airline workers' union.  The total assessed value of those actions was approximately R$256 thousand at December 31, 2009, and according to our legal advisors, R$6 thousand correspond to claims with a remote chance of loss, R$231 thousand correspond to claims with a possible chance of loss, and R$19 thousand correspond to claims with a probable chance of loss.  We have established provisions totaling R$19 thousand at December 31, 2009 in respect of all of these claims.  For specific actions we have made court deposits totaling R$22 thousand to address labor claims.  The provision is based on our management's estimate as to likely losses we might incur as a result of the various labor claims filed by current or former employees.  We believe the provisioned amount is sufficient as to cover probable losses, estimated as applicable, in the event that the rulings are unfavorable to us.

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

Additional airport tariffs — ATAERO

We also filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das Tarifas Aeroportuárias (Additional Airport Tariffs, or ATAERO), which are charged at a rate of 50% on the value of tariffs and airport tariffs.  The total amount involved, adjusted for inflation, at December 31, 2010 totaled R$777 million.

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

According to the Brazilian corporation law and our by‑laws, we must maintain a legal reserve to which we must allocate 5% of our profit for each year until we reach 20% of the paid‑up capital.  We are not required to allocate any amount to the legal reserve in any year in which that reserve, when added to the others, is equal to or greater than 30% of our total capital.  Accumulated losses, if any, can be offset by the legal reserve.  If not utilized for these purposes, the legal reserve can only be utilized for a capital increase.  The legal reserve is subject to approval of the shareholders at a regular shareholders' meeting, and can be transferred to the capital, but it is not available for the payment of dividends in subsequent years.  Our net‑profit calculations and allocations to reserves for any year are determined based on the non-consolidated (parent company) annual financial statements prepared in accordance with Brazilian GAAP.

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

Our dividend policy

We did not distribute dividends or interest on capital to our shareholders between 1997 and 2004 because we had accumulated losses for those years.  Our board of directors declared a dividend payment of R$137,268,869.54 in respect of the year ended December 31, 2006, which was approved by our shareholders on April 27, 2007.  Our directors declared a dividend payment of R$72,093,006.90 in respect of the year ended December 31, 2007, which was approved by our shareholders on April 30, 2008.  Our board of directors declared that no dividends or interest on share capital would be distributed to our shareholders with respect to 2008 because we recorded a net loss in 2008.  Our board of directors declared a dividend payment in the gross amount of R$236,722 in respect of the year ended December 31, 2009, which was approved by our shareholders on April 30, 2010.

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

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs.  As of December 31, 2009, the ADSs represented approximately 41.6% of our preferred shares and 27.7% of our current global public float, compared to 40.0% and 26.7%, respectively, as of December 31, 2008.

The following tables set forth the reported high and low closing sales prices for our ADSs on the NYSE for the periods indicated.

	U.S.$ per ADS
Quarter	Low	Average(1)	High
First quarter 2009	5.50	7.19	10.18
Second quarter 2009	5.63	8.57	11.03
Third quarter 2009	10.09	12.78	14.19
Fourth quarter 2009	12.85	17.10	22.46
First quarter 2010	15.80	19.12	24.85

(1)       Calculated as the average of closing prices for the period.

	U.S.$ per ADS
Month	Low	Average(1)	High
December 2009	17.99	20.56	22.46
January 2010	18.24	22.05	24.85
February 2010	17.16	18.53	19.52
March 2010	15.80	17.19	18.87
April 2010	16.73	17.81	18.94
May 2010	12.86	18.64	17.11

(1)       Calculated as the average of closing prices for the period.

The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA for the periods indicated.

	R$ per Preferred Share(1)
Year	Low	Average(2)	High
2005	15.75	27.31	47.50
2006	40.15	57.15	75.00
2007	39.64	54.42	68.71
2008	13.70	31.42	42.00
2009	12.70	21.89	39.20

(1)       These figures have not been adjusted to reflect the share split agreed on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)       Calculated as the average of closing prices for the period.

	R$ per Preferred Share(1)
Quarter	Low	Average(2)	High
First quarter 2007	51.16	63.13	70.80
Second quarter 2007	50.42	57.85	66.93
Third quarter 2007	39.64	50.39	65.50
Fourth quarter 2007	40.81	47.93	52.35
First quarter 2008	29.66	36.22	42.00
Second quarter 2008	29.52	34.49	40.30
Third quarter 2008	24.25	32.95	40.53
Fourth quarter 2008	13.70	22.09	37.65
First quarter 2009	12.70	16.66	22.63
Second quarter 2009	12.87	17.65	21.25
Third quarter 2009	20.20	23.81	26.15
Fourth quarter 2009	23.00	29.44	39.20

(1)       These figures have not been adjusted to reflect the share split agreed on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)       Calculated as the average of closing prices for the period.

	R$ per Preferred Share
Month	Low	Average(1)	High
December 2008	16.00	19.57	21.70
January 2009	17.25	19.13	22.63
February 2009	15.74	16.19	16.58
March 2009	12.70	14.69	15.51
April 2009	12.87	15.30	17.59
May 2009	15.50	18.16	20.21
June 2009	17.45	19.41	21.25
July 2009	20.20	22.67	25.20
August 2009	23.00	24.68	26.15
September 2009	23.00	24.15	25.50
October 2009	23.00	24.98	27.50
November 2009	25.35	28.14	29.94
December 2009	30.40	35.36	39.20
January 2010	34.47	39.17	42.99
February 2010	31.15	33.98	36.10
March 2010	28.40	30.74	33.95
April 2010	29.45	31.39	33.30
May 2010	23.75	26.89	30.91

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

Airbus Purchase Contracts

In 1998, we entered into a purchase agreement with Airbus S.A.S. for the purchase of 38 A319-100 and A320-200 aircraft, plus 5 options to lease these aircraft.  The last aircraft under this purchase agreement was delivered in February 2008.

In 2005, we entered into a purchase agreement with Airbus S.A.S. for the purchase of 10 A350-900 aircraft.  We later renegotiated this agreement and agreed to lease 22 A350, plus 10 options to lease these aircraft.  The A350 aircraft under this lease are scheduled to start being delivered in 2013.

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

Sabre Contract

In October 2003, we entered into a general services agreement with Sabre Travel International Limited, pursuant to which we were granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup.  This agreement was supposed to remain in force for ten years, unless early cancelled by either party.  In March 2009, we announced that we would exercise our right to early terminate the agreement as of March 2010.

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

There is at present no income tax treaty between Brazil and the United States.  In recent years, the tax authorities of the two countries held discussions that did not, but may eventually, culminate in such a treaty.  No assurance can be given as to whether or when such a treaty might enter into force or how it would affect the United States holders of our preferred shares.

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

Until December 31, 2007 financial transfers were taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38%.  The CPMF was levied upon the remittance of proceeds on the amount converted in reais of the transaction and was required to be withheld by the financial institution that carries out the transaction.  Currently, the funds transferred from a bank account to acquire shares on the Brazilian stock exchange are exempt from CPMF.  In addition, Provisional Measure 281 of February 15, 2006 provided that the CPMF rate assessable on an acquisition of shares in a non-organized over-the-counter transaction was to be reduced to zero (provided that such acquisition relates to a public offering of shares made by a publicly-traded company).  However, since January 1, 2008, CPMF was no longer in force, as the Brazilian Senate did not approve the Constitutional Amendment that would extend the term of CPMF collection.  Therefore, CPMF should not be levied on any debit to bank accounts carried out after such date.

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

Information reporting and backup withholding

Information returns may be filed with the Internal Revenue Service in connection with distributions on our ADSs or preferred shares and the proceeds from their sale, exchange or redemption unless you establish that you are exempt from the information reporting rules.  If you do not establish this, you may be subject to backup withholding on these payments if you fail to provide your taxpayer identification number or comply with certain certification procedures.  The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent legislation has introduced new reporting requirements for certain U.S. Holders.  The penalty for failing to comply with these, or existing, reporting requirements can be significant.  You should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of their ownership or disposition of ADSs or preferred shares in light of your particular circumstances.

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

As of December 31, 2009, our variable‑rate debt totaled in the aggregate approximately R$5,167 million (consisting of debentures in the outstanding principal amount of R$1,100 million and other variable‑rate debt and leasing contracts in the total aggregate amount of R$4,067 million).  A hypothetical 100 basis point increase in market interest rates at December 31, 2009 would have increased our annual variable‑rate interest expense by approximately R$52 million.

Exchange rate risk

A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars.  To manage exchange rate risk, we may enter into derivatives contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real against the U.S. dollar.  While renegotiated some of our existing contracts in the first quarter of 2009, one of our counterparties required a deposit denominated in U.S. dollars as collateral.  Regulations in Brazil do not permit us to make deposits in foreign currencies, so we entered into a non-deliverable forward to provide the deposit.  We were required to provide additional collateral for this non-deliverable forward.

At December 31, 2009, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar, assuming all other variables (such as LIBOR and outstanding value) remained constant, net finance results for the year would have been R$510 million higher/lower, mainly as a result of exchange gains/losses (in respect of U.S. dollar‑denominated financial assets (valued at fair value), borrowings, finance leases and derivatives instruments).  Management does not consider our exposure to foreign currencies other than the U.S. dollar to be significant to our financial position and results of operations.

Risks relating to variations in the price of oil

Our results of operation are affected by changes in the price of oil.  We have entered into oil derivatives contract in order to hedge ourselves against this risk.  Our policy is to enter into oil derivatives contracts to hedge our projected fuel consumption.  In 2006, we began to enter into arrangements intended to hedge a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24‑month period.  Due to new market and macroeconomic conditions, we decided to modify this policy.  We now plan to hedge our fuel requirements over rolling 24-month periods with between 20% and 60% of our future fuel requirements hedged over the first 12 months, and 10% to 60% hedged over the second 12 months.

At December 31, 2009, we were party to outstanding oil derivatives contracts corresponding to approximately 3.6 million barrels of oil.  In 2009, we recorded liability of R$221 million in respect of these contracts.

We enter into derivatives contracts only with counterparties rated at least A‑ (A3) by S&P, Moody's or Fitch.  The fair values of our oil derivatives contracts according to the credit rating of the counterparties at December 31, 2009 are:

Fair value of derivatives
AAA	(86,088)
AA+, AA or AA‑	(105,056)
A+, A or A‑	(29,817)
(220,961)

In Brazil, the price of jet kerosene is determined by a state‑controlled oil company, Petrobras, and is based on international jet fuel prices.  We attempt to hedge against the volatility of kerosene prices through oil derivatives based on crude oil (West Texas Intermediate or "WTI").  WTI is highly correlated with our average Jet Fuel Price and is arguably the most actively traded commodity.

A hypothetical 10% increase/decrease in the price of WTI of US$79.40 million at December 31, 2009 would lead to an increase/decrease of approximately R$45 million in the fair value of our WTI derivatives.  This assumes that the inherent components, interest rates and the exchange rates with respect to the contracts remain constant and that the 10% variation in WTI price is uniform along the future curve of WTI.  We calculate the fair value of our oil derivatives contracts individually using specific models for each contract, which include simple discounted cash flow models, Monte‑Carlo's simulation models and other analytical models.

Such a 10% increase/decrease would also directly influence our financial results.  In terms of cash flow, for the year 2010, such changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs.  To calculate the impact on our cash flows, we estimate our average Jet Kerosene price as a function of WTI prices (through a simple linear regression analysis of prices over periodic 24‑month periods).  Assuming a base monthly consumption of 1.1 million barrels of fuel and an average strike price of US$115 per barrel of fuel under our derivatives contracts, a 10% increase/decrease in the price of WTI would increase/decrease our jet fuel expenses by R$395 million (including the relevant effects of settlements on our derivatives contracts).

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.  American Depositary Shares

In the United States, our preferred shares trade in the form of ADSs.  Each ADS represents an ownership interest in one preferred share, which we have deposited with the custodian, as agent of the depositary, JPMorgan Chase Bank, N.A.

               Direct and indirect fees and charges paid to the depositary

               The following table summarizes the fees and expenses payable by holders of our ADSs:

Depositary action	Associated fees paid by our ADS holders
Issuing ADSs, including issuances resulting from a stock dividend, stock split, merger, exchange, or other similar transaction	U.S.$5.00 for every 100 ADSs
Cancelling ADSs for the purpose of withdrawal or surrender	U.S.$5.00 for every 100 ADSs
Cash distributions to an ADS holder pursuant to the terms of the deposit agreement between TAM and the depositary	U.S.0.02 for each ADS
Transferring ADSs	U.S.$1.50 for each ADS
Distributing or selling preferred shares to holders of preferred shares which are distributed by the depositary to ADS holders	U.S$5.00 for every 100 ADSs
Depositary services (not chargeable more than once a year)	U.S.$0.02 for each ADS
Delivering preferred shares in connection with the depositary's, or the depositary's custodian's, compliance with applicable law, rule or regulation	Expenses of the depositary
Transferring and registering preferred shares	Expenses of the depositary, including taxes, other governmental charges and registration fees
Cable, telex and facsimile transmissions	Expenses of the depositary
Converting foreign currencies into U.S. dollars	Expenses of the depositary
Servicing the ADSs or preferred shares	Expenses of the depositary

               Reimbursement of fees and direct and indirect payments paid by the depositary

In 2009, we received approximately R$260 thousand from the depositary for NYSE listing fees, SEC filing fees, investor relation support services, primarily being our access to the Thomson Reuters service and conference call facilities, distribution of certain press releases and travel expenses for non-deal roadshows and investor conferences.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with the participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a 15(e), as of the year ended December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2009, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

Management's Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management's annual report on internal control over financial reporting is included in this annual report on page F-2 and the opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-3.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.” Based on this assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting did not operate effectively because there were two material weaknesses in our internal controls:

(i)            our controls related to the classification of leases of aircraft and flight equipment and their initial recognition were not designed with a level of detail or the level of information necessary to ensure that leases are properly classified and initially recognized in accordance with the requirements of IAS 17, and our controls related to the subsequent accounting for aircraft and flight equipment under finance leases did not specifically control our accounting entries related to changes in fair value of leased assets during each reporting period and their appropriate recognition, either in our stockholders' equity or our net income, and the computation of depreciation for the period; and

(ii)          we lacked sufficient controls to compile and prepare our financial statements and related disclosures, as required by IFRS, within the required timeframe and at a level of detail commensurate with the complexity of our business and transactions, including timely reviews of our financial statements and related disclosures with an appropriate level of detail.

These control deficiencies could result in a misstatement of our aircraft and flight equipment accounts or misstatements in our financial statements and related disclosures. Such misstatements could result in a material misstatement of our annual financial statements that may not be prevented or detected in a timely manner.

Notwithstanding management's assessment that our disclosure controls and procedures were not effective and that there were material weaknesses as identified above, we believe that our financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Remediation Plan for Material Weakness

In order to remedy the material weakness related to classifying and accounting for aircraft and flight equipment leases, we are reviewing, designing and redesigning, as appropriate, our controls and risk matrixes to: (i) include further detail and increase the level of information required to perform a classification, reducing the risk of an error in the classification of leases in accordance with IAS 17, and (ii) create specific controls over accounting entries related to changes in fair value of leased assets, the recognition of those changes and the computation of any depreciation.

In order to remedy the material weakness related to our lack of sufficient controls to compile and prepare our financial statements and related disclosures, as required by IFRS, within the required timeframe and at a level of detail commensurate with the complexity of our business and transactions, (i) we designed and restructured our accounting closing procedures to enhance the quality of our accounting process, particularly by increasing the amount of time our accounting staff will have available to analyze and review our financials statements, (ii) we shall be redesigning our existing procedures with respect to the review of our financial statements to require more detailed reviews and to provide each reviewer with a specific area of focus for the review, (iii) hired additional senior accounting officers with appropriate expertise creating additional levels of review and increasing focus on the analysis of our financial statements, rather than the preparation of our financial statements, and (iv) we are developing an IFRS training program to increase the number of our accounting employees with knowledge of international accounting rules, permitting additional accounting staff to perform appropriate reviews in the timeline required to release our financial statements.

Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2009.

ITEM 15T.  CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert serving on our audit committee because we believe that our audit committee members perform, as a whole, the functions of an "audit committee financial expert" within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.  For a discussion of the role of our audit committee, see "Item 6.  Directors, Senior Management and Employees C. Board Practices — Audit Committee."

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
	(R$ millions)
Audit Fees	5.4	5.8	3.7
Audit‑Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	0.2	—	—
Total	5.6	5.8	3.7

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

Audit‑Related Fees

No audit‑related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2009, 2008 and 2007.

Tax Fees

No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2009, 2008 and 2007.

All Other Fees

In 2009, we paid PricewaterhouseCoopers Auditores Independentes R$198 thousand pursuant to a contract where PricewaterhouseCoopers Auditores Independentes performed security tests on web applications B2C and B2B, with the purpose of identifying security vulnerabilities on those applications. No other fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2008 and 2007.

Pre‑Approval Policies and Procedures

Our audit committee approves all audit, audit‑related services, tax services and other services provided by PricewaterhouseCoopers Auditores Independentes.  Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre‑approved by the audit committee in advance of any engagement.  Pursuant to Rule 2‑01 of Regulation S‑X, audit committees are permitted to approve certain fees for audit‑related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  Our management periodically reports to our audit committee the nature and scope of audit and non‑audit services rendered by our independent auditors.  In 2009, 2008 and 2007, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

2.2

Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre‑effective amendment to our Registration Statement on Form F‑4, File No. 333‑131938.

2.3	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A.
2.4

Shareholders' Agreement entered into by certain key shareholders of TAM S.A., dated August 27, 2007, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2008 on Form 20-F, filed June 30, 2009, File. No. 333-131938.

2.5	First Amendment to the Shareholders' Agreement entered into by certain key shareholders of TAM S.A., dated June 17, 2009.
4.1

A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM‑Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre‑effective amendment to our Registration Statement on Form F‑1, filed March 2, 2006, File No. 333‑131938.

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

8.1	List of subsidiaries.
12.1	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer of TAM S.A.
12.2	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer of TAM S.A.
12.3	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.
12.4	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.
12.5	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer of TAM Capital Inc.
12.6	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer of TAM Capital Inc.
13.1	Section 1350 Certification of Chief Executive Officer of TAM S.A.
13.2	Section 1350 Certification of Chief Financial Officer of TAM S.A.
13.3	Section 1350 Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.
13.4	Section 1350 Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.
13.5	Section 1350 Certification of Chief Executive Officer of TAM Capital Inc.
13.6	Section 1350 Certification of Chief Financial Officer of TAM Capital Inc.
15.1	Consent of Engeval Engenharia de Avaliações Ltda.
15.2	Consent of PricewaterhouseCoopers Auditores Independentes.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

TAM S.A.

By: /s/ Marco Antonio Bologna
Name:  Marco Antonio Bologna
Title:  Chief Executive Officer
Date:  June 30, 2010

By:  /s/ Líbano Miranda Barroso
Name:  Líbano Miranda Barroso
Title:  Chief Financial Officer
Date:  June 30, 2010

TAM LINHAS AÉREAS S.A.

By:  /s/ Líbano Miranda Barroso
Name:  Líbano Miranda Barroso
Title:  Chief Executive Officer
Date:  June 30, 2010

By:  /s/ Ricardo Froes Alves Ferreira
Name:  Ricardo Froes Alves Ferreira
Title:  Chief Financial Officer
Date:  June 30, 2010

TAM CAPITAL INC.

By:  /s/ Líbano Miranda Barroso
Name:  Líbano Miranda Barroso
Title:  Chief Executive Officer
Date:  June 30, 2010

By:  /s/ Líbano Miranda Barroso
Name:  Líbano Miranda Barroso
Title:  Chief Financial Officer
Date:  June 30, 2010

TAM S.A.

Consolidated Financial Statements

at December 31, 2009, 2008 and 2007 and

Report of independent auditors

Management's Report on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of TAM S.A.

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

TAM's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, TAM's management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was not effective because material weaknesses existed.  A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The material weaknesses are related to the process of preparing financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") from the base accounting records of the Company, maintained in accordance with accounting practices adopted in Brazil, and were: (i) our controls related to the classification of leases of aircraft and flight equipment leases and over their initial recognition were not designed with a level of detail or the level of information necessary to ensure that leases are properly classified and initially recognized in accordance with the requirements of IAS 17, and our controls related to the subsequent accounting for aircraft and flight equipment under finance leases did not specifically control  our accounting entries related to changes in fair value of leased assets during each reporting period and their appropriate recognition, either in stockholders’ equity or net income, and the computation of depreciation for the period, and (ii) we lacked sufficient controls to compile and prepare our financial statements and related disclosures, as required by IFRS, within the required timeframe and at a level of detail commensurate with the complexity of our business and transactions, including  timely reviews of our financial statements and related disclosures with an appropriate level of detail.  These control deficiencies could result in a misstatement of our aircraft and flight equipment accounts or misstatements in our financial statements and related disclosures.  Such misstatements could result in a material misstatement of our annual financial statements that may not be prevented or detected in a timely manner.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, June 30, 2010

By: /s/ Marco Antonio Bologna
Chief Executive Officer, TAM S.A.

By: /s/ Líbano Miranda Barroso
Chief Financial Officer, TAM S.A.

Report of the Independent Registered Public
Accounting Firm to the Stockholders of TAM S.A.

To the Board of Directors and Stockholders of TAM S.A.

 In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated cash flow statements, consolidated statements of changes in equity, consolidated statements of comprehensive income (loss) present fairly, in all material respects, the financial position of TAM S.A. and its subsidiaries at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) because material weaknesses in internal control over financial reporting related to the process of preparing financial statements in accordance with IFRS as issued by the IASB from the base accounting records of the Company maintained in accordance with accounting practices adopted in Brazil existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying “Management's Report on Internal Control over Financial Reporting”. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for those financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial Reporting” as set out on page F-2.

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

São Paulo, Brazil, June 29, 2010

/s/PricewaterhouseCoopers Auditores Independentes
PricewaterhouseCoopers
Auditores Independentes

TAM S.A.

Consolidated Statements of Financial Position

In thousands of reais, unless otherwise indicated

Assets	Note	December 31, 2009	December 31, 2008	January 01, 2008	Liabilities	Note	December 31, 2009	December 31, 2008	January 01, 2008
			(Restated)	(Restated)				(Restated)	(Restated)
Current assets					Current liabilities

Cash and cash equivalents	5	1,075,172	671,785	466,538	Suppliers		430,982	486,095	426,856
Financial assets at fair value through profit and loss	6	1,011,022	1,242,271	2,140,339	Financial liabilities	15	1,244,685	910,153	1,197,986
Trade accounts receivable	7	1,121,979	1,157,239	937,928	Salaries and social charges		307,607	317,951	236,707
Inventories	8	195,092	169,422	100,185	Deferred income	16	1,698,321	1,105,719	1,049,514
Non-current assets held for sale			62,134	62,286	Taxes, charges and contributions		179,662	246,337	129,135
Taxes recoverable		99,268	120,712	87,017	Proposed interest on own capital and dividends		233,985	599	32,052
Derivative financial instruments				62,967	Derivative financial instruments	17	235,727	1,021,928
Prepaid expenses		148,910	149,281	195,886	Other current liabilities	18	123,696	149,091	130,765
Other receivables		142,971	97,944	74,104

		3,794,414	3,670,788	4,127,250			4,454,665	4,237,873	3,203,015
Non-current assets					Non-current liabilities

Restricted cash		79,370			Financial liabilities	15	5,924,737	7,178,873	3,908,700
Deposits in guarantee	10	59,520	116,135	161,488	Derivative financial instruments	17	6,288	107,057
Deferred income tax and social contribution	11	621,788	306,969	4,770	Deferred income	16	100,169	369,210	357,769
Prepaid aircraft maintenance	12	408,628	383,593	119,633	Provisions for contingencies	19	666,573	947,800	769,696
Other receivables		28,549	157,904	104,709	Refinanced taxes payable under Fiscal Recovery Program	20	319,671
Property, plant and equipment including aircraft pre-delivery payments	13	6,910,496	9,663,452	5,781,076	Other non-current liabilities	18	173,948	282,993	185,277
Intangible assets	14	241,701	152,092	34,248
							7,191,386	8,885,933	5,221,442

		8,350,052	10,780,145	6,205,924
					Total liabilities		11,646,051	13,123,806	8,424,457

					Equity
					Capital and reserves attributable to equity holders of TAM S.A.
					Share capital	21	675,497	675,497	675,497
					Revaluation reserve	22	116,504	1,146,829	284,465
					Other reserves	23	131,583	92,092	885,383
					Retained earnings /(Accumulated deficit)		(428,577)	(591,525)	60,743
							495,007	1,322,893	1,906,088
					Non-controlling interest		3,408	4,234	2,629

					Total equity		498,415	1,327,127	1,908,717

Total assets		12,144,466	14,450,933	10,333,174	Total liabilities and equity		12,144,466	14,450,933	10,333,174

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.

Consolidated Income Statements

Years Ended December 31

In thousands of reais, unless otherwise indicated

	Note	2009	2008	2007
			(Restated)	(Restated)

Revenue	24	9,765,506	10,513,044	8,018,819

Operating expenses	25	(9,595,826)	(9,954,107)	(7,698,478)

Operating profit before movements in fair value of fuel derivatives and revaluation of aircraft		169,680	558,937	320,341

Movements in fair value of fuel derivatives		316,852	(1,273,461)	130,410
Gains/(losses) on revaluation of aircraft recognized in the income statement	13 4	(1,207,608)	242,370	(224,701)

Operating (loss)/profit		(721,076)	(472,154)	226,050

Finance income	27	2,412,686	1,410,361	1,006,868
Finance costs	27	(1,041,414)	(3,006,220)	(755,198)

Profit/(Loss) before income tax and social contribution		650,196	(2,068,013)	477,720

Income tax and social contribution	28	(212,781)	634,243	(145,941)

Profit/(Loss) for the year (all continuing operations)		437,415	(1,433,770)	331,779

Attributable to
Non-controlling interest		1,681	868	177
Equity holders of TAM		435,734	(1,434,638)	331,602

Earnings/(loss) per share (common and preferred) – in R$
Basic	29	2.90	(9.54)	2.20
Diluted	29	2.90	(9.54)	2.19

TAM S.A.

Consolidated Statements of Comprehensive Income (Loss)

Years Ended December 31

In thousands of reais, unless otherwise indicated

	Note	2009	2008	2007
			(Restated)	(Restated)

Revaluation of property, plant and equipment, net of tax	22	(1,017,255)	885,921	(17,370)
Currency translation gains/(losses), no tax effect		(20,104)	13,152	(3,537)

Net income/(expense) recognized directly in equity, net of tax		(1,037,359)	899,073	(20,907)

Profit/(Loss) for the year (all continuing operations)		437,415	(1,433,770)	331,779

Total comprehensive income/(Loss)		(599,944)	(534,697)	310,872

Attributable to
Non-controlling interest		1,681	868	177
Equity holders of TAM		(601,625)	(535,565)	310,695

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.

Consolidated Statement of Changes in Equity

Years Ended December 31

In thousands of reais, unless otherwise indicated

	Share capital	Revaluation Reserve (Note 22)	Other reserves (Note 23)	Retained earnings (Accumulated deficit)	Total	Non-controlling interest	Total

At January 01, 2007	675,000	326,035	615,041		1,616,076	2,744	1,618,820

Total comprehensive income (loss) for the year, net of tax year, net of tax (as originally presented)		27,713	(3,537)	258,392	282,568	177	282,745
Total comprehensive income (loss) for the year, net of tax year, net of tax (correction of prior period error)		(45,083)		73,210	28,127		28,127
Total comprehensive income (loss) for the year, net of tax year, net of tax (Restated)		(17,370)	(3,537)	331,602	310,695	177	310,872
Revaluation reserve depreciation of aircraft (as originally presented)		(24,200)		36,667	12,467		12,467
Revaluation reserve depreciation of aircraft (correction of prior period error)				(12,467)	(12,467)		(12,467)
Revaluation reserve depreciation of aircraft (Restated)		(24,200)		24,200
Other movements						(292)	(292)
Transactions with owners:
Capital increase through issuance of shares	497				497		497
Stock option plan			11,230		11,230		11,230
Movement in treasury shares			(882)		(882)		(882)
Dividends (note 30)				(31,528)	(31,528)		(31,528)
Appropriation of net income			263,531	(263,531)
Subtotal transactions with owners	497		273,879	(295,059)	(20,683)		(20,683)

At December 31, 2007 (Restated)	675,497	284,465	885,383	60,743	1,906,088	2,629	1,908,717

Total comprehensive income (loss) for the year, net of tax year, net of tax (as originally presented)		938,474	13,152	(1,392,463)	(440,837)	868	(439,969)
Total comprehensive income (loss) for the year, net of tax year, net of tax (correction of prior period error)		(52,553)		(42,175)	(94,728)		(94,728)
Total comprehensive income (loss) for the year, net of tax year, net of tax (Restated)		885,921	13,152	(1,434,638)	(535,565)	868	(534,697)
Revaluation reserve depreciation of aircraft (as originally presented)		(23,557)		35,693	12,136		12,136
Revaluation reserve depreciation of aircraft (correction of prior period error)				(12,136)	(12,136)		(12,136)
Revaluation reserve depreciation of aircraft (Restated)		(23,557)		23,557
Other movements						737	737
Transactions with owners:
Stock option plan - credit			16,512		16,512		16,512
Options exercised			(9,336)		(9,336)		(9,336)
Movement in treasury shares			(11,370)	(2,899)	(14,269)		(14,269)
Dividends (note 30)				(40,537)	(40,537)		(40,537)
Appropriation of net income			(802,249)	802,249
Subtotal transactions with owners			(806,443)	758,813	(47,630)		(47,630)

At December 31, 2008 (Restated)	675,497	1,146,829	92,092	(591,525)	1,322,893	4,234	1,327,127

Total comprehensive income (loss) for the year, net of tax		(1,017,255)	(20,104)	435,734	(601,625)	1,681	(599,944)
Revaluation reserve depreciation of aircraft		(13,070)		13,070
Other movements						(2,507)	(2,507)
Transactions with owners:
Stock option plan			11,409		11,409		11,409
Unvested options forfeited			(948)		(948)		(948)
Interest on own capital (note 30)				(24,998)	(24,998)		(24,998)
Dividends (note 30)				(211,724)	(211,724)		(211,724)
Transfer to Legal reserve (note 23.2)			49,134	(49,134)
Subtotal transactions with owners			59,595	(285,856)	(226,261)		(226,261)

At December 31, 2009	675,497	116,504	131,583	(428,577)	495,007	3,408	498,415

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.

Consolidated Cash Flow Statements

Years Ended December 31, 2009 and 2008

In thousands of reais, unless otherwise indicated

	Note	2009	2008	2007

Cash generated from operating activities	31	587,165	1,904,477	724,760
Tax paid		(83,429)	(58,443)	(65,528)
Interest paid		(312,633)	(303,525)	(286,559)

Net cash generated from operating activities		191,103	1,542,509	372,673

Cash flows from investing activities
Investments in restricted cash		(79,370)
Proceeds from sale property, plant and equipment (PPE)		35,869	8,204	4,558
Purchases of property, plant and equipment (PPE)		(334,896)	(637,483)	(311,852)
Purchases of intangible assets		(135,296)	(133,469)	(37,071)
Deposits in guarantee
Reimbursement		60,697	106,292	21,011
Deposits made		(27,922)	(30,503)	(65,383)
Pre delivery payments
Reimbursement			261,302	401,977
Payments			(217,688)	(451,456)

Net cash (used in) investing activities		(480,918)	(643,345)	(438,216)

Cash flows from financing activities
Proceeds from issuance of common shares				497
Purchase of treasury shares			(14,269)
Dividends paid to the Company's stockholders			(72,065)	(137,629)
Short and long-term borrowings
Issuance		236,581	208,692	638,105
Repayment		(70,714)	(471,390)	(591,857)
Capital element of finance leases		(567,649)	(340,092)	(263,664)
Debentures
Issuance		592,686
Repayment			(4,793)	(19,957)
Issuance of senior notes		502,298		607,080

Net cash (used in) from financing activities		693,202	(693,917)	232,575

Net increase in cash and cash equivalents		403,387	205,247	167,032

Cash and cash equivalents at beginning of year		671,785	466,538	299,506

Cash and cash equivalents at end of year		1,075,172	671,785	466,538

Supplementary information on cash flows:

Non cash investing and financing activities – acquisition of aircrafts under finance lease		181,201	2,360,295	1,325,685

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

1             General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and 94.98% of Transportes Aéreos del Mercosur S.A. ("Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

In July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BOVESPA and the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc. (“TAM Capital”), TAM Capital Inc. 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and  TAM Financial Services 2 Limited (“TAM Financial 2”), all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

The Company also controls TP Participações Ltda. (“TP Participações”) which on July 20, 2009, changed its name to TP Franchising Ltda. and modified its corporate purpose to the development of franchises. This company has not recorded any transaction since October 23, 2004, when it was established.

On October 28, 2009 the Company acquired all the shares of QXSPE S.A., a dormant company without any activity and it modified its corporate name to Multiplus S.A. (“Multiplus”), whose corporate purpose is to carry out of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 05, 2010 (note 35 (a)).

On December 19, 2009 the company signed an agreement for the acquisition of all the shares of Pantanal Linhas Aéreas S.A. for a total amount of R$ 13 million. The Company communicated the agreement to the Comissão de Valores Mobiliários (“CVM”) and to others regulatory authorities (note 35 (b)). The acquisition was authorized by ANAC in March 18, 2010.

These consolidated financial statements, of TAM and its subsidiaries, were approved by the Board of Executive Officers (Diretoria) on March 30, 2010.

2             Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented.

2.1          Basis of preparation

The consolidated financial statements of TAM have been prepared and are being presented in accordance with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

The financial statements are prepared under the historical cost convention unless otherwise indicated, for example in respect of revaluation of flight equipment and measurement of financial instruments at fair value.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

TAM also prepares financial statements in accordance with accounting practices adopted in Brazil (BRGAAP) on an unconsolidated parent-company basis and also on a consolidated basis. A reconciliation of assets, liabilities, revenue, net income (loss) and equity between BR GAAP and IFRS is included in note 34.

The financial statements are presented in thousands of Brazilian reais, except where indicated otherwise.

2.2          Consolidation

All the entities in which the Company has investments are subsidiaries of the Company. Subsidiaries are all entities (including special purpose entities) over which TAM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether TAM controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to TAM. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between the companies are eliminated. Unrealized losses are also eliminated but are considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TAM.

(a)           Companies included in the consolidated financial statements

			Ownership and voting power %
	Reporting date	Ownership	2009	2008	2007

TLA	12.31.2009	Direct	100.00	100.00	100.00
Fidelidade (i)	12.31.2009	Indirect	99.99	99.99	99.99
TAM Capital (i)	12.31.2009	Indirect	100.00	100.00	100.00
TAM Capital 2 (i) (see note15.2 (ii))	12.31.2009	Indirect	100.00
TAM Financial 1 (i)	12.31.2009	Indirect	100.00	100.00	100.00
TAM Financial 2 (i)	12.31.2009	Indirect	100.00	100.00	100.00
TP Franchising	12.31.2009	Direct	100.00	99.99	99.99
Fundo Spitfire II (exclusive investment fund) (ii)	12.31.2009	Indirect	100.00	100.00	100.00
Mercosur	11.30.2009	Direct	94.98	94.98	94.98
Multiplus S.A.	12.31.2009	Direct	100.00

(i)   TAM's investments are held indirectly through TLA.

(ii)  TAM's investment is held 30% directly and 70% through TLA.

(b)           Transactions and non-controlling interests

TAM applies a policy of treating transactions with non-controlling interests as transactions with parties external to TAM. Non-controlling interests represent the portion of profit or loss and of net assets in subsidiaries that are not held by TAM and are presented separately within equity in the consolidated statement of financial position.

2.3          Foreign currency translation

(a)           Functional and presentation currency

Items included in the financial statements of each of TAM's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Brazilian reais ("Real"), which is also the Company's functional currency.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(b)           Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Assets and liabilities balances are translated at the exchange rate on the statement of financial position date. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies are taken to income.

(c)           Translation

In preparing the consolidated financial statements, the income statement, the cash flow statement and all other movements in assets and liabilities of the subsidiary Mercosur (the only subsidiary that has a functional currency different than the Brazilian reais) are translated at annual average rates of exchange, which are considered a good approximation to the exchange rates prevailing on the dates of the underlying transaction. The statement of financial position is translated at year-end rates of exchange.

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in stockholders' equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Cumulative exchange differences arising are reported as a separate component of equity within other reserves. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognized in the income statement as part of the profit or loss on disposal.

2.4          Cash and cash equivalents

Cash and cash equivalents presented in the cash flow statement include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.5         Restricted cash

Restricted cash represents pledged deposits with the purpose of guaranteeing some of Company’s derivatives and long-term financings.

2.6          Financial assets

TAM classifies its financial assets in the following categories: at fair value through profit or loss (including derivative financial instruments) and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

(b)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are valued at amortized cost, and are included in current assets, except for those with maturities greater than 12 months after the statement of financial position date. These are classified as non-current assets. TAM's loans and receivables comprise "Trade account receivables", “Other receivables” and “Cash and cash equivalents” in the statement of financial position, except for certain short term investments that meet the definition of assets at fair value through profit and loss.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

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

(d)           Measurement of financial assets

The fair values of quoted investments are based on current bid prices. For unlisted and for listed securities where the market for a financial asset is not active TAM establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

(e)         Impairment of financial assets

  At each statement of financial position date TAM assesses whether there is objective evidence that its financial assets are impaired.

2.7          Trade receivables

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

2.8          Inventories

Inventories, consisting mainly of spare parts and materials to be used in maintenance and repair activities, are stated at the average acquisition cost, or realizable value where lower, net of provisions to write down the value of obsolete items.

2.9          Non-current assets held for sale

Assets are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell, the assets are available for sale immediately, the assets are being actively marketed, and a sale has been or is expected to be concluded within twelve months of the statement of financial position date. Assets held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated. For the balance outstanding as of December 31, 2009 an impairment charge has been made for the full amount of non-current assets held for sale.

2.10        Intangible assets

(a)           Computer software and IT projects

Expenses related to software maintenance are recognized as expenses as they are incurred. Expenses directly related to

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

internally developed software and other IT projects include materials, costs incurred with software development companies and other direct costs. They are capitalized as intangible assets when they will probably generate economic benefits greater than their costs, considering their economic and technological viability. Computer software development costs recognized as assets are amortized on a straight-line basis over their estimated useful life, which does not usually exceed 5 years.

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

2.11        Property, plant and equipment including aircraft pre-delivery payments

(a)           Property, plant and equipment

Property, plant and equipment (PPE) is stated at either cost less depreciation or revalued amounts. Depending on the type of asset, and when it was acquired, cost either refers to historical purchase cost; deemed cost based on a revaluation performed under previous GAAP (which was BR GAAP); or historical purchase cost adjusted for the effects of hyperinflation during the years when Brazil's economy was considered to be hyperinflationary. Brazil was considered to be hyperinflationary for IFRS purposes until 1997.

Revaluations are performed periodically for flight equipment based on independent appraisers' reports. Increases in the carrying amount arising on revaluation of flight equipment are recognized in the Statement of Comprehensive Income (Loss), except where the increase reverses a decrease of the same asset previously recognized in the income statement. Decreases that offset previous increases of the same asset are recognized in the Statement of Comprehensive Income (Loss); all other decreases are recognized in the income statement.

Each year the difference between depreciation charged to income statement based on the revalued amount and depreciation based on the assets' original cost is transferred from the revaluation reserve to retained earnings (accumulated deficit)

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Years

Flight equipment – Aircraft (*)	25 - 30
Flight equipment – Engines	10
Overhaul	4 - 6
Buildings	25
Machinery and equipment	10
Computers	5

(*)Certain aircraft held under finance leases are being depreciated over the period of the respective lease contracts which vary between 6 and 8 years

Major overhaul expenditure, including replacement spares and labor costs, is capitalized and amortized over the average expected life between major overhauls (the "built-in overhaul method"). All other replacement spares and other costs relating to maintenance of flight equipment assets, including all amounts payable under "power by the hour" maintenance contracts, are charged to the income statement on consumption or as incurred respectively, as described below in Note 2.23.

Borrowing costs, including interest and applicable foreign exchange differences, associated with the acquisition of qualifying assets such as aircraft are capitalized as part of the cost of the asset to which they relate.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

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

(b)           Pre-delivery payments

Pre-delivery Payments (PDPs) paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized in the financial statement at the amount paid translated at the exchange rate ruling at the date of payment. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets are capitalized during the period which the aircraft are built.

In the event that a decision is taken that the aircraft will not be purchased by TAM, but rather it will be leased and it is agreed that the PDPs will be returned to TAM, then the related PDPs are reclassified to other receivables and are remeasured to the present value of the amount expected to be returned to TAM. This amount will, if it is denominated in a foreign currency, be translated at the exchange rate ruling at the reporting date, and any resulting difference recognized in the income statement.

(c)          Commercial leasing

Commercial leasing agreements of property, plant and equipment where the Company bears substantially all risks and benefits of ownership are classified as finance leases. Finance leases are recorded as if they were a financed purchase and, at the lease´s inception, a property, plant and equipment asset and a financing liability (leasing) are recognized. Property, plant and equipment purchased under finance leases are depreciated at the rates shown in Note 2.11.(a).

Commercial leasing agreements where a significant portion of ownership risks and benefits remains with the lessor are classified as operating leases. Payments made for operating leases (net of all incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

2.12       Impairment of non-current assets

Property, plant and equipment including aircraft pre-delivery payments and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, which is the higher of fair value less cost to sell and value in use. For impairment testing purposes, assets are grouped at the lowest level for which cash flows can be separately identified (cash generating units or "CGUs").

2.13        Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, due to the short term nature of most trade payables, they are usually recognized at the invoiced amount.

2.14        Borrowings

Borrowings are included within financial liabilities, and are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost, including charges and interest using the effective interest rate method, net of repayments made.

Borrowings are classified as current liabilities unless TAM has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Non-convertible debentures and senior bonds are recorded similarly to borrowings.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

2.15        Provisions

Provisions are recognized when TAM has a legal or constructive obligation as a result of past events a reliable estimate can be made and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using where appropriate a discount rate based on current market interest rates and that reflects the risks related to the liability. Provisions are presented net of the corresponding judicial deposits made.

2.16        Income tax and social contribution

Income tax and social contribution, current and deferred, are recognized in the statement of operations for the year, except when they are related to items recognized directly in stockholders' equity.

Deferred income tax and social contribution are calculated on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts.

The rates currently defined for the determination of income tax and social contribution, current and deferred, are 25% and 9%, respectively (Note 28).

Deferred tax assets are recognized to the extent that it is probable sufficient future taxable income will be available for offset against tax losses, considering projections of future income based on internal assumptions and future economic scenarios which may, therefore, suffer changes. The Company's management revises these projections annually.

2.17        Employee benefits

(i)       Share-based payment

TAM operates an equity-settled share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each statement of financial position date, TAM revises its estimates of the number of options that are expected to vest, recognizing the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When share options are satisfied by issuing treasury shares, the proceeds received from the exercise of options, net of any directly attributable transaction costs are credited to treasury shares; the difference between the book value of the treasury shares awarded to the employee and the exercise price is recognized in retained earnings.

(ii)      Pension plans

TAM only operates defined contribution plans. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

2.18        Deferred income

Deferred income comprises advances from ticket sales, gains on sale and leaseback transactions resulting in finance leases (see also Note 2.21 below) and revenue related to TAM Loyalty Program frequent flyer scheme (see Note 2.20 below).

Advances from ticket sales represent the liabilities connected with tickets sold in the last 12 months and not yet used. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

2.19        Share capital

Common shares and non-redeemable preferred shares are classified as stockholder's equity.

Where any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders' equity until the shares are cancelled or reissued.

2.20        Revenue

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

As mentioned in Note 1, beginning on January 1, 2010, the Company transferred the management of the loyalty program to its subsidiary Multiplus. As from January 1, 2010 points will be issued by Multiplus who will sell points to TAM in order to grant such points to its flying customers, as well as to commercial partners. TLA remains responsible for the redemption of points issued up to December 31, 2009.

Other operating revenues, represented by fees arising from alterations to flight reservations, sub-lease of aircraft, maintenance services provided to other airlines and other services, are recognized when the service is provided.

Interest income is recognized using the effective interest rate method, taking into account the principal outstanding and interest rates in effect up to maturity or the statement of financial position date.

2.21        Lease agreements

Leases are classified at inception. Leases of assets under which TAM has substantially all the risks and rewards of ownership are classified as finance leases. All other types of leases are classified as operating leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included within financial liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The long-term assets acquired under finance leases are depreciated over the shorter of the asset's useful life and the period for which the asset will be leased.

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

2.22        Dividends

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

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

2.23        Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The Company recognizes maintenance expenses for its engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided:

  For contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers, the costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as "time and materials" contracts.

  For contracts under which amounts are contractually payable to the maintenance provider based on hours flown, "power by the hour" contracts, a liability and a corresponding expense in the income statement are recognized as the hours are flown.

2.24        Segmental information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. Due to the essentially fixed cost base of TAM's operations, while the CODM reviews for all the periods presented revenue information at a number of levels, the CODM only assesses the performance of TAM’s group as a whole, and so TAM has determined that there is only one operating segment. However, the financial information provided to the CODM is BR GAAP  rather than IFRS. Reconciliations between the amounts presented under BR GAAP and IFRS are included in Note 34.

As a result of the transaction by which Multiplus shares were offered to the public in an initial public offering changes have been introduced in the internal organization and system of financial reporting to key management personnel effective January 2010 which will result in having two reportable segments as from January 2010: TAM and Multiplus.

2.25        Income statement presentation

On the face of the income statement the following amounts are separately presented:  movements in the fair value of fuel derivatives and revaluations of flight equipment. These items are shown separately as part of operating profit. These are material in terms of nature and amount, and are disclosed separately in order to help users of the financial statements better understand TAM's financial performance.

2.26        Recent accounting developments

(a)           The following interpretation, standards and amendments were adopted by TAM during the year ended December 31, 2009:

·       IFRIC 13 - “Customer loyalty programmes”. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is relevant to the group’s operations but TAM previously deferred revenue in a manner consistent with IFRIC 13, and as a result its adoption did not have any significant impact.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

·       IAS 1 (revised) – “Presentation of financial statements”. IAS 1 (revised) – “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income).TAM has elected to present two statements. Comparative information has been re-presented so that it is also in conformity with the revised standard. The change in accounting policy only impacts presentation aspects.

·       Amendment to IFRS 7 – “Financial instruments – Disclosures”. The amendment increases the level of required disclosure in respect of liquidity and valuation of financial instruments including disclosures of fair value measurements by level of a fair value hierarchy. The change in accounting policy only impacts presentation and disclosure aspects.

·       IAS 23 (amendment) – “Borrowing costs”. TAM capitalized borrowing costs under the previous version of IAS 23, and so there is no significant impact.

·       IAS 39 (amendment) – “Financial Instruments”. The amendment clarifies that pre-payment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract. The Company early adopted this amendment which is effective for periods beginning on or after January 1, 2010 and its application resulting in concluding that the pre-payment option contained in the Senior Notes issued during 2009 (See Note 15.(ii)) was considered clearly and closely related to the host debt contract.

(b)       The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning January 1, 2009 but are not currently relevant for the group:

·       IFRS 2 (amendment) – “Share-based payment”, provides guideline regarding non-vesting conditions and cancelations. The standard did not have any significant impact.

·         IAS 32 (amendment) – Financial instruments: “Presentation”.

·         IFRIC 15 – “Agreements for the construction of real estate”.

·         IFRIC 16 – “Hedges of a net investment in a foreign operation”.

·         As part of the improvement project carried out by the IASB amendments were made to certain standards that are not relevant to the Company.

(c)           TAM is currently assessing the impact of the following revised standards or interpretations that are not yet effective and have not been early adopted by TAM:

·         IFRS 3 (revised) - "Business combinations" (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. TAM will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

·         IAS 27 (revised) - "Consolidated and separate financial statements" (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses.

·         IAS 18 (amendment) – “Determining whether an entity is acting as a principal or as an agent”-  Additional complementary guidance included in the Appendix  of IAS 18 `Revenue' regarding the determination of whether is acting as principal or as agent.

·         IFRS 9 – “Financial instruments” (effective for periods beginning on or after January 1, 2013) – The standard specifies how an entity should classify and measure its financial assets. The standard requires all financial assets to be classified in the basis if the entity’s model for managing financial assets and the contractual cash flows characteristics of the assets. All financial assets will be initially measured at fair value and subsequently measured at amortized cost or fair value.

(d)        The following interpretations and amendments to existing standards have been published and are mandatory for TAM's accounting periods beginning on or after January 1, 2010 or later periods but are not relevant for TAM's operations or are not expected to have a significant impact on TAM's financial statements:

·       IFRIC 9 (amendment), effective for periods beginning on or after July 1, 2009 and clarifies that it does not apply to possible reassessment at the date of acquisition of contracts acquired in a business combination.

·         ‘Prepayments of a minimum funding requirement’ (Amendments to IFRIC 14), issued in November 2009. The amendments correct an unintended consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented.

·       IFRIC 17 – “Distributions of non-cash assets to owners”, effective for annual periods beginning on or after July 1, 2009. This is not currently applicable to the group, as it has not made any non-cash distributions.

·         IFRIC 18 – “Transfers of assets from customers”, effective for transfers of assets received on or after July 1, 2009. This is not currently relevant to the group, as it has not received any assets from customers.

·         IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’. This clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after 1 July 2010. Earlier application is permitted.

·         IAS 17 – “Classification of land leases and buildings” effective for periods beginning on or after January 1, 2010. Elimination of the related specific guidance with the respect to classification of land leases to eliminate the inconsistency with the general guidance on classification of leases. Consequently, the land leases must be classified as financial or operational with basis in the general principles of IAS 17.

·         Revised IAS 24, 'Related party disclosures' issued in November 2009. It supersedes IAS 24, 'Related party disclosures' issued in 2003. The revised IAS 24 is required to be applied from 1 January 2011. Earlier application, in whole or in part, is permitted.

·         ‘Classification of rights issues’ (Amendment to IAS 32), issued in October 2009. For rights issues offered for a fixed amount of foreign currency, current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all the entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

the exercise price is denominated. The amendment should be applied for annual periods beginning on or after 1 February 2010. Earlier application is permitted.

·         IAS 38 “Measuring the fair value of an intangible asset acquired in a business combination” effective for periods beginning on or after January 1, 2010. Clarifies the description of valuation techniques commonly used when measuring fair value of intangible assets.

·           IAS 39 – Several amendments have been made effective for periods beginning on or after January 1, 2010 related to loan pre-payment penalties, scope exceptions and hedge accounting.

·         As part of the improvement project carried out by the IASB amendments were made to certain standards that are not relevant to the Company.

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

3.1          Revenue recognition

Revenue in respect to TAM Loyalty Program - frequent flyer program - is deferred based on the estimated fair value of the points awarded to passengers. The fair value is determined based on a weighted average of the value of points sold to commercial partners, and the value of free tickets awarded to passengers. Revenue deferral also depends on the number of points estimated to be forfeited when they expire after two years, and this is based on historical forfeiture rates. In 2009 the Company adopted formally IFRIC 13 and its adoption did not generate impacts on the Company's financial statements.

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

3.3          Contingencies

TAM is currently involved in various judicial and administrative proceedings, as described in Note 19. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses. The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. TAM believes that these contingencies are properly recognized in the financial statements.

3.4          Financial instruments used to mitigate the risks of variations in jet fuel prices

TAM records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices. Sensitivity to movements in the price of oil is discussed in Note 9.

TAM does not apply hedge accounting to its derivatives. If TAM were to apply hedge accounting, it would affect the timing of recognition of gains and losses in the income statement, but would not affect the underlying economic effects of the derivative contracts.

3.5          Carrying value of flight equipment

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

TAM's flight equipment is included in the financial statements at fair value based on valuations. The valuations are based on observable market prices. The revaluations are described further in Note 13.

The carrying value is further affected by the aircraft and engines’ estimated useful economic lives, which is based on expected usage and current technology and environmental regulations.

4             Change in the presentation of the statement of financial position and adjustments to the prior period financial statements

4.1               Changes in the presentation of the statement of financial position

In connection with the implementation of IAS 1 (Revised) TAM has reviewed the order and format in which items are presented in the statement of financial position using a presentation similar to that  used in its financial statements for statutory and regulatory purposes in order to facilitate understanding by the readers. The statements of financial position for December 31, 2008 and 2007 presented as comparatives have been reclassified following the current format. The reclassifications did not affect the totals of current and non-currents assets and current and non-current liabilities.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

The following table presents the reclassifications made in the statements of financial position as of:

	December 31, 2008				January 01, 2008
Assets	As originally presented	Reclassification		As reclassified before adjustment in Note 4.2	As originally presented	Reclassification		As reclassified before adjustment in Note 4.2
Current
Cash and cash equivalents	671,785			671,785	466,538			466,538
Financial assets at fair value through profit and loss	1,242,271			1,242,271	2,140,339			2,140,339
Trade accounts receivable	1,404,464	(247,225)		1,157,239	1,207,919	(269,991)		937,928
Inventories	169,422			169,422	100,185			100,185
Non-current assets held for sale	62,134			62,134	62,286			62,286
Taxes recoverable	120,712			120,712	87,017			87,017
Derivative financial instruments					62,967			62,967
Prepaid expenses		149,281		149,281		195,887		195,887
Other current assets		97,944		97,944		74,104		74,104

Non-current
Financial assets at fair value through profit and loss
Deposits in guarantee		116,135		116,135		161,488		161,488
Deferred income tax and social contribution	259,984			259,984	12,835			12,835
Prepaid for aircraft maintenance		432,839		432,839		119,633		119,633
Other receivables	706,878	(548,974)		157,904	385,830	(281,121)		104,709
Property, plant and equipment	9,326,171	426,224	(1)	9,752,395	4,733,054	1,024,297	(1)	5,757,351
Pre-delivery payments	426,224	(426,224)	(1)		1,024,297	(1,024,297)	(1)
Intangible assets	152,092			152,092	34,248			34,248

Liabilities and
Current
Suppliers	967,553	(481,458)		486,095	804,670	(377,814)		426,856
Financial liabilities	910,153			910,153	1,197,986			1,197,986
Salaries and social charges		317,951		317,951		236,708		236,708
Deferred income	1,105,719			1,105,719	1,049,514			1,049,514
Taxes, charges and contributions		246,337		246,337		129,135		129,135
Income tax and social contribution Payable	83,439	(83,439)			20,081	(20,081)
Proposed interests on own capital and dividends		599		599		32,052		32,052
Derivative financial instruments	1,021,928			1,021,928
Other current liabilities	149,091			149,091	130,765			130,675

Non-current
Financial liabilities	7,178,873			7,178,873	3,908,700			3,908,700
Derivative financial instruments	107,057			107,057
Obligations under finance leases	369,210			369,210	357,769			357,769
Deferred income	947,800			947,800	769,696			769,696
Refinanced taxes payable under Fiscal Recovery Program
Other non-current liabilities	282,993			282,993	185,277			185,277

(1) - Pre-delivery payments are pre-payments for purchase of aircrafts as further described in Note 2.11.(b). In order to use the same presentation used in the financial statements for statutory and regulatory purposes they are currently presented within property, plant and equipment in the statement of financial position and separately presented in the breakdown of property, plant and equipment in Note 13".

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

4.2               Adjustments to the prior period financial statements

During the process of preparing the financial statements for the year ended December 31, 2009 certain errors were identified in the previously issued financial statements for the years ended December 31, 2008. The adjustment to prior periods did not affect the opening statement of financial positions as of January 1, 2007.

The errors were related to:

·                      Property, plant and equipment –  The criteria used to determine the revalued amount of 2 aircrafts added during 2007  and the period of depreciation of such aircrafts as well as an error in the carrying amount derecognized and profit/loss on disposal for certain aircrafts that were disposed of during 2007. The effect of the adjustment resulted in 2007 in an increase of property, plant and equipment of R$ 23,725, a decrease in operating expenses of R$ 92,033 and a decrease in other comprehensive income (revaluation for the year) of R$ 68,308 and the corresponding deferred tax effects in the statement of income of R$ 8,065 and in other comprehensive income of R$ 23,225. The effect of the adjustment resulted in 2008 in a decrease of property, plant and equipment of R$ 88,943, a increase in operating expenses of R$ 33,043 and a decrease in comprehensive income (revaluation for the year) of R$ 79,625 and the corresponding tax effects in the statement of income of R$ 11,235 and in other comprehensive income of R$ 27,073.

·                     Transfer between revaluation reserve to retained earnings – Having released in 2007 and 2008 the deferred tax liability on revalued amounts corresponding to the depreciation for the year through other comprehensive income and not through net income. The effect of the adjustment resulted in recognizing a gain under income tax and social contribution in the income statement of R$ 12,467 in 2007 and R$ 12,136 in 2008.

·                     Prepaid  aircraft maintenance – Having maintained as prepaid aircraft maintenance as of December 31, 2008 amounts related to an aircraft that had already been returned to the lessor. The effect of the adjustment resulted in recognizing a reduction in prepaid aircraft maintenance of R$ 49,246 and an increase in operating expenses of R$ 49,246 and the corresponding deferred income tax effect of R$ 16,744.

The effect of the adjustments as of and for the years ended December 31, 2008 and 2007 is presented below:

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

	December 31, 2008			January 01, 2008
	As reclassified as per Note 4.1	Correction of prior period error	As restated	As reclassified as per Note 4.1	Correction of prior period error	As restated
Effects on statement of financial position

Prepaid aircraft maintenance	432,839	(49,246)	383,593	n/a	n/a	n/a
Property, plant and equipment	9,752,395	(88,943)	9,663,452	5,757,351	23,725	5,781,076
Deferred income tax and social contribution asset	259,984	46,985	306,969	12,835	(8,065)	4,770
Total	10,445,218	(91,204)	10,354,014	5,770,186	15,660	5,785,846

Revaluation reserve	1,244,465	(97,636)	1,146,829	329,548	(45,083)	284,465
Retained earnings (Accumulated deficit)	(597,957)	6,432	(591,525)	-	60,743	60,743
Total	646,508	(91,204)	555,304	329,548	15,660	345,208

	Year ended December 31, 2008			Year ended December 31, 2007
	As originally presented	Correction of prior period error	As restated	As originally presented	Correction of prior period error	As restated
Effects on income statement

Operating expenses	(9,885,065)	(69,042)	(9,954,107)	(7,790,511)	92,033	(7,698,478)
Gains/(losses) on revaluation of aircraft recognized in the income statement	255,617	(13,247)	242,370
Profit/(Loss) before income tax and social contribution	(1,985,724)	(82,289)	(2,068,013)	385,687	92,033	477,720
Income tax and social contribution	594,129	40,114	634,243	(127,118)	(18,823)	(145,941)
Profit/(Loss) for the year (all continuing operations)	(1,391,595)	(42,175)	(1,433,770)	258,569	73,210	331,779
Earnings per share - Basic	(9.26)	(0.28)	(9.54)	1.72	0.48	2.20
Earnings per share - Diluted	(9.26)	(0.28)	(9.54)	1.70	0.49	2.19

Effects on statement of comprehensive income (loss)

Revaluation of property, plant and equipment, net of tax	938,474	(52,553)	885,921	27,713	(45,083)	(17,370)
Profit/(Loss) for the year	(1,391,595)	(42,175)	(1,433,770)	258,569	73,210	331,779
Total comprehensive income (loss)	(439,969)	(94,728)	(534,697)	282,745	28,127	310,872

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

5             Cash and cash equivalents

	December 31, 2009	December 31, 2008	January 01, 2008

Cash and bank accounts	123,387	105,251	134,873
Short-term deposits	951,785	566,534	331,665

Total	1,075,172	671,785	466,538

At December, 2009 and 2008 no amounts have been used as part of overdraft facilities.

6            Financial assets at fair value through profit and loss

	December 31, 2009	December 31, 2008	January 01, 2008
In local currency
Exclusive investment fund
Brazilian government securities	740,209	683,779	1,229,723
Corporate securities	93,234	222,990	173,026
Others	32	1,246	40,570
Austrian government note		84,124	79,082
Bank deposit certificates – CDB	46,696	11,164

	880,171	1,003,303	1,522,401
In foreign currency
Dual currency bonds		221,518	617,938
Other bank deposits	130,851	17,450

	130,851	238,968	617,938

Total	1,011,022	1,242,271	2,140,339

All financial investments are measured at their fair value through profit and loss and held for trading purposes.

Management of marketable securities in the domestic market is primarily performed via exclusive investment funds. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. The average return on these funds was 10.04% for the year ended December 31, 2009 (December 31, 2008 - 11.33% and January 01, 2008 - 11.77%).

Investments in international markets essentially are comprised by time deposits, notes and overnight transactions with first tier banks with which the Company maintains business relationships. At December 31, 2009 the annual return contracted on these investments was 0.37% (December 31, 2008 - (4.89)% and January 01, 2008 - 11.82%).

7       Trade accounts receivable

Trade accounts receivable are classified as loans and receivables and measured at amortized cost. Their carrying value approximates to their fair value.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(a)    Breakdown of balances

			December 31, 2009		December 31, 2008		January 01, 2008
	Domestic	International (*)	Total	%	Total	%	Total	%
					(Restated)		(Restated)
Credit cards	708,436	59,145	767,581	63.8	701,013	56.9	575,039	58.2
Travel agents	182,724	42,866	225,590	18.8	273,939	22.2	239,747	24.3
Partners – TAM Loyalty Program	51,742		51,742	4.3	59,507	4.8	23,421	2.4
On current account	44,373	1,643	46,016	3.8	39,687	3.2	36,561	3.7
Cargo	3,628	57,570	61,198	5.1	79,973	6.5	52,810	5.3
Post dated checks	19,525		19,525	1.6	33,389	2.7	14,968	1.5
Others	28,478	2,258	30,736	2.6	44,407	3.7	45,622	4.6

Total	1,038,906	163,482	1,202,388	100.0	1,231,915	100.0	988,168	100.0

Provision for impairment	(64,131)	(16,278)	(80,409)		(74,676)		(50,240)

Total	974,775	147,204	1,121,979		1,157,239		937,928

(*) At December 31, 2009 includes R$ 57,638 (December 31, 2008 – R$ 42,487 and January 01, 2008 – R$ 20,875) denominated in US Dollars, R$ 81,473 denominated in Euros (December 31, 2008 – R$ 40,344 and January 01, 2008 – R$ 48,818), and the remaining balance is composed of various currencies.

(b)       Aging list – Receivables by due date

   Breakdown
	December 31, 2009%		December 31, 2008%		January 01, 2008%

Not yet due	1,063,035	88.4	1,119,068	90.8	892,581	90.3
Overdue
Up to 60 days	29,493	2.5	20,651	1.7	20,663	2.1
From 61 to 90 days	5,740	0.5	3,796	0.3	11,582	1.2
From 91 to 180 days	10,321	0.9	2,482	0.2	7,056	0.7
From 181 to 360 days	12,093	1.0	27,572	2.2	10,332	1.0
Over 360 days	81,706	6.8	58,346	4.7	45,954	4.7

	1,202,388	100.0	1,231,915	100.0	988,168	100.0

(c)     Provision for impairment of trade receivables

	December 31, 2009	December 31, 2008	January 01, 2008

Balance at the beginning of the period	74,676	50,240	38,387

Charge for the period	10,398	25,047	12,399
Amounts reversed	(4,665)	(611)	(546)

Balance at the end of the period	80,409	74,676	50,240

The additions and recovery of accrued receivables were included in "Cost of services rendered" in the statement of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

8            Inventories

(a)      Balance breakdown

	December 31, 2009	December 31, 2008	January 01, 2008

Spare parts and materials for repairs and maintenance	175,155	149,062	94,966
Other inventories	19,937	20,360	5,219

Total	195,092	169,422	100,185

“Other inventories” is mainly composed of uniforms, stationery and catering items.

9           Financial risk management

9.1        Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk  is monitored by the Risk Committee that is, responsible for, among other assignments:

·         Decide on the increase in the hedge percentage levels, based on TAM strategic issues, and monitor the comparison between budgeted, TAM and market scenarios;

·         Manage and monitor the risk exposure;

·         Monitor the compliance with the hedge policy;

·         Decide on the market risk exposure level;

·         Establish financial limits for all institutions authorized to carry out hedge transactions;

·          Monitor the performance of hedge transactions.

The Treasury Department is responsible for, among other activities, planning and implementing the decisions of the Risk Committee, monitoring the compliance of the hedge transactions with the market parameters, and informing the Risk Committee about any deviations from the Policy.

Derivatives are used in line with TAM's policies, considering liquidity, expected impact on TAM's results and cash flows and cost/benefit analysis of each position taken. Control over the use of derivatives includes ensuring that the derivatives contracted are in line with market rates. This is verified by an independent party acting at the engagement of management of TAM. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

(a)   Market risks

TAM is exposed to market risks from its normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices. Such variations can negatively affect its cash flow and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose to reduce the risks derived from variations in these factors. Policies and procedures had been implemented to evaluate these risks and to monitor the transactions with derivatives. The policy establishes minimum and maximum levels of protection, and requires that counterparties have investment grade credit rating as condition for entering into the transactions.

(i)    Risks relating to variations in the price of jet fuel

       (i.1) General policy

One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented 28.6% of operating costs for the period ended December 31, 2009 (December 31, 2008 – 39.5% and January 01, 2008 – 32.9%).

The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. TAM’s policy is to enter into derivative transactions covering up to 80% of the projected fuel consumption for the following years and, at most, 30% of the consumption projected for the next three months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

(i.2) Characteristics of the derivatives instruments used

In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with TAM’s average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded fuel commodity, led TAM to elect WTI as the main underlying for its fuel hedging program. In December 31, 2009 all financial instruments entered into are “over the counter”. Due to the restructuring of the maturity of certain of its derivatives, which took place in the first quarter of 2009, TAM has agreed to deposit a portion of the fair value of some of those restructured derivatives as collateral. Financial instruments posted as collateral are included in the statement of financial position under “Financial assets at fair value through profit and loss” and its carrying amount is R$ 96 million at December 31, 2009 (2008 and 2007- none). R$  79 million of the total balance is shown as restricted cash and not as financial assets at fair value through profit or loss.

All the counterparties are rated as “low risk of credit” for the main credit-rating agencies (Standard & Poors, Fitch e Moody’s).

As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset by changes in the fair value of derivatives; similarly decreases in kerosene prices will have a net benefit to TAM.

(i.3)      Restructuring of derivatives during 2009

In January 2009, the Company, along with its key counterparties, started a restructuring of its hedge transactions whose market value was a liability of R$ 1,128,985 at December 31, 2008, due to the dramatic drop in the barrel of oil. The restructuring basically spread the maturity dates over a longer period, extending the life of the derivatives but, generally, maintaining all other terms (mainly residual value and strike price). With this action, the Company aimed at two main goals: first, to postpone cash payments, which were concentrated in the first half of 2009 second, to settle most of the transactions in a period when prices are expected to be less volatile.

The coverage profile, which was concentrated in the first half of 2009, was as a result more evenly distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the 12 months following December 31, 2009, the coverage accounts for 23% of the anticipated consumption. The average strike for transactions currently outstanding maturing in the same period is US$ 115 per barrel. Approximately 82% of the volume in WTI barrels outstanding as of the end of the year 2009 corresponds to transactions that had been restructured. The restructuring represented a reduction of around US$ 117 million (unaudited) of expected disbursements through December 31, 2009.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

Derivative financial instruments used as hedge of changes in jet fuel prices have been accounted for at fair value with unrealized gains and losses recognized in the income statement. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value. Consequently, the impacts of the restructuring of the derivatives have been recognized in income. The Company is assessing the possibility of applying hedge accounting for new derivatives to be entered into in future periods.

      (i.4) Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next twelve months after each date and the average strike price for the transactions outstanding as of each of those dates:

	December 31, 2009	December 31, 2008	January 01, 2008
% of coverage as of each date for the anticipated consumption for the next 12 months	23%	47%	27%
Average strike price for derivatives outstanding as of each date	US$115/bbl	US$104/bbl	US$112/bbl
Market price of WTI as of each date in US$/bbl	US$79/bbl	US$45/bbl	US$95/bbl

At the time the majority of the WTI derivatives were entered into, the expected price of WTI was between US$ 120-150 per barrel.

The following tables present both the notional amount and fair value of outstanding derivatives as of each date broken-down by maturity:

	2008	2009	2010	2011	Total

At January 01, 2008
Notional amount – Thousands of barrels	5,500				5,500
Fair value – R$	62,155				62,155

At December 31, 2008
Notional amount – Thousands of barrels		7,200	800		8,000
Fair value – R$		(1,021,928)	(107,057)		(1,128,985)

At December 31, 2009
Notional amount – Thousands of barrels			3,429	145	3,574
Fair value – R$			(214,673)	(6,288)	(220,961)

TAM only contract derivatives with counterparties which have an investment grade rating issued by S&P, Moody's or Fitch. The distribution of the fair values as of December 31, 2009 by credit rating of the counterparties is:

December 31, 2009 Fair value of derivatives

AAA*	(86,088)
AA+, AA or AA-*	(105,056)
A+, A or A-*	(29,817)

(220,961)

* The ratings can be expressed in the global scale or in national currency. Each agency has a slightly different way to present rating; the table above unifies the presentations in that what we believe is the most well known rating international scale.

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 26 million (equivalent to R$ 46 million at the December 31, 2009) in the fair value of the WTI derivatives. This increase/decrease would directly influence our financial results; in terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(ii)   Exchange rate risk

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to hedge against a possible appreciation or depreciation of the real against the U.S. dollar. In view of the renegotiation made in the first quarter of 2009, one of the counterparties required a deposit denominated in dollars as guarantee. As deposits in foreign currency are not permitted in Brazil, a non-deliverable Forward (Buy R$ / Sell US$) was entered into and also provided as collateral for the notional amount of the deposit.

The maturities of the derivative instrument, its notional amount and fair value are presented below:

	2008	2009	2010

At January 01, 2008
Notional amount – US$ (thousand)	35,500
Fair value – R$	812

At December 31, 2009
Notional amount – US$ (Citibank) (thousand)			31,240
Fair value – R$			(21,054)

No foreign currency derivatives were held at December 31, 2008.

At December 31, 2009, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, finance results for the year would have been approximately R$ 510 million  lower/higher, mainly as a result of foreign exchange gains/losses on U.S. dollar denominated trade receivables, U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on translation of U.S. dollar-denominated borrowings and finance leases.

Management does not consider the exposure to foreign currencies other than the U.S. dollar to be significant to the financial position and results of operations of the Company.

(iii)         Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI).

A hypothetical 100 basis point increase in US$ LIBOR interest rates at December 31, 2009 would increase its aircraft rental and interest expense, in 2010, by approximately US$ 23 million (equivalent to R$ 41 million at the December 31, 2009).

A hypothetical 100 basis point increase in domestic market (CDI) interest rates at December 31, 2009 would increase of the interest expense for financings and loans, in the year of 2010 by approximately R$ 11 million.

The Company does not have financial instruments to hedge the cash flow against fluctuations in interest rates.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(b)           Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations. Management does not currently expect any significant losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB- (Baa3) issued by S&P, Moody's or Fitch. Each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(c)      Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the statement financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At December 31, 2009
Finance lease obligations	616,179	1,238,520	1,575,462	1,801,641	5,231,802	(710,857)	4,520,945
Borrowings	466,687	33,039	3,625	6,991	510,342	(13,054)	497,288
Debentures	396,392	826,373	142,382		1,365,147	(253,683)	1,111,464
Senior notes	81,418	171,634	259,782	1,317,106	1,829,940	(790,215)	1,039,725
Other (i)	738,589				738,589		738,589
Refinanced taxes payable under Fiscal Recovery Program	22,834	45,667	68,501	205,503	342,505		342,505

At December 31, 2008
Finance lease obligations	961,373	1,764,576	1,751,910	3,751,912	8,229,771	(1,781,291)	6,448,480
Borrowings	239,402	228,621	8,310	12,468	488,801	(87,233)	401,568
Debentures	51,464	333,333	166,667		551,464	(22,922)	528,542
Senior notes	51,562	103,269	103,412	882,215	1,140,458	(430,022)	710,436
Other (i)	804,046				804,046		804,046

At January 01, 2008
Finance lease obligations	456,065	821,927	800,005	1,781,126	3,859,123	(890,909)	2,968,214
Borrowings	944,414	237,340	35,601	10,217	1,227,572	(159,725)	1,067,847
Debentures	57,393	218,131	333,333		608,857	(76,698)	532,159
Senior notes	39,408	78,162	78,380	707,854	903,804	(365,338)	538,466
Other (i)	663,563				663,563		663,563

Derivative financial liabilities
At December 31, 2009
Fuel price risk	214,673	6,288			220,961		220,961
Exchange rate risk	21,054				21,054		21,054

At December 31, 2008
Fuel price risk	1,021,928	107,057			1,128,985		1,128,985

At January 01, 2008
Fuel price risk	(62,155)				(62,155)		(62,155)
Exchange rate risk	(812)				(812)		(812)

(i)   The amount is recorded under: Suppliers and Salaries and social charges.

9.2      Fair value estimation and fair value hierarchy

Effective January 1, 2009 the Company applies the amendment to IFRS 7 for financial instruments measured in the statement financial position at fair value, which requires the disclosure of fair value measurements by level of hierarchy following the hierarchy below:

  Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

  Information, other than quoted prices, included within Level 1 that are adopted by the market for the asset or liability, either directly (such, as prices) or indirectly (that is, derived from prices) (Level 2).
  Inputs for assets or liabilities that are not based on the observable data in the market (such as unobservable inputs) (Level 3). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

			2009

	Level 1	Level 2	Total

Financial assets at fair value through profit and loss
Brazilian government securities	740,209		740,209
Corporate securities		93,234	93,234
Bank deposit certificate – CDB		46,696	46,696
Other bank deposits		130,883	130,883

	740,209	270,813	1,011,022

Derivative financial liabilities liabilities
Fuel hedge – WTI WTI		(220,961)	(220,961)
Foreign exchange derivatives		(21,054)	(21,054)

		(242,015)	(242,015)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during 2009.

The financial instruments recognized at fair value are determined as follows:

Financial assets at fair value through profit and loss:

  Certificates of deposits and other bank deposits - Fair value has been estimated by discounting estimated cash flows using as input interest market rate.
  Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have its prices available and corresponding to transaction in an active market .
  Corporate securities – Corresponds to debt securities security for which fair value has been determined based upon pricing information using pricing services as Bloomberg, Reuters and brokers (only when they represent an effective transaction).

Derivative financial instruments are not traded in an exchange but are traded in an active market for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

  9.3        Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

TAM monitors capital on the basis of the leverage ratio, net debt as a percentage of total capital. Net debt is defined as the total of loans and borrowings, including debentures and senior notes plus lease agreements, including operating lease commitments net of cash and cash equivalents and short-term financial assets. We define total capital as the total of shareholders’ equity and net debt as defined above:

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

	December 31, 2009	December 31, 2008	January 01, 2008

Cash and cash equivalents	(1,075,172)	(671,785)	(466,538)
Financial assets at fair value through profit and loss	(1,011,022)	(1,242,271)	(2,140,339)
Borrowings	497,288	401,568	1,067,847
Debentures and senior notes	2,151,189	1,238,978	1,070,625
Operating lease commitments (Note 32)	1,512,986	2,479,786	1,843,358
Finance lease obligations	4,520,945	6,448,480	2,968,214

Net debt (1)	6,596,214	8,654,756	4,343,167

Total equity	498,415	1,327,127	1,908,717

Total capital (2)	7,094,629	9,981,883	6,251,884

Leverage ratio (1) / (2)	93.0%	86.7%	69.5%

The increase in the leverage ratio during 2009 resulted primarily from the delivery of two A321 aircraft during the year couple with the reduction in equity mainly resulting from decreases in the fair value of its flight equipment measured in Brazilian reais while the increase in the leverage ratio during 2008 resulted primarily from the delivery of Boeing and Airbus aircraft during the year.

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2010 fiscal year.

   10        Deposits in guarantee

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars and accrue interest based on LIBOR plus a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At December 31, 2009 the balance of deposits was R$ 59,520 (December 31, 2008 – R$ 116,135 and January 01, 2008 - R$ 161,488) corresponding to US$ 34,185 (December 31, 2008 - US$ 49,694 and January 01, 2008 – US$ 91,169).

   11        Deferred Income Tax and Social Contribution

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

The movement in deferred income tax assets and liabilities during the years, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

Deferred tax assets	January 01, 2008	Charged/(credited) to the income statement/equity	December 31, 2008	Charged/(credited) to the income statement/equity	December 31, 2009

Income tax loss carry forwards	3,556	7,136	10,692	71,726	82,418
Social contribution carry forwards	2,507	2,570	5,077	37,561	42,638
Temporary differences:
Provision for derivatives loss		383,855	383,855	(318,853)	65,002
Provision for contingencies	134,121	53,386	187,507	16,428	203,935
Allowance for losses on inventories and receivables accounts	74.092	(36,584)	37,508	(14,021)	23,487
Deferred income from sale leaseback transaction	61,039	(10,909)	50,130	(10,909)	39,221
TAM loyalty program	129,793	26,860	156,653	46,826	203,479
Gain/(Losses) of revaluation of aircrafts	54,698	(82,406)	(27,708)	410,587	382,879
Finance leases	(344,665)	406,900	62,235	(462,475)	(400,240)
Others	36.171	(4,361)	31,810	7,587	39,397

Total deferred tax assets	151,312	746,447	897,759	(215,543)	682,216

Deferred tax liabilities

Revaluation reserve (Note 22)	(146,542)	(444,248)	(590,790)	530,362	(60,428)

Total deferred tax liabilities	(146,542)	(444,248)	(590,790)	530,362	(60,428)

Total deferred tax netted	4,770	302,199	306,969	314,819	621,788

	January 01, 2008	December 31, 2008	December 31, 2009

Deferred tax expected to be recovered within 12 months - Netted	17,483	57,485	36,958
Deferred tax expected to be recovered within more than 12 months - Netted	(12,713)	249,484	584,830

Total deferred tax netted	4,770	306,969	621,788

All movements in deferred taxes are recognized in the income statement except for certain amounts recognized in the revaluation reserve as shown in note 22.

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable.

There are no withholding taxes or other taxes payable regarding the distribution of profits of TAM Mercosur.

There are no unrecognized deferred tax assets.

Deferred taxes are presented on a net basis as if the entire reported amount referred to a single legal entity.

    12         Prepaid aircraft maintenance

Prepaid aircraft maintenance reserves are guarantees to the lessor of the aircraft and/or engines that when the aircraft/engine is returned it can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, in maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner.

At December 31, 2009, amounts maintained into maintenance reserves, are R$ 408,628 (December 31, 2008 – R$ 383,593 and January 01, 2008 – R$ 119,633)

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

13           Property, Plant and Equipment including aircraft pre-delivery payments - Restated

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Other (iv)	Construction in progress (ii)	Pre-delivery payment (iii)	Total

Cost	4,780,983	219,930	98,158	64,303	83,917	43,406	383,165	5,673,862
Accumulated depreciation	(1,256,446)	(12,463)	(42,636)	(31,254)	(50,371)			(1,393,170)

At January 01, 2007	3,524,537	207,467	55,522	33,049	33,546	43,406	383,165	4,280,692

Additions (v)	1,405,670		13,112	14,988	35,609	16,322	924,375	2,410,076
Reclassification to assets held for sale	(83,951)							(83,951)
Transfer of pre-delivery payments (v)							(313,964)	(313,964)
Disposals/write-offs	(23,379)	(13,816)	(2,617)	(3,225)	(1,734)	(78)		(44,849)
Capitalized interest							30,721	30,721
Revaluation through equity (note 22)	(26,318)							(26,318)
Revaluation through income statement	(224,701)							(224,701)
Depreciation	(209,920)	(4,876)	(18,004)	(6,525)	(7,305)			(246,630)

At December 31, 2007	4,361,938	188,775	48,013	38,287	60,116	59,650	1,024,297	5,781,076

Cost	5,828,304	206,114	108,653	76,066	117,792	59,650	1,024,297	7,420,876
Accumulated depreciation	(1,466,366)	(17,339)	(60,640)	(37,779)	(57,676)			(1,639,800)

Net book amount December 31, 2007	4,361,938	188,775	48,013	38,287	60,116	59,650	1,024,297	5,781,076

Additions (v)	3,228,970	6,631	31,408	39,005	42,530	26,402	401,653	3,776,599
Reclassification	(16,322)	49,790				(49,790)		(16,322)
Transfer of pre-delivery payments (v)							(1,046,110)	(1,046,110)
Disposals/write-offs	(3,553)			(4,582)	(8,838)	(56)		(17,029)
Capitalized interest							46,384	46,384
Revaluation through equity (note 22)	1,342,304							1,342,304
Revaluation through income statement	242,370							242,370
Depreciation	(388,564)	(17,044)	(20,739)	(8,713)	(10,760)			(445,820)

At December 31, 2008	8,767,143	228,152	58,682	63,997	83,048	36,206	426,224	9,663,452

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Other (iv)	Construction in progress (ii)	Pre-delivery payments (iii)	Total

Cost	10,622,073	262,535	140,061	110,489	151,484	36,206	426,224	11,749,072
Accumulated depreciation	(1,854,930)	(34,383)	(81,379)	(46,492)	(68,436)			(2,085,620)

Net book amount January 01, 2009	8,767,143	228,152	58,682	63,997	83,048	36,206	426,224	9,663,452

Additions (v)	462,964	2,488	10,219	25,953	39,149	5,973	172,185	718,931
Reclassification	30,025					(30,025)
Transfer of pre-delivery payments (v)							(138,287)	(138,287)
Disposals/write-offs	(9,086)	(5,164)	(453)	(883)	(365)			(15,951)
Capitalized interest							30,557	30,557
Revaluation through equity (note 22 )	(1,540,884)							(1,540,884)
Revaluation through income statement	(1,207,608)							(1,207,608)
Depreciation	(546,622)	(5,506)	(20,702)	(11,346)	(15,538)			(599,714)

Net book amount December 31, 2009	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

Cost	8,357,484	259,859	149,827	135,559	190,268	12,154	490,679	9,595,830
Accumulated depreciation	(2,401,552)	(39,889)	(102,081)	(57,838)	(83,974)			(2,,685,334)

Net book amount December 31, 2009	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(i) Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, according to IAS 17. As of December 31, 2009 TAM has 66 aircraft under finance lease (2008 – 64 aircraft and 2007- 47 aircraft).

      Aircraft and engines are recorded at revalued amounts. The revaluations were performed by an independent valuation firm, Engeval Engenharia de Avaliações S/C Ltda., part of the ArcaLaudis - Global Network of International Valuers and Loss Assessors, as at December 31, 2007, December 31, 2008 and December 31, 2009. The valuations were based on observable market prices for flight equipment. If the flight equipment had been recorded at historical cost, the carrying value at December 31, 2009 would have been R$ 7,179,464 (2008 - R$ 7,149,087 and 2007 – R$ 4,292,505). The revaluation deficit for the year ended December 31, 2009 was R$ 1,540,884 (2008 – a surplus of R$ 1,342,304 and 2007 – a deficit of R$ 26,318) and an expense of R$ 1,207,608 (2008 – reversal of expense previously recognized of R$ 242.370 and 2007 – expense of R$ 224,701) was recognized for aircraft whose revalued amount was lower than their cost. The total carrying amount of leased aircraft and engines amount to R$ 5,433,149 (2008 – R$ 8,279,208 and 2007 – R$ 3,940,830).

(ii)   Mainly composed by improvements carried out at the São Carlos Technology Center.

  (iii) Amounts disbursed from the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund of prepaid amounts upon the delivery of aircraft by manufacturers is probable. Note 2.11 (b).

(iv)  Basically furniture and vehicles.

(v)   Transfers occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

The properties and improvements of the TLA pledged as collateral for loans in the total amount of R$ 110,499 (2008 - R$ 110,499 and 2007 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the statement of income within Operating expenses as follows:

	2009	2008	2007

Cost of services rendered	520,232	395,199	217,574
Selling expenses	1,262	838	1,443
General and administrative expenses	78,220	49,783	27,613

	599,714	445,820	246,630

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

14           Intangible Assets

	IT Projects (i)	Software	Other intangibles (ii)	Total

Additions	22,723	14,348		37,071
Amortization		(2,823)		(2,823)

At January 01, 2008	22,723	11,525		34,248

Cost	22,723	14,348		37,071
Accumulated amortization		(2,823)		(2,823)

Net book amount January 01, 2008	22,723	11,525		34,248

Additions	80,044	23,527	29,897	133,468
Write-off	(431)	(278)		(709)
Amortization		(14,915)		(14,915)

At December 31, 2008	102,336	19,859	29,897	152,092

Cost	102,336	37,597	29,897	169,830
Accumulated amortization		(17,738)		(17,738)

Net book amount December 31, 2008	102,336	19,859	29,897	152,092

Additions	115,777	18,287	1,232	135,296
Write-off	(3,015)			(3,015)
Amortization	(28,232)	(14,440)		(42,672)

At December 31, 2009	186,866	23,706	31,129	241,701

Cost	215,098	55,884	31,129	302,111
Accumulated amortization	(28,232)	(32,178)		(60,410)

Net book amount December 31, 2009	186,866	23,706	31,129	241,701

(i)   IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. The anticipated amortization period is five years, depending on the useful life of each project.

(ii)   Other intangible are recorded at cost less accumulated amortization and impairment and correspond to payments made to the Star Alliance international airline network. This intangible will be amortized as from the moment when TAM finishes the process of integration into the network and the asset start to be used which is currently expected to occur in the second quarter of 2010.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

The amortization expense is recorded in the statement of income within operating expenses as follows:

	2009	2008	2007

Cost of services rendered	41,677	672
Selling expenses	222	235
General and administrative expenses	773	14,008	2,823

	42,672	14,915	2,823

15           Financial Liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

			Fair value		Carrying value
	December 31, 2009	December 31, 2008	January 01, 2008	December 31, 2009	December 31, 2008	January 01, 2008
Current
Finance lease obligations	497,147	680,440	298,478	497,147	680,440	298,478
Senior notes	12,064	4,372	6,041	13,040	9,336	7,076
Borrowings	523,989	202,172	891,346	458,602	191,835	860,273
Debentures	281,738	27,601	32,419	275,896	28,542	32,159

	1,314,938	914,585	1,228,284	1,244,685	910,153	1,197,986

Non-current
Finance lease obligations	4,023,798	5,768,040	2,669,736	4,023,798	5,768,040	2,669,736
Senior notes	949,846	328,335	453,694	1,026,685	701,100	531,390
Borrowings	44,202	221,034	214,043	38,686	209,733	207,574
Debentures	853,256	483,517	504,043	835,568	500,000	500,000

	5,871,102	6,800,926	3,841,516	5,924,737	7,178,873	3,908,700

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

15.1       Finance lease obligations

	Monthly payments expiring	December 31, 2009	December 31, 2008	January 01, 2008

Local currency
IT equipment	2012	34,832	27,551

Foreign currency – US$
Aircraft	2022	4,319,859	6,176,550	2,894,317
Engines	2017	160,657	244,379	41,409
Machinery and equipment	2012	5,597		32,488

		4,520,945	6,448,480	2,968,214

Current		(497,147)	(680,440)	(298,478)

Non-current		4,023,798	5,768,040	2,669,736

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	December 31, 2009	December 31, 2008	January 01, 2008

No later than one year	616,179	961,373	456,065
Later than one year and no later than five years	2,813,982	3,516,486	1,621,932
Later than five years	1,801,641	3,751,912	1,781,126
Effect of discounting	(710,857)	(1,781,291)	(890,909)

	4,520,945	6,448,480	2,968,214

At December 31, 2009, the Company through its subsidiaries TLA and Mercosur, has 66 aircraft (December 31, 2008 – 64 aircraft and January 01, 2008 – 47 aircraft) under finance leases.

15.2        Senior Notes

	December 31, 2009	December 31, 2008	January 01, 2008

TAM Capital, Inc. (i)	520,681	710,436	538,466
TAM Capital 2, Inc. (ii)	519,044

	1,039,725	710,436	538,466

Current	(13,040)	(9,336)	(7,076)

Non-curent	1,026,685	701,100	531,390

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(i)      On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand, each in the total amount of US$ 300 million (equivalent to R$ 710,4 million using the exchange rate as of the date of the transaction), incurring in debt issuance cost of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)     On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand, each in the total amount of US$ 300 million (equivalent to R$ 523,2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.85%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015 and at specified redemption dates thereafter. In the event of early redemption a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such, the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

15.3      Borrowings

(a)      Balance composition

	Guarantees	Interest rate (effective rates for years ended December 31, 2009, 2008 and 2007)	Payment term and the year of last payment	December 31, 2009	December 31, 2008	January 01, 2008
Local currency

FINEM - Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p.a , 10.8% p.a and 10.8%p.a)	Monthly until 2011	28,655	43,554	58,040
FINEM -Sub credit B (i)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.3% p.a., 10.5% p.a and 11.9%p.a)	Monthly until 2012	4,023	7,984	8,149
Compror	No guarantee	100% p.a 101.5% of the CDI (12.8% p.a and 11.3% p.a )	Monthly until 2008			223,573
Others (ii)			Monthly until 2013	6,533	9,261	7,561

				39,211	60,799	297,323
Foreign currency

FINIMP (iii)	Promissory notes from a minimum of US$ 1,663 thousand to a maximum at US$ 13,933 thousand	Annual LIBOR + 1.0% p.a. to 6.6% p.a. (5.4% p.a, 5.3% p.a and 6.4 p.a)	Annual until 2010	284,760	167,289	84,883
International Finance Corporation – IFC (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR 1.6% p.a (1.1% p.a., 3.0% p.a and 4.1%)	Half-yearly until 2010	7,247	28,900	51,414
International Finance Corporation – IFC (Working capital)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a (3.4% p.a, 6.6% and 7.7%p.a.)	Half-yearly until 2012	12,476	23,493
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,898	14,013	11,137
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p.a , 2.6% p.a and 3.7% p.a)	Monthly until 2011	139,870	107,074	621,734
Others (vii)				3,826		1,356

				458,077	340,769	770,524

				497,288	401,568	1,067,847

Current				(458,602)	(191,835)	(860,273)

Non-current				38,686	209,733	207,574

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

Non-current maturities are as follows:

Year	December 31, 2009	December 31, 2008	January 01, 2008

2009			119,523
2010		60,573	56,015
2011	24,791	132,559	22,950
2012	5,697	5,531	2,486
2013	860	1,221	660
2014	727	976	1,012
After 2014	6,611	8,873	4,928

	38,686	209,733	207,574

(b)  Description of the loans and financings:

   (i)       Loan obtained in order to finance the investment plan of 2004 and  2005 focused on expanding the São Carlos technological center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)       TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into to 2006, with Unibanco – União de Bancos Brasileiros, Banco Bradesco S.A. and Banco do Brasil S.A..

(iii)   TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Outstanding loans have been entered into in 2008, with banks HSBC Banco Multiplo and Banco Itaú S.A, with maturities through March 2010, and to loans obtained in 2009, with Banco Safra S.A, Banco do Brasil S.A., Banco Santander Brasil S.A, Banco Itaú S.A. and Bradesco S.A., with maturities through December 2010.

(iv)    On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation to finance up to US$ 33 million of PDP (pre-delivery payment) to Airbus aircrafts firm orders with aircraft scheduled delivery date for 2010.

(v)       Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)      On December 28, 2007, TLA entered into a loan agreement of loan with Banco BNP Paribas to finance up to US$ 117.1 million of PDP (pre-delivery payment) with respect to Airbus aircraft firm orders with aircraft schedule delivery between 2008 an 2010.

(vii)   Contract for acquisition of IT equipment software and related services.

TAM S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007

In thousands of reais, unless otherwise indicated

15.4        Debentures

	December 31, 2009	December 31, 2008	January 01, 2008

TAM S.A. (i)	517,306	528,542	523,147
TAM Linhas Aéreas S,A, (ii)	594,158		9,012

	1,111,464	528,542	532,159

Current	(275,896)	(28,542)	(32,159)

Non-current	835,568	500,000	500,000

Non-current maturities are as follows:

Year	December 31, 2009	December 31, 2008	January 01, 2008

2010		166,667	166,667
2011	349,057	166,667	166,667
2012	349,162	166,666	166,666
2013	137,349

	835,568	500,000	500,000

(i)    TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with unitary  nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring in debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first of which is on August 1, 2010.

Interest is payable on a semiannual basis, at the rate equivalent of 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent).  At December 31, 2009 the effective interest rate was 10.32% (December 31, 2008 – 14.29% and January 01, 2008 – 11.7%).

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010,when the debentures will start to be amortized.

TAM S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007

In thousands of reais, unless otherwise indicated

(ii)   TAM Linhas Aéreas S.A.

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

The Company may exercise early redemption at any time, at the Issuer's discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the authorized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

16           Deferred Income

	December 31, 2009	December 31, 2008	January 01, 2008

Advance ticket sales (i)	1,008,308	819,780	807,101
TAM loyalty program (ii)	656,266	507,708	420,656
Sale and leaseback – deferred gains (iii)	133,916	147,441	179,526

	1,798,490	1,474,929	1,407,283

Current	(1,698,321)	(1,105,719)	(1,049,514)

Non-current	100,169	369,210	357,769

(i)                 At 31 December, 2009, "Advance ticket sales" amounted to R$ 1,008,308 (2008 - R$ 819,780 and 2007 – R$ 807,101), which is represented by 3,387,396 (December 31, 2008 - 2,835,019 and January 01, 2008– R$ 2,698,341) tickets coupons sold but not yet used.

(ii)                 The deferred income of TAM Loyalty Program is accounted for based on the number of outstanding points and a forfeiture rate of 30.6% ticket use (December 31, 2008 - 31.6% and January 01, 2008 – 29.2%). In the TAM Loyalty Program points expire after two years and are forfeited at the point.

(iii)                 The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the income statement on a straight-line basis through to 2013.

TAM S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007

In thousands of reais, unless otherwise indicated

17           Derivative Financial Instruments

	December 31, 2009	December 31, 2008	January 01, 2008

	Liabilities	Liabilities	Assets

West Texas Intermediate crude oil derivatives
Forwards		351,343
Swaps	138,208	517,696	55,096
Seagulls	52,974	224,902	7,059
Collar	29,779	35,044
Foreign currency forwards
Swaps	21,054		812

	242,015	1,128,985	62,967

Current	(235,727)	(1,021,928)	(62,967)

Non-current	6,288	107,057

The derivative financial instruments included above are described in Note 9.

18           Other Liabilities

	December 31, 2009	December 31, 2008	January 01, 2008

Reorganization of Fokker 100 Fleet	24,154	51,186	53,024
Maintenance provision – “Power by the hour”	164,255	142,421	75,179
Other liabilities	109,235	238,477	187,839

	297,644	432,084	316,042

Current	(123,696)	(149,091)	(130,765)

Non-current	173,948	282,993	185,277

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the reschedule overdue installments for an original amount of R$ 49,599.

On December 31, 2009, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 24,154 (December 31, 2008 – R$ 51,186 and January 01, 2008 – R$ 53,024) equivalent to US$ 13,871 thousand (December 31, 2008 – US$ 21,903 thousand and January 01, 2008 – US$ 29,935 thousand), of which R$ 15,798 (December 31, 2008 – R$ 18,623 and January 01, 2008- R$ 11,501) is classified in current liabilities.

TAM S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007

In thousands of reais, unless otherwise indicated

19  Provisions

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at December 31, 2009, 2008 and 2007, the value of provisions and the corresponding judicial deposits recognized were as follows:

	Balance at 01/01/2008	Additional Provisions (Deposits)	(Reversals)	Payments	Inflation adjustments and interest	Balance at 31/12/2008	Additional Provisions (Deposits)	(Reversals)	Payments	Inflation adjustments and interest	REFIS (Note 20)	Balance at 31/12/2009

PIS and COFINS (i)	396,532	4,722	(33,744)		24,640	392,150		(70,812)		21,167	(342,505)
Additional tariff (ii)	323,691	63,832			32,815	420,338	55,062			40,063		515,463
Airline staff fund (iii)	71,552	21,718			7,150	100,420	24,448			10,221		135,089
Labor contingencies	12,811	18,233	(2,089)	(5,517)	742	24,180	3,564		(9,068)			18,676
Civil litigation	22,658	49,300		(9,130)	694	57,412	21,231		(11,115)	(149)		67,379
Other tax contingencies	17,469	15,137	(1,592)	(210)	1,314	38,228	1,721		(799)	1,072		40,222
Total	844,713	172,942	(37,425)	(14,857)	67,355	1,032,728	106,026	(70,812)	(20,982)	72,374	(342,505)	776,829

(-) Judicial deposits	(75,017)	(38,928)	25,588	5,750	(2,321)	(84,928)	(28,408)		3,066	14		(110,256)

Total	769,696	134,014	(11,837)	(9,107)	65,034	947,800	77,618	(70,812)	(17,916)	72,388	(342,505)	666,573

TAM S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007

In thousands of reais, unless otherwise indicated

(i)  Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax, introduced under Law nº 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC interest rate.

During 2009 a reversal of R$ 70,812 was recognized as result of TLA having applied to the tax refinancing program called REFIS with respect to this dispute, and the remaining amount was recognized as payable to the tax authorities. See additional information in Note 20.

(ii)   Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

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

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims for which the probability, of loss estimated by management based on advice from legal counsel, is considered possible for which no provision was recorded.

	December 31, 2009	December 31, 2008	January 01, 2008

Civil litigation	31,915	32,001	15,749
Labor contingencies	231,257	192,353	165,685
Tax contingencies	690,770	563,566	241,691

	953,942	787,920	423,125

        20     Refinanced taxes payable under fiscal recovery program (REFIS) - Consolidated

In November 2009, TLA applied to the Fiscal Recovery Program (REFIS), established by Law n° 11,941/09 and Provisional Measure, N° 449/2009, REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities.

The general conditions of the effects of applying to REFIS are summarized below:

(a)     Payment will be made in 180 monthly installments of tax debt amounting to R$ 342,505 and payment in one single installment of tax debts of R$ 10,426 out for which judicial deposits exists in the amount of R$ 9,484.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(b)     Tax debts included into the REFIS:

	Original amount	Penalties	Interest	Total

Pis (i)	38,935	3,104	35,807	77,846
Cofins (i)	176,025	195	88,439	264,659

	214,960	3,299	124,246	342,505

Current (*)				(22,834)

Non-current				319,671

(*)    The amount is recorded under “Taxes, charges and contribution” in current liabilities.

(i)    As further explained in Note 19 corresponds to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax. In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

(c)   A gain has been recognized for the reduction of penalties and interest previously, provided for amounting to R$ 70,812 thousand. Of the total amount, R$ 24,448 were recognized under “operating expenses – Other and the amount of R$ 46,364 was recorded as a reduction in Finance costs. The gain corresponds to the reductions established by Law 11941/09 for payment of the taxes in 180 months consisting of reduction of 60% of the amount of  penalties and 25% of the amount of late payment interest.

   (d)  By applying to the REFIS, the Company commits to make the monthly payments and not become overdue more than 90 days and to withdraw all lawsuits (and any resulting legal rights) it has begun with respect to the taxes included in REFIS. If those commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be determined based on the amounts originally due.

21           Share Capital and Reserves

(a)           Authorized capital

At December 31, 2009, 2008 and 2007 the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

(b)           Subscribed share capital

At December 31, 2009, 2008 and 2007 is comprised of 150,585,147 fully paid-in nominative shares without nominal value, of which 50,195,049 (December 31, 2008 – 50,195,049 and January 01, 2008 – 59,791,955) are common shares and 100,390,098 (2008 – 100,390,098 and 2007 – 90,793,192) are preferred shares. At the Extraordinary Stockholders' Meeting held on September 19, 2008 the conversion of 9,596,906 common shares into preferred shares was approved.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85% (unaudited).

22           Revaluation reserve

The revaluation reserve represents the amount by which the carrying value (revalued amount) of certain property, plant and equipment (flight equipment) exceeds its historical cost. See Note 13.

	Revaluation reserve, gross of tax	Deferred tax	Revaluation reserve, net of tax

At January 01, 2007	493,992	(167,957)	326,035

Revaluation - through equity	(26,318)	8,948	(17,370)
Depreciation recognized in the statement of income	(36,667)	12,467	(24,200)

At December 31, 2007	431,007	(146,542)	284,465

Revaluation - through equity	1,342,304	(456,383)	885,921
Depreciation recognized in the statement of income	(35,692)	12,135	(23,557)

At December 31, 2008	1,737,619	(590,790)	1,146,829

Revaluation - through equity	(1,540,884)	523,629	(1.017,255)
Depreciation recognized in the statement of income	(19,803)	6,733	(13,070)

At December 31, 2009	176,933	(60,428)	116,504

23           Other Reserves

	December 31, 2009	December 31, 2008	January 01, 2008

Share premium (Note 23.1)	74,946	74,946	74,946
Legal reserve and profit retention reserve (Note 23.2)	49,134		802,249
Treasury shares (Note 23.3)	(11,370)	(11,370)
Cumulative translation adjustments (Note 23.4)	(16,796)	3,309	(9,843)
Stock options (Note 23.5)	35,669	25,207	18,031

	131,583	92,092	885,383

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

23.1        Share premium

The share premium reserve arose on the subscription of shares in TAM, due to the fair value of net assets received being greater than the nominal amount of the share capital issued.

23.2        Legal reserve and profit retention reserve

Brazilian law requires that a legal reserve is constituted by appropriating 5% of profit for the year until the legal reserve reaches 20% of the amount of share capital.

Profit retention reserve is composed of the portion of remaining net income being at the disposal of the Shareholders' Meeting that will decide on its allocation. The Company shall decide on the application of the excess of the profit reserves in relation to the capital.

23.3        Treasury shares

The movement of treasury shares during the year ended December 31, 2008 is presented below.

	Quantity of shares	Thousands of reais	Average price per share - Reais
At January 01 , 2008

Purchases of shares	601,900	17,703	29.41
Reductions	(199,589)	(6,333)	31.73

At December 31, 2008	402,311	11,370	28.26

No movement is treasury shares existed during the year ended December 31, 2009 .

Shares sold relate to the share option plan (See Note 26) approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The market value of the shares based on the closing quote in the São Paulo stock exchange at December 31, 2009, is R$ 38.21 (December 31, 2008 – R$19.09 and January 01, 2008 – R$ 42.65) per preferred share.

The difference between the average historical cost of the treasury shares sold and the proceeds received upon sale during 2008 amounted to R$ 2,899.

23.4        Currency translation adjustment

The effects of exchange rate changes during the year on net assets of foreign operations at the beginning of the year and the difference between their profit for the year at average and year-end exchange rates are recorded in the currency translation adjustment reserve.

23.5        Stock options

The credit relating to the expense for stock options is recorded in this reserve, and is released to retained earnings when options are exercised or expire. Note 26.2.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

24           Revenue

TAM had no major customers which represented more than 10% of revenues in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

(a)           By type of service rendered

							Year to year - variation %
	2009	%	2008	%	2007	%	2009-2008	2008-2007

Domestic
Scheduled - Passenger	5,331,765	52.6	5,967,628	54.6	4,681,866	56.2	(10.7)	27.5
Charter - Passenger	136,847	1.3	194,844	1.8	152,037	1.8	(29.8)	28.2
Cargo	446,983	4.4	459,487	4.2	360,149	4.3	(2.7)	27.6

	5,915,595	58.3	6,621,959	60.6	5,194,052	62.3	(10.7)	27.5

International
Scheduled - Passenger	2,675,186	26.4	2,803,800	25.7	2,109,398	25.3	(4.6)	32.9
Charter - Passenger	8,823	0.1	18,818	0.2	20,343	0.2	(53.1)	(7.5)
Cargo	489,305	4.8	549,595	5.0	416,668	5.0	(11.0)	31.9

	3,173,314	31.3	3,372,213	30.9	2,546,409	30.5	(5.9)	32.4

Other
TAM Loyalty Program	538,950	5.3	441,202	4.0	144,183	1.8	22.1	206
Travel and tourism agencies	59,635	0.6	64,132	0.6	30,242	0.4	(7.0)	112.1
Others (includes expired tickets)	451,647	4.5	420,682	3.9	413,220	5.0	7.4	1.8

	1,050,232	10.4	926,016	8.5	587,645	7.2	13.4	57.6

Total gross	10,139,141	100.0	10,920,188	100.0	8,328,106	100.0	(7.2)	31.1

Sales taxes and other deductions	(373,635)		(407,144)		(309,287)

Revenue	9,765,506		10,513,044		8,018,819

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(b)    By geographic location of the Company’s destinations

							Year to year - variation %
	2009	%	2008	%	2007	%	2009-2008	2008--2007

Brazil	6,965,826	68.7	7,547,976	69.2	5,781,698	69.4	(7.7)	30.5
Europe	1,440,352	14.2	1,543,350	14.1	1,047,726	12.6	(6.7)	47.3
North America	862,529	8.5	943,137	8.6	1,000,102	12.0	(8.5)	(5.7)
South America (excluding Brazil)	870,434	8.6	885,725	8.1	498,580	6.0	(1.7)	77.6

Total gross	10,139,141	100.0	10,920,188	100.0	8,328,106	100.0	(7.2)	31.1

Sales taxes and other deductions	(373,635)		(407,144)		(309,287)

Revenue	9,765,506		10,513,044		8,018,819

25           Operating Expenses by Nature

	2009
	Cost of services rendered	Selling	General and administrative	Directors' Fees	Total	%

Personnel	1,614,109	183,955	168,510	18,596	1,985,170	20.7
Fuel	2,741,253				2,741,253	28.6
Depreciation and amortization	561,909	1,484	78,993		642,386	6.7
Maintenance and repairs (excluding personnel)	640,433				640,433	6.7
Aircraft insurance	63,681				63,681	0.7
Take-off, landing and navigation aid charges	585,890				585,890	6.1
Leasing of aircraft, engines and equipment under operating leases	525,200	9,352	15,213		549,765	5.7
Third party services	167,556	301,096	318,913		787,565	8.2
Marketing and related expenses		854,701			854,701	8.9
Other	356,074	182,164	206,744		744,982	7.8

	7,256,105	1,532,752	788,373	18,596	9,595,826	100.0

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

	2008
	Cost of services rendered	Selling	General and administrative	Directors' Fees	Total	%

Personnel	1,477,381	158,954	128,857	16,833	1,782,025	17.9
Fuel	3,927,888				3,927,888	39.5
Depreciation and amortization	395,871	1,074	63,791		460,736	4.6
Maintenance and repairs (excluding personnel)	518,347				518,347	5.2
Aircraft insurance	47,781				47,781	0.5
Take-off, landing and navigation aid charges	495,426				495,426	5.0
Leasing of aircraft, engines and equipment under operating leases	424,637	7,720	11,074		443,431	4.5
Third party services	150,538	223,817	327,429		701,784	7.1
Marketing and related expenses		988,579			988,579	9.9
Other	337,563	16,469	234,078		588,110	5.9

	7,775,432	1,396,613	765,229	16,833	9,954,107	100.0

	2007
	Cost of services rendered	Selling	General and administrative	Directors' Fees	Total	%

Personnel	1,051,324	118,514	112,150	27,739	1,309,727	17.0
Fuel	2,536,398				2,536,398	32.9
Depreciation and amortization	217,574	1,443	30,436		249,453	3.2
Maintenance and repairs (excluding personnel)	445,816				445,816	5.8
Aircraft insurance	33,560				33,560	0.4
Take-off, landing and navigation aid charges	421,021				421,021	5.5
Leasing of aircraft, engines and equipment under operating leases	488,514	4,077	8,547		501,138	6.5
Third party services	124,406	174,711	249,834		548,951	7.1
Marketing and related expenses		975,149			975,149	12.7
Other	351,303	173,763	152,199		677,265	8.9

	5,669,916	1,447,657	553,166	27,739	7,698,478	100.0

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

26           Employee Benefits

Personnel costs are composed of the following amounts:

	2009	2008	2007

Salaries and bonuses	1,527,391	1,380,304	1,014,222
Defined contribution pension plan	23,619	19,803	13,025
Share based payment	11,407	16,512	11,230
Taxes and social contributions	422,754	365,406	271,250

	1,985,171	1,782,025	1,309,727

26.1        Profit-sharing and bonuses

               In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, management recorded a provision for payment of this benefit within “Salaries and social charges” totaling R$ 26,955 at December 31, 2009 (2008 - R$ 60,939 and 2007 – R$ 36,140).

26.2        Share-based payment

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized that the Board of Directors may grant stock options to employees up to 2% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At January 01, 2007	955,005	22.15

Exercised	(21.806)	22.79
Granted	1,010,311	39.37

At December 31, 2007	1,943,510	32.10

Exercised	(199,589)	17.21
Unvested options forfeited	(42,593)	22.36

At December 31, 2008	1,701,328	37.31

Unvested options forfeited	(33,888)	42.81

At December 31, 2009	1,667,440	36.55

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

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date.

	1st grant	2nd grant	3rd grant	1st Special grant	Total or weighted average

Date	12/28/2005	11/30/2006	12/14/2007	09/27/2007
Number of options granted	715,255	239,750	780,311	230,000
Exercise price at grant date	14.4	43.48	39.67	38.36
Risk free interest rate - %	17,93%	13,13%	10,95%	10,82%
Average term	5.5	5.5	5.5	4.5
Expected dividend yield - %	0,00%	0,32%	0,58%	0,58%
Share price volatility - %	34,24%	41,29%	42,30%	40,48%
Market share price - R$	R$ 45.00	R$ 61.00	R$ 44.03	R$ 50.10

Number of options outstanding (i)	481,825	227,870	727,745	230,000	1,667,440
Number of options exercisable (i)	331,225	75,957		230,000	637,182
Exercise price (adjusted by IGP-M) (i)	17.39	50.72	42.81	42.86	36.55
Remaining average term (i)	1.67	2.50	3.50	2.46	2.69

(i) At December 31, 2009.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

27           Net Finance Result

	2009	2008	2007
Financial income
Interest income from financial investments	82,106	192,765	263,291
Exchange gains	2,303,737	1,182,239	673,414
Other	26,843	35,357	70,163

	2,412,686	1,410,361	1,006,868
Financial expenses
Exchange losses	(582,192)	(2,440,322)	(280,618)
Interest expense net of capitalized borrowing cost (i)	(421,851)	(535,773)	(438,641)
Other	(37,371)	(30,125)	(35,939)

	(1,041,414)	(3,006,220)	(755,198)

Financial result, net	1,371,272	(1,595,859)	251,670

(i) The rate used for capitalization was 12% in 2009 (2008 - 10% and 2007 – 13.7%)

Exchange gain recognized in year ended December 31, 2009 with respect to finance lease liabilities amounted to  R$ 1,404,895 (2008 - loss of R$ 1,316,035 and 2007  - gain of R$ 441,266) while  interest expense on such finance lease liabilities amounted to R$ 166,839 (2008 - R$ 122,927 and 2007 - R$ 142,130).

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

28           Income Tax Expense

(a)     Income tax and social contribution (expense) benefit

	2009	2008	2007

Current tax	(3,972)	(120,956)	(138,956)
Deferred tax	(208,809)	755,199	(6,985)

	(212,781)	634,243	(145,941)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its Brazilian subsidiaries as follows:

(b)     Reconciliation of income tax and social contribution (expense) benefit

	2009	2008	2007

Profit/(Loss) before tax	650,196	(2,068,013)	477,720
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%
	(221,067)	703,124	(162,425)

Non-deductible expenses	(24,091)	(7,572)	(5,138)
Tax incentives			1,849
Tax assets not recognized on tax loss carry forwards	(43)
Non-taxable (non-deductable) exchange gains/(loss)	29,876	(67,650)	(1,587)
Other	2,544	6,341	8,748
Income tax and social contribution on interest on own capital			12,612

	(212,781)	634,243	(145,941)

Effective rate - %	32.7%	30.7%	30.5%

The tax years 2005 to 2009 are subject to examination by the Brazilian tax authorities.

(c)   Transition Tax Regime - RTT

The Transition Tax Regime has  been established by Law 11,638/07 in order to maintain the same tax rules for determining taxable income irrespective of any changes introduced to accounting practices adopted in Brazil.

RTT is option for the tax years ended December 31, 2008 and  2009 and the Company has opted to apply it and has been used to determine taxable income for such years.

29           Earnings per Share

Considering that common and preferred shares have equal rights in respect of dividends (see Note 30), a single measure of earnings per share based on the total number of common and preferred shares is presented. Common and preferred shares are considered two classes of ordinary shares.

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares (common and preferred) in issued during the year excluding ordinary

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

shares purchased by the Company and held as treasury shares.

	2009	2008	2007

Profit (loss) attributable to equity holders of the company	435,734	(1,434,638)	331,602

Weighted average number of ordinary shares issued (in thousands)	150,585	150,585	150,585
Treasury shares (in thousands)	(402)	(205)

Weighted average number of ordinary shares outstanding (in thousands)	150,183	150,380	150,585

Basic (loss)/earnings per share (reais per share)	2.90	(9.54)	2.20

(b)           Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has only one category of dilutive potential ordinary shares: share options.

	2009	2008	2007

Profit (loss) attributable to equity holders of the company	435,734	(1,434,638)	331,602

Weighted average number of ordinary shares outstanding (in thousands)	150,183	150,380	150,585
Adjustments for share options (in thousands)	263		1,046

Weighted average number of ordinary shares for diluted earnings per share calculation (in thousands)	150,446	150,380	151,631

Diluted (loss)/earnings per share (reais per share)	2.90	(9.54)	2.19

30           Dividends and dividends per share

In accordance with TAM S.A.'s by laws, stockholders are assured a minimum compulsory dividend based on of 25% of net income for the year in the parent company's separate financial statements, prepared under BR GAAP. Tax deductible interest on own capital which has been paid or credited may be considered part of the mandatory dividends. The preferred shares have priority in capital reimbursement and the right to dividends at least equal to those distributed to the common shares. The dividends and interest on own capital are approved of Annual General Meeting and are demonstrated below:

	2009	2008	2007

Dividends and interest on own capital recorded	236,722	40,537	31,528

Weighted average number of ordinary shares outstanding (common and preferred)	150,183	150,380	150,585
Dividends and interest on own capital recorded per share (reais per share)	1.58	0.27	0.21

As of December 31, 2009 and 2007 the amount recorded as a liability under “Proposed interest on own capital and dividends” corresponds to the minimum mandatory dividend for the years ended December 31, 2009 and 2007, respectively plus dividends declared in prior years and not yet redeemed by shareholders. No minimum mandatory dividend existed for the year ended December, 31 2008 since the Company had a loss on its financial statements under BR GAAP which serve as basis for distribution of dividends.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

31           Cash generated from operations

	2009	2008	2007
		Restated	Restated
Profit/(loss) for the year	437,415	(1,433,770)	331,779

Adjustments for
Deferred income tax and social contribution	208,809	(755,199)	6,985
Depreciation and amortization	642,386	460,736	249,453
Revaluation through income statement	1,207,608	(242,370)	224,701
(Profit)/loss on disposal of property, plant and equipment (see below)	(19,918)	8,825	40,291
Deferred income	323,345	67,646	161,653
Fair value (gains)/losses on derivative financial instruments	(886,970)	1,191,949	(72,887)
Foreign exchange losses/(gains) and interest expense	(1,561,779)	1,760,992	(200,508)
Others provisions set	(1,598)	84,530	143,348
Provision for contingency	107,588	173,751	232,583

Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)
Financial assets through profit and loss – held for trading	231,249	898,068	13,132
Inventories	(25,887)	(69,237)	11,171
Assets held for sale	29,274	(17,150)	(69,431)
Provision for contingencies and tax obligations under judicial dispute	(46,310)	(60,632)	(186,294)
Trade account receivables	24,862	(243,747)	(184,347)
Taxes recoverable	21,444	(33,695)	(19,672)
Prepaid expenses	371	50,599	(78,560)
Prepaid aircraft maintenance	(25,035)	(165,433)	(53,407)
Suppliers	(55,113)	59,239	80,039
Salaries and social charges	(10,342)	81,243	42,580
Taxes, charges and contributions	(9,414)	116,367	118,699
Other assets	98,070	(77,035)	(93,543)
Other liabilities	(102,890)	48,800	26,995

Cash generated from operations	587,165	1,904,477	724,760

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2009	2008	2007

Net book amount	15,951	17,029	44,849
Profit/(loss) on disposal of property, plant and equipment	19,918	(8,825)	(40,291)

Proceeds from disposal of property, plant and equipment	35,869	8,204	4,558

Non-cash transactions

The principal non-cash transactions relate to share based payment discussed in Note 26 and acquisitions of flight equipment under finance leases discussed in Note 13.

32           Commitments and contingencies

(a)           Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statement. TLA has obligations arising under 66 aircraft under operating lease (2008 – 65 aircraft

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

and 2007 – 68 aircrafts). These agreements have an average term of 125 months and are denominated in U.S. dollar plus LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", was R$ 525,200 for the year ended December 31, 2009 (2008 – R$ 424,637 and 2007 – R$ 488,514), equivalent to approximately US$ 263,3  thousands (December 31, 2008 – US$ 231,5  thousands and January 01, 2008 – US$ 250,5).

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 44,540 at December 31, 2009 (December 31, 2008 - R$ 85,282 and January 01, 2008 – R$ 87,187).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in
		December 31, 2009	December 31, 2008	January 01, 2008
In foreign currency
Aircraft	2021	1,478,308	2,419,036	1,811,117
Engines	2014	34,678	60,750	32,241

Total		1,512,986	2,479,786	1,843,358

Operating lease obligations fall due as follows:

Year	December 31, 2009	December 31, 2008	January 01, 2008

No later than one year	364,915	540,784	412,369
Later than one year and no later than five years	840,993	1,670,864	1,185,189
Later than five years	307,078	268,138	245,800

	1,512,986	2,479,786	1,843,358

(b)           Commitments for future aircraft leases

(i)            Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), for delivery by 2012.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 the anticipated delivery before the end of 2014.

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

ii.      Boeing:

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(c)           Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of December 31, 2009, some 192 (2008 – 160) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 16.

(e)           Contingent assets

(i)     ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS. However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At December 31, 2009, the provision maintained by the Company totaled R$ 4,772 (2008 – R$ 6,187 and 2007 – R$ 6,059), recorded in “Taxes, charges and contributions”. On December 31, 2009, the installments due in more than one year totaled R$ 60 (2008 – R$ 98 and 2007 – R$ 136), classified within “Other liabilities”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$ 55 million (unaudited). Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

(ii)    Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million (unaidited), based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)   Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On December 31, 2009, the amount under discussion totaled approximately R$ 777,328 (December 31, 2008 - R$ 641,393 and January 01, 2008 – R$ 525,716), unaudited, not recognized in the financial statement.

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

The following transactions were carried out with related parties:

(a)           Sale and purchases of goods and services

For the year ended December 31, 2009, TAM received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 65 (2008 - R$ 130 and 2007 – R$ 820), as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the year ended December 31, 2009 amounted to R$ 1,550 (2008 - R$ 1,550 and 2007 – R$ 903).

The Company and its subsidiaries signed a contract in March 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term equal to the current passenger air transport concession of TAM and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 16,665 for the year ended December 31, 2009 (2008 – R$ 15,429 and 2007 – R$ 14,331), recorded as "Operating expenses".

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(b)           Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

	2009	2008	2007

Salaries	9,497	9,031	9,262
Profit share and bonuses	9,875	7,326	18,197
Share-based payment	11,409	16,512	11,230
Other long-term benefits	810	476	280

	31,591	33,345	38,969

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

34           Reconciliation between BRGAAP and IFRS

As indicated in note 2.24 information provided to the CODM is based on BRGAAP rather than IFRS. This footnote presents reconciliation between BRGAAP and IFRS of total consolidated assets, liabilities, equity, consolidated revenue and consolidated net income. The reconciliation of equity and net income is also required by Instruction CVM nº 457/07.

(a)               Reconciliation of amounts in the consolidated statements of financial position

			2009
	Total consolidated assets	Total consolidated liabilities	Equity, including non-controlling interests
Amounts under BR GAAP	13,137,213	11,499,352	1,637,861
Revaluation of flight equipment	(1,196,272)		(1,196,272)
Loyalty Program	60,705	598,468	(537,764)
Deferred tax and social contribution	142,820	(440,670)	583,491
Other		(11,099)	11,099
Total of adjustments	(992,747)	146,699	(1,139,446)
Amounts under IFRS	12,144,466	11,646,051	498,415

			2008
	Total consolidated assets	Total consolidated liabilities	Equity, including non-controlling interests
Amounts under BR GAAP	13,305,806	12,764,242	541,564
Revaluation of flight equipment	1,643,526		1,643,526
Loyalty Program	46,963	461,246	(414,283)
Deferred tax and social contribution	(496,116)	(90,583)	(405,533)
Other	(49,246)	(11,099)	(38,147)
Total of adjustments	1,145,127	359,564	785,563
Amounts under IFRS	14,450,933	13,123,806	1,327,127

			2007
	Total consolidated assets	Total consolidated liabilities	Equity, including non-controlling interests
Amounts under BR GAAP	10,458,688	8,415,105	2,043,583
Revaluation of flight equipment	69,363		69,363
Loyalty Program	38,911	400,042	(361,131)
Deferred tax and social contribution	(233,788)	(339,054)	105,266
Reversal of dividends and interest on own capital subject to approval by shareholder’s		(40,537)	40,537
Other		(11,099)	11,099
Total of adjustments	(125,514)	9,352	(134,866)
Amounts under IFRS	10,333,174	8,424,457	1,908,717

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(b)           Reconciliation amounts in the statement of income

		2009
	Revenue	Profit (loss) for the year
Amounts under BR GAAP	9,900,321	1,344,220
Revaluation of flight equipment		(1,299,713)
Loyalty Program	(134,815)	(123,481)
Deferred tax and social contribution		467,143
Other		49,246
Total of adjustments	(134,815)	(906,805)
Amounts under IFRS	9,765,506	437,415

		2008
	Revenue	Profit (loss) for the year
Amounts under BR GAAP	10,592,044	(1,508,787)
Revaluation of flight equipment		206,139
Loyalty Program	(79,000)	(53,152)
Deferred tax and social contribution		(28,724)
Other		(49,246)
Total of adjustments	(79,000)	75,017
Amounts under IFRS	10,513,044	(1,433,770)

		2007
	Revenue	Profit (loss) for the year
Amounts under BR GAAP	8,151,174	528,965
Revaluation of flight equipment		(160,403)
Loyalty Program	(132,355)	(130,780)
Deferred tax and social contribution		93,997
Total of adjustments	(132,355)	(197,186)
Amounts under IFRS	8,018,819	331,779

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

35      Events after the reporting period

(a)         Initial public offering of shares of the subsidiary Multiplus

On February 5, 2010 the Company concluded the initial public offering of shares of its subsidiary Multiplus, offering 39,340,000 shares held by the Company for an offering price of R$ 16.00 per share (sixteen reais) net proceeds of R$ 629,440. On March 02, 2010 3,934,000 shares were sold at a selling price of R$ 16.00 (sixteen reais) representing proceeds of R$ 62,944. The resources proceeding from the IPO will be used for general corporate purposes and reducing indebtedness.

After the offer the Company continues to control Multilplus S.A. through its remaining 72.5% voting and total interest.

(b)         Acquisition of Pantanal Linhas Aéreas S.A.

On December 19, 2009 TAM S.A. announced that it had agreed to purchase all shares of the regional airline company Pantanal S.A. (“Pantanal”).  This acquisition, which has substantial strategic value in the view of management, has a purchase price of R$ 13 million and represents an important step towards transformation of the Company into a diversified business group in the civil aviation field, pursuant to its objective of constantly seeking out new opportunities for growth. On March 15, 2010 this acquisition was approved by the Brazilian Civil Aviation Agency (ANAC) and on March 30 Pantanal’s authorization to operate was renewed to 2020.

No contingent purchase price exists as result of the terms of the transaction and the selling shareholders did not granted guarantees or indemnification rights with respect to contingent liabilities.

Pantanal has a fleet of three ATR-42 aircraft and operates out of São Paulo’s Congonhas Airport, performing regular passenger and cargo transportation services from São Paulo to six cities with medium-sized population in the states of São Paulo, Minas Gerais and Paraná. Its ATR42-320 aircraft regularly flies to and from Araçatuba, Bauru, Marília, Presidente Prudente, Juiz de Fora and Maringá.

After concluding the acquisition of Pantanal, the Company prepared an opening balance sheet as of February 28, 2010, where assets and liabilities of Pantanal were recorded under the purchase method. Identifiable assets and liabilities are recognized at its fair value on the date of acquisition.

Management has concluded that the effect of using February 28, 2010 as the date of the opening balance sheet and as the date from which results of operations of Pantanal are consolidated instead of using March 15, 2010 did not result in any material difference in the opening balance sheet or the results of operations of TAM.

The main line items of the balance sheet as of February 28, 2010 are as follows:

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

Opening balance sheet at. February 28, 2010 - Preliminary

Assets
Cash and cash equivalents	956
Accounts receivable	5,733
Inventories	7,765
Others accounts receivable	2157
Property, plant and equipment	13,981
Intangible assets	124,927

Total	155,519

Liabilities
Suppliers	5,440
Financial liabilities	16,284
Salaries and social charges	13,441
Deferred revenue	4,808
Taxes, charges and contributions	7,756
Provisions	7,386
Other current liabilities	2,886
Fiscal recovery program	68,935
Contingencies	10,390
Other provisions	5,193

142,159

Equity	13,000

Total	155,518

On a preliminary basis management has identified as separable intangible assets airport operation rights. Also on a preliminary basis management estimated the fair value of such intangible assets at R$ 124,927.Those rights are considered to have an indefinite useful life and are based on the expected profitability from operating scheduled flights from the relevant airports.

The amount of intangible assets represents current management best estimate based on current available information. Management expects to perform a valuation of certain assets and liabilities, including intangible assets and contingent liabilities, until the end of the year 2009 which may results in adjustments to this preliminary allocation.

TAM management will asses the impairment of those rights annually, or in a shorter period in the event of changes in circumstances.

There is no tax effect on the goodwill.

Previously the date of purchase, there were no relationships between the TAM and Pantanal.

36                 Consolidation schedules

In accordance with SEC rule SX 3-10 the Company is presenting the consolidation schedules for the following entities: TAM S.A. (parent company and guarantor), TAM Linhas Aéreas S.A. (guarantor), TAM Capital (subsidiary issuer), TAM Financial 1 , TAM Financial 2, TP Participações, TAM Mercosur and TAM Fidelidade (non guarantors).

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(a)           Income statement

(i)      For the year ended December 31, 2009

	TAM S.A. (parent Company and Guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (Subsidiary Issuer)	Multiplus	Others -(non guarantors)	Consolidation adjustment	Consolidated

Revenue		9,557,732			242,378	(34,604)	9,765,506
Operating expenses	1,342,918	(9,321,331)	(12)	(128)	(210,020)	(1,407,253)	(9,595,826)

Operating profit before movements in fair value of fuel derivatives	1,342,918	236,401	(12)	(128)	32,358	(1,441,857)	169,680

Movements in fair value of fuel derivatives		295,797				21,055	316,852
Gains/(losses) on revaluation of aircraft recognized in the income statement		(1,239,361)				31,753	(1,207,608)

Operating (loss)/profit	1,342,918	(707,163)	(12)	(128)	32,358	(1,389,049)	(721,076)

Share of earnings (loss) of subsidiaries
Finance income		1,959,353	235,992		183,586	33,755	2,412,686
Finance costs		(615,818)	(231,014)		(119,823)	(74,759)	(1,041,414)

Profit/(Loss) before income tax	1,342,918	636,372	4,967	(128)	96,121	(1,430,054)	650,196

Income tax and social contribution	(387)	(207,965)			(4,429)		(212,781)

Profit/(Loss) for the year (all continuing operations)	1,342,531	428,407	4,967	(128)	91,692	(1,430,054)	437,415

Attributable to
Non-controlling interest						1,681	1,681
Equity holders of TAM	1,342,531	428,407	4,967	(128)	91,692	(1,431,735)	435,734

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(ii)                  For the year ended December 31, 2008

	TAM S.A.	TAM Linhas.	TAM Capital
	(parent company	Aéreas S.A.	(subsidiary	Others (non-	Consolidation
	and guarantor)	(guarantor)	issuer)	-guarantors)	adjustments	Consolidated

Revenue		10,253,235		293,990	(34,181)	10,513,044
Operating expenses	(4,006)	(9,740,458)	(134)	(243,824)	34,315	(9,954,107)

Operating profit before movements in fair value of fuel derivatives	(4,006)	512,777	(134)	50,166	134	558,937

Movements in fair value of fuel derivatives		(1,273,461)				(1,273,461)
Gains/(losses) on revaluation of aircraft recognized in the income statement		242,370				242,370

Operating (loss)/profit	(4,006)	(518,314)	(134)	50,166	134	(472,154)

Share of earnings (loss) of subsidiaries	(1,348,470)	18,221			1,330,249
Finance income	48,940	1,335,626	213,804	23,086	(211,095)	1,410,361
Finance costs	(66,265)	(2,907,168)	(393,064)	(30,080)	390,357	(3,006,220)

Profit/(Loss) before income tax	(1,369,801)	(2,071,635)	(179,394)	43,172	1,509,645	(2,068,013)

Income tax and social contribution	9,694	632,218		(7,669)		634,243

Profit/(Loss) for the year (all continuing operations)	(1,360,107)	(1,439,417)	(179,394)	35,503	1,509,645	(1,433,770)

Attributable to
Non-controlling interest					868	868
Equity holders of TAM	(1,360,107)	(1,439,417)	(179,394)	35,503	1,508,777	(1,434,638)

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(iii)  For the year ended December 31, 2007

	TAM S.A.	TAM Linhas.	TAM Capital
	(parent company	Aéreas S.A.	(subsidiary	Others (non-	Consolidation
	and guarantor)	(guarantor)	issuer)	guarantors)	adjustments	Consolidated

Revenue		7,823,163		225,876	(30,220)	8,018,819
Operating expenses	(7,341)	(7,507,651)	(401)	(215,352)	32,267	(7,697,478)

Operating profit before movements in fair value of fuel derivatives and revaluation of aircraft	(7,341)	315,512	(401)	10,524	2,047	320,341

Movements in fair value of fuel derivatives		130,410				130,410
Gains/(losses) on revaluation of aircraft recognized in the income statement		(224,701)				(224,701)

Operating (loss)/profit	(7,341)	221,221	(401)	10,524	2,047	226,050

Share of earnings (loss) of subsidiaries	510,057	3,577	(583)	(9,842)	(503,209)
Finance income	59,561	942,082	45,105	16,027	(55,907)	1,006,868
Finance costs	(62,048)	(722,547)	(29,024)	(31,585)	90,006	(755,198)

Profit/(Loss) before income tax	500,229	444,333	15,097	(14,876)	(467,063)	477,720

Income tax and social contribution	4,900	(149,600)		(1,241)		(145,941)

Profit/(Loss) for the year (all continuing operations)	505,129	294,733	15,097	(16,117)	(467,063)	331,779

Attributable to
Non-controlling interest					177	177
Equity holders of TAM	505,129	294,733	15,097	(16,117)	(467,240)	331,602

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(b)           Balance sheet

As at December 31, 2009

	TAM S.A. (parent Company and Guarantor	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (Subsidiary Issuer	Multiplus	Others -(non guarantors	Total	Consolidation adjustment	Consolidated

Assets
Current assets
Cash and cash equivalents	316	979,448	22,812		72,596	1,075,172		1,075,172
Financial assets at fair value through profit and loss	420,655	(115,498)	159,175		546,690	1,011,022		1,011,022
Trade accounts receivable		1,087,560			77,486	1,165,046	(43,067)	1,121,979
Inventories		194,029			1,063	195,092		195,092
Taxes recoverable	35,852	55,597			7,819	99,268		99,268
Prepaid expenses	223,404	146,231		858	1,418	371,912	(223,002)	148,910
Other receivables		139,998			45,305	185,303	(42,332)	142,971

	680,228	2,487,365	181,987	858	752,377	4,102,815	(308,401)	3,794,414

Non-current assets
Restricted cash		79,370			2,593	81,963	(2,593)	79,370
Deposits in guarantee		59,520				59,520		59,520
Deferred income tax and social contribution	15,164	606,624				621,788		621,788
Prepaid aircraft maintenance		408,628				408,628		408,628
Investments	1,681,229	(45,887)				1,635,342	(1,635,342)
Related parties	18,714	9,101	179,450		26,518	233,783	(233,783)
Other receivables		28,548				28,548	1	28,549
Property, plant and equipment including aircraft pre-delivery payments		6,634,605			275,891	6,910,496		6,910,496
Intangible assets		237,909		3,783	9	241,701		241,701

	1,715,107	8,018,418	179,450	3,783	305,011	10,221,769	(1,871,717)	8,350,052

Total assets	2,395,335	10,505,783	361,437	4,641	1,057,388	14,324,584	(2,180,118)	12,144,466

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

	TAM S.A. (parent Company and Guarantor	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (Subsidiary Issuer	Multiplus	Others -(non guarantors	Total	Consolidation adjustment	Consolidated
Liabilities

Current liabilities
Suppliers		396,608		852	76,548	474,008	(43,026)	430,982
Financial liabilities	184,502	969,392	5,778		85,013	1,244,685		1,244,685
Salaries and social charges	39	304,091			3,477	307,607		307,607
Deferred income		1,685,910			10,749	1,696,659	1,662	1,698,321
Taxes, charges and contributions	9,654	164,695			5,313	179,662		179,662
Proposed interest on own capital and dividends	233,985	223,001				456,986	(223,001)	233,985
Derivative financial instruments		207,160			28,567	235,727		235,727
Related parties		47,024				47,024	(47,024)
Other current liabilities		123,696				123,696		123,696

	428,180	4,121,577	5,778	852	209,667	4,766,054	(311,389)	4,454,665

Non current liabilities
Financial liabilities	332,804	4,565,248	514,902		511,783	5,924,737		5,924,737
Derivative financial instruments		5,077			1,211	6,288		6,288
Deferred income		100,169				100,169		100,169
Provisions for contingencies	(95)	661,817			4,851	666,573		666,573
Refinanced taxes payable under Fiscal Recovery Program		319,671				319,671		319,671
Other non-current liabilities		162,848				162,848	11,099	173,948
Related parties		79,657		3,916	149,810	233,383	(233,384)

	332,709	5,894,487	514,902	3,916	667,655	7,413,669	(222,285)	7,191,386

Total liabilities	760,889	10,016,064	520,680	4,768	877,322	12,179,723	(533,674)	11,646,051

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

	TAM S.A. (parent Company and Guarantor	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (Subsidiary Issuer	Multiplus	Others -(non guarantors	Totals	Consolidation adjustment	Consolidated
Equity
Capital and reserves attributable to equity holders of TAM S.A.
Share capital	675,497	752,730	88	1	161,891	1,590,207	(914,710)	675,497
Revaluation reserve	130,541	110,769			7,654	248,964	(132,460)	116,504
Other reserves	131,583	35,668			(16,896)	150,355	(18,772)	131,583
Retained earnings /(Accumulated deficit)	696,825	(409,448)	(159,331)	(128)	27,417	155,335	(583,912)	(428,577)

	1,634,446	489,719	(159,243)	(127)	180,066	2,144,861	(1,649,854)	495,007

Non-controlling interest							3,408	3,408

Total equity	1,634,446	489,719	(159,243)	(127)	180,066	2,144,861	(1,646,446)	498,415

Total liabilities and equity	2,395,335	10,505,783	361,437	4,641	1,057,388	14,324,584	(2,180,118)	12,144,466

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

As at December 31, 2008

	TAM S.A. (parent Company and Guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (Subsidiary Issuer)	Others -(non guarantors)	Total	Consolidation adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	251,269	372,496	385	33,568	657,718	14,067	671,785
Financial assets at fair value through profit and loss	156,837	1,060,274	435,653	39,582	1,692,346	(450,075)	1,242,271
Trade accounts receivable		1,113,338		96,401	1,209,739	(52,500)	1,157,239
Inventories		168,091		1,331	169,422		169,422
Non-current assets held for sale		62,134			62,134		62,134
Taxes recoverable	26,650	84,529		9,533	120,712		120,712
Prepaid expenses	419	86,559	1,580		88,558	60,723	149,281
Other receivables	47,447	153,005		40,516	240,968	(143,024)	97,944

	482,622	3,100,426	437,618	220,931	4,241,597	(570,809)	3,670,788

Non current assets
Deposits in guarantee		116,135			116,135		116,135
Deferred income tax and social contribution	15,769	291,200			306,969		306,969
Prepaid aircraft maintenance		432,839			432,839	(49,246)	383,593
Other receivables	847	108,347	108,608	2,147	219,949	(62,045)	157,904
Property, plant and equipment including aircraft pre-delivery payments	798	9,647,989		14,665	9,663,452		9,663,452
Intangible assets		152,078			152,078	14	152,092
Investments	664,549				664,549	(664,549)

	681,963	10,748,588	108,608	16,812	11,555,971	(775,826)	10,780,145

Total assets	1,164,585	13,849,014	546,226	237,743	15,797,568	(1,346,635)	14,450,933

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

	TAM S.A. (parent Company and Guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (Subsidiary Issuer)	Others -(non guarantors)	Total	Consolidation adjustments	Consolidated

Liabilities
Current liabilities
Suppliers		395,966		98,726	494,692	(8597)	486,095
Financial liabilities	28,542	881,611	9,336		919,489	(9,336)	910,153
Salaries and social charges	6,013	353,469		24,873	384,355	(66,404)	317,951
Deferred income		1,084,544		21,175	1,105,719		1,105,719
Taxes, charges and contributions		245,910		427	246,337		246,337
Proposed interest on own capital and dividends	599	47,057			47,656	(47,057)	599
Derivative financial instruments		1,021,928			1,021,928		1,021,928
Other current liabilities	6	159,160		8,151	167,317	(18,226)	149,091

	35,160	4,189,645	9,336	153,352	4,387,493	(149,620)	4,237,873

Non-current liabilities
Financial liabilities	500,000	6,678,873	701,100		7,879,973	(701,100)	7,178,873
Derivative financial instruments		107,057			107,057		107,057
Deferred income		369,210			369,210		369,210
Provisions for contingencies	(30)	942,039		5,791	947,800		947,800
Other non-current liabilities	(10,563)	282,992			272,429	10,564	282,993

	489,407	8,380,171	701,100	5,791	9,576,469	(690,536)	8,885,933

Total liabilities	524,567	12,569,816	710,436	159,143	13,963,962	(840,156)	13,123,806

Equity
Capital and reserves attributable to equity holders of TAM S.A.
Share capital	675,497	752,727	88	43,728	1,472,040	(796,543)	675,497
Revaluation reserve	133,169	1,137,915		7,866	1,278,950	(132,121)	1,146,829
Other reserves	92,092	25,212		883	118,187	(26,095)	92,092
Retained earnings /(Accumulated deficit)	(260,740)	(636,656)	(164,298)	26,123	(1,035,571)	444,046	(591,525)
	640,018	1,279,198	(164,210)	78,600	1,833,606	(510,713)	1,322,893
Non-controlling interest						4,234	4,234
Total equity	640,018	1,279,198	(164,210)	78,600	1,833,606	(506,479)	1,327,127

Total liabilities and equity	1,164,585	13,849,014	546,226	237,743	15,797,568	(1,346,635)	14,450,933

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

As at December 31, 2007

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary Issuer)	Others (non-guarantors)	Total	Consolidation adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	386,295	20,407	518	60,759	467,979	(1,441)	466,538
Financial assets at fair value through profit and loss	125,470	2,020,057	541,950		2,687,477	(547,138)	2,140,339
Trade accounts receivable		939,050		63,373	1,002,423	(64,495)	937,928
Inventories		99,459		726	100,185		100,185
Non-current assets held for sale		62,286			62,286		62,286
Taxes recoverable	16,150	62,213		8,654	87,017		87,017
Derivative financial instruments		62,967			62,967		62,967
Prepaid expenses	438	144,551	1,200		146,189	49,697	195,886
Other receivables	55,359	109,350			164,709	(90,605)	74,104

	583,712	3,520,340	543,668	133,512	4,781,232	(653,982)	4,127,250

Non-current assets
Deposits in guarantee		148,565		12,923	161,488		161,488
Deferred income tax and social contribution	6,064	(1,294)			4,770		4,770
Prepaid aircraft maintenance		119,633			119,633		119,633
Other receivables	1,164	117,004	9,983	1,964	114,455	(9,746)	104,709
Investments	1,992,691				1,992,691	(1,992,691)
Property, plant and equipment including aircraft pre-delivery payments		5,769,951		(1,785)	5,768,166	12,910	5,781,076
Intangible assets		34,236			34,236	12	34,248

	1,999,919	6,188,095	9,983	13,102	8,195,439	(1,989,515)	6,205,924

Total assets	2,583,631	9,708,435	553,651	146,614	12,976,671	(2,643,497)	10,333,174

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary Issuer)	Others (non-guarantors)	Total	Consolidation adjustments	Consolidated
Liabilities

Current liabilities
Suppliers		407,156		66,894	474,050	(47,194)	426,856
Financial liabilities	23,147	1,174,839	7,076		1,205,062	(7,076)	1,197,986
Salaries and social charges	43	345,559		1,131	346,733	(110,026)	236,707
Deferred income		1,027,616		21,898	1,049,514		1,049,514
Taxes, charges and contributions	11	128,495		629	129,135		129,135
Proposed interest on own capital and dividends		55,361			55,361	(23,308)	32,052
Other current liabilities	72,618	34,817		23,330	130,765		130,765

	95,819	3,173,843	7,076	113,882	3,390,620	(187,604)	3,203,015

Non–current liabilities
Financial liabilities	500,000	3,408,700	531,390		4,440,090	(531,390)	3,908,700
Deferred income		357,769			357,769		357,769
Provisions for contingencies	(14)	761,077		3,514	764,577	5,119	769,696
Other non-current liabilities	(5,442)	185,277			179,835	5,442	185,277

	494,544	4,712,823	531,390	3,514	5,742,271	(520,829)	5,221,442

Total liabilities	622,415	7,886,666	538,466	117,396	9,132,891	(708,433)	8,424,457
Equity
Capital and reserves attributable to equity holders of TAM S.A.
Share capital	675,497	659,701	88	34,288	1,369,574	(694,077)	675,497
Revaluation reserve	135,134	276,197		8,026	419,357	(134,892)	284,465
Other reserves	885,383	18,040		319	903,742	(18,359)	885,383
Retained earnings/(Accumulated deficit)	297,254	852,171	15,097	(13,415)	1,151,107	(1,090,364)	60,743
	1,993,268	1,806,109	15,185	29,218	3,843,780	(1,937,692)	1,906,088
Non-controlling interest						2,629	2,629
Total equity	1,993,268	1,806,109	15,185	29,218	3,843,780	(1,935,063)	1,908,717

Total and liabilities and equity	2,583,631	9,692,775	553,651	146,614	12,976,671	(2,643,496)	10,333,174

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

(c)           Cash flow statement

For the year ended December 31, 2009

	TAM S.A. (parent Company and Guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (Subsidiary Issuer)	Others -(non guarantors)	Multiplus	Total	Consolidation adjustment	Consolidated

Cash flows from operating activities	91,342	448,821	(220,596)	69,558	3,782	392,907	194,258	587,165
Tax paid		(83,429)				(83,429)		(83,429)
Interest paid	(61,055)	(251,631)	(43,387)	(1,652)		(357,725)	45,092	(312,633)

Net cash generated from operating activities	30,287	113,761	(263,983)	67,906	3,782	(48,247)	239,350	191,103

Cash flows from investing activities
Investments in restricted cash		(79,370)				(79,370)		(79,370)
Interest on capital and dividends payable	74,693					74,693	(74,693)
Related parties	(19,250)	47,456				28,206	(28,206)
Proceeds from sale property, plant and equipment (PPE)		35,869				35,869		35,869
Purchases of property, plant and equipment (PPE)		(335,627)		731		(334,896)		(334,896)
Purchases of intangible assets		(131,513)			(3,783)	(135,296)		(135,296)
Deposits in guarantee
Reimbursement		60,697		3,645		64,342	(3,645)	60,697
Deposits made		(27,922)		(20,835)		(48,757)	20,835	(27,922)
Pre delivery payments
Reimbursement				38,818		38,818	(38,818)

Net cash (used in) investing activities	55,443	(430,410)		22,359	(3,783)	(356,391)	(124,527)	(480,918)

Cash flows from financing activities
Interest on capital and dividends payable		(47,057)		(27,636)		(74,693)	74,693
Short and long-term borrowings
Issuance		236,581				236,581		236,581
Repayment		(70,714)		(56,563)		(127,277)	56,563	(70,714)

Capital element of finance leases		(567,649)				(567,649)		(567,649)

Debentures
Issuance		592,686				592,686		592,686

Issuance of senior notes		502,298		511,122		1,013,420	(511,122)	502,298

Net cash (used in) from financing activities		646,145		426,923		1,073,068	(379,866)	693,202

Net increase in cash and cash equivalents	85,730	329,496	(263,983)	517,188	(1)	668,430	(265,043)	403,387
		-
Cash and cash equivalents at beginning of year	46,222	593,879	445,971	99,021		1,185,093	(513,308)	671,785

Cash and cash equivalents at end of year	131,952	923,375	181,988	616,209	(1)	1,853,523	(778,351)	1,075,172

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

For the year ended December 31, 2008

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary Issuer)	Others (non-guarantors)	Consolidation adjustments	Consolidated

Cash flows from operating activities	349	1,905,969	(167,402)	(19,015)	184,576	1,904,477
Tax paid		(58,443)				(58,443)
Interest paid	(57,393)	(246,132)				(303,525)

Net cash generated from operating activities	(57,044)	1,601,394	(167,402)	(19,015)	184,576	1,542,509

Cash flows from investing activities
Proceeds from sale property, pant and equipment (PPE)		8,204				8,204
Purchases of property, plant and equipment (PPE)		(627,523)		4,326	(14,286)	(637,483)
Purchases of intangible assets		(133,454)			(15)	(133,469)
Deposits in guarantee
Reimbursement		106,292				106,292
Deposit made		(30,503)		(12,502)	12,502	(30,503)
Pre-delivery payments
Reimbursement		261,302				261,302
Payment		(217,688)				(217,688)

Net cash used in investing activities		(633,370)		(8,176)	(1,799)	(643,345)

Cash flows from financing activities
Purchase of treasury shares	(14,269)					(14,269)
Dividends paid to TAM's stockholders	(63,713)	(8,352)				(72,065)
Short and long-term borrowings
Issuance		208,692				208,692
Repayment		(471,390)				(471,390)
Capital element of finance leases		(340,092)				(340,092)
Repayment of debentures		(4,793)				(4,793)
Issuance of senior notes			167,269		(167,269)

Net cash used in financing activities	(77,982)	(615,935)	167,269		(167,269)	(693,917)

Net increase in cash and cash equivalents	(135,026)	352,089	(133)	(27,191)	15,508	205,247

Cash and cash equivalents at beginning of year	386,295	20,407	518	60,759	(1,441)	466,538

Cash and cash equivalents at end of year	251,269	372,496	385	33,568	14,067	671,785

TAM S.A.

Notes to the Consolidated Financial Statements

In thousands of reais, unless otherwise indicated

For the year ended December 31, 2007

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary Issuer)	Others (non-guarantors)	Consolidation adjustments	Consolidated

Cash flows from operating activities	199,651	568,717	(34,832)	38,282	(47,058)	724,760
Tax paid		(65,528)				(65,528)
Interest paid	(65,620)	(220,939)				(286,559)

Net cash generated from operating activities	134,031	282,250	(34,832)	38,282	(47,058)	372,673

Cash flows from investing activities
Proceeds from sale of property, plant and equipment (PPE)		4,558				4,558
Investments in subsidiaries	(30)				30
Purchases of property, plant and equipment (PPE)		(311,818)		4,988	(5,022)	(311,852)
Proceeds from sale of PPE
Purchases of intangible assets		(37,071)				(37,071)
Deposits in guarantee
Reimbursement		21,011				21,011
Deposit made		(65,383)				(65,383)
Pre-Delivery payment
Reimbursement		401,977				401,977
Payment		(451,456)				(451,456)

Net cash used in investing activities	(30)	(438,182)		4,988	(4,992)	(438,216)

Cash flows from financing activities
Proceeds from issuance of common shares	497					497
Purchase of treasury shares
Dividends paid to TAM's stockholders	(137,106)				(523)	(137,629)
Short and long-term borrowings
Issuance		638,105				638,105
Repayment		(591,857)				(591,857)
Capital element of finance leases		(263,664)				(263,664)
Debentures		(19,957)				(19,957)
Repayment
Issuance of senior notes		607,080				607,080
Funds obtained			607,080		(607,080)

Net cash used in financing activities	(136,609)	369,707	607,080		(607,603)	232,575

Net increase in cash and cash equivalents	(2,608)	213,775	572,248	43,270	(659,653)	167,032

Cash and cash equivalents at beginning of year	173,157	22,919	(571,730)	(29,037)	704,197	299,506

Cash and cash equivalents at end of year	170,549	236,694	518	14,233	44,544	466,538

  *   *   *