Form 20-F
period 2010-12-31
TAM AIRLINES S.A.; TAM CAPITAL INC.; TAM S.A.
filed 2011-05-13
CIK 1415933, 1415934, 1353691

As filed with the Securities and Exchange Commission on May 13, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

55,816,683 Common Shares
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

- i -

E. Dilution	98
F. Expenses of the Issue	99
ITEM 10. ADDITIONAL INFORMATION	99
A. Share Capital	99
B. Memorandum and Articles of Association	99
C. Material Contracts	103
D. Exchange Controls	106
E. Taxation	108
F. Dividends and Paying Agents	113
G. Statement by Experts	114
H. Documents on Display	114
I. Subsidiary Information	114
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	114
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	116
D. American Depositary Shares	116
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	118
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	118
ITEM 15T. CONTROLS AND PROCEDURES	119
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	119
ITEM 16B. CODE OF ETHICS	119
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	119
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	120
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	120
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	120
ITEM 16G. CORPORATE GOVERNANCE	120
ITEM 17. FINANCIAL STATEMENTS	121
ITEM 18. FINANCIAL STATEMENTS	121
ITEM 19. EXHIBITS	121
SIGNATURES	122

- ii -

INTRODUCTION

In this annual report (the "Annual Report"), "TAM S.A." refers to TAM S.A., a sociedade anônima de capital aberto organized under the laws of Brazil, "Multiplus" or "Multiplus Fidelidade" refers to Multiplus S.A., a sociedade anônima de capital aberto organized under the laws of Brazil, "TAM Linhas Aéreas" or "TLA" refer to TAM Linhas Aéreas S.A., a sociedade anônima de capital fechado organized under the laws of Brazil, "Pantanal" refers to Pantanal Linhas Aéreas S.A., a sociedade anônima de capital fechado organized under the laws of Brazil, "TAM Viagens" refers to Fidelidade Viagens e Turismo Limited, a sociedade limitada organized under the laws of Brazil, "TAM Mercosur" refers to Transportes Aéreos Del Mercosur S.A., a sociedade anônima  de capital fechado organized under the laws of Paraguay, "TP Franchising" refers to TP Franchising Limited, a sociedade limitada organized under the laws of Brazil, "TAM Milor" refers to TAM Milor - Táxi Aéreo, Representações, Marcas e Patentes S.A., a sociedade anônima de capital aberto organized under the laws of Brazil, "TAM Capital" refers to TAM Capital Inc., "TAM Capital 2" refers to TAM Capital 2 Inc., "TAM Financial 1" refers to Tam Financial Services 1 Limited  and "TAM Financial 2" refers to Tam Financial Services 2 Limited, and each of TAM Capital, TAM Capital 2, TAM Financial 1 and TAM Financial 2 is an exempted company incorporated with limited liability in the Cayman Islands.  The terms "we," "our" and "us" refer to TAM S.A., its consolidated subsidiaries and each of the companies mentioned above, which are its controlled subsidiaries.  References to "preferred shares" and "ADSs" refer to the non‑voting preferred shares of TAM S.A. and the American depositary shares representing those preferred shares, respectively, except where the context otherwise requires.

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

•                    "BELF" means the break‑even load factor, or the load factor in which revenue equals operating expenses.

•                    "Block hours" refers to the elapsed time between an aircraft's departure from its airport departure gate and arrival at its airport destination gate.

•                    "CASK" means cost per ASK, or the quotient of total operating expenses (excluding the fair value of fuel derivatives) divided by the number of available seat kilometers.  The result is presented in this Annual Report in centavos  per ASK.

•                    "Load factor" means the percentage of an aircraft occupied by paying passengers on a flight, or the quotient of RPK divided by ASK.

•                    "RASK" means revenue per ASK, or the quotient of net revenue divided by the number of available seat kilometers.  The result is presented in this Annual Report in centavos per ASK.

•                    "RPK" means revenue passenger kilometer, which corresponds to the product of the number of paying passengers transported multiplied by the number of kilometers flown by those passengers.

•                    "Yield" means the average amount paid per passenger to fly one kilometer.

PRESENTATION OF FINANCIAL AND OTHER DATA

We prepare our consolidated annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  Our financial statements are prepared under the historical cost model and derivative financial instruments are accounted for using the fair value measurement model.

Our audited consolidated annual financial statements as of and for the years ended December 31, 2010, 2009, 2008 and 2007, as included in this Annual Report, have been audited by our independent registered public accounting firm.

In 2008, we adopted IFRS and prepared IFRS consolidated financial statements for the year ended December 31, 2008, which was two years earlier than required by CVM Instruction 457/07.  CVM Instruction 457/07 mandated that Brazilian listed companies prepare consolidated financial statements in conformity with the pronouncements issued by the IASB as of and from the year ended December 31, 2010.  In accordance with our adoption of IFRS, we elected to adopt certain accounting policies permitted under IFRS, including the policy permitting periodic revaluation of the carrying amount of our flight equipment.  Accordingly, our financial statements prepared in accordance with IFRS as of and for the years ended December 31, 2009 and 2008, filed in our annual reports on Form 20-F for those years, were prepared recognizing the periodic revaluation of flight equipment, as permitted under IFRS.

Our non-consolidated individual parent company financial statements as of and for those years, which are not part of our annual reports on Form 20-F, were prepared in accordance with accounting practices adopted in Brazil.  In those financial statements, we did not revalue our flight equipment because that accounting policy is not permissible under Brazilian Corporate Law.  Accounting practices adopted in Brazil for years ending December 31, 2010  and thereafter ("New Brazilian GAAP") include standards issued by the Brazilian Accounting Pronouncements Committee ("CPC"), which are strictly based on the corresponding standards issued by the IASB. However, certain electable accounting policies allowed under IFRS are not permitted under New Brazilian GAAP, including the option for measuring property, plant and equipment at revalued amounts.

On December 2, 2010, the CVM issued CVM Resolution 647 approving Technical Pronouncement CPC 37 (R1) – First-time Adoption of International Accounting Standards ("CPC 37 (R1)").  CPC 37 (R1) establishes that if an entity presented IFRS consolidated financial statements for any year prior to January 1, 2009 in a manner that was not consistent with New Brazilian GAAP standards, that entity should limit any inconsistency in accounting practices solely to those existing at the time of adoption of IFRS.  The CVM  also required that Brazilian listed companies that have already published their IFRS consolidated financial statements submit detailed information supporting the maintenance of those differences to the CVM, with the CVM then having the discretion to allow such inconsistency, restrict the continuation of such inconsistency, or eliminate such inconsistency altogether.

On December 16, 2010, the CVM issued CVM Resolution 651 approving Technical Pronouncement CPC 43 (R1) – First-time Adoption of Technical Pronouncements CPC 15 to 41 ("CPC 43 (R1)").  One of the purposes of CPC 43 (R1) is, together with CPC 37 (R1), to facilitate the reconciliation of net income/loss and shareholders equity between non-consolidated individual parent company financial statements prepared in accordance with New Brazilian GAAP and consolidated financial statements prepared in accordance with IFRS. CPC 43 (R1) reaffirms the CPC’s view that it its undesirable to have two sets of financial statements that contain different accounting criteria and different net income/loss and shareholders’ equity. To avoid this result, CPC 43 (R1) permits adjustments to non-consolidated individual parent company financial statements of Brazilian companies, so that, when consolidated, the assets, liabilities, equity, and net income/loss in consolidated financial statements prepared under IFRS reconcile with individual parent company financial statements prepared under New Brazilian GAAP.

On the basis that:

•         Brazilian Corporate Law prohibits our individual non-consolidated parent company financial statements from recognizing the effects of flight equipment revaluation, and

•         the purpose of CPC 43 (R1) is that no differences should exist between net income/loss and shareholders equity in individual and consolidated financial statements prepared under IRFS and New Brazilian GAAP, we have elected to change our accounting policy with respect to recognizing the effects of flight equipment revaluation in our consolidated financial statements prepared under IFRS.  This will provide consistency with our individual non-consolidated parent company financial statements prepared under New Brazilian GAAP.  As a result, the consolidated financial statements prepared in accordance with IFRS and presented herein have been prepared to account for property, plant and equipment at historical cost as permitted by IAS 16.

For comparison purposes, our consolidated annual financial statements as of and for the years ended December 31, 2009, 2008 and 2007 that were filed in our Annual Report on Form 20-F for the year ended December 31, 2009 have been retroactively adjusted in this Annual Report to reflect this change in accounting policy.  Please see Note 4 to our audited consolidated annual financial statements as of and for the year ended December 31, 2010 included in this Annual Report for additional information on this change in accounting policy and the retrospective adjustments made to our consolidated annual financial statements as of and for the years ended December 31, 2009, 2008 and 2007.

For ease of presentation, certain financial information contained in this Annual Report has been presented in U.S. dollars.  This Annual Report contains translations of various real amounts, before rounding, into U.S. dollars at specified rates solely for your convenience.  You should not construe these translations as representations by us that the real  amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.  Unless otherwise indicated, we have translated the real amounts using a rate of R$1.67  to U.S.$1.00, the U.S. dollar selling rate published by the Central Bank on December 31, 2010.  On May 9, 2011, the U.S. dollar selling rate published by the Central Bank was R$1.62 to U.S.$1.00.

The information contained in this Annual Report relating to Brazil and the Brazilian economy is based on data published by the Central Bank, government agencies and other independent sources.  Data and statistics regarding the Brazilian civil aviation markets are based on publicly available data published by ANAC.  Data and statistics regarding the international civil aviation markets are based on publicly available data published by the International Civil Aviation Organization ("ICAO") and the International Air Transport Association ("IATA").  We also make statements in this Annual Report about our competitive position and market share in, and the market size of, the Brazilian airline industry.  We have made these statements on the basis of statistics and other information from third‑party sources that we believe are reliable.  Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

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

FORWARD‑LOOKING STATEMENTS

This Annual Report includes certain forward‑looking statements (particularly in "Item 3.  Key Information — D. Risk Factors," "Item 4.  Information on the Company — B. Business Overview" and "Item 5.  Operating and Financial Review and Prospects").  These forward‑looking statements are based principally on our current expectations and on projections of future events and financial trends that currently affect or might affect our business.  In addition to the items discussed in other sections of this Annual Report, there are many significant factors that could cause our financial condition and results of operations to differ materially from those set out in our forward‑looking statements, including factors such as:

•                     the risk factors set forth in "Item 3.  Key Information — D. Risk Factors" generally and with respect to TAM's proposed business combination with Lan Airlines S.A. ("LAN") in particular;

•                     whether the proposed business combination with LAN is approved  by regulators, LAN's shareholders and other third parties, and whether any conditions required in order to obain such approvals have been satisfied or waived;

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

•                     our ability to obtain financing on commercially reasonable terms; and

•                     changes in fiscal policy and tax laws.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.           Selected Financial Data

The information set forth in this section should be read in conjunction with our audited consolidated annual financial statements (including the notes thereto) set forth in "Presentation of Financial and Other Data," "Item 18.  Financial Statements" and "Item 5.  Operating and Financial Review and Prospects."

The summary consolidated annual financial information as of and for the years ended December 31, 2010, 2009, 2008 and 2007, prepared in accordance with IFRS, is derived from our audited consolidated annual financial statements included elsewhere in this Annual Report, which have been audited by our independent registered public accounting firm.  At  December 31, 2010, we elected to change the accounting policy related to recognition of flight equipment revaluation in its consolidated financial statements. The reason for this change is that Brazilian Corporate Law does not permit the revaluation of assets and, accordingly, our parent company’s financial statements, prepared in accordance with New Brazilian GAAP, cannot include revaluation of assets. In order to avoid differences in the amounts reported on our financial statements and those of our parent company, we made this accounting policy change. For comparison purposes, our consolidated annual financial statements as of and for the years ended December 31, 2009, 2008 and 2007 that were filed in the Annual Report on Form 20-F for the year ended December 31, 2009, filed June 30, 2010, have been retrospectively adjusted in this Annual Report to reflect the revaluation reserve reversal.  Please see Note 4 to our audited consolidated annual financial statements as of and for the year ended December 31, 2010 included in this Annual Report for additional information on the change in accounting policy referred to above and the retrospective adjustments made to our consolidated annual financial statements as of and for the years ended December 31, 2009, 2008 and 2007.

For your convenience, the following tables also contain U.S. dollar translations of the real amounts presented at December 31, 2010, translated using the rate of R$1.67 to U.S.$1.00 published by the Central Bank.  On May 9, 2011, the U.S. dollar selling rate published by the Central Bank was R$1.62 to U.S.$1.00.

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

	At December 31,
IFRS	2010	2010	2009(2)	2008(2)	2007(2)
	(U.S.$ millions)	(R$ millions)
Balance sheet data
Cash and cash equivalents	606	1,012	1,075	672	467
Financial assets at fair value through profit and loss	843	1,407	1,011	1,242	2,140
Trade account receivables	932	1,557	1,122	1,157	938
Total assets	8,681	14,497	12,940	13,417	10,333
Borrowings(1)	368	615	497	402	1,068
Finance lease obligations(1)	2,849	4,758	4,521	6,448	2,968
Debentures(1)	585	977	1,111	529	532
Advance ticket sales	564	942	1,008	820	807
Total equity	1,573	2,627	1,294	293	1,912
Total liabilities and equity	8,681	14,497	12,940	13,417	10,333

(1)    Refers to the total balance of current liabilities plus long-term liabilities.
(2)    Retrospectively adjusted (See Note 4 of our audited consolidated annual financial statements included in this Annual Report for additional information on the reversal of our revaluation reserve and the retrospective adjustments made to our consolidated annual financial statements as of and for the years ended December 31, 2009, 2008 and 2007).

	Year Ended December 31,
IFRS	2010	2010	2009(3)	2008(3)	2007(3)
	(U.S. millions)(1)	(R$ millions)(1)

Revenue	6,814	11,379	9,765	10,513	8,019
Operating expenses	(6,229)	(10,402)	(9,556)	(9,935)	(7,709)
Operating profit before movements in fair value of fuel derivatives	585	977	210	578	309
Movements in fair value of fuel derivatives	22	37	317	(1,273)	130
Operating (loss)/profit	607	1,014	527	(696)	440
Finance income	1,062	1,774	2,413	1,410	1,007
Finance cost	(1,001)	(1,672)	(1,041)	(3,006)	(755)
Profit / (loss) before income tax and social contribution	668	1,116	1,898	(2,292)	691
Income tax and social contribution	(268)	(447)	(649)	710	(214)
Profit / (loss) after tax (all continuing operations)	401	669	1,248	(1,581)	478
Attributable to
Non-controlling interest	(18.9)	(31.5)	(1.7)	0.9	0.2
Equity holders of TAM	381	637	1,247	(1,582)	477
Number of shares outstanding at year end, excluding treasury shares (in thousands of shares):(2)
Common shares	55,817	55,817	50,195	50,195	59,792
Preferred shares	100,390	100,390	100,390	100,390	90,793
Total	156,207	156,207	150,585	150,585	150,585
Earnings (loss) per share (common and preferred) – in R$(2)
Basic	2.53	4.22	8.30	(10.52)	3.17
Diluted	2.51	4.20	8.29	(10.52)	3.15
Dividends declared per share:
Common shares (in reais and U.S. dollars)	0.978	1.1634	1.5762	0.27	0.2093
Preferred shares (in reais and U.S. dollars)	0.978	1.1634	1.5762	0.27	0.2093
Dividends declared per ADS (in reais and U.S. dollars)	0.978	1.1634	1.5762	0.27	0.2093

(1)     Except per share information and where otherwise indicated.

(2)     In 2008, there was a conversion of common shares to preferred shares by a relevant shareholder.

(3)     Retrospectively adjusted (See Note 4 of our audited consolidated annual financial statements included in this Annual Report for additional information on the reversal of our revaluation reserve and the retrospective adjustments made to our consolidated annual financial statements as of and for the years ended December 31, 2009, 2008 and 2007).

		Year Ended December 31,
Operating Data Computed Using Financial Information Under IFRS	2010	2010	2009(1)	2008(1)	2007(1)
	(U.S.$)	(R$)
Operating data
RASK (cents/centavos)(2)	9.53	15.91	15.09	17.78	16.85
RASK domestic (cents/centavos)(3)	7.56	12.72	13.34	16.80	15.16
RASK international (cents/centavos)(3)	7.14	11.92	10.32	12.74	12.56
Yield domestic (cents/centavos)	11.84	19.78	21.60	25.90	22.62
Yield international (cents/centavos)	9.04	15.09	14.26	16.87	17.55
CASK (cents/centavos)	8.71	14.54	14.76	17.40	16.20
CASK except fuel (cents/centavos)	5.82	9.72	10.53	10.52	10.87
Average tariff (dollars/reais)	158.66	264.96	268.11	298.07	250.04

(1)  Retrospectively adjusted (See Note 4 of our audited consolidated annual financial statements included in this Annual Report for additional information on the reversal of our revaluation reserve and the retrospective adjustments made to our consolidated annual financial statements as of and for the years ended December 31, 2009, 2008 and 2007).

(2) Includes passenger, cargo and other revenue.

(3) Includes passenger revenue.

	Year Ended December 31,
Additional Operating Data	2010	2009	2008	2007

Paid passengers transported (thousands)	34,553	30,407	30,144	27,850
RPK (millions)	51,446	44,148	40,518	33,500
ASK (millions)	71,521	64,720	57,091	47,599
Load factor — %	71.9%	68.2%	71.0%	70.4%
Break‑even load factor (BELF) — %	65.7%	66.7%	69.5%	67.7%
Block hours	625,780	566,006	523,114	462,380
Kilometers flown — km (thousands)	376,717	340,545	309,625	273,056
Liters of fuel	2,480,331	2,216,168	2,047,756	1,739,430
Number of employees	28,193	24,348	24,389	20,469
Average aircraft use during the period (hours per day)	12.9	12.5	13.4	13.4
Take‑offs	303,496	285,006	274,856	261,171
Average leg (km)	1,241	1,195	1,126	1,046

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

On March 4, 2005, the Conselho Monetário Nacional (the "CMN") issued Resolution No. 3,265 and Resolution No. 3,266 (each of which became effective on March 14, 2005), which introduced several changes in the Brazilian foreign exchange regime, including (i) the unification of the Commercial Market and the Floating Market, and (ii) the relaxation of rules for the acquisition of foreign currency by Brazilian residents.  It is expected that the Central Bank will further regulate foreign exchange transactions, as well as payments and/or transfers of Brazilian currency between Brazilian residents and non‑residents (those transfers, the International Transfers of Reais), including those made through non‑resident accounts.

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

The following tables set forth the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated:

	Exchange Rates of Reais per U.S. $1.00
Year Ended	Low	High	Average(1)	Period End
December 31, 2006	2.059	2.371	2.215	2.138
December 31, 2007	1.733	2.156	1.944	1.771
December 31, 2008	1.559	2.500	1.837	2.337
December 31, 2009	1.702	2.422	1.998	1.741
December 31, 2010	1.655	1.881	1.759	1.666

(1)       Represents the daily average rate during each of the relevant periods.

Source:  Central Bank.

	Exchange Rates of Reais per U.S. $1.00
Month Ended	Low	High	Period End
September 2010	1.694	1.744	1.694
October 2010	1.655	1.711	1.701
November 2010	1.680	1.734	1.716
December 2010	1.666	1.712	1.666
January 2011	1.651	1.691	1.673
February 2011	1.661	1.678	1.661
March 2011	1.629	1.676	1.629
April 2011	1.565	1.619	1.573

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

Risks Related to TAM's Proposed Combination with LAN

The completion of the proposed combination is subject to many conditions precedent and if these are not satisfied or waived the proposed combination will not be completed.

TAM's proposed combination with LAN will involve an exchange offer (the "exchange offer"). See the section titled "Item 4. Information on the Company - Business Overview - Proposed Combination with LAN" for a description of the exchange offer and the corporate steps to effect the proposed combination. The commencement of the exchange offer is subject to certain conditions, including receipt of all required regulatory approvals (including the required approvals from the CVM, the Superintendencia de Valores y Seguros(the Chilean Securities and Insurance Supervisor, or "SVS"), and the SEC) and approval of the proposed combination by the holders of LAN common shares.  In addition, the exchange offer is subject to the conditions that the exchange offer be accepted by (i) the holders of at least 66 2/3 % of the outstanding shares of TAM not owned by TAM - Empreendimentos e Participações S.A. ("TEP" or the "TAM controlling shareholder") and its affiliates (which is the minimum threshold required to permit the delisting of TAM stock from the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, or BM&FBovespa, after completion of the proposedcombination), and (ii) the holders of a sufficient number of TAM shares so that the sum of (A) the total number of TAM shares that have accepted the exchange offer and (B) the number of TAM shares owned by TAM’s controlling shareholder is more than 95% of the outstanding TAM shares (which is the minimum threshold required to permit a statutory squeeze-out under Brazilian law of all TAM shares that do not accept the exchange offer after completion of the proposed combination).  Certain of these conditions may not be waived without the written agreement of TAM's controlling shareholder and Costa Verde Aeronáutica and Inversones Mineras del Cantábrico (the "LAN controlling shareholders") and neither the TAM controlling shareholder nor the LAN controlling shareholders have any obligation to waive any conditions not satisfied on or prior to the expiration of the exchange offer. Therefore, even if TAM is willing to waive an unsatisfied condition, TAM may be unable to complete the exchange offer if LAN's or TAM's controlling shareholders refuse to waive the condition.  In addition, the obligation of TAM’s controlling shareholder under an implementation agreement and an exchange offer agreement, both agreements by and among TAM, the TAM controlling shareholder and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (the "Amaro family") on the one hand and LAN and the LAN controlling shareholders on the other hand (the "transaction agreements") to contribute its TAM shares into the proposedcombination prior to the completion of the exchange offer is subject to certain conditions relating to the operations and business of LAN and certain other events outside of LAN's and TAM's control.  Further, the mergers are subject to the condition that the holders of no more than 2.5% of the outstanding LAN common shares exercise their appraisal rights under Chilean law.  If any of these conditions are not satisfied or waived, the proposedcombination will not be completed.

The proposed combination cannot be completed unless TAM and LAN receive consents and clearances from regulatory authorities and such authorities could impose conditions that could adversely affect TAM and/or the combined companies.

Before the proposedcombination may be completed, applicable waiting periods must expire or terminate under antitrust and competition laws and various approvals or consents must be obtained from regulatory entities, including the Tribunal de Defensa de la Libre Competencia (the Chilean Tribunal of the Defense of Free Competition), or the "TDLC".  See the section entitled "Item 4.  Information on the Company – Business Overview – Proposed Combination with LAN" below for a discussion of the status of the review of the proposed combination by the TDLC.  In deciding whether to grant antitrust or regulatory clearances, the relevant governmental entities will consider, among other things, the effect the proposedcombination will have on competition and operations within their relevant jurisdictions. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined companies’ businesses. The transaction agreements expressly provide that neither LAN nor TAM are required to sell, hold separate or otherwise encumber any of TAM's respective assets or to take the other actions specified therein in order to obtain such approvals and thus either company may refuse to complete the proposedcombination on the basis of those regulatory conditions. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions or that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the proposedcombination or imposing additional material costs on, or materially limiting the revenues of, the combined companiesfollowing the proposedcombination. In addition, it is a condition to TAM's and LAN’s obligation to complete the proposed combination that no governmental authority shall have issued any law or order making the proposed combination illegal or materially limiting or impairing the ownership or operation of any material part of the combined companies.

Any delay in completing the proposed combination may reduce or eliminate the benefits TAM expects to be achieved as a result of the proposed combination.

In addition to the required regulatory clearances, the proposedcombination is subject to a number of other conditions beyond TAM's control that may prevent, delay or otherwise materially adversely affect its completion. TAM cannot predict whether or when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the proposed combination for a significant period of time or prevent it from occurring. Any delay in completing the proposed combination could limit the ability of the combined companies to realize some or all of the synergies that TAM expects to achieve if the proposedcombination is successfully completed within its expected time frame.

Failure to complete the proposed combination could negatively impact TAM's stock price and future business and financial results.

If the proposedcombination is not completed, TAM's ongoing businesses may be adversely affected, and TAM would be subject to several risks, including the following:

  being required to pay a termination fee to LAN of U.S.$200 million and reimburse up to U.S.$25 million of LAN’s expenses under certain circumstances provided in the transaction agreements;

  having to pay certain costs relating to the proposed combination, such as legal, accounting, financial advisor and printing fees; and

  having had TAM's management focus on the proposed combination instead of pursuing other opportunities that could have been beneficial to TAM.

If the proposedcombination is not completed, TAM cannot assure its stockholders that these risks will not materialize and will not materially adversely affect TAM's business, financial results and stock price.

The transaction agreements contain provisions that could discourage a potential competing acquirer of TAM.

The transaction agreements require TAM's board of directors to recommend that TAM's shareholders tender their shares as part of the proposed combination and does not permit TAM's board of directors to withdraw or adversely modify that recommendation. The transaction agreements also contain "no shop" provisions that prohibit TAM from soliciting, initiating or encouraging any competing third party proposals, including acquisitions of TAM's equity securities or material assets, and there are no exceptions to these provisions. In addition, if the transaction agreements are terminated under certain circumstances, TAM may be required to pay to LAN a termination fee of U.S.$200 million and to reimburse LAN for up to U.S.$25 million of expenses incurred by LAN in connection with the transaction agreements and the proposed combination. These provisions could discourage a potential third-party acquiror that might have an interest in acquiring all or a significant portion of TAM from considering or proposing that acquisition, even if it were prepared to pay consideration with a value per share higher than the benefits TAM shareholders may receive from the proposedcombination, or might result in a potential third-party acquiror proposing to pay a lower price to the TAM shareholders than it might otherwise have proposed to pay because of the added expense of the U.S.$225 million termination fee and expense reimbursement that may become payable in certain circumstances.

Uncertainties associated with the proposed combination may cause a loss of management personnel and other key employees that could adversely affect TAM, LAN and/or the combined companies.

The success of the operations of TAM, LAN and the combined companies is dependent, among other things, on the experience and industry knowledge of their senior management and other key employees and their ability to execute their business plans. In order to be successful, TAM, LAN and the combined companies must be able to retain their senior management and other key employees and their ability to attract highly qualified personnel in the future. Current and prospective employees of TAM and LAN may experience uncertainty about their roles within the combined companies following completion of the proposed combination, which may have an adverse effect on the ability of TAM, LAN and/or the combined companies to retain or attract senior management and other key employees. Competition for highly qualified personnel in the various locations and business segments in which TAM and LAN operate is intense. No assurances can be given that TAM, LAN or, after completion of the proposed combination, the combined companies will be able to retain or attract senior management and other key employees to the same extent that TAM and LAN have previously been able to do so.

TAM has and will continue to incur significant costs and expenses in connection with the proposed combination and integration of the business operations of TAM and LAN.

TAM has incurred and expects to continue to incur substantial expenses in connection with the proposed combination and the integration of TAM and LAN. Non-recurring expenses expected to be incurred by TAM and LAN in connection with the proposed combination in 2011 are anticipated to be significant. These costs and expenses include financial advisory, legal and accounting fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable regardless of whether the proposed combination is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the proposed combination. While both TAM and LAN have assumed that a certain level of expenses would be incurred in connection with these transactions, there are many factors beyond TAM's control that could affect the total amount or the timing of the integration expenses.

There may also be additional unanticipated significant costs in connection with the combination that TAM may not recoup. These costs and expenses could, particularly in the near term, exceed the savings that TAM expects the combined companiesto achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings. Although TAM expects that these savings will offset these transaction- and combination-related costs over time, this net benefit may not be achieved in the near term or at all.

TAM and LAN may be unable to fully realize the anticipated benefits of the proposed combination.

The proposed combination involves bringing together two large and complex businesses that currently operate as independent public companies. The combined companies will be required to devote significant management attention and resources to integrating certain aspects of the business practices and operations of TAM and LAN. The success of the proposed combination will depend, in part, on the combined companies' ability to realize anticipated revenue synergies, cost savings and growth opportunities by combining the businesses of TAM and LAN. TAM hopes to generate synergies resulting from the consolidation of capabilities, rationalization of operations and headcount, greater efficiencies from increased scale and market integration, experience of product and service offerings and organic growth. There is a risk, however, that TAM and LAN may not be able to combine their respective businesses in a manner that permits the combined companies to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts it currently expects, or at all. Potential difficulties the combined companies may encounter as part of the integration process include, among other things:

•         the inability to successfully combine the businesses of TAM and LAN in a manner that permits the combined companies to achieve the full revenue and cost synergies anticipated to result from the proposed combination;

•         complexities associated with managing the combined companies;

•         the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of TAM and LAN;

•         potential loss of key employees as a result of implementing the proposed combination; and

•         potential unknown liabilities and unforeseen increased expenses or delays associated with the exchange offer, the mergers and the other combination transactions, including one-time cash costs to integrate the two airlines that may exceed the one-time cash costs that TAM and LAN currently anticipate.

In addition, TAM and LAN have operated and, until the completion of the proposedcombination, will continue to operate independently. It is possible that the integration process could result in the disruption of, or the loss of momentum in, each company’s ongoing businesses, which could adversely affect each company’s ability to maintain good relationships with its customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the proposed combination or could increase costs or reduce each company’s earnings or otherwise adversely affect the businesses, financial condition, results of operations and/or prospects of the combined companies following the completion of the exchange offer and mergers. Even if they are achieved, actual revenue synergies, cost savings and efficiency and operational benefits may be lower and may take a longer time to achieve than TAM currently expects.

The integration of two large companies also presents significant management challenges. In order to achieve the anticipated benefits of the proposed combination of TAM and LAN, the operations of the two companies will need to be reorganized and their resources will need to be combined in a timely and flexible manner. There can be no assurance that TAM and LAN will be able to implement these steps as anticipated or at all. If TAM or LAN fail to achieve the planned restructuring effectively within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected synergies fail to materialize, the proposed combination may not produce the benefits TAM currently anticipates.

The proposed combination will involve a delisting exchange offer under Brazilian law pursuant to which there will be a statutory squeeze-out if applicable requirements are met.

TAM's proposed combination with LAN will involve an exchange offer to be structured as a delisting exchange offer under Brazilian law.  See the section entitled "Item 4.  Information on the Company – Business Overview – Proposed Combination with LAN" for a description of the exchange offer and the corporate steps to effect the proposed combination.  If the number of TAM shares validly tendered as part of the exchange offer is sufficient so that the sum of (A) the total number of TAM shares that have accepted the exchange offer and (B) the number of TAM shares owned by the TAM controlling shareholder is more than 95% of TAM's outstanding shares, LAN will conduct a statutory squeeze-out under Brazilian law of all TAM shares that do not accept the exchange offer after completion of the proposed combination.  If this statutory squeeze-out occurs, a holder of non-tendered shares would be forced to sell its shares to LAN and receive cash in an amount equal to the product of (i) the number of LAN common shares that it would have received pursuant to the exchange offer in respect of its non-tendered shares, and (ii) the closing price of the LAN common shares on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) on the day on which the exchange offer is completed.

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.  Brazilian political and economic conditions have a direct impact on our business, financial condition, results of operations and prospects as well as the trading price of our ADSs and preferred shares.

The Brazilian economy has been characterized by the significant involvement of the Brazilian government, which often changes monetary, credit, fiscal and other policies to influence Brazil's economy.  The Brazilian government's actions to control inflation and effect other policies have involved wage and price controls, depreciation of the real, controls over remittance of funds abroad, intervention by the Central Bank to affect base interest rates and other measures.  We have no control over, and cannot predict, what measures or policies the Brazilian government may take in the future.  Our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares may be adversely affected by changes in Brazilian governmental policies, as well as general economic factors, including, without limitation:

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

In October 2010, presidential elections took place in Brazil. Uncertainties in relation to the implementation by the new government of changes relating to the monetary, tax and pension funds policies as well as to the relevant legislation may contribute to economic instability. This may increase market volatility of Brazilian securities. It is not possible to predict whether the government that was elected in October 2010 or any succeeding governments will have an adverse effect on the Brazilian economy, and, consequently, on our business, results of operations, financial condition or prospects, or on the trading prices of our ADSs and preferred shares.

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

As a result of inflationary pressures, the Brazilian currency has depreciated frequently over the past decade.  Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Although long‑term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies.  In 2002, the real fell 34.3% against the U.S. dollar, caused in part by political uncertainties involving the presidential election in Brazil and the global economic recession.  Notwithstanding the fact that the real appreciated 13.4%, 9.5% and 17.2% against the U.S. dollar in 2005, 2006 and 2007 respectively, from mid‑2008 through the end of that year, the real  depreciated 31.9% against the U.S. dollar as a result of the ongoing global financial crisis.  However, in 2009, the real appreciated 25.5% against the U.S. dollar, as reported by the Central Bank and in 2010, the real appreciated 4.3% against the U.S. dollar.  On December 31, 2010, the exchange rate was R$1.666 per U.S. dollar and on March 17, 2011, the exchange rate was R$1.676 per U.S. dollar.  We cannot assure you that the real  will not depreciate or appreciate substantially against the U.S. dollar in the future.

The majority of our revenues are denominated in reais, and a significant portion of our operating expenses (such as fuel, aircraft and engine maintenance, aircraft leasing and insurance payments, parts and engines) are denominated in, or linked to, the U.S. dollar or other foreign currencies.  In the event that we are unable to adjust our prices or to obtain protection through hedging transactions, adepreciation in the real would reduce our profit margins and/or cause operating losses as a result of increased expenses.  Devaluations in the real against the U.S. dollar or other foreign currencies also create inflationary pressures, which can restrict our access to foreign financial markets and lead to government intervention (including the implementation of recessionary policies to curb aggregate demand).  Exchange rate instability may adversely affect our business, financial condition, results of operations and the trading price of our ADSs and preferred shares.

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

Since the introduction of the real in 1994, Brazil's inflation rate has been substantially lower than in previous periods.  However, inflationary pressures persist.  According to the General Price Index (Índice Geral de  Preços‑Mercado, or IGP‑M), Brazilian inflation rates were 3.8%, 7.7%, 9.8%, -1.7% and 11.4% in 2006, 2007, 2008, 2009 and 2010 respectively.  According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or "IPCA"), Brazilian inflation rates were 3.1%, 4.5%, 5.9%, 4.3% and 5.9% in 2006, 2007, 2008, 2009 and 2010 respectively.

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

Beginning in 2003, as inflationary pressures eased, the CMN, the highest monetary regulatory body in the Brazilian government, decreased the TJLP.  At December 31, 2008, the TJLP was 6.25% and at December 31, 2009, the TJLP was 6.0%.  As of December 31, 2010, the TJLP was 6.0%.  The DI Rate at December 31, 2008 was 13.6% and at December 31, 2009, the DI Rate was 8.55%.  At December 31, 2010, the DI Rate was 10.6%.  The LIBOR at December 31, 2008 was 1.4% and at December 31, 2009, it was 0.3%.  At December 31, 2010, the LIBOR was 0.3%.  Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates, which may have an adverse effect on our business.

In addition, our repayments under many of our operating and finance leases are linked to LIBOR, and we are exposed to the risk of variations in LIBOR.  At December 31, 2010, the estimated future payments due on our operating and finance lease contracts linked to LIBOR amounted to U.S.$3.0 billion.

If the TJLP, the DI Rate or LIBOR was to increase, our loan repayments would increase, and we might not be able to adjust the prices we charge to offset increased payments.  If we are unable to adequately adjust our prices, our revenues would not offset the increased loan expenses, adversely affecting our results of operations.  Accordingly, interest rate increases may adversely affect our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.

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

Scheduled air transportation services are considered public utilities in Brazil and are subject to extensive regulation by the Brazilian government.  Over recent years, the Brazilian regulatory authorities have taken a more proactive role in monitoring the development of the Brazilian civil aviation market.  For example, in an effort to prevent excess supply, the authorities have established rigorous criteria for air transport companies to follow when creating new routes or increasing flight frequencies.  Various legislative initiatives have taken place, including the drafting of a bill to amend the Brazilian Aeronautics Code, Law No. 7,565 of December 19, 1986, the establishment of ANAC, the national aviation agency that replaced the Departamento de Aviação Civil, or "DAC", as the principal regulatory body for Brazilian civil aviation, and the Civil Aviation Secretariat (Secretaria de Aviação Civil), or SAC, created on March 18, 2011 pursuant to Provisory Measure (Medida Provisória) No. 527, or Provisory Measure No. 527. See "Item 4.  Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Future legislation."

Operation of air transportation services, as well as airport infrastructure, is an exclusive right of the Brazilian government, which may choose to provide these services directly or through third parties by means of concessions or permits.  Our concession to operate public air transportation was obtained on December 9, 1996, and is valid until December 9, 2011. We cannot assure you that we will be able to automatically renew our concession.  See "Item 4.  Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Overview — Air transportation services concession."

Our growth plans include expanding into new markets, increasing flight frequency and expanding our fleet, which consisted of 151 aircraft at the end of 2010.  ANAC has actively monitored the developments of Brazil's airline market and has taken restrictive measures to help restore greater stability in the industry.  Accordingly, our capacity to grow is dependent on receiving the necessary authorizations from ANAC and the Bureau of International Relations (Superintendência de Relações Internacionais, or "SRI").  We cannot assure you that we will obtain all necessary authorizations in the future and any failure to do so would require us to re‑evaluate our strategies.

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

We face intense competition in both the domestic and international markets.  The Brazilian government has the power to authorize or deny the entry of new participants into the domestic market in which we operate, as well as the power to assume air transportation operations.  Accordingly, each year we face increased competition from existing and new participants, including new low cost carriers on some of our domestic routes.  The air transportation sector is highly sensitive to price discounting, particularly as a result of the arrival of low‑cost airlines and some airlines use of predatory pricing policies.  Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in‑flight entertainment and other amenities) also have a significant impact on market competitiveness.  In addition, it does not require significant investment to acquire an airline concession in Brazil and, as a result, the barriers to entering the domestic market are low.  We cannot assure you that the Brazilian government will not assume control of the air transport operations or that existing or new competitors in our markets will not offer lower prices, more attractive services or increase their routes capacities in an effort to obtain greater market share.  In the event that any of the foregoing events occur, we cannot assure you that the price of our fares, passenger demand or our profit margins will not be negatively affected.  Any negative impact on our fares would lead to decreased net revenues and may require us to focus on cost‑saving programs.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the U.S. and Europe, removing the prior minimum fares that applied to these routes in stages.  In addition, in 2010, the National Civil Aviation Council (Conselho de Aviação Civil), or "CONAC", approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States, and began negotiations for an open skies policy with Europe.  These regulations will likely increase competition in the market and we cannot assure you that our results will not be adversely impacted as a result.

Until 2010, landing fees charged by Brazilian airports were standardized, regardless of how busy the airport was.  In February 2011, the Brazilian government announced that it will increase landing fees at the busiest airports.  Accordingly, competitors who operate from airports that have traditionally been less busy obtain cost advantages, which could adversely affect our results of operation.

The Brazilian Government is studying an increase to the regulatory limitation on foreign capital investments in Brazilian airline companies from 20% to 49% of voting capital. The Brazilian Congress is already discussing certain draft bills related to this increase, which may be voted upon and/or approved with Provisory Measure No. 527. We cannot predict the effects of this regulation on the competitive environment, our industry or on us.

Substantial fluctuations in fuel prices or decreased availability of sufficient quantities of fuel may harm the Brazilian civil aviation market and our business if we cannot pass those cost increases on to passengers through our fares or our fuel hedging arrangements become more expensive.

Fuel expenses represent a significant portion of operating expenses for airlines in general, and fuel prices have risen significantly in recent periods.  For the year ended December 31, 2010, fuel expenses represented 32.4% of our operating expenses.

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

Fuel prices reached record levels during the middle of 2008, but decreased substantially in the second half of that year.  However, in 2009, this trend reversed and fuel prices became more volatile. In 2010, fuel prices increased by approximately 14% in Brazil, following the global trend of price correction after 2009´s high volatility.  Jet fuel expenses have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in global supply, as well as market speculation.  In addition, some of our competitors may be able to obtain fuel on better terms (with respect to both price and quality).  Significant increases in fuel expenses (or in the relative price we pay for fuel compared to our competitors) may harm our financial condition and results of operations in the event that it is not possible for us to pass on price increases to passengers through our fares (or in the event that competitors can decrease their prices relative to ours and take market share from us).

Substantial fluctuations in fuel prices or decreased availability of sufficient quantities of fuel may harm the Brazilian civil aviation market and our business if we cannot pass those cost increases on to passengers through our fares or our fuel hedging arrangements become more expensive. Since 2006, we have routinely hedged our future fuel requirements.  However, there can be no assurance that, at any given point in time, our hedge contracts will provide any particular level of protection against increased fuel costs (or that our counterparties will be able to perform under our hedge contracts, such as in the case of a counterparty's bankruptcy).  Additionally, a deterioration in our financial condition could negatively affect our ability to enter into new hedge contracts in the future.  The Financial Risk Management Policy initially established in 2006 was revised in 2009 so as to reflect the evolution in the understanding of risk by the Company. Thus, the hedging horizon was expanded to five years (quarterly rolling) with minimum levels of protection set at 20% for the first 12 months and 10% for the following 12 months with a maximum of 60% during the whole period, compared to the previous minimum of 30% and maximum of 80%.

The decrease in fuel prices in the latter half of 2008 had the effect of increasing the costs associated with our fuel hedging arrangements, so that we recorded a liability of R$1.1 billion at December 31, 2008 as a result of those arrangements.  In 2010, fuel prices increased thereby increasing our fuel price variation costs. In 2011, fuel prices have shown volatility and our fuel hedging transactions and adjustments to our price margins might not be sufficient to protect us from fuel price variations, in which case our results of operations could be significantly and adversely affected.

Airlines have significant fixed expenses that may harm our ability to attain our strategic goals.

As is the case with other airlines, we have high fixed expenses (arising principally from aircraft lease agreements).  We expect to incur additional fixed expenses and contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy.  As of December 31, 2010, we had firm commitments to purchase 91 aircraft, with an aggregate manufacturer's list price of approximately U.S.$9.16 billion.  Additionally, in 2011, we announced the order of 32 Airbus A320 family aircraft and two Boeing 777-300ER aircraft.  Out of this order, 22 of the Airbus A320 family aircraft are for the new model A320neo.  These aircraft will be delivered between 2016 and 2018.  The engine option will be announced at a later date. We will require substantial capital from external sources to meet our future financial commitments.  Volatility in global financial markets may make it difficult for us to obtain financing for new aircraft on favorable terms.

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

TAM, together with its controlling shareholder, TEP, and the Amaro family, entered into agreements to combine with LAN, and its respective controlling shareholders to effect a proposed business combination of LAN and TAM. For additional risks related to this proposed business combination, see "– Risks Related to TAM's Proposed Combination with LAN" above.

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

At December 31, 2010, we had firm orders outstanding with Airbus for an additional 56 Airbus A320 aircraft, 2 Airbus A330 aircraft, and 27 Airbus A350 aircraft, together with an additional 5 options for Airbus A350 aircraft. We also had firm orders outstanding with Boeing for 6 B777 aircraft.  Additionally, in 2011, we announced the order of 32 Airbus A320 family aircraft and two Boeing 777-300ER aircraft.  Out of this order, 22 of the Airbus A320 family aircraft are for the new model A320neo.  These aircraft will be delivered between 2016 and 2018.  Any disruption or change in the manufacturers' delivery schedules for these new aircraft will affect our operations and would negatively affect our financial condition and results of operations because we would not be able to accommodate increased passenger demand.  Our ability to obtain these new aircraft from Airbus or Boeing may be affected by several factors, including (i) Airbus or Boeing may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed under the aircraft delivery contracts, (ii) the occurrence of a fire, strike or other event affecting Airbus' or Boeing's ability to fulfill its contractual obligations in a complete and timely fashion and (iii) any inability on our part to obtain aircraft financing or any refusal by Airbus or Boeing to provide financial support.  Our operations may also be affected by any failure or inability of Airbus or Boeing (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance.  Any such suspension of operations would decrease passenger revenue and adversely affect our financial condition.

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

Our principal shareholders, TEP and the Amaro family together, collectively control 85.4% of our common stock and have the power to, among other things, (i) elect the majority of our directors and (ii) control the results of any proposal requiring shareholder approval (including transactions with related parties, corporate re‑organization, sales of assets and the timing and conditions of payment of any future dividends, subject to the minimum mandatory dividend distribution requirements under Brazilian corporation law).  Our principal shareholders have the power to approve transactions that might not be in the interests of other shareholders and may prevent or frustrate any attempts to remove our current directors or executive officers.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.           History and Development of the Company

General

TAM S.A. is a holding company founded in May 1997 under the name CIT —  Companhia de Investimentos em Transportes for the specific purpose of participating in, managing and consolidating shareholdings in airlines.  In November 1997, we implemented a corporate restructuring that increased CIT — Companhia de Investimentos em Transportes'stake in TAM Taxi Aéreo Marília S.A. ("TAM Marília"), a sociedade anônima de capital fechado organized under the laws of Brazil.  We also changed our corporate name to TAM — Companhia de Investimentos em Transportes.  In September 2002, we again changed our corporate name to TAM S.A.  We currently hold ownership interests in TAM Linhas Aéreas, TAM Mercosur, TP Franchising, Multiplus and Pantanal. TAM Linhas Aéreas holds an ownership interest in TAM Viagens, TAM Capital, TAM Capital 2, TAM Financial 1, TAM Financial 2 and TAM Milor, which was acquired in July 2010 and merged into TAM Linhas Aéreas in March 2011.

TAM S.A. is a sociedade anônima de capital aberto organized and operating under the laws of Brazil.  Our headquarters are located at Avenida Jurandir, 856, Lote 4, 1º andar, CEP 04072‑000, São Paulo, SP, Brazil.  Our telephone number is +55 11 5582 9715.

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

In 1993, we launched the TAM Loyalty Program (the first airline loyalty program in Brazil) in order to incentivize existing customers to fly with us more often and to attract new customers.  In 1998, we inaugurated our first international flight between São Paulo and Miami.  In 1999, we initiated flights to Paris through a codeshare agreement with Air France.

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

On February 15, 2005, as it became clear that the proposed merger would not take place, both parties (Varig and TAM S.A.) submitted detailed plans to the Conselho Administrativo de Defesa Econômica, or CADE, to cancel the codeshare arrangement.  On February 23, 2005, the codeshare agreement was cancelled (with the approval of the CADE) and all of our codeshare operations with Varig had to be terminated by May 24, 2005.  We ceased all codeshare operations with Varig on May 2, 2005.

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

TAM Mercosur operates scheduled air transportation operations and is headquartered in Asunción, Paraguay.  TAM Mercosur, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia, was founded in March 1993 under the name Líneas Aéreas Paraguayas S.A. ("LAPSA") and all of its capital stock was initially held by the government of Paraguay.  The Paraguayan government currently holds 5.02% of TAM Mercosur's capital stock.  In January 1997, LAPSA's corporate name was changed to Transportes Aéreos del Mercosur S.A.  In September 2003, upon approval of TransAmérica's dissolution and liquidation, we acquired all shares of TAM Mercosur held at the time by TransAmérica (which consisted of 94.98% of its capital stock).  In the year ended December 31, 2010, TAM Mercosur's net operating revenues represented 1.4% of our total consolidated net operating revenues.

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

In 2009, we also incorporated a new company,  Multiplus, which established a network of loyalty programs that allows TAM customers to accrue loyalty points from a wide array of product and service providers.  In February 2010, Multiplus conducted an initial public offering of its common shares, which reduced our ownership in Multiplus from 100% to 73%.  See "Item 4 — Information on the Company — B.  Business Overview — Competitive Advantages" and "Item 4 — Information on the Company — C.  Organizational Structure".  As of December 31, 2010, we held 73% of Multiplus' common shares.

In December 2009, we announced and reported to the CVM and other appropriate authorities that we had agreed to purchase all shares of the regional airline company, Pantanal.  This acquisition represented an important step towards transforming TAM into a diversified business in the civil aviation field, and aligned with TAM's objective to seek out new and attractive opportunities for growth.  On March 15, 2010, this acquisition was approved by ANAC. As operation of air transportation services, as well as airport infrastruture, is an exclusive right of the Brazilian government, we need a concession or permit to operate Pantanal. On March 30, 2010, we received a concession to operate Pantanal, which is valid until 2020.

On May 13, 2010, TAM became a full member of the Star Alliance, the largest global alliance in commercial aviation based on the number of members and geographical coverage.  During 2008, our integration into the Star Alliance began with experts from TAM, its mentor in the alliance, United, and the Star Alliance, teaming up to ensure we complied with the requirements set by the Star Alliance.  These requirements include, for example, compatibility with StarNet, the Star Alliance's IT backbone, implementing the Star Alliance IT platform and implementing common guidelines for loyalty programs and customer service.  As a result of our successful integration, we now share products and services in the 1,160 airports and 181 countries served by the Star Alliance members.  Star Alliance services include baggage check‑in to final destinations, easier connections and the convenience of more than 970 lounges.  Another benefit for our passengers is the integration of all Star Alliance members' frequent flyer programs, which allows the accrual of points/miles  among all members, provides more redemption options and offers additional benefits for the top tier members, like priority boarding and baggage delivery.

On July 13, 2010, our Board of Directors approved the acquisition, through our subsidiary TAM Linhas Aéreas, of all of the outstanding shares of TAM Milor held by individuals that are also shareholders of TAM.  TAM Milor is the holder of the brand "TAM" and other related TAM trademarks, which we, TAM Linhas Aéreas and certain other related companies use.  TAM Milor was merged into TLA in March 2011.

In January 2011, TAM, together with its controlling shareholders, TEP and the Amaro family, entered into agreements with LAN, and its respective controlling shareholders to effect a proposed business combination of LAN and TAM. This merger remains subject to governmental, regulatory and shareholders' approval. See " - B. Business Overview - Proposed Combination with LAN " below.

On March 29, 2011, TAM signed a term sheet with TRIP Linhas Aéreas S.A. ("TRIP") announcing ongoing negotiations between the two companies to identify possible expansion opportunities through the development of a strategic alliance agreement that would be complementary to TAM's existing codeshare agreement with TRIP.  Pursuant to the signed term sheet, TAM will seek to acquire a minority stake (31%) of TRIP's capital stock.  We believe this potential transaction will help TAM capture additional market growth in medium density route markets.

Capital Investments

During 2010, we invested R$84.6 million in fixed assets, primarily due to aircraft acquisition.  We also increased our intangible assets by R$234 million, primarily due to acquiring new rights to airport slots as result of the Pantanal acquisition in March 2010, and due to the acquisition of the "TAM" brands through our acquisition of TAM Milor.  The TAM Milor acquisition totaled R$98.4 million.  During 2009, we invested R$335 million in fixed assets, primarily due to aircraft acquisition and replacement parts for our fleet, and R$135 million in intangible assets.  During 2008, we invested R$637 million in fixed assets for aircraft acquisition and replacement parts for our fleet, and R$133 million in intangible assets.

For more information on our capital investments, see below "Item 5 — Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources".

B.           Business Overview

Overview

We provide scheduled air transportation in both the domestic market and the international market through our operating subsidiaries, TAM Linhas Aéreas and TAM Mercosur, and since March 2010, through Pantanal.  According to data provided by ANAC, we are the leading airline in the domestic market, with a 43.3% market share as of December 2010 and a 41.2% and 50.3% market share as of December 2009 and December 2008, respectively, as measured in RPKs.  We offer flights throughout Brazil.  We serve, together with our commercial partners, the largest number of destinations in Brazil, out of all Brazilian airlines.  We operate scheduled passenger and cargo air transport routes to 49, and through regional alliances with other airlines, we serve an additional 44 domestic airports.  In total we serve 93 domestic airports. We also directly serve 19 international airports, and provide connections to other destinations through commercial agreements with United Airlines, Lufthansa, TAP, LAN and other airlines.  We offer convenience to our passengers by offering frequent and direct flights to and from all major domestic airports at competitive prices.  In 2010, we transported approximately 29.3 million passengers on domestic flights compared to 25.8 million in 2009 representing a 13.5% increase, which aligned with our 13.5% domestic supply growth in the same period.  In 2008, we transported approximately 25.6 million passengers in the domestic market.  In the international market, we transported 5.2 million passengers in 2010 compared to 4.6 million passengers in 2009, representing a 14.4% growth, partly due to a 6.0% international supply growth and a load factor increase of 6.6%.  By comparison, in 2008, we transported 4.5 million passengers in the international market.  In 2010, we averaged 831 take-offs per day compared to an average of 781 take-offs per day and 751 take‑offs per day in 2009 and 2008, respectively.  In order to meet domestic demand, we primarily cater to the business market, but also operate in the leisure and cargo markets, which complement our primary operations and allow us to maximize the use of our aircraft.

At December 31, 2010, we operated with a fleet of 151 aircraft, consisting primarily of Airbus models A340, A330, A321, A320 and A319, as well as Boeing models B777 and B767, and we had 28,193 employees.  As of the same date, TAM Linhas Aéreas consisted of 146 aircraft, as set forth in the table below, including 3 Airbus A320 subleased to TAM Mercosur, and 1 Airbus A320 and 2 Airbus A319 subleased to Pantanal.

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

	Total at December 31,
Model	2010	2009	2008
Boeing 777	4	4	4
Airbus A340	2	2	2
Airbus A330	18	16	16
Boeing 767	3	3	3
Airbus A321	7	5	3
Airbus A320	86	81	81
Airbus A319	26	21	20
ATR-42	5	-	-
Total	151	132	129

Proposed Combination with LAN

On August 13, 2010, we jointly announced with LAN that we had entered into a non-binding Memorandum of Understanding relating to the proposed all-stock transaction that would combine the holdings of TAM and LAN under a single parent entity.

On January 18, 2011, we, the TAM controlling shareholder and the Amaro family entered into the transaction agreements with LAN and the LAN controlling shareholders, which set forth the terms and conditions of a proposed business combination of TAM and LAN.

On the terms and subject to the conditions set forth in the transaction agreements (including the minimum conditions discussed in this section below), all or substantially all of the outstanding voting common shares of TAM will be acquired by a new Chilean corporation ("Holdco 1") and all or substantially all of the outstanding non-voting preferred shares of TAM will be acquired by LAN if the series of transactions and corporate restructurings described below are successfully completed.

•         The Amaro family will create a new Chilean corporation ("TEP Chile") that will be wholly owned by them;

•         TEP Chile will acquire and hold at least 80% of the voting stock of Holdco 1, which will have no economic rights in Holdco 1 (other than nominal dividend rights);

•         LAN will acquire no more than 20% of the voting stock of Holdco 1;

•         LAN will acquire and hold 100% of the non-voting stock of Holdco 1, which will have all of the economic rights in Holdco 1 (other than the nominal dividend rights of the voting stock of Holdco 1);

•         Holdco 1 will acquire and hold all or substantially all of the voting common shares of TAM;

•         LAN will acquire and hold all or substantially all of the non-voting preferred shares of TAM; and

•         TAM, TEP Chile, Holdco 1, LAN and the LAN controlling shareholders will enter into the shareholder agreements relating to the holding of shares in, and the governance of, and relationships between, TAM, Holdco 1, LAN and their respective subsidiaries.

Pursuant to and subject to the terms of the transaction agreements, the parties will form a new Chilean corporation ("Holdco 2") that will commence a delisting exchange offer to acquire all of the voting common shares of TAM and all of the non-voting preferred shares of TAM (in each case other than any such shares owned indirectly by the Amaro family) in exchange for the same number of shares of common stock of Holdco 2.

At or prior to the completion of the exchange offer:

•         the Amaro family will contribute to TEP Chile all of the voting common shares of TAM and non-voting preferred shares of TAM beneficially owned by them;

•         TEP Chile will pay nominal consideration for all of the voting shares of Holdco 1 and will contribute all of the voting common shares of TAM it receives from the Amaro family to Holdco 1 in exchange for all of the non-voting shares of Holdco 1;

•         TEP Chile will contribute (i) all of the non-voting shares of Holdco 1, (ii) 6.2% of the voting shares of Holdco 1 and (iii) all of the non-voting preferred shares of TAM it receives from the Amaro family to a new Chilean corporation ("Sister Holdco") in exchange for all of the shares of common stock of Sister Holdco (other than one share held by a nominee of TEP Chile);

•         each of Holdco 2 and Sister Holdco will merge with and into LAN (together, the "mergers," and individually, the "Holdco 2 Merger" and the "Sister Holdco Merger," respectively), with LAN being the surviving company of each such merger; and

•         in the mergers, each share of common stock of Holdco 2 and each share of common stock of Sister Holdco will be converted into the right to receive 0.9 of a LAN common share.

                As a result of the exchange offer and Holdco 2 merger, each holder of a voting common share of TAM and each holder of a non-voting preferred share of TAM that sells such shares in the exchange offer will ultimately receive 0.9 of a LAN common share for each share they sell.  Similarly, as a result of the foregoing transactions and the Sister Holdco merger, the Amaro family will ultimately receive 0.9 of a LAN common share for each voting common share of TAM and each non-voting preferred share of TAM that they own.

                The commencement of the exchange offer is subject to certain conditions set forth in the transaction agreements, including receipt of all required regulatory approvals and approval of the proposed combination by the holders of LAN common shares.  The commencement of the exchange offer is also subject to certain conditions set forth in the transaction agreements, including minimum tender conditions and conditions to the Amaro family’s obligation to contribute their TAM shares as described above.  In addition, the mergers are subject to the condition that the holders of no more than 2.5% of the outstanding LAN common shares exercise their appraisal rights under Chilean law.  As a result, no assurance can be given that the proposed combination will be completed.

                If the proposed combination is completed, then:

•                     the LAN common shares will be listed in Brazil on the Bovespa in the form of BDRs;

•                     the LAN common shares will continue to be listed in Chile on the SSE and in the United States on the NYSE in the form of ADRs;

•                     subject to satisfaction of the minimum tender conditions described above, all TAM shares (whether voting common shares or non-voting preferred shares) will be delisted from the Bovespa in Brazil and the NYSE in the United States; and

•                     LAN will change its name to "LATAM Airlines Group S.A."

                On January 28, 2011, in response to a petition filed by a Chilean consumer association,  Conadecus,  the Tribunal de Defensa de la Libre Competencia, or the "TDLC," determined to submit the proposed combination between TAM and LAN to a voluntary review procedure that is available under the Chilean antitrust laws upon the request of the Fiscalía Nacional Económica or someone with a legitimate interest. This voluntary review procedure could delay the implementation of the proposed combination because TAM and LAN cannot complete the proposed combination until the TDLC renders its final decision at the end of this process. On April 5, 2011, LAN, together with TAM, submitted a presentation in support of the proposed combination.

On March 1, 2011, ANAC authorized the transfers of the shares of TAM and its subsidiaries that are necessary to implement the proposed combination.  However, the proposed combination remains subject to other regulatory and shareholder approvals.

Competitive Advantages

We believe that our principal competitive advantages are:

•                    Value‑added service at competitive prices.  We believe that we offer the best combination in the domestic market of a network of destinations and frequent flights, with value‑added service, high on‑time rates and competitive prices, based on:

•                    broad domestic network of destinations:  our own domestic network serves 49 airports in Brazil, many of which are direct flights, offering greater convenience to our clients.  Through our regional alliances with TRIP Linhas Aéreas S.A. ("TRIP") and NHT Linhas Aéreas Ltda ("NHT"), our network extends to a further 44 airports in Brazil;

•                    convenient schedules with high on‑time arrival rates:   we always work to maintain a high percentage of on‑time flights, in order to offer the best service possible;

•                    efficient network of international destinations and supporting domestic service:   we currently serve 19 international airports (11 in South America, 3 in North America and 5 in Europe) that are in high demand by the Brazilian public.  We also serve various other destinations in North America, Europe, and other continents through agreements with several international carriers;

•                    special services:   we have developed special services to meet specific demands and optimize the use of our aircraft, such as by offering night and holiday flights at promotional rates.

•                    Focus on cost management.  We are an airline with low operating expenses.  In 2003, we implemented a restructuring project that initiated a cultural change within us, making our employees aware of cost management.  We continuously seek opportunities to reduce expenses focusing our efforts on reducing operating, commercial and administrative expenses.  Our overall CASK decreased from R$17.40 in 2008 to R$14.76 in 2009 and decreased to R$14.54 in 2010 and our CASK excluding fuel decreased from R$10.52 in 2008 to R$10.53 in 2009 and decreased to R$9.72 in 2010.  In 2010, this was partly due to the reversal of an additional tariff of R$364,854 that occurred in September.  Otherwise, some of our principal cost savings arise from:

•                    efficient use of our aircraft:   we maintained the average load factor of our aircraft and the daily average block hours per aircraft by optimizing our network of destinations and our fleet.  In 2010, the average load factor of our aircraft was 71.9% and the block hours per aircraft was 12.9 hours, compared to 68.2% and 12.5 hours in 2009 and 71.0% and 12.5 hours in 2008;

•                    modern and flexible fleet:   we have one of the newest fleets in the domestic market, with an average age of 6.4 years at December 31, 2010.  Our use of a modern fleet allows us to reduce operating and maintenance expenses.  We primarily operate Airbus narrow‑bodied aircraft in the domestic and South American markets and Airbus and Boeing wide‑bodied aircraft in the long haul routes, providing us with the flexibility required to serve routes of different passenger densities.  We believe that all of our aircraft are equipped with the most advanced equipment and technology, ensuring greater reliability, comfort and safety.  In 2010, we added 5 A319, 5 A320, 2 A321 and 2 A330 to our fleet;

•                    proprietary maintenance team:   we have our own maintenance team trained to service all aircraft in our fleet quickly and at labor expenses that we believe are lower than that of our competitors.  We also have our own maintenance center in the city of São Carlos (in the interior of the state of São Paulo) which performs all hull maintenance on our aircraft and also provides maintenance services for other airlines.  By using our own maintenance center, we have been able to reduce the maintenance time of our aircraft and, consequently, obtain more efficient use of our aircraft; and

•                    use of technology in operating processes:   at the end of 2009, we implemented the Amadeus Altéa platform, which is used by other Star Alliance members and which helped us reach a new level of web sales, largely because the related FlexPricer Amadeus search engine provides a more customer-friendly method for finding and purchasing tickets by presenting fare and date comparisons.  Our web sales increased 31% from 2009 to 2010.

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

•                    a polite approach to our passengers, including courteous flight crew and attendants and our red carpet welcoming to all passengers at airports and aircraft;

•                    video and audio entertainment on domestic flights, in addition to offering free in‑flight meals and magazines;

•                    self‑service options for check‑in in major airports; and

•                    open channels of communication with our passengers through our call center, our "Talk to the President" program and online service chat sessions at our portal.

•                    TAM Loyalty Program.  We were the first airline in Brazil to offer a loyalty program, and there are currently over 8 million members in the TAM Loyalty Program.  We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points in the domestic or South American market.  Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program‑affiliated credit cards or using services and products at Multiplus Fidelidade partner establishments.  In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. The TAM Loyalty Program is currently operated by our subsidiary, Multiplus, on our behalf and the TAM Loyalty Program is one of several coalition partners of the Multiplus Fidelidade network of loyalty programs.

•                    Multiplus Fidelidade. In 2009, we launched a new program, Multiplus Fidelidade, designed to create an even broader network in which customers can earn TAM Loyalty Program points.  Multiplus Fidelidade is an expansion of our loyalty program concept and acts as a tool to assist in the integration of partner companies into our loyalty network.  The program permits the accrual of points for redemption from products or services purchased with our partners. We believe this expansion of our loyalty network helps to capture and retain customers and increase sales.  We believe this program is a source of value generation and after its initial public offering, the company increased its corporate governance, dedicating a team that, we believe, will improve even more those sales.  At the close of 2010, Multiplus had 151 partner establishments, of which 14 were coalition partners, including the TAM Loyalty Program, and the remainder were accrual partners.  Of the 14 coalition partners, seven joined in 2010.

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

Our compensation policy for executives is variable.  For all other employment levels, the compensation policy is profit sharing, reflecting employee needs and the market, within the bounds of current legislation and the terms and conditions of the Airline Ground Crew and Pilots Union's collective labor agreements.

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

•                    Increase revenue and profitability and serve a greater number of passengers at a competitive price.  We will seek to continue to provide what we believe is a service that delivers the best value to our customers in the domestic market, offering more convenient and higher quality services at competitive prices.  Our goal is to increase revenues, as well as profitability, through:

•                    expansion of business traveller market:   consolidating and expanding our traditional passenger base of business travellers, who we believe represent approximately 70% of demand for our domestic flights, through measures focusing on business travellers and sales channels that traditionally serve that market;

•                    growth in our tourism and leisure travel operations:   we believe that the tourism and leisure markets are complementary to our core market of business travellers.  In order to use our fleet more efficiently, our strategy involves capturing additional demand in the tourism and leisure market through specific promotions for flying at off-peak hours during the day, besides holidays and local events (for example, festivals and city anniversaries, among others) using our scheduled operations.  We also serve leisure travelers by (i) the operation of charter flights, and (ii) the sale of tourism packages through TAM Viagens (an indirect subsidiary controlled by TAM Linhas Aéreas).  TAM Viagens recorded a gross revenue of R$478 million, R$451 million and R$412 million at December 31, 2010 2009 and 2008, respectively, representing approximately 4.1%, 4.4% and 3.8% of our consolidated revenues for the same periods.  We believe that through our subsidiary, TAM Viagens, we also own the second-largest tourism and leisure travel operator in the country;

•                    selective expansion in international markets:   in the last three years, our international operations have consistently grown as a percentage of our total revenues.  In the year ended December 31, 2010, international flights represented 38.5% of our ASKs.  Our strategy involves maintaining our leadership in the international market and selectively identifying new international destinations to serve our customers; and

•                    expansion of our cargo business:   we have focused on greater utilization of cargo space in our aircraft to develop our cargo business line, while maintaining our commitment to further improve service to our passengers.  Our cargo transportation business line represented R$1,112.7 million or 9.4% of our consolidated revenues at December 31, 2010, compared to R$936.3 million or 9.2% of our consolidated revenues at December 31, 2009 and R$1,009 million or 9.2% of our consolidated revenues at December 31, 2008.

•                    Reduce our operating expenses, optimize the use of our fleet and streamline our processes.  We believe that successfully implement of our strategy we need to reduce expenses and improve how we invest.  We are pursuing this strategy by:

•                    maintaining a standardized, efficient and flexible fleet:   we will continue to optimize the size of our fleet, in order to keep maintenance and operating expenses for our fleet at a low level.  In 2006, we announced our decision to phase out our entire fleet of Fokker 100 aircraft by mid‑2008 and we met that target.  As a result of this decision, we have been exclusively using Airbus A320 family aircraft in the domestic market since mid‑2008, excluding the five ATR-42 from Pantanal.  We maintain a high aircraft utilization and to maintain a flexible fleet with aircraft capable of easily adapting to the differing levels of demand from route to route; and

•                    increasing productivity by redesigning operational processes and using technology:   since the implementation of our restructuring project in 2003, we have applied a cost reduction policy aimed at increasing our productivity through new information technology tools, redesigning operational processes and redeployment of labor and outsourcing activities which are not related to our core strategy.  We also hope to obtain economies of scale by increased growth in our operations.

•                    LATAM - In January 2011, TAM, together with its controlling shareholders, TEP and the Amaro family, entered into agreements with LAN, and its respective controlling shareholders to effect a proposed business combination of LAN and TAM.  This merger remains subject to governmental, regulatory and shareholder approval.

Products and Services

Our principal product is the scheduled air transportation of passengers.  In addition, we also have products targeted specifically towards the development of domestic and international tourism.  We also provide cargo transportation operations.

We set out below a breakdown of our gross revenues by type of service rendered for the periods indicated:

	Year Ended December 31,
	2010	2009	2008
	(R$ millions)
By type of service rendered:
Domestic
Passengers	5,871	5,469	6,163
Cargo	511	447	459
	6,382	5,916	6,622
International
Passengers	3,284	2,684	2,823
Cargo	602	489	550
	3,886	3,173	3,372
Other
Loyalty Program (TAM) (1)	382	539	441
Loyalty Program (Multiplus) (1)	445	-	-
Travel and tourism agencies	62	60	64
Other (includes expired tickets)	643	452	421
	1,531	1,050	926
Total Gross	11,799	10,139	10,920
Sales taxes and other deductions	(420)	(374)	(407)
Revenue	11,379	9,765	10,513

(1)    Since January 1, 2010 points to TAM’s flying customers are issued under the Multiplus Fidelidade loyalty program. Points were issued under the TAM Loyalty Program through December 31, 2009. Points issued, both under the Multiplus Fidelidade loyalty program and the TAM Loyalty Program, are valid for two years from the date when issued and revenue with respect to those points is recognized when the points are redeemed for awards (which in the case of award tickets, is when the participant flies using an award ticket), which may be after two years from when the points was issued.

Sales and Distribution

We are continuously developing direct and indirect distribution channels for air fare ticket sales.  We plan to increase direct sales (which at December 31, 2010 represented approximately 24.9% of our total ticket sales) by targeting the leisure market and by making it easier for our passengers to purchase tickets, principally through the internet and our call center.  We were the first airline in Latin America to sell tickets on the internet.  Through our website, registered users may purchase tickets online, receive customer service, make reservations up to one hour before departure and access information relating to the TAM Loyalty Program.  As part of our plan to increase direct sales through the internet, in 2006 we launched a new "fare profile" system for sales of domestic tickets.  We offer five fare profiles, "Promo," "Light," "Flex," "Max" and "Top," which significantly increased our direct sales in the first month after its introduction.  In 2010, we adopted the same strategy for the international market in order to focus on more attractive sectors.  The bundles available are "Access," "Flex," "Plus," "Classic," "Executive" and "First." In November 2009, we migrated our reservation platform to Amadeus Altéa, which we believe offers greater conveniences to our passengers.  In 2009, 78.4% of our sales were through travel agencies and 21.6% were through direct channels, of which 13.8% were through the website.  In 2010, 75.1% of our sales were through travel agencies and 24.9% were through direct channels, of which 17.3% were through the website.

Our call center allows passengers an alternative means to make reservations and purchase tickets.  Our call center is available 24 hours a day.  We also sell tickets through our network of stores located in the main cities of Brazil and at each airport from which we operate.

Indirect sales are those made through corporate travel agencies, agencies with registrations and pre‑approved credit and travel operators.  Currently, there are approximately 5,651 travel agencies authorized to sell our tickets in Brazil.

We use our proprietary e‑TAM portal to integrate our entire sales chain, from the time of reservation to passenger boarding, consolidating indirect sales in our Brazilian distribution chain.  Data obtained from the e‑TAM portal allows us to offer a set of customized services, based on the "one‑to‑one" concept.  In the last 12 months of operation, 92.4% of indirect channel reservations made in Brazil were made through the e‑TAM portal.

We believe that about 70% of our passenger traffic consists of business travelers and employees of large and medium‑sized companies with whom we have travel agreements.  To further develop our business relationship with our corporate clients, we have signed agreements with hotel chains and car rental companies to offer our customers complete corporate transportation and accommodation packages.  Our advertisements run primarily in media vehicles such as internet sites, radio spots, local newspaper advertisements, magazines and outdoor billboards. In 2010, we observed a new trend in our passenger’s profile.  We believe many of our new airline passengers have transitioned to us from bus travel, especially travelers previously covering more than 800 kilometers on bus.  To help target this new passenger profile, in August 2010, we launched a new retail campaign, that includes selling tickets at Casas Bahia, marketing and selling new products, and the production of a new advertising campaign with the singer, Ivete Sangalo.

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

We continuously analyze market opportunities with the intention of stimulating demand for specific routes and periods.  Lower prices are offered for one‑time promotions (such as national or regional holidays) and as incentives to take flights at particular times (such as night flights).  These prices generally carry restrictions, such as the requirement to purchase a round‑trip, a minimum stay at the destination, or the requirement that the ticket be issued within 24 hours, and generally earn reduced points for the TAM Loyalty Program.

As determined by Portaria ANAC Nº 1887/SRE, dated of October 25, 2010, airlines operating domestic and/or international passenger flights must register all information regarding fares that were sold until the last day of the previous month with ANAC.

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

Air Transportation Operations

Passenger transportation

Scheduled domestic operations

We currently operate an average of 735 daily flights to 49 airports in Brazil.  Through our regional alliances with TRIP and NHT we serve an additional 44 domestic airports.

Passenger traffic in the domestic market represented approximately 50% of our gross revenues in 2010, 53.9% of our revenues in 2009 and 56.4% in 2008.  Our RPKs in the domestic market increased 17.2% in 2010, 6.4% in 2009 and 10.6% in 2008.  The RPKs in the total domestic market increased 23.5% in 2010, 18.9% in 2009 and 7.6% in 2008.

In 2010, according to data provided by INFRAERO, we recorded the highest number of passengers boarded in 20 of the 42 airports operated by INFRAERO that we serve.  The table below sets forth the airports we serve in Brazil, our average number of departures per day at those airports and the number of passengers who took our flights in 2010:

Route	Average Number of Departures per day with our Aircraft(1)	Passenger Departures per year(2)
São Paulo (Congonhas)	99	2.858.690
São Paulo (Guarulhos)	80	2.862.602
Brasília	83	1.507.999
Rio de Janeiro (Galeão)	42	1.149.488
Salvador	38	910.476
Rio de Janeiro (Santos Dumont)	44	1.251.455
Recife	28	934.591
Fortaleza	27	926.548
Porto Alegre	26	794.803
Curitiba	35	847.577
Belo Horizonte (Confins)	31	831.847
Belém	19	549.039
Vitória	14	440.395
Natal	12	479.602
Florianópolis	16	501.708
Manaus	13	477.136
Goiânia	10	381.738
São Paulo (Viracopos)	10	292.040
São Luiz	10	371.118
Maceió	6	244.172
Cuiabá	9	262.905
Foz Do Iguaçu	8	281.507
Porto Seguro	3	132.158
Campo Grande	10	237.334
Aracaju	6	234.619
João Pessoa	5	251.121
Londrina	7	191.386
Teresina	5	168.690
Macapá	3	126.483
São José Do Rio Preto	4	144.942
Uberlândia	3	126.758
Porto Velho	3	127.539
Ribeirão Preto	4	158.687
Navegantes	3	104.668
Ilhéus	2	67.430
Palmas	2	90.840
Imperatriz	4	73.523
Marabá	2	64.338
Rio Branco	1	48.686
Santarém	2	65.720
Boa Vista	1	60.718
Joinville	2	58.585

(1)       Figures relate to departures on TAM aircraft only.
(2)       Figures relate to TAM Issued tickets (and include departures on non-TAM

Scheduled international operations

We operate an average of 97 daily international flights to Buenos Aires, Santiago, Asunción, Montevideo, Lima, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Caracas, La Paz, Bogotá, Miami, Orlando, New York, London, Paris, Frankfurt, Madrid and Milan.  We have codeshare agreements with LAN Group, Pluna, United Airlines, Air Canada, TAP, Lufthansa, Air China, Swiss International, Continental, All Nippon, US Airways and British Midland Airways Limited, or BMI, allowing our passengers to make connections to destinations throughout the world, in addition to other services, such as simplified check‑in, luggage shipping and access to VIP lounges.  We offer the ability to earn and redeem points through the TAM Loyalty Program on all Star Alliance member flights besides LAN.

International passenger traffic represented 27.8% of our gross revenue in 2010, 26.4% in 2009 and 25.9% in 2008.  Our RPKs from international flights grew 15.6% in 2010, 12.5% in 2009 and 40.2% in 2008, successive increases that have resulted primarily from increased capacity on selected routes that presented substantial traffic throughout the year. Our share of the international market operated by Brazilian carriers was 87.6%, 89.9% and 75.2% in 2010, 2009 and 2008, respectively, successive increases that have resulted primarily from a decrease in Varig's long haul international flights as result of its liquidation.

Cargo transportation operations

We also earn revenues through cargo transportation operations.  These operations represented 9.4% of our gross revenue in 2010 and 9.2% of our gross revenue in 2009 and 2008.  TAM Cargo is our freight business unit, reporting directly to our Commercial and Planning Vice President.  We do not operate exclusive cargo aircraft; however, we sell the empty space available in the belly of passenger aircraft, both in domestic and international markets.

We are continuously improving our cargo terminal operating structures, products and processes, resulting in faster receipt of packages and better branding.  In 2009, we implemented a new cost saving and advanced tracking system, which allows shippers to track in detail and in real-time the entire path of their freight.  In 2010, we enlarged our infrastructure even more and in November, we began to operate the domestic cargo terminal in Petrolina (PE).  Since November, we began offering a new way to send and receive cargo in and to Pernambuco and the Northeast, a strategic region for our business.  In 2010, we also introduced the Big Box, an innovative packaging specially developed for transportation of parcels.  This product increases our operational excellence in airline cargo, improves the ergonomics of our cargo operations, provides benefits for employees and contributes to cost control.  We intend to meet our customers' needs by growing our operations, both by increasing the freight of small packages, which have higher yields, and in large volume freight, such as industrials and perishable cargo.

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

Travel and tourism operations

We also have a travel and tourism operation, TAM Viagens.  In 2010, 2009 and 2008, this business represented 4.1%, 4.4% and 3.8% of our total revenues respectively.  TAM Viagens offers complete packages including air tickets, ground transportation, hotels, tours and several tourism services.  Nowadays, it is one of the largest tour operators in Brazil and has 77 of its own stores, which deals with more than 5,000 agencies all over the country, offering products to more than 750 tourist destinations.

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

In 2010, TAM Viagens became part of the Multiplus coalition and began accepting and giving points for the sales of packages.  We have also completed the process of opening TAM Viagens franchise stores and our subsidiary, TP Franchising, operates the expansion and quality control of the related franchisees.  We expect to have 200 retail shops open by the end of 2011.  Under our franchise model, the franchisee is responsible for all operating expenses ,including the store opening.  As a result, each additional TAM Viagens franchise store increases the reach of our operations at no additional cost, further improving our margins.

Marketing

TAM Loyalty Program

The TAM Loyalty Program was the first loyalty program launched by a Brazilian airline and represents a key element in our marketing strategy.  We believe our program is the most flexible in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points.  The TAM Loyalty Program has more than 8 million members and approximately 13 million free flights have been distributed since its creation in 1993.  Beginning in 2009, we launched Multiplus Fidelidade, a loyalty network that integrates the TAM Loyalty Program and allows our members to accumulate points, not just by flying with TAM, but also by flying with partner airlines, making purchases through TAM Loyalty Program‑affiliated credit cards or using services and products at Multiplus Fidelidade partner establishments. The TAM Loyalty Program is currently operated by our subsidiary, Multiplus, on our behalf and the TAM Loyalty Program is one of several coalition partners of the Multiplus Fidelidade network of loyalty programs. Multiplus Fidelidade is described below. Banco Itaú Unibanco S.A., or Itaú Unibanco, offers credit cards that allow holders to earn Multiplus Fidelidade points, and credit cards are available in both MasterCard and Visa designations.  TAM Loyalty Program customers are classified in four different categories (white, blue, red and black) and qualification for a particular category is based on miles flown.  The rate at which points accumulate varies depending on membership tier.  The white card is the base level of membership and cardholders accrue points each time they fly.  Blue and red cardholders receive progressively greater benefits and increased points for miles flown, allowing the holders to accrue redeemable points for free travel more quickly.  We launched the black card in 2009 to create additional benefits and conveniences for our most frequent flyers, such as granting black cardholders access to a dedicated customer service group to help meet all of their needs.

Points earned by TAM Loyalty Program members must be redeemed for tickets within two years, and historically approximately 22.6% of points expire without being redeemed.  This two year period for redemption limits the growth in liabilities arising from the TAM Loyalty Program and Multiplus Fidelidade, assuming a stable trend in relation to the number of passengers we carry.  See "Item 5.  Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates and Judgments — Revenue Recognition".

Multiplus Fidelidade

In 2009, we launched Multiplus Fidelidade, a program designed to create a broader network in which our customers can earn points through the TAM Loyalty Program.  Multiplus Fidelidade is a coalition of loyalty programs that permits the accrual of points for redemption from products and services offered by many different partner companies, not just ours.  We believe this expanded network helps to capture and retain customers and increase sales.  It is attractive to our less frequent flyers because it allows them to accrue loyalty points in many ways besides flying.  We believe Multiplus Fidelidade is a source of value generation and after its initial public offering, the company increased its corporate governance, dedicating a team that, we believe, will improve even more those sales. At the end of 2010, Multiplus had 151 partner establishments, of which 14 were coalition partners, including the TAM Loyalty Program, and the remainder were accrual partners.  Of the 14 coalition partners, seven joined in 2010.

Communications with our passengers

Our "Talk to the CEO" initiative was introduced to encourage passengers to send us suggestions, compliments and complaints.  TAM´s customers can contact us by telephone, e-mail, fax, letter and other social medias. Our 0800 123 200 hotline number is available 24 hours a day, 7 days a week.  Once an issue is raised by a passenger, we research and analyze it, and  keep the customer informed about the solution.  In 2010, the service generated 510,000 responses from our passengers (including suggestions, compliments and complaints), compared to 350,000 in 2009 and 179,564 in 2008.  In 2010, TAM launched a new communication platform, Customer Relations 2.0.  This new platform focuses on responding the contacts received by social medias, such as twitter, facebook, blogs, etc. The customer relations service is also available in 13 countries in North America, South America and Europe.

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

The advantages of our modern technology, combined with our excellent operating and maintenance standards for our aircraft, yield high equipment utilization rates and reliability levels ("technical dispatch capacity").  Our fleet maintains a high technical dispatch capacity index according to IATA standards.  This index measures the on‑time departure capacity of aircraft without taking into consideration external factors such as bad weather.  In 2010, we had an average fleet operational reliability index of 98.7% (compared to 98.6% and 98.8% in 2009 and 2008, respectively) for our fleet in operation, the reference point used in auditing our technical services.  Aircraft, engine and equipment manufacturers audit our data according to IATA's unified standard.

TAM Linhas Aéreas has RBAC (Brazilian Aviation Approval Regulation) certifications 121 and 145 for maintenance operations and services.  It also has FAA and EASA 145 certification for maintenance services, which are performed at the São Carlos maintenance center in São Paulo.

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

The following table illustrates our fleet composition over the last three years:

	In Operation
	December 31,
Model	2010	2009	2008
Boeing 777	4	4	4
Airbus A340	2	2	2
Airbus A330	18	16	16
Boeing 767	3	3	3
Airbus A321	7	5	3
Airbus A320	86	81	81
Airbus A319	26	21	20
ATR - 42	5	—	—
Total	151	132	129

TAM Mercosur's fleet consists of 3 Airbus A320 aircraft (sub‑leased from TAM Linhas Aéreas) and Pantanal’s fleet consists of 1 Airbus A320 and 2 Airbus A319 (sub-leased from TAM Linhas Aéreas), also Pantanal has 5 ATR-42 aircraft in its fleet.

The average age of the TAM Linhas Aéreas fleet is one of the lowest in global aviation: 6.3 years for Airbus A319/320/321 model aircraft, and 6.5 years for Airbus A330/340 model aircraft.  With 151 aircraft in operation, the overall average age of our fleet was 6.4 years at the end of 2010.

The following table sets forth the historical and projected development of our operational fleet at December 31 in each of the years indicated:

	2012(1)	2011(1)	2010	2009	2008	2007
	(Number of aircraft)
Airbus A330/A340	21	22	20	18	18	14
Airbus A319/A320/A321	131	124	119	107	104	88
Fokker 100	—	—	—	—	—	5
MD‑11	—	—	—	—	—	3
Boeing 767	3	3	3	3	3	—
Boeing 777	8	4	4	4	4	—
ATR-42	—	3	5	-	-	—
Total	163	156	151	132	129	110

(1)       Our fleet projection is based on the following:  we currently have firm orders with Airbus for 58 Airbus aircraft (56 aircraft narrow body family A320 and two A330) for delivery through 2013. In addition, we have firm orders for 27 Airbus A350XWB models 800 and 900, with options for five more, with delivery between 2014 and 2018.  We currently have firm orders placed with Boeing for six B777-300ER aircraft, of which four are expected to be delivered in 2012 and two in 2013.  In 2010, we made firm orders with Airbus for an additional 20 Airbus A320 family to be delivered in 2014 and 2015, and converted 5 of our 10 A350 options existing at December 31, 2009 into firm orders with deliveries through 2018.

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

As of December 31, 2010, we had firm commitments to purchase 91 aircraft, with an aggregate manufacturer's list price of approximately U.S.$9.16 billion.    Additionally, in 2011, we announced the order of 32 Airbus A320 family aircraft and two Boeing 777-300ER aircraft.  Out of this order, 22 of the Airbus A320 family aircraft are for the new model A320neo.  These aircraft will be delivered between 2016 and 2018.  The engine option will be announced at a later date.

Leasing agreements

TAM Linhas Aéreas currently leases all of its aircraft using long‑term lease agreements and Pantanal Linhas Aéreas leases two aircraft and owns three.  We believe that leasing, rather than owning, aircraft gives us greater flexibility because it allows us to change the composition of our fleet relatively quickly in the event that we need to do so.

Of our total fleet of 151 aircraft at the end of 2010, 144 of our aircraft were subject to operating leases, four to finance leases and three were owned by Pantanal Linhas Aéreas.  However, for accounting purposes, 75 of TAM Linhas Aéreas’ lease contracts are classified as finance leases.

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

•                    an engine maintenance agreement between TAM Linhas Aéreas and MTU Maintenance Hannover GmbH, or MTU Hannover, dated September 14, 2000, pursuant to which MTU Hannover has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to certain V2500‑A5 engines.  The agreement provides that MTU Hannover may subcontract to third parties and that MTU Hannover will not be held liable for damages to or losses of TAM Linhas Aéreas or third parties due to the performance or non‑performance of the services contracted, unless caused by willful misconduct or negligence of MTU Hannover.  The agreement provides that service orders placed by TAM Linhas Aéreas will be charged on actual services performed, based on hourly rates for engine/module repair work and on a fixed price for test runs, including fuel and oil, subject to an escalation formula.  This agreement terminates on June 30, 2014; and

•                    an engine maintenance agreement between TAM Linhas Aéreas and United Technologies Inc., Pratt and Whitney Division, or Pratt and Whitney, dated September 14, 2000, pursuant to which Pratt and Whitney has agreed to perform maintenance, modification and/or overhaul of engines, engine modules and their parts and components.  Pratt and Whitney has a limited exclusivity right for maintenance services of engines and modules pursuant to the terms of this agreement.  This exclusivity provision requires TAM Linhas Aéreas to obtain prior written authorization from Pratt and Whitney before sending the equipment to another maintenance service supplier, with an exception in the case of delay or non‑performance of services by Pratt and Whitney.  The services to be provided by Pratt and Whitney are charged based on a fixed rate specified for each type of service, subject to an escalation formula.  TAM Linhas Aéreas is required to make payments based on actual services performed.  This agreement terminated on September 14, 2010.

We are certified to conduct maintenance on each type of aircraft in our fleet.  Line maintenance is performed at all bases at which we operate, but mainly at the airports in São Paulo, Congonhas and Guarulhos.  We also conduct heavy maintenance and component repair and overhaul at our main maintenance center in São Carlos, which is 250 kilometers northwest of São Paulo.  The São Carlos maintenance center is approximately 4.6 million square meters in size and is fully certified by ANAC, EASA, FAA, TC - Canada and other Latin American aeronautical authorities to perform heavy maintenance ("C" & "D") on most of our fleet, including the Airbus A330, A320, A318, A319 and A321, ATR 42, Boeing 767 and Fokker 100, as well as over 2,500 different aeronautical components and parts for Fokker 100 and several parts for all Airbus aircraft and many of our Boeing aircraft.  Our maintenance center completed its ANAC 145 certification for Boeing 767 aircraft at the end of 2008, and the first inspections began in 2009.  Our maintenance center currently has over 1,150 direct employees (for core maintenance activities) and approximately 300 indirect employees (providing support functions, such as security, facility maintenance and cleaning).  Line maintenance and supply chain activities include approximately 100 additional employees.

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

Besides maintenance on our own aircraft, we also perform maintenance for third party aircraft and flight components, including maintenance for certain of our competitors, within the ranges of our certifications.  We are party to several line maintenance support contracts, pursuant to which we provide maintenance on Airbus aircraft, as well as heavy and component support for Brazilian and foreign airlines.  We also have a total care maintenance contract for the President of Brazil's A319 ACJ.  Our maintenance services are consistently growing, helping us to dilute our fixed expenses, as well as increase our revenues.

A significant part of our aircraft and vehicle maintenance expenses are indexed to the U.S. dollar.  For a description and analysis of the effect of exchange rate variations on our income, including fleet maintenance expenses, see "Item 11.  Quantitative and Qualitative Disclosures about Market Risk — Exchange rate risk."

Fuel

Fuel is the largest component of our operating expenses, representing 33% of our operating expenses in 2010.

Fuel consumed in Brazil represents approximately 85% of our total consumption and is acquired through the following distributors: Air BP, BR Aviation (Petrobrás) and Shell Aviation (which acquired the Cosan business, formerly known as Exxon Mobil, in 2009).  We purchase fuel abroad from Air BP, Petrobrás, Exxon Mobil, J&D Oil Field, Shell, Morgan Stanley, Repsol YPF, World Fuel Services, Q8 and Air Total.  Supply contracts for fuel in Brazil are normally made for a two to three year period and current contracts expire at the end of 2012.  Supply contracts at our international bases normally have a term of one or two years.  The great majority of our fuel is purchased under "into‑plane" terms, meaning that the supplier is responsible for delivering the fuel directly into the tanks of our aircraft.  The fuel prices in the contracts we sign normally consist of three components: (i) the reference price from regional refinery, (ii) the supplier logistics and operational margin (differential) and (iii) airport storage/hydrant fees and taxes. Refineries kerosene price is subject to international market variations (offer/demand) in the reference price of crude oil and refineries' margins.  The supplier differential is the portion charged by the supplier, which normally consists of a fixed amount per volume negotiated and committed to be charged during the contractual period, and reflects the cost of fuel procurement, distribution, storage, and refueling, as well as a profit margin.  Airport taxes and fees vary by airport.  We have a department responsible for negotiating fuel purchase contracts and, as a result of the high volumes of fuel we purchase, we believe that we are normally able to obtain more favorable terms than most of our competitors.

To reduce our exposure to international fuel price and exchange rate variations, in 2006 we began to enter into arrangements intended to hedge a minimum of 30% and a maximum of 80% of our projected fuel consumption.  Due to new market and macroeconomic conditions, we decided to modify this policy.  We now hedge our fuel requirements up to a five year period with between 20% and 60% of our future fuel requirements hedged over the first 12 months, and 10% to 60% hedged over the second 12 months.  For a description and analysis of the effect of volatility in fuel prices on our income, see "Item 11.  Quantitative and Qualitative Disclosures about Market Risk — Risks relating to variations in the price of oil." Another important cost reduction initiative involving fuel is our "fuel tanker" program, pursuant to which we refuel aircraft in regions where fuel prices are relatively low.  This initiative has more of an effect in Brazil, where the local taxes for each state cause significant variances in final fuel price.  We have also formed a multidisciplinary work group, involving each of our departments responsible for fuel, engineering, control, operations, dispatching and financing, to develop other measures to reduce spending and fuel consumption by our fleet.

Safety

We adopt the highest safety standards in the world.  We comply with Brazilian and foreign aviation regulations, including those issued by the ICAO (International Civil Aviation Organization), the FAA – Federal Aviation Administration (U.S. aviation authority) and the EASA – European Aviation Safety Agency (EASA).  As an international airline, we are a member of the IATA, and sit on the Regional Flight Safety Committee (RCG).  We are also a member of the Flight Safety Foundation (the largest nongovernmental organization for flight safety) and the Flight Safety Committee (a committee comprised of all Brazilian airlines).

Our priority is to provide safe air transportation.  Our founder, Commander Rolim Amaro, passed down one of our key corporate mottos:  "Safety comes first to the client."  We are devoted to flight safety and adopt modern certification  and system standards.  For example:

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

•                    In January 2010, we ratified the IOSA certification that IATA granted us in 2007 and validated in 2008.  The IOSA certification is the most complete and recognized international operational safety certificate.  The IOSA certification requires an independent evaluation system focused on the operational management and control systems of airlines.  The IOSA audit encompasses over 940 requirements related to operational safety, such as management system, flight operations, operational dispatch, ramp operations, airports, maintenance, cargo operation, operational safety and training for each area associated with operations.  With IOSA registration renewal, we met a pre-requisite for joining the Star Alliance;

•                    In February 2010, we were certified by the Argentine National Civil Aviation Administration for the rendering of maintenance services on Airbus A318, A319 and A320 aircraft registered in Argentina, along with their components;

•                    In March 2010, we were certified by Ecuador aeronautical authority (Direccion General de Aviation Civil) to perform maintenance service on Airbus A318, A319, A320, A321 and Fokker-100 aircraft registered in Ecuador, along with their components; and

•                    In August 2010, we were certified by Transport Canada Civil Aviation (TCCA) to perform maintenance service on aircraft registered in Canada.

Brazilian civil aviation follows the highest safety standards in the world.  Brazil is classified as a Category 1 (the highest category) country in terms of the flight safety standards established by ICAO.  Category 1 is the highest.

Insurance

We maintain insurance policies as required by law and the terms of our aircraft leasing agreements.  The scope of these policies includes all risk coverage for aircraft hulls, including war risks and third party legal liability for passengers, cargo, baggage and injuries to third parties on the ground.  Our current policies, which will be in force through December 19, 2011, follow practices adopted by the international civil aviation industry.

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

We have also contracted for liability insurance in respect of our directors and officers and the existing policy is due to expire on March 30, 2012.

Information Technology

We invest significantly in information technology systems that enhance our operating processes, allow us to provide higher quality services to our passengers, grant us greater flexibility and increase the speed of our operations.

In 2004, we introduced the e‑TAM portal, a tool that integrates our entire sales chain, from the time of reservation through to passenger boarding.  Moreover, data obtained from the e‑TAM portal allows us to offer our passengers a set of customized services.  The great majority of our domestic reservations made in Brazil are made through the portal environment.  The use of the e‑TAM portal allows us to reduce the cost of reservations and ticket issuance by consolidating the GDSs previously used for almost all our reservations.  Currently, GDS is used more for international tickets issued in Brazil and for tickets issued abroad.

We were the first Brazilian airline to develop and install self‑service check‑in kiosks in airports.  With over 167 units in Brazil's major airports, the kiosks allow passengers who purchase e‑tickets to check‑in and select their seat in less than ten seconds, reducing lines in the check‑in halls and on board the aircraft.  In 2010, 2009 and 2008 approximately 3,270,531, 6,220,208 and 5,888,474 passengers, respectively, checked in through the self‑service kiosks.

In October 2003, we signed a general services agreement with Sabre Travel International Limited, pursuant to which we were granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup.  This agreement was intended to remain in force for ten years, unless early terminated by either party.  In March 2009, we announced that we were exercising our right to early terminate the contract and that early termination became effective in March 2010.

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

To a much less degree, we also face competition from a number of significantly smaller airlines operating in the domestic market.  In 2010, 13 different airlines together shared the 17.7% of the domestic market that is not served by TAM and Gol (who together share approximately 82.3% of the domestic market).

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

The table below shows the history of market participation on domestic routes, calculated by reference to RPKs, for the major Brazilian airlines, for the periods indicated (based on data provided by ANAC):

	__2010__	__2009__	__2008__	__2007__	__2006__	__2005__
	in percentages
TAM	42.8	45.4	50.4	48.8	47.8	41.3
GOL/VRG	39.5	41.7	42.4	-	-	-
GOL	-	-	-	39.5	34.3	25.9
Varig	-	-	-	3.5	10.0	25.5
Others	17.7	12.9	7.2	8.1	7.9	7.3

______________________

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

With respect to international flights, airlines compete primarily on the basis of routes, services, price and mileage and frequent flyer programs.  We offer 96 daily international flights to Buenos Aires, Santiago, Asunción, Montevideo, La Paz, Bogota, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Caracas, Lima, Miami, New York, Orlando, London, Paris, Frankfurt, Madrid and Milan.  We have codeshare agreements with LAN Group, Pluna, United Airlines, Air Canada, TAP, Lufthansa, BMI, Air China, Swiss International, Continental, All Nippon and US Airways, allowing our passengers to make connections throughout the world, in addition to other services such as simplified check-in, luggage shipping and access to VIP lounges.  We also have interline agreements allowing us to offer our passengers a wide range of destinations around the world.  On October 7, 2008, we publicly announced that we were joining the Star Alliance, the largest global alliance in commercial aviation.  We became a full member of the Star Alliance on May 13, 2010.

In the international market, our main competition is from major international airlines that serve the markets in which we operate.  Our average international market share in 2010 was 87.6% (measured by RPK among Brazilian companies).  According to ANAC, Brazilian airlines were responsible for approximately 35% of international passengers transported in 2009.  We believe that in 2010, Brazilian airlines transported 35% of those passengers to and from Brazil.  The table below shows the history of market participation on international routes, calculated by reference to RPKs, among only the Brazilian airlines, for the periods indicated (based on data provided by ANAC):

	__2010__	__2009_	__2008__	__2007__	__2006__	__2005__
	in percentages
TAM	87.6	89.9	75.3	67.5	37.3	18.4
GOL/VRG	12.2	10.0	23.9	-	-	-
GOL	-	-	-	14.2	7.3	2.1
Varig	-	-	-	13.1	50.4	77.0
Others	0.2	0.1	0.8	5.2	5.0	2.5

______________________

Source:  ANAC.

To help compete effectively in the international market, in January 2011, TAM, together with its controlling shareholders, TEP and the Amaro family, entered into agreements with LAN, and its respective controlling shareholders to effect a  proposed business combination of LAN and TAM.  This merger remains subject to governmental and regulatory approval.

Overview of the Industry

General

According to INFRAERO, Brazil is the fourth largest domestic aviation market in the world (in number of scheduled passengers transported), covering a vast area (greater than the continental United States) with a population of approximately 190.7 million people in 2010 (according to the Brazilian Geography and Statistics Institute – Instituto Brasileiro de Geografia e Estatística, or IBGE).  We believe that the São Paulo (Congonhas) — Rio de Janeiro (Santos Dumont) shuttle route is one of the busiest shuttle routes in the world.  According to ANAC, more than 3.3 million passengers were transported on this route in 2009.  Growth of the Brazilian commercial aviation industry is closely related to growth of Brazilian GDP.  According to INFRAERO, the Brazilian commercial aviation industry transported approximately 69.7 million passengers in the domestic market in 2010.

Brazilian civil aviation follows the highest established standards of operational safety in the world.  Brazil is classified as Category 1 under the aviation safety standards established by the ICAO, the same classification as the United States and Canada.

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

In 2009, the ten busiest airports accounted for 69% of all domestic traffic in terms of departures and arrivals, according to ANAC's annual report.

The domestic civil aviation market is principally served by TAM and Gol/VRG, who together represented 82.3% of all domestic routes in 2010, in terms of RPK.  According to ANAC, in 2010, our share of the domestic market was 42.8%, while that of Gol/VRG was 39.5%.  The remaining market share, approximately 17.7%, was served by 13 different airlines.  This market profile is consistent with the historical make‑up of the domestic market, which has traditionally seen a small number of airlines holding the vast majority of domestic market share and a much larger number of airlines (the identity of whom has continuously changed over the years as different airlines have entered and left the market) holding the remaining portion.

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

Since the year 2000, the annual air‑traffic passenger growth rate, in terms of RPK, was 11.1%, compared to an annual available capacity growth rate in terms of ASK, of 9.4%.  The average load factor in the period was 65.2%.  Domestic passenger traffic and available capacity rates for the period between 2000 and 2010 are set out in the following table:

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010(2)
	(in millions, except percentages)
ASKs	41,562	45,314	47,013	41,851	42,756	48,740	55,257	64,598	73,015	86,471	102,030
Change in ASKs(1)	–	9%	4%	–11%	2%	14%	13%	17%	13%	18%	18%
RPKs	24,479	26,527	26,711	25,196	27,962	34,147	39,261	44,447	47,814	56,864	70,210
Change in RPKs(1)	–	8%	1%	–6%	11%	22%	15%	13%	8%	19%	23%
Load factor	59%	59%	57%	60%	65%	70%	71%	68%	66%	66%	69%

(1)       Percentages refer to percentage change from previous year.

(2)       In 2010 ANAC change the methodology  of the data

Source:  ANAC.

Historically, growth in domestic civil aviation demand has generally exceeded growth in GDP.  From 2000 to 2010, domestic civil aviation RPK grew 11.1% per year, while the annual GDP growth rate in the same period was 3.7%, according to ANAC and IBGE.

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

Regulation of the Brazilian Civil Aviation Industry

Overview

Scheduled air transportation services are considered public services in Brazil and, accordingly, are subject to extensive regulation by the High Command of Aeronautics of the Ministry of Defense, or the High Command of Aeronautics, CONAC, ANAC and the recently created SAC. Scheduled air transportation services are also regulated by the Brazilian federal constitution and by the Brazilian Aeronautical Code.

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

CONAC is the Brazilian President's advisory body.  Its board of advisors includes the Minister of Defense, the Minister of Civil Affairs, the Minister of Finance, the Minister of Development, Industry and Foreign Trade, the Minister of Foreign Relations, the Minister of Tourism and the Command of the High Command of Aeronautics.  CONAC has the authority to establish policies for the Brazilian civil aviation industry that are adopted and carried out by the High Command of Aeronautics and ANAC.  CONAC establishes general rules related to adequate representation of Brazil in treaties, conventions and other matters related to international air transportation, airport infrastructure, the granting of additional funds to be used to benefit airlines and airports (based on strategic, economic and leisure considerations), the coordination of civil aviation operations, air safety, concessions for the operation of airline services and permits for the provision of related commercial services. Pursuant to Provisory Measure No. 527, the President of CONAC shall be the same person that serves as the Secretary of SAC.

ANAC is the main civil aviation authority in Brazil and, pursuant to Provisory Measure No. 527, now reports directly to SAC. Prior to Provisory Measure No. 527, ANAC reported directly to the Ministry of Defense. ANAC is an independent regulatory agency associated with, but not under the control of, the Ministry of Defense and operates as an independent agency for an indefinite term.  ANAC principally has the authority to: (i) regulate, inspect and supervise services rendered by airlines operating in Brazil, (ii) grant concessions, permits and authorizations for air transport operations and airport infrastructure services, (iii) represent the Brazilian government before international civil aviation organizations, (iv) control, register and inspect civil aircraft, and (v) ensure that air transportation services are provided under free market principles.

SAC is a new civil aviation and airport infrastructure regulatory authority created by Provisory Measure No. 527, issued by the Brazilian President on March 18, 2011. SAC is an advisory body, equivalent to a Ministry, to the Brazilian President, and holds the civil aviation powers and responsibilities previously vested with the Ministry of Defense. SAC's main objective is to facilitate the development of Brazil's airport infrastructure. Provisory Measure No. 527 is valid for a period of 60 days and is renewable for one additional 60 day period until the Brazilian Congress reviews and votes on the Measure. As part of Provisory Measure No 527's reorganization of civil aviation powers and responsibilities, ANAC will report directly to SAC, instead of the Ministry of Defense.

The Brazilian government has recognized and approved the three main international conventions related to world commercial air transportation operations:  the Chicago Convention of 1944, the Geneva Convention of 1948 and the Montreal Convention of 1999.

Recently, in February 2009, the Federal Government approved the new Civil Aviation National Policy (Política Nacional de Aviação Civil or "PNAC").  Although the PNAC does not establish any immediate measure, it contains the main guidelines for the national civil aviation system.  It encourages the Ministry of Defense, CONAC and ANAC to issue regulations on strategic matters such as safety, competition, environmental, and consumers' issues, as well as to inspect, review and evaluate the activities of all operating companies.

Air transportation services concession

The Brazilian federal constitution grants the Brazilian government the exclusive authority to explore air transportation services and airport infrastructure and provides that the government can render these services either directly or indirectly through third parties (by means of concessions or permits).  According to the Brazilian Aeronautical Code and regulations issued by the High Command of Aeronautics, any operation of scheduled air transportation services requires a concession granted by the High Command of Aeronautics.  The terms of each concession must be formalized by means of a concession agreement entered into with ANAC.  Any company seeking a concession must meet certain economic, financial, technical, operational and administrative requirements established by ANAC.  In addition, all companies seeking a concession must (i) be legal entities constituted in Brazil, (ii) obtain an Air Transport Operation Approval Certification (CHETA), and (iii) comply with certain restrictions regarding ownership of its shares or quotas.  See "— Rights to Operate Air Routes — Restrictions against the ownership of shares in airlines operating under concessions."

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

Aircraft registration

The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code.  The Brazilian Aeronautical Code provides that no aircraft is authorized to fly in Brazilian airspace or to land in or take‑off from Brazilian territory without being duly registered.  In order to remain registered with a Brazilian registration number, an aircraft must have both a certificate of registration and an airworthiness certificate (certificado de  aeronavegabilidade), each of which is issued by RAB after a technical inspection by ANAC.  The certificate of registration issued by ANAC attributes Brazilian nationality to the aircraft and proves for its enrollment with the proper authorities.  The airworthiness certificate is generally valid for six years from the date on which ANAC conducted its inspection of the aircraft and provided authorization for it to fly over Brazilian airspace (subject to continued compliance with certain technical requirements and conditions).  The registration of any aircraft can be cancelled in the event that the authorities verify that such aircraft is not in compliance with the requirements for registration (in particular any failure to adapt the aircraft to any safety requirements specified by ANAC or by the Brazilian Aeronautical Code).

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

Ordinance No. 569/GC5 of September 5, 2000 provides that international air transportation services may be cancelled in the event that such services are (i) not implemented or operated for more than six months, (ii) interrupted for more than six months, pursuant to Note No. 001 / GM5 / ADM enacted by the Cabinet of the Aeronautics' High Command or January 9th, 1987, (iii) the airline is proven to be incapable of performing the service, or (iv) the airlines fails to comply with the agreements, laws and regulations of the High Command of Aeronautics.

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

INFRAERO, a government company that used to report to the Ministry of Defense and now reports to SAC pursuant to Provisory Measure No. 527, has the function of managing, operating, and controlling most Brazilian federal airports (including their control towers and airport safety operations).  Smaller airports and regional airports may belong to state or municipal governments and, in such cases, are frequently managed by local government agencies.  INFRAERO performs safety activities at most Brazilian airports, including the verification of passengers and baggage, cargo safety and general airport safety measures.

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

International prices are established in accordance with bilateral agreements.  Since 1993, fares from all companies selling international flights originating in Brazil were required to exceed a floor.  On April 22, 2009, ANAC approved a gradual phasing out of the floor (for flights to destination other than South America) through discounts of up to 20% until July 2009, 50% until October 2009, and 80% until April 2010, when the phase‑out ended.  For international flights with destinations to South America, the floor was removed in September 2008.

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

The Brazilian government is studying an increase to the regulatory limitation on foreign capital investments in Brazilian airline companies from 20% to 49% of voting capital. The Brazilian Congress is already discussing certain draft bills related to this increase, which may be voted upon and/or approved with Provisory Measure No. 527. The Brazilian government is considering potential privatization of commercial airport operations.

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

C.           Organizational Structure

We currently have 156,206,781 shares, divided into 55,816,683 common shares and 100,390,098 preferred shares.  TAM's main shareholders are TEP and the Amaro family together, which together hold 46.6% of the capital stock of TAM.  See "Item 17 — Related Shareholders and Transactions." We have a 53.4% free float.  The organization chart below summarizes TAM's ownership structure.  The following organizational chart sets out, in summary form, our shareholder structure and subsidiaries as of the date of this report:

*TAM Milor was acquired in July 2010 and merged into TAM Linhas Aéreas in March 2011.

TAM is a joint stock company incorporated on May 12, 1997, whose main corporate purpose is holding  ownership interests in the capital of companies in the air transportation industry.  We hold direct ownership interests in:

•                    TAM Linhas Aéreas, a passenger and cargo transport company with routes in Brazil and internationally. TAM Linhas Aéreas also has an MRO (maintenance, repair and overhaul) business line.

•                    Mercosur, an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

•                    TP Franchising, a company dedicated to developing franchises.

•                    Multiplus, a company that we launched in October 2009 to administer a network of loyalty programs. Multiplus exclusively manages the TAM Loyalty Program.  In February 2010, an initial public offering was conducted for Multiplus, reducing our ownership in Multiplus from 100% to 73%.  Our current ownership is 73.17%.

•                    Pantanal, an airline headquartered in Brazil.  On December 19, 2009, we signed an agreement for the acquisition of all of Pantanal's shares.  This acquisition was approved by ANAC on March 18, 2010.

Through our subsidiary, TAM Linhas Aéreas, we also control TAM Capital, TAM Capital 2, TAM Financial 1 and TAM Financial 2. Each of these companies is headquartered in the Cayman Islands and each company's main activities involve aircraft acquisition, financing and debt issuance.  We wholly and unconditionally guarantee the debt issued by our wholly-owned companies. TAM Linhas Aéreas also controls the company TAM Viagens, whose corporate purpose is to carry out the activities of a travel and tourism agency under the name TAM Viagens, and TAM Milor, whose corporate purpose is the ownership of the TAM trademarks.

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

According to ANAC, growth in the Brazilian civil aviation market is closely correlated to growth in Brazilian GDP.  In terms of RPKs, the Brazilian domestic flight market increased 15.0% in 2006, 13.2% in 2007, 7.6% in 2008, 18.9% in 2009 and 23.5% in 2010.  We believe that Brazilian GDP is an important factor in determining our capacity for future growth and our results of operations.

The Central Bank has changed the base interest rate several times in order to keep inflation within this target.  For the year ended December 31, 2008, the average base interest rate was 15.1% and the GDP growth for that year was 5.1%.  For the year ended December 31, 2009, the base interest rate was 8.55% and the GDP growth for that year was 4.9%.  For the year ended December 31, 2010, the base interest rate was 10.64% and the GDP for that year was 7.5%.

Effects of exchange rate variations and inflation on our financial condition and results of operations

Our financial condition and results of operations have been historically affected by variations in exchange rates and the rate of Brazilian inflation.  Our expenses (such as fuel expenses, lease obligations, aircraft insurance, engine maintenance and related expenses) are principally denominated in U.S. dollars or are linked to the U.S. dollar.  In 2010, 2009 and 2008,  approximately 44%, 42% and 50%, respectively, of our operating expenses were either denominated in or linked to the U.S. dollar.  By contrast, most of our revenues are received in reais.  We are therefore exposed to fluctuations in the U.S. dollar/Brazilian real exchange rate.  In 2010, approximately 40% of our revenues, which includes revenue from Multiplus, were denominated in U.S. dollars, compared to 36.6% in 2009 and 35% in 2008.

Inflation has historically had an impact on our financial conditions and results of operations and it continues to do so.  Our suppliers of services and certain products related to our operating expenses generally utilize the IPCA index to adjust their prices for inflation.  Approximately 53%, 52% and 46% of our operating expenses were linked to inflation in 2010, 2009 and 2008, respectively.  A substantial increase in inflation could adversely affect the amount of our expenses.

The table below sets forth certain data relating to inflation, real GDP growth rates, the Brazilian real/U.S. dollar exchange rate and oil prices for the periods indicated:

	Year Ended December 31,
	2010	2009	2008
Real growth in GDP	7.5%	(0.6)%	5.1%
Inflation (IGP‑M)	11.3%	(1.7)%	9.8%
Inflation (IPCA)	5.9%	4.3%	5.9%
DI Rate(1)	10.64%	8.55%	13.62%
LIBOR(2)	0,30%	0.25%	1.43%
Appreciation (depreciation) of the Brazilian real in relation to the dollar	4.5%	34.2%	(24.2)%
Rate of exchange at end of period — U.S.$1.00	R$1.6662	R$1.7412	R$2.337
Average exchange rate(3) — U.S.$1.00	R$1.7593	R$1.9935	R$1.837
Increase in West Texas Intermediate oil price (per barrel)	15.1%	77.9%	(53.5)%
West Texas Intermediate oil (per barrel) (end of period)	U.S.$91.38	U.S.$79.36	U.S.$44.60
West Texas Intermediate oil (per barrel) (average price over period)	U.S.$79.61	U.S.$62.09	U.S.$99.75

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

Revenues

Our revenues arise principally from passenger transportation.  In the years ended December 31, 2010, December 31, 2009 and December 31, 2008, our operating revenues were derived from the following sources:

•                    77.6%, 80.4% and 82.3%, respectively, from passenger transportation service;

•                    9.4%, 9.2% and 9.2%, respectively, from cargo service; and

•                    13.0%, 10.4% and 8.5%, respectively, from services and maintenance of aircraft operated by other airlines, receipt of fines and fees in relation to re‑pricing of air fares and sub‑leasing, together with revenue from credit card companies that purchase TAM Loyalty Program points to pass on to their customers and Multiplus Loyalty Program.

Revenue from passenger transportation is driven by the number of paying passengers we transport, measured in revenue passenger kilometers, or RPKs, and the price those passengers pay, measured in the centavos price paid for each RPK, or yield  RPKs increase either as a function of increased capacity, measured in ASKs, or an increase in load factor, measured as increased RPK in relation to available ASKs.

Our competitors' activities, such as a reduction in the number of flights operated by Varig throughout a year, can also present market opportunities to generate revenue.  New airlines entering the market and the ticket pricing policies employed by our competitors can also affect our revenues.  Accordingly, we are continuously evaluating the number of flights we offer and the size of our fleet.

The following table sets forth our supply and demand, load factor and domestic and international yields for the periods indicated:

	Year Ended December 31,
	2010	2009	2008
ASKs (millions)	71,521	64,720	57,091
RPKs (millions)	51,446	44,148	40,518
Load factor	71.9%	68.2%	71.0%
Domestic yield in centavos	19.78	21.60	25.08
International yield in centavos	15.09	14.26	15.99

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

ICMS

The Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre  Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, ainda  que as Operações se Iniciem no Exterior (Tax on the Circulation of Merchandise and Services, or "ICMS") is a value‑added state tax on gross operating revenues from the transportation of cargo.  ICMS is charged for each stage in the chain of production and sale of products, at rates varying from 4% to 1.9% (depending on the product and the state where the service is rendered).

ISS

The Imposto Sobre Serviços (Tax on Services, or ISS) is a municipal tax assessed at rates varying from 2% to 5% of our gross operating service revenues.  We are required to pay ISS.

Tariff surcharge

We have been subject to a specific civil aviation industry contribution, referred to as a "tariff surcharge," that the government collected at a monthly rate of 1.0% of our domestic airfare revenues.  However, we have not paid this tariff surcharge since 2001 because we filed an injunction suspending our obligation to pay it.  While we waited for the Superior Tribunal de Justiça's (Superior Court of Justice's) decision regarding our injunction, we have been making provisions for the tariff surcharge.  In September 2010, the Superior Tribunal de Justiça confirmed a decision that definitively released us from paying the additional tariff.  In light of this decision, we reversed the provision we had recorded in our books from June 2001 through August 2010, which totaled R$585.9 million (R$439.4 million, net of income tax).

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

Fuel expenses vary depending on the international petroleum market and the size and utilization of our fleet.  From 2003 to December 2010, the price of West Texas Intermediate (“WTI”) oil, the reference price used internationally to price oil, quoted in dollars, increased 187%, from U.S.$31.85 per barrel to U.S.$91.38 per barrel.  In 2008, the price of WTI oil, quoted in dollars, decreased 53.5% from U.S.$95.98 per barrel to U.S.$44.60 per barrel, but increased to U.S.$150 per barrel in the middle of that year.  In 2009, the price of WTI oil, quoted in dollars, increased by 71.3% from U.S.$46.34 per barrel to U.S.$79.36 per barrel.  In 2010, the price of WTI oil, quoted in dollars, increased by 15% from U.S.$79.36 per barrel to U.S.$ 91.38 per barrel. Because the price of oil is quoted in U.S. dollars, our fuel expenses are also affected by exchange rate variations.  In past years, we have succeeded in passing on the increase in fuel prices and exchange rate variations to passengers by increasing our ticket prices, albeit with a delay of several months.  However, in 2009, due to the financial crisis and market competition, prices were not readjusted.  In 2010, we were able to increase fares in the international market, but due to market conditions we were not able to increase fares in the domestic market.  In 2011, fuel prices have been volatile and we may be able to pass on increased costs through our fare prices. However, we have entered into derivative transactions to hedge against certain oil price and exchange rate variations. See "Item 11.  Quantitative and Qualitative Disclosures About Market Risk."

In the case of domestic destinations, the price variances are mainly because different states in Brazil apply different rates of value‑added tax to fuel (which is not passed on to end consumers for passenger services), requiring us to continually adjust our fuel prices to optimize fuel uplift.  In the case of international destinations, the price variances reflect movements in the cost of oil on the international petroleum markets (which is itself driven by international commodity price variances), logistic costs and airport taxes on fuel.  In both cases, we believe that the factors highlighted will continue to drive fuel price variances in the future and, accordingly, that the fuel tanker program will continue to reduce expenses.

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

Expenses relating to third party services include airport ground‑support services, GDS (or Global Distribution System, an electronic passenger distribution system) expenses and airport‑utilization concession expenses.  Third‑party expenses vary mainly according to the volume of our operations.  Since implementation of the e‑TAM portal in September 2004, our GDS utilization expenses have been substantially reduced in relation to domestic reservations.  At December 31, 2010, domestic reservations made via the e‑TAM portal accounted for approximately 92.4% of all domestic reservations, compared to approximately 97.6% at December 31, 2009 and 95.1% at December 31, 2008.

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

In addition, on February 5, 2010, Multiplus S.A. carried out an initial public offering, which resulted in third parties' holding a 26.8% non-controlling interest in Multiplus' capital stock.

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

Revenue recognition

Revenue related to the TAM Loyalty Program is deferred based on the number of points currently outstanding and the historical breakage of points in the last 12 months, calculated as the average rate of points left unredeemed over that period. The fair value of points issued to participants when flying with TAM or partnering airlines is determined based on the weighted average of points sold to trading partners and free tickets granted to passengers. Also, the deferral of revenue depends on the estimate of the quantity of points to be cancelled when they expire after two years from the issuance date.

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

In September 2010, the Superior Tribunal de Justiça confirmed a decision that definitively released us from paying the tariff surcharge, calculated at 1.0% of our domestic airfare revenues.  In light of this decision, we reversed the provision we had recorded from June 2001 through August 2010, which totaled R$585.9 million (R$439.4 million, net of income tax).

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

Year ended December 31, 2010 compared to year ended December 31, 2009

The figures set forth in the table below are expressed in both millions of reais and centavos and have been subject to rounding adjustments.  Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

	Year ended December 31,
							% Net Operational Income
	2010	2009*	Variation (%)	2010	2009*	Variation (%)	2010
	(in cents of R$ per ASK)			(in millions of R$)
Domestic	8.21	8.45	(2.8%)	5,870.9	5,468.6	7.4%	49.8%
International	4.59	4.15	10.6%	3,284.5	2,684.0	22.4%	27.8%
Cargo	1.56	1.46	6.8%	1,112.7	936.3	18.8%	9.4%
Other	2.14	1.62	31.9%	1,530.7	1,050.2	45.8%	13.0%
Sales taxes and other deductions	(0.59)	(0.58)	1.7%	(420.1)	(373.6)	12.4%	(3.7%)
Revenue	15.91	15.09	5.4%	11,378.7	9,765.5	16.5%	100%
Operating expenses
Personnel	(3.26)	(3.07)	6.1%	(2,328.4)	(1,985.2)	17.3%	(20.5%)
Fuel	(4.83)	(4.24)	13.9%	(3,451.2)	(2,741.3)	25.9%	(30.3%)
Depreciation and amortization	(0.98)	(0.93)	5.1%	(699.8)	(602.4)	16.2%	(6.1%)
Maintenance and repairs (excluding personnel)	(0.86)	(0.99)	(13.5%)	(612.3)	(640.4)	(4.4%)	(5.4%)
Aircraft insurance	(0.07)	(0.10)	(26.1%)	(52.0)	(63.7)	(18.4%)	(0.5%)
Take‑off, landing and navigation aid charges	(0.85)	(0.91)	(5.9%)	(609.4)	(585.9)	4.0%	(5.4%)
Leasing of aircraft, engine and equipment under operating leases	(0.66)	(0.85)	(22.5%)	(471.0)	(549.8)	(14.3%)	(4.1%)
Third party services	(1.08)	(1.22)	(11.1%)	(773.3)	(787.6)	(1.8%)	(6.8%)
Marketing and related expenses	(1.34)	(1.32)	1.6%	(959.8)	(854.7)	12.3%	(8.4%)
Reversal of additional tariff				364.8	-	-
Other	(1.13)	(1.15)	(1.7%)	(809.3)	(744.8)	8.7%	(7.1%)
Total operating expenses	(14.54)	(14.76)	(1.5%)	(10,401.7)	(9,555.6)	8.9%	(91.4%)
Operating profit before movements in fair value of fuel derivatives	1.37	0.32	321.3%	977.0	209.9	365.5%	8.6%
Movements in fair value of fuel derivatives	0.05	0.49	(89.6%)	36.6	316.9	(88.5%)	0.3%
Operating (loss)/profit	1.42	0.81	74.1%	1,013.6	526.7	92.4%	8.9%
Finance income	2.48	3.73	(33.4%)	1,774.5	2,412.7	(26.5%)	15.6%
Finance costs	(2.34)	(1.61)	45.3%	(1,672.1)	(1,041.4)	60.6%	(14.7%)
Profit / (loss) before income and social contribution	1.56	2.93	(46.8%)	1,116.0	1,898.0	(41.2%)	9.8%
Income tax and social contribution	(0.63)	(1.00)	(37.7%)	(447.1)	(649.5)	(31.2%)	(3.9%)
Profit / (loss) after tax (all continuing operations)	0.94	1.93	(51.5%)	668.9	1,248.5	(46.4%)	5.9%
Attributable to
Non-controlling interest	(0.04)	0.00	-	31.5	1.7	1,774.5%	(0.3%)
Equity holders of TAM	0.89	1.93	(53.7%)	637.4	1,246.8	(48.9%)	5.6%

* Retrospectively adjusted (See Note 4 of our audited consolidated annual financial statements included in this Annual Report for additional information on the change in accounting policy related to flight equipment and the retrospective adjustments made to our consolidated annual financial statements as of and for the years ended December 31, 2009, 2008 and 2007).

Domestic

Domestic passenger revenue increased by 7.4% to R$5,870.9 million in 2010, compared to R$5,468.6 million in 2009.  This was due to a 17.2% increase in RPKs, combined with an 8.4% decrease in yield. The yield reduction in the domestic market reflects dilution caused by: (i) a 3.9% increase in stage length, which is the average distance flown, per flight; (ii) an increase in the number of passengers using TAM Fidelidade loyalty program reward tickets; and (iii) an increase in the volume of leisure passengers flying during off-peak hours and buying tickets in advance.  The increase in load factors and the volume of leisure passengers supports the success of a marketing campaign that we started in August, that contributed to a change in the mix of domestic passengers that we believe will become increasingly relevant. We believe that this demographic has significant potential for business growth, as the Brazilian middle class has grown considerably in recent years and is expected to continue growing. Our supply in ASKs rose 13.5%, increasing the load factor by 2.1%, to 67.5%.  The combination of these factors caused our RASK to decrease by 4.9% to R$12.7.

International

               International passenger revenue increased 22.4% to R$3,284.5 million due to a 20.1% increase in yield in dollars, while the yield in reais rose 5.8%.  The increase in international passenger demand, combined with a 6.0% increase in supply, raised our load factor rates by 6.6 percentage points to 79.0% for the year, the highest load factor we have ever recorded.  As a result, our RASK in dollars rose 31.0%, while RASK in reais rose 15.4%.

Cargo

Cargo business increased by 18.8% to R$1,112.7 million in 2010, as a result of a 14.3% increase in our domestic cargo business and a 20.8% growth in our international cargo business, despite the appreciation of the real  by 11.9% when comparing the average value of the real in each of 2009 and 2010.  In 2010, we also recorded a 28% growth in the total weight of cargo carried in both the domestic and international markets when compared to 2009.

Other

Other business increased by 45.8% to R$1,530.7 million in 2010, compared to R$1,050 million in 2009, primarily due to the creation of Multiplus, which generated R$444.9 million in revenue from the redemption of points, and a 42.3% increase in other revenues, including expired tickets.

Sales taxes and other deductions

Sales taxes and other deductions increased by 12.4% to R$420.1 million in 2010, compared to R$374 million in 2009 due to due to an increase in our revenues.

Net Revenue

Our revenue increased by 16.5% to R$11,379 million in 2010, compared to R$9,766 million in 2009 due to the increase in passenger, cargo and other revenues.  The total RASK increased by 5.4% to R$15.9 in 2010, as a result of the 10.5% increase in total ASKs, combined with the decrease in net revenue.  Our domestic RASK decreased 5.4% to R$12.6 in 2010 from R$13.3 in 2009.  Our international RASK increased by 15.4%, from R$10.3 in 2009 to R$11.9 in 2010.

Operating expenses

Our operating expenses increased by 8.9% to R$10,402 million in 2010, compared to R$9,556 million in 2009.  This increase is due to the decrease in fuel expenses, marketing and related expenses, personnel expenses, depreciation and amortization expenses, take off, landing and navigation aid charges and other expenses partially offset by an decrease in leasing of aircraft; engine and equipment expenses under operating leases, maintenance and repairs (excluding personnel) expenses, third-party services expenses and aircraft insurance expenses.

Personnel expenses increased by 17.3% to R$2,328 million in 2010, compared to R$1,985 million in 2009, primarily due to the 15.8% increase in the number of employees in 2010 compared to 2009 and the 6.5% increase in wages. The increase in the number of employees is related to the growth of our operations, which grew 10.5% in 2010 compared to 2009.  We mainly increased the number of ground airport employees and flight crew, which we believe supports our high levels of customer service and customer satisfaction.  Personnel expenses per ASK increased by 6.1%.

Fuel expenses increased by 25.9% to R$3,451 million in 2010 compared to R$2,741 million in 2009, due to a 12.4% increase in the average fuel price per liter, an increase of 28.3% in the average price of fuel related to the increase in the average price per barrel of WTI oil, which was U.S.$79.4 per barrel in 2009 and U.S.$91.4 per barrel in 2010.  The volume of fuel consumed grew by 11.9% due to an increase of 10.6% in the number of flown hours and a 3.7 percentage point increase in the load factors, which increased carried weight.  The increase was partially offset by an increase of 3.9% in the stage length (which is the average distance flown, per flight) and by the appreciation of the real  by 11.9% in the same period.  Fuel expenses per ASK increased by 13.9%.

Depreciation and amortization expenses increased by 16.2% to R$700 million in 2010, compared to R$602 million in 2009, mainly due to 13 new aircraft placed into service which are classified as capital leases.  Depreciation and amortization expenses per ASK increased by 5.1%.

Maintenance and repairs (excluding personnel) expenses decreased by 4.4% to R$612 million in 2010, compared to R$640 million in 2009, primarily due to the appreciation of the real  by 11.9% and an increase of 3.9% in the stage length, which was partially offset by a 14 aircraft increase in our fleet (excluding ATR-42) and a 10.6% increase in total flown hours. Maintenance and repairs (excluding personnel) expenses per ASK decreased by 13.5%.

 Aircraft insurance expenses decreased by 18.4% to R$52 million in 2010, compared to R$64 million in 2009, primarily due to improved market conditions in 2010 compared to 2009 and the appreciation of the real  by 11.9%. This reduction was partially offset by a 14 aircraft increase in our fleet (excluding ATR-42), the growth of 13.6% in the number of passengers and an increase of 6.5% in the number of landings.  Aircraft insurance expenses per ASK decreased by 26.1%.

Take‑off, landing and navigation aid charges increased by 4.0% to R$609 million in 2010, compared to R$586 million in 2009, primarily due to a 6.5% increase in the number of landings and a 10.6% increase in kilometers flown in the year, along with our expansion in international markets where prices are higher.  The increase was partially offset by the appreciation of the real  by 11.9%, which impacted international flights tariffs. Take-off, landing and navigation aid charges per ASK decreased by 5.9%.

Leasing of aircraft, engine and equipment expenses under operating leases decreased by 14.3% to R$471 million in 2010, compared to R$550 million in 2009, mainly due to the appreciation of the real  by 11.9%.  This decrease was partially offset by two additional aircraft classified as an operational lease (excluding the ATR-42).  Leasing of aircraft, engine and equipment expenses under operating leases per ASK decreased by 22.5%. Third party services expenses decreased by 1.8% to R$773 million in 2010, compared to R$788 million in 2009, reflecting economies of scale pursuant to our internal efforts to reduce costs. The main reductions are related to consultants’ fees and IT services.  Third part services expenses per ASK decreased by 11.1%.

Marketing and related expenses increased by 12.3% to R$960 million in 2010, compared to R$855 million in 2009.  However, when compared to our revenues, marketing and related expenses proportionately decreased.  Marketing and related expenses per ASK increased by 1.6%.  The increase in marketing expenses relates to our new marketing retail campaign that we launched in August 2010.  This retail campaign includes selling tickets at Casas Bahia, marketing and selling new products and the production of a new advertising campaign with the singer, Ivete Sangalo.  We believe that the increase in our domestic load factor supports this campaign's success.

Our expenses related to the tariff surcharge, previously provisioned at a monthly rate of 1.0% of our domestic airfare revenues, decreased as a result of the Superior Tribunal de Justiça's decision to definitively release us from paying the tariff surcharge.  In light of this decision, we reversed the provision of R$585.9 million (R$439.4 million net of income tax and social contribution) we had collected from June 2001 through August 2010.  Of that amount, R$364.9 million has been recognized in the statement of income in the operating expenses line.

Other expenses increased by 8.7% to R$809 million in 2010, compared to R$745 million in 2009, primarily due to costs related to the increase in our operations and the increase of transported passengers.  We also had one-time expenditures, such as administrative and general costs due to the incorporation of Pantanal, the launch of new international routes from Brasilia and Belo Horizonte to Miami, the creation of a new base in Bogota for flights between that city and São Paulo, and costs associated with the due diligence period related to the merger with LAN.  Other expenses per ASK decreased by 1.7%.

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

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) was a gain of R$37 million in 2010, compared to a loss of R$317 million in 2009. We ended 2010 with an unrealized net gain on financial instruments of R$ 207.2 million due to mark to market of our fuel hedge positions, where the WTI increased from US$ 79.4 per barrel in the end of 2009 to US$ 91.4 per barrel in the end of the 2010. The realized loss on financial instruments of 2010 amounted R$ 170.6 million due to the variation in the price of WTI compared to average strike prices.

Net finance income / (costs)

Our net finance income was R$102 million in 2010, compared to an expense of R$1.4 million in 2009, principally due to the effect of exchange variations in 2009 and 2010.

Interest income from financial investments increased 66.5% to R$137 million in 2010, compared to R$82 million in 2009, principally because we held less cash amounts on average during the year and received a lower average interest rate on that cash.  As of December 31, 2010, our financial investments amounted to R$1,405 million, compared to R$1,011 million as of December 31, 2009.

Exchange variation was a gain of R$243 million in 2010, compared to a gain of R$1,722 million in 2009.  This decrease principally relates to the strengthening of the Brazilian real against the U.S. dollar (R$1.74 per U.S. dollar at December 31, 2009 and R$1.67 per U.S. dollar at December 31, 2010).  This increase mainly impacted the capital leases on our balance sheet that are denominated in U.S. dollars.

Interest expenses decreased 1.3% to R$416 million in 2010, compared to R$422 million in 2009, principally due to the reduction in LIBOR, which impacts the capital leases on our balance sheet.

Income tax and social contributions

Income tax and social contributions was R$447 million in 2010, compared to R$213 million in 2009.  Our effective rate of income tax and social contributions was 40.1% in 2010, compared to 34.2% in 2009. This increase was primarily due to certain tax losses recorded by our subsidiaries, for which tax credits are not recorded.

Profit / (loss) after tax

As a result of the factors discussed above, we recorded a profit after tax (all continuing operations) of R$669 million in 2010, compared to a profit of R$1,249 million in 2009.  This was principally due to the strengthening of the Brazilian real against the U.S. dollar (R$1.74 per U.S. dollar at December 31, 2009 and R$1.67 per U.S. dollar at December 31, 2010).

Year ended December 31, 2009 compared to year ended December 31, 2008

The figures set forth in the table below are expressed in both millions of reais and centavos and have been subject to rounding adjustments.  Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

	Year ended December 31,
							% Net Operational Income
IFRS	2009*	2008*	Variation (%)	2009*	2008*	Variation (%)	2009
	(in cents of R$ per ASK)			(in millions of R$)
Domestic	8.45	10.79	(21.7%)	5,468.6	6,162.5	(11.3%)	53.9%
International	4.15	4.91	(15.5%)	2,684.0	2,822.6	(4.9%)	26.5%
Cargo	1.46	1.80	(18.8%)	936.3	1,009.0	(7.8%)	9.3%
Other	1.62	1.62	-	1,050.2	926.0	13,4%	10.8%
Sales taxes and other deductions	(0.58)	(0.71)	(19.0%)	(373.6)	(407.1)	(8.2%)	(3.8%)
Revenue	15.09	18.41	(18.1%)	9,765.5	10,513.0	(7.1%)	100%
Operating expenses
Personnel	(3.07)	(3.12)	(1.7%)	(1,985.2)	(1,782.0)	11.4%	(20.3%)
Fuel	(4.24)	(6.88)	(38.4%)	(2,741.3)	(3,927.9)	(30.2%)	(28.1%)
Depreciation and amortization	(0.93)	(0.77)	20.2%	(602.4)	(442.1)	36.3%	(6.2%)
Maintenance and repairs (excluding personnel)	(0.99)	(0.91)	9.0%	(640.4)	(518.3)	23.6%	(6.6%)
Aircraft insurance	(0.10)	(0.08)	17.6%	(63.7)	(47.8)	33.3%	(0.7%)
Take‑off, landing and navigation aid charges	(0.91)	(0.87)	4.3%	(585.9)	(495.4)	18.3%	(6.0%)
Leasing of aircraft, engine and equipment under operating leases	(0.85)	(0.78)	9.4%	(549.8)	(443.4)	24.0%	(5.6%)
Third party services	(1.22)	(1.23)	(1.0%)	(787.6)	(701.8)	12.2%	(8.1%)
Marketing and related expenses	(1.32)	(1.73)	(23.7%)	(854.7)	(988.6)	(13.5%)	(8.8%)
Other	(1.15)	(1.03)	11.7%	(744.8)	(588.1)	26.6%	(7.6%)
Total operating expenses	(14.76)	(17.40)	(15.2%)	(9,555.6)	(9,935.4)	(3.8%)	(97.9%)
Operating profit before movements in fair value of fuel derivatives	0.32	1.01	(67.9%)	209.9	577.6	(63,7%)	2.1%
Movements in fair value of fuel derivatives	0.49	(2.23)	-	316.8	(1,273.5)	-	3.2%
Operating (loss)/profit	0.81	(1.22)	-	526.7	(695.9)	-	5.4%
Finance income	3.73	2.47	50.9%	2,412.7	1,410.4	71,1%	24.7%
Finance costs	(1.61)	(5.27)	(69.4%)	(1,041.4)	(3,006.2)	-65,4%	(10.7%)
Profit / (loss) before income and social contribution	2.93	(4.01)	-	1,898.0	(2,291.7)	-	19.4%
Income tax and social contribution	(1.00)	1.24	-	(649.5)	710.2	-	(6.7%)
Profit / (loss) after tax (all continuing operations)	1.93	(2.77)	-	1,248.5	(1,581.5)	-	12.8%
Attributable to
Non-controlling interest	0.00	0,00	-	1.7	0.9	88,9%	0.02%
Equity holders of TAM	1.93	(2.77)	-	1,246.8	(1,582.4)	-178,8%	12.8%

*Retrospectively adjusted (See Note 4 of our audited consolidated annual financial statements included in this Annual Report for additional information on the change in accounting policy related to flight equipment and the retrospective adjustments made to our consolidated annual financial statements as of and for the years ended December 31, 2009, 2008 and 2007).

Domestic

Domestic passenger revenue decreased by 11.3% to R$5,468.6 million in 2009, compared to R$6,162.5 million in 2008.  This was due to a decrease in our domestic yield from 25.9 centavos in 2008 to 21.6 centavos  in 2009 caused by the global economic crisis.  The decrease was also partially due to a 2.7% decrease in our domestic load factor, from 68.1% in 2008 to 65.4% in 2009.  The domestic load factor decrease was due to a 10.8% increase in ASKs, but only a 6.4% increase in demand for our domestic flights.

International

International passenger revenue decreased by 4.9% to R$2,684 million in 2009, compared to R$2,823 million in 2008.  This was due to a decrease in our international yield from 16.9 centavos in 2008 to 14.3 centavos  in 2009 caused by the global economic crisis (expressed in U.S. dollars, our scheduled international yield decreased from 9.2 cents in 2008 to 7.1 cents in 2009).  The decrease was also partially caused by a 3.1% decrease in our international load factor, from 75.5% in 2008 to 72.4% in 2009.  The international load factor decrease was caused by a 17.4% increase in ASKs, but only a 12.5% increase in RPKs.  RPK's increased due to our launch of new international routes in the United States, including flights to Miami and New York from Rio de Janeiro and to Orlando from São Paulo.

Cargo

Cargo business decreased by 7.8% to R$936 million in 2009, compared to R$1,009 million in 2008, due to the global economic crisis causing a slowdown in the overall economy and impacting the volume of shipments from companies.

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

Net Revenue

Our revenue decreased by 7.1% to R$9,766 million in 2009, compared to R$10,513 million in 2008 due to the decrease in both passenger and cargo revenues, partially offset by the increase in other business.  The total RASK decreased by 15.1% to R$15.1 in 2009, as a result of the increase of 13.4% in the total ASKs, combined with the decrease in net revenue.  Our domestic RASK decreased 20.6% to R$13.3 in 2009 from R$16.8 in 2008.  Our international RASK decreased by 19.0%, from R$12.8 in 2008 to R$10.3 in 2009.

Operating expenses

Our operating expenses decreased by 3.8% to R$9,556 million in 2009, compared to R$9,935 million in 2008.  This decrease is due to the decrease in fuel expenses and marketing and related expenses, partially offset by an increase in leasing of aircraft; engine and equipment expenses under operating leases, personnel expenses, maintenance and repairs (except personnel) expenses, third-party services expenses, take off, landing and navigation aid charges, depreciation and amortization expenses, aircraft insurance expenses and other expenses.

Personnel expenses increased by 11.4% to R$1,985 million in 2009, compared to R$1,782 million in 2008, primarily due to the 6.1% increase in wages.  Personnel expenses per ASK decreased by 1.7%.

Fuel expenses decreased by 30.2% to R$2,741 million in 2009 compared to R$3,928 million in 2008, due to a 35.5% decrease in the average fuel price per liter, a decrease of 38.0% in the average price of fuel related to the decrease in the average price per barrel of WTI oil, which was U.S.$99.6 per barrel in 2008 and U.S.$61.8 per barrel in 2009, and a 6.1% increase in the average stage length.  This overall decrease was partially offset by the 8.9% depreciation of the Brazilian real  against the U.S. dollar.  Fuel expenses per ASK decreased by 38.4%.

Depreciation and amortization expenses increased by 36.3% to R$602 million in 2009, compared to R$442 million in 2008, primarily due to the average increase of 24.5% in the number of capital leased aircraft on our balance sheet and also due to the 8.9% depreciation of the Brazilian real against the U.S. dollar.

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

Take‑off, landing and navigation aid charges increased by 18.3% to R$586 million in 2009, compared to R$495 million in 2008, primarily due to an increase in navigation charges related to a 10.0% increase in flown kilometers.  Take‑off, landing and navigation charges per ASK also increased due to the increase of 3.7% in the number of take-offs and landings.  Also, all charges for international flights are denominated in U.S. dollars and the real depreciation of 8.9% impacted these expenses.  Take-off, landing and navigation chargers per ASK increased by 4.3%.

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

Other expenses increased by 26.6% to R$745 million in 2009, compared to R$588 million in 2008, primarily due to the increase of expenses linked to our operations, which grew 13.4% in ASKs, combined with certain non-recurring expenses related to our entrance into the Star Alliance.  Other operating expenses per ASK increased by 11.7%.

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

Exchange variation was a gain of R$1,722 million in 2009, compared to an expense of R$1,258 million in 2008.  This increase principally relates to the strengthening of the Brazilian real against the U.S. dollar (R$2.34 per U.S. dollar at December 31, 2008 and R$1.74 per U.S. dollar at December 31, 2009).  This variation mainly impacted our  capital leases on our balance sheet that are denominated in U.S. dollars.

Interest expenses decreased 21.3% to R$422 million in 2009, compared to R$536 million in 2008, principally due to the reduction in LIBOR, which impacts the capital leases on our balance sheet.

Income tax and social contributions

Income tax and social contributions was R$650 million in 2009, compared to a credit of R$710 million in 2008.  The credit related to losses that occurred in 2008.  Our effective rate of income tax and social contributions was 34.2% in 2009, compared to 31.0% in 2008.

Profit / (loss) after tax

As a result of the factors discussed above, we recorded a gain after tax (all continuing operations) of R$1,248 million in 2009, compared to a loss of R$1,581 million in 2008.  This was principally due to the exchange variation increase of R$1,722 million in 2009 and the movements in the fair value of fuel derivatives.  The overall gain was partially offset by losses on the revaluation of aircraft recognized in our income statement.

B.  Liquidity and Capital Resources

We believe that our liquidity position exceeds the minimum required to sustain our business adequately, and our working capital is sufficient for our present requirements.  We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities or through our access to debt markets.

We increased our current liquidity ratio by 5.1% between December 31, 2009 and December 31, 2010, and decreased our liquidity ratio by 1.4% between December 31, 2008 and December 31, 2009, in both cases primarily due to the effect of changes in fair value of fuel derivative instruments and the cash from Multiplus activities.  Our liquidity ratio is calculated by dividing current assets by current liabilities.

In order to manage our liquidity, we review our cash and cash equivalents, financial investments, accounts receivables and short term borrowings.  Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing.  Customers purchasing tickets using credit cards have the option to pay the ticket price in installments, typically over a 70-day period.  We do not take credit risk on customers' credit card receivables because, pursuant to the terms of our agreements with credit card companies, the credit card companies are required to pay us on each of the customer's payment dates, regardless of whether the customer paid the credit card company.  At December 31, 2010, we had R$2,419 million in cash and cash equivalents and financial investments (financial assets at fair value through profit or loss) and R$1,556 million in accounts receivables, compared to R$2,086 million and R$1,122 million in cash and cash equivalents and financial investments (financial assets at fair value through profit or loss) and R$1,914 million and R$1,157 million in accounts receivables at December 31, 2009 and 2008, respectively.

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

At December 31, 2010, our current borrowings used to finance our working capital needs totaled R$600 million, compared to R$459 million at December 31, 2009.  At December 31, 2010, 96% of our borrowings was denominated in foreign currencies, including our Import Financing (FINIMP) and financing of pre‑delivery payments.  Our Industrial Funding (FINEM) agreements were denominated in reais and represented 3% of our total borrowings at December 31, 2010, compared to 7% at December 31, 2009.  At December 31, 2010, our Import Financing (FINIMP) agreements represent 87% of our borrowings, compared to 57% at December 31, 2009.

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

				Fair value				Carrying value
	December 31, 2010	December 31, 2009	December 31, 2008	January 1, 2008	December 31, 2010	December 31, 2009	December 31, 2008	January 1, 2008
Current
Finance lease obligations	567,419	497,147	680,440	298,478	567,419	497,147	680,440	298,478
Senior notes	25,477	12,064	4,372	6,041	24,350	13,040	9,336	7,076
Borrowings	581,323	523,989	202,172	891,346	600,382	458,602	191,835	860,273
Debentures	399,604	281,738	27,601	32,419	379,942	275,896	28,542	32,159

	1,573,823	1,314,938	914,585	1,228,284	1,572,093	1,244,685	910,153	1,197,986

Non-current
Finance lease obligations	4,190,502	4,023,798	5,768,040	2,669,736	4,190,504	4,023,798	5,768,040	2,669,736
Senior notes	1,030,287	949,846	328,335	453,694	984,707	1,026,685	701,100	531,390
Borrowings	14,193	44,202	221,034	214,043	14,658	38,686	209,733	207,574
Debentures	627,873	853,256	483,517	504,043	596,979	835,568	500,000	500,000

	5,862,855	5,871,102	6,800,926	3,841,516	5,786,848	5,924,737	7,178,873	3,908,700

Cash position and liquidity

               The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2010, 2009 and 2008 and our total cash position as of December 31, 2010, 2009 and 2008.

	Year Ended December 31,
	2010	2009	2008
Net cash generated from operating activities	636,801	191,103	1,542,509
Net cash used in investing activities	(379,243)	(480,918)	(643,345)
Net cash used in financing activities	(320,510)	693,202	(693,917)

Cash and cash equivalents at the beginning of the year	1,075,172	671,785	466,538
Cash and cash equivalents at the end of the year	1,012,220	1,075,172	671,785

Net cash generated from operating activities

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash generated from our operating activities increased from R$191 million for the year ended December 31, 2009 to R$636 million for the year ended December 31, 2010.  This increase was principally the result of: (i) our revenue increasing by R$1,613 million, from R$9,765 million in 2009 to R$11,378 million in 2010 and our operational costs remaining relatively stable in this period.  This was partially offset because during 2010 we used cash generated for our operations to invest in financial assets at fair value through profit or loss in an amount of R$447 million while in 2009 obtained cash from selling those assets in the amount of R$231 million. The increase was also partially offset because we increased our trade account receivables by R$469 million in 2010, this increase was a reflection of the company’s operational growth

Year ended December 31, 2009 compared to year ended December 31, 2008

Net cash generated from our operating activities decreased from R$1,543 million for the year ended December 31, 2008 to R$191 million for the year ended December 31, 2009.  This decrease was principally the result of the following: (i) our revenue decreased by R$748 million, from R$10,513 million in 2008 to R$9,765 million in 2009.  Our operational costs remained relatively stable in this period; accordingly, our operating profit and cash generated decreased, (ii) we decreased our conversion of financial assets into cash by R$667 million, from R$898 million in 2008 to R$231 million in 2009 and (iii) we increased our cash outflows by R$114 million in 2009 compared to 2008 to pay our suppliers.  This overall decrease in net cash generated from our operating activities was partially offset by a R$140 million reduction in 2009 in cash outflows used to prepay aircraft maintenance.

Net cash used in investing activities

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash used in investing activities decreased from R$481 million in the year ended December 31, 2009 to R$379 million in the year ended December 31, 2010, a decrease of R$102 million.  This decrease was primarily due to a R$250 million reduction in cash outflows in 2010 compared to 2009 for the purchase of property, plant and equipment, as a result of our financing of flight equipment through FINIMP and the fact that we acquired less property, plant and equipment in cash.  The decrease was also partly due to a reduction in our investment in restricted cash of R$61 million, a increase in pre-delivery payments in 2010 because, in 2009, pre-delivery payments were financed or reapplied to other aircraft and, accordingly, no pre-delivery payment cash transaction occurred in 2009. The overall decrease in net cash used in investing activities was partially offset by an increase in cash used to purchase assets related to TAM Milor, including the TAM trademarks for R$98 million, and by a R$26 million reduction in cash reimbursements/deposits in guarantees.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net cash used in investing activities decreased from R$643 million in the year ended December 31, 2008 to R$481 million in the year ended December 31, 2009, a decrease of R$162 million.  This decrease was primarily due to a R$303 million reduction in cash outflows in 2009 compared to 2008 for the purchase of property, plant and equipment, as a result of our financing of flight equipment through FINIMP and the fact that we acquired less property, plant and equipment.  The decrease was also partly due to an investment in restricted cash of R$79 million, a decrease in pre-delivery payments because, in 2009, pre-delivery payments were financed or reapplied to other aircraft and, accordingly, no pre-delivery payment cash transaction occurred in 2009, compared to a R$44 million net reimbursement received in 2008 from pre-delivery payments.  The overall decrease in net cash used in investing activities was partially offset by an increase in the proceeds from the sale of property, plant and equipment of R$28 million, and for a R$119 million decrease in total cash reimbursements related to deposits in guarantee.

Net cash used in financing activities

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash used in financing activities was R$320 million in the year ended December 31, 2010 compared to net cash provided by financing activities of R$693 million in the year ended December 31, 2009.  The net cash used in financing activities in 2010 principally related to: (i) payment of dividends in amount of R$242 million, (ii) payment of financing liabilities in the amount of R$881 million, (iii) cash proceeds (net of related expenses) from  Multiplus' initial public offering in an amount equal to R$657 million; (iv) cash proceeds of R$73 million upon  TAM S.A’s capital increase in connection with the acquisition of assets of TAM Milor and (v) cash inflows upon obtaining new financing liabilities in the amount of R$70 million.  In 2009 the net cash generated from financing activities was substantially represented by debentures and senior bonds issued in the amount of R$593 million and R$503 million, respectively, and new financing in the amount of R$237 million, net of payments of leases and financings in the amounts of R$567 million and R$71 million, respectively

Year ended December 31, 2009 compared to year ended December 31, 2008

Net cash from financing activities was R$693 million in the year ended December 31, 2009 compared to net cash used in financing activities of R$694 million in the year ended December 31, 2008.  We generated net cash from financing activities in 2009 principally as a result of TAM Linhas Aéreas issuing debentures in the principal amount of R$600 million and TAM Capital 2 issuing senior notes in the principal amount of U.S.$300 million, which generated positive net cash from financing activities of R$592 million and R$502 million respectively.  In 2009, we reduced our repayment of debt by R$401 million compared to 2008, and we did not pay any dividends in 2009 due to net losses in our 2008 fiscal year, compared to R$72 million paid in dividends to our stockholders in 2008.    The overall increase in net cash from financing activities was partially offset by the increase in our payments under finance leases, which increased by R$228 million in 2009 compared to 2008 due to an increase in contracted leases at the end of 2008, with payment obligations in 2009.

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

Indebtedness

At December 31, 2010, our total liabilities were R$11,870 million compared to R$11,646 million at December 31, 2009.  Our total liabilities consisted of (i) R$4,994 million in current liabilities (compared to R$4,455 million in 2009), of which R$1,801 million was deferred income, R$21 million was derivative financial instruments, R$522 million was related to accounts payables, R$1,572 million was financial liabilities, R$136 million was related to other current liabilities and R$14 million was current income tax liabilities and R$308 million was taxes, charges and contributions, and (ii) R$6,876 million in non-current liabilities, of which R$5,787 million was represented by financial liabilities, R$204 million was from provisions, R$66 million was represented by deferred income, R$15 million was represented by derivative financial instruments and R$237 million was represented by other non-current liabilities.

We have FINIMP‑type lines of credit with financial institutions to help us finance our acquisition of aircraft parts.  At December 31, 2010, our FINIMP‑type contracts totaled R$507 million, compared to R$285 million at December 31, 2009, with guarantees of promissory notes in the amounts of U.S.$32.6 million and U.S.$13.9 million for the two periods, respectively.

We have finance lease agreements for the leasing of aircraft, engines and computer equipment.  At December 31, 2010, the outstanding balance of such finance lease agreements was R$4,758 million, compared to R$4,521 million at December 31, 2009.  The increase in our outstanding balance of finance lease agreements was largely due to changes in the exchange rate of Brazilian reais to U.S. dollars, which impacted our leasing obligations denominated in U.S. dollars.

TAM Linhas Aéreas has a U.S.$50 million credit facility with the International Finance Corporation, or IFC.  We record amounts drawn down under this facility in reais.  In December 2005, TAM Linhas Aéreas entered into an agreement with International Finance Corporation, or IFC, to finance up to U.S.$33 million in pre-delivery payments to Airbus for firm order aircraft scheduled for delivery in 2010.  The full U.S.$33 million was guaranteed by TAM S.A.  As of December 31, 2010, we had R$7 million outstanding under this facility, compared to R$19 million outstanding as of December 31, 2009.

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

In July 2009, TAM Linhas Aéreas issued R$600 million in principal amount of secured debentures that mature in July 2013.  Beginning in July 2010, the principal amortizes quarterly, and from August 2009 through maturity, interest on the debentures is payable monthly at a rate equivalent to 126.5% of the CDI.

In October 2009, TAM Capital 2 issued U.S.$300 million 9.5% senior notes due 2020.  The notes were issued outside Brazil under an exemption from registration granted by the Brazilian CVM and the SEC.  TAM Capital 2 has the option to early redeem the senior notes at any time prior to January 29, 2015 and at specified redemption dates thereafter.

The interest rates related to our real‑denominated indebtedness are typically indexed to TJLP or CDI, and the interest rates related to our U.S. dollar denominated indebtedness are typically indexed to LIBOR.  For a more detailed description of the interest rates associated with our indebtedness, see Note 15 of our consolidated annual financial statements for the years ended December 31, 2010, 2009 and 2008.

C.  Research and Development, Patents and Licenses, etc.

We hold or have filed registration applications for 217 trademarks before the Instituto Nacional da Propriedade Industrial, or INPI, the body with jurisdiction for registering trademarks and patents in Brazil, and 77 trademarks before the bodies with jurisdiction for registering trademarks in other countries in the Americas and Europe and Asia in which we operate.  Currently, we are facing no third‑party challenges to these applications.

TAM Marília owned the "TAM" trademark from its incorporation until September 2004 when TAM Marília underwent a spin‑off which resulted in the creation of Taxi Aéreo, Representações, Marcas e Patentes S.A. (TAM Milor).  TAM's trademark (and other trademarks related thereto) were transferred to TAM Milor.  Both TAM Marília and TAM Milor are companies controlled by the Amaro Family.  Until March 10, 2005, the relationship we, and our subsidiaries, TAM Viagens and TAM Mercosur, had with TAM Milor did not provide for any compensation for our use of the TAM trademarks and was subject to revision at any time.  In order to protect the use of TAM's trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the "TAM" trademark in exchange for a monthly compensation or royalty payment.

The terms of this agreement provided that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding‑up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non‑compliance within 15 days of receiving notice of such non‑compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing TAM's trademark in a manner other than that set forth in the agreement.  The expense we, and our subsidiaries, TAM Viagens and TAM Mercosur, recorded on an annual basis for the use of the trademark was R$11.1 million (before the acquisition of TAM Milor in July 2010), compared to R$16.7 million in 2009.  This amount has been adjusted annually by reference to the IGP‑M inflation index.  The recording of the transfer of ownership of the TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement were registered with the INPI.  The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.

The license for use was granted exclusively in relation to the classes of the activities we currently perform.  TAM Milor had the right to grant a license to use TAM's trademark to other parties for different activities that do not involve the scheduled transportation of passengers.

However, on July 13, 2010, our Board of Directors approved the acquisition of TAM Milor, through our subsidiary TLA, by acquiring all of the shares of TAM Milor held by individuals that are also shareholders of TAM.  The payment by TLA was negotiated as follows: (a) a cash payment of R$25,481 thousand at the agreement date, and (b) the issuance of a promissory note by TLA to the selling shareholders in the amount of R$144,395 thousand ("Promissory Note"), totaling R$169,876 thousand.  The amount represented by the Promissory Note was converted into a capital increase in TAM, within TAM's authorized capital limit, totaling 5,621,634 newly issued shares.  This acquisition means that TAM now owns the TAM trademarks.  The terms of the License for Use of Trademark Agreement grant us an exclusive license for the use of TAM's trademark as a symbol for securities traded on stock exchanges.

Besides these trademarks and patents, we have also conducted research and development to improse our business.  We have internally developed e‑TAM portal, a tool that integrates our entire sales chain, from the time of reservation until boarding of the aircraft.

D.  Trend Information

Historically, demand growth in Brazil's domestic aviation market has a strong correlation and elasticity with the country’s GDP growth.  In 2010, we observed a new trend in our passenger’s profile.  We believe many of our new airline passengers have transitioned to us from bus travel, especially travelers previously covering more than 800 kilometers on bus.  To help target this new passenger profile, in August 2010, we launched a new retail campaign, that includes selling tickets at Casas Bahia, marketing and selling new products, and the production of a new advertising campaign with the singer, Ivete Sangalo.  We started this retail campaign because we believe that much of our growth over the next years will come from middle class Brazilians flying for the first time.  In 2011, we believe that demand for passenger aircraft travel will remain strong, driven by both passengers flying for business purposes, as well as for leisure.  As a result of the combination of projected Brazilian GDP growth and an expected increase in new passengers, we estimate that the domestic market demand will grow between 15% and 18% in 2011.

To align our fleet with this demand growth, we expect to acquire seven aircraft in 2011 (two A330s, two A321s and three A319s).  We will also continue to optimize our costs through healthy utilization of our aircraft in the domestic market.  In the international market, we expect demand to increase 10% due to our launch of new destinations and increased frequency of flights.  Through our new retail campaign we also aim to increase our volume of passengers at off-peak hours, which will increase our load factors.  In the domestic market, we expect to increase our load factors by approximately 67.5% to 70%, while in the international market, we expect to increase our load factors by approximately 83%.  Throughout 2011, we expect WTI  prices to average US$93 per barrel, although prices have shown volatility during the first quarter of 2011.  With the dilution of fixed costs and our cost reduction efforts, we expect to be able to reduce our CASK, excluding fuel costs, by 5%.

E.  Off‑balance Sheet Arrangements

Our operating lease obligations are not reflected in our balance sheets.  We have no other off‑balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Non‑derivative financial liabilities	Less than 1 year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total	Effect of discounting	Carrying value
At December 31, 2010
Finance lease obligations	684,006	1,279,397	1,140,715	2,315,571	5,419,689	(661,766)	4,757,923
Borrowings	617,525	8,297	2,199	7,228	635,249	(20,209)	615,040
Debentures	418,926	339,085	292,758	237,014	1,287,783	(310,862)	976,921
Senior notes	108,701	164,241	164,241	1,238,874	1,676,057	(667,000)	1,009,057
Other (1)	989,195				989,195		989,195
Refinanced taxes payable under Fiscal Recovery Program	31,156	73,724	146,360	887,023	1,138,263	(698,436)	439,827
(1) The amount is recorded under Suppliers and Salaries and social charges.

We believe that our operational cash generation and lines of credit with financial institutions and leasing agents will enable us to honor our current contractual and financial commitments.  We believe that prudent liquidity risk management should entail maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.  Due to the dynamic nature of our businesses, Our treasury maintains flexibility in funding by maintaining availability under committed credit lines.

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

Brazilian corporation law provides that members of a company's board of directors must be shareholders in that company (although there is no specified minimum number of shares that such members must hold) and must be elected at a shareholders' meeting.  Members, who may reside or be domiciled in Brazil or abroad, are elected for a period of one year and re‑election is permitted.  The terms of office of the current members of our board of directors end on April 30, 2012 unless they are re‑elected.  Our by‑laws do not specify an age limit for mandatory retirement of members of our board of directors.

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

The following table sets forth the name, position and election date of the current terms of office of each member of our board of directors.

Name	Position	Election date
Maria Cláudia Oliveira Amaro	Chairman	09/18/2003
Maurício Rolim Amaro	Vice‑Chairman	12/20/2004
Noemy Almeida Oliveira Amaro	Board Member	10/30/2008
André Santos Esteves	Board Member	08/18/2009
Antônio Luiz Pizarro Manso	Board Member	04/29/2011
Emilio Romano	Board Member	11/19/2009
Marco Antonio Bologna	Board Member	08/18/2009
Waldemar Verdi Júnior	Board Member	01/23/2006

Summary biographical information for each member of our board of directors is set out below:

Maria Cláudia Oliveira Amaro, Chairman of the Board of Directors.  Mrs.   Amaro has been a member of our board of directors since September 2003 and Chairman since April 2007. Mrs. Amaro has a degree in Business Administration. Mrs. Amaro is the daughter of Mrs. Noemy Almeida Oliveira Amaro and is also an executive director of TAM Empreendimentos e Participações, VP of the Board of TAM Aviação Executiva e Taxi Aéreo S.A.  From April 1992 to January 1997, Mrs. Amaro was the director of marketing of TAM Linhas Aéreas S.A.  Prior to that, Mrs. Amaro was an assistant manager of Colony Shops of Florida Inc. and store manager from January 1991 to December 1991.  From June 1986 through June 1987, Mrs. Amaro was a trader at Banco Itamaraty S.A.

Maurício Rolim Amaro, Vice‑Chairman of the Board of Directors.  Mr.  Amaro has been a member of our board of directors since December 2004 and vice‑chairman since April 2007.  Mr. Amaro is the son of Mrs. Noemy Almeida Oliveira Amaro and holds the position of executive director of TEP.  He is also the chairman of the board of directors of Aerosystem and TAM Aviação Executiva e Taxi Aéreo S.A. and Multiplus S.A.  Mr. Amaro has a degree in business administration and Aviation Administration from Broward Community College, located in Florida, United States of America.

Noemy Almeida Oliveira Amaro, Board Member.  Mrs. Amaro has been a member of TAM's board of directors since October 2008.  She is currently an executive director of TAM Empreendimentos e Participações and a member of the board of TAM Aviação Executiva e Taxi Aéreo.  Mrs. Amaro is the widow of Mr. Rolim Adolfo Amaro, she has a degree in foreign languages and previously worked as a teacher.

André Santos Esteves, Board Member.  Mr. Esteves has been a board member of TAM since August 2009.  He has a degree in computer science from the Federal University of Rio de Janeiro (UFRJ).  Currently, Mr. Esteves is the chief executive officer of BTG Pactual and member of both the Brazil and Global Management Committees.  Before joining TAM, he occupied the position of chairman and chief executive officer of UBS Pactual from 2006 to 2008.  He joined the firm in 1989, became a partner in 1993, and was appointed a Managing Partner in 2002. After the sale of the bank to UBS in 2006, he became Chairman & Chief Executive Officer of UBS Pactual (2006-2008), where he was appointed Global Head of Fixed Income of UBS in August 2007 and Global Head of FICC (Fixed Income, Currencies and Commodities) of UBS in October 2007. André held both positions until leaving UBS in 2008.  He was also director of the Federation of Brazilian Banks (FEBRABAN) from 2003 until 2007, and a member of the board of Bolsa de Mercadorias e Futuros (Futures and Commodities Exchange) from 2002 until 2006.

Antonio Luiz Pizarro Manso, Board Member.  Mr. Pizarro Manso has been a member of our board of directors since April 2011.  He is also a board member of the following companies: Itapoá Terminais Portuários S.A. and Banco Caixa Geral.  He is also an alternate member of the board of Fibria Celulose S.A., and an associate of Pizarro Manso Suporte a Negócios Limited.  During his career, Mr. Pizarro Manso was Chief Financial Officer of Embraer – Empresa Brasileira de Aeronautica S.A., Financial Director of Tenenge – Técnica Nacional de Engenharia, a company in the Odebrecht  group, and Administrative and Financial Director of Transport Companies for the  Bozano Simonsen Group.  Mr. Pizarro Manso received a degree in mechanical engineering from PUC Rio de Janeiro and has a MBA in Finance from IBMEC (Instituto Brasileiro de Mercado de Capitais).

Emilio Romano, Board Member. Mr. Romano has been a member of our board of directors since November 2009.  He has a law degree from the Escuela Libre de Derecho, where he graduated Cum Laude and was a graduate student at the City of London Polytechnic.  Currently, he is the president & chief executive officer of Air Group Latin America (AGL), an Investment Holding Company specialized in aerospace.  Mr. Romano is also a Senior Advisor for Latin America of Air Lease Corporation and a member of IATA's International Airline Training Fund Council. From 2004 to 2007, Emilio Romano was the chief executive officer of Grupo Mexicana de Aviacion, where he spearheaded the launch of the first low-cost carrier in Mexico, "Click Mexicana," and he was a member of the board of directors of the International Air Transport Association (IATA) and the Association of Latin American Air Carriers (ALTA).  In 2001, he co-founded Border Group, LLC, an investment and advisory firm specializing in Spanish speaking media companies.  Between 1995 and 1998, he served as Grupo Televisa’s director of mergers & acquisitions and later as vice-president of international operations.   From 1989 to 1995, Mr. Romano was appointed General Director of Revenue Policy and International Fiscal Affairs and later, he was appointed Federal Fiscal Attorney within the Mexican Ministry of Finance, where he was the chief negotiator for more than 20 tax treaties and NAFTA tax and customs provisions.  Mr. Romano has been a member of the board of directors of Univisión Communications, Claxson Interactive Group and Transportes Aeromar.  He also served as a professor for the doctoral program in tax law at the Escuela Libre de Derecho.

Marco Antonio Bologna, Board Member.  Mr. Bologna has been a member of our board of directors since August 2009.  Mr. Bologna has a degree in production engineering from Escola Politécnica at São Paulo University (USP) and has a specialization in financial services from Manchester Business School, UK.  Mr. Bologna is the current chief executive officer of TAM S.A.  He is also a board member of TAM Aviãção Executiva e Taxi Aéreo S.A., Suzano Papel e Celulose S.A., WTorre Properties S.A.  and of the International Air Transport Association Training Fund in Geneva, Switzerland.  Before joining our board, Mr. Bologna was chief executive officer of TAM Aviação Executiva e Taxi Aéreo S.A. (2009-2010), WTorre S.A. (2008), TAM S.A. and TLA (2004-2007), as well as of Banco VR (2003–2004). He was TAM S.A.'s chief financial officer from 2001 through 2003.

Waldemar Verdi Júnior, Board Member.  Mr.   Verdi Júnior has been a member of our board of directors since January 2006.  He has a bachelor's degree in law and has taken extension courses in business administration at the University of Southern California (1977) and INSEAD (1982 and 2004).  Mr. Verdi Júnior is a member of the shareholders committee of GRUPO VERDI — GV Holding S.A., and a member of the boards of directors of Banco Rodobens, Companhia Hipotecária Unibanco — Rodobens, Centro das Indústrias do Estado de São Paulo — CIESP and and Rodobens Negócios Imobiliários. Mr Verdi was also member of the board ofAssociação Comercial de São Paulo, COMGÁS — Companhia de Gás de São Paulo and CDES — Conselho do Desenvolvimento Econômico e Social do Presidente Luiz Inácio Lula da Silva.  Before joining us, Mr. Verdi Júnior worked for ASSOBENS — Associação Brasileira dos Distribuidores Mercedes‑Benz, ABRAD — Associação Brasileira das Administradoras de Consórico dos Distribuidores de Veículos Automotores and FENABRAVE — Federação Nacional da Distribuição de Veículos Automotores.

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

Our Investor Relations Office is located at Avenida Jurandir, 856, Lote 4, 8° andar, CEP 04072‑000, São Paulo, SP, Brazil.  The person responsible for our Investor Relations Office is Mr. Líbano Miranda Barroso. The telephone number of our Investor Relations Office is +55 11 5582 9715 and the fax number is +55 11 5582 8141.  The e‑mail address of our Investor Relations Office is invest@tam.com.br.

On April 30, 2010, Marco Antonio Bologna became chief executive officer of TAM S.A.  Líbano Barroso continues as chief executive officer of TAM Linhas Aéreas, in charge of airline operations.  Mr. Barroso also continues as director of investor relations for TAM S.A.

The following table sets forth the name, position and election date of the current terms of office of each member of our board of executive officers:

Name	Position	Election date
Marco Antonio Bologna	Chief Executive Officer	04/30/2010
Líbano Miranda Barroso	Chief Financial Officer and Director of Investor Relations	05/17/2004
Paulo Cezar Bastos Castello Branco	Director	02/28/2007
José Zaidan Maluf	Director	10/09/2009

Summary biographical information for each member of our board of executive officers is set out below:

Marco Antonio Bologna, Chief Executive Officer. Mr. Bologna has been our chief executive officer since April 2010.  Mr. Bologna has a degree in production engineering from Escola Politécnica at São Paulo University (USP) and has a specialization in financial services from Manchester Business School, UK.  Mr. Bologna is also a board member of TAM S.A., TAM Aviãção Executiva e Taxi Aéreo S.A., Suzano Papel e Celulose S.A., WTorre Properties S.A.  and of the International Air Transport Association Training Fund in Geneva, Switzerland.  Before joining our board, Mr. Bologna was chief executive officer of TAM Aviação Executiva e Taxi Aéreo S.A. (2009-2010), WTorre S.A. (2008),  TAM S.A. and TLA (2004-2007), as well as of Banco VR (2003–2004). He was TAM S.A.'s chief financial officer from 2001 through 2003.

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

José Zaidan Maluf, Director.  Mr. Maluf has been director of TAM S.A. since October 2010.  Mr. Maluf joined TAM in 1995 and since 2000 has served as the director of international contracts.  Currently, Mr. Maluf holds a position as supply and contracts vice-president of TAM Linhas Aéreas.  With more than 30 years of experience in the aeronautic and airports industry, Mr. Maluf graduated with a degree in electrical engineering from the Mauá - Brazil School of Engineering (Escola de Engenharia Mauá - Brasil) and holds an MBA from IBMEC.

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

Our by‑laws provide for a non‑permanent fiscal council, which can be installed by a shareholders' meeting. Following the annual general meeting of our shareholders on April 4, 2011, we established a Fiscal Council (Conselho Fiscal) in accordance with Brazilian corporate law, composed of up to five members. As required by Brazilian corporate law our Fiscal Council is independent of our management and external auditors. The Fiscal Council’s responsibilities include monitoring management’s activities and reviewing our annual report and financial statements. The members and their respective alternates were elected by the shareholders at the annual general shareholder’s meeting for this year. The current members of our Fiscal Council are: Flávio Jarczun Kac, Antonio Fernando Siqueira Rodrigues, Edvaldo Massao Murakami, Adalberto de Moraes Schettert and Nilton Maia Sampaio. We have an audit committee that satisfies the audit committee requirements of the SEC and the NYSE.

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

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors.  Their remuneration was as follows, including any contingent or deferred compensation accrued for the year:

	2010	2009	2008
	(R$ thousands)
Salaries	7,681	9,497	9,031
Profit share and bonuses	12,515	9,875	7,326
Share‑based payment	15,999	11,409	16,512
Other long‑term benefits		810	476
	36,195	31,591	33,345

Our executive management fees represent total compensation paid to the members of our board of directors and executive officers.  Executive management fees were 14.57% higher in 2010 compared to 2009 due to the achievement of financial results reflected in the profit share and bonuses programs along with share-based program vesting periods.  Executive management fees were lower in 2009 compared to 2008 because profit sharing and bonuses are linked to our performance, and, in 2009, we did not achieve our targets for the main performance indicators.

Our officers participate in our regular share purchase option plan.  See "Item 6.  Directors, Senior Management and Employees — E.  Share Ownership — Share Option Purchase Plan."

C.  Board Practices

Currently, our board of directors is comprised of eight members.  The terms of office of our current directors will expire in April 30, 2012.  See "Item 6.  Directors, Senior Management and Employees — A.  Directors and Senior Management — Board of directors."

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

Audit Committee

Our audit committee reports to our board of directors.  Its main functions are to: assist the board of directors in monitoring, on behalf of our shareholders, the analysis of our financial statements; monitor and provide oversight with the purpose of ensuring that our executive officers develop reliable internal control mechanisms; ensure the adequate performance of internal audit; appoint external independent auditors when necessary; monitor any potential conflicts of interest in relation to our external auditors; ensure that our ethics code is being followed; monitor changes in our principal financial indicators, particularly focusing on our cash flow position; at times working with the Ethics Committee, establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters and create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters and review our capital, debt and cost structure.  The audit committee is comprised of three members of our board of directors, elected by the board of directors for a one‑year term, subject to re‑election.  The current members of our audit committee are: Antônio Luiz Pizarro Manso (independent), Waldemar Verdi (independent) and Emilio Romano (independent). Our audit committee satisfies the audit committee requirements of the SEC and the NYSE.  We do not have an audit committee financial expert serving on our audit committee because we believe that our audit committee members perform, as a whole, the functions of an "audit committee financial expert" within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Human Resources Committee

Our human resources committee is responsible for defining strategies for the management and development of our employees.  It supports the board of directors in evaluating the results and performance of the main executives and determining their remuneration. The human resources committee is comprised of two members.

Risk Management Committee

Our risk management committee is responsible for approving policies, processes and activities to manage the liquidity, credit, legal, fiscal and operational risks inherent in the operation of our business.  The risk management committee is comprised of 15 of our officers.

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

Qualification and Training

Since 2008, we have particularly focused on personnel development and implemented many initiatives to reach our goal of becoming one of the best companies to work for in Brazil.  One initiative was our evaluation and redesign of our human resources value proposition.  We hired Fundação Dom Cabral (one of Brazil’s best development consultancies) to conduct a culture mapping examination of us, and with the assistance of their evaluation and our branding group, we developed a new value proposition.  We use this proposition as a guideline for human resources strategy implementation.  The new value proposition reinforces our desire to stand out through the quality of our services and it reinforces one of our core values, a Passion to Serve.

Therefore, in 2008, together with Fundação Dom Cabral, we more clearly defined our management duties.  The first four levels of our management were then evaluated based upon those defined duties.  Taking into consideration individual performance, we established a succession plan for our three senior levels, ensuring continuity in the management of our business in the event of unexpected changes.

In 2009 and 2010, we worked to create individualized corporate development plans for directors and vice presidents and began implementing those plans for certain leadership roles.  We reviewed employee training and skills through an assessment process that evaluated and identified professional and personal skills, and we also created the Drivers of Behavior Program and the Management Development Program.

We are particularly focused on the qualification and growth of our employees, which we believe constitute our chief operating asset.  Our management of our human capital, which represents a broad illustration of the wealth, complexity and diversity of Brazilian society, is a key part of our strategic planning.  Our training area, the Commander Rolim Amaro Service Academy, seeks to contribute to the development and qualification of our staff.  In 2010, we invested approximately R$28 million in qualification and training programs and our employees participated in over 281 trainings.  Most of these training programs were live or given by electronic means (e‑learning) – available via the internet or intranet.  Examples of training programs offered during 2010 include foreign language programs designed to reinforce English to our crew and airport employees and finance and accounting classes designed to improve general accounting knowledge in our company.  Much of our training in 2010 was designed to prepare TAM to join the Star Alliance and to fulfill management needs concerning information technology tools that are designed to improve performance.  International trade and finance are two areas that had major system upgrades supported by our training initiatives.

Compensation and Benefits

•                     Profit Sharing and Results

The profit sharing amounts distributed in 2010 were 26.7% higher than the amounts distributed in 2009.  Employees profit sharing is calculated based on the achievement of two performance indicators.  One is a financial indicator, the EBIT (Earnings Before Interest and Taxes) and the other measures the satisfaction index of our passengers through a methodology called the Net Promotor Score (NPS).  The NPS was introduced in 2008 to improve services in each and every point of contact with our clients.

The calculation of any such profit sharing is usually carried out at the end of the year, at which time the value could be measured by us in the most reliable manner.  In 2010, we did achieve our EBIT target, and our NPS target.

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

At December 31, 2010 we had 28,193 employees, compared to 24,348 employees at December 31, 2009 and 24,389 employees at December 31, 2008.  Our personnel expenses in 2010 totaled R$2,328.4 million compared to R$1,985 million in 2009.  The following table shows the number of employees at December 31, 2010, 2009 and 2008 for the operations and locations indicated:

	December 31, 2010	December 31, 2009	December 31, 2008
TAM Linhas Aéreas
Assistants, secretaries and dispatchers	11,077	11,013	10,762
Analysts and assistants	2,934	2,912	2,779
Supervisors/coordinators	855	813	844
Chairman, vice chairmen, directors and managers	287	292	320
Mechanics, electricians and technicians	2,389	1,705	1,858
Attendants	7,087	4,785	5,025
Captains and co‑pilots	2,222	1,977	2,043
Interns	64	66	74
Total	26,915	23,563	23,705

Pantanal Linhas Aéreas
Assistants, secretaries and dispatchers	140	-	-
Analysts and assistants	35	-	-
Supervisors/coordinators	31	-	-
Chairman, vice chairmen, directors and managers	6	-	-
Mechanics, electricians and technicians	16	-	-
Attendants	47	-	-
Captains and co‑pilots	41	-	-
Total	316	-	-

Multiplus
Assistants, secretaries and dispatchers	9	-	-
Analysts and assistants	38	-	-
Supervisors/coordinators	19	-	-
Chairman, vice chairmen, directors and managers	19	-	-
Total	85	-	-
TAM Viagens
Assistants/receptionists/secretaries/interns	36	37	33
Analysts/assistants/secretaries	89	80	66
Attendants, promoters/issuers/sales reps	231	143	109
Attorneys/coordinators/leaders/supervisors	28	28	21
Directors/managers/advisors	14	15	13
Total	398	303	242
TAM Mercosur
Paraguay	444	442	413
Chile	0	0	0
Argentina	0	0	0
Uruguay	0	0	0
Bolivia	35	40	28
São Paulo	0	0	1
Total	479	482	442
Grand Total	28,193	24,348	24,389

At the end of 2010, we had 28,210 employees, of which 26,416 were in Brazil and 1,794 were abroad.  We also had 393 outsourced employees.  In 2010, we recorded a 16% staff increase compared to an 0.2% decrease in 2009.

Our staff largely consists of young men and women, where 44% are between the ages of 18 and 29, 38% are between 30 and 39 years and 18% are above 40 years.

Internal Social Indicators

TAM's internal social indicators provides an overview of the volume of resources allocated to the employees, in addition to the fixed compensation.  This group includes items, such as the total value invested in food, private pension, health, occupational safety and medicine, education, training and qualification of employees.

E.  Share Ownership

The following table sets forth the class, number and percentage of shares held by our directors at the date of this Annual Report:

	Number of Common Shares Held	Number of Preferred Shares Held
Maria Cláudia Oliveira Amaro	500,284	104,100
Maurício Rolim Amaro	500,284	104,100
Noemy Almeida Oliveira Amaro	1,496,993	208,200
André Santos Esteves	0	1
Antônio Luiz Pizarro Manso	0	1
Emilio Romano	1	0
Marco Antonio Bologna	1	0
Waldemar Verdi Júnior	1	0

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

The share purchase options will be granted on annual basis in accordance with our board of directors' resolution as long as the maximum amount of 2% of dilution of the participation of current shareholders is not exceeded, and certain annual value-added goals are reached.  The participants of our share purchase option plan may exercise their options within seven years as of the date of the relevant grant.  The vesting term will last five years and will comprise three annual installments, due on the third, fourth and fifth year, respectively.  Our share purchase option plan was effective until September 29, 2010.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table shows the shareholdings of each shareholder holding 5% or more of our common or preferred shares and of the members of our board of directors as of December 31, 2010, being the most recent practicable date.

	Shares Beneficially Owned
Common Shareholders	Number	Percent
TAM — Empreendimentos e Participações S.A.(1)	44,883,754	80.41%
Maria Cláudia Oliveira Amaro	500,284	0.90%
Maurício Rolim Amaro	500,284	0.90%
Noemy Almeida Oliveira Amaro	1,496,993	2,68%
André Santos Esteves	0	-
Antônio Luiz Pizarro Manso(2)	0	-
Emilio Romano	1	-
Marco Antonio Bologna	1	-
Waldemar Verdi Júnior	1	-
Amaro & Aviation Participações S.A	5,492,833	9,84%
Other	2,942,532	5,27%
Total	55,816,683	100%

	Shares Beneficially Owned
Preferred Shareholders	Number	Percent
TAM — Empreendimentos e Participações S.A.(1)	24,768,755	24.67%
Maria Cláudia Oliveira Amaro	104,100	0.10%
Maurício Rolim Amaro	104,100	0.10%
Noemy Almeida Oliveira Amaro	208,200	0.21%
André Santos Esteves	1	-
Antônio Luiz Pizarro Manso (2)	1	-
Emilio Romano	0	-
Marco Antonio Bologna	0	-
Waldemar Verdi Júnior	0	-
Treasury shares	212,580	0.21%
Minority Shareholders:
T.Rowe	8,543,445	8,51%
Other	66,448,916	66.19%
Total	100,390,098	100%

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

(2)      Mr. Pizarro Manso joined our board of directors in April 2011. Mr. Pizarro Manso replaced Mr. Alexandre Goncalves Silva, who, as of December 31, 2010, held 0 common shares and 1 preferred share.

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

On November 5th, 2010, our Board of Directors approved and ratified the capital increase in the amount of R$144,395,450.00, by issuing 5,621,634 new common shares at a price of $25.69 per common share.  The issued shares started trading on the BM&FBOVESPA on November 8th, 2010.

All shareholders within a class of our shares have the same voting rights.

B.  Related Party Transactions

We believe that all of the relevant transactions we entered into with the related parties described below were performed on terms that reflected the market rate for such transactions.

License For Use of Trademark

TAM Marília owned the "TAM" trademark from its incorporation until September 2004 when TAM Marília underwent a spin‑off which resulted in the creation of TAM Milor.  TAM's trademark (and other trademarks related thereto) were transferred to TAM Milor.  Both TAM Marília and TAM Milor are companies controlled by the Amaro Family.  Until March 10, 2005, the relationship we, and our subsidiaries, TAM Viagens and TAM Mercosur, had with TAM Milor did not provide for any compensation for our use of the TAM trademarks and was subject to revision at any time.  In order to protect the use of TAM's trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the "TAM" trademark in exchange for a monthly compensation or royalty payment.

The terms of this agreement provided that it may be terminated in the event (i) of bankruptcy, judicial composition with creditors or winding‑up of either party, (ii) one party fails to comply with any of its obligations and fails to remedy such non‑compliance within 15 days of receiving notice of such non‑compliance, or (iii) we and/or our subsidiaries, TAM Viagens and TAM Mercosur, utilize TAM's trademark in a manner other than that set forth in the agreement.  The expense we, and our subsidiaries, TAM Viagens and TAM Mercosur, recorded on an annual basis for the use of the trademark was R$11.2 million (before the acquisition of TAM Milor in July 2010), compared to R$16.7 million in 2009.  This amount has been adjusted annually by reference to the IGP‑M inflation index.  The recording of the transfer of ownership of the TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement were registered with the INPI.  The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.

The license for use was granted exclusively in relation to the classes of the activities we currently perform.  TAM Milor had the right to grant a license to use TAM's trademark to other parties for different activities that do not involve the scheduled transportation of passengers.

However, on July 13, 2010, our Board of Directors approved the acquisition of TAM Milor, through our subsidiary TLA, by acquiring all of the shares of TAM Milor held by individuals that are also shareholders of TAM.  The payment by TLA was negotiated as follows: (a) a cash payment of R$25,481 thousand at the agreement date, and (b) the issuance of a promissory note by TLA to the selling shareholders in the amount of R$144,395 thousand ("Promissory Note"), totaling R$169,876 thousand.  The amount represented by the Promissory Note was converted into a capital increase in TAM, within TAM's authorized capital limit, totaling 5,621,634 newly issued shares.  This acquisition means that TAM now owns the TAM trademarks.  The terms of the License for Use of Trademark Agreement grant us an exclusive license for the use of TAM's trademark as a symbol for securities traded on stock exchanges.

Service Agreement — TAM Marília

In September 2002, we entered into a service agreement with TAM Marília for the sharing of our general management activities, relating mainly to human resources, purchasing and procurement, marketing and information technology systems.  Pursuant to the terms of this service agreement, we received payments from TAM Marília in the amounts of R$153 thousand in the year ended December 31, 2010, R$65 thousand in the year ended December 31, 2009 and R$130 thousand in the year ended December 31, 2008.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located near Congonhas airport in São Paulo for a period of 10 years.  TLA paid R$16 million up front to TAM Marília and is entitled to use the facilities and the infrastructure of the hangar.  TLA provides the same cargo services as those it previously provided in the cargo terminal.  The fee was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities.  The amount recognized in our income statement for the year ended December 31, 2010 totaled R$2 million and for the year ended December 31, 2009, totaled R$2 million.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See "Item 3.  Key Information — A.  Selected Financial Data" and "Item 18.  Financial Statements."

Legal Proceedings

We are involved in various judicial and administrative proceedings arising from the normal course of our businesses.  We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.  The table below sets forth the total estimated value of amounts claimed, provisions for contingencies and court deposits at December 31, 2010 and December 31, 2009:

	Total Estimated Amount Claimed December 31, 2010	Total Estimated Amount Claimed December 31, 2009	Provision for Contingencies December 31, 2010	Provision for Contingencies December 31, 2009	Court Deposits December 31, 2010	Court Deposits December 31, 2009
	(R$ thousands)
Tax proceedings	1,118,295	1,699,434	222,357	690,774	82,252	77,189
Labor proceedings	345,744	256,306	20,930	18,675	28,898	21,848
Civil proceedings	122,588	99,295	86,271	67,380	14,137	12,218
Total	1,595,627	2,055,035	329,558	776,829	125,287	110,256

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

Proceedings filed against us

Civil proceedings

We are party to approximately 13,100 civil proceedings arising from the normal course of our business and the total amount claimed in these proceedings as at December 31, 2010 was estimated at R$122.6 million, compared to R$99.2 million at December 31, 2009.  The vast majority of these proceedings involve minor cases relating to customer relations.  The more significant actions relate to civil liability and disputes resulting from cancellation of agreements to provide services and commercial representation. At December 31, 2010, we had established provisions to address the potential liability from the civil proceedings classified with "probable risk" in the total amount of R$86.3 million (compared to R$67.4 million at December 31, 2009).

Damage claims relating to accidents

TAM Linhas Aéreas is party to 7 actions filed by relatives of victims of the accident that occurred in October 1996 involving one of our Fokker 100 aircraft which crashed during departure, in addition to 43 actions filed by residents of the region of the accident's location, who are claiming pain and suffering.  Any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in our insurance policy with Unibanco Seguros S.A.  We believe that the cap of U.S.$400 million in that insurance policy is sufficient to cover any penalties and judicial or extrajudicial agreements arising as a result of this matter.

The insurance coverage related to the risks and liabilities from the accident that occurred in July 2007 with an Airbus A320 aircraft has, as of December 31, 2010, been sufficient, with settlements being made directly between the insurance company and the victims' families.  As of December 31, 2010, approximately 192 settlements had been made and others were under negotiation with the insurance company.  Our management believes that the insurance coverage is adequate and that we did not incur any expenses that were not contemplated by the scope of the insurance policy that would result in TAM's obligation to pay.

Tax proceedings

We are party to various administrative proceedings or court actions in which we are claiming non‑application of a specific tax or reimbursement of taxes paid improperly, or in which we are contesting the charging of specific taxes resulting from the normal course of our business; the total amount claimed in these proceedings as at December 31, 2010 was estimated at R$1,118.3 million (compared to R$1,699 million at December 31, 2009).  We cannot guarantee that we will succeed in obtaining these tax credits or securing a favorable outcome in respect of the application of those taxes.  At December 31, 2010, we had established provisions totaling R$222 million for tax proceedings involving probable loss to us, including those listed below.  In respect of certain proceedings, we have made court deposits, while in respect of others we have court protection that allows us to dispute the cases without need for partial payments or judicial deposits.  In the event there is a difference between the amounts we have paid and deposited and the timing of payments required to satisfy the obligation recorded, we have the ability to fund any difference using cash from our operations and to the extent necessary, we are prepared to liquidate our financial investments to pay any such obligation.

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

Tariff surplus

We had been subject to a tariff surcharge that the government collected at a monthly rate of 1.0% of our domestic airfare revenues.  However, we have not paid this tariff surcharge since 2001 because we filed an injunction suspending our obligation to pay it.  While we waited for the Superior Tribunal de Justiça's (Superior Court of Justice's) decision regarding our injunction, we have been making provisions for the tariff surcharge.  In September 2010, the Superior Tribunal de Justiça confirmed a decision that definitively released us from paying the additional tariff.  In light of this decision, we reversed the accounting provision we had collected from June 2001 through August 2010, which totaled R$585.9 million (R$439.4 million, net of income tax).

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

Airline worker fund

We have filed an ordinary action with a request for an injunctive relief for non‑payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline's payroll.  Payment of the tax credit is suspended by virtue of the injunctive relief in our favor.  Currently, the proceeding is in the expert witness phase.  In 2004, the INSS issued an assessment notice in order to toll the Statute of Limitations of the social security credit as a result of non‑payment of the Airline Workers Fund.  The administrative proceeding has been suspended until completion of the judicial process.  The approximate adjusted value of this proceeding at December 31, 2010 was R$174 million.  In the opinion of our legal advisors, the chance of loss in respect of this proceeding is considered probable.  On the basis that payment of this tax is required by law, our management established a provision in accordance in the amount of R$174 million until the final judicial outcome of the matter.

Labor actions

At December 31, 2010 we were party to 1,810 labor claims filed by our employees, former employees or service providers arising from the normal course of our business (compared to 1,406 labor claims at December 31, 2009).  We do not believe that such claims (individually or collectively) will have a material adverse effect on our results of operations in the event of unfavorable rulings.  Of those 1,810 labor claims, 1,300 are against TAM Linhas Aéreas, and 510 are against service providers or sales representatives and TAM Linhas Aéreas.  In the case of the individual labor claims, the principal disputes refer to demands for the payment of hazard supplements, overtime and make‑up work, as well as requests for the payment of wage differentials in specific cases involving crew members.  We are part of nine class actions, for which additional payment for ramp and maintenance functions is sought.  The total assessed value of those actions was approximately R$345.7 million at December 31, 2010, and according to our legal advisors, R$9.4 thousand correspond to claims with a remote chance of loss, R$316 thousand correspond to claims with a possible chance of loss, and R$19.7 thousand correspond to claims with a probable chance of loss.  We have established provisions totaling R$20,930 thousand at December 31, 2010 in respect of all of these claims.  For specific actions we have made court deposits totaling R$28,898 thousand to address labor claims.  The provision is based on our management's estimate as to likely losses we might incur as a result of the various labor claims filed by current or former employees.  We believe the provisioned amount is sufficient as to cover probable losses, estimated as applicable, in the event that the rulings are unfavorable to us.

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

Additional airport tariffs — ATAERO

We also filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das  Tarifas Aeroportuárias (Additional Airport Tariffs, or ATAERO), which are charged at a rate of 50% on the value of tariffs and airport tariffs.  The total amount involved, adjusted for inflation, at December 31, 2010 totaled R$918 million.

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

Our dividend policy

We did not distribute dividends or interest on capital to our shareholders between 1997 and 2004 because we had accumulated losses for those years.  Our directors declared a dividend payment of R$72,065 thousand in respect of the year ended December 31, 2007, which was approved by our shareholders on April 30, 2008.  Our board of directors declared that no dividends or interest on share capital would be distributed to our shareholders with respect to 2008 because we recorded a net loss in 2008.  Our board of directors declared a dividend payment in the gross amount of R$236,722 thousand in respect of the year ended December 31, 2009, which was approved by our shareholders on April 30, 2010.  Our board of directors declared a dividend payment of R$181,664 thousand in respect of the year ended December 31, 2010.

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

B.  Significant Changes

None

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs.  As of December 31, 2010, the ADSs represented approximately 42.6% of our preferred shares and 27,4% of our current global public float, compared to 41.6% and 27.7%, respectively, as of December 31, 2009.

The following tables set forth the reported high and low closing sales prices for our ADSs on the NYSE for the periods indicated.

	U.S.$ per ADS
Quarter	Low	Average(1)	High
First quarter 2010	15.80	19.12	24.85
Second quarter 2010	12.78	15.61	18.94
Third quarter 2010	13.81	18.96	23.21
Fourth quarter 2010	23.05	25.85	24.44
First quarter 2011	19.20	22.05	24.91

(1)       Calculated as the average of closing prices for the period.

	U.S.$ per ADS
Month	Low	Average(1)	High
October 2010	23.05	24.01	25.49
November 2010	24.10	24.82	25.70
December 2010	23.71	24.49	25.85
January 2011	22.00	24.25	24.91
February 2011	20.27	21.66	22.65
March 2011	19.20	20.49	22.05
April 2011	18.12	20.08	21.22
May 2011 (through May 9)	20.20	20.92	21.46

(1)       Calculated as the average of closing prices for the period.

The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA for the periods indicated.

	R$ per Preferred Share(1)
Year	Low	Average(2)	High
2006	40.15	57.15	75.00
2007	39.64	54.42	68.71
2008	13.70	31.42	42.00
2009	12.70	21.89	39.20
2010	23.37	33.91	43.20

(1)       These figures have not been adjusted to reflect the share split agreed on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)       Calculated as the average of closing prices for the period.

	R$ per Preferred Share(1)
Quarter	Low	Average(2)	High
First quarter 2008	29.66	36.22	42.00
Second quarter 2008	29.52	34.49	40.30
Third quarter 2008	24.25	32.95	40.53
Fourth quarter 2008	13.70	22.09	37.65
First quarter 2009	12.70	16.66	22.63
Second quarter 2009	12.87	17.65	21.25
Third quarter 2009	20.20	23.81	26.15
Fourth quarter 2009	23.00	29.44	39.20
First quarter 2010	28.40	34.38	42.99
Second quarter 2010	23.37	27.89	33.30
Third quarter 2010	24.44	32.80	39.44
Fourth quarter 2010	38.01	40.73	43.20

(1)       These figures have not been adjusted to reflect the share split agreed on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)       Calculated as the average of closing prices for the period.

	R$ per Preferred Share
Month	Low	Average(1)	High
December 2009	30.40	35.36	39.20
January 2010	34.47	39.17	42.99
February 2010	31.15	33.98	36.10
March 2010	28.40	30.74	33.95
April 2010	29.45	31.39	33.30
May 2010	23.75	26.89	30.91
June 2010	23.37	25.67	27.47
July 2010	24.44	27.58	29.47
August 2010	28.36	32.93	37.90
September 2010	35.09	37.89	39.44
October 2010	38.01	39.72	41.86
November 2010	40.45	41.67	43.20
December 2010	38.96	40.80	42.50
January 2011	36.61	40.07	41.29
February 2011	33.50	35.60	37.43
March 2011	31.50	33.29	35.69
April 2011	29.75	31.06	32.43
May 2011 (through May 9, 2011)	31.98	32.99	34.08

(1)       Calculated as the average of closing prices for the period.

B.  Plan of Distribution

Not applicable.

C.  Markets

Trading on BM&FBOVESPA

BM&FBOVESPA, a publicly‑held company, is the principal securities exchange in Brazil. Trading on such exchanges is limited to member brokerage firms and to a limited number of authorized non‑members.

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

C.  Material Contracts

Most of our material contracts are directly related to our operating activities, such as contracts relating to aircraft leasing and fuel supply.  We do not have material contracts that are not related to our operating activities.

Airbus Purchase Contracts

A320 Family Purchase Agreement

In 1998, we entered into a purchase agreement with Airbus S.A.S. for the purchase of 38 A319-100 and A320-200 aircraft, plus 5 options to lease these aircraft.  The last aircraft under this purchase agreement was delivered in February 2008.

A350 Family Purchase Agreement

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

Agreements in relation to TAM's proposed combination with LAN

We set out below summaries of the material provisions of the agreements TAM has entered into in relation to TAM's proposed combination with LAN.  We are filing copies of these agreements as Exhibits 4.9 and 4.10 to this Annual Report.  These summaries are qualified in their entirety by reference to the full text of the agreements themselves.

Implementation Agreement

                On January 18, 2011 (the "signing date") TAM entered into an implementation agreement with LAN, the LAN controlling shareholders, TEP and the Amaro family.  This agreement sets forth the corporate steps pursuant to which TAM's proposed combination with LAN will be effected.  Please see "Item 4.  Information on the Company – Business Overview – Proposed Combination with LAN" for a description of these steps.

In addition, LAN and TAM each agreed that, subject to certain exceptions, it and its subsidiaries will use its commercially reasonable efforts to preserve its businesses and all licenses necessary to own, lease or operate its respective properties, rights and other assets and to carry on its respective business and operations and keep available the services of its officers, employees and consultants and existing relationships and goodwill with its customers, suppliers, employees and strategic partners.  LAN and TAM also each agreed that, subject to certain exceptions, they must obtain consent from the other party prior to taking certain actions including (among others) in relation to dividends, certain transactions in relation to their equity securities, granting security interests, amending their by-laws, making certain capital expenditures, transferring rights in relation to assets and properties, incurring certain indebtedness, settling claims, entering into material contracts, making material changes to labor policies, making changes in accounting policies, entering into new business lines, taking actions that would materially impact the ability to complete the proposed combination, amending or terminating material financing or other material contracts.

Each of the parties also agreed to cease and immediately terminate all existing activities and discussions with any person conducted prior to the signing date with respect to an "alternative proposal" for LAN or TAM, meaning (i) an acquisition, lease, license or outsourcing of any assets, services or businesses of LAN or TAM, as applicable, or of subsidiaries of either of them collectively representing more than 25% of the fair market value of the total assets of LAN or TAM, as applicable, or collectively generating or contributing 25% or more of the total consolidated revenues or operating income of LAN or TAM, as applicable, during the last fiscal year, (ii) any tender exchange offer or exchange offer that would result in any person or group beneficially owning any equity securities of LAN or TAM, as applicable, or (iii) any business combination, recapitalization, issuance or amendment of securities, liquidation, dissolution, joint venture, share exchange or similar transaction involving LAN or TAM or any of their subsidiaries.

Exchange Offer Agreement

                On the signing date, TAM also entered into an exchange offer agreement with LAN, the LAN controlling shareholders, TEP and the Amaro family.  This agreement contains (among others) provisions in relation to the proposed exchange offer to be made to TAM's shareholders.

                LAN and TAM each gave a number of representations and warranties in relation to their businesses, including (among others) in relation to due organization, power to enter into the agreements, the absence of conflicts with existing agreements, the absence of legal proceedings against each of them, compliance with applicable laws and regulations, the absence of certain undisclosed liabilities, aircraft they own or lease and the absence of any defaults under material contracts.  Many of these representations and warranties are qualified by, among other things, the absence of a "material adverse effect."  Each of the LAN controlling shareholders and TEP also gave a number of representations and warranties, including (among others) in relation to due organization, power to enter into the agreements, the absence of conflicts with existing agreements and the absence of legal proceedings against each of them.

                The obligations of the Amaro family, LAN and Holdco 2 to commence the exchange offer are subject to a number of conditions.  There are certain "mutual" conditions which must be satisfied or waived by both the Amaro family and LAN including (among others) receipt of certain shareholder approvals, receipt of regulatory approvals, the absence of proceedings by any court or governmental agency restricting the proposed combination and, in relation to the appraisal process for the economic value of TAM per TAM preferred share required by applicable Brazilian regulations, the product of 0.9 and the high end of the range of economic value of LAN per LAN common share most recently determined by the appraiser being greater than or equal to the low end of the range of economic value of TAM per share of TAM stock as determined by that appraiser.  Each of the Amaro family and LAN also have additional conditions to their obligations to commence the exchange offer including (among others) the holders of not more than 2.5% of the outstanding shares of LAN common stock having exercised their appraisal rights (derecho a retiro) under Chilean law with respect to the mergers, the accuracy of representations and warranties, the performance of material obligations and the absence of material adverse changes in the businesses of TAM and LAN.  Finally, the obligations of the Amaro family and LAN to consummate the exchange offer are also subject to a number of conditions.  The "mutual" conditions include (among others) none of the BM&FBOVESPA, the NYSE or the SSE having revoked or suspended its approval of any of its required listings and the number of TAM's shareholders agreeing to the exchange offer being the minimum required to allow TAM to delist under Brazilian law.  The Amaro family's obligations are subject to additional conditions (the "subscription conditions") including (among others) regulatory approvals, the absence of restraining orders, the absence of adverse actions and the absence of certain material changes in relation to LAN.  LAN's obligations are also subject to additional conditions including (among others) in relation to the number of TAM's preferred shares and ADSs validly tendered and not withdrawn from the exchange offer being sufficient so that a statutory squeeze-out may be effected under Brazilian law, regulatory approvals, the absence of restraining orders, the absence of adverse actions and the absence of certain material changes in relation to TAM.

                LAN agreed to indemnify TEP and the Amaro family for certain losses arising if the exchange offer is not completed (i) solely as a result of any failure by LAN to confirm in writing to TEP and the Amaro family on the expiration date of the exchange offer that any condition waivable only by LAN (other than the squeeze-out condition summarized above) was satisfied if (but only if) such condition was in fact satisfied, or (ii) after the Amaro family have paid for TEP Chile stock in exchange for the voting common shares and non-voting preferred shares of TAM held by them.  TEP and the Amaro family agreed to indemnify LAN for certain losses arising if the exchange offer is not completed because of any failure by them to confirm in writing to LAN on the expiration date of the exchange offer that any of the subscription conditions was satisfied if (but only if) such condition was in fact satisfied.

Termination of the Implementation Agreement and Exchange Offer Agreement

                The agreements will terminate automatically if and when (i) the exchange offer expires in accordance with its terms or is revoked with the permission of CVM without the purchase of any TAM stock, or (ii) if the product of 0.9 and the high end of the range of economic value of LAN per share of LAN common stock as determined by the appraiser at any time is less than the low end of the range of economic value of TAM per share of TAM stock as determined by the appraiser at such time.  In addition, either the Amaro family or LAN may terminate the agreements following certain events including (among others) if required regulatory approvals are not obtained, if the exchange offer has not commenced by December 31, 2011 (as such date may be extended to June 30, 2012 by either party if the sole reason for the exchange offer not commencing by December 31, 2011 is the absence of regulatory approvals or the presence of certain adverse actions), if a non-appealable restraining order in relation to the proposed combination has been issued, if LAN shareholders do not approve the proposed combination or if TAM has called five shareholder meetings and a quorum is not present at any such meeting (or if a quorum was present and the vote of the holders to select an appraiser is taken and completed but the selection of an appraiser is not approved by a majority of the votes cast).  Each of the Amaro family and LAN may terminate the agreements following certain events relating to the Amaro family, TAM or LAN, as applicable, including (among others) a breach or failure to perform certain representations, warranties or agreements, a failure by their respective boards of directors to recommend the transaction, a change of recommendation for the proposed combination by their respective boards of directors or the approval, adoption or recommendation by their respective board of directors of an alternative transaction.  LAN may also terminate the agreements if, prior to the commencement of the exchange offer, the CVM has refused to grant its approval for any of LAN's conditions to the completion of the exchange offer.

                Each of LAN and TAM agreed to pay the other a termination fee of U.S.$200 million (plus up to U.S.$25 million in expenses) if the agreements are terminated following (i) a change of recommendation by their respective boards of directors, or (ii) within 12 months of the transaction agreements being terminated, a competing proposal with respect to either of them is made, becomes publicly known or announced  by a third party and, thereafter, either of them complete, enter into agreements in relation to or their respective boards of directors recommend (or do not oppose) a competing transaction.

Shareholders' Agreements

                Prior to the commencement of the exchange offer, TEP, TEP Chile, Holdco 1, LAN and the LAN controlling shareholders will enter into several shareholders agreements to set forth their agreement with respect to the governance, management and operation of LAN (which will be renamed LATAM Airlines Group S.A.), Holdco 1, TAM and their respective subsidiaries (together, the "LATAM Group").  The agreements will cover (among others) the governance and management of the LATAM Group, the composition of the LATAM board of directors, the establishment of various LATAM board committees, the governance and management of Holdco 1 and TAM, the composition of the boards of directors of Holdco 1 and of TAM, supermajority matters in relation to Holdco 1 and TAM, certain voting arrangements in relation to voting of LAN common stock and transfer restrictions that will apply to holdings of LAN common stock and Holdco 1 common stock by the LAN controlling shareholders and/or TEP Chile, as applicable.

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

Taxation of dividends

Subject to the discussion under "— Passive foreign investment company rules" below, distributions on our ADSs or preferred shares, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, before reduction for any Brazilian income tax withheld by us, will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Such dividends, including any withheld taxes, will be includable as ordinary income on the day received by the depository.  Such dividends will not be eligible for the dividends received deduction allowed to corporations.  Under current law, dividends received before January 1, 2013 by non‑corporate U.S. investors on shares of certain foreign corporations will be subject to U.S. federal income tax at a maximum rate of 15% if certain conditions are met.  A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs or preferred shares for more than 60 days during the 121‑day period beginning 60 days before the ex‑dividend date.  A U.S. Holder will not be able to claim the reduced rate for any year in which the company is treated as a PFIC.  See "— Passive foreign investment company rules" below.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from our normal commercial activities.  These market risks principally relate to changes in interest rates, exchange rates and oil prices.  Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flow and income.  Market risk is the possible loss derived from variations in market prices.  We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.  We have also implemented policies and procedures in order to evaluate such risks and approve and monitor our derivative transactions, including a policy that stipulates that we will only enter into derivative transactions with counterparties who have a high credit rating.  The counterparties to our derivative transactions are major financial institutions.  We do not have significant exposure to any single counterparty in relation to derivative transactions.

Interest rate risk

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from floating rate debt instruments, variable‑rate leasing contracts and on interest income generated from our cash and short‑term investment balances.  To minimize possible impacts from interest rate fluctuations, TAM diversifies its debt among fixed and variable rate (such as LIBOR and CDI) agreements.

As of December 31, 2010, our floating rate debt totaled approximately R$5,194 million (consisting of debentures in the outstanding principal amount of R$935 million and other floating rate debt and leasing contracts in the total aggregate amount of R$4,259 million).  A hypothetical 100 basis point increase in market interest rates at December 31, 2010 would have increased our annual variable‑rate interest expense by approximately R$52 million.

Our interest rate risk was similar in 2009.  As of December 31, 2009, our floating rate debt totaled approximately R$5,167 million (consisting of debentures in the outstanding principal amount of R$1,100 million and other floating rate debt and leasing contracts in the total aggregate amount of R$4,067 million).  A hypothetical 100 basis point increase in market interest rates at December 31, 2009 would have increased our annual variable‑rate interest expense, in 2010, by approximately R$52 million.

These estimates can be calculated directly by multiplying the hypothetical increase by the total outstanding floating rate debt. The calculation assumes the hypothetical increase would be effective for all interest payments due in the following year.

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

At December 31, 2010, if the Brazilian real  had weakened/strengthened by 10% against the U.S. dollar, assuming all other variables (such as LIBOR and outstanding value) remained constant, net finance results for the year would have been R$534/R$535 million lower/higher, mainly as a result of exchange gains/losses (in respect of U.S. dollar‑denominated financial assets (valued at fair value), borrowings, finance leases and derivatives instruments).  Management does not consider our exposure to foreign currencies other than the U.S. dollar to be significant to our financial position and results of operations.

Our exchange rate risk was similar in 2009.  At December 31, 2009, if the Brazilian real  had weakened/strengthened by 10% against the U.S. dollar, assuming all other variables (such as LIBOR and outstanding value) remained constant, net finance results for the year would have been R$510 million higher/lower, mainly as a result of exchange gains/losses (in respect of U.S. dollar‑denominated financial assets (valued at fair value), borrowings, finance leases and derivatives instruments).  Management did not consider our exposure to foreign currencies other than the U.S. dollar to be significant to our financial position and results of operations.

We believe that these potential changes in net financial results are not material. They arise mainly from a peculiarity in accounting standards that provides that our aircraft financing debt must be registered as a U.S. dollar debt while the corresponding asset (the aircraft) must be registered as a Brazilian real  asset. We believe there are no material limitations on the estimates above.

Risks relating to variations in the price of oil

Our results of operation are affected by changes in the price of oil.  We have entered into oil derivatives contract in order to hedge ourselves against this risk.  Our policy is to enter into oil derivatives contracts to hedge our projected fuel consumption.  In 2006, we began to enter into arrangements intended to hedge a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24‑month period.  Due to new market and macroeconomic conditions, we decided to modify this policy.  We now hedge our fuel requirements over rolling 24-month periods with between 20% and 60% of our future fuel requirements hedged over the first 12 months, and 10% to 60% hedged over the second 12 months.

At December 31, 2010, we were party to outstanding oil derivatives contracts corresponding to approximately 6.8 million barrels of oil, compared to approximately 3.6 million barrels of oil in 2009.  In 2010, we recorded liability of R$18.5 million (derivative assets of R$ 16.5 million and derivative liabilities of R$ 35.0 million) in respect of these contracts as compared to a liability of R$221 million in 2009.

We enter into derivatives contracts only with counterparties rated at least A‑ (A3) by S&P, Moody's or Fitch.  The fair values of our oil derivatives contracts according to the credit rating of the counterparties at December 31, 2010 and 2009 are:

	Fair value of derivatives (in reais thousand)
	2010	2009
AAA	(22,454)	(86,088)
AA+, AA or AA‑	3,671	(105,056)
A+, A or A‑	274	(29,817)
	(18,509)	(220,961)

In Brazil, the price of jet kerosene is determined by a state‑controlled oil company, Petrobras, and is based on international jet fuel prices.  We attempt to hedge against the volatility of kerosene prices through oil derivatives based on crude oil (WTI).  WTI is highly correlated with our average jet fuel price and is arguably the most actively traded commodity.

A hypothetical 10% increase/decrease in the price of WTI at December 31, 2010 would lead to an increase/decrease of approximately US$10.4 million/US$11.5 million (R$17.4 million/R$19.1 million) respectively in the fair value of our WTI derivatives.  That hypothetical 10% increase/decrease in the price of WTI at December 31, 2009 would have led to an increase/decrease of approximately R$45 million.  In both cases, this assumes that the inherent components, interest rates and the exchange rates with respect to the contracts remain constant and that the 10% variation in WTI price is uniform along the future curve of WTI.  We calculate the fair value of our oil derivatives contracts individually using specific models for each contract, which include simple discounted cash flow models, Monte‑Carlo's simulation techniques and other analytical models.

These figures would be materially different if there were changes in the implied volatility structure and shape of the future curve of WTI.

Such change in WTI prices would directly influence our financial results.  The negative/positive cash flows from derivatives settlements, however, would be more than offset by a decrease/increase in our jet fuel costs.  To calculate the impact on our cash flows, we estimate our average Jet Kerosene price as a function of WTI prices (through a simple linear regression analysis of prices over rolling 24‑month periods).  Assuming a base monthly consumption of 1.3 million barrels of fuel and an average strike price of US$90 per barrel of crude oil under our derivatives contracts, a 10% increase/decrease in the price of WTI would increase/decrease our jet fuel expenses by US$152 million/US$146 million (R$252 million/R$243 million) respectively (including the relevant effects of settlements on our derivatives contracts).  In 2009, we assumed a base monthly consumption of 1.1 million barrels of fuel and an average strike price of US$115 per barrel of fuel under our derivatives contracts.  A 10% increase/decrease in the price of WTI with those assumptions would have increased/decreased our jet fuel expenses by R$401 million/ R$395 million (including the relevant effects of settlements on our derivatives contracts).  The increased effect in 2009 was due to the increased cost of fuel.

These results strongly depend on the continued correlation between the real  future observed prices and the relevant equation, which is determined by the linear regression parameters. The linear regression is updated regularly and consistently displays a coefficient of determination above 0.9, which suggests that our average jet fuel prices can be reasonably estimated from the average WTI prices. Nevertheless, there is no guarantee that Petrobras will not change its pricing model nor that the relationship between our average jet fuel prices and average WTI prices will remain the same.

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

               Reimbursement of fees and direct and indirect payments paid by the depositary

In 2010, we received approximately US$387 thousand from the depositary for NYSE listing fees, SEC filing fees, investor relation support services, primarily being our access to the Thomson Reuters service and conference call facilities, distribution of certain press releases and travel expenses for non-deal roadshows and investor conferences.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with the participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15(e), as of the year ended December 31, 2010.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management's Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management's annual report on internal control over financial reporting is included in this Annual Report on page F-3 and the opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this Annual Report on page F-4.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control—Integrated Framework."  Based on this assessment, our management concluded that, as of December 31, 20010, our internal control over financial reporting was effective as of December 31, 2010.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting

Remediation of previously existing material weaknesses

On December 31, 2009 the Company's internal control over financial reporting was not effective because material weaknesses existed. The material weaknesses were related to the process of preparing financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") from the base accounting records of the Company, maintained in accordance with accounting practices adopted in Brazil. Throughout 2010 we initiated efforts to remediate the material weaknesses. The following actions were taken to address the previously identified material weaknesses:  (i) hiring new employees including senior accounting staff with relevant financial reporting experience and with specific supervision and review responsibilities, (ii) provide training delivered by third-party specialists for relevant accounting staff on International Financial Reporting Standards (“IFRS”), and (iii)  improvements in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F including performing a comprehensive critical review of the then existing internal controls; such review included, among others, those controls over the compilation and preparation of the financial statements and related disclosures as well and over the classification, recognition, measurement and subsequent accounting for financial leases .

As a result of the above actions, management concluded that we have remediated the previously identified material weaknesses related to internal controls over financial reporting as of December 31, 2010.

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

	2010	2009	2008
	(R$ millions)
Audit Fees	3.8	5.4	5.8
Audit‑Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	0.2	—
Total	3.8	5.6	5.8

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

Audit‑Related Fees

No audit‑related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2010, 2009 and 2008.

Tax Fees

No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2010, 2009 and 2008.

All Other Fees

In 2009, we paid PricewaterhouseCoopers Auditores Independentes R$198 thousand pursuant to a contract where PricewaterhouseCoopers Auditores Independentes performed security tests on web applications B2C and B2B with the purpose of identifying security vulnerabilities on those applications.  No other fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2010, 2009 and 2008.

Pre‑Approval Policies and Procedures

Our audit committee approves all audit, audit‑related services, tax services and other services provided by PricewaterhouseCoopers Auditores Independentes.  Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre‑approved by the audit committee in advance of any engagement.  Pursuant to Rule 2‑01 of Regulation S‑X, audit committees are permitted to approve certain fees for audit‑related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  Our management periodically reports to our audit committee the nature and scope of audit and non‑audit services rendered by our independent auditors.  In 2010, 2009 and 2008, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

See "Item 18.  Financial Statements."

ITEM 18.  FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F‑1.

ITEM 19.  EXHIBITS

1.1	By‑laws of TAM S.A. (English translation).
1.2	By‑laws of TAM Linhas Aéreas S.A. (English translation), incorporated herein by reference from our Registration Statement on Form F‑4, filed August 31, 2007, File 333‑145838‑01.
1.3

Memorandum of Association and Articles of Association of TAM Capital Inc. (English translation), incorporated herein by reference from our Registration Statement on Form F‑4, filed August 31, 2007, File 333‑145838‑02.

2.1

Form of Deposit Agreement among TAM S.A., JPMorgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our sixth pre‑effective amendment to our Registration Statement on Form F‑1, filed March 2, 2006, File No. 333‑131938.

2.2

Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our Registration Statement on Form F‑4, filed August 31, 2007, File No. 333‑131938.

2.3

Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938

2.3

Shareholders' Agreement entered into by certain key shareholders of TAM S.A., dated August 27, 2007, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2008 on Form 20-F, filed June 30, 2009, File. No. 333-131938.

2.4

First Amendment to the Shareholders' Agreement entered into by certain key shareholders of TAM S.A., dated June 17, 2009, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938.

2.5	Private Instrument of Termination of Shareholders' Agreement entered into by certain key shareholders of TAM S.A., dated March 1, 2011.
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

4.9

Implementation Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro.

4.10

Exchange Offer Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro.

8.1	List of subsidiaries.
12.1	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer of TAM S.A.
12.2	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer of TAM S.A.
12.3	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.
12.4	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.
12.5	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer of TAM Capital Inc.
12.6	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer of TAM Capital Inc.
13.1	Section 1350 Certification of Chief Executive Officer of TAM S.A.
13.2	Section 1350 Certification of Chief Financial Officer of TAM S.A.
13.3	Section 1350 Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.
13.4	Section 1350 Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.
13.5	Section 1350 Certification of Chief Executive Officer of TAM Capital Inc.
13.6	Section 1350 Certification of Chief Financial Officer of TAM Capital Inc.
15.1	Consent of PricewaterhouseCoopers Auditores Independentes.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

TAM S.A.

By: /s/ Marco Antonio Bologna
Name:  Marco Antonio Bologna
Title:  Chief Executive Officer
Date:  May 13, 2011

By:  /s/ Líbano Miranda Barroso
Name:  Líbano Miranda Barroso
Title:  Chief Financial Officer
Date:  May 13, 2011

TAM LINHAS AÉREAS S.A.

By:  /s/ Líbano Miranda Barroso
Name:  Líbano Miranda Barroso
Title:  Chief Executive Officer
Date:  May 13, 2011

By:  /s/ Ricardo Froes Alves Ferreira
Name:  Ricardo Froes Alves Ferreira
Title:  Chief Financial Officer
Date:  May 13, 2011

TAM CAPITAL INC.

By:  /s/ Líbano Miranda Barroso
Name:  Líbano Miranda Barroso
Title:  Chief Executive Officer
Date:  May 13, 2011

By:  /s/ Líbano Miranda Barroso
Name:  Líbano Miranda Barroso
Title:  Chief Financial Officer
Date:  May 13, 2011

TAM S.A.

Financial statements at December 31, 2010 and

Report of Independent Registered Public Accounting Firm

TAM S.A.

Management report on internal control over financial reporting

Year ended December 31, 2010

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

TAM's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, TAM's management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting are effective. The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, April 13, 2011

By: /s/ Marco Antonio Bologna

Chief Executive Officer, TAM S.A.

By: /s/ Líbano Miranda Barroso

Chief Financial Officer, TAM S.A.

TAM S.A.

Report of independent registered public accounting firm
Year ended December 31, 2010

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders

TAM S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of TAM S.A.  and its subsidiaries at December 31, 2010, 2009, 2008 and 2007, and the results of  their operations and their cash flows for each of the four years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial Reporting" .  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Note 4 the financial statements as of and for the years ended December 31, 2009, 2008 and 2007 have been retroactively adjusted as a result of a change in accounting policy.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil

April 13, 2011

TAM S.A.

Consolidated balance sheet

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

Assets	Note	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
			(Adjusted (*))	(Adjusted (*))	(Adjusted (*))
Current assets

Cash and cash equivalents	7	1,012,220	1,075,172	671,785	466,538
Financial assets at fair value through profit and loss	8	1,407,698	1,011,022	1,242,271	2,140,339
Trade accounts receivable	9	1,556,781	1,121,979	1,157,239	937,928
Inventories	10	198,760	195,092	169,422	100,185
Taxes recoverable		57,557	99,268	120,712	87,017
Income tax and social contribution recoverable		18,424
Prepaid expenses		162,788	148,910	149,281	195,886
Derivative financial instruments	11	9,895			62,967
Other receivables		81,234	141,977	97,944	74,104

		4,505,357	3,793,420	3,608,654	4,064,964

Non-current assets held for sale				62,134	62,286

Total current assets		4,505,357	3,793,420	3,670,788	4,127,250

Non-current assets

Restricted cash		98,305	79,370
Financial assets - bank deposits		50,280
Deposits in guarantee	12	51,778	59,520	116,135	161,488
Deferred income tax and social contribution	13		193,876	839,443	4,751
Prepaid aircraft maintenance	14	410,306	408,628	383,593	119,633
Other non-current assets		20,595	29,542	157,904	104,709
Derivative financial instruments	11	6,568
Property, plant and equipment	15	8,711,850	8,134,028	8,097,351	5,781,159
Intangible assets	16	642,286	241,701	152,092	34,248

		9,991,968	9,146,665	9,746,518	6,205,988

Total assets		14,497,325	12,940,085	13,417,306	10,333,238

The accompanying notes are an integral part of these consolidated financial statements

(*) See note 4.

TAM S.A.

Consolidated balance sheet

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

Liabilities	Note	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
			(Adjusted (*))	(Adjusted (*)) (**))	(Adjusted (*))
Current liabilities

Accounts payable		522,364	430,982	486,095	426,857
Financial liabilities	17	1,572,093	1,244,685	910,153	1,197,986
Salaries and social charges		466,831	307,607	317,951	236,707
Deferred income	18	1,801,181	1,698,321	1,105,719	1,049,514
Taxes, charges and contributions		308,189	179,662	246,338	129,135
Income tax and social contribution		14,339
Interest on own capital and dividends		152,293	233,985	599	32,052
Derivative financial instruments	11	20,574	235,727	1,021,928
Other current liabilities	19	135,658	123,696	149,091	130,765
		4,993,522	4,454,665	4,237,874	3,203,016

Non-current liabilities

Financial liabilities	17	5,786,848	5,924,737	7,178,873	3,908,700
Derivative financial instruments	11	15,286	6,288	107,057
Deferred income	18	66,420	100,169	369,210	357,769
Provisions	20	204,271	666,573	947,800	769,696
Refinanced taxes payable under Fiscal Recovery Program	21	416,675	319,671
Deferred income tax and social contribution	13	149,440
Other non-current liabilities	19	237,472	173,946	282,992	185,277
		6,876,412	7,191,384	8,885,932	5,221,442

Total liabilities		11,869,934	11,646,049	13,123,806	8,424,458

Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	22	819,892	675,497	675,497	675,497
Other reserves	23	1,602,021	615,131	224,463	1,371,703
Accumulated deficit				(610,694)	(141,049)
		2,421,913	1,290,628	289,266	1,906,151
Non-controlling interest		205,478	3,408	4,234	2,629

Total equity		2,627,391	1,294,036	293,500	1,908,780

Total liabilities and equity		14,497,325	12,940,085	13,417,306	10,333,238

The accompanying notes are an integral part of these consolidated financial statements

(*) See note 4.

TAM S.A.

Consolidated income statement

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

	Note	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
			(Adjusted (*))	(Adjusted (*))	(Adjusted (*))

Revenue	24	11,378,691	9,765,506	10,513,044	8,018,819
Operating expenses (**)	25	(10,401,678)	(9,555,632)	(9,935,437)	(7,709,487)

Operating profit before movements in fair value of fuel derivatives		977,013	209,874	577,607	309,332

Movements in fair value of fuel derivatives		36,585	316,852	(1,273,461)	130,410

Operating profit/(loss)		1,013,598	526,726	(695,854)	439,742

Finance income (**)	27	1,774,489	2,412,686	1,410,361	1,006,868
Finance costs	27	(1,672,103)	(1,041,414)	(3,006,220)	(755,198)

Profit/(loss) before income tax and social contribution		1,115,984	1,897,998	(2,291,713)	691,412

Income tax and social contribution	28	(447,054)	(649,539)	710,174	(213,749)

Profit/(loss)for the year		668,930	1,248,459	(1,581,539)	477,663

Attributable to
Equity shareholders of TAM S.A.		637,420	1,246,778	(1,582,407)	477,486
Non-controlling interest		31,510	1,681	868	177

Earnings per share (common and preferred) – in R$
Basic	29	4.22	8.30	(10.52)	3.17
Diluted	29	4.20	8.29	(10.52)	3.15

The accompanying notes are an integral part of these consolidated financial statements

(*) See note 4.

(**)Includes reversal of additional tariff, as mentioned in note 20(b), (i).

TAM S.A.

Consolidated statement of comprehensive income/(loss)

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
		(Adjusted (*))	(Adjusted (*))	(Adjusted (*))

Profit/(loss) for the year	668,930	1,248,459	(1,581,539)	477,663

Other comprehensive income/(loss)
Currency translation gains (losses) of foreign operations – net of tax	(469)	(20,103)	13,152	(3,537)

Other comprehensive income/(loss)	(469)	(20,103)	13,152	(3,537)

Total of comprehensive income/(loss) for the year	668,461	1,228,356	(1,568,387)	474,126

Atributable to:
Equity holders of TAM	636,951	1,226,675	(1,569,255)	473,949
Non-controlling interest	31,510	1,681	868	177

The accompanying notes are an integral part of these consolidated financial statements

(*) See note 4.

TAM S.A.

Consolidated statement of changes in equity

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

	Capital share	Revaluation reserve	Other reserves (Note 23)	Retained earnings (accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2007	675,000	326,035	615,041		1,616,076	2,744	1,618,820

Changes of accounting practices effects (Note 4)		(326,035)	162,844		(163,191)		(163,191)

At January 1, 2007 - adjusted	675,000		777,885		1,452,885	2,744	1,455,629

Profit for the year - adjusted (Note 4)				477,486	477,486	177	477,663
Other comprehensive income/(loss)
Foreign exchange loss of foreign operations - net of tax			(3,537)		(3,537)		(3,537)

Total of comprehensive income			(3,537)	477,486	473,949	177	474,126

Transactions with owners
Capital increase through issuance of shares	497				497		497
Stock options plan			11,230		11,230		11,230
Movement in treasury shares			(882)		(882)		(882)
Dividends R$ 209.37 (per thousand shares in circulation)				(31,528)	(31,528)		(31,528)
Transfer to profit reserve			599,747	(599,747)
Total of transactions with owners			610,095	(631,275)	(20,683)		(20,683)

Other			(12,740)	12,740		(292)	(292)

At December 31, 2007 - adjusted	675,497		1,371,703	(141,049)	1,906,151	2,629	1,908,780

The accompanying notes are an integral part of these consolidated financial statements

TAM S.A.

Consolidated statement of changes in equity

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

	Capital share	Other reserves (Note 23)	Retained earnings (accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2008 - adjusted	675,497	1,371,703	(141,049)	1,906,151	2,629	1,908,780

Loss for the year – adjusted (Note 4)			(1,582,407)	(1,582,407)	868	(1,581,539)
Other comprehensive income/(loss)
Foreign exchange gains of foreign operations - net of tax		13,152		13,152		13,152

Total of comprehensive loss		13,152	(1,582,407)	(1,569,255)	868	(1,568,387)

Transactions with owners
Stock options plan		16,512		16,512		16,512
Options exercised		(9,336)		(9,336)		(9,336)
Movement in treasury shares		(14,269)		(14,269)		(14,269)
Dividends R$ 269.56 (per thousand shares in circulation)			(40,537)	(40,537)		(40,537)
Absorption of losses with to profit reserve		(1,150,536)	1,150,536

Total of transactions with owners		(1,157,629)	1,109,999	(47,630)		(47,630)

Other		(2,763)	2,763		737	737

At December 31, 2008 - adjusted	675,497	224,463	(610,694)	289,266	4,234	293,500

The accompanying notes are an integral part of these consolidated financial statements

TAM S.A.

Consolidated statement of changes in equity

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

	Capital share	Other reserves (Note 23)	Retained earnings (accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2009 – adjusted	675,497	224,463	(610,694)	289,266	4,234	293,500

Profit for the year – adjusted – Note 4			1,246,778	1,246,778	1,681	1,248,459
Other comprehensive income/(loss)
Foreign exchange loss of foreign operations - net of tax		(20,103)		(20,103)		(20,103)

Total of comprehensive income		(20,103)	1,246,778	1,226,675	1,681	1,228,356

Transactions with owners
Stock options plan		11,409		11,409		11,409
Cancellation of share options		(948)	948
Interest on own capital - R$ 166.45 (per thousand shares in circulation)			(24,998)	(24,998)		(24,998)
Dividends - R$ 1,409.76 (per thousand shares in circulation)			(211,724)	(211,724)		(211,724)
Transfer to legal reserve		49,134	(49,134)
Transfer to profit reserve		353,007	(353,007)

Total of transactions with owners		412,602	(637,915)	(225,313)		(225,313)

Other		(1,831)	1,831		(2,507)	(2,507)

At December 31, 2009 - adjusted	675,497	615,131		1,290,628	3,408	1,294,036

The accompanying notes are an integral part of these consolidated financial statements

TAM S.A.

Consolidated statement of changes in equity

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

	Capital share	Other reserves (Note 23)	Retained earnings (accumulated deficit)	Total	Non-controlling interest	Total

At December 31, 2009 – adjusted	675,497	615,131		1,290,628	3,408	1,294,036

Profit for the year			637,420	637,420	31,510	668,930
Other comprehensive income
Foreign exchange loss of foreign operations - net of tax		(469)		(469)		(469)

Total of comprehensive income		(469)	637,420	636,951	31,510	668,461

Transactions with owners
Capital increase (Note 1.3)	144,395			144,395		144,395
Stock option plan		15,999		15,999		15,999
Sale of tresury shares		3,355		3,355		3,355
Dividends - R$ 1,001.34 (per thousand shares in circulation)			(151,387)	(151,387)	(9,387)	(160,774)
Capital gain on sale of equity interest (Note 1.1)		489,115		489,115	179,947	669,062
Transfer to legal reserve		31,871	(31,871)
Transfer to profit reserve reserve		463,587	(463,587)

Total of transactions with owners	144,395	1,003,927	(646,845)	501,477	170,560	672,037

Other		(9,299)	9,299
Reversal of revaluation reserve in foreign subsidiary - Mercosur		(7,269)	126	(7,143)		(7,143)

At December 31, 2010	819,892	1,602,021		2,421,913	205,478	2,627,391

The accompanying notes are an integral part of these consolidated financial statements

TAM S.A.

Consolidated statement of cash flows

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

	Note	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
			(Adjusted (*))	(Adjusted (*))	(Adjusted (*))

Cash flows generated from operating activities	30	1,002,438	587,165	1,904,477	724,760
Taxes paid		(83,579)	(83,429)	(58,443)	(65,528)
Interest paid		(282,058)	(312,633)	(303,525)	(286,559)

Net cash generated from operating activities		636,801	191,103	1,542,509	372,673

Cash flows from investing activities
Investments in restricted cash		(18,935)	(79,370)
Cash flows from investment acquired – Pantanal	1.2	(9,044)
Proceeds from sale of property, plant and equipment (PPE) / intangible assets		27,028	35,869	8,204	4,558
Purchases of property, plant and equipment		(84,613)	(334,896)	(637,483)	(311,852)
Purchases of intangible assets		(135,639)	(135,296)	(133,469)	(37,071)
Purchases of assets of TAM Milor including TAM Brands	1.3	(98,444)
Deposits in guarantee
Reimbursements		15,657	60,697	106,292	21,011
Deposits made		(9,485)	(27,922)	(30,503)	(65,383)
Pre delivery payments
Reimbursements		150,486		261,302	401,977
Payments		(216,254)		(217,688)	(451,456)

Net cash used in investing activities		(379,243)	(480,918)	(643,345)	(438,216)

Cash flows from financing activities
Repurchase / sale of treasury shares		3,355		(14,269)	497
Net cash received in a public offering of shares of subsidiary Multiplus	1.1	657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor	1.3	72,963
Dividends paid – TAM S.A.		(233,325)		(72,065)	(137,629)
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus and Mercosur		(9,078)
Short and long-term borrowings
Issuance		69,602	236,581	208,692	638,105
Repayment		(179,939)	(70,714)	(471,390)	(591,857)
Debentures
Issuance			592,686
Repayment		(166,666)		(4,793)	(19,957)
Senior notes
Issuance			502,298
Capital element of finance leases		(534,470)	(567,649)	(340,092)	(263,664)

Net cash (used in) generated from financing activities		(320,510)	693,202	(693,917)	232,575

Net increase (decrease) in cash and cash equivalents		(62,952)	403,387	205,247	167,032

Cash and cash equivalents at beginning of the year		1,075,172	671,785	466,538	299,506

Cash and cash equivalents at end of the year		1,012,220	1,075,172	671,785	466,538

Supplementary information on cash flows:
Non cash investing and financing activities
- Acquisition of aircraft under finance leases		989,212	181,201	2,360,295	1,325,685
- Borrowing obtained for suppliers direct payment		255,073
- Acquisition of assets of TAM Milor through issuance of shares	1.3	71,444

The accompanying notes are an integral part of these consolidated financial statements

(*) See note 4.

TAM S.A.

Notes to the consolidated financial statements

Year ended December 31, 2010

(Amounts expressed in thousands of R$, unless otherwise indicated)

1             General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. ("TAM Airlines"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time in the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (“TAM Capital”), TAM Capital Inc, 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and  TAM Financial Services 2 Limited (“TAM Financial 2”), all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (“TAM Viagens”) and TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”),whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens and ownership of the TAM Brand, respectively.

The Company controls TP Participações Ltda. which on July 20, 2009, changed its name to TP Franchising Ltda. (“TP Franchising”) and modified its corporate purpose to the development of franchises. This company has had no activity since October 23, 2004, when it was established.

In the Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (“Multiplus”). Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 5, 2010. See “Corporate Reorganization” below.

Since March 15, 2010, the date on which its purchase was approved, the Company controls Pantanal Linhas Aéreas S.A. – “Pantanal”. See “Acquisition of Pantanal” below. Pantanal is under bankruptcy protection.

On July 13, 2010, TLA acquired TAM Milor. See “Acquisition of TAM Milor” below.

These consolidated financial statements of TAM and its subsidiaries (Parent Company and Consolidated) were approved by the Board of Directors on April 13, 2011.

1.1          Corporate Reorganization

During the second semester of 2009, the Company underwent a corporate reorganization that resulted in the creation of the subsidiary Multiplus. Multiplus is domiciled in Brazil, engaged in the development and management of customer loyalty programs, the creation of databases, the sale of reward redemption rights under customer loyalty programs, and the purchase of items related directly and indirectly with the development of the aforementioned activities.

The corporate reorganization had the purpose of segregating and transferring all of the TLA customer loyalty business to a separate company, providing more rationalization in the operational, administrative and financial structures of customer loyalty business of TLA, and greater efficiency, profitability and independence. The changes made can be represented as follows:

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

Beginning on January 1, 2010, Multiplus assumed the exclusive management of the TAM Loyalty Program.

On February 3, 2010 Multiplus was listed as a publicly traded company on the BMF&Bovespa stock market. On February 5, 2010, the Company carried out an Initial Public Offering, obtaining proceeds in the gross amount of R$ 692,385, net of issue costs of R$ 35,337 and the related tax effect of R$ 12,014 through the issuance of 43,274,000 shares of common stock at the issue price of R$ 16.00 per share.

At the time of the public offering, transactions and results of Multiplus were not relevant and Multiplus had shareholders equity of less than R$ 1 (one thousand reais). As a result of the public offering TAM had its interest in Multiplus reduced from 100% to 73.17% while maintaining control. The sale of shares in the public offering resulted in an increase in the participation of non-controlling interest of R$ 179,947 and a reduction in the interest of TAM determined as follows:

Public offering

Shareholders equity of Multiplus before issuance of shares	970
Interest of TAM in Multiplus - %	100%
Interest of TAM in Multiplus	970

Shareholders equity of Multiplus after issuance of shares	676,415
Interest of TAM in Multiplus - %	73.17%
Interest of TAM in Multiplus	494,933

Increase in non-controlling interest	179,947
Transfer from non-controlling interest to equity attributable to equity holders of TAM S.A.	489,115

The following table presents the disclosures required by accounting standards for increases in equity attributable to equity holders of TAM as result of transactions with non-controlling interests when control in the investee is maintained:

2010

Profit attributable to shareholders of TAM	637,420
Transactions with non-controlling interests:
Increase in shareholders equity of TAM, as a result of the public offering of Multiplus	489,115

Profit attributable to shareholders of TAM and transactions from non-controlling shareholders	1,126,535

1.2          Acquisition of Pantanal Linhas Aéreas S.A.

On December 19, 2009 TAM announced and reported to the Comissão de Valores Mobiliários (“CVM”), the Brazilian Securities Commission and other appropriate authorities that it had agreed to purchase all shares of the regional airline company Pantanal. This acquisition, which has substantial strategic value in the view of management, has a purchase price of R$ 13,000, and R$ 3,000 was paid in December 2009 as an advance and the remaining amount of R$ 10,000 was paid in March 2010. This acquisition represents an important step towards transformation of the Company into a diversified business group in the civil aviation field, pursuant to its objective of constantly seeking out new opportunities for growth. On March 15, 2010 this acquisition was approved by the Agência Nacional de Aviação Civil (“ANAC”) the Brazilian civil aviation agency and on March 30, 2010

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

Pantanal’s authorization to operate was renewed to 2020. The transaction date for accounting purposes is March 15, 2010.

No contingent purchase price exists as result of the terms of the transaction and the selling shareholders did not grant guarantees or indemnification rights with respect to contingent liabilities.

Pantanal had at the date of the acquisition a fleet of three AT42-320 aircraft and operate out of São Paulo’s Congonhas Airport, performing regular passenger and cargo transportation services from São Paulo to six cities with medium-sized population in the states of São Paulo, Minas Gerais and Paraná. Its ATR42-320 aircraft regularly fly to and from Araçatuba, Bauru, Marília, Presidente Prudente, Juiz de Fora and Maringá. During 2010 it transported approximately 393 thousand passengers (2009 – 185 thousand passengers) (unaudited). On December 31, 2010, the Company had five ATR42-320 aircraft.

After concluding the acquisition of Pantanal, the Company prepared an opening balance sheet as of February 28, 2010, where assets and liabilities of Pantanal were recorded under the purchase method, in compliance with IFRS 3(R) - Business Combinations. Under this method, identifiable assets and liabilities were recognized at their fair value on the date of acquisition. As part of this process, items included in property and equipment of Pantanal were recorded at fair value.

The main components of the preliminary opening balance sheet as of February 28, 2010 are as follows:

	Balances at February 28, 2010 –Historical amounts	Acquisition adjustments	Opening balance sheet at, February 28, 2010 - Preliminary

Assets
Cash and cash equivalents	956		956
Accounts receivable	5,733		5,733
Inventories	7,765		7,765
Others accounts receivable	2,157		2,157
Property, plant and equipment	26,373	(12,392)	13,981
Intagible assets - goodwill		38,262	38,262
Intangible assets - other		124,927	124,927

Total	42,984	150,797	193,781

Liabilities
Current
Accounts payable	5,440		5,440
Financial liabilities	16,284		16,284
Salaries and social charges	13,441		13,441
Deferred revenue	4,808		4,808
Taxes, charges and contributions	7,756		7,756
Provisions	7,386		7,386
Other current liabilities	2,886		2,886

Non-current
Deferred income tax and social contribution		38,262	38,262
Fiscal recovery program	68,935		68,935
Contingencies	10,390		10,390
Other provisions	5,193		5,193

	142,519		180,781

Equity	(99,535)	112,535	13,000

Total	42,984	150,797	193,781

A separable intangible assets for the airport operation rights has been recognized at its estimated fair value of R$ 124,927. Those rights are considered to have an indefinite useful life and are based on the expected profitability from operating scheduled flights from the relevant airports.

Prior to the date of purchase, there were no relationships between TAM and Pantanal.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

No tax deductible goodwill arose from this transaction.

The following table presents revenue and loss of Pantanal in the financial statements of TAM from the date of purchase:

December 31, 2010

Revenue	99,936
Net loss	(4,653)

1.3          Acquisition of TAM Milor

On July 13, 2010, the Board of Directors of the Company approved the acquisition throught its subsidiary TLA, of all shares of TAM Milor , held by individuals that are also shareholders of the Company.

TAM Milor is the holder of the brand “TAM” and other related brands ("TAM" Brands) which are used by the Company, by TLA and other related companies. The authorization to use of the TAM Brands by the Company and subsidiaries was formalized in the license agreement for use of trademarks, on March 10, 2005.

Considering that TAM Milor does not meet the definition of a “business” the transaction has been accounted for as an acquisition of assets.

The single relevant asset acquired by the entity is the “TAM” brand. The assets of TAM Milor acquired were accounted for at their estimated fair value, which also approximates the amount paid in cash, plus the fair value of TAM’s common shares. The market value of TAM brand was estimated based on discounted cash flow techniques and the valuation was performed by experts.

The payment by TLA was negotiated as follows: (a) cash payment of R$ 25,481 at the agreement date, and (b) issuance of a promissory note by TLA to the selling shareholders in the amount of R$ 144,395 (“Promissory Notes”), totaling R$ 169,876. The amount represented by the promissory note was converted into a capital increase in the Company, within the authorized capital limit, totaling the issuance of 5,621,634 new shares.

In order to avoid the dilution of the other shareholders who did not take part in the purchase process, and in conformity with the Corporation Law, all the other shareholders of the Company had, in the period from August 2, 2010 to September 14, 2010, the right to acquire part of the Company’s new common shares, in proportion to their equity interest, by means of cash payment (preemption right). The proceeds from the issuance of such shares by the Company were used to pay the promissory note. As a result, the selling shareholders of TAM Milor received, in addition to the cash payment of R$ 25,481, the proceeds from the issuance of shares to the other shareholders who exercised the in preemption rights, totaling R$ 72,963, equivalent to 2,834,039 new shares, and the remaining common shares representing their proportional interest in the Company’s capital and those that did not have the preemption right exercised by the other shareholders.

As a result acquisition of TAM Milor resulted in the following consideration:

R$ thousands
Paid in cash as result of the agreement	25,481
Paid in cash as repayment of the Note with proceeds from issuance of shares to other shareholders who exercised their preemption rights	72,963
Sub-total paid in cash	98,444
Paid in shares	71,444
Total consideration on acquisition of TAM Milor	169,888

On November 5, 2010, the Board of Directors approved the subscription to all of the 5,621,634 common shares, issued by the Company in view of the increase in its capital.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

2            Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1          Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board – (IASB) and International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements were prepared under the historical cost model and the fair value measurement model for derivative financial instruments.

The first IFRS consolidated financial statements were prepared by the Company for the year ended December 31, 2008, in anticipation of the requirements in Brazilian Exchange Comission (CVM) Instruction 457/07, which established the preparation, by Brazilian listed companies, of consolidated financial statements in conformity with the pronouncements issued by the IASB. At that moment, the Company elected to adopt certain accounting policies, selected among those permitted by international accounting standards, including the policy of periodic revaluation of the carrying amount of its flight equipment. In its individual parent company financial statements, prepared in accordance with accounting practices adopted in Brazil, the revaluation of flight equipment was not considered, since this option is not legally provided for. As a result, the profit and equity presented in its individual financial statements were not equivalent to those in the consolidated financial statements.

Among the accounting policies adopted by Accounting Pronouncements Committee (CPC) for local purposes in its pronouncements, the option for measurement of assets at revalued cost is note included, considering the prohibition contained in the Brazilian Corporate Law.

On December 2, 2010, CVM issued CVM Resolution 647, approving Technical Pronouncement CPC 37 (R1) – First-time Adoption of International Accounting Standards. CPC 37 (R1) defines that, should the entity have disclosed its IFRS consolidated financial statements related to any year ended before January 1, 2009 in disagreement with the Brazilian accounting practices defined by CPC, it should restrict its divergences of accounting practices to those adopted when CPC 37(R1) was approved and requires that new diverging pronouncements shall not be adopted. Nevertheless, in such resolution, CVM included the requirement that listed companies that have already published their IFRS consolidated financial statements in disagreement with the accounting practices defined by CPC shall present detailed information supporting the maintenance of these differences, and CVM can accept or restrict them or determine their elimination.

On December 16, 2010, CVM issued CVM Resolution 651, approving Technical Pronouncement CPC 43(R1) – First-time Adoption of Technical Pronouncements CPC 15 to 41. One of the purposes of CPC 43(R1) is of, together with CPC 37(R1), permitting the presentation of equal net profit or loss and equity in the individual and in the consolidated financial statements of Brazilian entities. In its introduction, CPC 43(R1) reaffirms the CPC’s vision that it its fully undesirable to have two sets of statements with distinct accounting criteria and with different net profit or loss and equity. Thus, CPC 43(R1) permits adjustments in the individual financial statements of Brazilian companies, so that they may produce, when consolidated, the same amounts of assets, liabilities, equity, and profit or loss that the consolidation prepared under IFRSs and Technical Pronouncement CPC 37(R1). The Company understands that the difference presented between its individual and consolidated financial statements, due to the recognition of flight equipment revaluation, is in accordance with the accounting practice issued by the CPCs and IFRSs issued by  IASB until now.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

Since the recognition of the effects of flight equipment revaluation in the Company’s individual financial statements, basis for payment of dividends, is prohibited by law, and considering the purposes of CPC 43(R1) and CVM that preferably no differences exist between profit or loss and equity in the individual and consolidated financial statements, the Company’s management elected to change its accounting policy related to measurement of its flight equipment in the preparation of its consolidated financial statements for consistency with its individual financial statements. Such change in accounting policy has effects on the consolidated financial statements prepared in accordance with IFRS previously issued for the years ended December 31, 2009, 2008 and 2007. Therefore these consolidated financial statements prepared in accordance with IFRS and the accounting practices adopted in Brazil differ from IFRS financial statements previously issued as detailed in Note 4.

2.2             Basis of consolidation and investments in subsidiaries

(a)           Consolidated financial statements

The main accounting practices adopted in the preparation of these financial statements are as follows.

(i)           Subsidiaries

The consolidated financial statements include the financial statements of TAM and its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern the financial and operating policies, as a result of holding more than half of the voting rights. The existence and the effect of potential voting rights, currently exercisable or convertible, are taken into account to assess whether TAM controls another entity. Subsidiaries are fully consolidated as from the date when control is transferred to TAM and are no longer consolidated as from the date when such control ceases.

The results of subsidiaries acquired during the year are included in the consolidated statements of income and of comprehensive income as from the actual acquisition date. The comprehensive income balance is attributable to the Company’s owners and to non-controlling interests, even if results in a negative balance of these interests. When necessary, the financial statements of subsidiaries are adjusted to conform their accounting policies to those established by the Company. Intercompany transactions and balances and unrealized gains are eliminated. Unrealized losses are also eliminated, although they are considered as an indicator of impairment of the transferred asset.

(ii)          Transactions and non-controlling interests

In the consolidated financial statements, any changes in the Company’s interests in subsidiaries that do not result in loss of the Company’s control over subsidiaries are recorded as capital transactions. The account balances of the Company’s interests and non-controlling interests are adjusted to reflect changes in their interests in subsidiaries. The difference between the fair value of consideration paid or received is recorded directly in equity and attributed to the Company's owners.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, and any change in the carrying amount is recognized in profit or loss. The fair value is the initial carrying amount for subsequent recognition of the retained interest in an associate, a joint venture or a financial asset. Also, any amounts previously recognized in other comprehensive income related to that entity are recorded as if the Group had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Non-controlling interests represent the portion of profit or loss and of equity of subsidiaries that is not held by TAM, and is recorded in a separate line item in the consolidated balance sheet.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

(iii)                 Companies included in the consolidated financial statements

		Ownership and voting power %
	Reporting date	Ownership	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

TLA	12.31.2010	Direct	100.00	100.00	100.00	100.00
TAM Viagens (i)	12.31.2010	Indirect	99.99	99.99	99.99	99.99
TAM Capital (i)	12.31.2010	Indirect	100.00	100.00	100.00	100.00
TAM Capital 2 (i)	12.31.2010	Indirect	100.00	100.00
TAM Financial 1 (i)	12.31.2010	Indirect	100.00	100.00	100.00	100.00
TAM Financial 2 (i)	12.31.2010	Indirect	100.00	100.00	100.00	100.00
Fundo Spitfire II (exclusive investment fund) (ii)	12.31.2010	Indirect	100.00	100.00	100.00	100.00
TP Franchising	12.31.2010	Direct	100.00	100.00	100.00	99.99
Mercosur	11.30.2010	Direct	94.98	94.98	94.98	94.98
Multiplus (iii)	12.31.2010	Direct	73.17	100.00	100.00
Pantanal (iv)	12.31.2010	Direct	100.00
TAM Milor (v)	12.31.2010	Indirect	100.00

(i)   TAM's investments are held indirectly through TLA.

(ii)  TAM's investment is held 12% directly and 17% through TLA and 71% through Multiplus.

(iii)  See “1.1 Corporate reorganization”.

(iv) As mentioned in Note 1.2, the Company started controlling Pantanal on March 15, 2010. The fianncial statements for the period ended December 31, 2010 include the net loss of the months from March  to December of Pantanal.

(v) See “1.3 Acquisition of TAM Milor”.

2.3          Foreign currency translation

(a)           Functional and presentation currency

Items included in the financial statements of each of TAM's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”) and are presented in Brazilian reais ("Real").

(b)           Transactions and balances

In the preparation of the financial statements of each consolidated entity, transactions in foreign currency, that is, any currency different from the functional currency of each company, are recorded at the exchange rates at the date of each transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Other non-monetary items that are remeasured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies are taken to income.

(c)           Translation

In preparing the consolidated financial statements, the income statement, the cash flow statement and all other movements in assets and liabilities of the subsidiary TAM Airlines (the only subsidiary that has a functional currency different than the Brazilian reais) are translated at annual average rates of exchange, which are considered a good approximation to the exchange rates prevailing on the dates of the underlying transaction. The statement of financial position is translated at year-end rates of exchange.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in stockholders' equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Cumulative exchange differences arising are reported as a separate component of equity within the reserve “Carrying value adjustement”. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognized in the income statement as part of the profit or loss on disposal.

2.4          Business combinations

                In the consolidated financial statements, business acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of fair values of assets transferred and liabilities incurred by the Company at the acquisition date for the former controlling stockholders of the acquiree and of interests issued by the Company in exchange for control of the acquiree. Transaction costs an a business combination, which are not associated with bond issues or equity issuance, are recognized as expense as incurred.

                At the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value at the acquisition date, except for:

•         Deferred tax assets and liabilities, and liabilities related to employee benefit plans are recognized and measured in accordance with IAS 12 – Income Taxes and IAS 19 – Employee Benefits;

•         Liabilities or equity instruments related to share-based payment agreements of the acquiree or share-based payment agreements of the Company entered into to replace share-based payment agreements of the acquiree are measured in accordance with IFRS 2 – Shared-Based Payment at the acquisition date;

•         Assets (or disposal groups) classified as held for sale in accordance with IFRS 5 – Non-current Assets held for Sale and Discontinued Operations are measured in conformity with that standard.

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquired company, less the net amount recognized (generally the fair value) of identifiable assets acquired and liabilities assumed, all measured at the acquisition date. When the excess is negative, a gain from the purchase agreement is immediately recognized in the statement of income for the period.

2.4.1       Goodwill

Goodwill arising on a business combination is stated at cost at the business combination date, less any accumulated impairment losses.

For impairment testing purposes, goodwill is allocated to one of the Company's cash-generating units (or groups of cash-generating units) that are expected to benefit from the synergies of the business combination.

Cash-generating units to which goodwill has been allocated are tested for impairment annually, and whenever there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is lower than the carrying amount, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the unit and, subsequently, to other assets of the unit, proportionally to the carrying amount of each of its assets. Any impairment loss for goodwill is recognized directly in profit or loss, and the impairment loss is not reversed in subsequent periods.

2.5          Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, short-term investments highly liquid with original

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

maturities of three months or less and which are subject to an insignificant risk of changes in value.

2.6         Restricted cash

Restricted cash represents pledged deposits with the purpose of guaranteeing some of Company’s derivatives and long-term financings.

2.7          Financial instruments

Financial assets and liabilities are recognized when the Company is a party to the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition or issue of financial assets and liabilities (except financial assets and liabilities recognized at fair value through profit or loss) are added to or deducted from the fair value of financial assets and liabilities, if applicable, after the initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognized in profit or loss.

Although TAM uses derivatives to mitigate the economic effects of fluctuations in exchange rates and international oil prices, it does not apply hedge accounting.

2.8          Financial assets

The Company’s financial assets are classified in the following categories: measured at fair value through profit or loss (including derivative financial instruments), held-to-maturity and loans and receivables. There are no financial assets classified as available-for-sale. The classification depends on the nature and purpose for which financial assets was acquired and is determined at the initial recognition date. All normal acquisitions or disposals of financial assets are recognized or derecognised based on the trade date. Normal acquisitions or disposals correspond to acquisitions or disposals of financial assets that require the delivery of assets within the term established by means of a standard or market practice.

 (a)          Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also considered as held for trading and, therefore, are classified into this category, unless they have been designated as hedge instruments. Assets of this category are classified as current assets. Gains or losses arising from changes in the fair value are recognized in the statement of income in line item “Financial income/finance costs” in the period in which they occur, unless the instrument has been contracted in connection with another transaction. In this case, changes are recognized in the same profit or loss line in which the hedged transaction was recognized.

(b)           Held-to-maturity

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are included in non-current assets, except for thouse with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

(c)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including Trade accounts receivable, Cash and cash equivalents, and Other receivables) are measured at amortized cost using the effective interest method, less any impairment loss, except for certain short-term investments that comply with the definition of assets at fair value through profit or loss. They are classified in current assets, except those with maturities of more than 12 months after the reporting

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

date, which are classified as non-current assets.

2.8.1      Measurement of financial assets

Financial assets carried at fair value through profit or loss  are  initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

The fair values of quoted investments are based on current bid prices. For unlisted and for listed securities where the market for a financial asset is not active TAM establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

2.8.2      Impairment of financial assets

Financial assets, except those designated at fair value through profit or loss, are assessed based on impairment indicators at the end of each reporting period. Impairment losses are recognized if, and only if, there is objetive evidence of impairment of the financial asset as a result of one or more events that occurred after its initial recognition, with impact on the estimated cash flows of this asset.

The criteria used to determine if there is objetive evidence of impairment may include:

  Significant financial difficulty of the issuer or counterparty;

  Breach of contract, such as a default or delinquency in interest or principal payments;

  Probability of the debtor entering bankruptcy or financial reorganization; or

  Disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial assets, such as accounts receivable, the assets that are assessed as not impaired in an individual assessment may, subsequently, be assessed as impaired in a collective assessment. Objective evidence of impairment for a receivables portfolio may include the Company’s past experience in the collection of payments and the increased number of delayed payments after a period of days, as well as observable changes in the national or local economic conditions related to defaults on receivables.

The carrying amount of the financial asset is reduced directly by the impairment loss for all financial assets, except for accounts receivable, in which the carrying amount is reduced through the use of a provision. Subsequent recoveries of amounts previously written off are credited to the provision. Any changes in the carrying amount of the provision are recorded in profit or loss.

2.9          Trade accounts receivable

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. In practice, due to the short term nature of the receivables, they are usually recognized at the invoiced amount. A provision for impairment of trade receivables (allowance for doubtful receivables) is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the income statement.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

2.10        Inventories

Inventories, consisting mainly of spare parts and materials to be used in maintenance and repair activities, are stated at the average acquisition cost, or realizable value where lower, net of provisions to write down the value of obsolete items.

2.11        Intangible assets

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

(b)          Other intangible assets

Include amounts related to: (a) right to slots arising from the acquisition of Pantanal in March 2010, based on the expected profitability of operating regular flights from the airports object of the acquired right (see “Acquisition of Pantanal”),  (b) acquisition of “TAM” brand in July 2010 on the acquisition of TAM  Milor (see “Acquisition of TAM Milor”), and (c) licenses and other contractual rights acquired from third parties, which are capitalized as intangible assets and amortized over their estimated useful life.

The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable, or if the intangible assets have not yet started to be used and amortized.

(c)           Goodwill

Represents the excess of the cost of an acquisition over the fair value of the TAM’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’.  Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

2.12        Property, plant and equipment including aircraft pre-delivery payments

Depending on the type of the asset and the timing of its acquisition, the cost refers to the historical acquisition cost, demeed cost, or to the historical acquisition cost adjusted for the effects of hyperinflation, in the years in which the Brazilian economy was considered hyperinflationary. Brazil was considered a hyperinflationary economy for IFRS purposes until 1997.

Land is not subject to depreciation. Depreciation is recognized based on the estimated useful life of each asset under the straight-line method, so that the cost less its residual value after its useful life is fully written off. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates is accounted for prospectively. The estimated useful life of items used in the calculation of depreciation is as follows:

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

Years

Flight equipment - Aircraft	6 – 30
Flight equipment - Engines	10
Overhaul	4 – 6
Buildings	25
Machinery and equipment	10
Computers	5

Major overhaul expenditure, including replacement spares and labor costs, is capitalized and amortized over the average expected life between major overhauls (the "built-in overhaul method"). All other replacement spares and other costs relating to maintenance of flight equipment assets, including all amounts payable under "power by the hour" maintenance contracts, are charged to the income statement on consumption or as incurred respectively, as described below in Note 2.25.

The costs of loans attributable to the acquisition of qualifying assets, which necessarily take a substantial period of time to get ready for use, are added to the cost of such assets until the date when they are ready for their intended use.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value is greater than its estimated recoverable amount.

A property, plant and equipment item is written off after disposal or when there are no future economic benefits as a result of the continued use of the asset. Any gains or losses on the sale or disposal of a property, plant and equipment item are determined by the difference between the amounts received from the sale and the carrying amount of the asset and are recognized in profit or loss.

(a)           Pre-delivery payments

Pre-delivery Payments (PDPs) paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized in the financial statements at the amount paid translated at the exchange rate ruling at the date of payment. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets are capitalized during the period which the aircraft are built.

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

2.13       Impairment of non-current assets

Assets that have an indefinite useful life including goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For impairment testing purposes, assets are grouped at the lowest level for which cash flows can be separately identified (cash generating units or "CGUs"). Impaired non-financial assets, except goodwill, are reviewed subsequently for analysis of the possible reversal of the impairment at the reporting date.

2.14        Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method. In practice, due to the short term nature of most trade payables, they are usually recognized at the invoiced amount.

2.15        Non-derivative financial liabilities

Other financial liabilities (including loans, senior notes and debentures) are initially recognized at fair value, less transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the related period. The effective interest rate is the rate that discounts exactly estimated future cash flows (including fees and points paid or received that are an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the estimated life of the financial liability or, when appropriate, over a shorter period, to the amount initially recognized.

Loans are classified in current liabilities, unless TAM has an unconditional right not to settle the liability for at least 12 months after the reporting date.

Non-convertible debentures and senior notes are recorded in the same manner as loans.

2.16        Derivative financial instruments

Derivative financial instruments are initially recognized at fair value at the date when a derivative contract is entered into and are subsequently remeasured at fair value. Transaction costs are recognized as expenses as incurred.

Although TAM uses derivatives to mitigate the economic effects of changes in exchange rates and international oil prices, it does not apply hedge accounting. Any changes in the fair value of financial instruments are immediately recognized in profit and loss.

Gains and losses arising from changes in the fair value of fuel derivatives are presented separately in the statement of income.

2.17        Income tax and social contribution

Income tax and social contribution expense represents the sum of current and deferred taxes. Income tax and social contribution are recognized in the income statement, except to the extent that they relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. When current and deferred taxes are derived from the initial recognition in a business combination, the tax effect is considered in the recognition of the business combination.

The current income tax and social contribution charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, it establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

accounting nor taxable profit or loss. Deferred income tax and social contribution are calculated on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts.

The rates currently defined for the determination of income tax and social contribution, current and deferred, are 25% and 9%, respectively (Notes 13 and 28).

Deferred tax assets are recognized to the extent that it is probable sufficient future taxable income will be available for offset against tax losses, considering projections of future income based on internal assumptions and future economic scenarios which may, therefore, suffer changes. The Company's management revises these projections annually.

2.18        Deferred income

Deferred revenue accounts comprises advance ticket sales, gains on sale and leaseback transactions (Note 2.24), and revenue related to TAM Loyalty Program Multiplus (Multiplus Fidelidade)  (Note 2.26).

The revenue from Multiplus Fidelidade is initially measured at fair value, against accounts receivable, and is recognized in profit or loss as program points are redeemed.

The Advance ticket sales account comprises tickets sold in the last 12 months but not yet used. These amounts are recognized as revenue when the service is provided or tickets expire.

2.19        Provisions

TAM recognizes provisions when it has a legal or constructive obligation as a result of past events, and a future disbursement of resources to settle the obligation is probable. Provisions are measured at the present value of expenditure required to settle the obligation, using a pre-tax discount rate, which reflects current market assessments of the time value of money and specific risks of the obligation. The increase in the obligation as a result of the passage of time is recognized as finance costs. Provisions are presented net of the related judicial deposits.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the amount can be reliably measured.

2.20        Employee benefits

(a)           Profit-sharing and bonus

The Company recognizes a liability and an expense for bonuses and profit-sharing, based on a Profit Sharing Program and certain operating indicators. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(b)           Share-based payment

TAM operates an equity-settled share-based compensation plan. The shared-based compensation plan is measured at the fair value of equity instruments at the granting date. Details regarding the determination of the fair value of these plans are described in Note 26.2.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions used to define the number of options that are expected to vest. At each balance sheet, TAM revises its estimates of the number of options that are

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

expected to vest, recognizing the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When share options are exercised by issuing treasury shares, the proceeds received from the exercise of options, net of any directly attributable transaction costs are credited to treasury shares; the difference between the book value of the treasury shares awarded to the employee and the exercise price is recognized in retained earnings.

(c)           Pension plans

TAM only operates defined contribution plans. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

2.21        Share capital

Common shares and non-redeemable preferred shares are classified as stockholder's equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders' equity until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

2.22        Dividends and interest on own capital

Dividend distributions and interest on own capital to the company’s shareholders is recognized as a liability in the financial statements at the end of the year. The financial statements reflect only minimum mandatory dividends, provided for in the Company’s statute, of 25% of the net profit. Any value above the minimum mandatory is only accrued on the date they are approved by shareholders in General Meeting (Ordinary / Extraordinary). Tax benefits of interest on own equity are recognized in the income statement.

2.23       Earnings per share

Earnings per share are calculated by dividing profit or loss for the year attributable to the Company's controlling and non-controlling stockholders by weighted average of common shares outstanding in the related year. Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares for the years-ended presented.

2.24        Lease agreements

Leases are classified at inception. Leases of assets under which TAM has substantially all the risks and rewards of ownership are classified as finance leases. All other types of leases are classified as operating leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between repayment of the liability and finance charges. The corresponding rental obligations, net of finance charges, are included within financial liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The long-term assets acquired under finance leases are depreciated over the shorter of the asset's useful life and the period for which the asset will be leased.

Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

Any gains arising on sale and leaseback transactions resulting in finance leases are deferred and recognized in the income statement on a straight-line basis over the period of the lease; gains arising on sale and leaseback transactions resulting in operating leases are generally recognized in the income statement immediately.

2.25        Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The Company recognizes maintenance expenses for its engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided:

  Time and materials contract: under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers. The costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities.

  Power-by-the-hour contracts: under which amounts are contractually payable to the maintenance provider based on hours flown. A liability and a corresponding expense in the income statement are recognized as the hours are flown.

2.26        Revenue

Air transportation revenues (passengers and cargo) are recognized when transportation services are rendered. Revenue in respect of passenger tickets sold but not yet used (advance ticket sales) is treated as deferred income, classified within current liabilities. Revenue for unused tickets is recognized on the ticket expiration date, which is 12 months after the issuance date of the ticket.

The Company sponsors a program (Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using TAM Loyalty Program credit card, or using the services and products of commercial partners. The Loyalty Program award credits when passengers use the flights of TAM or partnering airlines are recognized as a separately identifiable component of revenue based on the estimated fair value of the points awarded. This revenue is deferred, considering the points that are expected to be redeemed based on historical experience, and is recognized in the income statement as passenger revenue when the points are redeemed and passengers uplifted.

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

The revenue from points sold to third parties is initially recognized when the deferred revenue is recognized in the income statement when points are redeemed for awards or, in the case of points that are expected not to be redeemed, is recognized over the points validity period of two years.

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

2.27        Segmental information

Operating segment information is presented consistent with the internal report provided to the chief operating decision maker. The chief operating decision maker, responsible for allocating resources and assessing the performance of operating segments, is the Chief Executive Officer.

Starting on January 1, 2010, as a result of the creation of Multiplus, with a reporting structure separate from TAM, the reporting structure was reviewed and since then TAM has two operating segments to be reported: Airlines and Loyalty Program.

2.28        Income statement presentation

On the face of the income statement the following amount is separately presented:  movements in the fair value of fuel derivatives. These item is shown separately as part of operating profit. These are material in terms of nature and amount, and are disclosed separately in order to help users of the financial statements better understand TAM's financial performance.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

2.29        New and revised standards and interpretations already issued but not yet adopted

(a)           Standards, amendments and interpretations of standards that are not yet effective for the financial year beginning January 1, 2010 and not early adopted

The IASB issued several IFRS standards, amendments to standards and interpretations during the year ended December 31, 2010, and permitted their early adoption. The Company did not elect the early adoption of any of the new standards or amendments to standards, since they do not yet have equivalent pronouncements issued by the Accounting Pronouncements Committee (CPC), and their adoption is Brazil is not permitted. In view of the commitment of CPC and the Brazilian Securities Commission (CVM) to keeping up-to-date the set of standards issued based on updates made by the International Accounting Standards Board (IASB), it is expected that these pronouncements and modifications will be issued by and approved by CVM by the date of their mandatory application.

  IFRS 9 – Financial instruments, issued in November 2009 and amended in October 2010, introduces new requirements for classification, measurement and derecogntion of financial assets and liabilities. Mandatory for periods beginning on January 1, 2013. IFRS 9 establishes that all recognized financial assets that are within the scope of IAS 39 – Financial instruments: recognition and measurement  be subsequently measured at amortized cost or fair value. Specifically, debt instruments that are held under a business model, the purpose of which is receiving contractual cash flows, and that have contractual cash flows that refer solely to payments of principal and interest on the principal amount due are generally measured at amortized cost at the end of subsequent accounting periods. All other debt instruments and investments in equity instruments are measured at fair value at the end of subsequent accounting periods. The Company also assess the overall impact of IFRS 9. However, initial indications are that the effects are not relevant.

  IFRIC 13 - "Customer Loyalty Programmes". The meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programmes. Effective January 1, 2011.

(b)           Standards, amendments to and interpretations of standards that are not yet effective and are not significant for the Company’s operations:

The following interpretations of and amendments to existing standards were published and are mandatory for the Company’s accounting periods beginning on January 1, 2011, or after this date, or for subsequent periods. However, they are not significant for TAM’s operations:

  Amendment to IAS 32, “Financial Instruments:  Presentation – Classification of Rights Issues”. The IASB amended IAS 32 to permit that rights, options or warrants to acquire a fixed number of an entity’s own equity instruments for a fixed price in any currency be classified as equity instruments, as long as the entity offers rights, options or warrants pro rata to all of its owners of the same class of its own non-derivative equity instruments.  Effective for periods beginning on or after February 1, 2010.

•           IFRIC 19 – “Extinguishment of Financial Liabilities with Equity Instruments”, effective for transactions carried out on or after July 1, 2010. This standard clarifies the accounting treatment when an entity renegotiates the terms of its debts and as a result the liability is extinguished upon the issuance, by the debtor, of shares of its capital on behalf of the creditor.

  Amendments to IFRS 1 on elimination of fixed dates for first-time adopters of IFRSs: on December 20,  2010, IASB issued amendment to IFRS 1 – First-time Adoption of International Financial Reporting Standards (IFRSs), which deals with the elimination of fixed dates for first-time adopters of IFRSs. The amendments replace the fixed date for prospective adoption from January 1, 2004 to the date of transition to IFRSs, so that first-time adopters of IFRSs do not have to apply the derecognition requirements of IAS 39 retrospectively. The modification must be mandatorily adopted for years beginning on or after July 1, 2010.

  IAS 24, “Related Party Disclosures” (revised in 2009). Changes the definition of a related party and modifies certain requirements for government-related entities. Effective beginning on January 1, 2011.

  Amendment to IFRIC 14, “IAS 19, “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. Removes unintended consequences arising from the treatment of prepayments in some circumstances when there is a minimum funding requirement. The results from prepayments of contributions in certain circumstances are recognized as asset, rather than as expense.  Effective for periods beginning on or after January 1, 2011.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

Improvements to IFRS in 2010

The amendments are generally applicable for annual periods beginning after January 1, 2011, unless otherwise indicated.

Standard	Main requirements	Application

IFRS 1 - "First-time Adoption of International Financial Reporting Standards"

(a)    Change in accounting policy in the year of adoption

Clarifies that, if a first-time adopter changes its accounting policies or its use of IFRS 1 exemptions after having published an interim financial report in accordance with IAS 34, "Interim Financial Reporting", the entity should explain the changes and update the reconciliations between prior GAAP and IFRS.

.

Applied prospectively.

The entities that adopted IFRS in prior periods can apply the change retroactively in the first annual period after the change becomes effective, as long as the measurement date is within the period covered by the first IFRS financial statements.

 (b)    Revaluation as deemed cost

Permits that entities that adopt the IFRS for the first time use the fair value determined by a specific event as deemed cost, even if the event occurs after the transition date, but before the first IFRS financial statements are issued. When this remeasurement occurs after the date of transition to IFRS, but during the period covered by their first IFRS financial statements, any adjustment subsequent to that fair value determined by the event will be recognized in equity. This event can be, for example, a privatization or acquisition.

Applied prospectively.

(c)    Use of deemed cost for operations subject to regulated prices (for example, concessionaires of public services)

Entities subject to tariff regulation can use the prior carrying amounts, in accordance with prior GAAP, of property, plant and equipment or intangible assets as deemed cost on an item-by-item basis. The entities that use this exemption are required to test each item for impairment in accordance with IAS 36 at the transition date

Applied prospectively.

IFRS 3 (R)- "Business Combinations"

(a)    Transition requirements for contingent consideration from a business combination that occurred before the date the revised IFRS became effective.

Clarifies that amendments to IFRS 7 - "Financial Instruments: Disclosures", IAS 32 - "Financial Instruments: Presentation", and IAS 39 - "Financial Instruments: Recognition and Measurement”, which eliminate the exemption of contingent consideration, do not apply to contingent consideration arising from business combinations for which the acquisition dates precede the application of IFRS 3 (as revised in 2008).

Applicable to annual periods beginning on or after July 1, 2010. Applied retrospectively.
(b)    Measurement of non-controlling interests

The choice of measuring non-controlling interests at fair value or based on the proportional share of the acquiree's net assets applies only to instruments that represent current interests and entitle their holders to a proportional share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value, unless another measurement is required by IFRS.

Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively, as from the date when the entity applies IFRS 3 (revised).

(c)    Share-based payment awards  based on non-replaced shares or voluntarily replaced shares

The application guidance in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including share-based payment awards based on non-replaced shares or voluntarily replaced shares.

Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively.

IFRS 7, “Financial Instruments”	Emphasizes the interactions between quantitative and qualitative disclosures on the nature and extent of risks associated with financial instruments.	January 1, 2011 Applied retroactively.

IAS 1 - "Presentation of Financial Statements"	Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.	January 1, 2011 Applied retrospectively.

IAS 27 - "Consolidated and Separate Financial Statements"

Clarifies that consequential amendments from IAS 27 made to IAS 21 - "The Effects of Changes in Foreign Exchange Rates", IAS 28 - "Investments in Associates" and IAS 31 - "Interests in Joint Ventures", apply prospectively to annual periods beginning on or after July 1, 2009, or before this date, when IAS 27(R) is early applied.

Applicable to annual periods beginning on or after July 1, 2010. Applied retrospectively.

IAS 34 - "Interim Financial Reporting"

Offers guidance to illustrate how to apply IAS 34 disclosure principles and adds disclosure requirements regarding:

.     circumstances that probably will affect the fair values of financial instruments and their classification;

.     transfers of financial instruments between different levels of hierarchy of fair value;

.     changes in classification of financial assets; and

.     changes in contingent assets and liabilities.

January 1, 2011 Applied retrospectively.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

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

3.1          Revenue recognition

The revenue related to the loyalty program is deferred based on the number of outstanding points and a historical average rate for non-redemption of points (breakage) in the last 12 months. The fair value of points issued to participants when flying with TAM or partnering airlines is determined based on the weighted average of points sold to trading partners and free tickets granted to passengers. Also, the deferral of revenue depends on the estimate of the quantity of points to be cancelled when they expire after two years from the issuance date.

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

3.3          Contingencies

TAM is currently involved in various judicial and administrative proceedings, as described in Note 20. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses (present obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated). The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. TAM believes that these contingencies are properly recognized in the financial statements.

3.4          Financial instruments used to mitigate the risks of variations in jet fuel prices

TAM records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices. Sensitivity to movements in the price of oil is discussed in Note 5.

4.            Adjustments retroactive to the financial statements consolidated for the prior period

As mentioned in note 2.1, at December 31, 2010, the Company decided to change the accounting policy related to recognition of flight equipment revaluation in its consolidated financial statements, in order that the consolidated profit and equity may be equivalent to those presented in the parent company’s individual financial statements since the Brazilian corporate law does not permit the revaluation of assets. This change in accounting policy has effects on the consolidated financial statements presented for comparative purposes for the years ended December 31, 2009, 2008 and 2007 previously issued.

The effects of retroactive adjustments at December 31, 2009, 2008 and 2007 are as follows:

			December 31, 2009
	As originally presented	Retrospective adjustment	Adjusted
Effects on balance sheet
Property, plant and equipment	6,910,496	1,223,532	8,134,028
Deferred income tax and social contribution asset	621,788	(427,912)	193,876

Total	7,532,284	795,620	8,327,904

Revaluation reserve	116,504	(116,504)
Retained earnings (accumulated deficit) and other reserves	(296,993)	912,124	615,131

Total	(180,489)	795,620	615,131

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

			December 31, 2008
	As originally presented	Retrospective adjustment	Adjusted
Effects on balance sheet
Property, plant and equipment	9,663,452	(1,566,101)	8,097,351
Deferred income tax and social contribution asset	306,969	532,474	839,443

Total	9,970,421	(1,033,627)	8,936,794

Revaluation reserve	1,146,829	(1,146,829)
Accumulated deficit and other reserves	(499,433)	113,202	(386,231)

Total	647,396	(1,033,627)	(386,231)

			December 31, 2007
	As originally presented	Retrospective adjustment	Adjusted
Effects on balance sheet
Property, plant and equipment	5,781,076	83	5,781,159
Deferred income tax and social contribution asset	4,770	(19)	4,751

Total	5,785,846	64	5,785,910

Revaluation reserve	284,465	(284,465)
Accumulated deficit and other reserves	946,125	284,529	1,230,654

Total	1,230,590	64	1,230,654

			December 31, 2009
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(9,595,826)	40,194	(9,555,632)
Gains (losses) on revaluation of aircraft	(1,207,608)	1,207,608
Operating profit (loss) before income tax and social contribution	650,196	1,247,802	1,897,998
Income tax and social contribution	(212,781)	(436,758)	(649,539)
Profit for the year	437,415	811,044	1,248,459

Earnings per share – basic	2.90		8.30
Earnings per share – diluted	2.90		8.29

Effects on comprehensive income (loss) for the year

Revaluation of property, plant and equipment	(1,017,255)	1,017,255
Profit for the year	437,415	811,044	1,248,459

Total comprehensive income (loss) for the year	(599,944)	1,828,299	1,228,356

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

			December 31, 2008
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(9,954,107)	18,670	(9,935,437)
Gains (losses) on revaluation of aircraft	242,370	(242,370)
Operating profit (loss) before income tax and social contribution	(2,068,013)	(223,700)	(2,291,713)
Income tax and social contribution	634,243	75,931	710,174
Profit for the year	(1,433,770)	(147,769)	(1,581,539)

Earnings per share – basic	(9.54)		(10.52)
Earnings per share – diluted	(9.54)		(10.52)

Effects on comprehensive income (loss) for the year

Revaluation of property, plant and equipment	885,921	(885,921)
Profit for the year	(1,433,770)	(147,769)	(1,581,539)

Total comprehensive income (loss) for the year	(534,697)	(1,033,690)	(1,568,387)

			December 31, 2007
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(7,698,478)	(11,009)	(7,709,487)
Gains (losses) on revaluation of aircraft	(224,701)	224.701
Operating profit (loss) before income tax and social contribution	477,720	213,692	691,412
Income tax and social contribution	(145,941)	(67,808)	(213,749)
Profit for the year	331,779	145,884	477,663

Earnings per share – basic	2.20		3.17
Earnings per share – diluted	2.19		3.15

Effects on comprehensive income (loss) for the year

Revaluation of property, plant and equipment	(17,370)	17,370
Profit for the year	331,779	145,884	477,663

Total comprehensive income (loss) for the year	310,872	163,254	474,126

5             Financial risk management

5.1         Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other matters:

•         Decide on the increase in the hedge percentage levels, based on TAM strategic issues, and monitor the comparison between budgeted, TAM and market scenarios;

•         Manage and monitor the risk exposure;

•         Monitor the compliance with the financial risk;

•         Decide on the market risk exposure level;

•         Establish financial limits for all institutions authorized to carry out financial instruments derivatives transactions;

•           Monitor the performance of financial instruments derivatives transactions.

These derivatives are contracted in line with TAM's policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes ensuring that the rates in derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative financial instruments with speculative purposes.

5.1.1       Market risks

The Company is exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices, such variations can negatively affect its cash flow and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flows or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and requires that counterparts have investment grade credit rating as condition for entering into the transactions.

(a)           Risks relating to variations in the price of jet fuel

One of the most important financial risks of airlines if the volatility of fuel price. The aviation kerosene (QAV) price is linked to the variation of the oil quotation in the international market. The Company has entered into derivative transactions in order to economically financial instruments derivatives itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and minimum levels of 20% of the consumption projected for the first 12 months and 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that prove that the financial instruments derivatives of jet kerosene based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At December 31, 2010 all contracted financial instruments are over the counter.

The Company enters into derivative transactions only with counterparts, all counterparts are classified by the main risk rating agencies (Standard & Poors, Fitch and Moody’s) as minimum investment grade.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

As the consumed volume of kerosene is not fully protected by derivatives increases in the price of kerosene are not fully offset by adjustments of derivatives. In the same way, decreases in the price of kerosene will have a positive impact for the Company, considering that they will not be fully offset by changes in fair value of derivatives.

The aviation fuel consumed in 2010 and 2009 accounted for 33.2% and 28.7% of the cost of services provided by the Company (note 25).

  (b)   Restructuring of derivatives during 2010

In 2010, the Company made a new restructuring of certain of its derivatives, whose market value was R$ (220,961) million at December 31, 2010. The restructuring comprised (i) extending the maturity date of derivatives and the spreading the new maturities over a longer period, extending the term of derivatives, and (ii) reducing the exercise prices. With this action, the Company sought to extend the coverage period of financial instruments derivatives  transactions, adjusting its level of derivatives to the minimum levels required by the policy.

The coverage profile was then distributed over 2011 and 2012, including a small coverage in the first quarter of 2013. For the 12 months from December 31, 2010 the coverage comprises 25% of the anticipated consumption. The average strike price for transactions currently outstanding maturing in the same period is US$ 87 per barrel. For the following period of 12 months the coverage will be 15% with the average strike price US$ 93 per barrel. The restructuring of the derivatives which occurred in 2010 and 2009 represented a reduction of approximately US$ 75 million of expected disbursements (unaudited).

       Derivative financial instruments used as protection of changes in jet fuel prices were accounted for at fair value, with unrealized gains and losses recognized in the income statement. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value.

      (b.1)     Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

% of coverage anticipated for the next 12 months	25%	23%	47%	27%
Average strike price for outstanding derivatives	US$ 87/bbl	US$ 115/bbl	US$ 104/bbl	US$ 112/bbl
Market price of WTI	US$ 89/bbl	US$ 79/bbl	US$ 45/bbl	US$ 95/bbl

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity:

	2008	2009	2010	2011	2012	2013	Total

At December 31, 2010
Notional amount – thousands of barrels				3,985	2,710	150	6,845
Fair value, net – R$ thousand				(9,791)	(8,536)	(182)	(18,509)

At December 31, 2009
Notional amount – thousands of barrels			3,429	145			3,574
Fair value – R$ thousand			(214,673)	(6,288)			(220,961)

At December 31, 2008
Notional amount – thousands of barrels		7,200	800				8,000
Fair value – R$ thousand		(1,021,928)	(107,057)				(1,128,985)

December 31, 2007
Notional amount – thousands of barrels	5,500						5,500
Fair value – R$ thousand	62,155						62,155

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

TAM only contracts derivatives with counterpartiess which have an investment grade rating issued by S&P, Moody’s or Fitch. The distribution of fair values by credit rating of counterparties is as follows:

Counterparts with external credit rating (Standard&Price, Moody´s or Fitch)	Trading place	2010 Fair value of derivatives

AAA*	Over the counter	(23,342)
AA+, AA or AA-*	Over the counter	3,671
A+, A or A-*	Over the counter	274

		(19,397)

Fuel derivative asset – WTI		16,463
Fuel derivative liability - WTI		(34,972)

Fuel derivative, net - WTI		(18,509)
Foreign exchange derivatives – see (c ) bellow		(888)

(*) The ratings can be expressed both on the global scale and in local currency. Each agency has a slightly different way to present rating; the table above unifies the presentations in that what we believe is the most well known rating international scale.

(c)           Exchange rate risk

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to financial instruments derivatives against a possible appreciation or depreciation of the Real against the U.S. dollar.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below:

	2008	2009	2010	2011	2012

At December 31, 2010
Notional amount – US$ (thousand)					31,000
Fair value – R$ (note 4.4)					(888)

At December 31, 2009
Notional amount – US$ (thousand)			31,240
Fair value – R$			(21,054)

At December 31, 2007
Notional amount – US$ (thousand)	35,500
Fair value – R$	812

(d)           Interest rate risk

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI - Certificate of Deposit Intermediate.

The Company does not have financial instruments to hedge its cash flows against fluctuations in interest rates.

(e)           Sensitivity analysis

The Company shall provide a sensitivity analysis of the financial instruments, that demonstrates the impact of changes in financial instruments on the Company’s result and its shareholders’equity by considering:

•       Increase and decrease of 10 percentage points  in fuel prices, by keeping constant all the  other variables;

  Increase and decrease of 10 percentage points in dollar exchange rate, with all other variables remaining steady; and

•         Increase and decrease of one percentage point in interest rate, skeeping constant all the other variables.

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 10.4 million / US$ 11.5 million (equivalent to R$ 17.4 million / R$ 19.1 million at December 31, 2010) in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income; in terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed over 2011 until 2013.

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been approximately R$ 535 million / R$ 535 million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR:

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates at December 31, 2010 would increase its aircraft rental and interest expense in 2010 by approximately US$ 26 million (equivalent to R$ 43 million).

A hypothetical 100 basis point increase in domestic market (CDI) interest rates at December 31, 2010 would increase loan and financing interest expenses in 2010 by approximately R$ 9 million.

 5.2         Credit risk

Credit risk refers to the risk that a counterparty will not fulfill its contractual obligations, leading the Company to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held from financial institutions generated by financial investment operations.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

TAM only deals with financial institution counterparts which have a credit rating of at least BBB-(Baa3) issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, Management does not expect losses due to default of its counterparties and does not have significant exposure to any counterparty separately.

5.3          Liquidity risk

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

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At December 31, 2010
Finance lease obligations	684,006	1,279,397	1,140,715	2,315,571	5,419,689	(661,766)	4,757,923
Borrowings	617,525	8,297	2,199	7,228	635,249	(20,209)	615,040
Debentures	418,926	339,085	292,758	237,014	1,287,783	(310,862)	976,921
Senior notes	108,701	164,241	164,241	1,238,874	1,676,057	(667,000)	1,009,057
Refinanced taxes payable under Fiscal Recovery Program	31,156	73,724	146,360	887,023	1,138,263	(698,436)	439,827
Other (i)	989,195				989,195		989,195

At December 31, 2009
Finance lease obligations	616,179	1,238,520	1,575,462	1,801,641	5,231,802	(710,857)	4,520,945
Borrowings	466,687	33,039	3,625	6,991	510,342	(13,054)	497,288
Debentures	396,392	826,373	142,382		1,365,147	(253,683)	1,111,464
Senior notes	81,418	171,634	259,782	1,317,106	1,829,940	(790,215)	1,039,725
Refinanced taxes payable under Fiscal Recovery Program	23,947	54,644	102,114	529,055	709,760	(367,255)	342,505
Others (i)	738,589				738,589		738,589

At December 31, 2008
Finance lease obligations	961,373	1,764,576	1,751,910	3,751,912	8,229,771	(1,781,291)	6,448,480
Borrowings	239,402	228,621	8,310	12,468	488,801	(87,233)	401,568
Debentures	51,464	333,333	166,667		551,464	(22,922)	528,542
Senior notes	51,562	103,269	103,412	882,215	1,140,458	(430,022)	710,436
Others (i)	804,046				804,046		804,046

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At December 31, 2007
Finance lease obligations	456,065	821,927	800,005	1,781,126	3,859,123	(890,909)	2,968,214
Borrowings	944,414	237,340	35,601	10,217	1,227,572	(159,725)	1,067,847
Debentures	57,393	218,131	333,333		608,857	(76,698)	532,159
Senior notes	34,408	78,162	78,380	707,854	903,804	(365,338)	538,466
Other (i)	663,563				663,563		663,563

Derivative financial liabilities
At December 31, 2010
Fuel price risk	(19,686)	(15,286)			(34,972)		(34,972)
Exchange rate risk	(888)				(888)		(888)

At December 31, 2009
Fuel price risk	(214,673)	(6,288)			(220,961)		(220,961)
Exchange rate risk	(21,054)				(21,054)		(21,054)

At December 31, 2008
Fuel price risk	(1,021,928)	(107,057)			(1,128,985)		(1,128,985)

At December 31, 2007
Fuel price risk	(62,155)				(62,155)		(62,155)
Exchange rate risk	(812)				(812)		(812)

(i)   The amount is recorded under: Accounts payable and salaries and social charges.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

5.4          Fair value estimation and fair value hierarchy

The Company discloses the fair value of for financial instruments by level of the following fair value measurement hierarchy below:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 - information, other than quoted prices, included within Level 1 that are adopted by the market for the asset or liability, either directly (such, as prices) or indirectly (that is, derived from prices);

  Level 3 - inputs for assets or liabilities that are not based on the observable data in the market (such as unobservable inputs). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at December 31, 2010.

The table below presents the Company's financial instruments measured at fair value in the balance sheet:

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

	December 31, 2010			December 31, 2009			December 31, 2008			December 31, 2007
	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total

Financial assets at fair value through profit and loss
Brazilian government securities (1)	812,515		812,515	740,209		740,209	683,779		683,779	1,229,723		1,229,723
Corporate securities (2)		297,424	297,424		93,234	93,234		222,990	222,990		173,026	173,026
Bank deposit certificate – CDB (3)		34,199	34,199		46,696	46,696		11,164	11,164
Other bank deposits (3)		263,560	263,560		130,883	130,883		324,338	324,338		737,590	737,590

	812,515	595,183	1,407,698	740,209	270,813	1,011,022	683,779	558,492	1,242,271	1,229,723	910,616	2,140,339

Derivative financial assets
Fuel hedge – WTI (4)		16,463	16,463								62,967	62,967
		16,463	16,463								62,967	62,967

Derivative financial liabilities
Fuel hedge – WTI (4)		(34,972)	(34,972)		(220,961)	(220,961)		(1,128,985)	(1,128,985)
Foreign exchange derivatives (4)		(888)	(888)		(21,054)	(21,054)

		(35,860)	(35,860)		(242,015)	(242,015)		(1,128,985)	(1,128,985)

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during in the period ended December 31, 2010.

The financial instruments recognized at fair value are determined as follows:

Financial assets measured at fair value through profit and loss:

•         (1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available and correspond to transactions in an active market.

•         (2) Corporate securities – Corresponds, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flow using interest rates when actual transactions are not available.

•         (3) Certificates of deposits and other bank deposits - Fair value has been estimated by discounting estimated cash flows using as input interest market rates.

•         (4) Derivative financial instruments not traded in an exchange, for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

5.5          Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

Capital is managed by means of a leverage ratio. The Company’s capital structure is made up of its net indebtedness, defined as the total of loans, debentures and lease agreements (finance and operating), net of cash and cash equivalents and other short-term financial assets, and of the capital that is defined as the total net equity of shareholders and net indebtedness.

The Company is not subject to any externally imposed capital requirements.

We define total capital as the total of shareholders’ equity and net debt as defined above:

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Cash and cash equivalents (Note7)	(1,012,220)	(1,075,172)	(671,785)	(466,538)
Financial assets at fair value through profit and loss (Note 8)	(1,407,698)	(1,011,022)	(1,242,271)	(2,140,339)
Borrowings (Note 17.3)	615,040	497,288	401,568	1,067,847
Debentures and senior notes	1,985,978	2,151,189	1,238,978	1,070,625
Operating lease commitments (Note 33 (a))	1,120,697	1,512,986	2,479,786	1,843,358
Finance lease obligations (Note 17.1)	4,757,923	4,520,945	6,448,480	2,968,214

Net debt (1)	6,059,720	6,596,214	8,654,756	4,343,167

Total equity	2,627,391	1,294,036	293,500	1,908,780

Total capital (2)	8,687,111	7,890,250	8, 948,256	6,251,947

Leverage ratio (1) / (2)	69.8%	83.6%	96.7%	69.4%

The decrease in the leverage ratio during the period ended December 31, 2010 resulted from proceeds from: (a) the increase in equity resulting from profit for the period, and (b) the increase in equity resulting from issuance of shares of Multiplus and (c) from capital increase due to the acquisition of TAM Milor. Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2011 fiscal year.

6             Financial instruments by category

Assets, per balance sheet

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			16,463	16,463
Financial assets at fair value through profit and loss		1,407,698		1,407,698
Accounts receivable and other receivables excluding pre-payments (*)	1,556,781			1,556,781
Fianncial assets – bank deposits	50,280			50,280
Cash and cash equivalents	1,012,220			1,012,220

Total	2,619,281	1,407,698	16,463	4,043,442

	December 31, 2009
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		1,011,022	1,011,022
Accounts receivable and other receivables excluding pre-payments (*)	1,121,979		1,121,979
Cash and cash equivalents	1,075,172		1,075,172

Total	2,197,151	1,011,022	3,208,173

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

	December 31, 2008
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		1,242,271	1,242,271
Accounts receivable and other receivables excluding pre-payments (*)	1,157,239		1,157,239
Cash and cash equivalents	671,785		671,785

Total	1,829,024	1,242,271	3,071,295

	December 31, 2007
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		2,140,339	2,140,339
Accounts receivable and other receivables excluding pre-payments (*)	937,928		937,928
Cash and cash equivalents	466,538		466,538

Total	1,404,466	2,140,339	3,544,805

Liabilities, per balance sheet

			December 31, 2010
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	4.757.923		4.757.923
Senior notes	1.009.057		1.009.057
Borrowings	615.040		615.040
Debentures	976.921		976.921
Derivative financial instruments		35,860	35,860
Accounts payable and other obligations, excluding statutory liabilitites	989,195		989,195

Total	8,348,136	35,860	8,383,996

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

			December 31, 2009
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	4,520,945		4,520,945
Senior notes	1,039,725		1,039,725
Borrowings	497,288		497,288
Debentures	1,111,464		1,111,464
Derivative financial instruments		242,015	242,015
Accounts payable and other obligations, excluding statutory liabilitites	738,589		738,589

Total	7,908,011	242,015	8,150,026

			December 31, 2008
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	6,448,480		6,448,480
Senior notes	710,436		710,436
Borrowings	401,568		401,568
Debentures	528,542		528,542
Derivative financial instruments		1,128,985	1,128,985
Accounts payable and other obligations, excluding statutory liabilities	804,046		804,046

Total	8,893,072	1,128,985	10,022,057

			December 31, 2007
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	2,968,214		2,968,214
Senior notes	538,466		538,466
Borrowings	1,067,847		1,067,847
Debentures	532,159		532,159
Derivative financial instruments		62,967	62,967
Accounts payable and other obligations, excluding statutory liabilities	663,563		663,563

Total	5,770,249	62,967	5,833,216

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

7             Cash and cash equivalents

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Cash and bank accounts	279,280	123,387	105,251	134,873
Short-term deposits	732,940	951,785	566,534	331,665

Total	1,012,220	1,075,172	671,785	466,538

At December 31, 2010, 2009, 2008 and  2009 no amounts have been used as part of overdraft facilities.

8          Financial assets at fair value through profit and loss

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
In local currency
Exclusive investment fund
Brazilian government securities	812,515	740,209	683,779	1,229,723
Corporate securities	297,424	93,234	222,990	173,026
Others	8,839	32	1,246	40,570
Austrian government note			84,124	79,082
Bank deposit certificates - CDB	34,199	46,696	11,164

	1,152,977	880,171	1,003,303	1,522,401

In foreign currency
Dual curreny bonds			221,518	617,938
Other bank deposits	254,721	130,851	17,450

	254,721	130,851	238,968	617,938

	1,407,698	1,011,022	1,242,271	2,140,339

All financial investments are measured at their fair value through profit and loss and held for trading purposes.

Management of marketable securities in the domestic market is primarily performed via exclusive investment funds. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. The average return on these funds in this quarter was 9.87% per annum for the period ended December 31, 2010 (2009 - 10.04% per annum, 2008 – 11.33 % per annum and 2007 – 11.77% per annum).

Investments in international markets essentially are comprised by time deposits, notes and overnight transactions, in US dollar, with first tier banks with which the Company maintains business relationships. At December 31, 2010 the annual return contracted on these investments was 0.84% (2009 - 0.37%, 2008 – (4.89)% and 2007 – 11.82%).

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

9             Trade accounts receivable

(a)           Breakdown of balances

	December 31, 2010				December 31, 2009		December 31, 2008		December 31, 2007
	Domestic	International	Total	%	Total	%	Total	%	Total	%

Credit cards	970,890	68,686	1,039,576	62.9	767,581	63.8	701,013	56.9	575,039	58.2
Travel agents	194,354	69,307	263,661	15.9	225,590	18.8	273,939	22.2	239,747	24,3
Partners – Loyalty Program - Multiplus	80,510	581	81,091	4.8	51,742	4.3	59,507	4.8	23,421	2,4
On current account	76,049	608	76,657	4.6	46,016	3.8	39,687	3.2	36,561	3,7
Cargo	5,492	48,228	53,720	3.2	61,198	5.1	79,973	6.5	52,810	5,3
Other	121,532	18,866	140,397	8.5	50,261	4.2	77,796	6.4	60,590	6,1

Total	1,448,826	206,276	1,655,102	100.0	1,202,388	100.0	1,231,915	100.0	988,168	100.0

Provision for impairment	(68,656)	(29,665)	(98,321)		(80,409)		(74,676)		(50,240)

Total	1,380,170	176,611	1,556,781		1,121,979		1,157,239		937,928

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

Trade accounts receivable are maintained in the following currencies:

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Reais	1,448,826	1,038,906	1,124,478	841,269
US dollars	26,187	57,638	42,487	20,875
Euros	81,028	81,473	40,344	48,818
Pounds sterling	14,187	11,308	12,850
Others	84,874	13,063	11,756	77,206

	1,655,102	1,202,388	1,231,915	988,168

(b)                Aging list – Receivables by due date

Breakdown
	December 31, 2010%		December 31, 2009%		December 31, 2008%		December 31, 2007%

Not yet due	1,329,848	80.3	1,063,035	88.4	1,119,068	90.9	892,581	90.3
Overdue
Up to 60 days	101,616	6.2	29,493	2.5	20,651	1.7	20,663	2.1
From 61 to 90 days	61,418	3.7	5,740	0.5	3,796	0.3	11,582	1.2
From 91 to 180 days	25,032	1.5	10,321	0.9	2,482	0.2	7,056	0.7
From 181 to 360 days	19,515	1.2	12,093	1.0	27,572	2.2	10,332	1.0
Over 360 days	117,673	7.1	81,706	6.7	58,346	4.7	45,954	4.7

	1,655,102	100.0	1,202,388	100.0	1,231,915	100.0	988,168	100.0

(c)           Provision for impairment of trade receivables

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Balance at the beginning of the year	80,409	74,676	50,240	38,387

Charge for the period	30,799	10,398	25,047	12,399
Amounts reversed	(12,887)	(4,665)	(611)	(546)

Balance at the end of the year	98,321	80,409	74,676	50,240

The additions and recovery of accrued receivables were included in "Cost of services rendered" in the statement of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

                Based on the types of receivables and the related risk, Management understands that there is only one class of receivables.

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

10            Inventories

           Breakdown

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Spare parts and materials for repairs and maintenance	188,726	175,155	149,062	94,966
Other inventories (*)	10,034	19,937	20,360	5,219

Total	198,760	195,092	169,422	100,185

(*) “Other inventories” is mainly composed of uniforms, stationery and catering items.

11                 Derivative Financial Instruments

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Assets
West Texas Intermediate crude oil derivatives
Swaps				55,096
Seagulls	10,620			7,059
Collar	5,843

	16,463			62,155

Foreign currency forwards
Swaps				812

	16,463			62,967

Current	(9,895)			(62,967)

Non-current	6,568

Liabilities
West Texas Intermediate crude oil derivatives
Forwards			351,343
Swaps		138,208	517,696
Seagulls	34,090	52,974	224,902
Collar	882	29,779	35,044
	34,972	220,961	1,128,985
Foreign currency forwards
Swaps	888	21,054

	35,860	242,015	1,128,985

Current	(20,574)	(235,727)	(1,021,928)

Non-current	15,286	6,288	107,057

The derivative financial instruments included above are described in Note 5.1.1 (b.1).

12                Deposits in guarantee

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars and accrue interest based on LIBOR plus a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At December 31, 2010 the balance of deposits was R$ 51,778 (2009 – R$ 59,520, 2008 – R$ 116,135 and 2007 – R$ 161,488) corresponding to US$ 31,076 (2009 - US$ 34,185, 2008 – US$ 49,694 and 2007 – US$ 91,169).

13           Deferred Income Tax and Social Contribution

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against tax debts and provided that they refer to the same tax authority.

The movement in deferred income tax and social contribution assets and liabilities during the period ended December 31, 2010, 2009, 2008 and 2007 without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

Deferred income tax and social contribution asset	December 31, 2007	Charged/(credited) to the income statement	December 31, 2008	Charged/(credited) to the income statement	December 31, 2009	Charged/(credited) to the income statement	December 31, 2010

Income tax loss carry forwards	3,556	7,136	10,692	71,726	82,418	(20,130)	62,288
Social contribution carry forwards	2,507	2,570	5,077	37,561	42,638	(20,090)	22,548
Temporary differences:
Provision for derivatives loss		383,855	383,855	(318,853)	65,002	(58,906)	6,096
Provision for contingencies	134,121	53,386	187,507	16,428	203,935	(109,927)	94,008
Allowance for losses on inventories and receivables accounts	74,092	(36,584)	37,508	(14,021)	23,487	15,678	39,165
Deferred income from sale and leaseback transaction	61,039	(10,909)	50,130	(10,909)	39,221	(10,909)	28,312
TAM loyalty program	129,793	26,860	156,653	46,831	203,484	(137,476)	66,008
Finance leases	(344,665)	397,370	52,705	(483,094)	(430,389)	(2,496)	(432,885)
Others	(4,840)	9,772	4,932	8,639	13,571	35,225	48,796

Total deferred income tax and social contribution asset (liability)	55,603	829,885	889,059	(645,692)	243,367	(309,031)	(65,664)

Deferred income tax and social contribution liability

Total deferred income tax and social contribution liability – property, plant and equipment	(50,861)	1,245	(49,616)	125	(49,491)	3,977	(45,514)

Total deferred income tax and social contribution	4,751	831,130	839,443	(645,567)	193,876	(305,054)	(111,178)

Deferred income tax and social contribution – intangible assets on acquisition of Pantanal							(38,262)

Total deferred income tax and social contribution							(149,440)

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

	December 31, 2008	December 31, 2009	December 31, 2010

Deferred income tax and social contribution expected to be recovered within 12 months – Netted	58,761	35,659	(65,714)
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	780,681	158,217	(45,464)

Total deferred income tax and social contribution	839,443	193,876	(111,178)

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards do not expire.

At December 31, 2010, no deferred tax assets were recognized on the tax losses of foreign subsidiaries in the amount of R$ 66,183 (2009 – R$ 38,655, 2008 – 11,328).

Deferred income tax and social contribution are presented at their net amounts as if the entire reported amount corresponded to a single legal entity.

 14                  Prepaid aircraft maintenance

Prepaid aircraft maintenance reserves are guarantees to the lessor of the aircraft and/or engines that when the aircraft/engine is returned it can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, in maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner.

At December 31, 2010, amounts maintained into maintenance reserves, are R$ 410,306 (2009 – R$ 408,628, 2008 – R$ 383,593 and 2007 – R$ 119,633).

TAM S.A.

Notes to the consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

15           Property, Plant and Equipment

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total
Net book amount January 01, 2007 – adjusted (*)	3,284,610	207,467	55,522	33,049	43,406	383,165	33,546	4,040,765

Cost	4,524,897	219,930	98,158	64,303	43,406	383,165	83,917	5,417,776
Accumulated depreciation	(1,240,287)	(12,463)	(42,636)	(31,254)			(50,371)	(1,377,011)

Net book amount January 01, 2007 – adjusted (*)	3,284,610	207,467	55,522	33,049	43,406	383,165	33,546	4,040,765

Additions (v)	1,405,670		13,112	14,988	16,322	924,375	35,609	2,410,076
Reclassification	(83,951)							(83,951)
Transfer of pre-delivery payments (v)						(313,964)		(313,964)
Disposals/write-offs	(23,379)	(13,816)	(2,617)	(3,225)	(78)		(1,734)	(44,849)
Capitalized interest						30,721		30,721
Depreciation	(220,929)	(4,876)	(18,004)	(6,525)	(7,305)			(257,639)

Net book amount December 31, 2008 – adjusted (*)	4,362,021	188,775	48,013	38,287	59,650	1,024,297	60,116	5,781,159

Cost	5,823,237	206,114	108,653	76,066	59,650	1,024,297	117,792	7,415,809
Accumulated depreciation	(1,461,216)	(17,339)	(60,640)	(37,779)			(57,676)	(1,634,650)

Net book amount	4,362,021	188,775	48,013	38,287	59,650	1,024,297	60,116	5,781,159

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total
Net book amount January 01, 2008 – adjusted (*)	4,362,021	188,775	48,013	38,287	59,650	1,024,297	60,116	5,781,159

Cost	5,823,237	206,114	108,653	76,066	59,650	1,024,297	117,792	7,415,809
Accumulated depreciation	(1,461,216)	(17,339)	(60,640)	(37,779)			(57,676)	(1,634,650)

Net book amount January 01, 2008 – adjusted (*)	4,362,021	188,775	48,013	38,287	59,650	1,024,297	60,116	5,781,159

Additions (v)	3,228,970	6,631	31,408	39,005	26,402	401,653	42,530	3,776,599
Reclassification	(16,322)	49,790			(49,790)			(16,322)
Transfer of pre-delivery payments (v)						(1,046,110)		(1,046,110)
Disposals/write-offs	(3,553)			(4,582)	(56)	(8,838)		(17,029)
Capitalized interest						46,384		46,384
Depreciation	(370,074)	(17,044)	(20,739)	(8,713)			(10,760)	(427,330)

Net book amount December 31, 2008 – adjusted (*)	7,201,042	228,152	58,682	63,997	36,206	426,224	83,048	8,097,351

Cost	9,032,153	262,535	140,061	110,489	36,206	426,224	151,484	10,159,152
Accumulated depreciation	(1,831,111)	(34,383)	(81,379)	(46,492)			(68,436)	(2,061,801)

Net book amount	7,201,042	228,152	58,682	63,997	36,206	426,224	83,048	8,097,351

(*) See note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total
Net book amount January 01, 2009 – adjusted (*)	7,201,042	228,152	58,682	63,997	36,206	426,224	83,048	8,097,351

Cost	9,032,153	262,535	140,061	110,489	36,206	426,224	151,484	10,159,152
Accumulated depreciation	(1,831,111)	(34,383)	(81,379)	(46,492)			(68,436)	(2,061,801)

Net book amount January 01, 2009 – adjusted (*)	7,201,042	228,152	58,682	63,997	36,206	426,224	83,048	8,097,351

Additions (v)	462,966	2,488	10,219	25,953	5,973	172,185	39,149	718,933
Transfers	30,025				(30,025)
Transfer of pre-delivery payments (v)						(138,287)		(138,287)
Disposals/write-offs	(7,947)	(5,164)	(453)	(883)			(365)	(14,812)
Capitalized interest						30,557		30,557
Depreciation	(506,622)	(5,506)	(20,702)	(11,346)			(15,538)	(559,714)

Net book amount December 31, 2009 – adjusted (*)	7,179,464	219,970	47,746	77,721	12,154	490,679	106,294	8,134,028

Cost	9,517,197	259,859	149,827	135,559	12,154	490,679	190,268	10,755,543
Accumulated depreciation	(2,337,733)	(39,889)	(102,081)	(57,838)			(83,974)	(2,621,515)

Net book amount	7,179,464	219,970	47,746	77,721	12,154	490,679	106,294	8,134,028

(*) See note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total

Net book amount January1, 2010 – adjusted (*)	7,179,464	219,970	47,746	77,721	12,154	490,679	106,294	8,134,028

Acquired on acquisition of Pantanal at fair value (vi)	13,208		90	71			612	13,981
Transfers of pre-delivery payments (v)	155,577					(306,066)	3	(150,486)
Additions (v)	1,038,528	3,296	3,748	9,385	3,969	282,815	14,899	1,356,640
Transfers				(8,628)	(5)		8,633
Disposals/write-offs	(2,241)	(8,633)	(996)	(522)			(277)	(12,669)
Capitalized interest /other		50	(4)	8	3	9,086		9,143
Depreciation	(584,088)	(5,012)	(18,853)	(11,779)			(19,055)	(638,787)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

At December 31, 2010
Cost	10,722,269	254,572	152,665	135,873	16,121	476,514	214,138	11,966,415
Accumulated depreciation	(2,921,821)	(44,901)	(120,934)	(69,617)			(103,029)	(3,260,302)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

(*) See note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(i)  Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, according to IAS 17 - Leases. As of December 31, 2010 TAM has 79 aircraft under finance leases (2009 – 66 aircraft, 2008 – 64 aircraft and 2007 – 47 aircraft).

During the year ended December 31, 2010, the Company received 14 aircraft. Twelve aircraft lease were classified as finance leases and one A320 aircraft and one A319 aircraft were classified as operational leases.

(ii)   Mainly composed by improvements carried out at the São Carlos Technology Center.

  (iii) Amounts disbursed from the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund of prepaid amounts upon the delivery of aircraft by manufacturers is probable. Note 2.12 (a).

(vi)  Basically furniture and vehicles.

(v)   Transfers occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

(vi)   Refers to the initial balance of Pantanal. The movements after the date of acquisition are included in the corresponding line items.

The Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110,499 (2009 – R$ 110,499, 2008 – R$ 110,499 and 2007 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

As described in note 2.12, the Company adopts the policy of reviewing the estimated useful life of property, plant and equipment items annually at the end of each year. The Company analyzed the remaining economic useful life of property, plant and equipment items. As a consequence of the review of this accounting estimate that was intended to realign the useful life and the residual value of assets and, consequently, the remaining depreciation to the residual life of assets, an impact was recorded as a credit to the 2010 depreciation result, in the comparison with the depreciation recorded in the prior period, of R$ 346.

The depreciation expense is recorded in the statement of income within Operating expenses as follows:

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Cost of services rendered	554,127	480,232	376,709	228,583
Selling expenses	1,344	1,262	838	1,443
General and administrative expenses	83,316	78,220	49,783	27,613

	638,787	559,714	427,330	257,639

(*) See note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

16           Intangible Assets

	IT Projects (i)	Software	Other intangibles (ii)	License – Slots (iii)	Trademarks and patents (iv)	Goodwill (v)	Total

At January 1, 2007

Cost
Accumulated amortization

Net book amount

At December 31, 2007

Additions	22,723	14,348					34,248
Write-off
Amortization		(2,823)					(2,823)

Net book amount	22,723	14,348					34,248

At January 1, 2008	22,723	14,348					34,248

Cost	22,723	14,348					37,071
Accumulated amortization		(2,823)					(2,823)

Net book amount	22,723	14,348					34,248

At December 31, 2008

Additions	80,044	23,527	29,897				133,468
Write-off	(431)	(278)					(709)
Amortization		(14,915)					(14,915)

Net book amount	102,336	19,859	29,897				152,092

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	IT Projects (i)	Software	Other intangibles (ii)	License – Slots (iii)	Trademarks and patents (iv)	Goodwill (iii)	Total

At January 1, 2009	102,336	19,859	29,897				152,092

Cost	102,336	37,597	29,897				169,830
Accumulated amortization		(17,738)					(17,738)

Net book amount	102,336	19,859	29,897				152,092

At December 31, 2009
Additions	115,777	18,287	1,232				135,296
Write-off	(3,015)						(3,015)
Amortization	(28,232)	(14,440)					(42,672)

Net book amount	186,866	23,706	31,129				241,701

At January 1, 2010

Cost	215,098	55,884	31,129				302,111
Accumulated amortization	(28,232)	(32,178)					(60,410)

Net book amount	186,866	23,706	31,129				241,701

At December 31, 2010
Additions	118,187	3,155	16,555	124,927	168,312	38,262	469,398
Write-off	(7,831)						(7,831)
Transfers	349	(349)
Amortization	(40,484)	(20,498)					(60,982)

Net book amount	257,087	6,014	47,684	124,927	168,312	38,262	642,286

At December 31, 2010
Cost	325,803	58,690	47,684	124,927	168,312	38,262	763,678
Accumulated amortization	(68,716)	(52,676)					(121,392)

Net book amount	257,087	6,014	47,684	124,927	168,312	38,262	642,286

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

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

(iii)  See “Acquisition Pantanal”.

(iv)  See “Acquisition TAM Milor”

The amortization expense is recorded in the statement of income within operating expenses as follows:

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Cost of services rendered	59,560	41,677	672
Selling expenses	317	222	235
General and administrative expenses	1,105	773	14,008	2,823

	60,982	42,672	14,915	2,823

(i) Impairment test

Upon the acquisition of Pantanal, the Company identified as intangible asset with indefinite useful life airport slots.   Due to the nature of this asset, the Company conducted an impairment test of those intangible assets and of goodwill and did not identify changes in the initial assumptions, not resulting in adjustments to the recognized amount.

We considered for impairment calculation the value in use and discounted cash flows projections based on EBIT (Earnings before Interest and Tax) projected for Pantanal for the next 5 years, and from the sixth year based on perpetuity.

Key assumptions used for projection were: growth limited to the load factor (occupancy rate) of 72.5%, (b) discount rate of 13.4% p.a. determined by the Company (Weighted Average Cost of Capital – WACC) and (c) perpetuity for projected cash flows from the sixth year on.

17         Financial Liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Fair value				Carrying value
	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Current
Finance lease obligations	567,419	497,147	680,440	298,478	567,419	497,147	680,440	298,478
Senior notes	25,477	12,064	4,372	6,041	24,350	13,040	9,336	7,076
Borrowings	581,323	523,989	202,172	891,346	600,382	458,602	191,835	860,273
Debentures	399,604	281,738	27,601	32,419	379,942	275,896	28,542	32,159

	1,573,823	1,314,938	914,585	1,228,284	1,572,093	1,244,685	910,153	1,197,986

Non-current
Finance lease obligations	4,190,502	4,023,798	5,768,040	2,669,736	4,190,504	4,023,798	5,768,040	2,669,736
Senior notes	1,030,287	949,846	328,335	453,694	984,707	1,026,685	701,100	531,390
Borrowings	14,193	44,202	221,034	214,043	14,658	38,686	209,733	207,574
Debentures	627,873	853,256	483,517	504,043	596,979	835,568	500,000	500,000

	5,862,855	5,871,102	6,800,926	3,841,516	5,786,848	5,924,737	7,178,873	3,908,700

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

17.1        Finance lease obligations

	Monthly payments expiring	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Local currency
IT equipment	2012	21,261	34,832	27,551

Foreign currency –
Aircraft	2022	4,596,119	4,319,859	6,176,550	2,894,317
Engines	2017	136,601	160,657	244,379	41,409
Machinery and equipment	2012	3,942	5,597		32,488

		4,757,923	4,520,945	6,448,480	2,968,214

Current		(567,419)	(497,147)	(680,440)	(298,478)

Non-current		4,190,504	4,023,798	5,768,040	2,669,736

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2008

No later than one year	684,008	616,179	961,373	456,065
Later than one year and no later than five years	2,420,112	2,813,982	3,516,486	1,621,932
Later than five years	2,315,571	1,801,641	3,751,912	1,781,126
Effect of discounting	(661,768)	(710,857)	(1,781,291)	(890,909)

	4,757,923	4,520,945	6,448,480	2,968,214

At December 31, 2010, the Company through its subsidiaries TLA, Mercosur and Pantanal, has 79 aircraft (2009 – 66 aircraft, 2008 – 64 aircraft and 2007 – 47 aircraft) under finance leases.

17.2         Senior Notes

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

TAM Capital, Inc. (i)	499,380	520,681	710,436	538,466
TAM Capital 2, Inc. (ii)	509,677	519,044

	1,009,057	1,039,725	710,436	538,466

Current	(24,350)	(13,040)	(9,336)	(7,076)

Non-current	984,707	1,026,685	701,100	531,390

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(i)     On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)     On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015 and at specified redemption dates thereafter. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

17.3        Borrowings

(a)         Balance composition

	Guarantee	Interest rate (effective rates for 2010 and 2009)	Payment term and the year of last payment	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Local currency
FINEM – Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p,a. and 10.8%p.a.)	Monthly until 2011	13,704	28,655	43,554	58,040
FINEM –Sub credit B (ii)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. 10.5% p.a.)	Monthly until 2012	2,026	4,023	7,984	8,149
Compor	No guarantee	100% p.a 101.5% of the CDI (12.8% p. a and 11.3% p.a)	Monthly until 2008				223,573
Others			Monthly until 2013	3,640	6,533	9,261	7,561

				19,370	39,211	60,799	297,323
Foreign currency
FINIMP (iii)	Promissory notes from a minimum of US$ 1,338 thousand to a maximum at US$ 32,605 thousand	Annual LIBOR + 1.05% p.a. to 6.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annual until 2011	506,913	284,760	167,289	84,883
International Finance Corporation – IFC (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR 1.6% p.a.(1.1% p.a. and 3.0% p.a.)	Half-yearly until 2010		7,247	28,900	51,414
International Finance Corporation – IFC (Working capital) (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	7,272	12,476	23,493
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	8,921	9,898	14,013	11,137
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 2.65% p.	Monthly until 2011	68,649		107,074	621,734
Others (vii)				3,915	3,826		1,356

				595,670	458,077	340,769	770,524

				615,040	497,288	401,568	1,067,847

Current				(600,382)	(458,602)	(191,835)	(860,273)

Non -current				14,658	38,686	209,733	207,574

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate,

Non-current maturities are as follows:

Year	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

2009				119,523
2010			60,573	56,015
2011		24,791	132,559	22,950
2012	6,027	5,697	5,531	2,486
2013	1,068	860	1,221	660
2014	696	727	976	1,012
2015	739			4,928
After 2015	6,128	6,611	8,873

	14,658	38,686	209,733	207,574

(b)  Description of the loans and financings:

   (i)       Loan obtained in order to finance the investment plan of 2004 and  2005 focused on expanding the São Carlos technological center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)       TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into to 2006, with Unibanco – União de Bancos Brasileiros, Banco Bradesco S.A. and Banco do Brasil S.A.

 (iii)   TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil, Santander, Itaú and Bradesco have maturities through December 2011.

(iv)    On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) to Airbus aircraft.

(v)       Debt resulting from, renegotiation of a contact for airplanes and parts between TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)      On December 28, 2007, TLA entered into a loan agreement of loan with Banco BNP Paribas to finance up to US$ 117.1 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vii)   Contract for acquisition of IT equipment software and related services.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

17.4        Debentures

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

TAM S.A. (i)	347,800	517,306	528,542	523,147
TAM Linhas Aéreas S.A. (ii)	629,121	594,158		9,012

	976,921	1,111,464	528,542	532,159

Current	(379,942)	(275,896)	(28,542)	(32,159)

Non-current	596,979	835,568	500,000	500,000

Non-current maturities are as follows:

Year	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
2010			166,667	166,667
2011		349,057	166,667	166,667
2012	98,092	349,162	166,666	166,666
2013	98,887	137,349
2014	100,000
2015	100,000
After 2015	200,000

	596,979	835,568	500,000	500,000

(i)    TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at the rate equivalent of 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At December 31, 2010 the effective interest rate was 10.19% (2009 – 10.32%, 2008 – 14.29% and 2007 – 11.7%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements, the coverage ratio of the company's debt has increased. It should be noted that this ratio has breached in the fiscal year ended December 31, 2010, failing to reach the limit now agreed. In this sense these debentures would be subject to early maturity, athough this not automatic as this is subject to the completion and approval at a General Meeting of Debenture holders.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Due to the issuer's failure to comply with a debt coverage ratio of at least 130%, a debenture holders’ meeting was held on February 7, 2011. The issuer proposed authorizing the trustee not to proceed with the accelerated maturity and this proposal was approved solely for the year ended December 31, 2010. In connection with this waiver of accelerated maturity, the issuer agreed to pay a waiver award to debenture holders, equivalent to 1.70% of the unit price at the payment date. This waiver award was paid on March 1, 2011. Therefore, at the Company's balance sheet reporting date, it is not in default of its obligations under the indenture for these debentures. Additionally, the Company evaluated its other financing agreements, including leases, and concluded that there is no other funding that should be reclassified as current liabilities.

In compliance with the IFRS, the Company reclassified the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166,376.

(ii)   TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 to January 24, 2012. The cost of this renegotiation was R$ 3,000.

Payment of interest has been modified from monthly payments to semiannual payment, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.2%), calculated and published by CETIP (The custodian and liquidation agent). The effective interest rate was 12.09% p.a for period ended December 31, 2010 (2009 –12.5%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

18           Deferred Income

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Advance ticket sales	942,167	1,008,308	819,780	807,101
TAM loyalty program (i)	825,265	656,266	507,708	420,656
Sale and leaseback – deferred gains (ii)	100,169	133,916	147,441	179,526

	1,867,601	1,798,490	1,474,929	1,407,283

Current	(1,801,181)	(1,698,321)	(1,105,719)	(1,049,514)

Non-current	66,420	100,169	369,210	357,769

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(i) As from January 1, 2010, the subsidiary Multiplus assumed the exclusive management of TAM Loyalty Program. The deferred revenue of TAM Loyalty Program is recorded based on the number of outstanding points and a historical average rate for non redemption of points (breakage) in the last 12 months.

(ii) The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the income statement on a straight-line basis through to 2013.

19           Other Liabilities

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Reorganization of Fokker 100 Fleet (i)	13,860	24,154	51,186	53,024
Maintenance provision – “Power by the hour”	252,534	164,255	142,421	75,179
Other liabilities	106,736	109,233	238,477	187,839

	373,130	297,642	432,084	316,042

Current	(135,658)	(123,696)	(149,091)	(130,765)

Non-current	237,472	173,946	282,993	185,277

(i) Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the reschedule of overdue installments for an original amount of R$ 49,599.

On December 31, 2010, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 13,860 (December 31, 2009 – R$ 24,154, 2008 – R$ 51,186 and 2007 – R$ 53,024) equivalent to US$ 8,318 thousand (December 31, 2009 – US$ 13,871 thousand, 2009 – US$ 21,903 thousand and 2007 – US$ 29,935 thousand ).

20           Provisions

(a)    Changes in the reserve for contingencies

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at December 31, 2010, the value of provisions and the corresponding judicial deposits recognized were as follows:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	December 31, 2007	Additional Provisions (Deposits)	(Reversals)	Payments	Financial charges	December 31, 2008

Pis and Cofins	396,532	4,722	(33,744)		24,640	392,150
Additional tariff (i)	323,691	63,832			32,815	420,338
Airline staff fund (ii)	71,552	21,718			7,150	100,420
Labor contingencies	12,811	18,253	(2,089)	(5,517)	742	24,180
Civil litigation	22,658	49,300		(9,130)	694	57,412
Other tax contingencies	17,469	15,137	(1,592)	(210)	1,314	38,228
Total	844,713	172,942	(37,425)	(14,857)	67,355	1,032,728

(-) Judicial deposits	(75,017)	(38,928)	25,588	5,750	(2,321)	(84,928)

Total	769,696	134,014	(11,837)	(9,107)	65,034	947,800

	December 31, 2008	Additional Provisions (Deposits)	(Reversals)	Payments	Financial charges	REFIS (Note 24)	December 31, 2009

Pis and Cofins	392,150		(70,812)		21,167	(342,505)
Additional tariff (i)	420,338	55,062			40,063		515,463
Airline staff fund (ii)	100,420	24,448			10,221		135,089
Labor contingencies	24,180	3,564		(9,068)			18,676
Civil litigation	57,412	21,231		(11,115)	(149)		67,379
Other tax contingencies	38,228	1,721		(799)	1,072		40,222
Total	1,032,728	106,026	(70,812)	(20,982)	72,374	(342,505)	776,829

(-) Judicial deposits	(84,928)	(28,408)		3,066	14		(110,256)

Total	947,800	77,618	(70,812)	(17,916)	72,388	(342,505)	666,573

	December 31, 2009	Recognized on acquisition of Pantanal	Additional Provisions (Deposits)	(Reversals)	Financial charges	December 31, 2010

Additional tariff (i)	515,463		39,895	(585,914)	30,556
Airline staff fund (ii)	135,089		28,473		10,664	174,226
Labor contingencies	18,676	1,200	1,087	(33)		20,930
Civil litigation	67,379		18,892			86,271
Other tax contingencies	40,222	9,190	7,713	(10,119)	1,125	48,131
Total	776,829	10,390	96,060	(596,066)	42,345	329,558

(-) Judicial deposits	(110,256)	(267)	(14,768)	4		(125,287)

Total	666,573	10,123	81,292	(596,062)	42,345	204,271

(b)      Summary of the main reserve for contingencies

(i)     Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order. In September 2010, the Supremo Tribunal de Justiça (Superior Court of Justice) confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% on the air fare for all tickets sold by the regular domestic airlines.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

         In the light of such event, the Company reversed the accounting provision thereof on R$ 585,914 (R$ 439,437 net of income tax), related to the period from June 2001 up to August 2010. The reversal has been recognized in the statement of income in the following line items and for the following amounts:

December 31, 2010

Revenue - Sales taxes and other deductions	39,895
Operating expenses - General and administrative expenses (note 29)	364,854
Finance costs	181,166
Deferred income tax	(146,478)

439,437

(ii)  Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that Management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision at that date was required. The estimated amounts are as follows:

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Tax contingencies
ICMS – Tax on the circulation of merchandise and services	383,374	286,799	185,033	109,607
IRPJ and CSLL – Income tax and Social contribution on net income	136,216	114,519	103,046	5,831
PIS and Cofins – Social Integration Program and Contribution for the financing of social security				38,718
Special customs regime for temporary	102,594	102,644	102,644	11,692
Others	134,026	186,808	172,843	75,743
	756,210	690,770	563,566	241,691
Civil litigation	30,911	31,915	32,001	15,749
Labor contingencies	316,485	231,257	192,353	165,685

	1,103,606	953,942	787,920	423,125

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

21           Refinanced taxes payable under fiscal recovery program (REFIS)

In November 2009, TLA applied to the Fiscal Recovery Program (REFIS), established by Law n° 11,941/09 and Provisional Measure, N° 449/2009, REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities.

The general conditions of the effects of applying in the REFIS programare summarized below:

(a)                 Payment will be made in 180 monthly installments of tax debt amounting to R$ 342,505 and payment in one single installment of tax debts of R$ 10,426 out for which judicial deposits exists in the amount of R$ 9,484.

(b)                 Tax debts included into the REFIS:

				December 31, 2010	December 31, 2009
	Original amount	Penalties	Interest	Total	Total

PIS (i)	42,757	3,464	42,640	89,861	77,846
COFINS (i)	192,743	1,784	114,296	308,823	264,659
Others	20,209	2,548	18,386	41,143

	255,709	7,796	176,322	439,827	342,505

Current (*)				(23,152)	(22,834)

Non-current				416,675	319,671

(*)    The amount is recorded under “Taxes, charges and contribution” in current liabilities.

(i)    As further explained in Note 20 corresponds to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax. In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

        (c)  In 2009, a gain was recognized for the reduction of penalties and interest previously, provided for amounting to    R$ 70,812. Of the total amount, R$ 24,448 were recognized under “operating expenses – Other” and the amount of R$ 46,364 was recorded as a reduction in Finance costs both in the income statement for the year ended December 31, 2009. The gain corresponds to the reductions established by Law 11941/09 for payment of the taxes in 180 months consisting of reduction of 60% of the amount of  penalties and 25% of the amount of late payment interest.

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

22          Share Capital and Reserves

   (a)          Authorized capital

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

At December 31, 2010, 2009, 2008 and 2007 the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

   (b)          Subscribed share capital

At December 31, 2010 the subscribed share capital is comprised of 156,206,781 shares (2009 – 150,585,147, 2008 – 150,585,147 and 2007 – 150,585,147) fully paid nominative shares without nominal value, of which 55,816,683 (2009 – 50,195,049, 2008 – 50,195,049 and 2007 – 59,791,955) are common shares and 100,390,098 (2009 – 100,390,098, 2008– 103,390,098 and 2007 – 90,793,192) are preferred shares.

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

The change in capital is summarized as follows:

	Number of shares	Common shares	Preferred shares	Capital

At December 31, 2007	150,585,147	59,791,955	90,793,192	675,497

Transfer		(9,596,906)	9,596,906

At December 31, 2008	150,585,147	50,195,049	100,390,098	675,497

At December 31, 2009	150,585,147	50,195,049	100,390,098	675,497

Capital increase as per BDM (*) of 11/05/2010	5,621,634	5,621,634		144,395

At December 31, 2010	156,206,781	55,816,683	100,390,098	819,892

(*) Board of Directors’ Meeting. See “Acquistion TAM Milor” Note 1.3.

At December 31, 2010, the market value of shares is R$ 39.14 per share, while the book value of shares at the same date is R$ 17.36 per share.

(c)          Payment of dividends and interest on own capital

Under TAM S.A.’s bylaws, shareholders are entitled to a mandatory minimum dividend equivalent to 25% of the net profit for the year, as per the parent company’s individual financial statements, prepared in conformity with accounting practices adopted in Brazil. Interest on capital, deductible for tax purposes, that have haven paid or credited, may be deducted from the mandatory dividends. Preferred shares have priority in capital reimbursement and to right to dividends in the minimum amount equivalent to those paid on common shares. Dividends are subject to approval at the Annual General Meeting and are as follows:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

December 31, 2010

Profit for the year	637,420
(-) Legal reserve- 5% (Note 24 (d))	(31,871)

(=) Profit to be distributed	605,549

Minimum mandatory dividends	(151,387)
Number of shares	151,185

Dividends per share – R$	(1. 00)

Minimum mandatory dividends proposed per share	(1. 00)
Minimum mandatory dividends proposed	(151,387)

23          Other reserves

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Share Premium (a)	74,946	74,946	74,946	74,946
Treasury shares (b)	(6,008)	(11,370)	(11,370)
Stock option plan (c)	51,667	35,668	25,207	18,031
Legal reserve (d)	81,005	49,134		40,231
Profit retention	814,587	353,007		1,113,204
Carrying value adjustment (e)
Cummulative translation adjustment	(17,263)	(16,794)	3,309	(9,843)
Revaluation reserve for assets valued at deemed cost	113,972	130,540	132,371	135,134
Transfer from non-controlling interest	489,115

	1,602,021	615,131	224,463	1,371,703

(a)           Share premium

The share premium reserve arose on the subscription of shares in TAM, due to the fair value of net assets received being greater than the nominal amount of the share capital issued.

(b)           Treasury shares

The movement of treasury shares during the year ended December 31, 2010 is presented below.

	Quantity of shares	Thousands of reais	Average price per share - Reais

At December 31, 2007

Purchase of shares	601,900	17,703	29.41
Reductions	(199,589)	(6,333)	31.73

At December 31, 2008	402,311	(11,370)	28.26

At December 31, 2009	402,311	(11,370)	28.26

Resale of treasury shares	(189,731)	5,362	28.26

At December 31, 2010	212,580	(6,008)	28.26

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

During the period ended December 31, 2010, 189,731 shares held in treasury were sold to be issued to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (AGE) of May 16, 2005.

The market value of the share based on the closing quote in the São Paulo stock exchange for the period ended December 31, 2010, is R$ 39.14 (2009 – R$ 38.21, 2008 – R$ 19.09 and 2007 – R$ 42.65) per preferred share.

(c)           Stock options

The credit relating to the expense for stock options is recorded in this reserve, and is released to retained earnings when options are exercised or expire refer to Note 26.2.

(d)           Legal reserve

Brazilian law requires that a legal reserve is constituted by appropriating 5% of profit for the year until the legal reserve reaches 20% of the amount of share capital.

(e)         Carrying value adjustments

(i)         Currency translation adjustment

The effects of exchange rate changes during the year on net assets of foreign operations at the beginning of the year and the difference between their profit for the year at average and year-end exchange rates are recorded in the currency translation adjustment reserve.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(ii)          Revaluation reserve for assets valued at deemed cost

On transition to IFRS the Company adopted the revalued amounts as the deemed cost for certain assets that were revalued under BR GAAP in years prior to the transition date to IFRS. The revaluation reserve corresponds to the revaluation reserve for those asset and the reserve is realized in the same proportion of the depreciation, write-off or sale of the revalued asset, with a contra entry to the retained earnings (accumulated deficit) account. In the year ended December 31, 2010 realization totaled R$ 9,299, net of tax effects (2009 - R$ 1,831, 2008 – R$ 2,763 and 2007 – R$ 3,665). Of the total amount of the reserve, R$ 28,733 (2009 - R$ 335,327, 2008 – R$32,225 and 2007 – R$ 33,034) corresponds to the revaluation of land and buildings, which will only be realized upon the eventual write-off of assets.

(iii)         Transfer from non-controlling interests

Refers to the transfer from non-controlling interests on the issuance of shares representing 26.83% of Multiplus. As required by IAS 27 “Consolidated  and Separated Financial Statements”, the changes in the Company’s ownership interest in Multiplus did not result in loss of control and, therefore, it was recognized as a capital transaction, directly in the Company’s shareholders’ equity. See note 1.1.

24           Revenue

TAM had no major customers which represented more than 10% of revenues in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(a)                By type of service rendered

	December 31, 2010%		December 31, 2009%		December 31, 2008%		December 31, 2007%		Variation (%) 2010 - 2009	Variation (%) 2009 - 2008	Variation (%) 2008 - 2007

Domestic
Passenger	5,870,880	49.8	5,468,612	53.9	6.162.472	56.4	4,833,903	58.0	7.4	(11.3)	27.5
Cargo	510,785	4.3	446,983	4.4	459,487	4.2	360,149	4.3	14.3	(2.7)	27.6

	6,381,665	54.1	5,915,595	58.3	6,621,959	60.6	5,194,052	62.3	7.9	(10.7)	27.5

International
Passenger	3,284,473	27.8	2,684,009	26.5	2,822,618	25.8	2,129,741	25.6	22.4	(4.9)	32.5
Cargo	601,898	5.1	489,305	4.8	549,595	5.0	416,668	5.0	23.0	(11.0)	31.9

	3,886,371	32.9	3,173,314	31.3	3,372,213	30.9	2,546,409	30.5	22.5	(5.9)	32.4

Others
Loyalty Program (TAM)	381,519	3.2	538,950	5.3	441,202	4.0	144,183	1.8	(29.2)	22.1	206
Loyalty Program (Multiplus)	444,893	3.8							100.0
Travel and tourism agencies	61,531	0.5	59,635	0.6	64,132	0.6	30,242	0.4	3.2	(7.0)	112.1
Others (includes expired tickets)	642,804	5.4	451,647	4.5	420,682	3.9	413,220	5.0	42.3	7.4	1.8

	1,530,747	13.0	1,050,232	10.4	926,016	8.5	587,645	7.2	45.8	13.4	57.6

Total gross	11,798,783	100.0	10,139,141	100.0	10,920,188	100.0	8,328,106	100.0	16.4	(7.2)	31.1

Sales taxes and other deductions	(420,092)		(373,635)		(407,144)		(309,287)

Revenue	11,378,691		9,765,506		10,513,044		8,018,819

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)                By geographic location of the Company’s destinations

	December 31, 2010%		December 31, 2009%		December 31, 2008%		December 31, 2007	Variation (%) 2010 -2009	Variation (%) 2009 -2008	Variation (%) 2008 -2007

Brazil	7,912,412	67.0	6,965,826	68.7	7,547,976	69.2	5,781,698	13.6	(7.7)	30.5
Europe	1,958,730	16.6	1,440,352	14.2	1,543,350	14.1	1,047,726	36.0	(6.7)	47.3
North America	1,057,091	9.0	862,529	8.5	943,137	8.6	1,000,102	22.5	(8.5)	(5.7)
South America (excluding Brazil)	870,550	7.4	870,434	8.6	885,725	8.1	498,580	0.1	(1.7)	77.6

Total gross	11,798,783	100.0	10,139,141	100.0	10,920,188	100.0	8,328,106	16.4	(7.2)	31.1

Sales taxes and other deductions	(420,092)		(373,635)		(407,144)		(309,287)

Revenue	11,378,691		9,765,506		10,513,044		8,018,819

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

25           Costs and operating expenses by nature

	December 31, 2010
	Cost of services rendered	Selling	General and administrative	Total	%

Personnel	1,881,905	247,283	191,220	2,320,408	22.3
Directors’ fees	1,895		6,125	8,020	0.1
Fuel	3,451,198			3,451,198	33.2
Depreciation and amortization	613,687	1,661	84,421	699,769	6.7
Maintenance and repairs (excluding personnel)	612,262			612,262	5.9
Aircraft insurance	51,982			51,982	0.5
Take-off, landing and navigation aid charges	609,447			609,447	5.9
Leasing of aircraft, engines and equipment under operating leases	447,112	7,252	16,619	470,983	4.5
Third party services	166,691	262,696	343,907	773,294	7.4
Marketing and related expenses		959,843		959,843	9.2
Reversal of additional tariff (Note 20 (b))			(364,854)	(364,854)	(3.5)
Other	353,788	274,966	180,572	809,326	7.8

	8,189,967	1,753,701	458,010	10,401,678	100.0

	December 31, 2009
	Cost of services rendered	Selling	General and administrative	Total	%
					(Adjusted (*))

Personnel	1,614,109	183,955	168,510	1,966,574	20.5
Directors’ fees	5,181		13,415	18,596	0.2
Fuel	2,741,253			2,741,253	28.7
Depreciation and amortization	521,909	1,484	78,993	602,386	6.3
Maintenance and repairs (excluding personnel)	640,433			640,433	6.7
Aircraft insurance	63,681			63,681	0.7
Take-off, landing and navigation aid charges	585,890			585,890	6.1
Leasing of aircraft, engines and equipment under operating leases	525,200	9,352	15,213	549,765	5.8
Third party services	167,556	301,096	318,913	787,565	8.2
Marketing and related expenses		854,701		854,701	9.0
Other	355,732	182,164	206,892	744,788	7.8

	7,220,944	1,532,752	801,936	9,555,632	100.0

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	December 31, 2008
	Cost of services rendered	Selling	General and administrative	Total	%
					(Adjusted (*))

Personnel	1,477,381	158,954	128,857	1,765,192	17.8
Directors’ fees	4,545		12,288	16,833	0.2
Fuel	3,927,888			3,927,888	39.5
Depreciation and amortization	377,202	1,073	63,791	442,066	4.4
Maintenance and repairs (excluding personnel)	518,347			518,347	5.2
Aircraft insurance	47,781			47,781	0.5
Take-off, landing and navigation aid charges	495,426			495,426	5.0
Leasing of aircraft, engines and equipment under operating leases	424,637	7,720	11,074	443,431	4.5
Third party services	150,538	223,817	327,429	701,784	7.1
Marketing and related expenses		988,579		988,579	10.0
Other	337,563	16,469	234,078	588,110	5.9

	7,761,308	1,396,612	777,517	9,935,437	100.0

	December 31, 2007
	Cost of services rendered	Selling	General and administrative	Total	%
					(Adjusted(*))

Personnel	1,051,324	118,514	112,150	1,281,988	16.6
Directors’ fees	7,490		20,249	27,739	0.4
Fuel	2,536,398			2,536,398	32.9
Depreciation and amortization	228,583	1,443	30,436	260,462	3.4
Maintenance and repairs (excluding personnel)	445,816			445,816	5.8
Aircraft insurance	33,560			33,560	0.4
Take-off, landing and navigation aid charges	421,021			421,021	5.5
Leasing of aircraft, engines and equipment under operating leases	488,514	4,077	8,547	501,138	6.5
Third party services	126,406	174,711	249,834	548,951	7.1
Marketing and related expenses		975,149		975,149	12.6
Other	351,303	173,763	152,199	677,265	8.8

	5,690,415	1,447,657	573,415	7,709,487	100.0

26           Employee Benefits

Personnel costs are composed of the following amounts:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Salaries and bonuses	1,844,562	1,527,390	1,380,304	1,014,222
Defined contribution pension plan	27,090	23,619	19,803	13,025
Share based payment	15,999	11,407	16,512	11,230
Taxes and social contributions	440,777	422,754	365,406	271,250

	2,328,428	1,985,170	1,782,025	1,309,727

26.1        Profit-sharing and bonuses

               In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, management recorded a provision for payment of this benefit within “Salaries and social charges” totaling R$ 103,358 at December 30, 2010 (2009 – R$ 26,955, 2008 – R$ 60,939 and 2007 – R$ 36,140).

26.2        Share-based payment

(a)          TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized that the Board of Directors may grant stock options to employees up to 2% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At December 31, 2007	1,943,510	32.10

Exercised	(199,589)	17.21
Unvested options forfeited	(42,593)	22.36

At December 31, 2008	1,701,328	37.31

Unvested options forfeited	(33,888)	42.81

At December 31, 2009	1,667,440	36.55

Exercised	(165,868)	14.40
Unvested options forfeited	(343,924)	39.67
Granted	1,051,467	23.99

At December 31, 2010	2,209,115	114.61

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

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

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	1st grant	2nd grant	3rd grant	4th grant	1st Special grant	2nd Special grant	3rd Special grant	4th Special grant	Total or weighted average

Date	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	02/29/2008	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,467	230,000	11,595	230,000	230,000
Exercise price at grant date	14.40	43.48	39.67	25.11	38.36	30.24	24.59	20.53
Risk free interest rate - %	17.93%	13.13%	10.95%	9.38%	10.82%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5	4.5
Expected dividend yield - %	0.00%	0.32%	0.58%	0.55%	0.58%	0.56%	0.55%	0.55%
Share price volatility - %	34.24%	41.29%	42.30%	51.47%	40.48%	43.66%	51.32%	52.14%
Market share price - R$	45.00	61.00	44.03	24.30	50.10	35.48	30.31	41.92
Fair value at grant date – R$	39.64	41.11	25.09	13.57	28.28	19.33	17.95	29.91

Number of options outstanding (i)	266,719	154,724	494,610	591,467	230,000	11,595	230,000	230,000	2,209,115
Number of options exercisable (i)	266,719	103,149	248,203		230,000	11,595			859,666
Exercise price (adjusted by IGP-M) (i)	19.36	56.89	48.50	26.99	48.33	51.68	49.23	21.81
Remaining average term (i)	0.28	1.28	2.38	5.13			2.38	4.50	3.06

(i) At December 31, 2010.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)       Multiplus

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At December 31, 2009

Options granted	1,660,759	18.07

At December 31, 2010	1,660,759	18.07

Under the plan, options assigned for regular grant are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively, if they are still employed by the Company on the occasion. The contractual life of options is of seven years afer the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Number of options granted	98,391	36,799	1,370,999	154,570
Exercise price at grant date	27.33	31.55	27.33	27.33
Risk free interest rate - %	10,16	10,16	10,16	10,16
Average term	5.0	5.0	5.25	4.25
Expected dividend yield - %	0.67	0.57	0.67	0.67
Share price volatility - %	30.25	31.21	30.25	30.25
Market share price - R$	26.90	31.55	26.90	26.90
Fair value at grant date – R$	11.58	14.06	16.91	10.53

Number of options outstanding (i)	98,391	36,799	1,370,999	154,570	1,660,759
Number of options exercisable (i)
Exercise price (adjusted by IGP-M) (i)	28.20	32.23	16.51	28.20
Remaining average term (i)	5.0	5.0	5.25	4.25

(i) At December 31, 2010.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

27           Net Finance Result

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Finance income
Interest income from financial investments	136,642	82,106	192,765	263,291
Exchange gains	1,439,709	2,303,737	1,182,239	673,414
Other (i)	198,138	26,843	35,357	70,163

	1,774,489	2,412,686	1,410,361	1,006,868
Financial expenses
Exchange losses	(1,196,576)	(582,192)	(2,440,322)	(280,618)
Interest expense (ii)	(416,364)	(421,851)	(535,773)	(438,641)
Other	(59,163)	(37,371)	(30,125)	(35,939)

	(1,672,103)	(1,041,414)	(3,006,220)	(755,198)

Finance result, net	102,386	1,371,272	(1,595,859)	251,670

(i) Includes the reversal of interest expense from the additional tariff of R$ 181,166 occurred in September 2010 (Note 20 (b)).

(ii) The average monthly average for interest capitalization at December 31, 2010 was 0.16% (2009 – 0.18%, 2008 – 0.83% and 2007 1.64%)

The exchange gain recognized at December 31, 2010 with respect to finance lease liabilities amounted to R$ 231,738 (2009 – R$ 1,404,895, 2008 – loss of R$ 1,316,035 and 2007 – gain of R$ 441,266) while interest expense on such finance lease liabilities amounted to R$ 106,103 (2009 - R$ 166,839, 2008 – R$ 122,927 and 2007 – R$ 142,130).

28           Income Tax Expense

(a)                Income tax and social contribution expense

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
		(Adjusted (*))	(Adjusted (*))	(Adjusted (*))

Current tax	(142,000)	(3,972)	(120,956)	(138,956)
Deferred tax	(305,054)	(645,567)	831,130	(74,793)

	(447,054)	(649,539)	710,174	(213,749)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to earnings of consolidated entities as follows:

(*) See note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
		(Adjusted (*))	(Adjusted (*))	(Adjusted (*))

Profit (loss) before income tax and social contribution	1,115,984	1,897,998	(2,291,713)	691,412
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	(379,434)	(645,319)	779,182	(235,080)

Tax effects on permanent (additions) deductions
Non deductible expenses	(34,104)	(24,091)	(7,572)	(5,138)
Tax credit on interest paid on own capital	29,080			12,612
Tax payable on interest received on own capital	(17,654)
Unrecognized deferred tax assets on tax losses	(1,539)	(43)
Unrecognized tax debits/credits on profits earned abroad	(34,759)	29,876	(67,650)	(1,587)
Tax credits related to social contribution on taxes with suspended payment	(3,583)
Share-based compensation	(5,580)	(3,879)
Other	519	(6,083)	6,214	(15,444)

Income tax and social contribution tax credit	(447,054)	(649,539)	710,174	(213,749)

Effective rate %	40.1	34.2	31.0	30.9

The years from 2005 to 2009 are open to review by Brazilian tax authorities.

(b)           Transitional Tax Regime - RTT

The Transitional Tax Regime has established by Law 11638/07 in order to maintain the same tax rules for determining taxable income irrespective of any changes introduced to accounting practices adopted in Brazil.

The RTT was option for the tax years ended December 31, 2008 and 2009 and the Company opted to apply it and it was used to determine taxable income for those years.

29           Earnings per Share

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

(*) See note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
		(Adjusted (*))	(Adjusted (*))	(Adjusted (*))

Profit attributable to equity holders of the company	637,420	1,246,778	(1,581,539)	477,663

Weighted average number of shares issued (in thousands)	151,448	150,585	150,585	150,585
Weighted average Treasury shares (in thousands)	(263)	(402)	(205)

Weighted average number of shares outstanding (in thousands)	151,185	150,183	150,380	150,585

Basic earnings per share (Reais per share)	4.22	8.30	(10.52)	3.17

(b)           Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2009
		(Adjusted (*))	(Adjusted (*))	(Adjusted (*))

Profit attributable to equity holders of the company	637,420	1,246,778	(1,581,539)	477,663

Weighted average number of shares outstanding (in thousands)	151,185	150,183	150,380	150,585
Adjustments for share options (in thousands)	425	263		1,046

Weighted average number of shares for diluted earnings per share calculation (in thousands)	151,610	150,446	150,380	151,631

Diluted earnings per share (Reais per share)	4.20	8.29	(10.52)	3.15

(*) See note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

30           Cash from operations

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
		(Adjusted (*))	(Adjusted (*))	(Adjusted (*))
Profit for the year	668,930	1,248,459	(1,581,539)	477,663

Adjustments for
Deferred income tax and social contribution (Note 30 (a))	305,054	645,567	(831,130)	74,793
Depreciation and amortization (Note 25)	699,769	602,386	442,066	260,462
(Profit)/loss on disposal of property, plant and equipment / intangible (see below)	(13,671)	(19,918)	8,825	40,291
Foreign exchange losses/(gains) and interest expense	97,473	(1,580,891)	1,760,992	(200,508)
Other provisions	298,352	(1,598)	68,018	132,118
Provision for contingencies	85,908	69,128	113,119	46,289
Reversal of provision of contingencies (Note 20 (b))	(585,914)
Stock options plan	15,999	11,409	16,512	11,230

Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)
Financial assets measurement through profit and loss	(446,956)	231,249	898,068	13,132
Inventories	14,501	(25,887)	(69,237)	11,171
Assets held for sale		29,274	(17,150)	(69,431)
Trade account receivables	(469,709)	24,862	(243,747)	(184,347)
Taxes recoverable	(85,681)	21,444	(33,695)	(19,672)
Prepaid expenses	(13,878)	371	50,599	(78,560)
Judicial deposits	(14,764)
Prepaid aircraft maintenance	(1,678)	(25,035)	(165,433)	(53,407)
Other assets	67,889	97,876	(77,035)	(93,543)
Accounts payable	85,942	(55,113)	59,239	80,039
Salaries and social charges	45,622	(10,342)	81,243	42,580
Taxes, charges and contributions	323,403	(9,414)	116,367	118,699
Deferred income	88,527	323,345	67,646	161,653
Other liabilities	59,938	(103,037)	48,800	26,995
Financial instruments derivatives	(222,618)	(886,970)	1,191,949	(72,887)

Cash generated from operations	1,002,438	587,165	1,904,477	724,760

In the cash flow statement, proceeds from sale of property, plant and equipment and intangible comprise:

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Net book amount – property, plant and equipment / intangible	13,357	15,951	17,029	44,849
Profit/(loss) on disposal of property, plant and equipment / intangible	13,671	19,918	(8,825)	(40,291)

Proceeds from disposal of property, plant and equipment / intangible	27,028	35,869	8,204	4,558

Non-cash transactions

The principal non-cash transactions and acquisitions of flight equipment under finance leases discussed in Note 15.

(*) See note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

During the period, the Company and its subsidiaries acquired property, plants and equipment in the amount of R$ 1,356,642 of which R$ 1,013,587 was  through financial leases.

31           Commitments and contingencies

(a)           Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements. TLA has obligations arising under 69 aircraft under operating lease (2009 – 66 aircraft, 2008 – 65 aircraft and 2007 – 68 aircraft). These agreements have an average term of 96 months and are denominated in U.S. dollars with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", was R$ 447,112 for the period ended December 31, 2010 (2009 – R$ 525,200, 2008 – R$ 424,637 and 2007 – R$ 488,514), equivalent to approximately US$ 268,342 thousand (2009 – US$ 263.3 thousand, 2008 – US$ 231.5 thousand and  2007 – US$ 250.5 thousand).

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 21,033 for the period ended December 31, 2010 (2009 – R$ 44,540, 2008 – R$  and 2007 – R$ 87,187).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Aircraft (*)	2017	1,093,507	1,478,308	2,419,036	1,811,117
Engines (*)	2014	27,190	34,678	60,750	32,241

Total		1,120,697	1,512,986	2,479,786	1,843,358

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.

Operating lease obligations fall due as follows:

Year	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

No later than one year	348,454	364,915	540,784	412,369
Later than one year and no later than five years	702,206	840,993	1,670,864	1,185,189
Later than five years	70,037	307,078	268,138	245,800

	1,120,697	1,512,986	2,479,786	1,843,358

(b)           Commitments for future aircraft leases

(i)      Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), with the option for an additional 20, to be delivered in 2012 and 2013.

(*) See note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, TLA confirmed the exercise of four options for Airbus A330, two delivered in the first half in 2010, and the other two to be delivered in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the fleet plan already disclosed by the Company in the year 2009. In respect of the 20 orders for the A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

(ii)          Boeing:

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

(c)           Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of December 31, 2010, 192 (2009 – 192, 2008 – 160) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 20.

(e)           Contingent assets

(i)            ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At December 31, 2010, the provision maintained by the Company totaled R$ 4,355 (2009 – R$ 4,772, 2008 – R$ 6,187 and 2007 – R$ 6,059), recorded in “Taxes, charges and contributions”. On December 31, 2010, the installments due in more than one year totaled R$ 16 (2009 – R$ 60, 2008 – R$ 98 and 2007 – R$ 136), classified within “Other liabilities”.

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

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(ii)          Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million (unaudited), based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)         Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On December 31, 2010, the amount under discussion totaled approximately R$ 918,492 (2009 - R$ 777,328, 2008 – R$ 641,393 and 2007 – R$ 525,716), (unaudited) not recognized in the financial statements.

32          Segment reporting

As from January 1, 2010 and as result of the creation of Multiplus as a separate company the reporting structure of TAM has been revised and as from that date Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The note is not being presented on a comparative basis because  the manner in which Multiplus was managed in 2010 is significantly different than the information and the manner in which TAM Loyalty Program was managed up to 2009, therefore the information presented in the 2010 segment would not be comparable to tha TAM Loyalty Program information that existed in the past.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated
Total assets at December, 2010	17,821,680	1,437,896	19,259,576	(4,824,972)	14,459,063

	December 31, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated

Revenue
Passenger	9,535,936	504,916	10,040,852	(885,499)	9,155,353
Cargo	1,112,683		1,112,683		1,112,683
Other	1,254,918	12,959	1,267,877	262,870	1,530,747
Revenue, gross	11,903,537	517,875	12,421,412	(622,629)	11,798,783

Sale taxes and other deductions	(372,060)	(48,032)	(420,092)		(420,092)

Revenue, net	11,531,477	469,843	12,001,320	(622,629)	11,378,691

Operating income
Cost of services rendered	(6,956,348)	(274,258)	(7,230,606)	(345,674)	(7,576,280)
Depreciation and amortization	(599,184)		(599,184)		(599,184)
Selling	(2,015,072)	(422)	(2,015,494)	261,799	(1,753,695)
General and administrative	(438,314)	(64,891)	(503,205)	30,686	(472,519)
Movements in fair value of fuel derivatives	36,585		36,585		36,585

Operating profit	1,559,144	130,272	1,689,416	(675,818)	1,013,598

Financial income	1,739,115	35,374	1,774,489		1,774,489
Financial expenses	(1,669,988)	(2,115)	(1,672,103)		(1,672,103)

Profit (loss) before income tax and social contribution	1,628,271	163,531	1,791,802	(675,818)	1,115,984

Income tax and social contribution	(401,909)	(45,145)	(447,054)		(447,054)

Profit/(loss) for the year (all continuing operations)	1,226,362	118,386	1,344,748	(675,818)	668,930

33          Related-party transactions

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.42% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

Purchases and sales of goods and services were carried out as follows:

(i)   Sale and purchases of goods and services

For the period ended December 31, 2010, TAM received from TAM Viação Executiva S.A. ("Marília"), a company under common control, R$ 153 (2009 - R$ 65, 2008 – R$ 130 and 2007 – R$ 820), as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the period ended December 31, 2010 amounted to R$ 1,550 (2009 - R$ 1,550, 2008 – R$ 1,550 and 2007- R$ 903).

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

The Company signed a contract in March 2005 with TAM Milor Taxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”) for the right to use the “TAM” brand. This contract is valid for a term equal to the current passenger air transport concession of TAM and establishes a monthly fee, adjusted annually by  the IGP-M inflation index, totaling R$ 11,151 (December 31, 2009 – R$ 16,665, 2008 – R$ 15,429 and 2007 – R$ 14,331) for the the income statement up to June 30,2010 , recorded as “Operating expenses”. With the acquisition of TAM Milor by its subsidiary TLA, on July 13, 2010, this expense is no longer incurred.

                (ii) Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2008

Salaries	7,681	9,497	9,031	9,262
Profit share and bonuses	12,515	9,875	7,326	18,197
Share-based payment	15,999	11,409	16,512	11,230
Other long-term benefits		810	476	280

	36,195	31,591	33,345	38,969

34           Events occurring after the reporting period

(a)           LATAM

On January 18, 2011, the Company published a significant event, informing that TAM S.A. and LAN Airlines S.A. signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be formed by the association of the two companies for formation of the Group LATAM Airlines  S.A., as well as the form of corporate management that will coordinate this new structure. The operation agreed between the parties depends on the approval of proper authorities from Brazil and Chile.

(b)           Maintenance agreements (Power-by-the-hour)

On October 21, 2010, the Company entered into an agreement with IAE International Aero Engines AG for inclusion of 34 V2500 engines in the engine maintenance agreement named Power-by-the-hour  effective as from January  2011.

(c)           Reduction of capital - Multiplus

On March 18, 2011, the Company approved the capital reduction, currently considered  to be excessive, from R$ 692,384 to R$ 92,370, resulting in a reduction of R$ 600,013. The capital will be reduced without the cancellation of any shares and without the alteration of the percentage of interest held by shareholders in the Company’s capital stock, with the resulting amendment of Article5 of the Bylaws (“Capital Reduction”). As a result of the reduction, the  shareholders of Multiplus will be reimbursed a total  of R$ 3.72 per share payable in cash. The total amount to be reimbursed to shareholders will be paid at the end of the period during which creditors may oppose the capital reduction.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(d)           TAM Milor – Merger

On February 28, 2011, the Company merged its subsidiary TAM Milor, acquired on July 13, 2010 (see Note 1.1).

(e)           TRIP Linhas Aéreas S/A. – “TRIP”

On March 29,2011, the Company and TRIP Linhas Aéreas S/A. signed a Term Sheet, with  no binding effect, in order to identify possible opportunities for strengthening and expanding their business through the development of a strategic alliance  complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed,  once executed the binding documents and verified the precedent conditions to be mutually agreed (including the approval by the applicable authorities), TAM will acquire at the end a minority stake in TRIP representative of 31% of its total capital stock and 25% of its voting capital stock and the remaining in preferred shares.

(f)           Payment of dividends

On April 4, 2011, the Annual General Meeting has approved to distribute complementary dividends in the amount  of R$ 30,277. The total of amount dividends distributed with respect to 2010 was R$ 181,664.

35           Consolidation schedules

In accordance with SEC rule SX 3-10 the Company is presenting the consolidation schedules for the following entities: TAM S.A. (parent company and guarantor), TAM Linhas Aéreas S.A. (guarantor), TAM Capital (subsidiary issuer), TAM Financial 1, TAM Financial 2, TP Franchising, TAM Mercosur, TAM Fidelidade (non guarantors) and Multiplus.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(a) Income statement

                (i) For the year ended December 31, 2010

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated

Revenue		11,207,997		469,843	323,481	(622,630)	11,378,691
Operating expenses	(18,894)	(10,504,186)	(4)	(339,571)	(308,804)	769,781	(10,401,678)
Share of earnings of subsidiaries	675,821	73,575				(749,396)

Operating profit/(loss) before movements in fair value of fuel derivatives	656,927	777,386	(4)	130,272	14,677	(602,245)	977,013

Movements in fair value of fuel derivatives		36,585					36,585

Operating profit/(loss)	656,927	813,971	(4)	130,272	14,677	(602,245)	1,013,598

Finance income	33,776	1,513,246	148,746	35,374	250,561	(207,214)	1,774,489
Finance costs	(49,123)	(1,305,620)	(177,868)	(2,115)	(308,006)	170,629	(1,672,103)

Profit before income tax and social contribution	641,580	1,021,597	(29,126)	163,531	(42,768)	(638,830)	1,115,984

Income tax and social contribution	(4,160)	(395,011)		(45,145)	(2,738)		(447,054)

Profit for the year	637,420	626,586	(29,126)	118,386	(45,506)	(638,830)	668,930

Attributable to
Equity shareholders of TAM S.A.	637,420	626,586	(29,126)	118,386	(45,506)	(670,340)	637,420
Non-controlling interest						31,510	31,510

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(ii) For the year ended December 31, 2009

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated

Revenue		9,557,732			242,378	(34,604)	9,765,506
Operating expenses	(4,020)	(7,934,199)	(12)	(128)	(210,020)	(1,407,253)	(9,555,632)
Share of earnings of subsidiaries	1,271,134					(1,271,134)

Operating profit/(loss) before movements in fair value of fuel derivatives	1,267,114	1,622,993	(12)	(128)	32,358	(2,712,451)	209,874

Movements in fair value of fuel derivatives		295,797				21,055	316,852

Operating profit/(loss)	1,267,114	1,918,790	(12)	(128)	32,,358	(1,420,262)	526,726

Finance income	33,755	1,959,353	235,992		183,586		2,412,686
Finance costs	(53,704)	(615,818)	(231,014)		(119,823)	(21,055)	(1,041,414)

Profit before income tax and social contribution	1,247,165	3,262,325	4,966	(128)	96,121	(2,712,451)	1,897,998

Income tax and social contribution	(387)	(644,723)			(4,429)		(649,539)

Profit for the year	1,246,778	2,617,602	4,966	(128)	91,692	(2,712,451)	1,248,459

Attributable to
Equity shareholders of TAM S.A.	1,246,778	2,617,602	4,966	(128)	91,692	(2,712,451)	1,248,459
Non-controlling interest						1,681	1,681

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

                (iii) For the year ended December 31, 2008

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated

Revenue		10,253,235			293,990	(34,181)	10,513,044
Operating expenses	(4,006)	(9,721,788)	(134)		(243,824)	34,315	(9,935,437)
Share of earnings (loss) of subsidiaries	(1,348,470)	18,221				1,330,249

Operating profit/(loss) before movements in fair value of fuel derivatives	(1,352,476)	549,668	(134)		50,166	1,330,383	577,607

Movements in fair value of fuel derivatives		(1,273,461)					(1,273,461)

Operating profit/(loss)	(1,352,476)	(723,793)	(134)		50,166	134	(678,849)

Finance income	48,940	1,335,626	213,804		23,086	(211,095)	1,410,361
Finance costs	(66,265)	(2,907,168)	(393,064)		(30,080)	390,357	(3,006,220)

Profit before income tax and social contribution	(1,369,801)	(2,295,335)	(179,394)		43,172	1,509,645	(2,291,713)

Income tax and social contribution	9,694	708,276			(7,796)		710,174

Profit for the year	(1,360,107)	(1,587,059)	(179,394)		35,376	1,509,645	(1,581,539)

Attributable to
Equity shareholders of TAM S.A.	(1,360,107)	(1,587,059)	(179,394)		35,376	1,508,777	1,582,407
Non-controlling interest						868	868

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

 (iv) For the year ended December 31, 2007

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated

Revenue		7,823,163			225,876	(30,220)	8,018,819
Operating expenses	(7,341)	(7,518,660)	(401)		(215,352)	32,267	(7,709,487)
Share of earnings (loss) of subsidiaries	510,057	3,577	(583)		(9,842)	(503,209)

Operating profit/(loss) before movements in fair value of fuel derivatives	502,716	308,080	(984)		682	(501,162)	309,332

Movements in fair value of fuel derivatives		130,410					130,410

Operating profit/(loss)	502,716	438,490	(984)		682	(501,162)	439,742

Finance income	59,561	942,082	45,105		16,027	(55,907)	1,006,868
Finance costs	(62,048)	(722,547)	(29,024)		(31,585)	90,006	(755,198)

Profit before income tax and social contribution	500,229	658,025	15,097		(14,876)	(467,063)	691,412

Income tax and social contribution	4,900	(222,255)			3,606		(213,749)

Profit for the year	505,129	435,770	15,097		(11,270)	(467,063)	477,663

Attributable to
Equity shareholders of TAM S.A.	505,129	435,770	15,097		(16,117)	(462,393)	477,486
Non-controlling interest						177	177

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)     Balance sheet

(i)    As at December 31, 2010

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated
Assets
Current assets
Cash and cash equivalents	113,913	129,656	182,610	111,235	474,979	(174)	1,012,220
Financial assets at fair value through profit and loss	125,905	464,519		757,781	56,177	3,317	1,407,698
Trade accounts receivable	2,000	1,408,058		68,699	121,385	(43,361)	1,556,781
Inventories		196,089			2,671		198,760
Taxes recoverable	42,790	76,540		3,769	9,080	(74,621)	57,557
Income tax and social contribution recoverable		18,424					18,424
Interest on own capital and dividends	141,103					(141,103)
Prepaid expenses	343	160,553			1,892	162,788	162,788
Related parties				388,507	1,300	(389,807)
Derivative financial instruments		9,895					9,895
Other receivables		60,154		853	28,926	(8,700)	81,234

Total current assets	426,054	2,523,888	182,610	1,330,844	696,411	(654,450)	4,505,357

Non-current assets
Restricted cash		94,492				3,813	98,305
Financial assets at fair value through profit and loss				50,280	3,813	(3,813)	50,280
Deposits in guarantee		51,778			2,554	(2,554)	51,778
Related parties	16,504	30,406			246,412	(293,322)
Deferred income tax and social contribution	15,531			1,217		(16,748)
Prepaid aircraft maintenance		410,306					410,306
Subsidiaries			128,400			(128,400)
Other non-current assets		39,918			116	(19,429)	20,595
Derivative financial instruments		6,568					6,568
Investments	2,478,464	124,095				(2,602,559)
Property, plant and equipment		8,675,544		935	35,371		8,711,850
Intangible assets	38,262	458,810		20,273	124,941		642,286

	2,548,935	9,891,917	128,400	72,706	413,198	(3,063,186)	9,991,968

Total assets	2,974,989	12,415,805	311,010	1,403,550	1,109,608	(3,717,637)	14,497,325

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated
Liabilities
Current liabilities
Accounts payable	22	458,725		16,579	109,977	(62,938)	522,364
Financial liabilities	347,800	1,199,500	5,529		19,264		1,572,093
Salaries and social charges	2,848	452,524		5,961	5,498		466,831
Deferred income		1,169,096		614,550	17,536		1,801,181
Taxes, charges and contributions		353,663		2,328	26,819	(74,621)	308,189
Income tax and social contribution	12,036	2,303					14,339
Interest on own capital and dividends	152,047	140,125		1,223		(141,102)	152,293
Related parties		331,878		3,923		(335,801)
Derivative financial instruments		19,105			1,469		20,574
Other current liabilities	19	132,926		382	4,887	(2,556)	135,658
	514,770	4,259,845	5,529	644,946	185,449	(617,018)	4,993,522
Non-current liabilities
Financial liabilities		4,802,140	493,850		490,858		5,786,848
Derivative financial instruments		15,286					15,286
Deferred income		66,420					66,420
Provisions	30	193,797			10,618	(174)	204,271
Provion for loss on investments		241,933				(241,933)
Refinanced taxes payable under Fiscal Recovery Program		333,141			83,534		416,675
Related parties		261,678			222,438	(484,116)
Deferred income tax and social contribution	38,282	127,925				(16,747)	149,440
Other non-current liabilities	13	234,533				2,926	237,472
	38,325	6,276,853	493,850		807,448	(740,045)	6,876,412
Total liabilities	553,095	10,536,699	499,380	644,946	992,897	(1,357,063)	11,869,934
Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	819,892	752,727	88	692,385	187,174	(1,632,375)	819,892
Capital reserve	120,605	194,937		(21,784)		(173,153)	120,605
Profit reserve	895,592	815,935		88,002	(13,697)	(890,240)	895,592
Carrying value adjustment	585,824	115,508			(17,633)	(97,875)	585,824
Accumulated deficit			(188,458)		(39,133)	(227,590)
	2,421,913	1,879,107	(188,458)	758,603	116,711	(2,566,052)	2,421,913
Non-controlling interest						205,478	205,478
Total equity	2,421,913	1,879,107	(188,458)	758,603	116,711	(2,360,574)	2,627,391

Total liabilities and equity	2,975,008	12,415,805	311,010	1,403,549	1,109,608	(3,717,637)	14,497,325

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(ii)          As at December 31, 2009

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated
Assets
Current assets
Cash and cash equivalents	316	979,448	22,812		72,596		1,075,172
Financial assets at fair value through profit and loss	420,655	(115,498)	159,175		546,690		1,011,022
Trade accounts receivable		1,087,560			77,486	(43,067)	1,121,979
Inventories		194,029			1,063		195,092
Taxes recoverable	35,852	55,597			7,819		99,268
Income tax and social contribution recoverable		(1,418)			1,418
Prepaid expenses	223,404	147,650		858		(223,002)	148,910
Other receivables		139,004			45,305	(42,332)	141,997

Total current assets	680,227	2,486,372	181,987	858	752,377	(308,401)	3,793,420

Non-current assets
Restricted cash		79,370			2,593	(2,593)	79,730
Deposits in guarantee		59,520					59,520
Deferred income tax and social contribution	15,164	178,712					193,876
Prepaid aircraft maintenance		408,628					408,628
Investiments	1,681,229	(45,887)				(1,635,342)
Related parties	18,714	9,101	179,450		26,518	(233,783)
Other non-current assets		29,541				1	29,542
Property, plant and equipment		7,858,137			275,891		8,134,028
Intangible assets		237,909		3,783	9		241,701

	1,715,107	8,815,031	179,450	3,783	305,011	(1,871,717)	9,146,665

Total assets	2,395,334	11,301,412	361,437	4,641	1,057,379	(2,180,118)	12,940,085

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated
Liabilities
Current liabilities
Accounts payable		396,608		852	76,548	(43,026)	430,982
Financial liabilities	184,502	969,392	5,778		85,013		1,244,685
Salaries and social charges	39	304,091			3,477		307,607
Deferred income		1,685,910			10,749	1,662	1,698,321
Taxes, charges and contributions	9,654	164,695			5,313		179,662
Interest on own capital and dividends	233,985	223,001				(223,001)	233,985
Derivative financial instruments		207,160			28,567		235,727
Related parties		47,024				(47,024)
Other current liabilities		123,696					123,696
	428,180	4,121,577	5,778	852	209,667	(311,389)	4,454,665
Non-current liabilities
Financial liabilities	332,804	4,565,248	514,902		511,783		5,924,737
Derivative financial instruments		5,077			1,211		6,288
Deferred income		100,169					100,169
Provisions	(95)	661,817			4,851		666,573
Refinanced taxes payable under Fiscal Recovery Program		319,671					319,671
Related parties		79,657		3,916	149,810	(233,384)
Other non-current liabilities		162,848				11,099	173,946
	332,709	5,894,487	514,902	3,916	667,655	(222,285)	7,191,384

Total liabilities	760,889	10,016,064	520,680	4,768	877,322	(533,674)	11,646,049
Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	675,497	752,730	88	1	161,891	(914,710)	675,497
Other reserves	615,131	523,680			35,071	(558,751)	615,131
Accumulated deficit			(159,331)	(128)		159,459
	1,290,628	1,276,410	(159,243)	(127)	196,962	(1,314,002)	1,290,628
Non-controlling interest						3,408	3,408
Total equity	1,290,628	1,276,410	(159,243)	(127)	196,962	(1,310,594)	1,294,036

Total liabilities and equity	2,051,517	11,292,474	361,437	4,641	1,074,284	(1,844,268)	12,940,085

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(iii)         As at December 31, 2008

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated
Assets
Current assets
Cash and cash equivalents	251,269	372,496	385		33,568	14,067	671,785
Financial assets at fair value through profit and loss	156,837	1,060,274	435,653		39,582	(450,075)	1,242,271
Trade accounts receivable		1,113,338			96,401	(52,500)	1,157,239
Inventories		168,091			1,331		169,422
Taxes recoverable	26,650	84,529			9,533		120,712
Prepaid expenses	419	86,559	1,580			60,723	149,281
Other receivables	47,447	153,005			40,516	(143,024)	97,944
	482,622	3,038,292	437,618		220,931	(570,809)	3,608,654
Non-current assets held for sale		62,134					62,134

Total current assets	482,622	3,100,426	437,618		220,931	(570,809)	3,670,788

Non-current assets
Deposits in guarantee		116,135					116,135
Deferred income tax and social contribution	15,769	823,674					839,443
Prepaid aircraft maintenance		432,839				(49,246)	383,593
Other non-current assets	847	108,347	108,608		2,147	(62,045)	157,904
Investments	664,549					(664,549)
Property, plant and equipment	798	8,081,888			14,665		8,097,351
Intangible assets		152,078				14	152,092

	681,963	9,714,961	108,608		16,812	(775,826)	9,746,518

Total assets	1,164,585	12,815,387	546,226		237,743	(1,346,635)	13,417,306

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated
Liabilities
Current liabilities
Accounts payable		395,966			98,726	(8,597)	486,095
Financial liabilities	28,542	881,611	9,336			(9,336)	910,153
Salaries and social charges	6,013	353,469			24,873	(66,404)	317,951
Deferred income		1,084,544			21,175		1,105,719
Taxes, charges and contributions		245,910			427		246,337
Interest on own capital and dividends	599	47,057				(47,057)	599
Derivative financial instruments		1,021,928					1,021,928
Other current liabilities	6	159,160			167,317	(18,226)	149,091
	35,160	4,189,645	9,336		153,352	(149,620)	4,237,874
Non-current liabilities
Financial liabilities	500,000	6,678,873	701,100			(701,100)	7,178,873
Derivative financial instruments		107,057					107,057
Deferred income		369,210					369,210
Provisions	(30)	942,039			5,791		947,800
Other non-current liabilities	(10,563)	282,992				10,564	282,992
	489,407	8,380,171	701,100		5,791	(690,536)	8,885,932
Total liabilities	524,567	12,569,816	710,436		159,143	(840,156)	13,123,806
Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	675,497	752,727	88		43,728	(796,543)	675,497
Other reserves	224,463	149,467			8,749	(158,216)	224,463
Retained earnings/ (Accumulated deficit)	(260,740)	(655,825)	(164,298)		26,123	444,046	(610,694)
	639,220	246,369	(164,210)		78,600	(510,713)	289,266
Non-controlling interest						4,234	4,234
Total equity	639,220	246,369	(164,210)		78,600	(506,479)	293,500

Total liabilities and equity	1,163,787	12,816,185	546,226		237,743	(1,346,635)	13,417,306

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(ii)          As at December 31, 2007

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated
Assets
Current assets
Cash and cash equivalents	386,295	20,407	518		60,759	(1,441)	466,538
Financial assets at fair value through profit and loss	125,470	2,020,057	541,950			(547,138)	2,140,339
Trade accounts receivable		939,050			63,373	(64,495)	937,928
Inventories		99,459			726		100,185
Taxes recoverable	16,150	62,213			8,654		87,017
Prepaid expenses	438	144,551	1,200			49,697	195,886
Derivative financial instruments		62,967					62,967
Other receivables	55,359	109,350				(90,605)	74,104
	583,712	3,458,054	543,668		133,513	(653,982)	4,064,964
Non-current assets held for sale		62,286					62,286

Total current assets	583,712	3,520,340	543,668		133,512	(653,982)	4,127,250

Non-current assets
Deposits in guarantee		148,565			12,923		161,488
Deferred income tax and social contribution	2,629	2,122					4,751
Prepaid aircraft maintenance		119,633					119,633
Other non-current assets	1,164	117,004	9,983		1,964	(9,746)	104,709
Investments	1,992,691					(1,992,691)
Property, plant and equipment		5,754,374			(1,785)	12,910	5,781,159
Intangible assets		34,236				12	34,248

	1,996,484	6,175,934	9,983		13,102	(1,989,515)	6,205,988

Total assets	2,580,196	9,696,274	553,651		146,614	(2,643,497)	10,333,238

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated
Liabilities
Current liabilities
Accounts payable		407,156			66,894	(47,193)	426,856
Financial liabilities	23,147	1,174,839	7,076			(7,076)	1,197,986
Salaries and social charges	43	345,559			1,131	(110,026)	236,707
Deferred income		1,027,616			21,898		1,049,514
Taxes, charges and contributions	11	128,495			629		129,135
Interest on own capital and dividends		55,361				(23,308)	32,052
Other current liabilities	72,618	34,817			23,330		130,765
	95,819	3,173,843	7,076		113,882	(187,604)	3,203,016
Non-current liabilities
Financial liabilities	500,000	3,408,700	531,390			(531,390)	3,908,700
Deferred income		357,769					357,769
Provisions	(14)	761,077			3,514	5,119	769,696
Other non-current liabilities	(5,442)	185,277				5,442	185,277
	494,544	4,712,823	531,390		3,514	(520,829)	5,221,442
Total liabilities	590,363	7,886,666	538,466		117,396	(708,433)	8,424,458
Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	675,497	659,701	88		34,288	(694,077)	675,497
Other reserves	1,020,517	145,176			8,345	197,665	1,371,703
Retained earnings/ (Accumulated deficit)	297,254	1,005,000	15,097		(13,415)	(1,444,985)	(141,049)
	1,993,268	1,809,877	15,185		29,218	(1,941,397)	1,906,151
Non-controlling interest						2,629	2,629
Total equity	1,993,268	1,809,877	15,185		29,218	(1,938,768)	1,908,780

Total liabilities and equity	2,583,631	9,696,543	553,651		146,614	(2,647,201)	10,333,238

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(c)           Cash flow statement

(i)                  For the year ended December 31, 2010

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated

Cash flows generated from operating activities	174,042	949,357	198,098	(470,094)	151,035		1,002,438
Taxes paid		(53,409)		(30,170)			(83,579)
Interest paid	(45,406)	(159,513)	(38,299)		(38,840)		(282,058)

Net cash generated from operating activities	128,636	736,435	159,798	(500,264)	112,195		636,801

Cash flows from investing activities
Investments in restricted cash		(15,122)			(3,813)		(18,935)
Cash flows from investment acquired – Pantanal (Note 1.2)	(10,000)				956		(9,044)
Related parties
Loans	(20,051)	(27,285)			47,336
Receipt	18,327	5,769			(24,096)
Dividends and interest on own capital received	261,673					(261,673)
Proceeds from sale of property, plant and equipment (PPE) / intangible assets		27,028					27,028
Equtity investments		(1,564)				1,564
Acquisition of other investments		(59)				59
Purchases of property, plant and equipment		(71,255)		(958)	(12,400)		(84,613)
Purchases of intangible assets		(118,067)		(17,558)	(14)		(135,639)
Purchases of assets of TAM Milor including TAM Brands (Note 1.3)		(25,481)					(98,444)
Deposits in guarantee
Reimbursements		15,657					15,657
Deposits made		(9,485)					(9,485)
Pre delivery payments
Reimbursements		100,137			50,349		150,486
Payments		(216,264)			10		(216,254)

Net cash used in investing activities	249,949	(335,991)		(18,516)	58,328		(379,243)

Cash flows from financing activities
Proceeds from sale of treasury shares including exercise of stock options	3,355						3,355

Advance for future capital increase	12
Net cash received in a public offering of shares of subsidiary Multiplus (Note 1.1)				657,048			657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor (Note 1.3)						72,963	72,963
Dividends paid – TAM S.A.	(233,325)	(223,001)				223,001	(233,325)
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus and Mercosur				(29,033)	(1,288)	21,243	(9,078)
Related parties
Loans		624,144		2,000	(626,144)
Receipt		(292,266)			292,266
Short and long-term borrowings
Issuance		69,602					69,602
Repayment		(101,713)			(78,266)		(179,939)
Debentures
Repayment	(166,666)						(166,666)
Capital element of finance leases		(534,470)					(534,470)

Net cash (used in) generated from financing activities	(396,624)	(457,704)		630,015	(413,392)	311,195	(320,510)

Net increase (decrease) in cash and cash equivalents	(18,039)	(57,260)	159,798	111,235	(242,869)	(21,818)	(62,952)

Cash and cash equivalents at beginning of the year	131,952	923,375	181,988		616,209	(778,351)	1,075,172

Cash and cash equivalents at end of the year	113,913	866,115	341,786	111,235	373,340	(800,169)	1,012,220

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(ii)                For the year ended December 31, 2009

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated

Cash flows generated from operating activities	91,342	448,821	(220,596)	3,782	69,558	194,258	587,165
Taxes paid		(83,429)					(83,429)
Interest paid	(61,055)	(251,631)	(43,387)		(1,652)	45,092	(312,633)

Net cash generated from operating activities	30,287	113,761	(263,983)	3,782	67,906	239,350	191,103

Cash flows from investing activities
Investments in restricted cash		(79,370)					(79,370)
Interest on capital and dividends payable	74,693					(74,693)
Related parties	(19,250)	47,456				(28,206)
Proceeds from sale of property, plant and equipment (PPE) / intangible assets		35,869					35,869
Purchases of property, plant and equipment		(335,627)			731		(334,896)
Purchases of intangible assets		(131,513)			(3,783)		(135,296)
Deposits in guarantee
Reimbursements		60,697			3,645	(3,645)	60,697
Deposits made		(27,922)			(20,835)	20,835	(27,922)
Pre delivery payments
Reimbursements					38,818	(38,818)

Net cash used in investing activities	55,443	(430,410)		(3,783)	22,359	(124,527)	(480,918)

Cash flows from financing activities
Interest on capital and dividends payable		(47,057)			(27,636)	74,693
Short and long-term borrowings
Issuance		236,581					236,581
Repayment		(70,714)			(56,563)	56,563	(70,714)
Debentures
Issuance		592,686					592,686
Senior notes
Issuance		502,298			511,122	(511,122)	502,298
Capital element of finance leases		(567,649)					(567,649)

Net cash (used in) generated from financing activities		646,145			426,923	(379,866)	693,202

Net increase (decrease) in cash and cash equivalents	85,730	329,496	(263,983)	(1)	517,188	(265,043)	403,387

Cash and cash equivalents at beginning of the year	46,222	593,879	445,971		99,021	(513,308)	671,785

Cash and cash equivalents at end of the year	131,952	923,375	181,988	(1)	616,209	(778,351)	1,075,172

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(iii)              For the year ended December 31, 2008

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated

Cash flows generated from operating activities	349	1,905,969	(167,402)		(19,015)	184,576	1,904,477
Taxes paid		(58,443)					(58,443)
Interest paid	(57,393)	(246,132)					(303,525)

Net cash generated from operating activities	(57,044)	1,601,394	(167,402)		(19,015)	184,576	1,542,509

Cash flows from investing activities
Proceeds from sale of property, plant and equipment (PPE) / intangible assets		8,204					8,204
Purchases of property, plant and equipment		(627,523)			4,326	(14,286)	(637,483)
Purchases of intangible assets		(133,454)				(15)	(133,469)
Deposits in guarantee
Reimbursements		106,292					106,292
Deposits made		(30,503)			(12,502)	12,502	(30,503)
Pre delivery payments
Reimbursements		261,302					261,302
Payments		(217,688)					(217,688)

Net cash used in investing activities		(633,370)			(8,176)	(1,799)	(643,345)

Cash flows from financing activities
Repurchase / sale of treasury shares	(14,269)						(14,269)
Dividends paid to TAM’s stockholders	(63,713)	(8,352)					(72,065)
Short and long-term borrowings
Issuance		208,692					208,692
Repayment		(471,390)					(340,092)
Debentures
Repayment		(4,793)					(4,793)
Senior notes
Issuance			167,269			(167,269)
Capital element of finance leases		(340,092)					(340,092)

Net cash (used in) generated from financing activities	(77,982)	(615,935)	167,269			(167,269)	(693,917)

Net increase (decrease) in cash and cash equivalents	(135,026)	352,089	(133)		(27,191)	15,508	205,247

Cash and cash equivalents at beginning of the year	386,295	20,407	518		60,749	(1,441)	466,538

Cash and cash equivalents at end of the year	251,269	372,496	385		33,568	14,067	671,785

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(iv)               For the year ended December 31, 2007

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Multiplus	Others (non guarantors)	Consolidation adjustment	Consolidated

Cash flows generated from operating activities	199,651	568,717	(34,832)		(38,282)	(47,058)	724,760
Taxes paid		(65,528)					(65,528)
Interest paid	(65,620)	(220,939)					(220,939)

Net cash generated from operating activities	134,031	282,250	(34,832)		38,282	(47,058)	372,673

Cash flows from investing activities
Proceeds from sale of property, plant and equipment (PPE) / intangible assets		4,558					4,558
Investments in subsidiaries	(30)					30
Purchases of property, plant and equipment		(311,818)			4,988	(5,022)	(311,852)
Purchases of intangible assets		(37,071)					(37,071)
Deposits in guarantee
Reimbursements		21,011					21,011
Deposits made		(65,383)					(65,383)
Pre delivery payments
Reimbursements		401,977					401,977
Payments		(451,456)					(451,456)

Net cash used in investing activities	(30)	(438,182)			(4,988)	(4,992)	(438,216)

Cash flows from financing activities
Repurchase / sale of treasury shares	497						497
Dividends paid to TAM’s stockholders	(137,106)					(523)	(137,629)
Short and long-term borrowings
Issuance		638,105					638,105
Repayment		(591,857)					(591,857)
Debentures
Repayment		(19,957)					(19,957)
Senior notes
Issuance		607,080					607,080
Funds obtained			607,080			(607,080)
Capital element of finance leases		(263,664)					(263,664)

Net cash (used in) generated from financing activities	(136,609)	369,707	607,080			(607,603)	232,575

Net increase (decrease) in cash and cash equivalents	(2,608)	213,775	572,248		43,270	(659,633)	167,032

Cash and cash equivalents at beginning of the year	173,157	22,919	(571,730)		(29,037)	704,197	299,506

Cash and cash equivalents at end of the year	170,549	236,694	518		14,233	44,544	466,538

* * *