Form 20-F
period 2011-12-31
TAM AIRLINES S.A.; TAM CAPITAL INC.; TAM S.A.
filed 2012-03-26
CIK 1415933, 1415934, 1353691

As filed with the Securities and Exchange Commission on March 23, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

————————

FORM 20‑F

————————

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

55,816,683 Common Shares
100,390,098 Preferred Shares

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non‑accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b‑2 of the Exchange Act.

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

- ii -

INTRODUCTION

In this annual report (the "Annual Report"), "TAM S.A." or "TAM" refer to TAM S.A., a sociedade anônima de capital aberto organized under the laws of Brazil, "Multiplus" refers to Multiplus S.A., a sociedade anônima de capital aberto organized under the laws of Brazil, "Corsair" refers to Corsair Participações S.A., a sociedade anônima de capital fechado organized under the laws of Brazil, "TAM Linhas Aéreas" or "TLA" refer to TAM Linhas Aéreas S.A., a sociedade anônima de capital fechado organized under the laws of Brazil, "Pantanal" refers to Pantanal Linhas Aéreas S.A., a sociedade anônima de capital fechado organized under the laws of Brazil, "TAM Viagens" refers to Fidelidade Viagens e Turismo Limited, a sociedade limitada organized under the laws of Brazil, "TAM Mercosur" refers to Transportes Aéreos Del Mercosur S.A., a sociedade anônima de capital fechado organized under the laws of Paraguay, "TP Franchising" refers to TP Franchising Limited, a sociedade limitada organized under the laws of Brazil, "TAM Capital" refers to TAM Capital Inc., "TAM Capital 2" refers to TAM Capital 2 Inc., TAM Capital 3" refers to TAM Capital 3 Inc., "TAM Financial 1" refers to Tam Financial Services 1 Limited, "TAM Financial 2" refers to Tam Financial Services 2 Limited and "TAM Financial 3" refers to TAM Financial Services 3 Limited and each of TAM Capital, TAM Capital 2, TAM Capital 3, TAM Financial 1, TAM Financial 2 and TAM Financial 3 are exempted companies incorporated with limited liability in the Cayman Islands.  The terms "we," "our" and "us" refer to TAM S.A., its consolidated subsidiaries and each of the companies mentioned above, which are its controlled subsidiaries.  References to "preferred shares" and "ADSs" refer to the non‑voting preferred shares of TAM S.A. and the American depositary shares representing those preferred shares, respectively, except where the context otherwise requires.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We prepare our consolidated annual financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  Our consolidated financial statements have been prepared under the historical cost convention, which has been modified to include fair value measurement for derivative financial instruments.

Our audited consolidated annual financial statements as of and for the years ended December 31, 2011, 2010 and 2009, as included in this Annual Report, have been audited by our independent registered public accounting firm.

For ease of presentation, certain financial information contained in this Annual Report has been presented in U.S. dollars.  This Annual Report contains translations of various real amounts, before rounding, into U.S. dollars at specified rates solely for your convenience.  You should not construe these translations as representations by us that the real amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.  Unless otherwise indicated, we have translated the real amounts using a rate of R$1.8758 to U.S.$1.00, the U.S. dollar selling rate published by the Central Bank on December 31, 2011.  On March 21, 2012, the U.S. dollar selling rate published by the Central Bank was R$1.8267 to U.S.$1.00.

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

•                     whether the proposed business combination with LAN is approved by regulators, LAN's shareholders and other third parties, and whether any conditions required in order to obtain such approvals have been satisfied or waived;

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

The summary consolidated annual financial information as of and for the years ended December 31, 2011, 2010 and 2009, prepared in accordance with IFRS, is derived from our audited consolidated annual financial statements included elsewhere in this Annual Report, which have been audited by PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm.  The summary consolidated annual financial information as of and for the years ended December 31, 2008 and 2007, also prepared in accordance with IFRS, is derived from our audited consolidated annual financial statements for these years, which have not been included in this Annual Report but are included in the annual report on Form 20-F for the year ended December 31, 2010.

For your convenience, the following tables also contain U.S. dollar translations of the real amounts presented as of December 31, 2011, translated using the rate of R$1.88 to U.S.$1.00 published by the Central Bank.  On March 21, 2012, the U.S. dollar selling rate published by the Central Bank was R$1.83 to U.S.$1.00.

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

	As of December 31,
IFRS	2011	2011	2010	2009	2008	2007
	(U.S.$ millions)	(R$ millions)
Balance sheet data
Cash and cash equivalents	347	650	1,012	1,075	672	467
Financial assets at fair value through profit and loss	898	1,685	1,407	1,011	1,242	2,140
Trade accounts receivable	970	1,819	1,557	1,122	1,157	938
Total assets	8,521	15,985	14,497	12,940	13,417	10,333
Borrowings(1)	510	957	615	497	402	1,068
Finance lease obligations(1)	2,841	5,330	4,758	4,521	6,448	2,968
Debentures(1)	430	807	977	1,111	529	532
Advance ticket sales	333	625	942	1,008	820	807
Total equity	1,132	2,124	2,627	1,294	293	1,912
Total liabilities and equity	8,521	15,985	14,497	12,940	13,417	10,333

(1)       Refers to the total balance of current liabilities plus long-term liabilities.

	Year Ended December 31,
IFRS	2011	2011	2010	2009	2008	2007
	(U.S.$ millions)(1)	(R$ millions)(1)

Revenue	6,927	12,995	11,379	9,765	10,513	8,019
Operating expenses	(6,406)	(12,017)	(10,402)	(9,556)	(9,935)	(7,709)
Operating profit before movements in fair value of fuel derivatives	521	977	977	210	578	309
Movements in fair value of fuel derivatives	22	41	37	317	(1,273)	130
Operating (loss)/profit	543	1,018	1,014	527	(696)	440
Finance income	1,568	2,942	1,774	2,413	1,410	1,007
Finance cost	(2,205)	(4,136)	(1,672)	(1,041)	(3,006)	(755)
Derivatives designated as cash flow hedge	(4)	(7)	–	–	–	–
Profit / (loss) before income tax and social contribution	(97)	(183)	1,116	1,898	(2,292)	691
Income tax and social contribution	(42)	(79)	(447)	(649)	710	(214)
Profit/(loss) after tax (all continuing operations)	(139)	(262)	669	1,248	(1,581)	478
Attributable to
Non-controlling interest	39	74	32	1	1	0
Equity holders of TAM	(179)	(335)	637	1,247	(1,582)	477
Profit/(loss) after tax (all continuing operations)	(139)	(262)	669	1,248	(1,581)	478

Number of shares outstanding at year end (in thousands of shares):(2)
Common shares	55,817	55,817	55,817	50,195	50,195	59,792
Preferred shares	100,390	100,390	100,390	100,390	100,390	90,793
Total	156,207	156,207	156,207	150,585	150,585	150,585
Earnings (loss) per share (common and preferred) – in R$(2)
Basic	(1.15)	(2.15)	4.22	8.30	(10.52)	3.17
Diluted	(1.15)	(2.15)	4.20	8.29	(10.52)	3.15
Dividends declared per share:
Common shares (in reais and U.S. dollars)	0.10	0.19	1.00	1.58	0.27	0.21
Preferred shares (in reais and U.S. dollars)	0.10	0.19	1.00	1.58	0.27	0.21
Dividends declared per ADS (in reais and U.S. dollars)	0.10	0.19	1.00	1.58	0.27	0.21

(1)       Except per share information and where otherwise indicated.

(2)       In 2008, there was a conversion of common shares to preferred shares by a relevant shareholder.

	Year Ended December 31,
Operating Data Computed Using Financial Information Under IFRS	2011	2011	2010	2009	2008	2007
	(U.S.$)	(R$)
Operating data
RASK (cents/centavos)(1)	8.83	16.57	15.91	15.09	17.78	16.85
RASK domestic (cents/centavos)(2)	6.49	12.18	12.71	13.34	16.80	15.16
RASK international (cents/centavos)(2)	6.73	12.62	11.91	10.32	12.74	12.56
Yield domestic (cents/centavos)	9.97	18.71	19.78	21.60	25.90	22.62
Yield international (cents/centavos)	8.29	15.55	15.09	14.26	16.87	17.55
CASK (cents/centavos)	8.17	15.33	14.54	14.76	17.40	16.20
CASK except fuel (cents/centavos)	5.33	9.99	9.72	10.53	10.52	10.87
Average tariff (dollars/reais)	141.55	265.54	264.96	268.11	298.07	250.04

(1)       Includes passenger, cargo and other revenue.

(2)       Includes passenger revenue.

	Year Ended December 31,
Additional Operating Data	2011	2010	2009	2008	2007

Paid passengers transported (thousands)	37,692	34,556	30,407	30,144	27,850
RPK (millions)	57,654	51,450	44,148	40,518	33,500
ASK (millions)	78,416	71,532	64,720	57,091	47,599
Load factor — %	73,5%	71.9%	68.2%	71.0%	70.4%
Break‑even load factor (BELF) — %	68.0%	65.7%	66.7%	67.1%	67.7%
Block hours	668,494	625,881	566,006	523,114	462,380
Kilometers flown — km (thousands)	415,656	376,785	340,545	309,625	273,056
Liters of fuel	2,731,672	2,480,331	2,216,168	2,047,756	1,739,430
Number of employees	29,852	28,193	24,282	24,389	20,469
Average aircraft use during the period (hours per day)	13.0	12.9	12.5	13.4	13.4
Take‑offs	327,357	303,496	285,006	274,856	261,171
Average leg (km)	1,270	1,214	1,195	1,126	1,046

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

The following tables set forth the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated:

	Exchange Rates of Reais per U.S. $1.00
Year Ended	Low	High	Average(1)	Period End
December 31, 2007	1.733	2.156	1.944	1.771
December 31, 2008	1.559	2.500	1.837	2.337
December 31, 2009	1.702	2.422	1.998	1.741
December 31, 2010	1.655	1.881	1.759	1.666
December 31, 2011	1.535	1.902	1.675	1.876

(1)       Represents the daily average rate during each of the relevant periods.

Source:  Central Bank.

	Exchange Rates of Reais per U.S. $1.00
Month Ended	Low	High	Period End
July 2011	1.535	1.564	1.556
August 2011	1.555	1.633	1.587
September 2011	1.604	1.902	1.854
October 2011	1.689	1.886	1.689
November 2011	1.727	1.894	1.811
December 2011	1.783	1.876	1.876
January 2012	1.739	1.868	1.739
February 2012	1.702	1.738	1.709
March 2012 (through March 21)	1.715	1.827	1.827

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

TAM's proposed combination with LAN will involve an exchange offer (the "exchange offer").  See the section titled "Item 4. Information on the Company - Business Overview - Proposed Combination with LAN" for a description of the exchange offer and the corporate steps to effect the proposed combination.  The completion of the exchange offer is subject to certain conditions set forth in the transaction agreements, including:

Delisting Condition

•                The number of qualifying minority shares that are held by “agreeing shareholders” must be more than 66 2/3% of the total number of qualifying minority shares that are held by agreeing shareholders and disagreeing shareholders (this is the minimum threshold required to cause our deregistration as a public company in Brazil with CVM and the delisting of our shares from Bovespa).

o       A holder will be deemed to be an “agreeing shareholder” with respect to its qualifying minority shares only if such holder:

▪  validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and does not withdraw such shares from the exchange offer; or

▪  qualifies such qualifying minority shares for participation in the auction, the process by which holders of TAM shares will tender those shares, or "Auction", and:

•         tenders such shares into, and does not withdraw them from, the Auction; and/or

•         indicates on the qualification form (a copy of which will be included with the letter of transmittal) that it agrees with our deregistration as a public company in Brazil with CVM.

o       A holder will be deemed to be a “disagreeing shareholder” with respect to its qualifying minority shares only if such holder:

▪  validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and subsequently withdraws such shares from the exchange offer; or

▪  qualifies such qualifying minority shares for participation in the Auction and:

•         does not tender such shares in the Auction; and/or

•         indicates on the qualification form (a copy of which will be included with the letter of transmittal) that it disagrees with our deregistration as a public company in Brazil with CVM.

o       For purposes of the delisting condition, “qualifying minority shares” mean all our outstanding shares not represented by our ADSs and all our outstanding ADSs, in each case that are not owned by us, our controlling shareholders, any of their related persons (“pessoas vinculadas”) or any of our directors or executive officers.

 The delisting condition will not be waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the merger will not be completed.

Squeeze-out Condition

•                The sum of (i) the number of our shares and our ADSs validly tendered into, and not withdrawn from, the exchange offer and (ii) the number of our shares beneficially owned by our controlling shareholders (which represented approximately 46.63% of our outstanding shares as of March 1, 2012), represents more than 95% of the total number of our outstanding shares (including those represented by our ADSs) (this is the minimum acquisition threshold required under applicable Brazilian law to give us the right to compulsorily redeem any of our shares (including those represented by our ADSs) not owned by LAN or Holdco I S.A. ("Holdco I") after completion of the exchange offer, the mergers and the other transactions described in this offer to exchange/prospectus); and

•                The absence of certain actions, events or circumstances that, individually or in the aggregate, have had an adverse effect on our businesses, revenues, operations or financial condition and our subsidiaries, taken as a whole, in all material respects.

Certain of these conditions, including the delisting condition, may not be waived without written agreement of both LAN and the TAM controlling shareholders, and neither LAN nor the TAM controlling shareholders have any obligation to waive any conditions not satisfied on or prior to the expiration of the exchange offer. If a party whose waiver is required with respect to an unsatisfied condition refuses to grant such waiver, the exchange offer will not be completed. In addition, the obligation of the TAM controlling shareholders under the transaction agreements to make and pay the subscription for TEP Chile S.A. ("TEP Chile") shares by contributing to TEP Chile all of their TAM shares and TEP Chile’s obligation to pay for the subscriptions of Sister Holdco shares and Holdco I shares by contributing to Holdco I and Sister Holdco S.A. ("Sister Holdco") all of the TAM shares contributed to it by the TAM controlling shareholders prior to the completion of the exchange offer is subject to certain conditions relating to the operations and business of LAN and certain events outside of LAN’s and TAM’s control. Payment of such subscriptions is a condition to the completion of the exchange offer. If any of these conditions is not satisfied or waived, the exchange offer and mergers will not be completed.

Any delay in completing the proposed combination may reduce or eliminate the benefits TAM expects to be achieved as a result of the proposed combination.

The proposed combination is subject to a number of conditions beyond TAM's control that may prevent, delay or otherwise materially adversely affect its completion.  TAM cannot predict whether or when these other conditions will be satisfied.  Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the proposed combination for a significant period of time or prevent it from occurring.  Any delay in completing the proposed combination could limit the ability of the combined companies to realize some or all of the synergies that TAM expects to achieve if the proposed combination is successfully completed within its expected time frame.

Failure to complete the proposed combination could negatively impact TAM's stock price and future business and financial results.

If the proposed combination is not completed, TAM's ongoing businesses may be adversely affected, and TAM would be subject to several risks, including the following:

•                     being required to pay a termination fee to LAN of U.S.$200 million and reimburse up to U.S.$25 million of LAN's expenses under certain circumstances provided in the transaction agreements;

•                     having to pay certain costs relating to the proposed combination, such as legal, accounting, financial advisor and printing fees; and

•                     having had TAM's management focus on the proposed combination instead of pursuing other opportunities that could have been beneficial to TAM.

If the proposed combination is not completed, TAM cannot assure its stockholders that these risks will not materialize and will not materially adversely affect TAM's business, financial results and stock price.

The transaction agreements contain provisions that could discourage a potential competing acquirer of TAM.

The transaction agreements require the board of directors of TAM to recommend that the holders of TAM shares and TAM ADSs tender such shares into the exchange offer but do not permit them to withdraw or adversely modify that recommendation.  The transaction agreements also contain “no shop” provisions that prohibit TAM and the TAM controlling shareholders from, directly or indirectly, soliciting, initiating or encouraging any competing third-party proposals, including acquisitions of equity securities or material assets of TAM and its subsidiaries, and there are no exceptions to these provisions.  In addition, if the transaction agreements are terminated under certain circumstances, LAN or TAM may be required to pay to the other party a termination fee of U.S.$200 million and to reimburse expenses incurred by the other party in connection with the transaction agreements and the proposed combination.  These provisions could discourage a third party that might have an interest in a competing transaction from considering or proposing that transaction, even if it were prepared to pay consideration with a value per share higher than the consideration the holders of TAM shares and TAM ADSs may receive pursuant to the exchange offer and the mergers, or might result in the third party proposing to pay a lower price to the holders of TAM shares and TAM ADSs than it might otherwise have proposed to pay because of the added expense of the U.S.$200 million termination fee and expense reimbursement that may become payable in certain circumstances.

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

TAM has incurred and expects to continue to incur substantial expenses in connection with the proposed combination and the integration of TAM and LAN.  LAN and TAM incurred approximately U.S.$15 million in non-recurring expense in connection with the proposed combination in 2011 and they expect to incur U.S.$25 million in 2012. These costs and expenses include financial advisory, legal and accounting fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable regardless of whether the proposed combination is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the proposed combination. While both TAM and LAN have assumed that a certain level of expenses would be incurred in connection with these transactions, there are many factors beyond TAM's control that could affect the total amount or the timing of the integration expenses.

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

In addition, TAM expects to prepay all amounts due on the debentures it issued in 2006 prior to the completion of the exchange offer and the mergers.  In 2006, TAM became the first Brazilian airline to register a program for the issuance of debentures with the CVM.  In August 2006, TAM offered R$500 million in principal amount of debentures pursuant to this program, of which R$166 million are still outstanding.  The final maturity date of these debentures is August 2012.  The terms of the debentures require TAM to prepay all amounts due on the debentures upon cancellation of the registration of TAM as a public company in Brazil with CVM, which cancellation will occur if the delisting condition  is satisfied.

TAM and LAN may be unable to fully realize the anticipated benefits of the proposed combination.

The proposed combination involves bringing together two large and complex businesses that currently operate as independent public companies.  The combined companies will be required to devote significant management attention and resources to integrating certain aspects of the business practices and operations of TAM and LAN.  The success of the proposed combination will depend, in part, on the combined companies' ability to realize anticipated revenue synergies, cost savings and growth opportunities by combining the businesses of TAM and LAN.  TAM hopes to generate synergies resulting from the consolidation of capabilities, rationalization of operations and headcount, greater efficiencies from increased scale and market integration, new product and service offerings and organic growth.  There is a risk, however, that TAM and LAN may not be able to combine their respective businesses in a manner that permits the combined companies to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts it currently expects, or at all.  Potential difficulties the combined companies may encounter as part of the integration process include, among other things:

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

In addition, TAM and LAN have operated and, until the completion of the proposed combination, will continue to operate under their existing separate airline certificates.  It is possible that the integration process could result in diversion of management’s attention from their normal areas of responsibility to address integration issues; and the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies; each of which could adversely affect each company’s ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the proposed combination, and could increase costs or reduce each company’s earnings or otherwise adversely affect the businesses, financial condition, results of operations and/or prospects of the combined companies following the completion of the exchange offer and the mergers.  Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits that result from the proposed combination may be lower and may take a longer time to achieve than TAM currently expects.

The integration of two large companies also presents significant management challenges.  In order to achieve the anticipated benefits of the proposed combination of TAM and LAN, the operations of the two companies will need to be reorganized and their resources will need to be combined in a timely and flexible manner.  There can be no assurance that TAM and LAN will be able to implement these steps as anticipated or at all.  If TAM or LAN fail to achieve the planned restructuring effectively within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected synergies, cost savings and growth opportunities fail to materialize, the exchange offer, the mergers and the other combination transactions may not produce the benefits TAM currently anticipates.

The proposed combination will involve a delisting exchange offer under Brazilian law pursuant to which there will be a statutory squeeze‑out if applicable requirements are met.

TAM's proposed combination with LAN will involve an exchange offer to be structured as a delisting exchange offer under Brazilian law.  See the section entitled "Item 4. Information on the Company – Business Overview – Proposed Combination with LAN" for a description of the exchange offer and the corporate steps to effect the proposed combination.  If the number of TAM shares validly tendered as part of the exchange offer is sufficient so that the sum of (A) the total number of TAM shares that have accepted the exchange offer and (B) the number of TAM shares owned by the TAM controlling shareholder is more than 95% of TAM's outstanding shares (including those represented by TAM ADSs), LAN will conduct a statutory squeeze‑out under Brazilian law of all TAM shares that do not accept the exchange offer after completion of the proposed combination.  If this statutory squeeze‑out occurs, a holder of non‑tendered shares would be forced to sell its shares to LAN and receive cash in an amount equal to the product of (i) the number of LAN ADSs or LAN BDSs that it would have received pursuant to the exchange offer in respect of its non‑tendered shares (assuming it would have received fractional shares), and (ii) the closing price of the LAN common shares on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) on the last trading day immediately preceding the day on which the exchange offer is completed.

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

As a result of inflationary pressures, the Brazilian currency has depreciated frequently over the past decade.  Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Although long‑term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies.  In 2002, the real fell 34.3% against the U.S. dollar, caused in part by political uncertainties involving the presidential election in Brazil and the global economic recession.  Notwithstanding the fact that the real appreciated 13.4%, 9.5% and 17.2% against the U.S. dollar in 2005, 2006 and 2007 respectively, from mid‑2008 through the end of that year, the real depreciated 31.9% against the U.S. dollar as a result of the ongoing global financial crisis.  However, in 2009, the real appreciated 25.5% against the U.S. dollar, as reported by the Central Bank and in 2010, the real appreciated 4.3% against the U.S. dollar.  In 2011, the real depreciated 12.6% against the U.S. dollar.  On December 31, 2011, the exchange rate was R$1.8267 per U.S. dollar and on March 21, 2011, the exchange rate was R$1.7697 per U.S. dollar.  We cannot assure you that the real will not depreciate or appreciate substantially against the U.S. dollar in the future.

The majority of our revenues are denominated in reais, and a significant portion of our operating expenses (such as fuel, aircraft and engine maintenance, aircraft leasing and insurance payments, parts and engines) are denominated in, or linked to, the U.S. dollar or other foreign currencies.  In the event that we are unable to adjust our prices or to obtain protection through hedging transactions, depreciation in the real would reduce our profit margins and/or cause operating losses as a result of increased expenses.  Devaluations in the real against the U.S. dollar or other foreign currencies also create inflationary pressures, which can restrict our access to foreign financial markets and lead to government intervention (including the implementation of recessionary policies to curb aggregate demand).  Exchange rate instability may adversely affect our business, financial condition, results of operations and the trading price of our ADSs and preferred shares.

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

Since the introduction of the real in 1994, Brazil's inflation rate has been substantially lower than in previous periods.  However, inflationary pressures persist.  According to the General Price Index (Índice Geral de Preços‑Mercado, or IGP‑M), Brazilian inflation rates were 7.7%, 9.8%, ‑1.7%, 11.3% and 5.1% in 2007, 2008, 2009, 2010 and 2011 respectively.  According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or "IPCA"), Brazilian inflation rates were 4.5%, 5.9%, 4.3%, 5.9% and 6.5% in 2007, 2008, 2009, 2010 and 2011, respectively.

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

Since 2008, the continuation of the economic crisis in Europe, particularly in Greece, Spain, Italy and Portugal, has continued to reduce investor confidence globally, as has the recent earthquake in Japan and the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor’s on August 6, 2011.  These ongoing events could negatively affect our ability and the ability of other Brazilian financial institutions to obtain financing in the global capital markets, as well as weaken the recovery and growth of the Brazilian and/or foreign economies and cause volatility in the Brazilian capital markets.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.

We are exposed to the risk of interest rate variations, principally in relation to the Long Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), with respect to loans denominated in reais, the Interbank Deposit Rate, or DI Rate, and with respect to operating and finance leases denominated in U.S. dollars, the London Interbank Offer Rate, or LIBOR.

Beginning in 2003, as inflationary pressures eased, the CMN, the highest monetary regulatory body in the Brazilian government, decreased the TJLP.  As of December 31, 2008, the TJLP was 6.25% and as of December 31, 2009, the TJLP was 6.0%.  As of December 31, 2010, the TJLP was 6.0%, and, as of December 31, 2011, the TJLP was 6.0%.  The DI Rate as of December 31, 2008 was 13.6% and as of December 31, 2009, the DI Rate was 8.55%.  As of December 31, 2010, the DI Rate was 10.6% and, as of December 31, 2011, the DI Rate was 10.9%.  The LIBOR as of December 31, 2008 was 1.4% and as of December 31, 2009, it was 0.3%.  As of December 31, 2010, the LIBOR was 0.3% and, as of December 31, 2011, the LIBOR was 0.6%.  Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates, which may have an adverse effect on our business.

In addition, our repayments under many of our operating and finance leases are linked to LIBOR, and we are exposed to the risk of variations in LIBOR.  As of December 31, 2011, the estimated future payments due on our operating and finance lease contracts linked to LIBOR amounted to U.S.$3.2 billion.

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

Operation of air transportation services, as well as airport infrastructure, is an exclusive right of the Brazilian government, which may choose to provide these services directly or through third parties by means of concessions or permits.  Our concession to operate public air transportation was obtained on December 9, 1996 and renewed on December 9, 2011, and it is valid until December 9, 2021.  We cannot assure you that we will be able to automatically renew our concession.  See "Item 4. Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Overview — Air transportation services concession."

Our growth plans include expanding into new markets, increasing flight frequency and expanding our fleet, which consisted of 161 aircraft (154 aircraft excluding the 5 ATRs and 2 A340 which, as of the date of the Annual Report, were not in operation) at the end of 2011.  ANAC has actively monitored the developments of Brazil's airline market and has taken restrictive measures to help restore greater stability in the industry.  Accordingly, our capacity to grow is dependent on receiving the necessary authorizations from ANAC and the Bureau of International Relations (Superintendência de Relações Internacionais, or "SRI").  We cannot assure you that we will obtain all necessary authorizations in the future and any failure to do so would require us to re‑evaluate our strategies.

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

Fuel expenses represent a significant portion of operating expenses for airlines in general, and fuel prices have risen significantly in recent periods.  For the year ended December 31, 2011, fuel expenses represented 35% of our operating expenses (33% for the year ended December 31, 2010).

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

Fuel prices reached record levels during the middle of 2008, but decreased substantially in the second half of that year.  However, in 2009 and in 2010, this trend reversed and fuel prices became more volatile.  In 2010, fuel prices increased by approximately 14% in Brazil, following the global trend of price correction after 2009´s high volatility.  In 2011, fuel prices in Brazil increased 33% following the global increase in the jet-kerosene margins for global refineries.  Jet fuel expenses have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in global supply, as well as market speculation.  In addition, some of our competitors may be able to obtain fuel on better terms with respect to price.  Significant increases in fuel expenses (or in the relative price we pay for fuel compared to our competitors) may harm our financial condition and results of operations in the event that it is not possible for us to pass on price increases to passengers through our fares (or in the event that competitors can decrease their prices relative to ours and take market share from us).

Substantial fluctuations in fuel prices or decreased availability of sufficient quantities of fuel may harm the Brazilian civil aviation market and our business if we cannot pass those cost increases on to passengers through our fares or our fuel hedging arrangements become more expensive.  Since 2006, we have routinely hedged our future fuel requirements.  However, there can be no assurance that, at any given point in time, our hedge contracts will provide any particular level of protection against increased fuel costs (or that our counterparties will be able to perform under our hedge contracts, such as in the case of a counterparty's bankruptcy).  Additionally, deterioration in our financial condition could negatively affect our ability to enter into new hedge contracts in the future.  The Financial Risk Management Policy initially established in 2006 was revised in 2009 so as to reflect the evolution in the understanding of risk by the Company.  Thus, the hedging horizon was expanded to five years (quarterly rolling) with minimum levels of protection set at 20% for the first 12 months and 10% for the following 12 months with a maximum of 60% during the whole period, compared to the previous minimum of 30% and maximum of 80%.

The decrease in fuel prices in the latter half of 2008 had the effect of increasing the costs associated with our fuel hedging arrangements, so that we recorded a liability of R$1.1 billion as of December 31, 2008 as a result of those arrangements.  In 2010, fuel prices increased thereby increasing our fuel price variation costs.  In 2011, fuel prices have shown volatility and our fuel hedging transactions and adjustments to our price margins might not be sufficient to protect us from fuel price variations, in which case our results of operations could be significantly and adversely affected.

Airlines have significant fixed expenses that may harm our ability to attain our strategic goals.

As is the case with other airlines, we have high fixed expenses (arising principally from aircraft lease agreements).  We expect to incur additional fixed expenses and contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy.  As of December 31, 2011, we had firm commitments to purchase 116 aircraft, with an aggregate manufacturer's list price of approximately U.S.$10.5 billion. In 2011, we announced that we had ordered 32 Airbus A320 family aircraft and two Boeing 777-300ER aircraft.  Out of this order, 22 of the Airbus A320 family aircraft are the new model A320neo.  These aircraft will be delivered between 2016 and 2018.  The engine option will be announced at a later date.  We will require substantial capital from external sources to meet our future financial commitments.  Volatility in global financial markets may make it difficult for us to obtain financing for new aircraft on favorable terms.

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

TAM, together with its former and current controlling shareholders, TEP and the Amaro family, entered into agreements to combine with LAN, and its respective controlling shareholders to effect a proposed business combination of LAN and TAM.  For additional risks related to this proposed business combination, see "– Risks Related to TAM's Proposed Combination with LAN" above.

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

As of December 31, 2011, we had firm commitments to purchase 116 aircraft, with an aggregate manufacturer's list price of approximately U.S.$10.5 billion. In 2011, we announced that we had ordered 32 Airbus A320 family aircraft and two Boeing 777-300ER aircraft.  Out of this order, 22 of the Airbus A320 family aircraft are the new model A320neo.  These aircraft will be delivered between 2016 and 2018.  Any disruption or change in the manufacturers' delivery schedules for these new aircraft will affect our operations and would negatively affect our financial condition and results of operations because we would not be able to accommodate increased passenger demand.  Our ability to obtain these new aircraft from Airbus or Boeing may be affected by several factors, including (i) Airbus or Boeing may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed under the aircraft delivery contracts, (ii) the occurrence of a fire, strike or other event affecting Airbus' or Boeing's ability to fulfill its contractual obligations in a complete and timely fashion and (iii) any inability on our part to obtain aircraft financing or any refusal by Airbus or Boeing to provide financial support.  Our operations may also be affected by any failure or inability of Airbus or Boeing (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance.  Any such suspension of operations would decrease passenger revenue and adversely affect our financial condition.

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

In 2010, a volcanic eruption in Iceland affected our operations in London, Paris, Frankfurt and Milan between April 15th and April 21st.  We had to cancel 56 flights, which represented approximately 2% of our international flights scheduled for that month.  In June and July 2011, volcanic ash from the eruption of the Puyehue volcano in southern Chile affected air traffic throughout the region.  Our international South American operations were the most affected by the eruption; however, our domestic operations were also affected.  While these volcanic eruptions had only a small effect on our operations, if a volcanic eruption occurs that requires us to cancel a large number of flights, our revenues may be adversely affected.  We cannot guarantee that further cancellations will not happen due to the same or other volcanic eruptions.

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

Our principal shareholder, the Amaro family, collectively controls 85.4% of our common stock and has the power to, among other things, (i) elect the majority of our directors and (ii) control the results of any proposal requiring shareholder approval (including transactions with related parties, corporate re‑organization, sales of assets and the timing and conditions of payment of any future dividends, subject to the minimum mandatory dividend distribution requirements under Brazilian corporation law).  Our principal shareholders have the power to approve transactions that might not be in the interests of other shareholders and may prevent or frustrate any attempts to remove our current directors or executive officers.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.            History and Development of the Company

General

TAM S.A. is a holding company founded in May 1997 under the name CIT — Companhia de Investimentos em Transportes for the specific purpose of participating in, managing and consolidating shareholdings in airlines.  In November 1997, we implemented a corporate restructuring that increased CIT — Companhia de Investimentos em Transportes'  stake  in TAM Taxi Aéreo Marília S.A. ("TAM Marília"), a sociedade anônima de capital fechado organized under the laws of Brazil.  We also changed our corporate name to TAM — Companhia de Investimentos em Transportes.  In September 2002, we again changed our corporate name to TAM S.A.  We currently hold ownership interests in TAM Linhas Aéreas, TAM Mercosur, TP Franchising, Multiplus and Corsair.  TAM Linhas Aéreas holds an ownership interest in TAM Viagens, TAM Capital, TAM Capital 2, TAM Capital 3, TAM Financial 1, TAM Financial 2 and TAM Financial 3.

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

In 1993, we launched the TAM Fidelidade Program (the first airline loyalty program in Brazil) in order to incentivize existing customers to fly with us more often and to attract new customers.  In 1998, we inaugurated our first international flight between São Paulo and Miami.  In 1999, we initiated flights to Paris through a codeshare agreement with Air France.

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

In 2008, we began operating the Boeing 777‑300ER, our largest passenger capacity aircraft.  The Boeing 777‑300ER currently transports up to 365 passengers on our routes connecting Brazil, Germany, England and Chile.  These Boeing aircraft were financed by a structured deal with a financial guarantee from the Export‑Import Bank of the United States ("Ex‑Im Bank") and included the participation of four international financial institutions:  Calyon, Natixis, Private Export Funding Corporation (Pefco) and Société Générale.  In that same year, we finalized the phase‑out program of the Fokker 100 (100‑seat aircraft) from our fleet and returned our MD‑11s, older and less efficient aircraft that we had used to operate some of our long haul routes.

In 2009, TAM Linhas Aéreas incorporated TAM Capital 2, a wholly‑owned subsidiary organized under the laws of the Cayman Islands, for the purpose of issuing U.S.$300 million 9.5% senior guaranteed notes due 2020 on October 22, 2009.

In 2009, we also incorporated a new company, Multiplus, which established a network of loyalty programs that allows TAM customers to accrue loyalty points from a wide array of product and service providers.  In February 2010, Multiplus conducted an initial public offering of its common shares, which reduced our ownership in Multiplus from 100% to 73%.  See "Item 4 — Information on the Company — B. Business Overview — Competitive Advantages" and "Item 4 — Information on the Company — C. Organizational Structure".  As of December 31, 2011, we held 73.14% of Multiplus' common shares.

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

On May 13, 2010, TAM became a full member of the Star Alliance, the largest global alliance in commercial aviation based on the number of members and geographical coverage.  During 2008, our integration into the Star Alliance began with experts from TAM, its mentor in the alliance, United, and the Star Alliance, teaming up to ensure we complied with the requirements set by the Star Alliance.  These requirements include, for example, compatibility with StarNet, the Star Alliance's IT backbone, implementing the Star Alliance IT platform and implementing common guidelines for loyalty programs and customer service.  As a result of our successful integration, we now share products and services in the 1,290 airports and 189 countries served by the Star Alliance members.  Star Alliance services include baggage check‑in to final destinations, easier connections and the convenience of more than 990 lounges.  Another benefit for our passengers is the integration of all Star Alliance members' frequent flyer programs, which allows the accrual of points/miles among all members, provides more redemption options and offers additional benefits for the top tier members, like priority boarding and baggage delivery.

On July 13, 2010, our Board of Directors approved the acquisition, through our subsidiary TAM Linhas Aéreas, of all of the outstanding shares of TAM Milor - Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") held by individuals that are also shareholders of TAM, and TAM Milor was merged into TLA in March 2011.

In January 2011, TAM, together with its former and current controlling shareholders, TEP and the Amaro family, entered into agreements with LAN, and its respective controlling shareholders to effect a proposed business combination of LAN and TAM.

On January 27, 2011, LAN signed an out-of-court agreement with the Fiscalía Nacional Económica (“FNE”), the Chilean antitrust authority, in connection with an ongoing investigation by the FNE regarding the potential competitive impacts of a business combination between LAN and TAM.  On the same date, this agreement was submitted to the Tribunal de Defensa de la Libre Competencia (“TDLC”), Chile’s antitrust court.  On January 28, 2011, in response to a petition filed by a Chilean consumer association the TDLC decided not to review the FNE agreement, and instead, it submitted the business combination between LAN and TAM for TDLC approval (a procedure permitted by the Chilean antitrust laws).  This could delay the merger, and LAN and TAM cannot complete the business combination until this procedure is completed and TLDC renders a final decision approving the transaction.

On March 1, 2011, the Agência Nacional de Aviação Civil (“ANAC”), Brazil’s aviation authority, approved the requested transfer of the shares representing TAM’s equity capital, which will allow TAM to implement the transaction and business combination with LAN.

On April 13, 2011, LAN filed an expedited procedure allowed by Chilean law.  Under this procedure, if the applicant, in this case LAN, accepts the recommendations suggested by the FNE, the TDLC is obligated to convene a public hearing.  On April 20, 2011, the TDLC announced that the public hearing would take place on May 26, 2011.  On May 26, 2011, a public hearing took place as scheduled by the TDLC where interested parties provided their opinions regarding the business combination.

During the third quarter, 2011, we obtained approvals from Chile’s antitrust court (TDLC) and Spain’s antitrust authority to continue with the merger transaction.  No further antitrust approvals are required in Europe.  In the Supreme Court of Chile, we appealed three of the mitigation measures imposed by the TDLC.  We believe that the appeal process will not delay our plans to complete the merger.

In the fourth quarter of 2011, the transaction received the approval from CADE, Brazil’s antitrust authority, the last of the antitrust approvals necessary for the merger.  On December 21, 2011, LAN held a shareholders’ meeting where a majority approved the transaction.  Shareholders representing only 0.00229% of the shares exercised their appraisal rights, a percentage substantially below the 2.5% maximum expected limit.  TAM’s shareholder’s meeting was held on January 3, 2012, where TAM shareholders unanimously approved the appraisal report of Banco Bradesco BBI S.A. regarding the exchange ratio of shares between the two companies.  Furthermore, on November 15, 2011 a preliminary version of the exchange offer prospectus (Form F-4) was filed with the SEC.  On January 18, 2012, a preliminary version of the Edital, terms and conditions of the exchange offer, was filed with Brazil’s Commisao de Valores Mobiliarios ("CVM"). Amendments No. 1 and No. 2 to the Form F-4 were filed on February 9, 2012 and March 12, 2012, respectively.

LAN will launch the exchange offer promptly after all required registrations with securities authorities are complete and Chile’s Supreme Court has resolved LAN’s pending appeal regarding the carve-outs imposed by the TDLC. We expect that this will occur before the end of the first of half of 2012. See " — B. Business Overview - Proposed Combination with LAN " below.

On March 29, 2011, TAM signed a non binding memorandum of understanding with TRIP Linhas Aéreas S.A. ("TRIP") announcing ongoing negotiations between the two companies to identify possible expansion opportunities through the development of a strategic alliance agreement that would be complementary to TAM's existing codeshare agreement with TRIP.  Pursuant to the signed term sheet, TAM will seek to acquire a minority stake (31%) of TRIP's capital stock.  We believe this potential transaction will help TAM capture additional market growth in medium density route markets.

On May 18, 2011, TAM Linhas Aéreas incorporated TAM Capital 3, a wholly-owned subsidiary organized under the laws of the Cayman Islands.  On June 3, 2011, TAM Capital 3 Inc. concluded an offering of U.S.$500 milion 8.375% senior guaranteed notes due 2021.  The notes are guaranteed by TAM S.A. and TAM Linhas Aéreas.  Interest is payable semi-annually and the maturity date is June 3, 2021.

On June 2, 2011, TAM Linhas Aéreas incorporated TAM Financial 3, a wholly-owned subsidiary organized under the laws of the Cayman Islands, for the purpose of aircraft acquisition and financing.

On December 19, 2011, TAM S.A. incorporated Corsair Participações S.A., as wholly-owned subsidiary organized under the laws of the Brazil, for the specific purpose of participating in, managing and consolidating shareholdings companies.

On December 27, 2011, the liabilities of Pantanal, which are subject to a repayment plan under bankruptcy proceedings, were transferred to Corsair.  On December 29, 2011, Pantanal merged into TAM Linhas Aéreas.

Capital Investments

During 2011, we invested R$143 million in cash in fixed assets, primarily for aircraft acquisitions.  We also invested cash to increase our intangible assets by R$80.0 million.  During 2011 we also invested R$705.6 million in flight equipment using capital leases and R$33.7 million in other fixed assets using finance leases.  During 2010, we invested R$84.6 million in cash in fixed assets, primarily due to aircraft acquisition.  We also invested R$234.1 million in cash in intangible assets, including software and the acquisition of the "TAM" brands through our acquisition of TAM Milor, which totaled R$98.4 million in cash and R$71.4 million through the issuance of shares.  During 2009, we invested R$334.9 million in fixed assets, primarily due to aircraft acquisition and replacement parts for our fleet, and R$135.3 million in intangible assets.

For more information on our capital investments, see below "Item 5 — Operating and Financial Review and Prospects — B. Liquidity and Capital Resources".

B.            Business Overview

Overview

We provide scheduled air transportation in both the domestic market and the international market through our operating subsidiaries, TAM Linhas Aéreas and TAM Mercosur, and from March 2010 to December 29, 2011, through Pantanal.  According to data provided by ANAC, we are the leading airline in the domestic market, with a 40.5% market share as of December 2011 and a 44.1% and 41.2% market share as of December 2010 and December 2009, respectively, as measured in RPKs.  We offer flights throughout Brazil.  Of all Brazilian airlines, we serve, together with our commercial partners, the largest number of destinations in Brazil.  We operate scheduled passenger and cargo air transport routes to 43, and through regional alliances with other airlines, we serve an additional 49 domestic airports.  In total we serve 92 domestic airports.  We also directly serve 19 international airports, and provide connections to other destinations through commercial agreements with United Airlines, Lufthansa, TAP, LAN and other airlines.  We offer convenience to our passengers by offering frequent and direct flights to and from all major domestic airports at competitive prices.  In 2011, we transported approximately 31.9 million passengers on domestic flights compared approximately 29.3 million passengers in 2010.  In 2009, we transported approximately 25.8 million in the domestic market.  In the international market, we transported 5.8 million passengers in 2011 compared to 5.2 million passengers in 2010, representing a 10.6% growth, partly due to a 9.9% international supply growth and a load factor increase of 2.2 percentage points.  By comparison, in 2009, we transported 4.6 million passengers in the international market.  In 2011, we averaged 897 take-offs per day compared to an average of 831 take-offs per day and 781 take-offs per day in 2010 and 2009, respectively.  In order to meet domestic demand, we primarily cater to the business market, but also operate in the leisure and cargo markets, which complement our primary operations and allow us to maximize the use of our aircraft.

As of December 31, 2011, we operated with a fleet of 154 aircraft (excluding excluding the 5 ATRs and 2 A340 which, as of the date of the Annual Report, were not in operation), consisting primarily of Airbus models A330, A321, A320 and A319, as well as Boeing models B777 and B767, and we had 29,852 employees.  As of the same date, TAM Linhas Aéreas consisted of 154 aircraft (excluding excluding the 5 ATRs and 2 A340 which, as of the date of the Annual Report, were not in operation), as set forth in the table below, including three Airbus A320 subleased to TAM Mercosur.

Since our incorporation, we believe that we have demonstrated a history of sustained growth and a proven ability to adapt to developments in the civil aviation industry in Brazil and around the world.  According to IATA, Brazil is the fourth largest domestic aviation market in the world (in number of scheduled passengers transported) and has one of the busiest shuttle services in the world (São Paulo – Rio de Janeiro) with 3.6 million passengers transported in 2010.

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

	Total as of December 31,
Model	2011	2010	2009
Boeing 777	4	4	4
Airbus A340(1)	2	2	2
Airbus A330	20	18	16
Boeing 767	3	3	3
Airbus A321	9	7	5
Airbus A320	88	86	81
Airbus A319	30	26	21
ATR‑42(1)	5	5	-
Total	161	151	132

________________

(1)           The 5 ATRs and 2 A340 were not in operation as of December 31, 2011.

Proposed Combination with LAN

On August 13, 2010, we jointly announced with LAN that we had entered into a non‑binding Memorandum of Understanding relating to the proposed all-stock transaction that would combine the holdings of TAM and LAN under a single parent entity.

On January 18, 2011, we, the TAM controlling shareholder and the Amaro family entered into the transaction agreements with LAN and the LAN controlling shareholders, which set forth the terms and conditions of a proposed business combination of TAM and LAN.

On the terms and subject to the conditions set forth in the transaction agreements (including the minimum conditions discussed in this section below), all or substantially all of the outstanding voting common shares of TAM will be acquired by a new Chilean corporation (Holdco I) and all or substantially all of the outstanding non‑voting preferred shares of TAM will be acquired by LAN if the series of transactions and corporate restructurings described below are successfully completed.

•                     The Amaro family will create new Chilean corporation (TEP Chile) that will be wholly owned by them;

•                     TEP Chile, a Chilean company formed in June 2011 that is wholly owned by controlling shareholders of TAM will acquire and hold at least 80% of the voting stock of Holdco I, which will have no economic rights in Holdco I (other than nominal dividend rights);

•                     LAN will acquire no more than 20% of the voting stock of Holdco I;

•                     LAN will acquire and hold 100% of the non‑voting stock of Holdco I, which will have all of the economic rights in Holdco I (other than the nominal dividend rights of the voting stock of Holdco I);

•                     Holdco I will acquire and hold all or substantially all of the voting common shares of TAM;

•                     LAN will acquire and hold all or substantially all of the non‑voting preferred shares of TAM; and

•                     TAM, TEP Chile, Holdco I, LAN and the LAN controlling shareholders will enter into the shareholder agreements relating to the holding of shares in, and the governance of, and relationships between, TAM, Holdco I, LAN and their respective subsidiaries.

Pursuant to and subject to the terms of the transaction agreements, the parties formed a new Chilean corporation ("Holdco II") that will commence a delisting exchange offer to acquire all of the voting common shares of TAM and all of the non‑voting preferred shares of TAM (in each case other than any such shares owned indirectly by the Amaro family) in exchange for the same number of shares of common stock of Holdco II.

At or prior to the completion of the exchange offer:

•                     the Amaro family will contribute to TEP Chile all of the voting common shares of TAM and non‑voting preferred shares of TAM beneficially owned by them;

•                     TEP Chile will pay nominal consideration for all of the voting shares of Holdco I and will contribute all of the voting common shares of TAM it receives from the Amaro family to Holdco I in exchange for all of the non‑voting shares of Holdco I;

•                     TEP Chile will contribute (i) all of the non‑voting shares of Holdco I, (ii) 6.2% of the voting shares of Holdco I and (iii) all of the non‑voting preferred shares of TAM it receives from the Amaro family to a new Chilean corporation (Sister Holdco) in exchange for all of the shares of common stock of Sister Holdco (other than one share held by a nominee of TEP Chile);

•                     each of Holdco II and Sister Holdco will merge with and into LAN (together, the "mergers," and individually, the "Holdco II Merger" and the "Sister Holdco Merger," respectively), with LAN being the surviving company of each such merger; and

•                     in the mergers, each share of common stock of Holdco II and each share of common stock of Sister Holdco will be converted into the right to receive 0.9 of a LAN common share.

As a result of the exchange offer and Holdco II merger, each holder of a voting common share of TAM and each holder of a non‑voting preferred share of TAM that sells such shares in the exchange offer will ultimately receive 0.9 of a LAN common share for each share they sell.  Similarly, as a result of the foregoing transactions and the Sister Holdco merger, the Amaro family will ultimately receive 0.9 of a LAN common share for each voting common share of TAM and each non‑voting preferred share of TAM that they own.

The commencement of the exchange offer is subject to certain conditions set forth in the transaction agreements, including receipt of all required regulatory approvals. On December 21, 2011, holders of LAN common shares approved the proposed combination.  The commencement of the exchange offer is also subject to certain conditions set forth in the transaction agreements, including minimum tender conditions and conditions to the Amaro family's obligation to contribute their TAM shares as described above.  In addition, the mergers are subject to the condition that the holders of no more than 2.5% of the outstanding LAN common shares exercise their appraisal rights under Chilean law. The holders of less than 2.5% of LAN's outstanding common shares exercised this right.

If the proposed combination is completed, then:

•                     the LAN common shares will be listed in Brazil on the Bovespa in the form of BDRs;

•                     the LAN common shares will continue to be listed in Chile on the SSE and in the United States on the NYSE in the form of ADRs;

•                     subject to satisfaction of the minimum tender conditions described above, all TAM shares (whether voting common shares or non‑voting preferred shares) will be delisted from the Bovespa in Brazil and the NYSE in the United States; and

•                     LAN will change its name to "LATAM Airlines Group S.A."

On January 28, 2011, in response to a petition filed by a Chilean consumer association, Conadecus, the Tribunal de Defensa de la Libre Competencia, or the "TDLC," determined to submit the proposed combination between TAM and LAN to a voluntary review procedure that is available under the Chilean antitrust laws upon the request of the Fiscalía Nacional Económica or someone with a legitimate interest.  This voluntary review procedure was completed in September 2011.

On March 1, 2011, ANAC authorized the transfers of the shares of TAM and its subsidiaries that are necessary to implement the proposed combination.  However, the proposed combination remains subject to other regulatory approvals.

Competitive Advantages

We believe that our principal competitive advantages are:

•                     Value‑added service at competitive prices.  We believe that we offer the best combination in the domestic market of a network of destinations and frequent flights, with value‑added service, high on‑time rates and competitive prices, based on:

•                     broad domestic network of destinations:  our own domestic network serves 43 airports in Brazil, many of which are direct flights, offering greater convenience to our clients.  Through our regional alliances with TRIP Linhas Aéreas S.A. ("TRIP") and NHT Linhas Aéreas Ltda. ("NHT"), our network extends to a further 49 airports in Brazil;

•                     convenient schedules with high on‑time arrival rates:  we always work to maintain a high percentage of on‑time flights, in order to offer the best service possible;

•                     efficient network of international destinations and supporting domestic service:  we currently serve 19 international airports (11 in Latin America, 3 in North America and 5 in Europe) that are in high demand by the Brazilian public.  We also serve various other destinations in North America, Europe, and other continents through agreements with several international carriers.  In the international market, we transported 5.8 million passengers in 2011 compared to 5.2 million passengers in 2010, representing a 10.6% growth;

•                     special services:  we have developed special services to meet specific demands and optimize the use of our aircraft, such as by offering night and holiday flights at promotional rates.

•                     Focus on cost management.  We are an airline with low operating expenses.  In 2003, we implemented a restructuring project that initiated a cultural change within us, making our employees aware of cost management.  We continuously seek opportunities to reduce expenses focusing our efforts on reducing operating, commercial and administrative expenses.  Our overall CASK decreased from R$20.13 in 2003 to R$15.33 in 2011, and our CASK excluding fuel decreased from R$15.76 in 2003 to R$9.99 in 2011.  Otherwise, some of our principal cost savings arise from:

•                     efficient use of our aircraft:  we maintained the average load factor of our aircraft and the daily average block hours per aircraft by optimizing our network of destinations and our fleet.  In 2011, the average load factor of our aircraft was 73.5% and the block hours per aircraft was 13.0 hours, compared to 71.9% and 12.9 hours in 2010 and 68.2% and 12.5 hours in 2009;

•                     modern and flexible fleet:  we have one of the newest fleets in the market, with an average age of 7.0 years as of December 31, 2011.  Our use of a modern fleet allows us to reduce operating and maintenance expenses.  We primarily operate Airbus narrow‑bodied aircraft in the domestic and South American markets and Airbus and Boeing wide‑bodied aircraft in the long haul routes, providing us with the flexibility required to serve routes of different passenger densities.  We believe that all of our aircraft are equipped with the most advanced equipment and technology, ensuring greater reliability, comfort and safety.  In 2011, we added 4 A319, 2 A320, 2 A321 and 2 A330 to our fleet;

•                     proprietary maintenance team:  we have our own maintenance team trained to service all aircraft in our fleet quickly and at labor expenses that we believe are lower than that of our competitors.  We also have our own maintenance center in the city of São Carlos (in the interior of the state of São Paulo) which performs all hull maintenance on our aircraft and also provides maintenance services for other airlines.  By using our own maintenance center, we have been able to reduce the maintenance time of our aircraft and, consequently, obtain more efficient use of our aircraft; and

•                     use of technology in operating processes:  at the end of 2009, we implemented the Amadeus Altéa platform, which is used by other Star Alliance members and which helped us reach a new level of web sales, largely because the related FlexPricer Amadeus search engine provides a more customer-friendly method for finding and purchasing tickets by presenting fare and date comparisons.  Our web sales increased 1.9 percentage points from 2010 to 2011.

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

•                     TAM Fidelidade Program.  We were the first airline in Brazil to offer a loyalty program, and there are currently over 9 million members in the TAM Fidelidade Program.  We regard our FFP (Frequent Flyer Program) as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming points in any of our flights.  Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Fidelidade Program‑affiliated credit cards, acquiring TAM Vacations products and services or buying services and products in the Multiplus network.  In addition, the TAM Fidelidade Program strengthens lines of communications with our passengers.  The program is currently operated by our subsidiary, Multiplus, on our behalf and is one of its several coalition partners.

•                     Multiplus.  In 2009, we launched a company, Multiplus, designed to create an even broader network, in which customers can earn Multiplus points directly via the TAM Fidelidade Program.  Multiplus is an expansion of our loyalty program concept and acts as a tool to assist in the integration of partner companies into our loyalty network.  The company permits the accrual of points for redemption from products or services purchased with our partners.  We believe this expansion of the loyalty network helps to capture and retain customers and increase sales.  We believe this company is a source of value generation and after its initial public offering, the company increased its corporate governance, dedicating a team that has been able to improve the Company sales.  At the end of 2011, Multiplus had 190 partner establishments, of which 26 were coalition partners, including the TAM Fidelidade Program, and the remainder were only accrual partners or only redemptions partners.  Of the 26 coalition partners, 12 joined the coalition in 2011.

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

•                     growth in our tourism and leisure travel operations:  we believe that the tourism and leisure markets are complementary to our core market of business travellers.  In order to use our fleet more efficiently, our strategy involves capturing additional demand in the tourism and leisure market through specific promotions for flying at off‑peak hours during the day, besides holidays and local events (for example, festivals and city anniversaries, among others) using our scheduled operations.  We also serve leisure travelers by (i) the operation of charter flights, and (ii) the sale of tourism packages through TAM Viagens (an indirect subsidiary controlled by TAM Linhas Aéreas).  We believe that TAM Viagens is one of the largest tourism and leisure travel operator in the country;

•                     selective expansion in international markets:  in the last three years, our international operations have consistently grown as a percentage of our total revenues.  In the year ended December 31, 2011, international flights represented 38.6% of our ASKs.  Our strategy involves maintaining our leadership in the international market and selectively identifying new international destinations to serve our customers; and

•                     expansion of our cargo business:  we have focused on greater utilization of cargo space in our aircraft to develop our cargo business line, while maintaining our commitment to further improve service to our passengers.  Our cargo transportation business line represented R$1,176.7 million or 8.7% of our consolidated revenues as of December 31, 2011 as compared to R$1,112.7 million or 9.4% of our consolidated revenue as of December 31, 2010, and R$936.3 million or 9.2% of our consolidated revenues as of December 31, 2009.

•                     Reduce our operating expenses, optimize the use of our fleet and streamline our processes.  We believe that successfully implement of our strategy we need to reduce expenses and improve how we invest.  We are pursuing this strategy by:

•                     maintaining a standardized, efficient and flexible fleet:  we will continue to optimize the size of our fleet, in order to keep maintenance and operating expenses for our fleet at a low level.  In 2006, we announced our decision to phase out our entire fleet of Fokker 100 aircraft by mid‑2008 and we met that target.  As a result of this decision, we have been exclusively using Airbus A320 family aircraft in the domestic market since mid‑2008 (excluding the five ATR‑42).  At the end of 2011, we decided to ground the ATR-42 fleet, and we plan to sell this fleet in 2012.  We maintain a high aircraft utilization and to maintain a flexible fleet with aircraft capable of easily adapting to the differing levels of demand from route to route; and

•                     increasing productivity by redesigning operational processes and using technology:  since the implementation of our restructuring project in 2003, we have applied a cost reduction policy aimed at increasing our productivity through new information technology tools, redesigning operational processes and redeployment of labor and outsourcing activities which are not related to our core strategy.  We also hope to obtain economies of scale by increased growth in our operations.

•                     LATAM - In January 2011, TAM, together with its controlling shareholders, TEP and the Amaro family, entered into agreements with LAN, and its respective controlling shareholders to effect a proposed business combination of LAN and TAM.  LAN will launch the exchange offer promptly after all required registrations with securities authorities are complete and Chile’s Supreme Court has resolved LAN’s pending appeal regarding the carve-outs imposed by the TDLC. We expect that this will occur before the end of the first of half of 2012.

Products and Services

Our principal product is the scheduled air transportation of passengers.  In addition, we also have products targeted specifically towards the development of domestic and international tourism.  We also provide cargo transportation operations.

We set out below a breakdown of our gross revenues by type of service rendered for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
	(R$ millions)
By type of service rendered:
Domestic
Passengers	6,185	5,871	5,469
Cargo	553	511	447
	6,738	6,382	5,916
International
Passengers	3,824	3,284	2,684
Cargo	624	602	489
	4,447	3,886	3,173
Other
Loyalty Program (TAM)(1)	212	382	539
Loyalty Program (Multiplus)(1)	1,152	445	-
Travel and tourism agencies	79	62	60
Other (includes expired tickets)	928	643	452
	2,370	1,531	1,050
Total Gross	13,556	11,799	10,139
Sales taxes and other deductions	(561)	(420)	(374)
Revenue	12,994	11,379	9,765

(1)       Since January 1, 2010 points to TAM's flying customers are issued under the Multiplus loyalty program.  Points were issued under the TAM Fidelidade Program through December 31, 2009.  Points issued, both under the Multiplus loyalty program and the TAM Fidelidade Program, are valid for two years from the date when issued and revenue with respect to those points is recognized when the points are redeemed for awards, which may be after two years from when the points was issued.

Sales and Distribution

We are continuously developing direct and indirect distribution channels for air fare ticket sales.  We plan to increase direct sales by targeting the leisure market and by making it easier for our passengers to purchase tickets, principally through the internet and our call center.  We were the first airline in Latin America to sell tickets on the internet.  Through our website, registered users may purchase tickets online, receive customer service, make reservations up to one hour before departure and access information relating to the TAM Fidelidade Program.  As part of our plan to increase direct sales through the internet, in 2006 we launched a new "fare profile" system for sales of domestic tickets.  We offer five fare profiles, "Promo," "Light," "Flex," "Max" and "Top," which significantly increased our direct sales in the first month after its introduction.  In 2010, we adopted the same strategy for the international market in order to focus on more attractive sectors.  The bundles available are "Access," "Flex," "Plus," "Classic," "Executive" and "First." In November 2009, we migrated our reservation platform to Amadeus Altéa, which we believe offers greater conveniences to our passengers.    In 2010, 75.1% of our sales were through travel agencies and 24.9% were through direct channels, of which 17.3% were through the website.  In 2011, 73.0% of our sales were through travel agencies and 27.0% were through direct channels, of which 19.0% were through the website.

Our call center allows passengers an alternative means to make reservations and purchase tickets.  Our call center is available 24 hours a day.  We also sell tickets through our network of stores located in the main cities of Brazil and at each airport from which we operate.

Indirect sales are those made through corporate travel agencies, agencies with registrations and pre‑approved credit and travel operators.  Currently, there are approximately 4,678 travel agencies authorized to sell our tickets in Brazil.

We use our proprietary e‑TAM portal to integrate our entire sales chain, from the time of reservation to passenger boarding, consolidating indirect sales in our Brazilian distribution chain.  In the last 12 months of operation, 83.5% of indirect channel reservations made in Brazil were made through the e‑TAM portal.

We believe that about 70% of our passenger traffic consists of business travelers and employees of large and medium‑sized companies with whom we have travel agreements.  To further develop our business relationship with our corporate clients, we have signed agreements with hotel chains and car rental companies to offer our customers complete corporate transportation and accommodation packages.  Our advertisements run primarily in media vehicles such as internet sites, radio spots, local newspaper advertisements, magazines and outdoor billboards.  In 2010, we observed a new trend in our passenger's profile.  We believe many of our new airline passengers have transitioned to us from bus travel, especially travelers previously covering more than 800 kilometers on bus.  To help target this new passenger profile, in August 2010, we launched a new retail campaign that includes selling tickets at Casas Bahia, marketing and selling new products, and the production of a new advertising campaign with the singer, Ivete Sangalo.  In 2011, we launched the second phase of this campaign, and we saw a substantial increase in the load factor during off-peak hours.

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

We seek to achieve the greatest possible competitiveness for each origin/destination in relation to the competition, keeping in mind at all times our product's added value in terms of flight frequency, schedules, the TAM Fidelidade Program and our on‑time record.

We continuously analyze market opportunities with the intention of stimulating demand for specific routes and periods.  Lower prices are offered for one‑time promotions (such as national or regional holidays) and as incentives to take flights at particular times (such as night flights).  These prices generally carry restrictions, such as the requirement to purchase a round‑trip, a minimum stay at the destination, or the requirement that the ticket be issued within 24 hours, and generally earn reduced points for the TAM Fidelidade Program.

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

Air Transportation Operations

Passenger transportation

Scheduled domestic operations

We currently operate an average of 795 daily flights to 43 airports in Brazil.  Through our regional alliances with TRIP and NHT we serve an additional 49 domestic airports.

Passenger traffic in the domestic market represented of approximately 45.6% our gross revenues in 2011, approximately 50% of our revenues in 2010 and 53.9% of our revenues in 2009.  Our RPKs in the domestic market increased 11.4% in 2011, 17.2% in 2010 and 6.4% in 2009.  The RPKs in the total domestic market increased 15.9% in 2011, 23.5% in 2010 and 17.7% in 2009.

In 2011, according to data provided by INFRAERO, we recorded the highest number of passengers boarded in 19 of the 43 airports operated by INFRAERO that we serve.  The table below sets forth the airports we serve in Brazil, our average number of departures per day at those airports and the number of passengers who took our flights in 2011:

Route	Average Number of Departures per day with our Aircraft(1)	Passenger Departures per year(2)
São Paulo (Guarulhos)	90	3,291,312
São Paulo (Congonhas)	103	3,203,085
Brasília	86	1,812,632
Rio de Janeiro (Galeão)	49	1,566,815
Rio de Janeiro (Santos Dumont)	40	1,227,701
Fortaleza	30	1,138,751
Porto Alegre	26	1,090,115
Curitiba	33	1,030,922
Recife	30	1,007,678
Salvador	37	905,315
Belo Horizonte (Confins)	28	877,390
Belém	20	573,896
Florianópolis	17	568,622
Natal	14	555,339
Manaus	14	487,272
Vitória	13	460,060
Goiânia	10	402,983
São Luiz	11	393,887
Foz Do Iguaçu	8	353,543
Maceió	6	324,011
Cuiabá	10	310,317
João Pessoa	7	286,006
Campo Grande	8	240,064
São Paulo (Viracopos)	9	234,797
Londrina	6	230,286
Aracaju	6	222,520
Teresina	7	208,735
São José Do Rio Preto	7	200,770
Porto Seguro	4	180,779
Porto Velho	4	176,261
Ribeirão Preto	5	170,664
Macapá	3	139,565
Uberlândia	3	122,220
Navegantes	3	107,314
Imperatriz	4	90,417
Boa Vista	2	84,179
Joinville	2	80,640
Ilhéus	3	80,610
Palmas	2	78, 606
Santarém	2	63,485
Marabá	2	59,656
Rio Branco	2	58,371
Petrolina	2	25,552

(1)       Figures relate to departures on TAM aircraft only.

(2)       Figures relate to TAM boarded passengers (and include departures on non‑TAM).

Scheduled international operations

We operate an average of 102 daily international flights to Buenos Aires, Santiago, Asunción, Montevideo, Lima, Ciudad del Este, Santa Cruz de la Sierra, Caracas, Bogotá, Miami, Orlando, New York, London, Paris, Frankfurt, Madrid, Milan and Mexico City. We have codeshare agreements with LAN Group, Pluna, United Airlines/Continental, Air Canada, TAP, Lufthansa, Air China, South African Airways, Swiss International, All Nippon, US Airways, and British Midland Airways Limited, or BMI, allowing our passengers to make connections to destinations throughout the world, in addition to other services, such as simplified check‑in, luggage shipping and access to VIP lounges.  We have signed new codeshare agreements with Egyptair, Turkish Airlines and Aeromexico.  We are awaiting governmental approval for these agreements, and we believe that will launch these agreements in the first six months of 2012.  We offer the ability to earn and redeem points through the TAM Fidelidade Program on all Star Alliance member flights besides LAN.

International passenger traffic represented 28.2% of our gross revenue in 2011, 27.8% in 2010 and 26.4% in 2009.  Our RPKs from international flights grew 12.9% in 2011, 15.6% in 2010 and 12.5% in 2009, successive increases that have resulted primarily from increased capacity on selected routes that presented substantial traffic throughout the year The RPKs of Brazilian carriers in the total international market increased 11.1% in 2011 compared to an increase of 23.5% in 2010, and an decrease of 0.6% in 2009.  Our share of the international market operated by Brazilian carriers was 88.1%, 87.6% and 86.5% in 2011, 2010 and 2009, respectively.

Cargo transportation operations

We also earn revenues through cargo transportation operations.  These operations represented 8.7% of our gross revenue in 2011, 9.4% of our gross revenue in 2010 and 9.2% of our gross revenue in 2009.  TAM Cargo is our freight business unit, reporting directly to the CEO of TAM Linhas Aéreas.  We do not operate exclusive cargo aircraft; however, we sell the empty space available in the belly of passenger aircraft, both in domestic and international markets.

We are continuously improving our cargo terminal operating structures, products and processes, resulting in faster receipt of packages and better branding.  In 2009, we implemented a new cost saving and advanced tracking system, which allows shippers to track in detail and in real-time the entire path of their freight.  In 2010, we enlarged our infrastructure even more and in November, we began to operate the domestic cargo terminal in Petrolina (PE).  Since November, we began offering a new way to send and receive cargo in and to Pernambuco and the Northeast, a strategic region for our business.  In 2010, we also introduced the Big Box, an innovative packaging specially developed for transportation of parcels.  This product increases our operational excellence in airline cargo, improves the ergonomics of our cargo operations, provides benefits for employees and contributes to cost control.  In 2011, which was the 15th anniversary of TAM Cargo, we transported a large amount of cargo, opened another new cargo terminal in the city of Maceió and created of new product "TAM Cargo Pre Paid Service".  We intend to meet our customers' needs by growing our operations, both by increasing the freight of small packages, which have higher yields, and in large volume freight, such as industrials and perishable cargo.

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

Travel and tourism operations

We also have a travel and tourism operation, TAM Viagens.  TAM Viagens offers complete packages including air tickets, ground transportation, hotels, tours and several tourism services.  Nowadays, it is one of the largest tour operators in Brazil and has 165 of its own stores, which deals with more than 5,000 agencies all over the country, offering products to more than 750 tourist destinations.

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

In 2010, TAM Viagens became part of the Multiplus coalition and began accepting and giving points for the sales of packages.  We have also completed the process of opening TAM Viagens franchise stores and our subsidiary, TP Franchising, operates the expansion and quality control of the related franchisees.  As of December 31, 2011 we had 165 retail shops open.  Under our franchise model, the franchisee is responsible for all operating expenses, including the store opening.  As a result, each additional TAM Viagens franchise store increases the reach of our operations at no additional cost, further improving our margins.

Marketing

TAM Fidelidade Program

The TAM Fidelidade Program was the first loyalty program launched by a Brazilian airline and represents a key element in our marketing strategy.  We believe our program is the most flexible in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming points.  The TAM Fidelidade Program has more than 9 million members and has issued more than 18 million redemption tickets since its creation in 1993.  Beginning in 2009, we launched Multiplus, a loyalty network that integrates the TAM Fidelidade Program and allows our members to accumulate points, not just by flying with TAM, but also by flying with partner airlines, making purchases through credit cards, acquiring TAM Viagens products and services and using services and products in our Multiplus partner network.  The TAM Fidelidade Program is currently operated by our subsidiary, Multiplus, on our behalf and the TAM Fidelidade Program is one of several coalition partners of the Multiplus network of loyalty programs.  Multiplus is described below.  Banco Itaú Unibanco S.A., or Itaú Unibanco, offers credit cards that allow holders to earn Multiplus points directly, and credit cards are available in both MasterCard and Visa designations.  TAM Fidelidade Program customers are classified in four different tiers (White, Blue, Red and Black) and qualification for a particular category is based on points accrued in flights.  The rate at which points accumulate varies depending on membership tier.  The White card is the base level of membership and cardholders accrue points according to TAM Fidelidade rules.  Blue and Red cardholders receive progressively greater benefits and bonus points every time they fly, allowing the holders to accrue points more quickly.  We launched the Black tier in 2009 to create additional benefits and conveniences for our most frequent flyers, such as granting black cardholders access to a dedicated customer service group to help meet all of their needs.  See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates and Judgments — Revenue Recognition".

Multiplus

In 2009, we launched Multiplus, a company designed to create a broader network in which our customers can earn points through the TAM Fidelidade Program.  Multiplus is a coalition of loyalty programs that permits the accrual of points for redemption from products and services offered by many different partner companies, not just ours.  We believe this expanded network helps to capture and retain customers and increase sales.  It is attractive to our less frequent flyers because it allows them to accrue loyalty points in many ways besides flying.  We believe Multiplus is a source of value generation and after its initial public offering, the company increased its corporate governance, dedicating a team that, we believe, will improve even more those sales.  At the end of 2011, Multiplus had 190 partner establishments, of which 26 were coalition partners, including the TAM Fidelidade Program, and the remainder were only accrual partners or only redemptions partners.  Of the 26 coalition partners, 12 joined in 2011.

Multuiplus points must be redeemed within two years, and historically approximately 24.61% of points expire without being redeemed.  This two year period for redemption limits potential increases in liabilities.  See "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates and Judgments — Revenue Recognition".

Communications with our passengers

Our "Talk to the CEO" initiative was introduced to encourage passengers to send us suggestions, compliments and complaints.  TAM´s customers can contact us by telephone, e‑mail, fax, letter and other social medias.  Our 0800 123 200 hotline number is available 24 hours a day, 7 days a week.  Once an issue is raised by a passenger, we research and analyze it, and keep the customer informed about the solution.  In 2011, the service generated 696,000 responses from our passengers (including suggestions, compliments and complaints), compared to 510,000 responses in 2010 and 350,000 in 2009.  In 2011, TAM consolidated the new communication platform, Customer Relations 2.0, which has more than 280,000 followers on Twitter.  This new platform focuses on responding the contacts received by social medias, such as twitter, Facebook, blogs, etc.  The customer relations service is also available in 13 countries in North America, South America and Europe.

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

We are the first airline in the Americas to offer on-board mobile phone services.  In October 2010, we equipped one Airbus A321 with the OnAir system, which uses Inmarsat SwiftBroadband, to allow passengers to connect to a cellular network from their personal GSM handsets.  In 2011, we expanded our contract with OnAir to equip a range of single-aisle aircraft, and by the end of 2011, 31 aircraft had this technology.  In the second half of 2012, we will bring this service to our passengers aboard the entire long haul-fleet, which includes Boeing and Airbus aircraft.

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

The advantages of our modern technology, combined with our excellent operating and maintenance standards for our aircraft, yield high equipment utilization rates and reliability levels ("technical dispatch capacity").  Our fleet maintains a high operational reliability index, which is calculated according to IATA standards.  This index measures the on‑time departure capacity of aircraft without taking into consideration external factors such as bad weather.  In 2011, we had an average fleet operational reliability index of 98.9% (compared to 98.7% and 98.6% in 2010 and 2009, respectively) for our fleet in operation, the reference point used in auditing our technical services.  Aircraft, engine and equipment manufacturers audit our data according to IATA's unified standard.

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

The following table illustrates our fleet composition over the last three years:

	December 31,
Model	2011	2010	2009
Boeing 777	4	4	4
Airbus A340(1)	2	2	2
Airbus A330	20	18	16
Boeing 767	3	3	3
Airbus A321	9	7	5
Airbus A320	88	86	81
Airbus A319	30	26	21
ATR - 42(1)	5	5	—
Total	161	151	132

_________________

(1)           Excluding the 5 ATRs and 2 A340 which were not in operation as of December 31, 2011.

TAM Mercosur's fleet consists of 3 Airbus A320 aircraft (sub‑leased from TAM Linhas Aéreas).  At the end of 2011, we grounded the ATR-42 fleet, and we plan to sell this fleet in 2012.  The average age of our fleet is one of the lowest in global aviation, and at the end of 2011 it was approximately 7.0 years.

The following table sets forth the historical and projected development of our operational fleet as of December 31 in each of the years indicated:

	2013(1)	2012(1)	2011	2010	2009	2008
	(Number of aircraft)
Airbus A330/A340	20	22	22	20	18	18
Airbus A319/A320/A321	129	124	127	119	107	104
Boeing 767	3	3	3	3	3	3
Boeing 777	10	8	4	4	4	4
ATR‑42	—	—	5	5	-	-
Total	162	157	161	151	132	129

(1)       Our fleet projection is based on the following:  we currently have firm orders with Airbus for 108 Airbus aircraft (89 aircraft narrow body family A320) for delivery through 2018.  In addition, we have firm orders for 27 Airbus A350XWB models 800 and 900, with options for five more, with delivery between 2015 and 2018.  We currently have firm orders placed with Boeing for eight B777‑300ER aircraft, of which four are expected to be delivered in 2012 and two in 2013 and two in 2014.

We phased out our entire fleet of Fokker 100 aircraft in 2008, at which point we started operating only Airbus A320 family aircraft in the domestic market.

In November 2006, we entered into an agreement with Airbus pursuant to which we agreed to lease 31 A319/A320/A321 family aircraft, with 20 additional options and six A330 aircraft, with four additional options.  On January 2008, the options under the 2006 agreement were converted into firm orders.  In February 2007, we entered into an agreement with Boeing pursuant to which we agreed to acquire four Boeing 777 aircraft, with an additional four options that were converted to firm orders in 2008, when we also signed a firm order for two additional aircraft.  In July 2007, we entered into an agreement with Airbus pursuant to which we agreed to lease 20 Airbus A319/A320/A321 aircraft.  In December 2007, we entered into an agreement with Airbus pursuant to which we agreed to lease 22 Airbus A350-900 aircraft, plus 10 options.  In 2010, we converted five of those 10 A350 options into firm orders, and we made firm orders with Airbus to purchase an additional 20 A320 aircraft.

As of December 31, 2011, we had firm commitments to purchase 116 aircraft, with an aggregate manufacturer's list price of approximately U.S.$10.5 billion.  In 2011, we announced the order of 32 Airbus A320 family aircraft and two Boeing 777‑300ER aircraft.  Out of this order, 22 of the Airbus A320 family aircraft are for the new model A320neo.  These aircraft will be delivered between 2016 and 2018.  The engine option will be announced at a later date.

Leasing agreements

TAM Linhas Aéreas currently leases all of its aircraft using long‑term lease agreements.  We believe that leasing, rather than owning, aircraft gives us greater flexibility because it allows us to change the composition of our fleet relatively quickly in the event that we need to do so.

Of our total fleet of 161 aircraft at the end of 2011 (excluding the 5 ATRs and 2 A340 aircraft that are not operational), we own five aircraft and we lease the remainder (147 of our aircraft were subject to operating leases, nine to finance leases).  However, for accounting purposes, 75 of TAM Linhas Aéreas' operating lease contracts are classified as finance leases.

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

We are certified to conduct maintenance on each type of aircraft in our fleet.  Line maintenance is performed at all bases at which we operate, but mainly at the airports in São Paulo, Congonhas and Guarulhos.  We also conduct heavy maintenance and component repair and overhaul at our main maintenance center in São Carlos, which is 250 kilometers northwest of São Paulo.  The São Carlos maintenance center is approximately 4.6 million square meters in size and is fully certified by ANAC, EASA, FAA, TC - Canada and other Latin American aeronautical authorities to perform heavy maintenance ("C" & "D") on most of our fleet, including the Airbus A330, A320, A318, A319 and A321, ATR 42, Boeing 767 and Fokker 100, as well as component repair and overhaul services for over 1,600 different aeronautical components and parts (Part Number Series) for our fleet.  Our maintenance center completed its ANAC 145 certification for Boeing 767 aircraft at the end of 2008, and the first inspections began in 2009.  Our maintenance center currently has over 1,050 direct employees (for core maintenance activities) and approximately 300 indirect employees (providing support functions, such as security, facility maintenance and cleaning).  Line maintenance and supply chain activities include approximately 150 additional employees.

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

Fuel

Fuel is the largest component of our operating expenses, representing 34.8% of our operating expenses in 2011.

Fuel consumed in Brazil represents approximately 80% of our total consumption and is acquired through the following distributors: Air BP, BR Aviation (Petrobrás) and Shell Aviation (known now as Raizen, a joint venture between Shell Brasil and Cosan).  We purchase fuel abroad from Air BP, Petrobrás, Exxon Mobil, J&D Oil Field, Shell, Morgan Stanley, Repsol YPF, World Fuel Services, Q8 and Air Total.  Supply contracts for fuel in Brazil are normally made for a two to three year period and current contracts expire at the end of 2012, 2013 and 2014.  Supply contracts at our international bases normally have a term of one or two years.  The great majority of our fuel is purchased under "into‑plane" terms, meaning that the supplier is responsible for delivering the fuel directly into the tanks of our aircraft.  The fuel prices in the contracts we sign normally consist of three components:  (i) the reference price from regional refinery, (ii) the supplier logistics and operational margin (differential) and (iii) airport storage/hydrant fees and taxes.  Refineries jet-kerosene price is subject to international market variations (offer/demand) in the reference price of crude oil and refineries' margins, including their other oil related products portfolio markets conditions.  The supplier differential is the portion charged by the supplier, which normally consists of a fixed amount per volume negotiated and committed to be charged during the contractual period, and reflects the cost of fuel procurement, distribution, storage, and refueling, as well as a profit margin. Airport taxes and fees vary by airport.  We have a department responsible for negotiating fuel purchase contracts and, as a result of the high volumes of fuel we purchase, we believe that we are normally able to obtain more favorable terms than most of our competitors.

To reduce our exposure to international fuel price and exchange rate variations, in 2006 we began to enter into arrangements intended to hedge a minimum of 30% and a maximum of 80% of our projected fuel consumption.  Due to new market and macroeconomic conditions, we decided to modify this policy.  We now hedge our fuel requirements up to a five year period with between 20% and 60% of our future fuel requirements hedged over the first 12 months, and 10% to 60% hedged over the second 12 months.  For a description and analysis of the effect of volatility in fuel prices on our income, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk — Risks relating to variations in the price of oil." Another important cost reduction initiative involving fuel is our "fuel tankering" program, pursuant to which we refuel aircraft in regions where fuel prices are relatively low.  This initiative has more of an effect in Brazil, where the local taxes for each state cause significant variances in final fuel price.  We have also formed a multidisciplinary work group, involving each of our departments responsible for fuel, engineering, control, operations, dispatching and financing, to develop other measures to reduce spending and fuel consumption by our fleet.

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

•                     In January 2010, we ratified the IOSA certification that IATA granted us in 2007 and validated in 2008.  The IOSA certification is the most complete and recognized international operational safety certificate.  The IOSA certification requires an independent evaluation system focused on the operational management and control systems of airlines.  The IOSA audit encompasses over 940 requirements related to operational safety, such as management system, flight operations, operational dispatch, ramp operations, airports, maintenance, cargo operation, operational safety and training for each area associated with operations.  With IOSA registration renewal, we met a pre‑requisite for joining the Star Alliance;

•                     In February 2010, we were certified by the Argentine National Civil Aviation Administration for the rendering of maintenance services on Airbus A318, A319 and A320 aircraft registered in Argentina, along with their components;

•                     In March 2010, we were certified by Ecuador aeronautical authority (Direccion General de Aviation Civil) to perform maintenance service on Airbus A318, A319, A320, A321 and Fokker‑100 aircraft registered in Ecuador, along with their components;

•                     In August 2010, we were certified by Transport Canada Civil Aviation (TCCA) to perform maintenance service on aircraft registered in Canada, and this certification was renewed in September 2011;

•                     In November 2011, we renewed our certification from BDCA (Bermuda Department of Civil Aviation) to perform maintenance service on  Boeing B767, Airbus A318, A319, A320, A321 and A330 registered in Bermuda; and

•                     In January 2012, we ratified the IOSA certification that IATA granted us in 2007 and validated in 2008 and 2010.  The IOSA certification is the most complete and recognized international operational safety certificate.  The IOSA certification requires an independent evaluation system focused on the operational management and control systems of airlines.  The IOSA audit encompasses over 940 requirements related to operational safety, such as management systems, flight operations, operational dispatch, ramp operations, airports, maintenance, cargo operations, operational safety and training for each area associated with operations.  With IOSA registration renewal, we met the pre-requisite for joining and remaining a Star Alliance member.

Brazilian civil aviation follows the highest safety standards in the world.  Brazil is classified as a Category 1 (the highest category) country in terms of the flight safety standards established by ICAO.  Category 1 is the highest.

Insurance

We maintain insurance policies as required by law and the terms of our aircraft leasing agreements.  The scope of these policies includes all risk coverage for aircraft hulls, including war risks and third party legal liability for passengers, cargo, baggage and injuries to third parties on the ground.  Our current policies, which will be in force through April 1, 2012, follow practices adopted by the international civil aviation industry.

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

We were the first Brazilian airline to develop and install self‑service check‑in kiosks in airports.  With over 167 units in Brazil's major airports, the kiosks allow passengers who purchase e‑tickets to check‑in and select their seat in less than ten seconds, reducing lines in the check‑in halls and on board the aircraft.  In 2011, 2010 and 2009 approximately 3,842,340, 3,270,531 and 6,220,208 passengers, respectively, checked in through the self‑service kiosks.

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

The TAM Fidelidade Program and "special services" system are also important tools for obtaining profile information on our passengers.  The TAM Fidelidade Program allows us to monitor the activity of passengers registered with the program, recording information on each passenger flight in addition to personal information and preferences (such as preferred seat, special meal requests and other data obtained through our contacts or customer surveys).  The "special services" system allows the crew to input data on preferences of our passengers directly to our database.  This data is also used to study passengers, offer promotions and new services and define our advertising message.

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

Competition

Domestic

Airlines in Brazil compete primarily in terms of routes, price, flight frequency, service reliability, brand recognition and benefits offered to passengers, such as loyalty programs and customer service.  We believe our market leadership and the TAM Fidelidade Program enhance our competitive performance in many of these areas.

Our competitors, both actual and potential, include Brazilian airlines, airlines operating on regional air routes and new participants in the market who operate primarily on regional transportation networks.  Our principal competitor is Gol.  In previous years, Varig had been one of our major competitors.  However, Varig filed for bankruptcy protection in Brazil and the United States in June 2005.  Varig's assets and operations were sold to various investors over the course of 2006 and, on December 14, 2006, Varig ceased operations altogether.  On December 15, 2006, a new company, VRG Linhas Aéreas S.A., initiated operations on some of the routes previously used by Varig.  On March 24, 2007, Gol announced that it had entered into an agreement to acquire VRG Linhas Aéreas S.A.  In compliance with applicable CADE requirements, Gol and Varig operated as separate airlines until CADE's final approval of the acquisition on June 25, 2008.  On October 19, 2008, the route networks of both companies were integrated.  On July, 8, 2011, VRG Linhas Aéreas S.A. executed a memorandum of understanding with the controlling shareholders of Webjet Linhas Aéreas S.A. under which VRG will acquire 100% of WebJet’s capital stock.

To a much less degree, we also face competition from a number of smaller airlines operating in the domestic market.  In 2011, 14 different airlines together shared the 21.4% of the domestic market that is not served by TAM and Gol (who together share approximately 78.6% of the domestic market).  Among these 14 different airlines, the largest one is Azul Linhas Aereas with an 8.6% market share.

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

The table below shows the history of market participation on domestic routes, calculated by reference to RPKs, for the major Brazilian airlines, for the periods indicated (based on data provided by ANAC):

	2011	2010	2009	2008	2007	2006
	(in percentages)
TAM	41.1	42.0	45.4	50.4	48.8	47.8
GOL/VRG	37.4	38.1	41.7	42.4	—	—
GOL	—	—	—	—	39.5	34.3
Varig	—	—	—	—	3.5	10.0
Others	21.4	19.9	12.9	7.2	8.1	7.9

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

With respect to international flights, airlines compete primarily on the basis of routes, services, price and mileage and frequent flyer programs.  We offer 102 daily international flights to Buenos Aires, Santiago, Asunción, Montevideo, Bogota, Ciudad del Este, Santa Cruz de la Sierra, Caracas, Lima, Miami, New York, Orlando, London, Paris, Frankfurt, Madrid, Milan and Mexico City.  We have codeshare agreements with LAN Group, Pluna, United Airlines/Continental, Air Canada, TAP, Lufthansa, BMI, Air China, Swiss International, All Nippon and US Airways and, allowing our passengers to make connections throughout the world, in addition to other services such as simplified check‑in, luggage shipping and access to VIP lounges.  We have signed new codeshare agreements with Egyptair, Turkish Airlines and Aeromexico.  We are awaiting governmental approval for these agreements, and we believe that will launch these agreements in the first six months of 2012.  We also have interline agreements allowing us to offer our passengers a wide range of destinations around the world.  On October 7, 2008, we publicly announced that we were joining the Star Alliance, the largest global alliance in commercial aviation.  We became a full member of the Star Alliance on May 13, 2010.

In the international market, our main competition is from major international airlines that serve the markets in which we operate.  Our average international market share in 2011 was 88.1% (measured by RPK among Brazilian companies).  According to ANAC, Brazilian airlines were responsible for approximately 35% of international passengers transported in 2010.  The table below shows the history of market participation on international routes, calculated by reference to RPKs, among only the Brazilian airlines, for the periods indicated (based on data provided by ANAC):

	2011	2010	2009	2008	2007	2006
	(in percentages)
TAM	88.1	86.8	89.9	75.3	67.5	37.3
GOL/VRG	10.6	13.0	10.0	23.9	—	—
GOL	—	—	—	—	14.2	7.3
Varig	—	—	—	—	13.1	50.4
Others	1.3	0.2	0.1	0.8	5.2	5.0

Source:  ANAC.

To help compete effectively in the international market, in January 2011, TAM, together with its current and former controlling shareholders, TEP and the Amaro family, entered into agreements with LAN, and its respective controlling shareholders to effect a proposed business combination of LAN and TAM.

On January 27, 2011, LAN signed an out-of-court agreement with the FNE in connection with an ongoing investigation by the FNE regarding the potential competitive impacts of a business combination between LAN and TAM.  On the same date, this agreement was submitted to the TDLC, Chile’s antitrust court.  On January 28, 2011, in response to a petition filed by a Chilean consumer association the TDLC decided not to review the FNE agreement, and instead, it submitted the business combination between LAN and TAM for TDLC approval (a procedure permitted by the Chilean antitrust laws).  This could delay the merger, and LAN and TAM cannot complete the business combination until this procedure is completed and TLDC renders a final decision approving the transaction.

On March 1, 2011, ANAC approved the requested transfer of the shares representing TAM’s equity capital, which will allow TAM to implement the transaction and business combination with LAN.

On April 13, 2011, LAN filed an expedited procedure allowed by Chilean law.  Under this procedure, if the applicant, in this case LAN, accepts the recommendations suggested by the FNE, the TDLC is obligated to convene a public hearing.  On April 20, 2011, the TDLC announced that the public hearing will take place May 26, 2011.  On May 26, 2011, a public hearing took place as scheduled by the TDLC where interested parties provided their opinion regarding the business combination.

During the third quarter, 2011, we obtained the approvals from Chile’s antitrust court (TDLC) and Spain’s antitrust authority to continue with the merger transaction.  No further antitrust approvals are required in Europe.  In the Supreme Court of Chile, we appealed three of the mitigation measures imposed by the TDLC.  We believe that the appeal process will not delay our plans to complete the merger.

In the fourth quarter of 2011, the transaction received the approval from CADE, Brazil’s antitrust authority, the last of the antitrust approvals necessary for the merger.  On December 21, 2011, LAN held a shareholders’ meeting where a majority approved the transaction.  Shareholders representing only 0.00213% of the shares exercised their appraisal rights, a percentage substantially below the 2.5% maximum expected limit.  TAM’s shareholder’s meeting was held on January 3, 2012, where TAM shareholders unanimously approved the appraisal report of Banco Bradesco BBI S.A. regarding the exchange ratio of shares between the two companies.  Furthermore, on November 15, 2011 a preliminary version of the exchange offer prospectus (Form F-4) was filed with the SEC.  On January 18, 2012, a preliminary version of the Edital, terms and conditions of the exchange offer, was filed with the CVM. Amendments No. 1 and No. 2 to the Form F-4 were filed on February 9, 2012 and March 12, 2012, respectively.

LAN will launch the exchange offer promptly after all required registrations with securities authorities are complete and Chile’s Supreme Court has resolved LAN’s pending appeal regarding the carve-outs imposed by the TDLC. We expect that this will occur before the end of the first of half of 2012.

Overview of the Industry

General

According to IATA, Brazil is the fourth largest domestic aviation market in the world (in number of scheduled passengers transported), covering a vast area (greater than the continental United States) with a population of approximately 192.4 million people in 2011 (according to the Brazilian Geography and Statistics Institute – Instituto Brasileiro de Geografia e Estatística, or IBGE).  We believe that the São Paulo (Congonhas) — Rio de Janeiro (Santos Dumont) shuttle route is one of the busiest shuttle routes in the world.  According to ANAC, more than 3.6 million passengers were transported on this route in 2010.  Growth of the Brazilian commercial aviation industry is closely related to growth of Brazilian GDP.  According to INFRAERO, the Brazilian commercial aviation industry transported approximately 80.9 million passengers in the domestic market in 2011.

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

In 2010, the ten busiest airports accounted for 67% of all domestic traffic in terms of departures and arrivals, according to ANAC's annual report.

The domestic civil aviation market is principally served by TAM and Gol/VRG, who together represented 78.6% of all domestic routes in 2011, in terms of RPK.  According to ANAC, in 2011, our share of the domestic market was 41.1%, while that of Gol/VRG was 37.4%.  The remaining market share, approximately 21.4%, was served by 14 different airlines.  This market profile is consistent with the historical make‑up of the domestic market, which has traditionally seen a small number of airlines holding the vast majority of domestic market share and a much larger number of airlines (the identity of whom has continuously changed over the years as different airlines have entered and left the market) holding the remaining portion.  Among these 14 different airlines, the largest one is Azul Linhas Aereas with an 8.6% market share.

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

Since the year 2001, the annual air‑traffic passenger growth rate, in terms of RPK, was 11.9%, compared to an annual available capacity growth rate in terms of ASK, of 9.9%.  The average load factor in the period was 67%.  Domestic passenger traffic and available capacity rates for the period between 2001 and 2011 are set out in the following table:

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010(2)	2011(2)
	(in millions, except percentages)
ASKs	45,314	47,013	41,851	42,756	48,740	55,257	62,895	73,015	84,471	102,643	116,069
Change in ASKs(1)	9%	4%	–11%	2%	14%	13%	14%	16%	15%	22%	13%
RPKs	26,527	26,711	25,196	27,962	34,147	39,261	42,773	47,814	56,864	70,306	81,452
Change in RPKs(1)	8%	1%	–6%	11%	22%	15%	9%	12%	18%	24%	16%
Load factor	59%	57%	60%	65%	70%	71%	68%	66%	66%	68%	70%

(1)       Percentages refer to percentage change from previous year.

(2)       In 2010 ANAC change the methodology of the data

Source:  ANAC.

Historically, growth in domestic civil aviation demand has generally exceeded growth in GDP.  From 2001 to 2011, domestic civil aviation RPK grew 9.9% per year, while the annual GDP growth rate in the same period was 3.6%, according to according to ANAC and IBGE.

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

Our concession to operate scheduled air transportation of passengers, cargo and mail at a national level was obtained on December 9, 1996 through the issuance of Ordinance 816/GM5 and the execution of the relevant concession agreement.  The concession was renewed through Decision 118 from November 8, 2011, which was published on November 9, 2011, and this renewal is valid until November 9, 2021.  Although we can offer no guarantee that we will be able to renew our concession, we do not currently foresee any problems in relation to this renewal.

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

Recently, ANAC has imposed schedule restrictions to several Brazilian airports from which we operate.  Operating restrictions, including the prohibition of international flights' operations and the prohibition of civil aircraft's operation after 11:00 p.m. and before 6:00 a.m., were imposed for Congonhas Airport, one of the busiest Brazilian airports and the most important airport for our operations.  No assurance can be given that these or other government measures will not have a material adverse effect on our business and results of operations.

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

In 2011, the Brazilian Government announced that it planned to privatize several Brazilian airports, including Guarulhos International Airport ("GRU") in Sao Paulo, Presidente Juscelino Kubitschek International Airport ("BSB") in Brasilia and Viracopos–Campinas International Airport ("VCP") in Campinas.  Under the privatization plan, the highest bidders in an auction will pay a fixed amount for the concession period, which is 30 years for VCP, 25 years for BSB and 20 years for GRU.  The concessionaire will receive both tariff amounts (in connection with tickets, connecting flights, landing, residence and storage) and non-tariff amounts (in connection with other services in the airport and the use of the airport space).  The tariff amounts are restricted by limits set by INFRAERO.  An auction was held on February 6, 2012, in which the highest bidders were identified.

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

Civil liability

The Brazilian Aeronautical Code and the Montreal Convention of 1999 limit an aircraft operator's liability for damage to third parties caused by ground or air operations, or for damage resulting from persons or objects being thrown from aircraft.  The Brazilian National Congress approved the Montreal Convention of 1999 by means of Legislative Decree No. 59 of April 18, 2006 and Decree No. 5,910 of September 27, 2006.  The Brazilian courts, however, have occasionally disregarded the liability limits set forth in the Montreal Convention of 1999, and have granted compensation based on the Civil Code and Consumer Defense Code (which do not expressly set out maximum liability limits).

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

Federal intervention

The executive branch of the government may intervene in Brazilian civil aviation companies whenever their operations or financial situations jeopardize the continuation, efficiency and safety of Brazilian air transportation services.  The purpose of federal intervention is to re‑establish normal service by the company and the intervention may last as long as necessary to achieve this purpose, though it may not exceed a period of two years.  In the event that a technical inspection conducted before or after the decree of federal intervention demonstrates that the re‑establishment of normal service would be impractical, the federal intervention can be converted to extra-judicial liquidation, provided at least half the company's debts can be liquidated by means of a sale of its assets.  In the event that the company's assets are not sufficient to pay at least half of the company's debts (or in the event that there is evidence of fraud), the federal intervention or extra-judicial liquidation must be converted to bankruptcy.

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

C.            Organizational Structure

We currently have 156,206,781 shares, divided into 55,816,683 common shares and 100,390,098 preferred shares.  TAM's main shareholder is the Amaro family, which holds 46.6% of the capital stock of TAM.  See "Item 17 — Related Shareholders and Transactions." We have a 53.4% free float.  The organization chart below summarizes TAM's ownership structure.  The following organizational chart sets out, in summary form, our shareholder structure and subsidiaries as of the date of this report:

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

•                     Multiplus, a company that we launched in October 2009 to administer a network of loyalty programs.  Multiplus exclusively manages the TAM Fidelidade Program.  In February 2010, an initial public offering was conducted for Multiplus, reducing our ownership in Multiplus from 100% to 73%.  Our current ownership is 73.14%.

•                     Corsair Participações, a company created for the purposes of transferring the liabilities of Pantanal in December 27, 2011.  Corsair remains under bankruptcy proceedings related to this transfer.

Through our subsidiary, TAM Linhas Aéreas, we also control TAM Capital, TAM Capital 2, TAM Capital 3, TAM Financial 1, TAM Financial 2 and TAM Financial 3.  Each of these companies is headquartered in the Cayman Islands and each company's main activities involve aircraft acquisition, financing and debt issuance.  We wholly and unconditionally guarantee the debt issued by our wholly-owned companies.  TAM Linhas Aéreas also controls the company TAM Viagens, whose corporate purpose is to carry out the activities of a travel and tourism agency under the name TAM Viagens.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated annual financial statements and the notes thereto, which are included elsewhere in this Annual Report and have been prepared in accordance with IFRS.  See "Presentation of Financial and Other Data" for a discussion of our adoption of IFRS.

A.            Operating Results

Principal Factors Affecting Our Financial Condition and Results of Operations

Brazilian macroeconomic conditions

Our revenues and profitability are affected by conditions in the Brazilian economy in general.

According to ANAC, growth in the Brazilian civil aviation market is closely correlated to growth in Brazilian GDP.  In terms of RPKs, the Brazilian domestic flight market increased 11.9% in 2007, 7.4% in 2008, 17.7% in 2009, 23.6% in 2010 and 15.9% in 2011.  We believe that Brazilian GDP is an important factor in determining our capacity for future growth and our results of operations.

The Central Bank has changed the base interest rate several times in order to keep inflation within this target.  For the year ended December 31, 2009, the base interest rate was 8.55% and the GDP growth for that year was 4.9%.  For the year ended December 31, 2010, the base interest rate was 10.64% and the GDP for that year was 7.5%.  For the year ended December 31, 2011, the average base interest rate was 10.87% and the GDP growth for that year was 2.7%.

Effects of exchange rate variations and inflation on our financial condition and results of operations

Our financial condition and results of operations have been historically affected by variations in exchange rates and the rate of Brazilian inflation.  Our expenses (such as fuel expenses, lease obligations, aircraft insurance, engine maintenance and related expenses) are principally denominated in U.S. dollars or are linked to the U.S. dollar.  In 2011, 2010 and 2009, approximately 44%, 44% and 42%, respectively, of our operating expenses were either denominated in or linked to the U.S. dollar.  By contrast, most of our revenues are received in reais.  We are therefore exposed to fluctuations in the U.S. dollar/Brazilian real exchange rate.  In 2011, 43% of our revenues, which includes revenue from Multiplus, were denominated in U.S. dollars, compared to approximately 40% in 2010 and 36.6% in 2009.

Inflation has historically had an impact on our financial conditions and results of operations and it continues to do so.  Our suppliers of services and certain products related to our operating expenses generally utilize the IPCA index to adjust their prices for inflation.  Approximately 50%, 53% and 52% of our operating expenses were linked to inflation in 2011, 2010 and 2009, respectively.  A substantial increase in inflation could adversely affect the amount of our expenses.

The table below sets forth certain data relating to inflation, real GDP growth rates, the Brazilian real/U.S. dollar exchange rate and oil prices for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
Real growth in GDP	2.7%	7.5%	(0.6)%
Inflation (IGP‑M)	5.1%	11.3%	(1.7)%
Inflation (IPCA)	6.5%	5.9%	4.3%
DI Rate(1)	10.87%	10.64%	8.55%
LIBOR(2)	0.58%	0.30%	0.25%
Appreciation (depreciation) of the Brazilian real in relation to the dollar	(11.2)%	4.5%	34.2%
Rate of exchange at end of period — U.S.$1.00	R$1.8758	R$1.6662	R$1.7412
Average exchange rate(3) — U.S.$1.00	R$1.6748	R$1.7593	R$1.9935
Increase in West Texas Intermediate oil price (per barrel)	8.2%	15.1%	77.9%
West Texas Intermediate oil (per barrel) (end of period)	U.S.$98.83	U.S.$91.38	U.S.$79.36
West Texas Intermediate oil (per barrel) (average price over period)	U.S.$95.13	U.S.$79.61	U.S.$62.09

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

Revenues

Our revenues arise principally from passenger transportation.  In the years ended December 31, 2011, 2010 and 2009, our operating revenues were derived from the following sources:

•                     73.8%, 77.6% and 80.4%, respectively, from passenger transportation service;

•                     8.7%, 9.4% and 9.2%, respectively, from cargo service; and

•                     17.5%, 13.0% and 10.4%, respectively, from services and maintenance of aircraft operated by other airlines, receipt of fines and fees in relation to re‑pricing of air fares and sub‑leasing, together with revenue from credit card companies that purchase TAM Fidelidade Program points to pass on to their customers and Multiplus Loyalty Program.

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

Our competitors' activities may impact our revenue generation.  New airlines entering the market and the ticket pricing policies employed by our competitors can also affect our revenues.  Accordingly, we are continuously evaluating the number of flights we offer and the size of our fleet.

The following table sets forth our supply and demand, load factor and domestic and international yields for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
ASKs (millions)	78,416	71,532	64,720
RPKs (millions)	57,654	51,450	44,148
Load factor	73.5%	71.9%	68.2%
Domestic yield in centavos	18.71	19.78	21.60
International yield in centavos	15.55	15.09	14.26

We use RASK (revenue per ASK) as one of our key performance indicators because we believe it enables us to evaluate the balance between load factor and yield and thereby allows us formulate our strategy regarding pricing more accurately.

Sales taxes and other deductions

We deduct the following taxes and tariffs from revenue:

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

Fuel expenses vary depending on the international petroleum market and the size and utilization of our fleet.  From 2003 to December 2011, the price of West Texas Intermediate ("WTI") oil, the reference price used internationally to price oil, quoted in dollars, increased 210%, from U.S.$31.85 per barrel to U.S.$98.83 per barrel.  In 2008, the price of WTI oil, quoted in dollars, decreased 53.5% from U.S.$95.98 per barrel to U.S.$44.60 per barrel, but increased to U.S.$150 per barrel in the middle of that year.  In 2009, the price of WTI oil, quoted in dollars, increased by 71.3% from U.S.$46.34 per barrel to U.S.$79.36 per barrel.  However, in 2009, due to the financial crisis and market competition, fares prices were not readjusted.  In 2010, the price of WTI oil, quoted in dollars, increased by 15% from U.S.$79.36 per barrel to U.S.$ 91.38 per barrel.  In 2010, we were able to increase fares in the international market, but due to market conditions we were not able to increase fares in the domestic market.  In 2011, we were able to increase fares in the international market, but due to market conditions in the first quarter 2011, we were not able to increase fares in the domestic market.  In 2011 the increase of WTI oil quoted in dollars was approximately 8%, increasing from U.S.$91.38 to U.S.$98.83 per barrel.  Because the price of oil is quoted in U.S. dollars, our fuel expenses are also affected by exchange rate variations.  In past years, we have succeeded in passing on the increase in fuel prices and exchange rate variations to passengers by increasing our ticket prices, albeit with a delay of several months.  However, we have entered into derivative transactions to hedge against certain oil price and exchange rate variations.  See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

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

Maintenance and repairs (excluding personnel) expenses consist of corrective and preventive work performed on our aircraft and flight equipment and include spare parts for aircraft.  Generally, these expenses are posted to our accounts as operating expenses as such parts are utilized, but for maintenance under “power-by-the-hour,” these are posted to our accounts based on hours flown by our aircraft.  Maintenance expenses vary according to the level of utilization of the fleet.

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

Expenses relating to third party services include airport ground‑support services, GDS (or Global Distribution System, an electronic passenger distribution system) expenses and airport‑utilization concession expenses.  Third‑party expenses vary mainly according to the volume of our operations.  Since the implementation of the e-TAM portal in September 2004, our GDS utilization expenses have been substantially reduced in relation to domestic reservations.  During 2011, 83.5% of reservations made through travel agencies (indirect channels) in Brazil were made through the e-TAM portal.  In the same period, outside Brazil, 100% of indirect channel reservations were made through GDS.

The principal components of our marketing and related expenses are:  commission for travel and cargo agents, as compensation for the sale of tickets, and cargo shipping (paid directly to the relevant agencies); and other marketing and related expenses, principally credit card administration fees.

Other expenses include those relating to the provision of in‑flight services, which vary principally as a function of the volume of passengers we carry on domestic and international flights, general administrative expenses, general provisions, delayed flight expenses and crew-related expenses.

Movements in fair value of fuel derivatives

In this line item, the changes in the fair value of fuel derivative instruments are recognized.  While we use derivatives to mitigate the economic effects of international petroleum prices, we do not apply hedge accounting for fuel derivatives.

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

Non‑controlling interest

The government of Paraguay holds a 5.02% equity interest in TAM Mercosur's capital stock.  We acquired TAM Mercosur in September 2003.  The amounts corresponding to the interest held by the Paraguayan government vary as a function of TAM Mercosur's results.

In addition, on February 5, 2010, Multiplus S.A. carried out an initial public offering.  As a result of the public offering, TAM reduced its interest in Multiplus from 100% to 73.17% while maintaining control in the company.  On October 10, 2011, as result of capital increase related to the exercise of Multiplus stock options, TAM's interest in Multiplus was reduced to 73.14%.

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

Revenue recognition - loyalty program

Revenue related to the TAM Fidelidade Program and Multiplus points is deferred based on the number of points currently outstanding and the historical breakage of points in the last 12 months, calculated as the average rate of points left unredeemed over that period.  The fair value of points issued to participants when flying with TAM or partnering airlines is determined based on the weighted average of points sold to trading partners and free tickets granted to passengers.  Also, the deferral of revenue depends on the estimate of the quantity of points to be cancelled when they expire after two years from the issuance date.

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

Contingencies

TAM is currently involved in various judicial and administrative proceedings.  Provisions are recognized for all contingencies in judicial proceedings that represent probable losses (it is probable that resources will be required to settle the obligation, and the amount has been reliably estimated).  The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel.  Management believes that these contingencies are properly recognized in the financial statements.

Financial instruments used to mitigate the risks of variations in jet fuel prices

TAM records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments.  Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices.

Year ended December 31, 2011 compared to year ended December 31, 2010

The figures set forth in the table below are expressed in both millions of reais and centavos and have been subject to rounding adjustments.  Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

	Year ended December 31,
							% Net Operational Income
	2011	2010	Variation (%)	2011	2010	Variation (%)	2011
	(in cents of R$ per ASK)			(in millions of R$)
Domestic	7.89	8.21	(3.9)%	6,185.3	5,870.9	5.4%	47.6%
International	4.88	4.59	6.2%	3,823.5	3,284.5	16.4%	29.4%
Cargo	1.50	1.56	(3.6)%	1,176.7	1,112.7	5.8%	9.1%
Other	3.02	2.14	41.3%	2,370.3	1,530.7	54.9%	18.2%
Sales taxes and other deductions	(0.72)	(0.59)	21.9%	(561.3)	(420.1)	33.6%	(4.3)%
Revenue	16.57	15.91	4.2%	12,994.5	11,378.7	14.2%	100.0%
Operating expenses
Personnel	(3.44)	(3.26)	5.6%	(2,695.5)	(2,328.4)	15.8%	(20.7)%
Fuel	(5.34)	(4.83)	10.7%	(4,186.9)	(3,451.2)	21.3%	(32.2)%
Depreciation and amortization	(0.93)	(0.98)	(4.8)%	(730.4)	(699.8)	4.4%	(5.6)%
Maintenance and repairs (excluding personnel)	(0.79)	(0.86)	(7.7)%	(619.4)	(612.3)	1.2%	(4.8)%
Aircraft insurance	(0.06)	(0.07)	(18.3)%	(46.5)	(52.0)	(10.6)%	(0.4)%
Take‑off, landing and navigation aid charges	(0.87)	(0.85)	2.1%	(682.3)	(609.4)	12.0%	(5.3)%
Leasing of aircraft, engine and equipment under operating leases	(0.57)	(0.66)	(12.8)%	(450.1)	(471.0)	(4.4)%	(3.5)%
Third party services	(1.07)	(1.08)	(0.9)%	(840.0)	(773.3)	8.6%	(6.5)%
Marketing and related expenses	(1.23)	(1.34)	(8.5)%	(962.9)	(959.8)	0.3%	(7.4)%
Reversal of additional tariff	0.00	0.51	-	0.0	364.8	(100.0)%	-
Other	(1.02)	(1.13)	(9.4)%	(803.6)	(809.3)	(0.7)%	(6.2)%
Total operating expenses	(15.33)	(14.54)	5.4%	(12,017.4)	(10,401.7)	15.5%	(92.5)%
Operating profit before movements in fair value of fuel derivatives	1.25	1.37	(9.0)%	977.1	977.0	0.0%	7.5%
Movements in fair value of fuel derivatives	0.05	0.05	4.1%	40.8	36.6	11.6%	0.3%
Operating (loss)/profit	1.30	1.42	(8.6)%	1,017.9	1,013.6	0.4%	7.8%
Finance income	3.75	2.48	51.3%	2,941.6	1,774.5	65.8%	22.6%
Finance costs	(5.27)	(2.34)	125.4%	(4,135.8)	(1,672.1)	147.3%	(31.8)%
Derivatives designated as cash flow hedge	(0.01)			(6.6)	-	-	(0.1)%
Profit (loss) before income tax and social contribution	(0.23)	(1.56)	(115.0)%	(182.9)	1,116.0	-	(1.4)%
Income tax and social contribution	(0.10)	(0.63)	(84.1)%	(78.6)	(447.1)	(82.4)%	(0.6)%
Profit / (loss) after tax (all continuing operations)	(0.33)	0.94	(135.5)%	(261.5)	668.9	-	(2.0)%
Profit/ (loss) for the year attributable to:
Non-controlling interest	(0.33)	0.94	-	(335.1)	637.4	-	(2.6)%
Equity holders of TAM	(0.09)	(0.04)	134.6%	73.6	31.5	-	0.6%
Total	(0.33)	0.94	(135.5)%	(261.5)	668.9	-	(2.0)%

Domestic

Domestic passenger revenue increased by 5.4% to R$6,185.3 million in 2011, compared to R$5,870.9 million in 2010.  This was due to an 11.4% increase in RPKs, combined with a 5.4% decrease in yield.  The decrease in yield in the domestic market reflects dilution caused by: (i) a 4.6% increase in stage length, which is the average distance flown per flight; (ii) an increase in the number of passengers using TAM Fidelidade loyalty program reward tickets; and (iii) an increase in the volume of leisure passengers flying during off peak hours and buying tickets in advance.  Our ASK supply increased 9.5%, which increased the load factor by 1.2% to 68.7%.  The combination of these factors caused our RASK to decrease by 4.2% to R$12.2.

International

International passenger revenue increased 16.4% to R$3,823.5 million due to an 8.3% increase in yield in U.S. Dollars, while the yield in reais  increased 3.1%.  The 12.9% increase in international passenger demand, combined with a 9.9% increase in supply, raised our load factor rates by 2.2% to 81.2%, the highest load factor we have ever recorded.  As a result, our RASK in U.S. Dollars increased 11.3%, while our RASK in reais  increased 6.0%.

Cargo

Cargo business increased by 5.8% to R$1,176.7 million in 2011, as a result of an 8.2% increase in our domestic cargo business and a 3.6% growth in our international cargo business.  This increase is related to: (i) the growth of the cargo market, which is linked to economic development; (ii) increase in our overall network, which led to a 21% increase in our passenger revenue; and (iii) our focus on business development (for example we launched our new website, which is designed to speed up orders for cargo delivery and shipping services and we created a new terminal in Maceió (AL) that is three times larger than the previous terminal. The new terminal increased TAM Cargo’s air cargo shipping capacity. Additionally, the international market was impacted by the 4.8% depreciation of the real against the U.S. dollar.

Other

Other business increased by 54.9% to R$2,370.3 million in 2011, compared to R$1,530.7 million in 2010, primarily due to a 158.9% increase in Multiplus’ revenue as compared to 2010.  As of December 31, 2011, Multiplus’ revenue was R$1,151.7 million.  Multiplus was created in 2009, and after its initial public offering, the company increased its corporate governance, dedicating a team to improve sales.  At the end of 2011, Multiplus had 190 partner establishments, of which 26 were coalition partners.  Of the 26 coalition partners, 12 joined the coalition in 2011.  Additionally, since January 1, 2010 points to TAM's flying customers are issued under the Multiplus loyalty program.  Previously, points were issued under the TAM Fidelidade Program.

Sales taxes and other deductions

Sales taxes and other deductions increased by 33.6% to R$561.3 million in 2011 representing 4.1% of the total revenue, compared to R$420.1 million in 2010 representing 3.6% of the total revenue, due to an increase in our revenues, particularly in revenues from Multiplus which have a higher tax rate than our transportation revenue.

Net Revenue

Our revenue increased by 14.2% to R$12,994.5 million in 2011, compared to R$11,379 million in 2010 due to the increase in passenger, cargo and other revenues described in further detail above.  The total RASK increased by 4.2% to R$16.6 in 2011, as a result of the 9.6% increase in total ASKs, combined with the increase of 14.2% in net revenue.  Our domestic RASK decreased 4.2% to R$12.2 in 2011 from R$12.7 in 2010.  Our international RASK in reais  increased by 6.0%, from R$11.9 in 2010 to R$12.6 in 2011.

Operating expenses

Personnel expenses increased by 15.8% to R$2,695.5 million in 2011, compared to R$2,328 million in 2010, primarily due to a 5.9% increase in the number of employees and an 8.75% increase in wages negotiated in December of 2010.  Personnel expenses per ASK increased by 5.6%.

Fuel expenses increased by 21.3% to R$4,186.9 million in 2011 compared to R$3,451 million in 2010, due to a 10.0% increase in the average fuel price per liter paid by us in reais, along with a 19.5% increase in the average price of WTI (the average price per barrel of WTI oil was U.S.$79.6 per barrel in 2010 and U.S.$95.1 per barrel in 2011) and a reduction in the average exchange rate, which was R$1.753 in 2010 and R$1.6748 in 2011.  The volume of fuel consumed increased by 10.1% due to a 6.8% increase in the number of hours flown and a 1.6% increase in the load factors.  The increase was partially offset by a 4.6% increase in the stage length (which is the average distance flown per flight) and the 4.8% depreciation of the real  in the same period.  Fuel expenses per ASK increased by 10.7%.

Depreciation and amortization expenses increased by 4.4% to R$730.4 million in 2011, compared to R$700 million in 2010, mainly due to five new aircraft placed into service, all of which were classified as capital leases.  Depreciation and amortization expenses per ASK decreased by 4.8%.

Maintenance and repairs (excluding personnel) expenses increased by 1.2% to R$619.4 million in 2011, compared to R$612 million in 2010, primarily due to the 4.8% depreciation of the real and the 4.6% increase in the stage length, which was partially offset by an increase of 10 aircraft in our fleet and a 6.8% increase in total hours flown.  Maintenance and repairs (excluding personnel) expenses per ASK decreased by 7.7%.

Aircraft insurance expenses decreased by 10.6% to R$46.5 million in 2011, compared to R$52 million in 2010, primarily due to improved market conditions in 2011 compared to 2010 and the 4.8% depreciation of the real.  This reduction was partially offset by an increase of 10 aircraft in our fleet, a 9.1% increase in the number of passengers and a 7.9% increase of in the number of landings.  Aircraft insurance expenses per ASK decreased by 18.3%.

Take‑off, landing and navigation aid charges increased by 12.0% to R$682.3 million in 2011, compared to R$609 million in 2010, primarily due to a 7.9% increase in the number of landings and a 10.3% increase in kilometers flown in the year.  Additionally, we expanded in international markets where the take-off, landing and navigation prices are higher, and we were impacted by the increase of take-off and landing charges in the domestic market in force since March 2011.  The increase was partially offset by the 4.8% depreciation of the real, which impacted international flights tariffs.  Take‑off, landing and navigation aid charges per ASK increased by 2.1%.

Leasing of aircraft, engine and equipment expenses under operating leases decreased by 4.4% to R$450.1 million in 2011, compared to R$471 million in 2010, mainly due to the 4.8% depreciation of the real.  This decrease was partially offset by five additional aircraft classified as an operational lease (excluding the ATR‑42).  Leasing of aircraft, engine and equipment expenses under operating leases per ASK decreased by 12.8%.

Third party services expenses increased by 8.6% to R$840 million in 2011, compared to R$773 million in 2010, mainly due to the following increased costs which were directly related to the growth in our operations: (i) GDS costs which were impacted by the 4.8% depreciation of the real; (ii) the increase in handling costs as a result of the overall increase in our operations; and (iii) the costs related to the creation of LATAM.  Third party services expenses per ASK decreased by 0.9%.

Marketing and related expenses increased by 0.3% to R$962.9 million in 2011, compared to R$960 million in 2010.  However, marketing and related expenses decreased proportionately when compared to our revenues.  This proportional decrease is related to our new assisted sales method for international flights implemented in October 2010.  Previously, TAM was responsible for travel agent compensation, but under TAM’s new assisted sales method, travel agent fees for these sales channels in Brazil are now the responsibility of, and paid directly by, passengers at the time of purchase.  Marketing and related expenses per ASK decreased by 8.5%.

Other expenses decreased by 0.7% to R$803.6 million in 2011, compared to R$809 million in 2010, primarily due to the significant reduction in passenger-related expenses, which includes mainly catering and expenses related to cancelled flights, expenses on logistics and overall expenses.  Other expenses per ASK decreased by 9.4%.

In line with our strategy of increasing productivity, we also intend to achieve an improved RASK minus CASK spread.  To achieve this target, we plan to maintain our new aircraft in our fleet that have a low average age, keep a high daily utilization of our aircraft and renegotiate our small and mid‑sized contracts to lower our fixed costs.  Joining the Star Alliance has helped us reduce the number of internal systems we use, which lowered our maintenance, service and spare parts costs.  We are seeking to optimize our maintenance plan by conducting maintenance operations during the night when costs are lower and we are reducing credit card fees by increasing the number of payment methods on our website.  We are still susceptible to fluctuations in fuel prices, which remain a key factor in our ability to achieve our desired results.  Additionally, the exchange rate variation between the Brazilian real and the U.S. dollar has recently begun to fluctuate inconsistently.  If the U.S. dollar strengthens significantly against the Brazilian real, our results may be negatively impacted.

Operating profit before movements in fair value of fuel derivatives

                As result of the factors described above, our revenue increased by R$1,615.8 million and our costs increased by R$1,615.8 million.  As a result of the offsetting increases in costs and revenues, our operating profit before movements in fair value of derivatives remained stable in 2011 compared to 2010.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) was a gain of R$40.8 million in 2011, compared to a gain of R$36.6 million in 2010 due to mark to market of our fuel hedge positions where the WTI increased from U.S.$79.6 per barrel in 2010 to U.S.$95.1 per barrel in 2011.

Operating profit

Due to the fact that our operating profit before movements in fair value of fuel derivatives remained stable while our gains on fair value of derivatives increased, our operating profit increased from R$1,013.6 million in 2010 to R$1,017.9 million in 2011.

Net finance income / (costs)

Our net finance loss was R$1,200.8 million in 2011, compared to a net finance gain of R$102.4 million in 2010, principally due to the effect of exchange variations in 2010 and 2011.

Interest income from financial investments increased 27.4% to R$174.2 million in 2011, compared to R$137 million in 2010, principally due to the increase in the average interest rate on our cash investments mainly as a result of the increase in the CDI interest rate.

Exchange variation was a loss of R$900.9 million in 2011, compared to a gain of R$243 million in 2010.  This difference is principally related to the weakening of the Brazilian real against the U.S. dollar, which decreased from R$1.67 per U.S. dollar as of December 31, 2010 to R$1.88 per U.S. dollar as of December 31, 2011.  Because we earn revenues in reias, this exchange variation effectively increased our U.S. dollar-denominated debt from our financial leases.

Interest expenses increased 15.7% to R$481.9 million in 2011, compared to R$416 million in 2010, principally due to the addition of five aircraft classified as financial leases as well as the increase in the LIBOR interest rate to which some of our leases are linked.

Profit (loss) before income tax and social contribution

In 2011 we had a loss before taxes of R$182.9 million, while in 2010 we had a profit of R$1,116.0 million.  The decrease is mainly due to a net finance loss of R$1,200.8 million in 2011 compared to a net finance gain of R$ 102.4 million in 2010.

Income tax and social contributions

Income tax and social contributions was R$78.6 million in 2011, compared to R$447 million in 2010.  Our effective rate of income tax and social contributions was 42.9% in 2011, compared to 40.1% in 2010.  This increase was primarily due to (i) the lower level of interest on own capital paid in 2011 compared to 2010 (interest on own capital is considered a deductible expense for tax purposes) and (ii) the fact that, during 2011, our subsidiaries outside Brazil (mainly the special purpose vehicles used for financing) incurred higher losses in 2011 than in 2010 as result of the depreciation of the real  against the U.S. dollar and these losses are not deductible for tax purposes.

Profit/(loss) after tax

As a result of the factors discussed above, we recorded a loss after tax (all continuing operations) of R$261.5 million in 2011, compared to a profit of R$669 million in 2010.  This was principally due to the weakening of the Brazilian real against the U.S. dollar (R$1.67 per U.S. dollar as of December 31, 2010 and R$1.88 per U.S. dollar as of December 31, 2011).

Year ended December 31, 2010 compared to year ended December 31, 2009

The figures set forth in the table below are expressed in both millions of reais and centavos and have been subject to rounding adjustments.  Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

	Year ended December 31,
							% Net Operational Income
	2010	2009*	Variation (%)	2010	2009	Variation (%)	2010
	(in cents of R$ per ASK)			(in millions of R$)
Domestic	8.21	8.45	(2.8%)	5,870.9	5,468.6	7.4%	51.6%
International	4.59	4.15	10.6%	3,284.5	2,684.0	22.4%	28.9%
Cargo	1.56	1.46	6.8%	1,112.7	936.3	18.8%	9.8%
Other	2.14	1.62	31.9%	1,530.7	1,050.2	45.8%	13.5%
Sales taxes and other deductions	(0.59)	(0.58)	1.7%	(420.1)	(373.6)	12.4%	(3.7%)
Revenue	15.91	15.09	5.4%	11,378.7	9,765.5	16.5%	100%
Operating expenses
Personnel	(3.26)	(3.07)	6.1%	(2,328.4)	(1,985.2)	17.3%	(20.5%)
Fuel	(4.83)	(4.24)	13.9%	(3,451.2)	(2,741.3)	25.9%	(30.3%)
Depreciation and amortization	(0.98)	(0.93)	5.1%	(699.8)	(602.4)	16.2%	(6.1%)
Maintenance and repairs (excluding personnel)	(0.86)	(0.99)	(13.5%)	(612.3)	(640.4)	(4.4%)	(5.4%)
Aircraft insurance	(0.07)	(0.10)	(26.1%)	(52.0)	(63.7)	(18.4%)	(0.5%)
Take‑off, landing and navigation aid charges	(0.85)	(0.91)	(5.9%)	(609.4)	(585.9)	4.0%	(5.4%)
Leasing of aircraft, engine and equipment under operating leases	(0.66)	(0.85)	(22.5%)	(471.0)	(549.8)	(14.3%)	(4.1%)
Third party services	(1.08)	(1.22)	(11.1%)	(773.3)	(787.6)	(1.8%)	(6.8%)
Marketing and related expenses	(1.34)	(1.32)	1.6%	(959.8)	(854.7)	12.3%	(8.4%)
Reversal of additional tariff				364.8	-	-
Other	(1.13)	(1.15)	(1.7%)	(809.3)	(744.8)	8.7%	(7.1%)
Total operating expenses	(14.54)	(14.76)	(1.5%)	(10,401.7)	(9,555.6)	8.9%	(91.4%)
Operating profit before movements in fair value of fuel derivatives	1.37	0.32	321.3%	977.0	209.9	365.5%	8.6%
Movements in fair value of fuel derivatives	0.05	0.49	(89.6%)	36.6	316.9	(88.5%)	0.3%
Operating (loss)/profit	1.42	0.81	74.1%	1,013.6	526.7	92.4%	8.9%
Finance income	2.48	3.73	(33.4%)	1,774.5	2,412.7	(26.5%)	15.6%
Finance costs	(2.34)	(1.61)	45.3%	(1,672.1)	(1,041.4)	60.6%	(14.7%)
Profit / (loss) before income and social contribution	1.56	2.93	(46.8%)	1,116.0	1,898.0	(41.2%)	9.8%
Income tax and social contribution	(0.63)	(1.00)	(37.7%)	(447.1)	(649.5)	(31.2%)	(3.9%)
Profit / (loss) after tax (all continuing operations)	0.94	1.93	(51.5%)	668.9	1,248.5	(46.4%)	5.9%
Attributable to
Non-controlling interest	0.04	0.00	-	31.5	1.7	1,774.5%	(0.3%)
Equity holders of TAM	0.89	1.93	(53.7%)	637.4	1,246.8	(48.9%)	5.6%
Total	0.94	1.93	(51.5%)	668.9	1,248.5	(46.4%)	5.9%

Domestic

Domestic passenger revenue increased by 7.4% to R$5,870.9 million in 2010, compared to R$5,468.6 million in 2009.  This was due to a 17.2% increase in RPKs, combined with an 8.4% decrease in yield.  The yield reduction in the domestic market reflects dilution caused by:  (i) a 6.5% increase in stage length, which is the average distance flown, per flight; (ii) an increase in the number of passengers using TAM Fidelidade loyalty program reward tickets; and (iii) an increase in the volume of leisure passengers flying during off-peak hours and buying tickets in advance.  The increase in load factors and the volume of leisure passengers supports the success of a marketing campaign that we started in August, that contributed to a change in the mix of domestic passengers that we believe will become increasingly relevant.  We believe that this demographic has significant potential for business growth, as the Brazilian middle class has grown considerably in recent years and is expected to continue growing.  Our supply in ASKs rose 13.5%, increasing the load factor by 2.1%, to 67.5%.  The combination of these factors caused our RASK to decrease by 5.4% to R$12.6.

International

International passenger revenue increased 22.4% to R$3,284.5 million due to a 20.1% increase in yield in dollars, while the yield in reais rose 5.8%.  The increase in international passenger demand, combined with a 6.0% increase in supply, raised our load factor rates by 6.6 percentage points to 79.0% for the year, the highest load factor we have ever recorded.  As a result, our RASK in dollars rose 15.4%, while our RASK in reais rose 31.0%.

Cargo

Cargo business increased by 18.8% to R$1,112.7 million in 2010, as a result of a 14.3% increase in our domestic cargo business and a 20.8% growth in our international cargo business, despite the appreciation of the real by 11.9% when comparing the average value of the real in each of 2009 and 2010.

This increase is related to: (i) the growth of the cargo market, which is linked to economic development, (the world crisis impacted our 2009 figures); (ii) increase in our overall network, which resulted in a 12% increase in our passenger revenue; and (iii) our focus on business development. In 2010, we recorded a 28% growth in the total weight of cargo carried in both the domestic and international markets when compared to 2009.

Other

Other business increased by 45.8% to R$1,530.7 million in 2010, compared to R$1,050 million in 2009, primarily due to the creation of Multiplus, which generated R$444.9 million in revenue from the redemption of points, and a 42.3% increase in other revenues, including expired tickets.  Multiplus began operations in 2010.

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

Maintenance and repairs (excluding personnel) expenses decreased by 4.4% to R$612 million in 2010, compared to R$640 million in 2009, primarily due to the appreciation of the real by 11.9% and an increase of 3.9% in the stage length, which was partially offset by a 14 aircraft increase in our fleet (excluding ATR‑42) and a 10.6% increase in total flown hours.  Maintenance and repairs (excluding personnel) expenses per ASK decreased by 13.5%.

Aircraft insurance expenses decreased by 18.4% to R$52 million in 2010, compared to R$64 million in 2009, primarily due to improved market conditions in 2010 compared to 2009 and the appreciation of the real by 11.9%.  This reduction was partially offset by a 14 aircraft increase in our fleet (excluding ATR‑42), the growth of 13.6% in the number of passengers and an increase of 6.5% in the number of landings.  Aircraft insurance expenses per ASK decreased by 26.1%.

Take‑off, landing and navigation aid charges increased by 4.0% to R$609 million in 2010, compared to R$586 million in 2009, primarily due to a 6.5% increase in the number of landings and a 10.6% increase in kilometers flown in the year, along with our expansion in international markets where prices are higher.  The increase was partially offset by the appreciation of the real by 11.9%, which impacted international flights tariffs.  Take‑off, landing and navigation aid charges per ASK decreased by 5.9%.

Leasing of aircraft, engine and equipment expenses under operating leases decreased by 14.3% to R$471 million in 2010, compared to R$550 million in 2009, mainly due to the appreciation of the real by 11.9%.  This decrease was partially offset by two additional aircraft classified as an operational lease (excluding the ATR‑42).  Leasing of aircraft, engine and equipment expenses under operating leases per ASK decreased by 22.5%.  Third party services expenses decreased by 1.8% to R$773 million in 2010, compared to R$788 million in 2009, reflecting economies of scale pursuant to our internal efforts to reduce costs.  The main reductions are related to consultants' fees and IT services.  Third part services expenses per ASK decreased by 11.1%.

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

Our expenses related to the tariff surcharge, previously provisioned at a monthly rate of 1.0% of our domestic airfare revenues, decreased as a result of the Superior Tribunal de Justiça's decision to definitively release us from paying the tariff surcharge.  In light of this decision, we reversed the provision of R$585.9 million (R$439.4 million net of income tax and social contribution) we had collected from June 2001 through August 2010.  Of that amount, R$346.8 million has been recognized in the statement of income in the operating expenses line.

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

In line with our strategy of increasing productivity, we also intend to achieve an improved RASK minus CASK spread.  To achieve this goal, we plan to increase our fleet, the daily utilization of our aircraft and renegotiate our small and mid‑sized contracts to lower our fixed costs.  Joining the Star Alliance has helped us reduce the number of internal systems we use, which lowered our maintenance, service and spare parts costs.  We are seeking to optimize our maintenance plan by conducting maintenance operations during the night when costs are lower and we are reducing credit card fees by increasing the number of payment methods on our website.  We are still susceptible to fluctuations in fuel prices, which remain a key factor in our ability to achieve our desired results.  Additionally, the exchange rate variation between the Brazilian real and the U.S. dollar has recently begun to fluctuate inconsistently.  If the U.S. dollar strengthens significantly against the Brazilian real, our results may be negatively impacted.

Operating profit before movements in fair value of fuel derivatives

As result of the factors described above, our revenue increased R$1,613.2 million and our costs increased R$846.0 million.  As a result of the greater increase in revenue, our operating profit before movements in fair value of derivatives increased by R$767.1 million in 2010 compared to 2009.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) was a gain of R$37 million in 2010, compared to a loss of R$317 million in 2009.  We ended 2010 with an unrealized net gain on financial instruments of R$207.2 million due to mark to market of our fuel hedge positions, where the WTI increased from U.S.$ 79.4 per barrel in the end of 2009 to U.S.$ 91.4 per barrel in the end of the 2010.  The realized loss on financial instruments of 2010 amounted R$170.3 million due to the variation in the price of WTI compared to average strike prices.

Operating profit

Due to the fact that our operating profit before movements in fair value of fuel derivatives increased by R$767.1 million and our gains on fair value of derivatives decreased by R$280.3 million, our operating profit increased from R$526.7 6 million in 2009 to R$1,013.6 million in 2011.

Net finance income / (costs)

Our net finance income was R$102 million in 2010, compared to an expense of R$1,4 million in 2009, principally due to the effect of exchange variations in 2009 and 2010.

Interest income from financial investments increased 66.5% to R$137 million in 2010, compared to R$82 million in 2009, principally because we held less cash amounts on average during the year and received a lower average interest rate on that cash.  As of December 31, 2010, our financial investments amounted to R$1,405 million, compared to R$1,011 million as of December 31, 2009.

Exchange variation was a gain of R$243 million in 2010, compared to an expense of R$1,722 million in 2009.  This decrease principally relates to the strengthening of the Brazilian real against the U.S. dollar (R$1.74 per U.S. dollar as of December 31, 2009 and R$1.67 per U.S. dollar as of December 31, 2010).  This increase mainly impacted the capital leases on our balance sheet that are denominated in U.S. dollars.

Interest expenses decreased 1.3% to R$416 million in 2010, compared to R$422 million in 2009, principally due to the reduction in LIBOR, which impacts the capital leases on our balance sheet.

Profit (loss) before income tax and social contribution

In 2010 we had a profit before taxes of R$1,116.0 million compared to R$1,898.0 million in 2010.  This decrease is due to R$102.4 million in net finance income in 2010 compared R$1,371.3 million in net finance income in 2009.  This decrease was partially offset by a R$486.9 million increase in our operating profit.

Income tax and social contributions

Income tax and social contributions was R$447 million in 2010, compared to R$213 million in 2009.  Our effective rate of income tax and social contributions was 40.1% in 2010, compared to 34.2% in 2009.  This increase was primarily due to certain tax losses recorded by our subsidiaries, for which tax credits are not recorded.

Profit/(loss) after tax

As a result of the factors discussed above, we recorded a profit after tax (all continuing operations) of R$669 million in 2010, compared to a profit of R$1,249 million in 2009.  This was principally due to the strengthening of the Brazilian real against the U.S. dollar (R$1.74 per U.S. dollar as of December 31, 2009 and R$1.67 per U.S. dollar as of December 31, 2010).

B.            Liquidity and Capital Resources

We believe that our liquidity position exceeds the minimum required to sustain our business adequately, and our working capital is sufficient for our present requirements.  We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities or through our access to debt markets.

We increased our current liquidity ratio by 8% between December 31, 2010 and December 31, 2011, and increased our liquidity ratio by 5.1% between December 31, 2009 and December 31, 2010, in both cases primarily due to the impact of the PIS and COFINS credit.  In 2011, we reviewed the criteria used to determine PIS and COFINS credits by reviewing the tax rules and using legal opinions from independent tax advisors.  We determined that our subsidiary should recognized the PIS and COFINS credit for certain purchases based on the relationship between revenue subject to the cumulative and non-cumulative regimes.  Our liquidity ratio is calculated by dividing current assets by current liabilities.

In order to manage our liquidity, we review our cash and cash equivalents, financial investments, accounts receivables and short term borrowings.  Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing.  Customers purchasing tickets using credit cards have the option to pay the ticket price in installments, typically over a 70‑day period.  We do not take credit risk on customers' credit card receivables because, pursuant to the terms of our agreements with credit card companies, the credit card companies are required to pay us on each of the customer's payment dates, regardless of whether the customer paid the credit card company.  As of December 31, 2011, we had R$2,335 million in cash and cash equivalents and financial investments (financial assets at fair value through profit or loss) and R$1,819 million in accounts receivables, compared to R$2,419 million and R$2,086 million in cash and cash equivalents and financial investments (financial assets at fair value through profit or loss) and R$1,557 million and R$1,122 million in accounts receivables as of December 31, 2010 and 2009, respectively.

In January 2009, we, along with our key counterparties, began restructuring our existing derivative hedging transactions.  As of December 31, 2008, due to the significant drop in the price of a barrel of oil, as set by the WTI, the market value of these transactions resulted in a loss of R$1,273 million.  Through restructuring, we were able to spread out the maturity dates of these transactions.  This allowed us to extend the life of the derivatives, but keep the other terms largely the same.  The restructuring reduced disbursements by approximately U.S.$75 million through December 31, 2010.

As of December 31, 2011, our current borrowings used to finance our working capital needs totaled R$947 million, compared to R$600 million as of December 31, 2010.  As of December 31, 2011, 99% of our borrowings were denominated in foreign currencies, including our Import Financing (FINIMP) and financing of pre‑delivery payments.  Our Industrial Funding (FINEM) agreements were denominated in reais and represented 0.02% of our total borrowings as of December 31, 2011, compared to 3% as of December 31, 2010.  As of December 31, 2011, our Import Financing (FINIMP) agreements represent 74% of our borrowings, compared to 87% as of December 31, 2010.

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value			Carrying value
	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2011	December 31, 2010	December 31, 2009
Current
Finance lease obligations	707,696	567,419	497,147	707,696	567,419	497,147
Senior notes	33,355	25,477	12,064	32,004	24,350	13,040
Borrowings	912,668	581,323	523,989	947,110	600,382	458,602
Debentures	319,009	399,604	281,738	311,190	379,942	275,896
	1,972,728	1,573,823	1,314,938	1,998,000	1,572,093	1,244,685
Non-current
Finance lease obligations	4,622,142	4,190,502	4,023,798	4,622,143	4,190,504	4,023,798
Senior notes	2,100,761	1,030,287	949,846	2,038,214	984,707	1,026,685
Borrowings	9,643	14,193	44,202	10,046	14,658	38,686
Debentures	527,319	627,873	853,256	496,253	596,979	835,568
	7,259,865	5,862,855	5,871,102	7,166,656	5,786,848	5,924,737

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2011, 2010 and 2009 and our total cash position as of December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011	2010	2009
Net cash generated from operating activities	625,902	636,801	191,103
Net cash used in investing activities	(488,801)	(379,243)	(480,918)
Net cash used /(provided) in financing activities	(499,240)	(320,510)	693,202

Cash and cash equivalents at the beginning of the year	1,012,220	1,075,172	671,785
Cash and cash equivalents at the end of the year	650,080	1,012,220	1,075,172

Net cash generated from operating activities

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash generated from TAM’s operating activities decreased R$10.9 million to R$625.9 million for the year ended December 31, 2011 from R$636.8 million for the year ended December 31, 2010.  The changes in cash flow generated from operations are mainly the result of the following factors:

•         On December 29, 2011 Bank Itaucard S.A. paid us R$200 million for the right to offer, distribute and market the Itaucard credit card to our customers nationwide.

•         In 2011 we made R$30.6 million in payments under a federal tax refinancing program (REFIS), and we did not make these payments in 2010.  Under the terms of the refinancing programs, these taxes are due beginning on the date on which we were formally admitted to the program, which was June 2011.

•         In 2011 we paid R$358.4 million in interest, compared to R$282.0 million in 2010, which was a R$76.4 million increase.  This increase is mainly the result of a devaluation of the Brazilian real  during the period requiring us to pay additional Brazilian reais  when paying interest on our foreign-currency denominated debt such as our finance lease liabilities.  This was also due to the increase in our total indebtedness from R$7,358.9 million as of December 31, 2010 to R$9,164.6 million as of December 31, 2011

•         In 2011 we paid R$263.2 million in additional income taxes due to increase in Multiplus operations.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash generated from TAM’s operating activities increased R$445.7 million to R$636.8 million for the year ended December 31, 2010 from R$191.1 million for the year ended December 31, 2009.  The increase in cash flow generated from operations is mainly the result of the following factors:

•         In 2010 cash provided from operating activities increased substantially due to the R$1,613.2 million increase in revenues, which was not accompanied by a corresponding increase in costs.

•         In 2010 we made a R$396.7 million cash investment in marketable securities, while in 2009 we obtained cash by redeeming R$231.2 million in marketable securities.

•         In 2010 our interest payments decreased R$30.6 million to R$282.0 million in 2010 from R$312.6 million in 2009. This is principally due to the appreciation of the Brazilian real, which led to a reduction in the amount of Brazilian reais  used to pay interest in foreign-currency denominated debt such as our finance lease liabilities.

•         In 2010 we made R$14.8 million in judicial deposits to ensure the continuity these processes in various courts.

Net cash used in investing activities

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash used in investing activities increased from R$379 million in the year ended December 31, 2010 to R$489 million in the year ended December 31, 2011, an increase of R$110 million.  This increase was primarily due to R$416 million in pre-delivery payments in 2011 compared to R$216 million in 2010.  The increase was partially offset by the one-time R$98 million cash payment to purchase assets related to TAM Milor in 2010

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash used in investing activities decreased from R$481 million in the year ended December 31, 2009 to R$379 million in the year ended December 31, 2010, a decrease of R$102 million.  This decrease was primarily due to a R$250 million reduction in cash outflows in 2010 compared to 2009 for the purchase of property, plant and equipment, as a result of our financing of flight equipment through FINIMP and the fact that we acquired less property, plant and equipment in cash.  The decrease was also partly due to a reduction in our investment in restricted cash of R$61 million, a increase in pre‑delivery payments in 2010 because, in 2009, pre‑delivery payments were financed or reapplied to other aircraft and, accordingly, no pre‑delivery payment cash transaction occurred in 2009.  The overall decrease in net cash used in investing activities was partially offset by an increase in cash used to purchase assets related to TAM Milor, including the TAM trademarks for R$98 million, and by a R$26 million reduction in cash reimbursements related to deposits in guarantees.

Net cash used/(provided) in financing activities

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash used in financing activities was R$499 million in the year ended December 31, 2011 compared to net cash used in financing activities of R$320 million in the year ended December 31, 2010.  The net cash used in financing activities in 2011 principally related to (i) payment of dividends in amount of R$205 million by TAM, Multiplus and TAM Mercosur, (ii) payment of financing liabilities in the amount of R$1,015 million, (iii) Multiplus capital reduction in the amount of R$161 million (iv) cash proceeds from a bond issuance equal to R$777 million and (v) cash inflows upon obtaining new financing liabilities in the amount of R$101 million.  The net cash used in financing activities in 2010 principally related to (i) payment of dividends in amount of R$242 million, (ii) payment of financing liabilities in the amount of R$881 million, (iii) cash proceeds (net of related expenses) from Multiplus' initial public offering in an amount equal to R$657 million; (iv) cash proceeds of R$73 million upon TAM S.A's capital increase in connection with the acquisition of assets of TAM Milor and (v) cash inflows upon obtaining new financing liabilities in the amount of R$70 million.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash used in financing activities was R$320 million in the year ended December 31, 2010 compared to net cash provided by financing activities of R$693 million in the year ended December 31, 2009.  The net cash used in financing activities in 2010 principally related to:  (i) payment of dividends in amount of R$242 million, (ii) payment of financing liabilities in the amount of R$881 million, (iii) cash proceeds (net of related expenses) from Multiplus' initial public offering in an amount equal to R$657 million; (iv) cash proceeds of R$73 million upon TAM S.A's capital increase in connection with the acquisition of assets of TAM Milor and (v) cash inflows upon obtaining new financing liabilities in the amount of R$70 million.  In 2009 the net cash generated from financing activities was substantially represented by debentures and senior bonds issued in the amount of R$593 million and R$503 million, respectively, and new financing in the amount of R$237 million, net of payments of leases and financings in the amounts of R$567 million and R$71 million, respectively.

Sources of financing

We typically finance our aircraft through lease transactions.  Although we believe that debt and/or operating/finance leasing shall be available for our future aircraft to be delivered, we cannot guarantee that we will be able to obtain resources on terms that are attractive to us, if at all.  To the extent that we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher financing costs.  We expect to continue to finance our working capital requirements using our available cash and cash flows from our operating activities, supplemented as necessary by short term credit lines and the debt markets.

Indebtedness

As of December 31, 2011, our total liabilities were R$13,861 million compared to R$11,832 million as of December 31, 2010.  Our total liabilities consisted of (i) R$5,246 million in current liabilities (compared to R$4,944 million in 2010), of which R$1,472 million was deferred income, R$27 million was derivative financial instruments, R$646 million was related to trade and other payables, R$1,998 million was financial liabilities, R$197 million was related to other current liabilities and R$367million was taxes, charges and contributions, and (ii) R$8,615 million in non‑current liabilities, of which R$7,167 million was represented by financial liabilities, R$271 million was from provisions, R$208 million was represented by deferred income, R$44 million was represented by derivative financial instruments and R$440 million was represented by other non‑current liabilities.

We have FINIMP‑type lines of credit with financial institutions to help us finance our acquisition of aircraft parts.  As of December 31, 2011, our FINIMP‑type contracts totaled R$713 million, compared to R$507 million as of December 31, 2010, with guarantees of promissory notes in the amounts of U.S.$18.7 million and U.S.$13.9 million for the next period.

We have finance lease agreements for the leasing of aircraft, engines and computer equipment.  As of December 31, 2011, the outstanding balance of such finance lease agreements was R$5,330 million, compared to R$4,758 million as of December 31, 2010.  The increase in our outstanding balance of finance lease agreements was largely due to changes in the exchange rate of reais to U.S. dollars, which increased our leasing obligations denominated in U.S. dollars.

TAM Linhas Aéreas has a U.S.$50 million credit facility with the International Finance Corporation, or IFC.  In December 2005, TAM Linhas Aéreas entered into an agreement with International Finance Corporation, or IFC, to finance up to U.S.$33 million in pre‑delivery payments to Airbus for firm order aircraft scheduled for delivery in 2010.  The full U.S.$33 million was guaranteed by TAM S.A.  As of December 31, 2011, we had R$3 million outstanding under this facility, compared to R$7 million outstanding as of December 31, 2010.

TAM Linhas Aéreas also has, at December 31, 2011, outstanding FINEM agreements for machinery and equipment in the aggregate amount of approximately R$0.2 million with the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES).  The guarantees are mortgages of assets and accounts receivables.

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

In October 2009, TAM Capital 2 concluded an offering of U.S.$300 million 9.5% senior notes due 2020.  The notes are guaranteed by TAM S.A. and TAM Linhas Aéreas. Interest is payable semi-annually and the maturity date is January 29, 2020.

On June 3, 2011, TAM Capital 3 Inc. concluded an offering of U.S.$500 million senior guaranteed notes due 2021. The notes are guaranteed by TAM S.A. and TAM Linhas Aéreas. Interest is payable semi-annually and the maturity date June 3, 2021.

The interest rates related to our real‑denominated indebtedness are typically indexed to TJLP or CDI, and the interest rates related to our U.S. dollar denominated indebtedness are typically indexed to LIBOR.  For a more detailed description of the interest rates associated with our indebtedness, see Note 15 of our consolidated annual financial statements for the years ended December 31, 2011, 2010 and 2009.

C.            Research and Development, Patents and Licenses, etc.

We hold or have filed registration applications for 229 trademarks before the Instituto Nacional da Propriedade Industrial, or INPI, the body with jurisdiction for registering trademarks and patents in Brazil, and 74 trademarks before the bodies with jurisdiction for registering trademarks in other countries in the Americas and Europe and Asia in which we operate.  Currently, we are facing no third‑party challenges to these applications.

TAM Marília owned the "TAM" trademark from its incorporation until September 2004 when TAM Marília underwent a spin‑off which resulted in the creation of Taxi Aéreo, Representações, Marcas e Patentes S.A. (TAM Milor).  TAM's trademark (and other trademarks related thereto) was transferred to TAM Milor.  Both TAM Marília and TAM Milor are companies controlled by the Amaro Family.  Until March 10, 2005, the relationship we, and our subsidiaries, TAM Viagens and TAM Mercosur, had with TAM Milor did not provide for any compensation for our use of the TAM trademarks and was subject to revision at any time.  In order to protect the use of TAM's trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the "TAM" trademark in exchange for a monthly compensation or royalty payment.  On July 13, 2010, our Board of Directors approved the acquisition of TAM Milor, through our subsidiary TLA, by acquiring all of the shares of TAM Milor held by individuals that are also shareholders of TAM.  On March 1, 2011, TAM Milor was merged into TAM Linhas Aéreas.

Besides these trademarks and patents, we have also conducted research and development to improve our business.  We have internally developed e‑TAM portal, a tool that integrates our entire sales chain, from the time of reservation until boarding of the aircraft.

D.            Trend Information

Historically, demand growth in Brazil's domestic aviation market has a strong correlation and elasticity with the country's GDP growth.  In 2010, we observed a new trend in our passenger's profile.  We believe many of our new airline passengers have transitioned to us from bus travel, especially travelers previously covering more than 800 kilometers on bus.  To help target this new passenger profile, in August 2010, we launched a new retail campaign, that includes selling tickets at Casas Bahia, marketing and selling new products, and the production of a new advertising campaign with the singer, Ivete Sangalo.  We started this retail campaign because we believe that much of our growth over the next years will come from middle class Brazilians flying for the first time.  In 2011, demand for passenger aircraft travel remained strong, driven by both passengers flying for business purposes, as well as for leisure.  Also in 2011, we launched the second phase of the same marketing campaign and placed kiosks to sell tickets in the subway stations in São Paulo and Rio de Janeiro.

As a result of the combination of projected Brazilian GDP growth and an expected increase in new passengers, we estimate that the domestic market demand will grow between 8% and 11% in 2012.  We believe that the commercial aviation segment will continue to grow in 2012 as Brazilian GDP continues to increase and new passengers continue to take to airplane trips.  We believe that our seat capacity growth will increase up to 2% in 2012 in the domestic market and between 1% and 3% in the international market.  We do not expect to open new routes in 2012, but we will work to increase the efficiency on existing flights and increase the frequency of flights on some international routes.  We expect to have an average load factor of 72% to 74% in the domestic segment and 83% to 85% in the international segment.  We expect trips to and from Brazil will continue be in high demand this year, especially considering Brazil's continued importance in the global economy.  In the domestic market, we believe that the increase in the number of passengers, which began a couple of years ago, will continue.  To benefit from this demand we will continue to invest in projects aimed at reaching all market segments, particularly the retail segment, which we believe will record the highest growth rate.

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

Non‑derivative financial liabilities	Less than 1 year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total	Effect of discounting	Carrying value
As of December 31, 2011
Finance lease obligations	816,750	1,488,034	1,689,975	1,865,986	5,860,745	(530,906)	5,329,839
Borrowings	979,176	3,986	3,714	5,029	991,905	(34,749)	957,156
Debentures	371,321	325,726	376,541		1,073,588	(266,145)	807,443
Senior notes	169,708	339,414	1,051,956	1,902,223	3,463,301	(1,393,083)	2,070,218
Other (1)	1,118,768	–	–		1,118,768	–	1,118,768
Refinanced taxes payable under Fiscal Recovery Program	47,142	96,072	180,953	722,657	1,046,824	(563,506)	483,318

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

Maurício Rolim Amaro, Vice‑Chairman of the Board of Directors.  Mr. Amaro has been a member of our board of directors since December 2004 and vice‑chairman since April 2007.  Mr. Amaro is the son of Mrs. Noemy Almeida Oliveira Amaro and holds the position of executive director of TEP.  He is also the chairman of the board of directors of TAM Aviação Executiva e Taxi Aéreo S.A. and Multiplus S.A.  Mr. Amaro has a degree in business administration and Aviation Administration from Broward Community College, located in Florida, United States of America.

Noemy Almeida Oliveira Amaro, Board Member.  Mrs. Amaro has been a member of TAM's board of directors since October 2008.  She is currently an executive director of TAM Empreendimentos e Participações and a member of the board of TAM Aviação Executiva e Taxi Aéreo.  Mrs. Amaro is the widow of Mr. Rolim Adolfo Amaro, she has a degree in foreign languages and previously worked as a teacher.

André Santos Esteves, Board Member.  Mr. Esteves has been a board member of TAM since August 2009.  He has a degree in computer science from the Federal University of Rio de Janeiro (UFRJ).  Currently, Mr. Esteves is the chief executive officer of BTG Pactual and member of both the Brazil and Global Management Committees.  Before joining TAM, he occupied the position of chairman and chief executive officer of UBS Pactual from 2006 to 2008.  He joined the firm in 1989, became a partner in 1993, and was appointed a Managing Partner in 2002.  After the sale of the bank to UBS in 2006, he became Chairman & Chief Executive Officer of UBS Pactual (2006‑2008), where he was appointed Global Head of Fixed Income of UBS in August 2007 and Global Head of FICC (Fixed Income, Currencies and Commodities) of UBS in October 2007.  André held both positions until leaving UBS in 2008.  He was also director of the Federation of Brazilian Banks (FEBRABAN) from 2003 until 2007, and a member of the board of Bolsa de Mercadorias e Futuros (Futures and Commodities Exchange) from 2002 until 2006.

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

Emilio Romano, Board Member.  Mr. Romano has been a member of our board of directors since November 2009.  He has a law degree from the Escuela Libre de Derecho, where he graduated Cum Laude and was a graduate student at the City of London Polytechnic.  Currently, he is the president of Telemundo since October 2011.  Mr. Romano leads the Telemundo broadcast network, its 15 owned stations, the Entertainment Division and Telemundo Studios – the No. 1 producer of original Spanish-language prime time content for U.S. Hispanics. Additionally, he will oversee the Emmy Award-winning news and sports divisions, Telemundo International, Telemundo’s digital media group, and the network’s sales and marketing units. He will also have oversight of mun2, the fastest growing lifestyle cable network for young bicultural Latinos. Mr. Romano is also a member of IATA's International Airline Training Fund Council.  From 2004 to 2007, Emilio Romano was the chief executive officer of Grupo Mexicana de Aviacion, where he spearheaded the launch of the first low-cost carrier in Mexico, "Click Mexicana," and he was a member of the board of directors of the International Air Transport Association (IATA) and the Association of Latin American Air Carriers (ALTA).  In 2001, he co‑founded Border Group, LLC, an investment and advisory firm specializing in Spanish speaking media companies.  Between 1995 and 1998, he served as Grupo Televisa's director of mergers & acquisitions and later as vice-president of international operations.  From 1989 to 1995, Mr. Romano was appointed General Director of Revenue Policy and International Fiscal Affairs and later, he was appointed Federal Fiscal Attorney within the Mexican Ministry of Finance, where he was the chief negotiator for more than 20 tax treaties and NAFTA tax and customs provisions.  Mr. Romano has been a member of the board of directors of Univisión Communications, Claxson Interactive Group and Transportes Aeromar.  He also served as a professor for the doctoral program in tax law at the Escuela Libre de Derecho.

Marco Antonio Bologna, Board Member.  Mr. Bologna has been a member of our board of directors since August 2009.  Mr. Bologna has a degree in production engineering from Escola Politécnica at São Paulo University (USP) and has a specialization in financial services from Manchester Business School, UK.  Mr. Bologna is the current chief executive officer of TAM S.A and TAM Linhas Aéreas.  He is also a board member of TAM Aviãção Executiva e Taxi Aéreo S.A., Suzano Papel e Celulose S.A. and ONE Properties S.A.  Before joining our board, Mr. Bologna was chief executive officer of TAM Aviação Executiva e Taxi Aéreo S.A. (2009‑2010), WTorre S.A. (2008), TAM S.A. and TLA (2004‑2007), as well as of Banco VR (2003–2004).  He was TAM S.A.'s chief financial officer from 2001 through 2003.

Waldemar Verdi Júnior, Board Member.  Mr. Verdi Júnior has been a member of our board of directors since January 2006.  He has a bachelor's degree in law and has taken extension courses in business administration at the University of Southern California (1977) and INSEAD (1982 and 2004).  Mr. Verdi Júnior is a member of the shareholders committee of GRUPO VERDI — GV Holding S.A., and a member of the boards of directors of Banco Rodobens, Companhia Hipotecária Unibanco — Rodobens, Centro das Indústrias do Estado de São Paulo — CIESP and Rodobens Negócios Imobiliários.  Mr. Verdi was also member of the board of Associação Comercial de São Paulo, COMGÁS — Companhia de Gás de São Paulo and CDES — Conselho do Desenvolvimento Econômico e Social do Presidente Luiz Inácio Lula da Silva.  Before joining us, Mr. Verdi Júnior worked for ASSOBENS — Associação Brasileira dos Distribuidores Mercedes‑Benz, ABRAD — Associação Brasileira das Administradoras de Consórico dos Distribuidores de Veículos Automotores and FENABRAVE — Federação Nacional da Distribuição de Veículos Automotores, Associação Comercial Desenvolvimento Econômico de São Paulo, COMGÁS - Companhia de Gás de São Paulo and CDES - Conselho do Desenvolvimento Econômico e Social of President Luiz Inácio Lula da Silva.

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

The following table sets forth the name, position and election date of the current terms of office of each member of our board of executive officers:

Name	Position	Election date
Marco Antonio Bologna	Chief Executive Officer	04/30/2010
Líbano Miranda Barroso	Chief Financial Officer and Director of Investor Relations	05/17/2004
Ruy Antonio Amparo	Director	08/01/2011
José Zaidan Maluf	Director	10/09/2009
Claudia Sender Ramirez	Director	12/15/2011

Summary biographical information for each member of our board of executive officers is set out below:

Marco Antonio Bologna, Chief Executive Officer.  Mr. Bologna has been a member of our board of directors since August 2009.  Mr. Bologna has a degree in production engineering from Escola Politécnica at São Paulo University (USP) and has a specialization in financial services from Manchester Business School, UK.  Mr. Bologna is the current chief executive officer of TAM S.A. and TAM Linhas Aéreas.  He is also a board member of TAM Aviãção Executiva e Taxi Aéreo S.A., Suzano Papel e Celulose S.A., and ONE Properties S.A.  Before joining our board, Mr. Bologna was chief executive officer of TAM Aviação Executiva e Taxi Aéreo S.A. (2009‑2010), WTorre S.A. (2008), TAM S.A. and TLA (2004‑2007), as well as of Banco VR (2003–2004).  He was TAM S.A.'s chief financial officer from 2001 through 2003.

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

Ruy Antonio Mendes Amparo, Director. Mr. Amparo has been director of TAM S.A. since August 2011. Mr. Amparo has been the Vice President of Operations and Maintenance of TAM Linhas Aéreas since March 2010. He joined the company in 1989, as an aircraft maintenance engineer.  He served as Aircraft Maintenance manager, technical director, and statutory executive officer.  In May 1997, he took over as TAM’s Technical Operational Vice President.  In 2006, he was appointed to the recently created position of Technical Vice-President.  From 2007 to mid 2011, he was the MRO vice-president (Maintenance, Repair and Overhaul). He graduated from ITA (Instituto Tecnológico de Aeronáutica – Technological Institute of Aeronautics) and has a post graduation degree in aerodynamics and aeroelasticity from the same institute.  Mr. Amparo has been active in aviation since 1983, working for companies such as Embraer, Aermacchi (Italy) and Órbita Sistemas Aeroespaciais.

José Zaidan Maluf, Director.  Mr. Maluf has been director of TAM S.A. since October 2010.  Mr. Maluf joined TAM in 1995 and since 2000 has served as the director of international contracts.  Since May 2010, Mr. Maluf has held a position as supply and contracts vice-president of TAM Linhas Aéreas.  For the last thirty years, he has worked in the aeronautics/airports sector in Brazil and has been involved in projects such as the coordinating the development of the joint Brazil-China Satellite programme (1989-94), the design, development and implementation of the Air Traffic Protection System and Protection Defence System in Brazil (System "Ciscea") (1983-89) and the Air Protection Systems of Confins Airport in Belo Horizonte and the Guarulhos International Airport in Sao Paulo (1978-83).  Mr. Maluf graduated with a degree in electrical engineering from the Mauá - Brazil School of Engineering (Escola de Engenharia Mauá - Brasil) and holds an MBA from IBMEC.

Claudia Sender Ramirez, Director - Ms. Ramirez has been director of TAM S.A. since December, 2011.  She has been the Vice President of Sales and Marketing of TAM since December 2011.  She graduated as Chemical Engineer from the Polytechnic School of USP and has an MBA from Harvard Business School in Boston.  Since 2005, she has served as vice president of marketing at Whirlpool Brazil and, for the past seven years, has been in the consulting firm Bain & Company.

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

Our by‑laws provide for a non‑permanent fiscal council, which can be installed by a shareholders' meeting.  Following the annual general meeting of our shareholders on April 4, 2011, we established a Fiscal Council (Conselho Fiscal) in accordance with Brazilian corporate law, composed of up to five members.  As required by Brazilian corporate law our Fiscal Council is independent of our management and external auditors.  The Fiscal Council's responsibilities include monitoring management's activities and reviewing our annual report and financial statements.  The members and their respective alternates were elected by the shareholders at the annual general shareholder's meeting for this year.  The current members of our Fiscal Council are:  Flávio Jarczun Kac, Antonio Fernando Siqueira Rodrigues, Edvaldo Massao Murakami, Adalberto de Moraes Schettert and Nilton Maia Sampaio.  We have an audit committee that satisfies the audit committee requirements of the SEC and the NYSE.

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

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors.  Their remuneration was as follows, including any contingent or deferred compensation accrued for the year:

	2011	2010	2009
	(R$ thousands)
Salaries	12,445	7,681	9,497
Profit share and bonuses	16,903	12,515	9,875
Share‑based payment	16,360	15,999	11,409
Other long‑term benefits			810
	45,708	36,195	31,591

Our executive management fees represent total compensation paid to the members of our board of directors and executive officers.  Executive management fees were 26.29% higher in 2011 compared to 2010 mainly due to the increase in the numbers of statutory directors and the fact that we achieved the financial required for the payments of higher bonuses.  Executive management fees were lower in 2010 compared to 2009 due to the achievement of financial results reflected in the profit share and bonuses programs along with share-based program vesting periods.

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

Sustainability and Culture Management

We believe that our guiding motto, a Passion to Fly and Serve, encompasses the spirit of TAM's brand.  Sustainability is one of our key principles.  Accordingly, we seek to include sustainability in our day-to-day activities and corporate practices.  We have been involved in a variety of sustainability activities since 2005.  At first, our sustainability actions were more cautious – we had the Sob as Asas da TAM program, "Under the Wings of TAM", which organizes and funds activities promoting social sustainability.  Over the years, our sustainability activities have become more structured and we now have a department dedicated to sustainability.

We are committed to creating a culture of sustainability that will filter into society in general.  We use management practices, technologies and products that are also committed to sustainability and are in line with our internal sustainability guidelines.  We intend to generate new values for the airline itself, in order to change the mindset of our employees, our customers and society in general.  We are committed to environmental measures, and we use biodiesel made from jatropha oil.  We have clearly-outlined objectives, and we are committed achieving these sustainability goals.

We have sustainability measures in a variety of segments and we have a six point sustainability action plan:

Customers: We plan to express our commitment to sustainability in ways that impact customers in every point of contact with the airline (reservation, check-in, flight, arrival).

Employees: We want to attract our employees’ attention to sustainability issues, motivating them to espouse the daily practices inside and outside TAM through educational activities and communication.

Investors: We want to explain to investors that our sustainable actions are related to economic interests, by demonstrating that our economic results are related to environmental and social activities.  We will develop a new accountability model to present our results to investors.

Partners: We want to involve third parties in our sustainability measures, and involve them in the planning and implementation of sustainable practices (especially our suppliers and Infraero).

Society: We would like to develop a closer relationship with the community using our experience to improve society.  We are developing action plans related to sustainable tourism and the environment: (i) greenhouse gases; (ii) surrounding areas of the airports (noise, use and occupation of soil, residuals etc.) and (iii) local development related to the development of our business.

Environment: We believe that in order to prevent or minimize environmental damage we must understand and study the environmental impact of our current and future businesses.  We have a plan to reduce the greenhouse gas emission and residue emissions and to protect biodiversity.

Qualification and Training

Since 2008, we have particularly focused on personnel development and implemented many initiatives to reach our goal of becoming one of the best companies to work for in Brazil.  One initiative was our evaluation and redesign of our human resources value proposition.  We hired Fundação Dom Cabral (one of Brazil's best development consultancies) to conduct a culture mapping examination of us, and with the assistance of their evaluation and our branding group, we developed a new value proposition.  We use this proposition as a guideline for human resources strategy implementation.  The new value proposition reinforces our desire to stand out through the quality of our services and it reinforces one of our core values, a Passion to Serve.

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

In 2009 and 2010, we worked to create individualized corporate development plans for directors and vice presidents and began implementing those plans for certain leadership roles.  We reviewed employee training and skills through an assessment process that evaluated and identified professional and personal skills, and we also created the Drivers of Behavior Program and the Management Development Program.  In 2011 we implemented a new project called “Escola de Gente”.  The goal of this program is to develop employees' communication, feedback and leadership, among others.

We are particularly focused on the qualification and growth of our employees, which we believe constitute our chief operating asset.  Our management of our human capital, which represents a broad illustration of the wealth, complexity and diversity of Brazilian society, is a key part of our strategic planning.  Our training area, the Commander Rolim Amaro Service Academy, seeks to contribute to the development and qualification of our staff.  In 2011, we invested approximately R$34.4 million in qualification and training programs, an increase of 23% compared to 2010.  Most of these training programs were live or given by electronic means (e‑learning) – available via the internet or intranet.

Compensation and Benefits

Profit Sharing and Results

The profit sharing amounts distributed in 2011 were 35% higher than the amounts distributed in 2010.  Employee profit sharing is calculated based on the achievement of three performance indicators: the financial indicator, EBIT (Earnings Before Interest and Taxes), the satisfaction index of our passengers through a methodology called the Net Promotor Score (NPS) and the punctuality index related to our scheduled flights.  The NPS was introduced in 2008 to improve services in each and every point of contact with our clients, and in 2011 TAM introduced punctuality as a toll to improve the service level.

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

As of December 31, 2011 we had 29,852 employees (including interns and board members), compared to 28,193 employees as of December 31, 2010 and 24,348 employees as of December 31, 2009.  Our personnel expenses in 2011 totaled R$2,695.5 million compared to R$2,328.4 million in 2010.  The following table shows the number of employees as of December 31, 2011, 2010 and 2009 for the operations and locations indicated:

	December 31, 2011	December 31, 2010	December 31, 2009
TAM Linhas Aéreas
Assistants, secretaries and dispatchers	12,777	11,077	10,125
Analysts and assistants	2,833	2,934	2,825
Supervisors/coordinators	827	855	676
Chairman, vice chairmen, directors and managers	294	287	230
Mechanics, electricians and technicians	3,500	2,389	1,705
Attendants	6,217	7,087	4,785
Captains and co-pilots	2,312	2,222	1,977
Interns	61	64	66
Total	28,821	26,915	23,563

Pantanal Linhas Aéreas
Assistants, secretaries and dispatchers	N/A(1)	140	-
Analysts and assistants	N/A(1)	35	-
Supervisors/coordinators	N/A(1)	31	-
Chairman, vice chairmen, directors and managers	N/A(1)	6	-
Mechanics, electricians and technicians	N/A(1)	16	-
Attendants	N/A(1)	47	-
Captains and co-pilots	N/A(1)	41	-
Total	N/A(1)	316	-

Multiplus
Assistants, secretaries and dispatchers	-	9	-
Analysts and assistants	76	38	-
Supervisors/coordinators	17	19	-
Interns	20	-
Chairman, vice chairmen, directors and managers	11	19	-
Total	124	85	-

TAM Viagens
Assistants/receptionists/secretaries/interns	19	36	37
Analysts/assistants/secretaries	115	89	80
Attendants, promoters/issuers/sales reps	247	231	143
Attorneys/coordinators/leaders/supervisors	21	28	28
Directors/managers/advisors	20	14	15
Total	422	398	303

TAM Mercosur
Paraguay	464	444	442
Chile	0	0	0
Argentina	0	0	0
Uruguay	0	0	0
Bolivia	21	35	40
São Paulo	0	0	0
Total	485	479	482
Grand Total	29,852	28,193	24,348

_______________________
(1)           On December 29, 2011, Pantanal was merged in TAM Linhas Aéreas

At the end of 2011, we had 29,852 employees (including interns and board member), of which 28,006 were in Brazil and 1,846 were abroad.  In 2011, we recorded a 5.9% staff increase compared to a 16% increase in 2010.

Our staff largely consists of young men and women, where 42% are between the ages of 18 and 29, 39% are between 30 and 39 years and 19% are above 40 years.

Internal Social Indicators

TAM's internal social indicators provide an overview of the volume of resources allocated to the employees, in addition to the fixed compensation.  This group includes items, such as the total value invested in food, private pension, health, occupational safety and medicine, education, training and qualification of employees.

E.            Share Ownership

The following table sets forth the class, number and percentage of shares held by our directors at the date of this Annual Report:

	Number of Common Shares Held	Number of Preferred Shares Held
Maria Cláudia Oliveira Amaro	20,077,965	10,907,893
Maurício Rolim Amaro	20,077,965	10,907,893
Noemy Almeida Oliveira Amaro	2,886,441	974,956
André Santos Esteves	0	1
Antônio Luiz Pizarro Manso	0	1
Emilio Romano	1	0
Marco Antonio Bologna	1	0
Waldemar Verdi Júnior	1	0

We have implemented a preferred share purchase option plan for our and our controlled companies' officers and employees, as approved at our shareholders' meeting held on September 29, 2005.  Other than in respect of the first grant of options (described below), the strike price per preferred share is the amount equal to 80% of the average market price of our preferred shares in the month preceding the granting of the option, adjusted for inflation.  We granted 715,255 options to purchase our preferred shares in December 2005, with an exercise price of R$14.40 per preferred share.  On June 26, 2006, our board of directors granted the release of 239,750 preferred shares as a second award to be used as options under the plan, with an exercise price of R$43.48 per preferred share.  On December 14, 2007, our board of directors granted the release of 780,311 preferred shares as a third award to be used as options under the plan, with an exercise price of R$39.67 per preferred share.

Our board of directors granted four releases of 230,000 preferred shares as an extraordinary granting on the following dates: on September 27, 2007, with an exercise price of R$38.36 per preferred share, on February 29, 2008 with an exercise price of R$30.24 per preferred share, on April 1, 2010 with an exercise price of R$24.59 per preferred share and on November 3, with an exercise price of R$20.53 per preferred share.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table shows the shareholdings of each shareholder holding 5% or more of our common or preferred shares and of the members of our board of directors as of December 31, 2011, being the most recent practicable date.

	Shares Beneficially Owned
Common Shareholders	Number	Percent
Maria Cláudia Oliveira Amaro	20,077,965	35.97%
Maurício Rolim Amaro	20,077,965	35.97%
Noemy Almeida Oliveira Amaro	2,886,441	5.17%
João Francisco Amaro	4,610,334	8.26%
André Santos Esteves	0	—
Antônio Luiz Pizarro Manso	0	—
Emilio Romano	1	—
Marco Antonio Bologna	1	—
Waldemar Verdi Júnior	1	—
Other	8,163,975	14.63%
Total	55,816,683	100%

	Shares Beneficially Owned
Preferred Shareholders	Number	Percent
Maria Cláudia Oliveira Amaro	10,907,893	10.87%
Maurício Rolim Amaro	10,907,893	10.87%
Noemy Almeida Oliveira Amaro	974,956	0.97%
André Santos Esteves	1	—
Antônio Luiz Pizarro Manso	1	—
Emilio Romano	0	—
Marco Antonio Bologna	0	—
Waldemar Verdi Júnior	0	—
Treasury shares	80,255	0.08%
Minority Shareholders:
Morgan Stanley Uruguay	4978009	4.96%
Other	72,541,092	72.26%
Total	100,390,098	100%

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

On November 5th, 2010, our Board of Directors approved and ratified the capital increase in the amount of R$144,395,450.00, by issuing 5,621,634 new common shares at a price of R$25.69 per common share.  The issued shares started trading on the BM&FBOVESPA on November 8th, 2010.

On September 5, 2011, TEP share capital was reduced and a substantial amount of its shares were cancelled.  In exchange for these shares, TEP gave 100% of its TAM S.A. shares to the Amaro family.  These TAM shares were pro-rated to individual members of the Amaro family according to the individual's equity participation in TEP.  As a result of this exchange, TEP is no longer a TAM S.A. shareholder.

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

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located near Congonhas airport in São Paulo for a period of 10 years.  TLA paid R$16 million up front to TAM Marília and is entitled to use the facilities and the infrastructure of the hangar.  TLA provides the same cargo services as those it previously provided in the cargo terminal.  The fee was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities.  The amount recognized in our income statement for the year ended December 31, 2011 totaled R$2 million and the year ended December 31, 2010 totaled R$2 million.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See "Item 3. Key Information — A. Selected Financial Data" and "Item 18. Financial Statements."

Legal Proceedings

We are involved in various judicial and administrative proceedings arising from the normal course of our businesses.  We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.  The table below sets forth the total estimated value of amounts claimed, provisions for contingencies and court deposits as of December 31, 2011 and December 31, 2010:

	Total Estimated Amount Claimed December 31, 2011	Total Estimated Amount Claimed December 31, 2010	Provision for Contingencies December 31, 2011	Provision for Contingencies December 31, 2010	Court Deposits December 31, 2011	Court Deposits December 31, 2010
	(R$ thousands)
Tax proceedings	2,215,629	1,118,295	289,959	222,357	97,651	82,252
Labor proceedings	462,826	345,744	21,444	20,930	36,649	28,898
Civil proceedings	178,385	122,588	107,637	86,271	13,621	14,137
Total	2,856,840	1,595,627	419,040	329,558	147,921	125,287

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

Proceedings filed against us

Civil proceedings

We are party to approximately 24,500 civil proceedings arising from the normal course of our business and the total amount claimed in these proceedings as of December 31, 2011 was estimated at R$178.4 million, compared to R$122.6 million as of December 31, 2010.  The vast majority of these proceedings involve minor cases relating to customer relations.  The more significant actions relate to civil liability and disputes resulting from cancellation of agreements to provide services and commercial representation.  As of December 31, 2011, we had established provisions to address the potential liability from the civil proceedings classified with "probable risk" in the total amount of R$107.6 million (compared to R$86.3 million as of December 31, 2010).

Damage claims relating to accidents

TAM Linhas Aéreas is party to 4 actions filed by relatives of victims of the accident that occurred in October 1996 involving one of our Fokker 100 aircraft which crashed during departure, in addition to 43 actions filed by residents of the region of the accident's location, who are claiming pain and suffering, and 3 class actions.  Any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in our insurance policy with Itaú Unibanco Seguros S.A.  We believe that the cap of U.S.$400 million in that insurance policy is sufficient to cover any penalties and judicial or extrajudicial agreements arising as a result of this matter.

The insurance coverage related to the risks and liabilities from the accident that occurred in July 2007 with an Airbus A320 aircraft has, as of December 31, 2011, been sufficient, with settlements being made directly between the insurance company and the victims' families.  As of December 31, 2011, approximately 193 settlements had been made and others were under negotiation with the insurance company.  Our management believes that the insurance coverage is adequate and that we did not incur any expenses that were not contemplated by the scope of the insurance policy that would result in TAM's obligation to pay.

Tax proceedings

We are party to various administrative proceedings or court actions in which we are claiming non‑application of a specific tax or reimbursement of taxes paid improperly, or in which we are contesting the charging of specific taxes resulting from the normal course of our business; the total amount claimed in these proceedings as of December 31, 2011 was estimated at R$2,215 million (compared to R$1,118.3 million as of December 31, 2010).  We cannot guarantee that we will succeed in obtaining these tax credits or securing a favorable outcome in respect of the application of those taxes.  As of December 31, 2011, we had established provisions totaling R$290 million for tax proceedings involving probable loss to us, including those listed below.  In respect of certain proceedings, we have made court deposits, while in respect of others we have court protection that allows us to dispute the cases without need for partial payments or judicial deposits.  In the event there is a difference between the amounts we have paid and deposited and the timing of payments required to satisfy the obligation recorded, we have the ability to fund any difference using cash from our operations and to the extent necessary, we are prepared to liquidate our financial investments to pay any such obligation.

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

Airline worker fund

We have filed an ordinary action with a request for an injunctive relief for non‑payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline's payroll.  Payment of the tax credit is suspended by virtue of the injunctive relief in our favor.  Currently, the proceeding is in the expert witness phase.  In 2004, the INSS issued an assessment notice in order to toll the Statute of Limitations of the social security credit as a result of non-payment of the Airline Workers Fund.  The administrative proceeding has been suspended until completion of the judicial process.  The approximate adjusted value of this proceeding as of December 31, 2011 was R$225 million.  In the opinion of our legal advisors, the chance of loss in respect of this proceeding is considered probable.  On the basis that payment of this tax is required by law, our management established a provision in accordance in the amount of R$225million until the final judicial outcome of the matter.

Labor actions

As of December 31, 2011 we were party to 2,317 labor claims filed by our employees, former employees or service providers arising from the normal course of our business (compared to 1,810 labor claims as of December 31, 2010).  We do not believe that such claims (individually or collectively) will have a material adverse effect on our results of operations in the event of unfavorable rulings.  Of those 2,317 labor claims, 1,699 are against TAM Linhas Aéreas, and 618 are against service providers or sales representatives and TAM Linhas Aéreas.  In the case of the individual labor claims, the principal disputes refer to demands for the payment of hazard supplements, overtime and make‑up work, as well as requests for the payment of wage differentials in specific cases involving crew members.  We are part of 33 class actions, for which additional payment for ramp and maintenance functions is sought.  The total assessed value of those actions was approximately R$462,800 as of December 31, 2011, and according to our legal advisors, R$15.6 million correspond to claims with a remote chance of loss, R$462.6 million correspond to claims with a possible chance of loss, and R$20.6 million correspond to claims with a probable chance of loss.  We have established provisions totaling R$21.4 million as of December 31, 2011 in respect of all of these claims.  For specific actions we have made court deposits totaling R$36.6 million to address labor claims.  The provision is based on our management's estimate as to likely losses we might incur as a result of the various labor claims filed by current or former employees.  We believe the provisioned amount is sufficient as to cover probable losses, estimated as applicable, in the event that the rulings are unfavorable to us.

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

Additional airport tariffs — ATAERO

We also filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das Tarifas Aeroportuárias (Additional Airport Tariffs, or ATAERO), which are charged at a rate of 50% on the value of tariffs and airport tariffs.  The total amount involved, adjusted for inflation, as of December 31, 2011 totaled R$1,089 million.

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

Article 32, paragraph 2, of our by‑laws and article 9, paragraph 7, of Law No. 9,249/95 provide that interest on Net Equity can be attributed to the payment of dividends for purposes of the mandatory dividend.

Our dividend policy

We did not distribute dividends or interest on capital to our shareholders between 1997 and 2004 because we had accumulated losses for those years.  Our board of directors declared a dividend payment in the gross amount of R$236,722 thousand in respect of the year ended December 31, 2009, which was approved by our shareholders on April 30, 2010.  Our board of directors declared a dividend payment of R$181,664 thousand in respect of the year ended December 31, 2010, which was approved by our shareholders on April 4, 2011.  In 2011 we recorded a net loss, and no dividends or interest on share capital was distributed to our shareholders.

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

B.            Significant Changes

None

ITEM 9.  THE OFFER AND LISTING

A.            Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs.  As of December 31, 2011, the ADSs represented approximately 47.0% of our preferred shares and 30.2% of our current global public float, compared to 42.6% and 27.4%, respectively, as of December 31, 2010.

The following tables set forth the reported high and low closing sales prices for our ADSs on the NYSE for the periods indicated.

	U.S.$ per ADS
Quarter	Low	Average(1)	High
First quarter 2011	19.20	22.05	24.91
Second quarter 2011	19.12	20.80	22.23
Third quarter 2011	14.47	20.25	24.13
Fourth quarter 2012	14.61	18.84	20.86

(1)       Calculated as the average of closing prices for the period.

	U.S.$ per ADS
Month	Low	Average(1)	High
August 2011	14.47	18.62	21.09
September 2011	15.58	19.90	22.30
October 2011	14.61	17.40	20.86
November 2011	17.53	19.40	20.58
December 2011	19.15	19.71	20.40
January 2012	19.48	20.84	21.70
February 2012	22.06	23.17	24.39
March 2012 (through March 21)	22.60	24.04	25.19

(1)       Calculated as the average of closing prices for the period.

The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA for the periods indicated.

	R$ per Preferred Share(1)
Year	Low	Average(2)	High
2007	39.64	54.42	68.71
2008	13.70	31.42	42.00
2009	12.70	21.89	39.20
2010	23.37	33.91	43.20
2011	23.29	33.81	41.29

(1)       These figures have not been adjusted to reflect the share split agreed on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)       Calculated as the average of closing prices for the period.

	R$ per Preferred Share(1)
Quarter	Low	Average(2)	High
First quarter 2009	12.70	16.66	22.63
Second quarter 2009	12.87	17.65	21.25
Third quarter 2009	20.20	23.81	26.15
Fourth quarter 2009	23.00	29.44	39.20
First quarter 2010	28.40	34.38	42.99
Second quarter 2010	23.37	27.89	33.30
Third quarter 2010	24.44	32.80	39.44
Fourth quarter 2010	38.01	40.73	43.20
First quarter 2011	31.50	36.27	41.29
Second quarter 2011	29.75	32.61	34.96
Third quarter 2011	23.29	32.83	37.35
Fourth quarter 2011	26.64	33.62	37.63

(1)       These figures have not been adjusted to reflect the share split agreed on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)       Calculated as the average of closing prices for the period.

	R$ per Preferred Share
Month	Low	Average(1)	High
October 2010	38.01	39.72	41.86
November 2010	40.45	41.67	43.20
December 2010	38.96	40.80	42.50
January 2011	36.61	40.07	41.29
February 2011	33.50	35.60	37.43
March 2011	31.50	33.29	35.69
April 2011	29.75	31.06	32.43
May 2011	31.98	33.90	34.96
June 2011	30.90	32.68	34.37
July 2011	29.80	34.84	37.35
August 2011	23.29	29.58	33.40
September 2011	28.87	34.39	36.80
October 2011	26.64	30.47	34.97
November 2011	32.74	34.23	35.65
December 2011	34.87	36.05	37.63
January 2012	35.22	36.67	37.71
February 2012	37.76	39.25	41.35
March 2012 (through March 21)	39.45	42.40	45.19

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

Tag along rights

A change of control of a Level 2 listed company must be conditioned on the acquiror undertaking to make a public offer to purchase 100% of the common and preferred shares at a price per share equal to the price paid to the controlling shareholder.  The acquiror must request the registration of the tender offer with CVM within 30 days from the date of the acquisition of the controlling interest.

Similarly, any party that acquires a controlling interest in the company through successive purchases of shares will be obliged to make a public offer to purchase the remaining shares as described above, and to pay to the shareholders, who sold shares on the stock exchange on the same day as the acquiror of a controlling interest, the difference between the price it paid for the shares acquired during the previous six months, duly adjusted in accordance with the inflation index or any other monetary correction applicable to the relevant period, and the price to be paid to the other shareholders as described above.

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

Reporting of periodic information

We must present, within the legal required time period, our (i) financial statements; (ii) quarterly information report (ITR); (iii) standard financial statements (DFP); and (iv) annual report (formulário de referência).

At the end of each fiscal year and each quarter, we must present complete financial statements in English, and these financial statements must be accompanied by the management report or comments on the performance of our company and the independent auditor’s report.  These financial statements must be presented within a maximum of 15 days after the disclosure of the financial statement in Portuguese.

The quarterly information report (ITR) must include a note on transactions with related parties, and this note must include the information required by the applicable accounting rules.

The annual report (formulário de referência) should provide updated information on the equity positions of all investors, including private individuals holding, either directly or indirectly, over 5% of voting capital.

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

Cancellation of Level 2 registration

In the event we cancel the registration of our shares on Level 2 of BM&FBOVESPA, or de‑list as a publicly listed company, a public offering by the company or by the controlling shareholder group for the acquisition of all our outstanding shares will be required.  The minimum price to be paid per share will be the "economic value," which is determined through a report on the valuation of our shares, which must be prepared by a specialized company of proven experience that is independent of us, our directors and our controlling shareholder group, in addition to satisfying the applicable terms of and carrying responsibility under Brazilian corporation law.

The choice of the specialized company responsible for determining the economic value of our shares is to be determined at a shareholders' meeting at which preferred shareholders will be entitled to vote, following presentation by the board of directors of a list of three specialized companies nominated for such purpose.  The selection must be made on the basis of a majority vote of the free float shares attending the meeting, excluding abstentions.  If the vote occurs on the first call, it must be attended by holders of at least 20% of the free float shares.  The cost of the valuation report will be borne in full by the offeror.

Upon announcing a decision to delist the company to the market, the offeror must also disclose the maximum value per share on the basis of which the offer to purchase will be made.  If the price per share determined in the valuation report is greater than the value announced by the offeror, delisting will automatically be cancelled unless the offeror expressly agrees to make the offer to purchase at a price per share equal to the economic value per share as set forth in the valuation report and timely notification of this fact is provided to the market.

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

All of our shares are registered with no par value and are indivisible.  Our entire capital stock is fully paid‑up.  We currently hold 80,255 treasury shares.

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

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary has executed and delivered the ADRs representing our preferred shares.  Each ADR is a certificate evidencing a specific number of American Depositary Shares, or ADSs.  Each ADS represents an ownership interest in one preferred share, which we have deposited with the custodian, as agent of the depositary.  Each ADS also represents any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.  Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book‑entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs.  In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

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

Airbus Purchase Contracts

A320 Family Purchase Agreement

In 1998, we entered into a purchase agreement with Airbus S.A.S. for the purchase of 38 A319‑100 and A320‑200 aircraft, plus 5 options to lease these aircraft.  The last aircraft under this purchase agreement was delivered in February 2008.

A350 Family Purchase Agreement

In 2005, we entered into a purchase agreement with Airbus S.A.S. for the purchase of 10 A350‑900 aircraft.  We later renegotiated this agreement and agreed to lease 22 A350, plus 10 options to lease these aircraft.  The A350 aircraft under this lease are scheduled to start being delivered in 2013.

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

Sabre Contract

In October 2003, we entered into a general services agreement with Sabre Travel International Limited, pursuant to which we were granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup.  This agreement will remain in force for ten years, unless early cancelled by either party.

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

In addition, LAN and TAM each agreed that, subject to certain exceptions, it and its subsidiaries will use its commercially reasonable efforts to preserve its businesses and all licenses necessary to own, lease or operate its respective properties, rights and other assets and to carry on its respective business and operations and keep available the services of its officers, employees and consultants and existing relationships and goodwill with its customers, suppliers, employees and strategic partners.  LAN and TAM also each agreed that, subject to certain exceptions, they must obtain consent from the other party prior to taking certain actions including (among others) in relation to dividends, certain transactions in relation to their equity securities, granting security interests, amending their by‑laws, making certain capital expenditures, transferring rights in relation to assets and properties, incurring certain indebtedness, settling claims, entering into material contracts, making material changes to labor policies, making changes in accounting policies, entering into new business lines, taking actions that would materially impact the ability to complete the proposed combination, amending or terminating material financing or other material contracts.

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

The obligations of the Amaro family, LAN and Holdco II to commence the exchange offer are subject to a number of conditions.  There are certain "mutual" conditions which must be satisfied or waived by both the Amaro family and LAN including (among others) receipt of certain shareholder approvals, receipt of regulatory approvals, the absence of proceedings by any court or governmental agency restricting the proposed combination and, in relation to the appraisal process for the economic value of TAM per TAM preferred share required by applicable Brazilian regulations, the product of 0.9 and the high end of the range of economic value of LAN per LAN common share most recently determined by the appraiser being greater than or equal to the low end of the range of economic value of TAM per share of TAM stock as determined by that appraiser.  Each of the Amaro family and LAN also have additional conditions to their obligations to commence the exchange offer including (among others) the holders of not more than 2.5% of the outstanding shares of LAN common stock having exercised their appraisal rights (derecho a retiro) under Chilean law with respect to the mergers, the accuracy of representations and warranties, the performance of material obligations and the absence of material adverse changes in the businesses of TAM and LAN.  Finally, the obligations of the Amaro family and LAN to consummate the exchange offer are also subject to a number of conditions.  The "mutual" conditions include (among others) none of the BM&FBOVESPA, the NYSE or the SSE having revoked or suspended its approval of any of its required listings and the number of TAM's shareholders agreeing to the exchange offer being the minimum required to allow TAM to delist under Brazilian law.  The Amaro family's obligations are subject to additional conditions (the "subscription conditions") including (among others) regulatory approvals, the absence of restraining orders, the absence of adverse actions and the absence of certain material changes in relation to LAN.  LAN's obligations are also subject to additional conditions including (among others) in relation to the number of TAM's preferred shares and ADSs validly tendered and not withdrawn from the exchange offer being sufficient so that a statutory squeeze‑out may be effected under Brazilian law, regulatory approvals, the absence of restraining orders, the absence of adverse actions and the absence of certain material changes in relation to TAM.

LAN agreed to indemnify TEP and the Amaro family for certain losses arising if the exchange offer is not completed (i) solely as a result of any failure by LAN to confirm in writing to TEP and the Amaro family on the expiration date of the exchange offer that any condition waivable only by LAN (other than the squeeze‑out condition summarized above) was satisfied if (but only if) such condition was in fact satisfied, or (ii) after the Amaro family have paid for TEP Chile stock in exchange for the voting common shares and non‑voting preferred shares of TAM held by them.  TEP and the Amaro family agreed to indemnify LAN for certain losses arising if the exchange offer is not completed because of any failure by them to confirm in writing to LAN on the expiration date of the exchange offer that any of the subscription conditions was satisfied if (but only if) such condition was in fact satisfied.

Termination of the Implementation Agreement and Exchange Offer Agreement

The agreements will terminate automatically if and when (i) the exchange offer expires in accordance with its terms or is revoked with the permission of CVM without the purchase of any TAM stock, or (ii) if the product of 0.9 and the high end of the range of economic value of LAN per share of LAN common stock as determined by the appraiser at any time is less than the low end of the range of economic value of TAM per share of TAM stock as determined by the appraiser at such time.  In addition, either the Amaro family or LAN may terminate the agreements following certain events including (among others) if required regulatory approvals are not obtained, if the exchange offer has not commenced by June 30, 2012 (this date was originally December 31, 2011 but was extended to June 30, 2012 as described under — "Extension Letter" below), if a non‑appealable restraining order in relation to the proposed combination has been issued, if LAN shareholders do not approve the proposed combination or if TAM has called five shareholder meetings and a quorum is not present at any such meeting (or if a quorum was present and the vote of the holders to select an appraiser is taken and completed but the selection of an appraiser is not approved by a majority of the votes cast).  Each of the Amaro family and LAN may terminate the agreements following certain events relating to the Amaro family, TAM or LAN, as applicable, including (among others) a breach or failure to perform certain representations, warranties or agreements, a failure by their respective boards of directors to recommend the transaction, a change of recommendation for the proposed combination by their respective boards of directors or the approval, adoption or recommendation by their respective board of directors of an alternative transaction.  LAN may also terminate the agreements if, prior to the commencement of the exchange offer, the CVM has refused to grant its approval for any of LAN's conditions to the completion of the exchange offer.

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

Extension Letter

On January 12, 2012, the parties to the Implementation Agreement and Exchange Offer Agreement agreed to extend the date by which the exchange offer must commence before the Amaro family or LAN may terminate the agreements from December 31, 2011 to June 30, 2012.

Shareholders' Agreements

As discussed above under "Item 10.C. Material Contracts — Agreements in relation to TAM's proposed combination with LAN — Exchange Offer Agreement," following the combination of LAN and TAM, TAM will continue to exist as a subsidiary of Holdco I (and as an affiliate of LAN) and LAN’s name will be changed to "LATAM Airlines Group S.A."  Prior to the date of this Annual Report, LAN and the LAN controlling shareholders entered into several shareholders agreements with TAM, Holdco I and TEP Chile to set forth the parties’ agreement with respect to the governance, management and operation of LAN, Holdco I, TAM and their respective subsidiaries (which we refer to collectively as the "LATAM Group") following the effective time.  The shareholders agreements set forth an extensive set of principles that will apply to the corporate governance and organization of the LATAM Group following the effective time, which are summarized below.  Pursuant to their terms, the shareholders agreements will become effective only if and at the time that Holdco I becomes a holder of at least 80% of the outstanding TAM common shares.

Governance and Management of LATAM Group

The control group shareholders agreement and the LAN-TEP shareholders agreement set forth the parties’ agreement on the governance and management of the LATAM Group following the effective time.  The key provisions of these agreements are summarized below.  We refer to the shareholders agreement among the LAN controlling shareholders and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Group, and voting and transfer of their respective LAN common shares and TEP Chile’s voting shares of Holdco I, following the effective time, as the "control group shareholders agreement."  We refer to the shareholders agreement between LAN and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Group following the effective time as, the "LAN-TEP shareholders agreement."

Composition of the LATAM Board

We expect that Mr. Maurício Rolim Amaro and Maria Cláudia Oliveira Amaro will be elected to the LATAM board of directors at a special meeting of the shareholders of LATAM to be held after the effective time in which the entire LATAM board of directors will be replaced.  Mr. Maurício Rolim Amaro will be the chairman of LATAM’s board of directors for the first two years following the effective time.  If Mr. Amaro vacates this position for any reason within that two-year period, TEP Chile has the right to select a replacement to complete his term.  Thereafter, LATAM’s board of directors will appoint any of its members as the chairman of LATAM’s board of directors, from time to time, in accordance with LATAM’s by-laws.

LATAM Board Committees

Promptly after the effective time, LATAM’s board of directors will establish the following four committees to review, discuss and make recommendations to LATAM’s board of directors: the Strategy Committee, the Leadership Committee, the Finance Committee and the Brand, Product and Frequent Flyer Program Committee.  The Strategy Committee will focus on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews.  The Leadership Committee will focus on, among other things, group culture, high-level organizational structure, appointment of the chief executive officer (Vice Presidente Ejecutivo) of the LATAM Group (which we refer to as the "LATAM CEO") and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO.  The Finance Committee will be responsible for financial policies and strategy, capital structure, monitoring policy compliance, tax optimization strategy and the quality and reliability of financial information.  Finally, the Brand and Frequent Flyer Program Committee will be responsible for brand strategies and brand building initiatives for the corporate and main business unit brands, the main characteristics of products and services for each of the main business units, frequent flyer program strategy and key program features and regular audit of brand performance.

Management of the LATAM Group

Enrique Cueto Plaza, LAN’s current CEO, will be the LATAM CEO following the effective time.  The LATAM CEO will be the highest ranked officer of the LATAM Group and will report directly to the board of directors of LATAM.  The LATAM CEO will be charged with the general supervision, direction and control of the business of the LATAM Group and certain other responsibilities set forth in the LAN-TEP shareholders agreement.  After any departure of the LATAM CEO, LATAM’s board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.

Ignacio Cueto Plaza, LAN’s current president and chief operating officer (Gerente General), will be the chief operating officer of LATAM (which we refer to as the "LATAM COO") following the effective time.

The LATAM COO will report directly to the LATAM CEO and will have general supervision, direction and control of the passenger and cargo operations of the LATAM Group, excluding those conducted by Holdco I, TAM and its subsidiaries, and the international passenger business of the LATAM Group.  The LATAM COO, together with the chief executive officer of TAM Group (as defined below) (which we refer to as the "TAM Group CEO"), will recommend a candidate to the LATAM CEO to serve as the head of the international passenger business of the LATAM Group (including both long haul and regional operations), who shall report jointly to the LATAM COO and the TAM Group CEO.  The key executives of the LATAM Group (other than the LATAM CEO and those in the TAM Group) will be appointed by, and will report, directly or indirectly, to the LATAM CEO.

The head office of the LATAM Group will continue to be located in Santiago, Chile following the effective time.

Governance and Management of Holdco I and TAM

The Holdco I shareholders agreement and the TAM shareholders agreement (each as defined below) set forth the parties’ agreement on the governance and management of Holdco I, TAM and its subsidiaries (which we refer to collectively as the "TAM Group") following the effective time.  The key provisions of these agreements are summarized below.  We refer to the shareholders agreement among LAN, Holdco I and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of Holdco I, and voting and transfer of voting shares of Holdco I, following the effective time as the "Holdco I shareholders agreement" and to the shareholders agreement among LAN, Holdco I, TAM and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of TAM and its subsidiaries following the effective time as the "TAM shareholders agreement."

Composition of the Holdco I and TAM Boards

The Holdco I shareholders agreement and TAM shareholders agreement generally provide for identical boards of directors and the same CEO at both Holdco I and TAM, with LAN appointing two directors and TEP Chile appointing four directors (including the chairman of the board of directors).  For the first two years after the effective time, the chairman of the boards of directors of both Holdco I and TAM will be Maria Cláudia Oliveira Amaro.

The control group shareholders agreement provides that the persons elected by or on behalf of the LAN controlling shareholders or the controlling shareholder of TAM to LATAM’s board of directors must also serve on the boards of directors of both Holdco I and TAM.

Management of Holdco I and TAM

The day-to-day business and affairs of Holdco I will be managed by the TAM CEO under the oversight of the board of directors of Holdco I.  The day-to-day business and affairs of TAM will be managed by the "TAM Diretoria" under the oversight of the board of directors of TAM.  The TAM Diretoria will be comprised of the TAM Group CEO, the chief financial officer of TAM (which we refer to as the "TAM CFO"), the chief operating officer of TAM (which we refer to as the "TAM COO") and the chief commercial officer of TAM (which we refer to as the "TAM CCO").  Marco Bologna, currently the chief executive officer of TAM, will be the initial CEO of Holdco I and TAM (which we refer to as the "TAM CEO") and any successor CEO will be selected by LAN from three candidates proposed by TEP Chile.  The TAM CEO will have general supervision, direction and control of the business and operations of the TAM Group (other than the international passenger business of the LATAM Group) and will carry out all orders and resolutions of the board of directors of TAM.  The initial TAM CFO will be jointly selected by LAN and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by LAN.  The TAM COO and TAM CCO will be jointly selected and recommended to the board of directors of TAM by the TAM CEO and TAM CFO and approved by the board of directors of TAM.  These shareholders agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

TAM will continue to be headquartered in São Paulo, Brazil following the effective time.

Supermajority Actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or the shareholders of Holdco I or TAM, which effectively require the approval of both LAN and TEP Chile before the specified actions can be taken.  Actions that require supermajority approval of the Holdco I board of directors or the board of directors of TAM include, as applicable:

•         approve the annual budget and business plan and the multi-year business (which we refer to collectively as the "approved plans"), as well as any amendments to these plans;

•         to take or agree to take any action which causes, or will reasonably cause, individually, or in the aggregate, any capital, operating or other expense of any TAM Company to be greater than (i) the lesser of 1% of revenue or 10% of profit under the approved plans, with respect to actions affecting the profit and loss statement, or (ii) the lesser of 2% of assets or 10% of cash and cash equivalents (as defined by IFRS) as set forth in the approved plans then in effect, with respect to actions affecting the cash flow statement;

•         to create, dispose of or admit new shareholders to any subsidiary of any TAM Company, except to the extent expressly contemplated in the approved plans;

•         to approve the acquisition, disposal, modification or encumbrance by any TAM Company of any asset greater than U.S.$15 million or of any equity securities or securities convertible into equity securities of any TAM Company or other company, except to the extent expressly contemplated in the approved plans;

•         to approve any investment in assets not related to the corporate purpose of the relevant company, except to the extent expressly contemplated in the approved plans;

•         to enter into any agreement in an amount greater than U.S.$15 million, except to the extent expressly contemplated in the approved plans;

•         to enter into any agreement related to profit sharing, joint ventures, business collaborations, alliance memberships, code sharing arrangements, except as approved by the business plans and budget then in effect, except to the extent expressly contemplated in the approved plans;

•         to terminate, modify or waive any rights or claims of a relevant company or its subsidiaries under any arrangement in any amount greater than U.S.$15 million, except to the extent expressly contemplated in the approved plans;

•         to commence, participate in, compromise or settle any material action with respect to any litigation or proceeding in an amount greater than U.S.$15 million, relating to the relevant company, except to the extent expressly permitted in the approved plans;

•         to approve the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the approved plans;

•         to approve any financial statements, amendments, or to any accounting, dividend or tax policy of the relevant company;

•         to approve the grant of any security interest or guarantee to secure obligations of third parties;

•         to appoint executives other than the Holdco I CEO or the TAM Diretoria or to re-elect the then current TAM CEO or TAM CFO; and

•         to approve any vote to be cast by the relevant company or its subsidiaries in its capacity as a shareholder.

Actions requiring supermajority shareholder approval include:

•         to approve any amendments to the by-laws of any relevant company or its subsidiaries in respect to the following matters: (i) corporate purpose, (ii) corporate capital, (iii) the rights inherent to each class of shares and its shareholders, (iv) the attributions of shareholder regular meetings or limitations to attributions of the board of directors, (v) changes in the number of directors or officers, (vi) the term, (vii) the change in the corporate headquarters of a relevant company, (viii) the composition, attributions and liabilities of management of any relevant company, and (ix) dividends and other distributions;

•         to approve the dissolution, liquidation, winding-up of a relevant company;

•         to approve the transformation, merger, spin-up or any kind of corporate reorganization of a relevant company;

•         to pay or distribute dividends or any other kind of distribution to the shareholders;

•         to approve the issuance, redemption or amortization of any debt securities, equity securities or convertible securities;

•         to approve a plan or the disposal by sale, encumbrance or otherwise of 50% or more of the assets, as determined by the balance sheet of the previous year, of Holdco I;

•         to approve the disposal by sale, encumbrance of otherwise of 50% or more of the assets of a subsidiary of Holdco I representing at least 20% of Holdco I or to approve the sale, encumbrance or disposition of equity securities such that Holdco I loses control of such subsidiary;

•         to approve the grant of any security interest or guarantee to secure obligations in excess of 50% of the assets of the relevant company; and

•         to approve the execution, amendment, termination or ratification of acts or agreements with related parties but only if applicable law requires approval of such matters.

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LAN controlling shareholders and TEP Chile have agreed in the control group shareholders agreement to vote their respective LAN common shares as follows after the effective time:

•         until such time as TEP Chile sells any of its LAN common shares (other than the exempted shares (as defined below)) held by TEP Chile, the LAN controlling shareholders will vote their LAN common shares to elect to the board of directors of LATAM any individual designated by TEP Chile unless TEP Chile beneficially owns enough LAN common shares to directly elect two directors to the board of directors of LATAM;

•         to vote their LAN common shares to assist the other parties in removing and replacing the directors with such other parties elected to the board of directors of LATAM;

•         to consult with one another and use their good faith efforts to reach an agreement and act jointly on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the board of directors of LATAM or the LAN shareholders;

•         to maintain the size of the board of directors of LATAM at a total of nine directors and to maintain the quorum required for action by the board of directors of LATAM at a majority of the total number of directors of the board of directors of LATAM; and

•         if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LAN controlling shareholders (which we refer to as a "directed vote").

The number of "exempted shares" of TEP Chile means that number of LAN common shares which TEP Chile owns immediately after the effective time in excess of 12.5% of the outstanding LAN common shares at such time as determined on a fully diluted basis.

The parties to the Holdco I shareholders agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the board of directors of TAM discussed above.

Transfer Restrictions

Pursuant to the control group shareholders agreement, the LAN controlling shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LAN common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them.  Except for a limited amount of LAN common shares, neither the LAN controlling shareholders nor TEP Chile may sell any of its LAN common shares, and TEP Chile may not sell its voting shares of Holdco I, until the third anniversary of the effective time.  Thereafter, sales of LAN common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements.  After the tenth anniversary of the effective time, TEP Chile may sell all of its LAN common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the board of directors of LATAM, (y) the condition that the sale not have an adverse effect (as defined below) and (z) a right of first offer in favor of the LAN controlling shareholders (which we refer to collectively as "block sale provisions").  An "adverse effect" is defined in the control group shareholders agreement to mean a material adverse effect on LATAM’s and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide.  The LAN controlling shareholders have agreed to transfer to LAN any voting shares of Holdco I acquired pursuant to such right of first offer to LAN for the same consideration paid for such shares.

In addition, TEP Chile may sell all LAN common shares and voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, after the third anniversary of the effective time if a release event (as described below) occurs or if TEP Chile is required to make two or more directed votes during any 24-month period at two meetings (consecutive or not) of the shareholders of LAN held at least 12 months apart and LAN has not yet fully exercised its conversion option described below.  A "release event" will occur if (i) a capital increase of LATAM occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LAN common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM with the assistance of the LAN controlling shareholders is not elected to the board of directors of LATAM.

In addition, after the tenth anniversary of the effective time and after the occurrence of the full ownership trigger date (as described below under the "— Conversion Option"), TEP Chile may sell all or any portion of its LAN common shares, subject to (x) a right of first offer in favor of the LAN controlling shareholders and (y) the restrictions on sales of LAN common shares more than once in a 12-month period.

The control group shareholders agreement provides certain exceptions to these restrictions on transfer for certain pledges of LAN common shares made by the parties and for transfers to affiliates, in each case under certain limited circumstances.

In addition, TEP Chile agreed in the Holdco I shareholders agreement not to vote its voting shares of Holdco I, or to take any other action, in support of any transfer by Holdco I of any equity securities or convertible securities issued by it or by any of TAM or its subsidiaries without LAN’s prior written consent.

Restriction on transfer of TAM shares.

LAN agreed in the Holdco I shareholders agreement not to sell or transfer any TAM shares to any person (other than LAN’s affiliates) at any time when TEP Chile owns any voting shares of Holdco I.  However, LAN will have the right to effect such a sale or transfer if, at the same time as such sale or transfer, LAN (or its assignee) acquires all of the voting shares of Holdco I beneficially owned by TEP Chile for an amount equal to TEP Chile’s then current tax basis in such shares and any costs TEP Chile is required to incur to effect such sale or transfer.  TEP Chile has irrevocably granted LAN the assignable right to purchase all of the voting shares of Holdco I beneficially owned by it in connection with any such sale.

Conversion Option

Pursuant to the control group shareholders agreement and the Holdco I shareholders agreement, LAN has the unilateral right to convert LAN’s shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase LAN’s representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the "— Transfer Restrictions").

On or after the tenth anniversary of the effective time and after LAN has fully converted all of its shares of non-voting stock of Holdco I into shares of voting stock of Holdco I as permitted by Brazilian law and other applicable laws, LAN will have the right to purchase all of the voting shares of Holdco I held by the TAM controlling shareholders for an amount equal to their then current tax basis in such shares and any costs incurred by them to effect such sale (which we refer to as the "sale consideration").  If LAN does not timely exercise LAN’s right to purchase these shares or if, after the tenth anniversary of the effective time, LAN has the right under applicable Brazilian law and other applicable law to fully convert all the shares of non-voting stock of Holdco I beneficially owned by LAN into shares of voting stock of Holdco I and such conversion would not have an adverse effect but LAN has not fully exercised such right within a specified period, then the TAM controlling shareholders will have the right to put their shares of voting stock of Holdco I to LAN for an amount equal to the sale consideration.

Acquisitions of TAM Stock

                The parties have agreed that all acquisitions of TAM common shares by any member of the LATAM Group from and after the effective time will be made by Holdco I.

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

Foreign direct investors under Law No. 4,131/62 may sell their shares in both private and open market transactions, but these investors will generally be subject to less favorable tax treatment on gains.

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

You should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of their ownership or disposition of ADSs or preferred shares in light of your particular circumstances.  The penalty for failing to comply with these requirements can be significant.

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

As of December 31, 2011, our floating rate debt totalled approximately R$4,897 million (consisting of debentures in the outstanding principal amount of R$768 million and other floating rate debt and leasing contracts in the total aggregate amount of R$4,128 million).  A hypothetical 100 basis point increase in market interest rates as of December 31, 2011 would have increased our annual variable‑rate interest expense by approximately R$49 million.

These estimates can be calculated directly by multiplying the hypothetical increase by the total outstanding floating rate debt.  The calculation assumes the hypothetical increase would be effective for all interest payments due in the following year.

Exchange rate risk

A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars.  To manage exchange rate risk, we may enter into derivatives contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real against the U.S. dollar.  Our subsidiary Multiplus is also exposed to exchange rate variations mainly as result of derivatives it uses to hedge the exchange rate risk of highly probable future sales. Multiplus is exposed to exchange rate risk as part of its normal commercial activities due to the fact that most of the point sale agreements with financial institutions are quoted in U.S. dollars.

TAM exposure

As of December 31, 2011, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar, assuming all other variables (such as LIBOR and outstanding value) remained constant, net finance results for the year would have been R$791/R$791 million lower/higher, mainly as a result of exchange gains/losses (in respect of U.S. dollar‑denominated financial assets (valued at fair value), borrowings, and finance leases).  Management does not consider our exposure to foreign currencies other than the U.S. dollar to be significant to our financial position and results of operations.

Multiplus exposure

As of December 31, 2011, if there was a 10% depreciation/appreciation of the real  against the U.S. dollar and all other variables remained constant, the financial result would have been approximately R$19,041/R$1,283, principally as a result of the effect of the foreign exchange gain or losses on the time value of the derivatives, which is recognized immediately in income.

Risks relating to variations in the price of oil

Our results of operation are affected by changes in the price of oil.  We have entered into oil derivatives contract in order to hedge ourselves against this risk.  Our policy is to enter into oil derivatives contracts to hedge our projected fuel consumption.  In 2006, we began to enter into arrangements intended to hedge a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24‑month period.  Due to new market and macroeconomic conditions, we decided to modify this policy.  We now hedge our fuel requirements over rolling 24‑month periods with between 20% and 60% of our future fuel requirements hedged over the first 12 months, and 10% to 60% hedged over the second 12 months.

As of December 31, 2011, we were party to outstanding oil derivatives contracts corresponding to approximately 7.6 million barrels of oil, compared to approximately 6.8 million barrels of oil in 2010.  In 2011, we recorded liability of R$11 million (derivative assets of R$33 million and derivative liabilities of R$2.2 million) in respect of these contracts as compared to a liability of R$18.5 million in 2010.

We enter into derivatives contracts only with counterparties rated at least A‑ (A3) by S&P, Moody's or Fitch.  The fair values of our oil derivatives contracts according to the credit rating of the counterparties as of December 31, 2011 and 2010 are:

	Fair value of derivatives (in reais thousand)
	2011	2010
AAA	2,690	(22,454)
AA+, AA or AA‑	2,979	3,671
A+, A or A‑	5,428	274
	11,097	(18,509)

In Brazil, the price of jet kerosene is determined by a state‑controlled oil company, Petrobras, and is based on international jet fuel prices.  We attempt to hedge against the volatility of kerosene prices through oil derivatives based on crude oil (WTI).  WTI is highly correlated with our average jet fuel price and is arguably the most actively traded commodity.

A hypothetical 10% increase/decrease in the price of WTI as of December 31, 2011 would lead to an increase/decrease of approximately U.S.$36,611 million/U.S.$36,761 million (R$68,674 million/R$68,956 million) respectively in the fair value of our WTI derivatives.  That hypothetical 10% increase/decrease in the price of WTI as of December 31, 2010 would have led to an increase/decrease of U.S.$10.4 million/U.S.$11.5 million.  In both cases, this assumes that the inherent components, interest rates and the exchange rates with respect to the contracts remain constant and that the 10% variation in WTI price is uniform along the future curve of WTI.  We calculate the fair value of our oil derivatives contracts individually using specific models for each contract, which include simple discounted cash flow models, Monte-Carlo's simulation techniques and other analytical models.

These figures would be materially different if there were changes in the implied volatility structure and shape of the future curve of WTI.

Such change in WTI prices would directly influence our financial results.  The negative/positive cash flows from derivatives settlements, however, would be more than offset by a decrease/increase in our jet fuel costs.  To calculate the impact on our cash flows, we estimate our average Jet Kerosene price as a function of WTI prices (through a simple linear regression analysis of prices over rolling 24‑month periods).  Assuming a base monthly consumption of 1.4 million barrels of fuel and an average strike price of U.S.$99 per barrel of crude oil under our derivatives contracts, a 10% increase/decrease in the price of WTI would increase/decrease our jet fuel expenses by U.S.$516 million/U.S.$321 million (R$969 million/R$602 million) respectively (including the relevant effects of settlements on our derivatives contracts).  In 2010, we assumed a base monthly consumption of 1.3 million barrels of fuel and an average strike price of U.S.$90 per barrel of fuel under our derivatives contracts.  A 10% increase/decrease in the price of WTI with those assumptions would have increased/decreased our jet fuel expenses by U.S.$152 million/U.S.$146 million (including the relevant effects of settlements on our derivatives contracts).

These results strongly depend on the continued correlation between the real future observed prices and the relevant equation, which is determined by the linear regression parameters.  The linear regression is updated regularly and consistently displays a coefficient of determination above 0.8, which suggests that our average jet fuel prices can be reasonably estimated from the average WTI prices.  Nevertheless, there is no guarantee that Petrobras will not change its pricing model nor that the relationship between our average jet fuel prices and average WTI prices will remain the same.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.            American Depositary Shares

In the United States, our preferred shares trade in the form of ADSs.  Each ADS represents an ownership interest in one preferred share, which we have deposited with the custodian, as agent of the depositary, JPMorgan Chase Bank, N.A.

Direct and indirect fees and charges paid to the depositary

The following table summarizes the fees and expenses payable by holders of our ADSs:

Depositary action	Associated fees paid by our ADS holders
Issuing ADSs, including issuances resulting from a stock dividend, stock split, merger, exchange, or other similar transaction	Up to U.S.$5.00 for every 100 ADSs
Cancelling ADSs for the purpose of withdrawal or surrender	Up to U.S.$5.00 for every 100 ADSs
Cash distributions to an ADS holder pursuant to the terms of the deposit agreement between TAM and the depositary	Up to U.S.0.02 for each ADS
Transferring ADSs	Up to U.S.$1.50 for each ADS
Distributing or selling preferred shares to holders of preferred shares which are distributed by the depositary to ADS holders	Up to U.S$5.00 for every 100 ADSs
Depositary services (not chargeable more than once a year)	Up to U.S.$0.02 for each ADS
Delivering preferred shares in connection with the depositary's, or the depositary's custodian's, compliance with applicable law, rule or regulation	Up to Expenses of the depositary
Transferring and registering preferred shares	Expenses of the depositary, including taxes, other governmental charges and registration fees
Cable, telex and facsimile transmissions	Expenses of the depositary
Converting foreign currencies into U.S. dollars	Expenses of the depositary
Servicing the ADSs or preferred shares	Expenses of the depositary

Reimbursement of fees and direct and indirect payments paid by the depositary

In 2011, we received approximately U.S.$288.6 thousand from the depositary for NYSE listing fees, SEC filing fees, investor relation support services, primarily being our access to the Thomson Reuters service and conference call facilities, distribution of certain press releases, SEC filings and travel expenses for non‑deal roadshows and investor conferences.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with the participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a‑15(e), as of the year ended December 31, 2011.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management's annual report on internal control over financial reporting is included in this Annual Report on page F‑3 and the opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this Annual Report on page F‑4.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2011.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control—Integrated Framework." Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective as of December 31, 2011.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.  CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert serving on our audit committee because we believe that our audit committee members perform, as a whole, the functions of an "audit committee financial expert" within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.  For a discussion of the role of our audit committee, see "Item 6. Directors, Senior Management and Employees — C. Board Practices — Audit Committee."

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
	(R$ millions)
Audit Fees	4.7	3.8	5.4
Audit‑Related Fees	0.5	—	—
Tax Fees	0.4	—	—
All Other Fees	-	—	0.2
Total	5.6	3.8	5.6

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

Audit‑Related Fees

In 2011, audit-related fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with works related to issuance of securities and special balance sheet audit for the merger of Pantanal.  No audit‑related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2010 and 2009.

Tax Fees

In 2011, tax fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with works related to review of tax credits.  No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2011, 2010 and 2009.

All Other Fees

In 2009, we paid PricewaterhouseCoopers Auditores Independentes R$198 thousand pursuant to a contract where PricewaterhouseCoopers Auditores Independentes performed security tests on web applications B2C and B2B with the purpose of identifying security vulnerabilities on those applications.  No other fees were paid to PricewaterhouseCoopers Auditores Independentes  for the fiscal years ended December 31, 2011, 2010 and 2009.

Pre‑Approval Policies and Procedures

Our audit committee approves all audit, audit‑related services, tax services and other services provided by PricewaterhouseCoopers Auditores Independentes.  Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre‑approved by the audit committee in advance of any engagement.  Pursuant to Rule 2‑01 of Regulation S‑X, audit committees are permitted to approve certain fees for audit‑related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  Our management periodically reports to our audit committee the nature and scope of audit and non‑audit services rendered by our independent auditors.  In 2011, 2010 and 2009, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

2.3

Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20‑F, filed June 30, 2010, File. No. 333‑131938.

2.3

Shareholders' Agreement entered into by certain key shareholders of TAM S.A., dated August 27, 2007, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2008 on Form 20‑F, filed June 30, 2009, File. No. 333‑131938.

2.4

First Amendment to the Shareholders' Agreement entered into by certain key shareholders of TAM S.A., dated June 17, 2009, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20‑F, filed June 30, 2010, File. No. 333‑131938.

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

4.11	Shareholders Agreement, dated as of January 25, 2011, among Lan Airlines S.A., TAM S.A., TEP Chile S.A. and Holdco I S.A.
4.12	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and TEP Chile S.A.
4.13	Shareholders Agreement, dated as of January 25, 2012, among Lan Airlines S.A. and TEP Chile S.A.
4.14	Sharehoders Agreement, dated as of January 25, 2012, among Lan Airlines S.A., TEP Chile S.A. and Holdco I S.A.
4.15

Extension Letter dated as of January 12, 2012, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro.

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

TAM S.A.

By: /s/ Marco Antonio Bologna
Name:  Marco Antonio Bologna
Title:  Chief Executive Officer
Date: March 23, 2012

By: /s/ Líbano Miranda Barroso
Name:  Líbano Miranda Barroso
Title:  Chief Financial Officer
Date: March 23, 2012

TAM LINHAS AÉREAS S.A.

By: /s/ Marco Antonio Bologna
Name:  Marco Antonio Bologna
Title:  Chief Executive Officer
Date: March 23, 2012

By: /s/ Ricardo Froes Alves Ferreira
Name:  Ricardo Froes Alves Ferreira
Title:  Chief Financial Officer
Date: March 23, 2012

TAM CAPITAL INC.

By: /s/ Egberto Vieira Lima
Name:  Egberto Vieira Lima
Title:  Chief Executive Officer
Date: March 23, 2012

By: /s/ Egberto Vieira Lima
Name:  Egberto Vieira Lima
Title:  Chief Financial Officer
Date: March 23, 2012

TAM S.A.

Consolidated Financial Statements

At December 31, 2011 and

Report of Independent Registered Accounting Firm

Management´s Report on internal Control Over Financial Reporting

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

TAM's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, TAM's management has concluded that, as of December 31, 2011, the Company's internal control over financial reporting are effective. The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, March 8, 2012

By: /s/ Marco Antonio Bologna

Chief Executive Officer, TAM S.A.

By: /s/ Líbano Miranda Barroso
Chief Financial Officer, TAM S.A.

Report of Independent Registered Accounting Firm

To Board of Directors and Stockholders

TAM S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of TAM S.A.  and its subsidiaries at December 31, 2011 and  2010, and the results of  their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial Reporting" .  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Pricewaterhouse Coopers Auditores Independentes
Pricewaterhouse Coopers Auditores Independentes

São Paulo, Brazil

March 8, 2012

TAM S.A.

Consolidated Balance Sheet

At December 31,

(In thousands of Reais)

	Note	2011	2010		Note	2011	2010
Assets				Liabilities

Current				Current
Cash and cash equivalents	6	650,081	1,012,220	Accounts payable		645,680	522,364
Financial assets at fair value through profit and loss	4.2	1,684,932	1,407,698	Financial liabilities	18	1,998,000	1,572,093
Trade accounts receivable	7	1,819,011	1,556,781	Salaries and social charges		473,088	466,831
Inventories	8	212,609	198,760	Deferred income	19	1,472,055	1,801,181
Taxes recoverable	9	421,008	57,557	Taxes, charges and contributions		414,203	308,189
Income tax and social contribution recoverable		72,948	18,424	Income tax and social contribution payable			14,339
Prepaid expenses		121,978	162,788	Interest on own capital and dividends		18,418	152,293
Derivative financial instruments	11	27,222	9,895	Derivative financial instruments	11	27,238	20,574
Other receivables	10	85,397	81,234	Other current liabilities	21	197,444	135,658

		5,095,186	4,505,357			5,246,126	4,993,522

Non-current assets held for sale	12	21,474

Non-current				Non-current
Restricted cash		93,824	98,305	Financial liabilities	18	7,166,656	5,786,848
Financial assets – Bank deposits	13	138,009	50,280	Derivative financial instruments	11	43,935	15,286
Deferred income tax and social contribution	23	48,517		Deferred income tax and social contribution	23	45,206	149,440
Deposits in guarantee	14	57,014	51,778	Deferred income	19	207,803	66,420
Prepaid aircraft maintenance	15	547,862	410,306	Provisions	22	271,119	204,271
Other non-current assets	10	46,771	20,595	Taxes, charges and contributions		3,809
Derivative financial instruments	11	8,627	6,568	Refinanced taxes payable under Fiscal Recovery Program	20	436,394	416,675
Property, plant and equipment	16	9,317,951	8,711,850	Other non-current liabilities	21	440,061	237,472
Intangible assets	17	609,994	642,286
						8,614,983	6,876,412
		10,868,569	9,991,968
				Total liabilities		13,861,109	11,869,934

				Equity
				Share capital	24	819,892	819,892
				Other reserves	25	1,232,925	1,602,021

						2,052,817	2,421,913

				Non-controlling interest		71,303	205,478

				Total equity		2,124,120	2,627,391

Total assets		15,985,229	14,497,325	Total liabilities and equity		15,985,229	14,497,325

The accompanying notes are an integral part of this consolidated financial information.

TAM S.A.

Consolidated Statement of Operations

Years ended December 31,

(In thousand of Reais)

	Note	2011	2010	2009

Revenue	26	12,994,486	11,378,691	9,765,506
Operating expenses	27	(12,017,429)	(10,401,678)	(9,555,632)

Operating profit before movements in fair value of fuel derivatives		977,057	977,013	209,874

Movements in fair value of fuel derivatives		40,828	36,585	316,852

Operating profit		1,017,885	1,013,598	526,726

Finance income	29	2,941,572	1,774,489	2,412,686
Finance costs	29	(4,135,770)	(1,672,103)	(1,041,414)
Derivatives designated as cash flow hedge	4.1.1 (d)	(6,584)

Profit (loss) before income tax and social contribution		(182,897)	1,115,984	1,897,998

Income tax and social contribution	23 (a)	(78,616)	(447,054)	(649,539)

Profit (loss) for the year		(261,513)	668,930	1,248,459

Attributable to:
Equity shareholders of TAM S.A.		(335,064)	637,420	1,246,778
Non-controlling interest		73,551	31,510	1,681

Earnings (loss) per share (common and preferred) – in R$
Basic	30	(2.15)	4.22	8.30
Diluted	30	(2.15)	4.20	8.29

The accompanying notes are an integral part of this consolidated financial statement.

TAM S.A. Consolidated Statement of Comprehensive Income (Loss) Years ended December 31, 2011, 2010 and 2009 (In thousand of Reais)

	2011	2010	2009

Profit (loss) for the year	(261,513)	668,930	1,248,459

Other comprehensive income (loss)
Currency translation gains (losses) on foreign operations, no tax	2,385	(469)	(20,103)
Cash flow hedge
Cash flow hedge – Recognition in other comprehensive income	(53,515)
Cash flow hedge – Amount recycled into income	1,680
Income tax and social contribution effect	17,624

	(34,211)

Other comprehensive loss for the year	(31,826)	(469)	(20,103)

Total comprehensive income (loss) for the year	(293,339)	668,461	1,228,356

Attributable to:
Equity shareholders of TAM S.A.	(357,821)	636,951	1,226,675
Non-controlling interest	64,482	31,510	1,681

TAM S.A.

Consolidated Statement of Changes in Equity

Year ended December 31,

(In thousand of Reais)

	Attributable to equity shareholders of TAM
	Share capital	Other reserves (Note 25)	Retained earnings (accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2009	675,497	224,463	(610,694)	289,266	4,234	293,500

Profit for the year			1,246,778	1,246,778	1,681	1,248,459
Other comprehensive income/(loss)
Foreign exchange loss of foreign operations - no tax		(20,103)		(20,103)		(20,103)

Total comprehensive income		(20,103)	1,246,778	1,226,675	1,681	1,228,356

Transactions with owners
Stock options plan		11,409		11,409		11,409
Cancellation of share options		(948)	948
Interest on own capital - R$ 166.45 (per thousand shares in circulation)			(24,998)	(24,998)		(24,998)
Dividends - R$ 1,409.76 (per thousand shares in circulation)			(211,724)	(211,724)		(211,724)
Transfer to legal reserve		49,134	(49,134)
Transfer to profit reserve		353,007	(353,007)

Total of transactions with owners		412,602	(637,915)	(225,313)		(225,313)

Other		(1,831)	1,831		(2,507)	(2,507)

At December 31, 2009	675,497	615,131		1,290,628	3,408	1,294,036

The accompanying notes are an integral part of this consolidated financial statement.

TAM S.A.

Consolidated Statement of Changes in Equity

Year ended December 31,

(In thousand of Reais)

	Attributable to equity shareholders of TAM
	Share capital	Other reserves (Note 25)	Retained earnings/ (Accumulated deficit)	Total	Non-controlling interest	Total
At January 1, 2010	675,497	615,131		1,290,628	3,408	1,294,036
Profit for the year			637,420	637,420	31,510	668,930
Other comprehensive loss
Foreign exchange loss on foreign operations, no tax effect		(469)		(469)		(469)

Total comprehensive income / (loss)		(469)	637,420	636,951	31,510	668,461

Transactions with owners:
Capital increase- Note 1.3	144,395			144,395		144,395
Stock option plan		15,999		15,999		15,999
Treasury shares- Note 25		3,355		3,355		3,355
Transfer to legal reserve		31,871	(31,871)
Dividends - R$ 1,001.34 (per thousand shares in circulation)			(151,387)	(151,387)		(151,387)
Dividends to non-controlling shareholders of Multiplus S.A.					(8,099)	(8,099)
Dividends to non-controlling shareholders of TAM Airlines					(1,288)	(1,288)
Transfer to non-controlling shareholders – Effect on equity of the issuance and sale of new shares of Multiplus S.A.- Note 1.1		489,115		489,115	179,947	669,062
Transfer to profit retention reserve		463,587	(463,587)

Total transactions with owners	144,395	1,003,927	(646,845)	501,477	170,560	672,037

Realization of deemed cost reserve		(9,299)	9,299
Reversal of revaluation reserve in foreign subsidiary - TAM Airlines		(7,269)	126	(7,143)		(7,143)

At December 31, 2010	819,892	1,602,021		2,421,913	205,478	2,627,391

The accompanying notes are an integral part of this consolidated financial statement.

	Attributable to equity shareholders of TAM
	Share capital	Other reserves (Note 25)	Accumulated deficit	Total	Non-controlling interest	Total

At January 1, 2011	819,892	1,602,021		2,421,913	205,478	2,627,391

Loss for the year			(335,064)	(335,064)	73,551	(261,513)
Other comprehensive income (loss):
Foreign exchange loss on foreign operations , no tax		2,265		2,265	120	2,385
Cash flow hedge
Cash flow hedge – Recognition in other comprehensive		(39,141)		(39,141)	(14,374)	(53,515)
Cash flow hedge – Amount recycled into income		1,229		1,229	451	1,680
Deferred income tax and social contribution effect		12,890		12,890	4,734	17,624
		(25,022)		(25,022)	(9,189)	(34,211)

Total comprehensive income (loss)		(22,757)	(335,064)	(357,821)	64,482	(293,339)

Transactions with owners:
Capital reduction of Multiplus - Cash paid to non-controlling interests					(160,984)	(160,984)
Capital increase of Multiplus by non-controlling shareholders – Issuance of shares upon exercise of stock options interest		905		905	446	1,351
Realization of deemed cost reserve		(1,481)	1,481
Dividends by TAM - R$ 193.83 (per thousand shares outstanding)		(30,277)		(30,277)		(30,277)
Dividends of Multiplus to non-controlling interests – Paid (R$ 22,023) and recorded but not yet paid (R$ 18,444)					(40,467)	(40,467)
Dividends of TAM Airlines declared to non-controlling interests					(315)	(315)
Stock option plan		16,360		16,360	2,663	19,023
Acquisition of treasury shares		(1,879)		(1,879)		(1,879)
Sale of treasury shares		5,328	(1,712)	3,616		3,616
Transfer of accumulated losses to profits reserve		(335,295)	335,295

Total transactions with owners		(346,339)	335,064	(11,275)	(198,657)	(209,932)

At December 31, 2011	819,892	1,232,925		2,052,817	71,303	2,124,120

The accompanying notes are an integral part of this consolidated financial statement.

F-12

TAM S.A.

Consolidated Statement of Cash Flows – Indirect Method

Years ended December 31,

 (In thousand of Reais)

	Note	2011	2010	2009

Cash flows generated from operating activities	32	1,331,061	1,002,438	587,165
Taxes paid		(346,772)	(83,579)	(83,429)
Interest paid		(358,387)	(282,058)	(312,633)

Net cash generated by operating activities		625,902	636,801	191,103

Cash flows from investing activities
Restricted cash redeemed		23,248
Investment in restricted cash			(18,935)	(79,370)
Cash paid on acquisition of Pantanal, net of cash acquired	1.2		(9,044)
Proceeds from sale of property, plant and equipment (PPE)		9,159	27,028	35,869
Purchases of property, plant and equipment		(142,994)	(84,613)	(334,896)
Purchases of intangible assets		(80,006)	(135,639)	(135,296)
Purchases of assets of TAM Milor including TAM Brands			(98,444)
Deposits in guarantee
Reimbursements		17,765	15,657	60,697
Deposits made		(24,080)	(9,485)	(27,922)
Pre delivery payment
Reimbursements		123,681	150,486
Payments		(415,574)	(216,254)

Net cash used in investing activities		(488,801)	(379,243)	(480,918)

Cash flow from financing activities
Sale of treasury shares		3,616	3,355
Acquisition of treasury shares		(1,879)
Capital reduction of Multiplus – Cash paid to non-controlling interests		(160,984)
Capital increase of Multiplus by non-controlling shareholders – Issuance of shares upon exercise of stock option		1,351
Net cash received in a public offering of shares of Multiplus	1.1		657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor	1.3		72,963
Dividends and interest on own capital paid to non-controlling shareholders of Multiplus		(23,241)	(7,790)
Dividends paid to non-controlling shareholders of TAM Airlines		(315)	(1,288)
Dividends paid – TAM S.A.		(181,460)	(233,325)
Short and long-term borrowings
Issuance		101,429	69,602	236,581
Payments		(148,973)	(179,939)	(70,714)
Debentures
Issuance				592,686
Payments		(166,666)	(166,666)
Bonds - issuance		777,209
Capital element of finance leases		(699,327)	(534,470)	(567,649)

Net cash used in financing activities		(499,240)	(320,510)	693,202

The accompanying notes are an integral part of this consolidated financial statement.

TAM S.A.

Consolidated Statement of Cash Flows – Indirect Method

Years ended December 31,

 (In thousand of Reais)

Net increase (decrease) in cash and cash equivalents	(362,139)	(62,952)	403,387

Cash and cash equivalents at the beginning of the year	1,012,220	1,075,172	671,785

Cash and cash equivalents at the end of the year	650,081	1,012,220	1,075,172

Supplementary information on cash flows:
Non cash investing and financing activities
Acquisition of aircraft under finance leases	705,586	989,212	181,201
Acquisition of assets of TAM Milor through issuance of shares		71,444
Financing obtained for direct payment to suppliers	128,808	255,073
Acquisition of other PPE under financial leases	33,726
Financed pre-delivery payment	94,379

The accompanying notes are an integral part of this consolidated financial statement.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

1.                  General information and business developments

TAM S.A ("TAM" or the "Company" and subsidiaries) was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. (TLA), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. (TAM Airlines), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lot 4, 1st floor, São Paulo, SP. The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 85.36% of the Company's common shares and 25.09% of the Company's preferred shares. The remaining shares are widely held.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and in the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (TAM Capital), TAM Capital Inc, 2 (TAM Capital 2), TAM Financial Services 1 Limited (TAM Financial 1), TAM Financial Services 2 Limited (TAM Financial 2) and as from May 2011 also TAM Capital Inc, 3 (TAM Capital 3) and Financial Services 3 Limited (TAM Financial 3 – was established in August 2011) all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (TAM Viagens), whose corporate purpose is to carry out the activities of a travel and tourism agency.

The Company controls TP Franchising Ltda. whose corporate purpose is the development of franchises.

These consolidated financial statements, of TAM and its subsidiaries were approved by the Board of Executive Officers on February 10, 2012.

1.1               Multiplus S.A. (2010)

The Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (Multiplus). Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of Multiplus  was consummated on February 5, 2010. On February 3, 2010 Multiplus was listed as a public traded company on the BMF&Bovespa. On February 5, 2010, upon closing of the Initial Public Offering, Multiplus obtained proceeds in the gross amount of R$ 692,385, net of issue costs of R$ 35,337 (including the  related tax effect of R$ 12,014) through the issuance of 43,274,000 shares of common stock of Multiplus at the issue price of R$ 16.00 per share. At the time of the public offering, the transactions and activities of Multiplus were minimal and Multiplus had shareholders equity of less than R$ 1 (one thousand reais). As a result of the public offering TAM had its interest in Multiplus reduced from 100% to 73.17% while maintaining the control. The sale of shares in the public offering resulted in an increase in the participation of non-controlling interest of R$ 179,947 and in a transfer from non-controlling interests to shareholder of TAM of R$ R$ 489,115. On October 10, 2011, as result of capital increase upon exercise of stock options of Multiplus, the interest of TAM in Multiplus was reduced to 73.14% with a corresponding increase in non-controlling interests.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

1.2          Acquisition (2010) and subsequent merger (2011) of Pantanal Linhas Aéreas S.A.

Since March 15, 2010, the date on which its purchase was approved by ANAC – the National Agency of Civil Aviation, the Company controls Pantanal Linhas Aéreas S.A. (Pantanal). Pantanal was at the date of acquisition under bankruptcy protection.

On December 22, 2011, the Board of Directors approved the incorporation of a wholly-owned subsidiary named Corsair Participações S.A. (“Corsair”).  On December 27, 2011, a split-off of Pantanal took place by which were transferred to Corsair the liabilities of Pantanal which are subject to the repayment plan in the bankruptcy proceedings and assets to discharge such obligations and Corsair remains under bankruptcy proceedings.  On December 29, 2011, Pantanal merged into TLA. The merger did not have any impact on the consolidated financial statements.

1.3          Acquisition (2010) and subsequent merger (2011) of TAM Milor

On July 13, 2010, TLA acquired TAM Milor which was the holder of the brand “TAM” and other related brands (TAM Brands) which are used by the Company, by TLA and other related companies. On March 1, 2011, the Company legally merged its subsidiary TAM Milor into the Company. The merger did not have any impact on the consolidated financial statements.

The payment by TLA in 2010 was negotiated as follows: (a) cash payment of R$ 25,481 at the agreement date, and (b) issuance of a promissory note by TLA to the selling shareholders in the amount of R$ 144,395 (“Promissory Notes”), totaling R$ 169,876. The amount represented by the promissory note was converted into a capital increase in the Company, within the authorized capital limit, totaling the issuance of 5,621,634 new shares.

1.4          Non-binding agreement with Trip  (2011)

On March 29, 2011, the subsidiary TLA and TRIP Linhas Aéreas S/A.  (“TRIP”) signed a “Term Sheet”, with no binding effect, in order to identify possible opportunities for strengthening and expanding their businesses through the development of a strategic complementary alliance complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed, if and when binding documents are executed, and after meeting conditions precedents that may be mutually agreed (including the approval by the applicable authorities), TLA may ultimately acquire a non-controlling interest in TRIP representing 31% of its total capital comprised by 25% of its voting capital and the remaining interest through non-voting preferred shares.

1.5          Association with LAN Airlines S.A. (2011)

On January 18, 2011, the Company published a significant event, informing that TAM and LAN Airlines S.A. had signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be established to create LATAM Airlines  S.A. (LATAM), as well as the form of corporate management that will coordinate this new structure. On March 3, 2011 the National  Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC), issued the authorization for the transfer of shares of TAM, the holding company that has direct ownership interest in the capital of companies that provide public air transportation activities (TLA and Pantanal) in order to continue the combination process with LAN. The operation was approved by ANAC, Brazilian authority, and Tribunal de Defensa de la Libre Competencia (TDLC), Chile authority, on March 3, 2011 and September 21, 2011, respectively.

On December 14, 2011, the Administrative Council for Economy Defense (Conselho Administrativo de Defesa Econômica – CADE), a Brazilian competition regulator, approved the merger between TAM and LAN.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

This was the last remaining approval by a competition regulator. CADE gave its approval imposing two conditions: that LATAM resigns to one of the airline alliances currently integrated by TAM (Star Alliance) and LAN (Oneworld), and that TAM must grant two pairs of slots  on the Sao Paulo/Guarulhos – Santiago route. The airlines have been assessing these measures, as well as the conditions imposed by the Tribunal de Defensa de la Libre Competencia (TDLC).

On December 2011, the stockholders of LAN  approved the merger with TAM (by a majority of over 99.99% of the shares voted), the change to the company’s corporate name from LAN Airlines S.A. to LATAM Airlines Group S.A. and other necessary transactions contemplated in the agreements between the parties.

Consummation of the transaction will result in LAN Airlines S.A. becoming the holding company of the combined companies. The transaction is proposed to be consummated through:

a.    an offer by Holdco II S.A. to the non-controlling shareholders of TAM to exchange its common and preferred shares or ADRs by shares of a Holdco II S.A. (“Holdco II”) , a Chilean company,

b.    the contribution by the controlling-shareholders of TAM of the common and preferred shares they hold to other holding Chilean companies (Holdco I S.A. or “Holdco I” and Sister Holdco S.A. or “Sister Holdco”)

c.    after Holdco II accepts for exchange common and preferred shares of TAM from non-controlling shareholders and before the exchange is settled Holdco II and Sister Holdco will merge into LAN Airlines S.A., and

d.    ultimately as result of the proposed transactions:

i.              LAN will own all the preferred shares of TAM that were acquired as result of the exchange offer or were contributed by the controlling-shareholders,

ii.             Holdco I will own all the common shares that were acquired as result of the exchange or were contributed by the controlling shareholders, and in turn LAN will own 20% of the voting shares and 100% of the non-voting shares of Holdco I and the controlling shareholders of TAM will own 80% of the voting shares of Holdco I, and

iii.            TAM shareholders will have received upon the exchange offer 0.90 shares of LAN Airlines S.A. for each share (common or preferred) or ADS of TAM previously held

The exchange offer described above is subject to several conditions including: (a) non-controlling shareholders representing more than 66.66% of the non-controlling shareholders of TAM accepting the offer, (b) the quantity of shares of TAM tendered for exchange in the exchange offer by non-controlling shareholders plus the quantity of shares of TAM held by the controlling shareholders representing more than 95% of all shares outstanding of TAM allowing TAM to compulsorily redeem all shares not tendered in the exchange offer.

If the transaction is consummated TAM intends to have its shares delisted from BM&F Bovespa and NYSE. The Company currently expects the transaction to be closed during the first quarter of 2012.

2.                  Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1          Basis of preparation

The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board – (“IASB”).

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The consolidated financial statements have been prepared under the historical cost convention modified to the fair value measurement for derivative financial instruments.

2.2          Basis of consolidation and investments in subsidiaries

The main accounting practices adopted in the preparation of these financial statements are as follows:

(a)           Subsidiaries

The consolidated financial statements include the financial statements of TAM and its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern the financial and operating policies, generally as a result of holding more than half of the voting rights. The existence and the effect of potential voting rights, currently exercisable or convertible, are taken into account to assess whether TAM controls another entity. Subsidiaries are fully consolidated as from the date when control is transferred to TAM and are no longer consolidated as from the date when such control ceases.

The results of subsidiaries acquired during the year are included in the consolidated statements of operations and of comprehensive income/loss as from the actual acquisition date. The comprehensive loss/ income balance is attributable to the Company’s owners and to non-controlling interests, even if results in a negative balance of these interests. When necessary, the financial statements of subsidiaries are adjusted to conform their accounting policies to those established by the Company. Intercompany transactions and balances and unrealized gains are eliminated. Unrealized losses are also eliminated, although they are considered as an indicator of impairment of the transferred asset.

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

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, and any change in the carrying amount is recognized in profit or loss. The fair value is the initial carrying amount for subsequent recognition of the retained interest in an associate, a joint venture or a financial asset. Also, any amounts previously recognized in other comprehensive income related to that entity are recorded as if TAM  had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Non-controlling interests represent the portion of profit or loss and of equity of subsidiaries that is not held by TAM, and is recorded in a separate line item in the consolidated balance sheet.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(iii)                Companies included in the consolidated financial statements

			Ownership and voting power %
	Reporting date	Ownership	December 31, 2011	December 31, 2010	December 31, 2009

TLA	12.31.2011	Direct	100.00	100.00	100.00
TAM Viagens (i)	12.31.2011	Indirect	99.99	99.99	99.99
TAM Capital (i)	12.31.2011	Indirect	100.00	100.00	100.00
TAM Capital 2 (i)	12.31.2011	Indirect	100.00	100.00	100.00
TAM Capital 3 (i)	12.31.2011	Indirect	100.00
TAM Financial 1 (i)	12.31.2011	Indirect	100.00	100.00	100.00
TAM Financial 2 (i)	12.31.2011	Indirect	100.00	100.00	100.00
TAM Financial 3 (i)	12.31.2011	Indirect	100.00
Fundo Spitfire II (Fund for investment restricted to TAM and its subsidiaries) (ii)	12.31.2011	Indirect	100.00	100.00	100.00
TP Franchising	12.31.2011	Direct	100.00	100.00	100.00
TAM Airlines	11.30.2011	Direct	94.98	94.98	94.98
Multiplus	12.31.2011	Direct	73.14	73.17	100.00
Pantanal (iv)	12.31.2011	Direct		100.00
TAM Milor (iii)	12.31.2011			100.00
Corsair (v) (i)	12.31.2011	Direct	100.00

(i)                   TAM's investments are held indirectly through TLA.

(ii)                  TAM's investment is held 21% directly, 30% through TLA and 49% through Multiplus, respectively.

(iii)                 TAM Milor was merged into the Company on March 1, 2011.

(iv)                 Pantanal was merged into TLA in December 29, 2011.

(v)                  Incorporated in December 2011 through a spin-off of Pantanal.

2.3          Foreign currency translation

(a)           Functional and presentation currency

Items included in the financial statements of each of TAM's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Brazilian reais ("Real"), which is the Company’s presentation currency.

The country of incorporation and the functional currency of the subsidiaries are presented below:

Company	Local	Functional currency
TLA	Brazil	Real
TAM Viagens	Brazil	Real
TAM Capital	Cayman Islands	Real
TAM Capital 2	Cayman Islands	Real
TAM Capital 3	Cayman Islands	Real
TAM Financial	Cayman Islands	Real
TAM Financial 2	Cayman Islands	Real
TAM Financial 3	Cayman Islands	Real
Fundo Spitifire II (Fund for investment restricted to TAM and its subsidiaries)	Brazil	Real
TP Franchising	Brazil	Real
TAM Airlines	Paraguay	Guarani
Multiplus	Brazil	Real
Corsair	Brazil	Real

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

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

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Other non-monetary items that are remeasured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies are taken to statement of operations.

Foreign exchange  gains and losses resulting from  the settlement of such transactions and from the translation at year end exchange  rates of monetary assets and liabilities denominated in foreign currencies are recognized in the in the statement of operations, except  when deferred in other comprehensive income as qualifying cash flow hedge.

(c)           Translation

In preparing the consolidated financial statements, the statement of operations, the cash flow statement and all other movements in assets and liabilities of the subsidiary TAM Airlines (the only subsidiary that has a functional currency different than the Brazilian reais) are translated at annual average rates of exchange, which are considered a good approximation to the exchange rates prevailing on the dates of the underlying transaction. The statement of financial position is translated at year-end rates of exchange.

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in stockholders' equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Cumulative exchange differences arising are reported as a separate component of equity within the reserves “Other reserves”. In the event of disposal or part disposal of an interest in a company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognized in the statement operations as part of the profit or loss on disposal.

2.4          Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, short-term investments highly liquid with original maturities of three months or less and which are subject to an insignificant risk of changes in value.

2.5         Restricted cash

Restricted cash represents pledged deposits with the purpose of guaranteeing some of Company’s derivatives and long-term financings.

2.6          Financial instruments

Financial assets and liabilities are recognized when the Company is a party to the contractual provisions of the instrument.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

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

2.7          Financial assets

The Company’s financial assets are classified in the following categories: measured at fair value through profit or loss (including derivative financial instruments) and loans and receivables. There are no financial assets classified as available-for-sale or held-to-maturity. The classification depends on the nature and purpose for which financial assets was acquired and is determined at the initial recognition date. All normal acquisitions or disposals of financial assets are recognized or derecognised based on the trade date. Normal acquisitions or disposals correspond to acquisitions or disposals of financial assets that require the delivery of assets within the term established by means of a standard or market practice.

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

(b)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including Trade accounts receivable, Cash and cash equivalents, Other receivables, Restricted Cash and Financial assets – Bank deposits) are measured at amortized cost using the effective interest method, less any impairment loss. They are classified in current assets, except those with maturities of more than 12 months after the reporting date, which are classified as non-current assets.

2.7.1      Measurement of financial assets

Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of operations. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

The fair values of quoted investments are based on current bid prices. For unlisted and for listed securities where the market for a financial asset is not active TAM establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.7.2      Impairment of financial assets

Financial assets, except those designated at fair value through profit or loss, are assessed based on impairment indicators at the end of each reporting period. Impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset as a result of one or more events that occurred after its initial recognition, with impact on the estimated cash flows of this asset.

The criteria used to determine if there is objective evidence of impairment may include:

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

2.8          Trade accounts receivable

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. In practice, due to the short term nature of the receivables, they are usually recognized at the invoiced amount. A provision for impairment of trade receivables (allowance for doubtful receivables) is recognized when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of operations. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the statement of operations.

2.9          Inventories

Inventories, consisting mainly of spare parts and materials to be used in maintenance and repair activities, are stated at the average acquisition cost, or realizable value where lower, net of provisions to write down the value of obsolete items.

2.10       Derivative financial instruments and hedging operations

Derivative financial instruments are initially recognized at fair value at the date when a derivative contract is entered into and are subsequently remeasured at fair value. Transaction costs are recognized as expenses as incurred. They are classified in current assets, except those with maturities of more than 12 months after the reporting date, which are classified as non-current assets.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.  Multiplus designates certain derivatives as hedges of the foreign exchange risk of highly probable forecasted sales of points (cash flow hedge).

Any changes in the fair value of financial instruments not designated as hedge for accounting purposes are immediately recognized in profit and loss.

(a)     Derivative financial instruments entered into by TAM Linhas Aéreas

Although TLA uses derivatives to mitigate the economic effects of changes in exchange rates and international oil prices, it does not apply hedge accounting. Any changes in the fair value of financial instruments are immediately recognized in profit and loss. TLA has not classified any derivative instrument in a hedge relationship.

Gains and losses arising from changes in the fair value of fuel derivatives are presented separately in the statement of operations.

(b)     Derivative instruments entered into by Multiplus

Multiplus designates certain derivatives as hedge of a the foreign exchange rate risk associated with highly probable forecast transaction (cash flow hedge).

Multiplus decided to apply hedge accounting considering that revenue from the sales of points to financial institutions is recognized after billing to the financial institutions and only at the moment when the participants in the loyalty program redeem their points for awards and that there is a mismatch between the moment at which points are billed and recognized as deferred revenue and the moment at which points are redeemed and revenue is recognized in the statement of operations. By applying hedge accounting management believes that it reduces the mismatch between the timing of the recognition of the effects of the derivative financial instruments in the statement of operations and the timing of the recognition of revenue with respect to the transactions being hedged. Management also expects that a highly-effective hedge relationship will reduce the impact of the derivative instruments that is recognized under finance income and finance expense in the statement of operations.

Multiplus deems the cash flows from future sales of points to financial institutions designated for hedge as highly probable and categorizes the change in the intrinsic value of the derivative instruments contracted to protect those cash flows against exchange rate variations as “cash flow hedge” of such future sale. Derivative financial instruments designated as hedging instruments under hedge accounting are recognized as assets and liabilities in the balance sheet and are measured at fair value initially and subsequently remeasured to fair value. The change in fair value attributable to the effective portion of the hedge relationship is recognized in other comprehensive income within shareholder’s equity and the ineffective portion and the time value which is not part of the hedging relationship, is recognized directly in the statement of operations. The effective portion originally recognized in shareholder’s equity in other comprehensive income, will only be released or recycled into the statement of operations when the hedged item affect the statement of operations. However, when a hedged item expires or when a hedge operation no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in stockholder’s equity, at the time, remains in stockholders´equity until the moment in which the forecasted transaction is ultimately recognized in income.

The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations within finance income and finance expenses. No significant amount of ineffectiveness has been recognized in the statement of operations for the periods presented.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Multiplus documents at the inception of the hedge relationship each operation, the relationship between hedging instruments and hedged items, including the risk management objectives and the strategy for the entering into the hedge transactions. Multiplus also documents, both at inception of the hedge relationship and on an ongoing basis, the calculations and /or assessments of whether the changes in the intrinsic value of the derivative instruments designated as hedging instruments are highly effective in offsetting the changes in cash flows in Reais attributable to the change in the exchange rate between the Brazilian real and the U.S dollar of the highly probable future sales of points.

The hedging instruments are considered to be effective when the variation in the cash flow of the hedging instruments offsets between 80% and 125% of the changes in the hedged transaction.

2.11       Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and the sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

2.12       Intangible assets

(a)          Computer software and IT projects

Expenses related to software maintenance are recognized as expenses as they are incurred. Expenses directly related to internally developed software and other IT projects include materials, costs incurred with software development companies and other direct costs. They are capitalized as intangible assets when it is probable they will generate economic benefits greater than their costs, considering their economic and technological viability. Computer software development costs recognized as assets are amortized on a straight-line basis over their estimated useful life, which does not usually exceed 5 years.

(b)          Other intangible assets

Include amounts related to: (a) right to slots arising from the acquisition of Pantanal in March 2010, based on the expected profitability of operating regular flights from the airports object of the acquired right, (b) the “TAM” brand acquired in July 2010 as result of the acquisition of TAM Milor, and (c) licenses and other contractual rights acquired from third parties, which are capitalized as intangible assets and amortized over their estimated useful life.

The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable, or if the intangible assets have not yet started to be used and amortized.

(c)                 Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquired entity and the fair value of the non-controlling interest in the acquire.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (CGUs), that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Goodwill impairment reviews are undertaken annually or more frequently if events or charges in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

2.13       Property, plant and equipment including aircraft pre-delivery payments

Assets included in property, plant and equipment, including rotable parts, are recorded at acquisition cost or construction cost including interest and other financial charges capitalized. Depending on the type of the asset and the timing of its acquisition, the cost refers to the historical acquisition cost, deemed cost, or to the historical acquisition cost adjusted for the effects of hyperinflation, in the years in which the Brazilian economy was considered hyperinflationary. Brazil was considered a hyperinflationary economy for IFRS purposes until 1997.

Land is not subject to depreciation. Each component of the asset that has a significant cost in relation to the total asset is depreciated separately.  Depreciation is recognized based on the estimated useful life of each asset under the straight-line method, so that the cost less its residual value after its useful life is fully written off. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates is accounted for prospectively. The useful lives of items of equipment are shown in Note 16. Assets held through finance leases, as well as related rotables and spare engines purchased separately, are depreciated over the shorter of the useful life of the asset and the lease term.

Under IAS 16 – “Property, plant and equipment”, major engine overhauls including replacement spares and labor costs, are considered as a separate component and depreciated over the average expected period to the next major overhaul (the “built-in overhaul method”). All other replacement spares and other costs relating to maintenance of flight equipment assets, including all amounts payable under "power by the hour" maintenance contracts, are charged to the statement of operations on consumption or as incurred respectively, as described under item (b) below.

Interest costs incurred on borrowings that fund progress payments on assets under construction, including pre-delivery payments to the acquisition of new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or the aircraft delivery.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value might be greater than its estimated recoverable amount.

A property, plant and equipment item is written off after disposal or when there are no future economic benefits expected as a result of the continued use of the asset. Any gains or losses on the sale or disposal of a property, plant and equipment item are determined by the difference between the amounts received from the sale and the carrying amount of the asset and are recognized in profit or loss.

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

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

This amount will, if it is denominated in a foreign currency, be translated at the exchange rate ruling at the reporting date, and any resulting difference recognized in the statement of operations.

(b)           Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The basis on which maintenance expenses are considered incurred depends on the nature of the services provided:

  Time and materials contracts: under which amounts are payable to the maintenance provider are recognized in the statement of operations, based on actual maintenance activities performed by the maintenance provider. The costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities.

  Power-by-the-hour contracts: under which amounts are contractually payable to the maintenance provider based on hours flown and for which a liability and a corresponding expense in the  statement of operations are recognized as the hours are flown.

2.14       Impairment of non-current assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually or more frequently if changes in circumstances indicate a potential impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and its value in use of the asset. For impairment testing purposes, assets are grouped at the lowest level for which cash flows can be separately identified (cash generating units or "CGUs"). Impaired non-financial assets, except goodwill, are reviewed subsequently for analysis of the possible reversal of the impairment at the reporting date.

2.15       Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method. In practice, due to the short term nature of most trade payables, they are usually recognized at the invoiced amount.

2.16       Non-derivative financial liabilities

Other financial liabilities (including loans, senior notes and debentures) are initially recognized at fair value, less transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the related period. The effective interest rate is the rate that discounts exactly estimated future cash flows (transaction costs and other premiums or discounts) over the estimated life of the financial liability or, when appropriate, over a shorter period, to the amount initially recognized.

Loans are classified in current liabilities, unless TAM has an unconditional right not to settle the liability for at least 12 months after the reporting date. Non-convertible debentures and senior notes are recorded in the same manner as loans.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.17       Income tax and social contribution

Income tax and social contribution expense represents the sum of current and deferred taxes. Income tax and social contribution is recognized in the statement of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax and social contribution charge are calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, it establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss liability is settled. Deferred income tax and social contribution are calculated on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts.

The rates currently enacted for determining of income tax and social contribution in Brazil are 25% and 9%, respectively (Note 23).

Deferred tax assets are recognized to the extent that it is probable sufficient future taxable income will be available for offset against tax losses, considering projections of future income based on internal assumptions and future economic scenarios which may, therefore, suffer changes. Management revises these projections annually. Deferred income tax is provided on temporary differences arising on investments in subsidiaries except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax and social contribution assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to  settle the balances on a net basis.

2.18       Deferred income

Deferred income accounts comprises advance ticket sales, gains on sale and leaseback transactions and revenue related to Loyalty Program (Note 2.25).

The revenue from the loyalty program is initially measured at fair value, against accounts receivable, and is recognized in profit or loss as program points are redeemed.

The Advance ticket sales account comprises tickets sold in the last 12 months but not yet used. These amounts are recognized as revenue when the service is provided or tickets expire.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.19       Provisions

The Company recognizes provisions when: (i) it has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions are measured at the present value of expenditure required to settle the obligation, using a pre-tax rate discount, which reflects current market assessments of the time value of money and specific risks of the obligation. The increase in the obligation as a result of the passage of time is recognized as finance costs. Provisions are presented net of the related judicial deposits.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the amount can be reliably measured.

2.20       Employee benefits

(a)           Profit-sharing

The Company recognizes a liability and an expense for profit-sharing based on a Profit Sharing Program and certain operating indicators. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(b)           Share-based payment

The Company operates an equity-settled share-based compensation plan. The shared-based compensation plan is measured at the fair value of equity instruments at the granting date. Details regarding the determination of the fair value of these plans are described in Note 28.2.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions used to define the number of options that are expected to vest. At each reporting date TAM revises its estimates of the number of options that are expected to vest, recognizing the impact of the revision of original estimates, if any, in the statement of operations, with a corresponding adjustment to equity.

When share options are exercised by issuing treasury shares, the proceeds received from the exercise of options, net of any directly attributable transaction costs are credited to treasury shares the difference between the book value of the treasury shares awarded to the employee and the exercise price is recognized in retained earnings.

(c)           Pension plans

The Company only operates defined contribution plans. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

2.21       Share capital

Common shares and non-redeemable preferred shares are classified as stockholder's equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

When any company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders' equity until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, and is included in equity attributable to the company’s equity holders .

2.22       Dividends and interest own capital

Dividend distribution and interest on own capital to the Company’s shareholders is recognized as a provision in the financial statements at the end of the year. The financial statements reflect only minimum mandatory dividends, provided for in the Company’s statute, of 25% of the net profit. Any value above the minimum mandatory is only accrued on the date they are approved by shareholders in General Meeting (Ordinary / Extraordinary). Tax benefits of interest on equity are recognized in the statement of operations.

2.23       Earnings per share

Earnings per share are calculated by dividing the profit or loss for the year attributable to the Company's controlling stockholders by the weighted average of common and preferred shares outstanding in the related year. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares for the year presented.

2.24       Lease agreements

Leases are classified at inception. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of operations on a straight-line basis over the period of the lease.

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges.  The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is  depreciated over the shorter of the useful life of the asset and the lease term unless there is reasonable certainty that ownership of the asset will be obtained by the end of the lease term in which case is depreciated over its useful life.

Any gain arising on sale and leaseback transactions resulting in finance leases are deferred and recognized in the statement of operations on a straight-line basis over the period of the lease; gains and losses arising on sale and leaseback transactions resulting in operating leases are generally recognized in the statement of operations immediately.

Losses arising on sale and leaseback of finance leases are deferred to the extent that the object and leaseback transactions is not subject to impairment and are recognized in the statement of operations on a straight line basis during the term of the lease.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.25       Revenue

Air transportation revenues (passengers and cargo) are recognized when transportation services are rendered. Revenue from passenger tickets sold but not yet used (advance ticket sales) is treated as deferred income, classified within current liabilities. Revenue for unused tickets is recognized on the ticket expiration date, which is 12 months after the issuance date of the ticket.

The subsidiary TLA sponsors a program (Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using TAM Loyalty Program credit card, or using the services and products of commercial partners. The Loyalty Program award credits when passengers use the flights of TAM or partnering airlines are recognized as a separately identifiable component of revenue based on the estimated fair value of the points awarded. This revenue is deferred, considering the points that are expected to be redeemed based on historical experience, and is recognized in the statement of operations as passenger revenue when the points are redeemed and passengers uplifted.

On January 1, 2010, the subsidiary TLA transferred the management of the loyalty program to its subsidiary Multiplus. As from January 1, 2010 points are be issued by Multiplus who will sell points to TAM in order to grant such points to its flying customers, as well as sells points to commercial partners.

Revenue from points sold by Multiplus to third parties is recognized in the statement of operations when points are redeemed for awards or, in the case of points that are expected not to be redeemed, is recognized over the points validity period of two years.

Other operating revenues, represented by fees arising from alterations to flight reservations, sub-lease of aircraft, maintenance services provided to other airlines and other services, are recognized when the services are provided.

Interest income is recognized using the effective interest rate method.

2.26       Segment information

Operating segment information is presented consistent with the internal report provided to the chief operating decision maker. The chief operating decision maker, responsible for allocating resources and assessing the performance of operating segments, is the Chief Executive Officer of TAM S.A. TAM has two operating and reportable segments: Airlines and Loyalty Program.

2.27       Presentation of the statement of operations

On the face of the statement of operations movements in the fair value of fuel derivatives are separately presented. This items is disclosed separately in order to help users of the financial statements better understand TAM's financial performance.

2.28       Business combinations

In the consolidated financial statements, business acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of fair values of assets transferred and liabilities incurred by the Company at the acquisition date for the former controlling stockholders of the acquire and of interests issued by the Company in exchange for control of the acquiree. Transaction costs in a business combination, which are not associated with bond issues or equity issuance, are recognized as expense as incurred.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

At the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value at the acquisition date, except for:

·         Deferred tax assets and liabilities, and liabilities related to employee benefit plans are recognized and measured in accordance with IAS 12 – Income Taxes and IAS 19 – Employee Benefits;

·         Liabilities or equity instruments related to share-based payment agreements of the acquiree or share-based payment agreements of the Company entered into to replace share-based payment agreements of the acquiree are measured in accordance with IFRS 2 – Shared-Based Payment at the acquisition date;

·         Assets (or disposal groups) classified as held for sale in accordance with IFRS 5 – Non-current Assets held for Sale and Discontinued Operations are measured in conformity with that standard.

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquired company, less the net amount recognized (generally the fair value) of identifiable assets acquired and liabilities assumed, all measured at the acquisition date. When the excess is negative, a gain from the purchase agreement is immediately recognized in the statement of operations for the period.

2.29       New and revised standards and interpretations applicable in 2011 and already issued but not yet effective

The only new standard (including amendments and improvements to standards) relevant to TAM effective for initial adoption in the financial year ended December 31, 2011 is  IFRIC 13 - "Customer Loyalty Programmes" under which the meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programmes. The application of the clarified guidance did not result in any impact on the financial position and results of operations since the Company was already considering the requirements of IFRIC 13 in measuring the fair value of its award credits.

The following new standards, amendments and interpretations of standards were issued by the IASB and are applicable for the year ended December 31, 2011.

•       Amendment to IAS 32 – ‘Financial instruments: Presentation – classification of rights issues’ – amended to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after February 1, 2010.

•       IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’ – clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after July 1, 2010.

•       Amendment to IFRS 1, ‘First-time adoption of IFRS – Limited exemption from comparative IFRS 7 disclosures for first-time adopters’ – provides the same relief to first-time adopters as was given to current users of IFRSs upon adoption of the amendments to IFRS 7. Also clarifies the transition provisions of the amendments to IFRS 7. This standard is no longer relevant to the Company since it has already applied IFRS 1 upon its transition to IFRS. Applicable periods beginning on or after July 1, 2010.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

•      IAS 24, ‘Related party disclosures’ (revised 2009) – amends the definition of a related party and modifies certain related-party disclosure requirements for government-related entities. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after January 1, 2011.

•      Amendment to IFRIC 14, ‘IAS 19 – The limit on a defined benefit assets, minimum funding requirements and their interaction’ – removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. Results in pre-payment of contributions in certain circumstances being recognized as an asset rather than an expense. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after January 1, 2011.

The following new standards, amendments and interpretations of standards were issued by the IASB and are not applicable for the year ended December 31, 2011 but in future periods:

•       IAS 19, ’Employee benefits’ was amended in June 2011. The impact will be the following: (i) to eliminate the  corridor approach, (ii) recognize all actuarial gains and losses in Comprehensive statement of operations as they occur, (iii)  to immediately recognize all past service costs in the statement of operations, and (iv) to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit, net. This standard is not expected to have any significant impact to the Company considering its current operations. This standard is applicable periods beginning on or after January 1, 2013.

•      IFRS 9, ’Financial instruments’ – addresses the classification, measurement and  recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces IAS 39 where it relates to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be  classified into two measurement categories: those measured  as at  fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases  where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the  statement of operations, unless this creates an accounting period beginning on or  after January 1, 2013. The Company is evaluating the full impact of IFRS 9.

•      IFRS 10, ’Consolidated financial statements’ – builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This standard is not expected to have any significant impact to the Company considering its current operations. This standard is applicable for periods beginning on or after January 1, 2013.

•      IFRS 11, ’Joint arrangements’ – was amended in May 2011. The IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. This standard is applicable periods beginning on or after January 1, 2013. This standard is not expected to have any significant impact to the Company considering its current operations.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

•      IFRS 12, ’Disclosures of interests  in other entities’ – includes the  disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess the additional disclosures that will be required as result of IFRS 12. This standard is applicable periods beginning on or after January 1, 2013.

•      IFRS 13, ’Fair value measurement’, was amended in May 2011. Aims to improve consistency and reduce complexity by  providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend  the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS  or US GAAP. The Company is in the process of assessing whether IFRS 13 will have any impact on the manner on how fair value is determined. This standard is applicable periods beginning on or after January 1, 2013.

•      Amendments to IFRS 7, ‘Financial instruments: Disclosures on derecognition’ – This amendment will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. Effective periods beginning on or after July 1, 2011. The standard will affect future disclosures to the extent it enteres into transfers of financial assets.

•      Amendment to IAS 12, ‘Income taxes’ on deferred tax – IAS 12, ‘Income taxes’, currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, ‘Investment property’. This amendment therefore introduces an exception to the investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes – recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. Effective periods beginning on or after July 1, 2011.  This standard is not expected to have any significant impact to the Company considering its current operations.

•      Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income – The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassificable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. Effective periods beginning on or after July 1, 2012. The Company is currently assessing the impact of this standard on its disclosures.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Improvements to IFRSs 2010

The amendments are applicable for annual periods beginning after 1 January 2011 unless otherwise stated and did not have any significant impact in these consolidated financial statements.

•         IFRS 3 ‘Business combinations’:

(a) transition requirements for contingent consideration from a business combination that occurred before the effective date of the revised IFRS. Clarifies that the amendments to IFRS 7, “Financial instruments”: Disclosures”, “IAS 32, “Financial instruments: Presentation”; and IAS 39, “Financial instruments: Recognition and measurement”, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008). Applicable to annual periods beginning on or after July 1, 2010. Applied retrospectively.

(b) Measurement of non-controlling interests. The choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entities their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by IFRS. Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively from the date the entity applies IFRS 3.

(c)  Un-replaced and voluntarily replaced share-based payment awards. The application guidance in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards. Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively. The amendment did not have any impact since we did not enter into business combination upon its effective date.

•         IFRS 7, ‘Financial instruments’ – Emphasizes the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments. Applied after January 1, 2011 and retrospectively. The amendment did not have any significant impact.

•         IAS 1, ‘Presentation of financial statements’ – Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. Applied after January 1, 2011 and retrospectively. The analysis is being presented in the statement of changes in equity.

•         IAS 27, ‘Consolidated and separate financial statements’ – Clarifies that the consequential amendments from IAS 27 made to IAS 21, ‘The effect of changes in foreign exchange rates’, IAS 28 ‘Investments in associates’, and IAS 31 ‘Interests in joint ventures’, apply prospectively for annual periods beginning on or after July 1, 2009, or earlier when IAS 27 is applied earlier. Applicable to annual periods beginning on or after July 1, 2010. Applied retrospectively. The amendment did not have any significant impact.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

3.            Critical Accounting Estimates and Judgments

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

3.1          Revenue recognition – Loyalty program

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

3.2          Deferred taxes

The Company recognizes deferred income tax assets and liabilities based on the differences between the carrying amounts shown in the financial statements and the tax basis of the assets and liabilities, using prevailing tax rates. The Company regularly reviews deferred tax assets for recoverability, taking into account historical income generated and projected future taxable income based on a study of technical viability.

3.3          Contingencies

The Company is currently involved in various judicial and administrative proceedings, as described in Note 22. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses (present legal as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated). The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. Management believes that these contingencies are properly recognized in the financial statements.

3.4          Financial instruments used to mitigate the risks of variations in jet fuel prices

The Company records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices. Sensitivity to movements in the price of oil is discussed in Note 4.1.1 (a).

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

4.            Financial instruments

4.1          Financial risk management

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

  Deciding any increase in the percentage level of protection based on strategic issues and monitoring the comparison between the market actual and budgeted scenarios;

  Managing and monitoring the risk exposure;

  Monitoring compliance with the risk policy;

  Deciding on the level of exposure to market risks;

  Establishing financial limits for all the institutions authorized to enter to derivative transactions; and

  Monitoring the performance of derivative transactions.

Derivatives are contracted in line with TAM's policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes verifying whether the rates in the derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative instruments, for speculative purposes.

4.1.1      Market risks

The Company exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or aviation kerosene (QAV) and such variations can negatively affect its cash flows and future expenses. Market risk is the risk of a possible loss derived from changes in the prices of market prices (exchange rates, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and require that counterparties have investment grade credit rating as condition for entering into the transactions.

(a)           Risks relating to change in the price of jet fuel

One of the most important financial risks of airlines is the volatility of fuel price. The QAV price is linked to the variation of the oil price in the international market. The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and a minimum level of 20% of the consumption projected for the first 12 months and of 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying, may be used to achieve TAM’s aims.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that indicate that the hedge of QAV based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At December 31, 2011 all contracted financial instruments are over the counter.

The Company enters into derivative transactions only with counterparties classified by the main risk rating agencies (Standard & Poors, Fitch and Moody’s) as at a minimum investment grade.

As the consumed volume of kerosene is not fully protected through derivatives, increases in the price of kerosene are not fully offset by the derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company, since it will not be fully offset by changes in the fair value of the derivatives.

The aviation fuel consumed in the year ended December 31, 2011, 2010 and 2009 accounted for 34.8%,  33.2% and 28.7%, respectively, of the operating expenses by the Company (Note 27).

(a.1)       Outstanding jet fuel derivatives:

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	December 31, 2011	December 31, 2010
% of coverage anticipated for the next 12 months	28%	25%
Average strike price for outstanding derivatives	US$ 94/bbl	US$ 87/bbl
Market price of WTI at year-end	US$ 98/bbl	US$ 89/bbl

The following table presents both the notional amount and fair value of outstanding jet fuel derivatives as of each date broken down by maturity:

	2011	2012	2013	2014	Total
At December 31, 2011
Notional amount – thousands of barrels		5,660	2,425	325	8,410
Fair value, net – R$ thousand		18,076	(7,803)	826	11,099

At December 31, 2010
Notional amount – thousands of barrels	3,985	2,710	150		6,845
Fair value, net – R$ thousand	(9,791)	(8,536)	(182)		(18,509)

(b)           Exchange rate risk

(b.1)       TAM Linhas Aéreas

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. Also the Company has a significant exposure to foreign currency (mainly the U.S. dollar) from its foreign currency denominated liabilities less its foreign currency denominated assets. The amount of the exposure to foreign currency at December 31, 2011 and 2010 of assets and liabilities is presented in the corresponding explanatory notes.

The Company may enter into derivative contracts to protect against a possible appreciation or depreciation of the Real against the U.S. dollar. No derivatives have been entered into other than the one described below.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The notional amount and fair value of the foreign currency derivatives outstanding are presented below by year of maturity:

2012

At December 31, 2011
Notional amount – US$	31,000
Fair value – R$	(68)

At December 31, 2010
Notional amount – US$	31,000
Fair value – R$	(888)

In view of the restructuring of derivatives made in the first quarter of 2009 and in the second quarter of 2010, one of the counterparties required a deposit denominated in dollars as collateral guarantee. As deposits in foreign currency are not permitted in Brazil, a foreign exchange collar was entered into with the amount of the deposit as notional and also provided as collateral.

The collar transaction described above is the only foreign currency derivative outstanding at December 31, 2011 and 2010.

(b.2)       Multiplus

The exchange rate risk consists of the risk of changes in the R$/US$ exchange rate that affects the selling price of points as part of the contracts have the price of the points denominated in US$. These fluctuations may impact the cash flows and the sale price of points when measured in Reais. Market risk in the case of Multiplus is the possibility of a future cash flow lower than projected due to a possible fall in the exchange rate R$/US$,

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity. The maturity date of the derivative is also the date on which the highly probable sale of points is expected to be billed. The highly probable sales of points are expected to be recognized in income after billed and management expects that they will be recognized in income on average in up to six months after billed:

	2012	2013	2014	Total

At December 31, 2011
Notional amount – US$	303,000	265,000	2,000	570,000
Fair value at December 31, 2011, net – R$	(20,125)	(25,722)	(508)	(46,355)

(c)           Distribution of fair value by counterparty credit rating

The distribution of fair value by counterparty credit rating and by type of risk being protected at December 31, 2011 and 2010 is presented below:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(i)            Effects of derivatives on the balance sheet

		December 31, 2011			December 31, 2010
Counterparties with external credit rating Standard&Poors, Moody´s or Fitch)	Trading place	TLA	Multiplus	Total	TLA	Multiplus	Total

AAA*	Over the counter	2,623	(24,956)	(22,333)	(23,342)		(23,342)
AA+, AA or AA-*	Over the counter	2,979	(21,399)	(18,420)	3,671		3,671
A+, A or A-*	Over the counter	5,429		5,429	274		274

		11,031	(46,355)	(35,324)	(19,397)		(19,397)

Fuel derivative asset – WTI		33,307		33,307	16,463		16,463
Fuel derivative liability – WTI		(22,208)		(22,208)	(34,972)		(34,972)

Fuel derivative, net – WTI		11,099		11,099	(18,509)		(18,509)

Foreign exchange derivatives asset			2,542	2,542
Foreign exchange derivatives liability		(68)	(48,897)	(48,965)	(888)		(888)

Foreign exchange derivatives, net		(68)	(46,355)	(46,423)	(888)		(888)

		11,031	(46,355)	(35,324)	(19,397)		(19,397)

Amounts outstanding in other comprehensive income Equity
Cash flow hedge – Recognition in other comprehensive income			(53,515)	(53,515)
Cash flow hedge – Amount recycled into income			1,680	1,680
Deferred income tax and social contribution effect			17,624	17,624

			(34,211)	(34,211)

(*) The ratings can be expressed either in the global scale or in local currency. Each agency has a slightly different way to present rating. The table above unifies the presentations in what we believe is the most well known rating international scale.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The Company monitors the concentration of financial instruments on a single counterparty. Internal policies require reporting of excessive concentrations to the Risk Committee. At December 31, 2011 there was one counterparty, which exceeded the limits established; however the Company believes this concentration of risk is acceptable.

(d)           Effect of derivatives in the statement of operations

Until August 2011, all gains and losses resulting from changes in fair value of derivatives entered into by Multiplus (which were not designated for cash flow hedge) were recognized in the statement of operations in the same line on which the transaction being economically hedged is recorded which in the case of Multiplus is revenue.

As described above as from August 31, 2011, Multiplus designated the intrinsic value of all derivative as hedging instruments for hedge accounting purposes. For derivatives designated as hedging instruments the change in the intrinsic value is initially recorded in shareholder’s equity and released to income at the same time that the hedged transaction is recorded in income; upon release to income the amount originally recognized in equity is recorded in the line revenue. Also for derivatives designated as hedging instruments, the change in the time value of the derivatives is not part of the hedge relationship and this change is recognized immediately under finance income and finance cost.

The amounts recognized in the statement of operations for derivatives for the year ended December 31, 2011 are presented below:

December 31, 2011

Revenue
Net gain realized	2,365
Net gain resulting from the change in fair value until August/2011	7,375

9,740

Finance result
Financial cost – Change in time value of derivative instruments designated for hedge accounting	(6,584)

3,156

(e)           Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI - Certificate of Deposit Intermediate).

The Company does not have financial instruments to hedge its cash flows against fluctuations in interest rates.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(f)            Sensitivity analysis

Presented below is a sensitivity analysis of the financial instruments that demonstrates the impact of changes in financial instruments on the income and in equity of the Company by considering:

  Increase and decrease of 10% in fuel prices, by keeping constant all the  other variables;

  Increase and decrease of 10% in R$/US$ exchange rate, with all other variables remaining steady; and

  Increase and decrease of one percentage point in interest rate, by keeping constant all the other variables.

(e.1) TAM Linhas Aéreas

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 36,611 / US$ 36,761 (equivalent to R$ 68,674 / R$ 68,956 at December 31, 2011) (in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income. In terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed from 2011 through 2014.

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian Reais against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately R$ 791 million / R$ 791 million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR and CDI:

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates in the year ended December 31, 2011 would increase its aircraft rental and interest expense over a one year period by approximately US$ 22,007 (equivalent to R$ 41,281).

If there was a hypothetical 100 basis point increase/ decrease in domestic market (CDI) interest rates in the year ended December 31, 2011 would increase/decrease loan and financing interest expenses over a one year period by approximately R$ 7,684.

(e.2) Multiplus

Exchange rate – U.S. Dollar (Derivatives):

If there was a 10% depreciation/appreciation of the Brazilian Reais against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately R$ 19,041 / R$ 1,283, mainly as a result of the effect of the foreign exchange gain or losses on the time value of the derivatives which is recognized immediately in income.

4.1.2.     Credit risk

Credit risk refers to the risk that counterparty will not fulfill its contractual obligations, leading the Company to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from amounts held with financial institutions generated by financial investment operations.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB or equivalent issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, management does not expect losses, beyond those already provided for, due to default of its counterparties and does not have (except for the receivables from credit card issuers) any individually significant exposure to any counterparty separately.

4.1.3.     Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly through TAM’s restrict investment fund. The fund has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Less than one year	Between one and two years	Between three and five years	More than five years	Total	Effect of discounting	Carrying value
Non-derivative financial liabilities
At December 31, 2011
Finance lease obligations	816,750	1,488,034	1,689,975	1,865,986	5,860,745	(530,906)	5,329,839
Senior notes	169,708	339,414	1,051,956	1,902,223	3,463,301	(1,393,083)	2,070,218
Borrowings	979,176	3,986	3,714	5,029	991,905	(34,749)	957,156
Debentures	371,321	325,726	376,541		1,073,588	(266,145)	807,443
Refinanced taxes payable under Fiscal Recovery Program	47,142	96,072	180,953	722,657	1,046,824	(563,506)	483,318
Other (i)	645,680				645,680		645,680

At December 31, 2010
Finance lease obligations	684,006	1,279,397	1,140,715	2,315,571	5,419,689	(661,766)	4,757,923
Senior notes	108,701	164,241	164,241	1,238,874	1,676,057	(667,000)	1,009,057
Borrowings	617,525	8,297	2,199	7,228	635,249	(20,209)	615,040
Debentures	418,926	339,085	292,758	237,014	1,287,783	(310,862)	976,921
Refinanced taxes payable under Fiscal Recovery Program	31,156	73,724	146,360	887,023	1,138,263	(698,436)	439,827
Other (i)	522,364				522,364		522,364

(i)                    The amount is recorded under:  Accounts payable

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Less than one year	Between one and two years	Total (equal carrying value)
Derivative financial liabilities
At December 31, 2011
Fuel price risk	(6,681)	(15,527)	(22,208)
Exchange rate risk	(20,557)	(28,408)	(48,965)

At December 31, 2010
Fuel price risk	(19,686)	(15,286)	(34,972)
Exchange rate risk	(888)		(888)

In the analysis of the current ratio and net current liabilities it should be noted that current liabilities include the balance of Deferred income which is composed by advanced ticket sales, deferred income with respect to Loyalty Program and deferred gains on sale and leaseback amounting to R$ 1,472,055 ( 2010 – R$ 1,801,181).

4.2.        Fair value estimation and fair value hierarchy

The Company discloses the fair value of financial instruments by level of the following fair value measurement hierarchy:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and

  Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at December 31, 2011.

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
In local currency
Restrict investment fund
Brazilian government securities (1)	1,162,087		1,162,087
Corporate securities (2)		255,442	255,442
Other		21,411	21,411
Bank deposit certificates – CDB (3)		108,118	108,118
Other bank deposits (3)		27,128	27,128
Other		2,167	2,167

	1,162,087	414,266	1,576,353

In foreign currency
Other bank deposits (3)		108,579	108,579

		108,579	108,579

	1,162,087	522,845	1,684,932

Derivative financial assets
Fuel hedge – WTI (4)		33,307	33,307
Foreign exchange (4)		2,542	2,542

		35,849	35,849

Derivative financial liabilities
Fuel hedge – WTI (4)		22,208	22,208
Foreign exchange derivatives (4)		48,965	48,965

		71,173	71,173

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)
	December 31, 2010
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
In local currency
Restrict investment fund
Brazilian government securities (1)	812,515		812,515
Corporate securities (2)		297,424	297,424
Other		8,839	8,839
Bank deposit certificates – CDB (3)		34,199	34,199

	812,515	340,462	1,152,977

In foreign currency
Other bank deposits (3)		254,721	254,721

		254,721	254,721

	812,515	595,183	1,407,698

Derivative financial assets
Fuel hedge – WTI (4)		16,463	16,463
Foreign exchange

		16,463	16,463

Derivative financial liabilities
Fuel hedge – WTI (4)		(34,972)	(34,972)
Foreign exchange derivatives (4)		(888)	(888)

		(35,860)	(35,860)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during the year ended December 31, 2011 and 2010.

The financial instruments recognized at fair value are determined as follows:

•      (1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available that correspond to transactions in an active market.

•    (2) Corporate securities – Corresponds, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flows using interest rates when actual transactions are not available.

•    (3) Certificates of deposit and other bank deposits - Fair value has been estimated by discounting estimated cash flows using market interest rates as inputs.

•    (4) Derivative financial instruments not traded in an exchange (over-the-counter derivatives). TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

All financial investments are measured at their fair value through profit and loss and held for trading purposes.

Management of marketable securities in the domestic market is primarily performed via a restrict investment fund. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. The average return on these funds was 11.63% per annum for the period ended December 31, 2011 (2010 – 9.87% per annum).

Investments in international markets essentially are comprised by time deposits, notes and overnight transactions, in US dollars, with first tier banks with which the Company maintains business relationships. At December 31, 2010  the annual return contracted on these investments was 1.17% (2010 - 0.84%).

4.3.        Capital management

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

The Company is not subject to any externally imposed capital requirements.

We define total capital as the total of shareholder’s equity and net debt as defined below:

	December 31, 2011	December 31, 2010

Cash and cash equivalents (Note 6)	(650,081)	(1,012,220)
Financial assets at fair value through profit and loss (Note 4.2)	(1,684,932)	(1,407,698)
Borrowings (Note 18.3)	957,156	615,040
Debentures and senior notes	2,877,661	1,985,978
Operating lease commitments (Note 31)	1,320,378	1,120,697
Finance lease obligations (Note 18.1)	5,329,839	4,757,923

Net debt (1)	8,150,021	6,059,720

Total equity	2,124,120	2,627,391

Total capital (2)	10,274,141	8,687,111

Leverage ratio (1) / (2)	79.3%	69.8%

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The substantial increase in the leverage ratio results from the following main factors: i) reduction in equity resulting from loss for the period and distribution of dividends with respect to the year 2010; ii) increase in financial liabilities exposed to foreign  exchange rate variation resulting from the devaluation of the real from R$ 1.6662 at December 31,2010 to R$ 1.8758 at December 31, 2011; iii) issuance US$ 500 million in Senior Notes (equivalent to R$ 938 million at December 31, 2011) and iv) reduction in cash and cash equivalents of approximately R$ 403 million.

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2012 fiscal year.

5.            Financial instruments by category

Assets, per balance sheet

	December 31, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			35,849	35,849
Financial assets at fair value through profit and loss		1,684,932		1,684,932
Trade accounts receivable	1,819,011			1,819,011
Financial assets - Bank deposits	138,009			138,009
Restricted cash	93,824			93,824
Deposits in guarantee	57,014			57,014
Cash and cash equivalents	650,081			650,081

Total	2,757,939	1,684,932	35,849	4,478,720

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			16,463	16,463
Financial assets at fair value through profit and loss		1,407,698		1,407,698
Accounts receivable	1,556,781			1,556,781
Financial assets - Bank deposits	50,280			50,280
Restricted cash	98,305			98,305
Deposits in guarantee	51,778			51,778
Cash and cash equivalents	1,012,220			1,012,220

Total	2,769,364	1,407,698	16,463	4,193,525

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Liabilities, per balance sheet:

		December 31, 2011
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	5,329,839		5,329,839
Senior notes	2,070,218		2,070,218
Borrowings	957,156		957,156
Debentures	807,443		807,443
Derivative financial instruments		71,173	71,173
Accounts payable and other obligations, excluding statutory liabilities	1,118,768		1,118,768

Total	10,283,424	71,173	10,354,597

		December 31, 2010
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	4,757,923		4,757,923
Senior notes	1,009,057		1,009,057
Borrowings	615,040		615,040
Debentures	976,921		976,921
Derivative financial instruments		35,860	35,860
Accounts payable and other obligations, excluding statutory liabilities	989,195		989,195

Total	8,348,136	35,860	8,383,996

6.            Cash and cash equivalents

	December 31, 2011	December 31, 2010

Cash and bank accounts	517,437	279,280
Short-term deposits	132,644	732,940

Total	650,081	1,012,220

At December, 2011 and 2010 no amounts have been used as part of overdraft facilities.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

7.            Trade accounts receivable

(a)         Breakdown of balances

	December 31, 2011				December 31, 2010

	Domestic	International	Total	%	Total	%

Credit cards	1,184,088	80,747	1,264,835	65.7	1,039,576	62.9
Travel agents	236,771	62,494	299,265	15.5	263,661	15.9
Partners – Loyalty
Program – Multiplus	24,525		24,525	1.3	81,091	4.8
On current account	87,866	555	88,421	4.5	76,657	4.6
Cargo	8,662	74,433	83,095	4.3	53,720	3.2
Other	134,791	29,793	164,584	8.7	140,397	8.5

Total	1,676,703	248,022	1,924,725	100.0	1,655,102	100.0

Provision for impairment	(70,762)	(34,952)	(105,714)		(98,321)

Total	1,605,941	213,070	1,819,011		1,556,781

Trade accounts receivable are maintained in the following currencies:

	December 31, 2011	December 31, 2010

Reais	1,717,708	1,448,826
US dollars	100,421	26,187
Euros	35,126	81,028
Pounds sterling	13,834	14,187
Other	57,636	84,874

	1,924,725	1,655,102

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)       Aging list – Receivables by due date

Breakdown
	December 31, 2011%		December 31, 2010%

Not yet due	1,760,483	91.5	1,329,848	80.3
Overdue
Up to 60 days	46,089	2.4	101,616	6.2
From 61 to 90 days	16,619	0.9	61,418	3.7
From 91 to 180 days	6,597	0.3	25,032	1.5
From 181 to 360 days	5,834	0.3	19,515	1.2
Over 360 days	89,103	4.6	117,673	7.1

	1,924,725	100,0	1,655,102	100.0

(c)        Provision for impairment of trade receivables

	December 31, 2011	December 31, 2010

Balance at the beginning of the year	98,321	80,409

Charge for the period	12,078	30,799
Amounts reversed	(4,685)	(12,887)

Balance at the end of the year	105,714	98,321

The additions and recovery of accrued receivables were included in "Selling expenses" in the consolidated statements of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each type of receivable mentioned above.

Based on the types of receivables and the related risk, management understands that there is only one class of receivables.

8.            Inventories

	December 31, 2011	December 31, 2010

Spare parts and materials for repairs and maintenance	179,446	188,726
Other inventories (*)	33,163	10,034

Total	212,609	198,760

(*) “Other inventories” is mainly composed of uniforms, stationery and catering items.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

9.            Taxes recoverable

	December 31, 2011	December 31, 2010

State Value Added Tax (ICMS)	25,552	25,808
Taxes recoverable	25,140	16,729
Tax on Industrialized Products (PIS) and Social Security Financing Contribution (COFINS) (i)	362,509	5,561
Income tax withheld (IRRF)	18,365	21,658
Other	5,386	3,745
	436,952	73,501

Provision for impairment - ICMS	(15,944)	(15,944)

	421,008	57,557

(i)         TLA reviewed during the year 2011 criteria used in determining PIS and COFINS credits. During the year ended December 31, 2011 R$ 599 million of PIS and COFINS credits were recognized (of which R$ 525 million as a reduction of Operating costs- Fuel, R$ 34 million as a reduction of Finance costs and R$ 40 million as a reduction of Operating costs-Take-off, landing and navigation aid charges) as result of the change in estimate with respect to international passenger revenue. Considering its assessment of the tax rules and the legal opinions from independent tax advisors the subsidiary recognized the PIS and COFINS credit over purchases considering the relationship between revenue subject to the cumulative and to the non-cumulative regime.  Management has finalized during the third quarter of 2011 such revision and no further amounts are expected to be recognized with respect to this matter in future periods.

10.          Other receivables

	December 31, 2011	December 31, 2010

Advance for suppliers	25,062	8,986
Advance for employees	26,723	24,537
Advance for acquisition of points	24,624
Contributions to defined contribution plan paid in advance	17,379
Other advances	8,873	9,476
Others	29,507	58,830

	132,168	101,829

Current	(77,189)	(81,234)

Non-current	54,979	20,595

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

11.          Derivative Financial Instruments

	December 31, 2011	December 31, 2010
Assets
West Texas Intermediate crude oil derivatives
Seagulls	13,858	10,620
Collar	19,449	5,843

	33,307	16,463

Foreign currency derivatives
Collar	2,542

	35,849	16,463

Current	(27,222)	(9,895)

Non-current	8,627	6,568

Liabilities
West Texas Intermediate crude oil derivatives
Seagulls	1,789	34,090
Collar	20,419	882
	22,208	34,972
Foreign currency derivatives
Swaps		888
Collar	48,965

	71,173	35,860

Current	(27,238)	(20,574)

Non-current	43,935	15,286

The derivative financial instruments included above are described in Note 4.1.1 (c).

12.          Non-current assets held for sale

Non-current assets held for sale corresponds to aircrafts acquired upon the purchase of Pantanal and no longer in use. As of December 31, 2011 they are recorded as non-current assets separately from other non-current assets since (i) the completion of the sale is highly probable; (ii) management is committed with a plan to sell these assets (iii) the sale is expected to take place over a period of 12 months after December 31, 2011, and (iv) the assets are ready for available sale at its present condition. Assets recorded in this group are valued at the lower of carrying amount and fair value less costs of sale. At December 31, 2011, the balance of non-current assets held for sale was R$ 21,474 (2010 – zero).

13.          Financial assets – Bank deposits

On December 31, 2011, the balance of bank deposits consists of financial notes issued by banks, totaled R$ 138,009 (2010 – R$ 50,280) and all are denominated in Reais.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

14.          Deposits in guarantee

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars and accrue interest based on LIBOR plus a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At December 31, 2011 the balance of deposits was R$ 57,014 (2010 – R$ 51,778) corresponding to US$ 30,395 (2010 - US$ 31,076).

15.          Prepaid aircraft maintenance

Prepaid aircraft maintenance reserves are guarantees to the lessor of the aircraft and/or of engines that when the aircraft/engine is returned it can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, in maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft.  Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner. At December 31, 2011, amounts maintained into maintenance reserves, are R$ 547,862 (2010 – R$ 410,306).

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

16.          Property, Plant and Equipment

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total

Net book amount January 1, 2010	7,179,464	219,970	47,746	77,721	12,154	490,679	106,294	8,134,028

Acquired on acquisition of Pantanal at fair value	13,208		90	71			612	13,981
Transfers of pre-delivery payments (v)	155,577					(306,066)	3	(150,486)
Additions	1,038,528	3,296	3,748	9,385	3,969	282,815	14,899	1,356,640
Transfers				(8,628)	(5)		8,633
Disposals/write-offs	(2,241)	(8,633)	(996)	(522)			(277)	(12,669)
Capitalized interest /other		50	(4)	8	3	9,086		9,143
Depreciation	(584,088)	(5,012)	(18,853)	(11,779)			(19,055)	(638,787)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

At December 31, 2010
Cost	10,722,269	254,572	152,665	135,873	16,121	476,514	214,138	11,966,415
Accumulated depreciation	(2,921,821)	(44,901)	(120,934)	(69,617)			(103,029)	(3,260,302)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress	Pre-delivery payments (ii)	Other (iii)	Total
Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

Reimbursement of pre-delivery payments (iv)						(123,681)		(123,681)
Additions	829,477	3,379	24,790	6,265	5,497	509,952	12,898	1,392,258
Transfers (v)	59,916	2,889	(1,593)	(89)	12,089	(47,044)	(8,554)	17,614	(v)
Disposals/write-offs	(17,332)	(26)	(36)	(523)	(46)		(1,304)	(19,267)
Assets held for sale	(21,474)							(21,474)
Sale leaseback transaction - loss	(20,130)							(20,130)
Capitalized interest						16,609		16,609
Other		(46)	(39)	(25)			(27)	(137)
Depreciation	(583,280)	(6,158)	(16,619)	(11,366)			(18,268)	(635,691)

Net book amount December 31, 2011	8,047,625	209,709	38,234	60,518	33,661	832,350	95,854	9,317,951

Cost	11,552,726	260,768	175,787	141,501	33,661	832,350	217,151	13,213,944
Accumulated depreciation	(3,505,101)	(51,059)	(137,553)	(80,983)			(121,297)	(3,895,993)

Net book amount December 31, 2011	8,047,625	209,709	38,234	60,518	33,661	832,350	95,854	9,317,951

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The estimated useful life used for calculation of depreciation is as follows:

Years
Flight equipment - Aircraft	6 - 25
Flight equipment - Engines	10
Overhaul	4 - 6
Buildings	25
Machinery and equipment	10
Computers	5

(i)   Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, in accordance with IAS 17. As of December 31, 2011 TAM has 84 aircraft under finance leases (2010 – 79 aircraft).

During the year ended December 31, 2011, the subsidiary TLA received five aircraft classified as under an operating lease.

(ii)    Amounts disbursed under the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund by manufacturers of prepaid amounts upon the delivery of aircraft acquired under leases is probable.

(iii)   Basically furniture and vehicles.

(iv)    Transfers of pre-delivery payments occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

(v)     Transfers in total corresponds to items classified as intangible assets transferred to property, plant and equipment.

Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110,499 (2010 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the consolidated statements of operations within operating expenses as follows:

	December 31, 2011	December 31, 2010	December 31, 2009

Cost of services rendered	519,335	554,127	480,232
Selling expenses	4,025	1,344	1,262
General and administrative expenses	112,331	83,316	78,220

	635,691	638,787	559,714

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

17.          Intangible Assets

	IT Projects (i)	Software	Other intangibles (ii)	License – Slots (iii)	Trademarks and patents (iv)	Goodwill (iii)	Total

Cost	215,098	55,884	31,129				302,111
Accumulated amortization	(28,232)	(32,178)					(60,410)

Net book amount January 1, 2010	186,866	23,706	31,129				241,701

Additions	118,187	3,155	16,555	124,927	168,312	38,262	469,398
Write-off	(7,831)						(7,831)
Transfers	349	(349)
Amortization	(40,484)	(20,498)					(60,982)

Net book amount December 31, 2010	257,087	6,014	47,684	124,927	168,312	38,262	642,286

Cost	325,803	58,690	47,684	124,927	168,312	38,262	763,678
Accumulated amortization	(68,716)	(52,676)					(121,392)

Net book amount December 31, 2010	257,087	6,014	47,684	124,927	168,312	38,262	642,286

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	IT Projects (i)	Softwares	Other intangibles	License – Slots (ii)	Trademarks and patents	Goodwill	Total

Net book amount January 1, 2011	257,087	6,014	47,684	124,927	168,312	38,262	642,286

Additions	55,512	23,507	987				80,006
Transfer	(11,068)	11,143	(17,689)				(17,614)	(iii)
Amortization	(79,833)	(14,851)					(94,684)

Net book amount December 31, 2011	221,698	25,813	30,982	124,927	168,312	38,262	609,994

Cost	370,247	93,340	30,982	124,927	168,312	38,262	826,070
Accumulated amortization	(148,549)	(67,527)					(216,076)

Net book amount December 31, 2011	221,698	25,813	30,982	124,927	168,312	38,262	609,994

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

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

(ii)           Upon the acquisition of Pantanal in March 2010, management has identified as a separable intangible the airport operation rights. The fair value was estimated at R$ 124,927 and the asset is considered to have an indefinite useful life.

(iii)           Transfers in total corresponds to items classified as intangible assets to transferred to property, plant and equipment.

The amortization expense is recorded in the consolidated statements of operations within operating expenses as follows:

	December 31, 2011	December 31, 2010	December 31, 2009

Cost of services rendered	77,353	59,560	41,677
Selling expenses	600	317	222
General and administrative expenses	16,731	1,105	773

	94,684	60,982	42,672

(iv)          Impairment test

Upon the acquisition of Pantanal, the Company recognized intangible asset with indefinite useful life (airport slots) and goodwill. Slots were allocated to the Pantanal CGU upon acquisition and goodwill was allocated to the operating segment “Aviation” which at the time included two CGUs: TLA and Pantanal. Also upon acquisition of the TAM brand we have recognized the TAM brand as an intangible asset with indefinite useful life that was allocated to the TLA CGU. During the year 2011 the activities of Pantanal and TAM continued to be integrated resulting ultimately in the legal entity Pantanal being merged into TLA. As a result the operating segment Aviation as from 2011 is comprised of one single cash generating unit.

The operating segment and Aviation CGU has allocated as of December 31, 2011 goodwill amounting to R$ 38,262, slots with indefinite live with a carrying amount of R$ 124,927 and the TAM brand with indefinite live with a carrying amount of R$ 168,312.

The recoverable amount of the CGU Aviation was estimated based on its fair value less cost of sale. Fair value less cost of sale has been estimated based on a methodology that considered the fair value less cost of sale of TAM as of December 31, 2011   reduced  by the market capitalization of Multiplus as of such date  to the extent of the interest of TAM in Multiplus. In order to determine the fair value less cost of sale of TAM management has considered two methodologies: (a) one in which the fair value less cost of sale is based on the price for which TAM shares will be exchanged for LAN shares under the proposed terms of the transaction (that is the fair value of 0.90 shares of LAN per 1 share of TAM), and (b) the quoted market price of the shares of TAM considering the value as of December 31, 2011 and over a short-period of time before and after December 31, 2011. No impairment was identified.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

18.          Financial liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

		Fair value	Carrying value
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Current
Finance lease obligations (Note 18.1)	707,696	567,419	707,696	567,419
Senior notes (Note 18.2)	33,355	25,477	32,004	24,350
Borrowings (Note 18.3)	912,668	581,323	947,110	600,382
Debentures (Note 18.4)	319,009	399,604	311,190	379,942

	1,972,728	1,573,823	1,998,000	1,572,093

Non-current
Finance lease obligations (Note 18.1)	4,622,142	4,190,504	4,622,143	4,190,504
Senior notes(Note 18.2)	2,100,761	1,030,287	2,038,214	984,707
Borrowings(Note 18.3)	9,643	14,191	10,046	14,658
Debentures(Note 18.4)	527,319	627,873	496,253	596,979

	7,259,865	5,862,855	7,166,656	5,786,848

18.1         Finance lease obligations

	Monthly payments expiring	December 31, 2011	December 31, 2010
Local currency
IT equipment	2014	33,168	21,261

Foreign currency – US$
Aircraft	2024	5,070,135	4,596,119
Engines	2021	222,363	136,601
Machinery and equipment	2014	4,173	3,942

		5,329,839	4,757,923

Current		(707,696)	(567,419)

Non-current		4,622,143	4,190,504

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011	December 31, 2010

No later than one year	816,750	684,008
Later than one year and no later than five years	3,178,009	2,420,112
Later than five years	1,865,986	2,315,571
Effect of discounting	(530,906)	(661,768)

	5,329,839	4,757,923

At December 31, 2011, the Company through its subsidiaries TLA and TAM Airlines has 84  aircraft (2010 – 79 aircraft) under finance leases.

18.2         Senior notes

	December 31, 2011	December 31, 2010

TAM Capital, Inc. (i)	563,468	499,380
TAM Capital 2, Inc. (ii)	575,045	509,677
TAM Capital 3, Inc. (iii)	931,705

	2,070,218	1,009,057

Current	(32,004)	(24,350)

Non-current	2,038,214	984,707

(i)            On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)           On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(iii)          On June 3, 2011, TAM Capital 3 Inc. concluded the offering of 5,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 500 million (equivalent to R$ 787.2 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 10.1 million, carrying interest at 8.375% p.a. (resulting in an effective interest rate of 8.570% p.a.) payable semi-annually from December 2011 with the principal payable in full on June 2021. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 3 has the option to early redeem the senior notes at any time prior to June 3, 2016. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

18.3.      Borrowings

(a)       Balance composition

	Guarantees	Interest rate (effective rates for 2011 and 2010)	Payment terms and year of last payment	December 31, 2011	December 31, 2010
Local currency
FINEM – Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p.a. and 10.8%p.a.)	Monthly until 2011		13,704
FINEM –Sub credit B (ii)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. and 10.5% p.a.)	Monthly until 2012	174	2,026
Others			Monthly until 2014	2,699	3,640

Foreign currency				2,873	19,370
FINIMP (iii)	Promissory notes from a minimum of US$ 1,111 thousand to a maximum at US$ 18,707 thousand	LIBOR +2.15% p.a. to 5.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annually until December, 2012	712,803	506,913
International Finance Corporation – IFC (Working capital) (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	2,688	7,272
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,386	8,921
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p.a. and 2.6% p.a.)	Second semester 2012	227,164	68,649
Other (vii)				2,242	3,915
				954,283	595,670

				957,156	615,040

			Current	(947,110)	(600,382)

			Non-current	10,046	14,658

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

TAM S.A.
Notes to the Consolidated Financial Statement

Year ended December 31, 2011
(In thousand of Reais)

Non-current maturities are as follows:

Year	December 31, 2011	December 31, 2010

2012		6,027
2013	1,849	1,068
2014	1,102	696
2015	832	739
After 2015	6,263	6,128

	10,046	14,658

(b)         Description of the loans and financings:

(i)             Loan obtained in order to finance the investment plan of 2004 and  2005 focused on expanding the São Carlos technology center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)           TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into in 2007, with Itaú Unibanco.

(iii)          TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil, Itaú BBA and Citibank  have maturities through December 2012.

(iv)           On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) for Airbus aircraft.

(v)            Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)            TLA and TAM Financial 3, entered in 2011, into a loan agreement of loan with Natixis and  Crédit Agricole to finance up to US$ 100.0 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vii)           Contract for acquisition of IT equipment software and related services.

TAM S.A.
Notes to the Consolidated  Financial Statement
Year ended December 31, 2011
(In thousand of Reais)

18.4        Debentures

	December 31, 2011	December 31, 2010

TAM S.A. (i)	174,650	347,800
TAM Linhas Aéreas S.A. (ii)	632,793	629,121

	807,443	976,921

Current	(311,190)	(379,942)

Non-current	496,253	596,979

Non-current maturities are as follows:

Year	December 31, 2011	December 31, 2010

2012		98,092
2013	99,182	98,887
2014	99,182	100,000
2015	99,182	100,000
After 2015	198,707	200,000

	496,253	596,979

(i)          TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with a nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at a rate equivalent to 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At December 31, 2011 the effective interest rate was 12.12% (2010 – 10.19%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements, the coverage ratio of the company's debt has increased. It should be noted that this ratio was breached in the fiscal year ended December 31, 2010, failing to reach the limit now agreed. In this sense these debentures would be subject to early maturity, although this not automatic as this is subject to the completion and approval at a General Meeting of Debenture holders. Due to the issuer's failure to comply with a debt coverage ratio of at least 130%, a debenture holders’ meeting was held on February 7, 2011. The issuer proposed authorizing the trustee not to proceed with the accelerated maturity and this proposal was approved solely for the year ended December 31, 2010. In connection with this waiver of accelerated maturity, the issuer agreed to pay a waiver award to debenture holders, equivalent to 1.70% of the unit price at the payment date. This waiver award was paid on March 1, 2011. Therefore, at the Company's balance sheet reporting date, it is not in default of its obligations under the indenture for these debentures. Additionally, the Company evaluated its other financing agreements, including leases, and concluded that there is no other funding that should be reclassified as current liabilities. In compliance with the IFRS, the Company reclassified as of December 31, 2010 the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166,376.

TAM S.A.
Notes to the Consolidated Financial Statement
Year ended December 31, 2011
(In thousand of Reais)

At the debenture holders’ meeting on December 22, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, for the year ended December 31, 2011, in the event of the issuer not complying with the debt coverage ratio.  As a result of the approval the Company paid on December 28, 2011 the total of R$ 1,572, equivalent to 0.9% of nominal value fixed by the date of payment. Therefore, at the balance sheet date on December 31, 2011 the Company is in compliance to its obligations agreed in the indenture of debentures.

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

Payment of interest has been modified from monthly payments to semiannual payments, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.25%), calculated and published by CETIP (the custodian and liquidation agent). The effective interest rate was 14.38% p.a. at December 31, 2011 (2010 – 12.09%).

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

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

19.          Deferred Income

	December 31, 2011	December 31, 2010

Advanced ticket sales	624,923	942,167
Loyalty program	804,423	825,265
Sale and leaseback – deferred gains (i)	70,528	100,169
Sale and leaseback – deferred losses (ii)	(19,906)
Deferred revenue – services contracts (iii)	199,890

	1,679,858	1,867,601

Current	(1,472,055)	(1,801,181)

Non-current	207,803	66,420

(i)         The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the statements of operations on a straight-line basis through to 2014. On March 4, 2011, the Company entered into a sale and leaseback related to one engine. The gain from this transaction was R$ 4,832 and is being amortized on a straight-line basis through to 2015.

(ii)        On December 16, 2011, the subsidiary TLA entered into four sale and leaseback transactions related to aircraft finance leases. The operations generated a loss of R$ 20,130 which was deferred after the impairment testing of these aircraft, as required by paragraph 64 of the IAS 17. The loss will be amortized on the straight-line basis until 2015.

(iii)       On December 29, 2011, the subsidiary TLA signed a commercial partnership with Bank Itaucard S.A. (“Itaucard”) in order to offer, distribute and market through distribution channels or by any other means, the Itaucard credit card to TAM customers nationlywide for a period of 15 years from the inception of the transaction . Itaucard advanced the total amount of the contract (R$ 200 thousand), which was deferred and recognized in the statement of operations in a straight-line basis. In 2011 the total amount of R$ 230 was recognized as income.

20.          Refinanced taxes payable under Fiscal Recovery Program (REFIS)

In November 2009, TLA and Pantanal applied to the Fiscal Recovery Programa (REFIS), established by Law n° 11,941/09 and Provisional Measure, n° 449/2009. REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities.  The general conditions of the effects to applying to REFIS are summarized below:

•       Payment will be made in 180 monthly installments depending on the nature of the debt;

•       Reduction of penalties and interest;

•       Obligation to make the monthly payments and not become overdue more than three months; and

•       Withdraw all lawsuits the participant has initiated with respect to the taxes included in REFIS. If those commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be  determined based on the amounts originally due.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

During the year ended December 31, 2011 the tax authorities concluded the final processing of the REFIS application and the total amounts of the debt under REFIS consists of the following:

	Original amount	Penalties	Interest	Fees	Total

Cofins (i)	193,771	7,345	133,900		335,016
Pis (i)	37,301	2,724	40,561		80,586
Refinanced taxes payable under Fiscal Recovery Program from Pantanal (ii)	20,215	1,911	24,880	3,096	50,102
Other	15,475	799	6,112		22,386

	266,762	12,779	205,453	3,096	488,090

(i) Refers to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax, established by Law n° 9,718/98.  In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

(ii) Refers to the remaining balance of previous tax refinancing program of Pantanal with respect to years 2000 to 2006.

As a result of the final processing of the debt by the tax authorities on June 30, 2011, the total amount of the debt corresponds to a single tax debt irrespective of the tax or contribution that had originally generated the tax liability. The status of the total amount due is as follows:

December 31, 2011

Consolidated debt	439,827
Consolidated debt adjustment	11,710
Index	62,429
Payments made	(30,648)

Total	483,318

Current (*)	(46,924)

Non-current	436,394

(*) The amount is recorded under “Taxes, charges and contribution” in current liabilities.

The total consolidated debt under REFIS classified as non-current liability has the following maturities:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

Year	R$
2013	36,653
2014	36,653
2015	36,653
2016	36,653
2017	36,653
2018	36,653
2019	36,653
2020	36,653
2021	36,653
2022	36,653
2023	36,653
2024	30,044

Total	436,394

As result of applying to REFIS a gain was recognized for the reduction of penalties and interest previously, provided for amounting to R$ 70,812 in 2009. Of the total amount, R$ 24,448 were recognized under “operating expenses – Other” and the amount of R$ 46,364 was recorded as a reduction in Finance costs both in the income statement for the year ended December 31, 2009. The gain corresponds to the reductions established by Law 11941/09 for payment of the taxes in 180 months consisting of reduction of 60% of the amount of penalties and 25% of the amount of late payment interest.

21.          Other Liabilities

	December 31, 2011	December 31, 2010

Reorganization of Fokker 100 Fleet (i)	39	13,860
Maintenance provision – “Power by the hour” (ii)	535,088	252,534
Other liabilities	102,378	106,736

	637,505	373,130

Current	(197,444)	(135,658)

Non-current	440,061	237,472

(i)            Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003 TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments for an original amount of R$ 49,599.

(ii)        During the year ended December 31, 2011, the Company included 168 engines (2010 – 143) under Power by the hour maintenance contracts.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

22.          Provisions

(a)      Changes in the reserve for contingencies

The Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at December 31, 2011 and 2010 the amount of provisions and the corresponding judicial deposits recognized were as follows:

	December 31, 2009	Recognized on acquisition of Pantanal	Additional Provisions (Deposits)	(Reversals)	Financial charges	December 30, 2010

Additional tariff (ii)	515,463		39,895	(585,914)	30,556
Airline staff fund (i)	135,089		28,473		10,664	174,226
Labor contingencies	18,676	1,200	1,087	(33)		20,930
Civil litigation	67,379		18,892			86,271
Other tax contingencies	40,222	9,190	7,713	(10,119)	1,125	48,131
Total	776,829	10,390	96,060	(596,066)	42,345	329,558

(-) Judicial deposits	(110,256)	(267)	(14,768)	4		(125,287)

Total	666,573	10,123	81,292	(596,062)	42,345	204,271

	December 31, 2010	Additional Provisions (Deposits)	Payments	Financial charges	December 31, 2011

Airline staff fund (i)	174,226	35,258		15,979	225,463
Labor contingencies	20,930	793	(279)		21,444
Civil litigation	86,271	21,366			107,637
Other tax contingencies	48,131	15,033		1,332	64,496
Total	329,558	72,450	(279)	17,311	419,040

(-)Judicial deposits	(125,287)	(22,672)	38		(147,921)

Total	204,271	49,778	(241)	17,311	271,119

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

(i)            Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

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

439,437

(b)       Possible contingencies

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision a was required. The estimated amounts are as follows:

	December 31, 2011	December 31, 2010
Tax contingencies
ICMS (State Value Added Tax)	436,081	383,374
IRPJ and CSLL (Income taxes)	151,802	136,216
Special customs regime for temporary	102,644	102,594
Others (i)	339,067	134,026
	1,029,594	756,210
Civil litigation	65,876	30,911
Labor contingencies	426,639	316,485

	1,522,109	1,103,606

(i) The increase relates to the following tax assessments:

(a)        Administrative process (AI 10314.720023/2011-15) resulting from a tax assessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado - IPI) on import of aircrafts from April 2006 through February 2009. The tax authorities claim that IPI exemption depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

(b)        Administrative processes (AI 10314.720018/2011-75) resulting from a tax assessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado - IPI), payment of IPI on imports and COFINS on imports on the import of spare parts for aircrafts to be used for repairs, checks and maintenance of aircrafts from June 2006 through July 2010. The tax authorities claim that IPI exemption and taxation at zero rate for IPI and COFINS on imports depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

Those assessments amounted to R$ 819,270 of which R$ 770,652 corresponds to IPI on aircrafts. TAM has presented defense to the processes and based on the advice of its tax advisors and a lower court decision (Judgment no. 17-54747) estimates that for the amount of R$ 70,046  the probability of loss is possible and for the amount of R$ 700,606  the probability of loss is remote.

23.          Deferred Income Tax and Social Contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against taxes payable and provided that they refer to the same tax authority.

The movement in deferred income tax and social contribution assets and liabilities during the period ended December 31, 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Deferred income tax and social contribution	December 31, 2009	Charged/(credited) to the statements of operations	Charged Intangible assets – Goodwill Pantanal acquisition (Note 17)	December 31, 2010	Charged/(credited) to the statements of operations	Credited to the equity	December 31, 2011

Income tax loss carry forwards	82,418	(20,130)		62,288	(16,130)		46,158
Social contribution carry forwards	42,638	(20,090)		22,548	(4,406)		18,142

Temporary differences:
Provision for derivatives loss / gains	65,002	(58,906)		6,096	(10,115)	18,195	14,176
Provision for derivatives not realized in income						(571)	(571)
Provision for contingencies	203,935	(109,927)		94,008	29,197		123,205
Allowance for losses on inventories and receivables accounts	23,487	15,678		39,165	5,168		44,333
Deferred income from sale leaseback transaction	39,221	(10,909)		28,312	(16,281)		12,031
TAM loyalty program	203,484	(137,476)		66,008	(66,021)		(13)
Finance leases	(430,389)	(2,496)		(432,885)	222,597		(210,288)
Other	13,571	35,225		48,796	(9,736)		39,060
Deferred income tax and social contribution liabilities
Property, plant and equipment	(49,491)	3,977		(45,514)	854		(44,660)
Deferred income tax and social contribution liability on intangible assets on acquisition of Pantanal			(38,262)	(38,262)			(38,262)

Total	193,876	(305,054)	(38,262)	(149,440)	135,127	17,624	3,311

Deferred income tax and social contribution asset	325,779	(309,031)		16,748	14,145	17,624	48,517
Deferred income tax and social contribution liability	(131,903)	3,977	(38,262)	(166,188)	120,982		(45,206)

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

	December 31, 2009	December 31, 2010	December 31, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	35,659	(65,714)	69,718
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	158,217	(83,726)	(66,407)

	193,876	(149,440)	3,311

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable.

At December 31, 2011, there were unrecognized deferred tax assets relating to the tax losses of foreign subsidiaries in the amount of R$ 161,065 (2010 – R$ 66,183).

(a)                       Income tax and social contribution expense

	December 31, 2011	December 31, 2010	December 31, 2009

Current tax	(213,743)	(142,000)	(3,972)
Deferred tax	135,127	(305,054)	(645,567)

	(78,616)	(447,054)	(649,539)

The income tax and social contribution on TAM's profit before taxes differs from the theoretical amount average that would arise using the tax rate applicable to income of consolidated entities as follows:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

	December 31, 2011	December 31, 2010	December 31, 2009

Profit / (loss) before income tax and social contribution	(182,987)	1,115,984	1,897,998
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%

Taxes calculated at statutory rates	62,185	(379,434)	(645,319)

Tax effects of permanent differences:
Non deductible expenses	(46,244)	(34,104)	(24,091)
Tax credit on interest paid on own capital	7,512	29,080
Tax debit on interest received on own capital from Multiplus	(5,494)	(17,654)
Unrecognized tax credits on tax losses of Pantanal	(22,307)	(1,539)	(43)
Unrecognized (deferred tax asset on losses of subsidiaries outside Brazil) / deferred tax liability on profits of subsidiaries outside Brazil	(69,992)	(34,759)	29,876
Tax credits related to social contribution on taxes with suspended payment		(3,583)
Non-deductible share-based compensation	(3,097)	(5,580)	(3,879)
Other	(1,179)	519	(6,083)

Income tax and social contribution tax charge (credit)	(78,616)	(447,054)	(649,539)

Effective rate %	42.9	40.1	34.2

The years from 2005 to 2011 are open to review by Brazilian tax authorities.

(b)                       Transitional Tax Regime - RTT

The Transitional Tax Regime has been established by Law 11638/07 in order to maintain the same tax rules for determining taxable income as at December 31, 2007, regardless of any changes introduced by Low 11638/07 to accounting practices adopted in Brazil.

RTT is option for the tax years ended December 31, 2008 and 2009, and mandatory from 2010. TAM has opted for the RTT in 2008.

24.             Share Capital

(a)       Authorized capital

At December 31, 2011 the authorized capital was R$ 1,200,000 (2010 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

The Board of Directors approved on September 30, 2011 a authorized the share buyback program of  preferred shares of the Company, under the following conditions:

·         Purpose: Acquisition of preferred shares issued by the Company to be maintained in treasury and subsequently cancelled or sold without reduction in capital stock.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

•         Number of shares to be acquired: The acquisition should not exceed 54,137 preferred shares.

•         Period for the program: The maximum term of the program is  365 days as from the date of approval. The acquisition of the shares shall be made in the BM&F Bovespa at its market price.

•         Number of preferred shares publicly held: 83,309,958 shares.

(b)       Subscribed share capital

At December 31, 2011 the subscribed share capital is comprised of 156,206,781 shares (2010 – 156,206,781) fully paid nominative shares without nominal value, of which 55,816,683 (2010 – 55,816,683) are common shares and 100,390,098 (2010 – 103,390,098) are preferred shares.

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

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85%.

	Number of shares	Common shares	Preferred shares	Capital

At December 31, 2010	156,206,781	55,816,683	100,390,098	819,892

At December 31, 2011	156,206,781	55,816,683	100,390,098	819,892

(c)      Reduction of capital of Multiplus

On March 18, 2011, Multiplus approved a capital reduction from R$ 692,385 to R$ 92,370, resulting in a reduction of R$ 600,014, equivalent to R$ 3.72 per share without the cancellation of any shares and without any change in the percentage of interest held by the shareholders of Multiplus. The distribution  process was finalized on June 22, 2011 when cash was distributed to shareholders the total cash distribution TAM received R$ 439,030 and the non-controlling shareholder received R$ 160,984.

(d)     Payment of dividends and dividends declared

On April 2011, the Company paid dividends totaling the amount of R$ 181,460 (2010 – R$ 233,325).

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

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

December 31, 2010

Profit for the year	637,420
(-) Legal reserve- 5%	(31,871)

(=) Profit to be distributed	605,549

Minimum mandatory dividends	(151,387)
Number of shares	151,185

Dividends per share – R$	(1. 00)

Minimum mandatory dividends proposed per share	(1. 00)
Minimum mandatory dividends proposed	(151,387)

No dividends have been provided for the year ended December 31, 2011 since the result for the year is a loss.

25.          Other reserves

	December 31, 2011	December 31, 2010	December 31, 2009

Share Premium (a)	74,946	74,946	74,946
Treasury shares (b)	(2,559)	(6,008)	(11,370)
Stock option plan (c)	68,027	51,667	35,668
Legal reserve (d)	81,005	81,005	49,134
Profit retention (g)	449,015	814,587	353,007
Cumulative translation adjustment (e)	(14,998)	(17,263)	(16,794)
Cash flow hedge reserve (Note 5.1.1 (c) )	(25,022)
Deemed cost reserve (f)	112,497	113,972	130,540
Transfer from non-controlling interest (h)	490,020	489,115

	1,232,925	1,602,021	615,131

(a)           Share premium

The share premium reserve arose on the subscription of shares in TAM, due to the fair value of net assets received being greater than the nominal amount of the share capital issued.

(b)           Treasury shares

The movement of treasury shares during the year ended December 31, 2011 is presented below:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

	Quantity of shares	Thousand of R$	Average price per share - Reais

At December 31, 2009	402,311	(11,370)	28.26

Resale of treasury shares	(189,731)	5,362	28.26

At December 31, 2010	212,580	(6,008)	28.26

Acquisition of treasury shares (i)	54,137	(1,879)	34.71
Resale of treasury shares	(186,462)	5,328	28.81

At December 31, 2011	80,255	(2,559)	31.89

(i)            At meeting of the Board of Directors held  on September 30, 2011, authorized the purchase of up to of 54.137 preferred shares to be held in treasury for future use to meet the exercise of options under Stock Option Plan.

(ii)           During the year ended December 31, 2011, 186,462  shares held in treasury were sold to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (EGM) of May 16, 2005.

The market value of shares based on the closing quote in the São Paulo stock exchange at December 31, 2011, is R$ 35.67 per share (2010 – R$ 39.14).

(c)             Stock options

The credit relating to the expense for stock options is recorded in this reserve, and is released to retained earnings when options are exercised or expire (Note 29.2).

(d)           Legal reserve

Brazilian law requires that a legal reserve is constituted by appropriating 5% of profit for the year until the legal reserve reaches 20% of the amount of share capital.

(e)        Cumulative translation adjustment

The effects of exchange rate changes during the year on net assets of foreign operations at the beginning of the year and the difference between their profit for the year at average and year-end exchange rates are recorded in the currency translation adjustment reserve.

(f)            Deemed cost reserve

On transition to IFRS the Company adopted the revalued amounts as the deemed cost for certain assets that were revalued under BR GAAP in years prior to the transition date to IFRS. The deemed cost reserve corresponds to the revaluation of those assets maintained at initial transition to IFRS and the reserve is realized in the same proportion of the depreciation, write-off or sale of the revalued asset, with a contra entry to the retained earnings (accumulated deficit) account. In the year ended December 31, 2011 realization totaled R$ 1,481, net of tax effects (2010 - R$ 9,299). Of the total amount of the reserve, R$ 28,733 (2010 - R$ 28,733) corresponds to the revaluation of land and buildings, which will only be realized upon the eventual write-off of assets.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

(g)           Profit retention reserve

Correspond to a reserve of profits for which under Brazilian Corporation Law shareholders may decide to transfer profits based on a budget of capital expenditures also approved by the shareholders.

(h)           Transfer from non-controlling interests

Refers to the transfer from non-controlling interests on the issuance of shares representing 26.83% of Multiplus in 2011 and the subsequent effect of the change in non-controlling interest in 2011. As required by IAS 27 “Consolidated  and Separated Financial Statements”, the changes in the Company’s ownership interest in Multiplus did not result in loss of control and, therefore, it was recognized as a capital transaction, directly in the Company’s shareholders’ equity.

26.          Revenue

TAM had no major customers which represented more than 10% of revenue in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

(a)                    By type of service rendered

	December 31, 2011%		December 31, 2010%		December 31, 2009%		Variation (%) 2011 - 2010	Variation (%) 2010 - 2009

Domestic
Passenger	6,185,319	45.6	5,870,880	49.8	5,468,612	53.9	5.36	7.4
Cargo	552,861	4.0	510,785	4.3	446,983	4.4	8.2	14.3

	6,738,180	49.7	6,381,665	54.1	5,915,595	58.3	5.6	7.9

International
Passenger	3,823,488	28.2	3,284,473	27.8	2,684,009	26.5	16.4	22.4
Cargo	623,815	4.6	601,898	5.1	489,305	4.8	3.6	23.0

	4,447,303	32.8	3,886,371	32.9	3,173,314	31.3	14.1	22.5

Other
Loyalty Program (TAM)	212,036	1.6	381,519	3.2	538,950	5.3	(44.4)	(29.2)
Loyalty Program (Multiplus)	1,151,737	8.5	444,893	3.8			158.9	100.0
Travel and tourism agencies	78,617	0.6	61,531	0.5	59,635	0.6	27.8	3.2
Others (includes expired tickets)	927,939	6.8	642,804	5.4	451,647	4.5	44.4	42.3

	2,370,329	17.5	1,530,747	13.0	1,050,232	10.4	54.8	45.8

Total gross	13,555,812	100.0	11,798,783	100.0	10,139,141	100.0	14.9	16.4

Sales taxes and other deductions	(561,326)		(420,092)		(373,635)

Revenue	12,994,486		11,378,691		9,765,506

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousand of Reais)

(b)                    By geographical location of the Company’s destinations

	December 31, 2011%		December 31, 2010%		December 31, 2009	Variation (%) 2011 - 2010	Variation (%) 2010 - 2009

Brasil	9,108,509	67.2	7,912,412	67.0	6,965,826	15.1	13.6
Europe	2,016,299	14.8	1,958,730	16.6	1,440,352	2.9	36.0
North America	1,592,845	11.8	1,057,091	9.0	862,529	50.7	22.5
South America (excluding Brazil)	838,159	6.2	870,550	7.4	870,434	(3.7)	0.1

Total gross	13,555,812	100.0	11,798,783	100.0	10,139,141	14.9	16.4

Sales taxes and other deductions	(561,326)		(420,092)		(373,635)

Revenue	12,994,486		11,378,691		9,765,506

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

27.          Operating expenses by nature

			December 31, 2011
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	2,236,268	239,575	217,902	2,693,745	22.4
Board of Executive Officers fee			1,761	1,761	0.0
Fuel	4,186,892			4,186,892	34.8
Depreciation and amortization	596,688	4,625	129,062	730,375	6.1
Maintenance and repairs (excluding personnel)	619,357			619,357	5.2
Aircraft insurance	46,533			46,533	0.4
Take-off, landing and navigation aid charges	682,258			682,258	5.7
Leasing of aircraft, engines and equipment under operating leases	417,964	10,069	22,017	450,050	3.7
Third party services	208,785	308,555	322,627	839,967	7.0
Marketing and related expenses		962,925		962,925	8.0
Other	394,328	205,058	204,180	803,566	6.7

	9,389,073	1,730,807	897,549	12,017,429	100.0

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

			December 31, 2010
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	1,883,800	247,283	196,211	2,327,294	22.3
Board of Executive Officers fee			1,134	1,134	0.1
Fuel	3,451,198			3,451,198	33.2
Depreciation and amortization	613,687	1,661	84,421	699,769	6.7
Maintenance and repairs (excluding personnel)	612,262			612,262	5.9
Aircraft insurance	51,982			51,982	0.5
Take-off, landing and navigation aid charges	609,447			609,447	5.9
Leasing of aircraft, engines and equipment under operating leases	447,112	7,252	16,619	470,983	4.5
Third party services	166,691	262,696	343,907	773,294	7.4
Marketing and related expenses		959,843		959,843	9.2
Reversal of additional tariff			(364,854)	(364,854)	(3.5)
Other	353,788	278,966	180,572	809,326	7.8

	8,189,967	1,753,701	458,010	10,401,678	100.0

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

			December 31, 2009
	Cost of services rendered	Selling	General and administrative	Total	%

Personnel	1,619,290	183,955	181,149	1,984,394	20.6
Board of Executive Officers fee			776	776	0.1
Fuel	2,741,253			2,741,253	28.7
Depreciation and amortization	521,909	1,484	78,993	602,386	6.3
Maintenance and repairs (excluding personnel)	640,433			640,433	6.7
Aircraft insurance	63,681			63,681	0.7
Take-off, landing and navigation aid charges	585,890			585,890	6.1
Leasing of aircraft, engines and equipment under operating leases	525,200	9,352	15,213	549,765	5.8
Third party services	167,556	301,096	318,913	787,565	8.2
Marketing and related expenses		854,701		854,701	9.0
Other	355,732	182,164	206,892	744,788	7.8

	7,220,944	1,532,752	801,936	9,555,632	100.0

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

28.          Employee Benefits

Personnel costs (presented under Personnel and Director fees in Note 27 are composed of the following amounts:

	December 31, 2011	December 31, 2010	December 31, 2009

Salaries and bonuses	2,132,234	1,844,562	1,527,390
Defined contribution pension plan	12,772	27,090	23,619
Share based payment	19,022	15,999	11,407
Taxes and social contributions	531,478	440,777	422,754

	2,695,506	2,328,428	1,985,170

28.1       Profit-sharing and bonuses

In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, during the year management recorded a expense for this benefit within “Salaries and social charges” totaling R$ 74,516 at December 30, 2011 (2010 – R$ 100,168 and 2009 – R$ 28,922).

28.2       Share-based payment

(a) TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 2% of outstanding shares. These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At December 31, 2009	1,667,440	36.55

Granted	1,051,467	23.99
Exercised	(165,868)	14.40
Unvested options forfeited	(343,924)	39.67

At December 31, 2010	2,209,115	34.18

Exercised	(186,464)	19.57
Unvested options forfeited	(188,152)	37.89

At December 31, 2011	1,834,499	38.89

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of seven years.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

The cost has been recognized as being the fair values of stock options when they are transferred in balancing entry to the Company’s equity, since the payment may be made in shares. The fair value of these options was estimated using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	1st grant	2nd grant	3rd grant	4th grant	1st special grant	2nd special Grant (ii)	3rd special grant	4th special grant	Total or weighted average

Date of grant	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	02/29/2008	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,463	230,000	11,595	230,000	230,000
Exercise price at grant date	14.40	43.48	39.67	25.11	38.36	30.24	24.59	20.53
Risk free interest rate - %	17.93%	13.13%	10.95%	9.38%	10.82%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5	4.5
Expected dividend yield - %	0.00%	0.32%	0.58%	0.55%	0.58%	0.56%	0.55%	0.55%
Share price volatility - %	34.24%	41.29%	42.30%	51.47%	40.48%	43.66%	51.32%	52.14%
Market share price at grant date - R$	45.00	61.00	44.03	24.30	50.10	35.48	30.31	41.92
Fair value at grant date – R$	39.64	41.11	25.09	13.57	28.28	19.33	17.95	29.91

Number of options outstanding (i)	80,256	138,044	440,226	485,973	230,000		230,000	230,000	1,834,499
Number of options exercisable (i)	80,256	138,044	335,151		230,000				783,451
Exercise price (adjusted by IGP-M) (i)	20.34	59.79	50.97	28.37			21.99	22.92
Amount payable upon exercise for exercisable options – At exercise price on 12/31/2011	1,632,407	8,253,651	17,082,646		11,684,000
Remaining average term (i)	1.50	1.50	1.83	3.83			2.75	2.75

(i) At December 31, 2011.

(ii) Special grant forfeited.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)       Multiplus

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At December 31, 2009

Options granted	1,660,759	18.07

At December 31, 2010	1,660,759	18.07

Exercised	(77,285)	24.80
Unvested options forfeited	(6,196)	17.49

At December 31, 2011	1,577,278	14.64

Under the plan, options assigned for regular grants are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively if they are still employed by  Multiplus at that time. The contractual life of the options is seven years after the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

During the six months ended June 30, 2011, Multiplus fixed the exercise price of R$ 20.00 (twenty reais) per share, for the 2nd extraordinary grant related to the hiring of the current Chief Executive Officer of Multiplus and approved the reduction in the exercise price for all other options previously granted by R$ 3.72 (three reais and seventy-two cents per share) due to the reduction of the capital of Multiplus. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation (R$ 3,114). Considering that no options were vested as of June 30, 2011 the additional compensation is recognized prospectively through the remaining vesting period of the options.

On October 3, 2011, Multiplus fixed the exercise price of R$ 16.28 (sixteen reais and twenty-eight cents) per share for the 2nd, extraordinary grant described above in order to reflect the effect of the reduction of capital of Multiplus. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation R$ 312, that will be recognized prospectively through the vesting period of the options.

The cost has been recognized as being the fair values of stock options when they are transferred in balancing entry to the Company’s equity, since the payment may be made in shares. The fair value of these options was estimated using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted:

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b.1)       Assumptions used to estimate the fair value of the options at the original grant date:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date of grant	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Number of options granted	98,391	36,799	1,370,999	154,570	1,660,759
Exercise price at grant date	27.33	31.55	16.00	27.33
Risk free interest rate - %	10.16	10.16	10.16	10.16
Average term	5.0	5.0	5.25	4.25
Expected dividend yield - %	0.67	0.57	0.67	0.67
Share price volatility - %	30.25	31.21	30.25	30.25
Market share price - R$	26.90	31.55	26.90	26.90
Fair value at grant date – R$	11.58	14.06	16.91	10.53

(b.2)       Considering the modification in the exercise price, the following assumptions were used to measure the additional compensation:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date of grant	06/30/2011	06/30/2011	06/30/2011	06/30/2011
Number of options granted	92,195	36,799	1,370,999	154,570	1,654,563
Exercise price at modification date	23.61	27.83	12.28	20.00
Risk free interest rate - %	12.15	12.15	12.15	12.15
Average term	4.63	4.67	4.88	3.50
Expected dividend yield - %	2.60	2.60	2.60	2.60
Share price volatility - %	33.79	33.79	33.79	33.79
Market share price - R$	27.20	27.20	27.20	27.20
Fair value immediately before modification– R$	10.84	9.55	15.56	9.46
Fair value immediately after modification– R$	12.17	10.71	17.35	12.66
Incremental fair value	1.33	1.16	1.79	3.20

(b.3)       Considering the modification in the exercise price in the 2nd extraordinary grant, the following assumptions were used to measure the additional compensation:

2nd extraordinary grantª

Date of grant	10/03/2011
Number of options granted	154,570
Exercise price at grant date	16.28
Risk free interest rate - %	11.88
Average term	3.25
Expected dividend yield - %	2.59
Share price volatility - %	34.24
Market share price - R$	27.10
Fair value immediately before modification– R$	12.27
Fair value immediately after modification– R$	14.29
Incremental fair value	2.02

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b.4)       Other information at December 31, 2011

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

	06/30/2011	06/30/2011	06/30/2011	10/03/2011
Number of options outstanding	92,195	36,799	1,370,999	77,285	1,577,278
Number of options exercisable	25.60	29.88	13.32	17.65
Remaining average term	4.38	4.42	4.63	3.13

Share price volatility is determined based on historical share price volatility of Multiplus quoted shares.

29.          Net Finance Result

	December 31, 2011	December 31, 2010	December 31, 2009
Finance income
Interest income from financial investments	174,194	136,642	82,106
Exchange gains	2,709,450	1,439,709	2,303,737
Other (ii)	57,928	198,138	26,843

	2,941,572	1,774,489	2,412,686
Finance expenses
Exchange losses	(3,610,383)	(1,196,576)	(582,192)
Interest expense (i)	(481,872)	(416,364)	(421,851)
Other	(43,515)	(59,163)	(37,371)

	(4,135,770)	(1,672,103)	(1,041,414)

Derivatives designated as hedge	(6,584)

Finance result, net	(1,200,782)	102,386	1,371,272

(i) The average monthly rate for capitalized interest for the year ended December 31, 2011 was 0.36% (2010  and 2009 -  0.16 % and 0.18%, respectively).

(ii) 2010 amount includes the reversal of interest expense from the additional tariff of R$ 181,166 occurred in September 2010.

The exchange gain recognized at December 31, 2011 with respect to finance lease liabilities amounted R$ 579,795 (2010 – net gain of R$ 231,738 and 2009 net gain of R$ 1,404,895), while interest expense on those finance lease liabilities amounted to R$ 100,616 (2010 –R$ 106,103 and  2009 – R$ 166,839 ).

30.          Earnings per share

(a)       Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011	December 31, 2010	December 31, 2009

Profit (loss) attributable to equity holders of the company	(335,064)	637,420	1,246,778

Weighted average number of shares issued (in thousands)	156,207	151,448	150,585
Weighted average treasury shares (in thousands)	(115)	(263)	(402)

Weighted average number of shares outstanding (in thousands)	156,092	151,185	150,183

Basic earnings (loss) per share (Reais per share)	(2.15)	4.22	8.30

(b)       Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Company has only one category of dilutive potential ordinary shares: stock options.

	December 31, 2011	December 31, 2010	December 31, 2009

Profit (loss) attributable to equity holders of the company	(335,064)	637,420	1,246,778

Weighted average number of shares outstanding (in thousands)	156,092	151,185	150,183
Adjustments for share options (in thousands)		425	263

Weighted average number of shares for diluted earnings per share calculation (in thousands)	156,092	151,610	150,446

Diluted earnings (loss) per share (Reais per share)	(2.15)	4.20	8.29

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

31.          Cash generated from operations

	December 31, 2011	December 31, 2010	December 31, 2009

Profit / (loss) for the year	(261,513)	668,930	1,248,459
Adjustments for
Deferred income tax and social contribution (Note 23 (a))	(135,127)	305,054	645,567
Depreciation and amortization (Note 27)	730,375	699,769	602,386
Loss on disposal of property, plant and equipment (see below)	10,108	(13,671)	(19,918)
Foreign exchange losses/(gains) and interest expense	1,406,059	97,473	(1,580,891)
Other provisions	186,267	298,352	(1,598)
Provision for contingencies	72,450	85,908	69,128
Reversal of provision of contingency		(585,914)
Stock options plan	19,023	15,999	11,409
Derivative financial instruments - Ineffective portion	6,584

Changes in working capital
Financial assets measurement at fair value through profit and loss	(277,234)	(396,676)	231,249
Inventories	2,149	14,501	(25,887)
Accounts receivable	(269,623)	(469,709)	24,862
Taxes recoverable	(417,893)	(85,681)	21,444
Prepaid expenses	40,810	(13,878)	371
Assets held for sale			29,274
Financial assets – bank deposits	(87,729)	(50,280)
Judicial deposits	(22,633)	(14,764)
Prepaid aircraft maintenance	(137,556)	(1,678)	(25,035)
Other receivables	(30,339)	67,889	97,876
Accounts payable	123,316	85,942	(55,113)
Salaries and social charges	(68,259)	45,622	(10,342)
Taxes, charges and contributions	418,484	323,403	(9,414)
Deferred income	(167,613)	88,527	323,345
Other liabilities	264,095	59,938	(103,037)
Derivative financial instruments	(42,492)	(222,618)	(886,970)
Payment of REFIS	(30,648)

Cash generated from operations	1,331,061	1,002,438	587,165

In the cash flow statement, proceeds from sale of property, plant and equipment and intangible comprise:

	December 31, 2011	December 31, 2010	December 31, 2009

Net book amount – property, plant and equipment	19,267	13,357	15,951
Loss on disposal of property, plant and equipment	(10,108)	13,671	19,918

Proceeds from disposal of property, plant and equipment	9,159	27,028	35,869

32.          Commitments and contingencies

(a)       Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements. TLA has obligations arising from 72 aircraft under operating leases (2010 – 69 aircraft). These agreements have an average term of 107 months and are denominated in U.S. dollars with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of operations in "Cost of services rendered", for year ended December 31, 2011 was R$ 417,964 (2010 – R$ 447,112 and 2009 – R$ 525,200), equivalent to approximately US$ 222,819 thousand (2010 –US$ 268,342 thousand and 2009 – US$ 263,300 thousand), respectively.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 3,243 at December 31, 2011 (2010 – R$ 21,033).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	December 31, 2011	December 31, 2010
In foreign currency – US$ (*)
Aircraft	2024	1,294,943	1,093,507
Engines	2021	25,435	27,190

Total		1,320,378	1,120,697

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.

Operating lease obligations fall due as follows:

Year	December 31, 2011	December 31, 2010

No later than one year	390,514	348,454
Later than one year and no later than five years	728,403	702,206
Later than five years	201,461	70,037

	1,320,378	1,120,697

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

Additionally, TLA confirmed the exercise of four options for Airbus A330, the four of which were already delivered in 2010 and 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect of the 20 orders from A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(ii)           Boeing

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

         (iii)          Fleet renewal and expansion

         On February 28, 2011, the Company announced the order of 32 aircraft from the Airbus A320 family and two Boeing 777-300ER aircraft to prepare the Company to meet the expected growing demand for air travel. The combined value of these new orders, based on list prices, is approximately US$ 3.2 billion. Of the 32 aircraft ordered from Airbus , 22  are new model A320neo and ten are from the A320 Family. The aircraft are scheduled to be delivered between 2016 and 2018.

The two Boeing 777-300ERs are expected to be delivered in 2014. This order of two more aircraft brings the total number of aircraft ordered from the U.S. manufacturer to eight, including four aircraft to be delivered in 2012 and the two in 2013. Once all the aircraft are delivered, we will have 12 Boeing aircraft in our fleet.

(c)           Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of December 31, 2011, 193 (2010 – 192) compensation payments have been paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 22.

(e)           Contingent assets

(i)            ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At December 31, 2011, the provision maintained by the Company totaled R$ 2,915 (2010 – R$ 4,355), recorded in “Taxes, charges and contributions”.

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

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(ii)           Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable.

We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)          Additional airport tariffs (“ATAERO”)

In 2001 TLA filed a legal action requesting preliminary measures challenging the legality of the additional rate of 50% on airport tariffs established by Law 7,920/89. The Company has been paying those amount monthly at December 31, 2011 totaling R$ 1,089,571 (2010 – R$ 918,492) and no asset has been recognized with respect to this matter.

33.          Segment reporting

The Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”).

	Total assets
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
December 31, 2011	18,226,516	1,308,434	19,534,950	(3,549,721)	15,985,229
December 31, 2010	17,884,401	1,437,896	19,322,297	(4,824,972)	14,497,325

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue
Passenger	11,050,270	1,345,199	12,395,469	(2,386,662)	10,008,807
Cargo	1,176,676		1,176,676		1,176,676
Other	1,332,664	28,247	1,360,911	1,009,418	2,370,329

Revenue, gross	13,559,610	1,373,446	14,933,056	(1,377,244)	13,555,812

Sale taxes and other deductions	(434,692)	(126,634)	(561,326)		(561,326)

Revenue, net	13,124,918	1,246,812	14,371,730	(1,377,244)	12,994,486

Operating income
Cost of services rendered	(8,087,065)	(842,068)	(8,929,133)	136,748	(8,792,385)
Depreciation and amortization	(591,666)	(5,022)	(596,688)		(596,688)
Selling	(2,021,848)	(32,371)	(2,054,219)	323,412	(1,730,807)
General and administrative	(1,757,531)	(57,102)	(1,814,633)	917,084	(897,549)
Movements in fair value of fuel derivatives	40,828		40,828		40,828

Operating profit	707,636	310,249	1,017,885		1,017,885

Financial income	2,839,550	102,022	2,941,572		2,941,572
Financial expense	(4,135,465)	(305)	(4,135,770)		4,135,770
Derivatives designated as hedge		(6,584)	(6,584)		(6,584)

Profit/(loss) before income tax and social contribution	(588,279)	405,382	(182,897)		(182,897)

Income tax and social contribution	52,520	(131,136)	(78,616)		(78,616)

Profit/(loss) for the year	(535,759)	274,246	(261,513)		(261,513)

TAM S.A.

Notes to the Consoliated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue
Passenger	9,535,936	504,916	10,040,852	(885,499)	9,155,353
Cargo	1,112,683		1,112,683		1,112,683
Other	1,254,918	12,959	1,267,877	262,870	1,530,747

Revenue, gross	11,903,537	517,875	12,421,412	(622,629)	11,798,783

Sale taxes and other deductions	(372,060)	(48,032)	(420,092)		(420,092)

Revenue, net	11,531,477	469,843	12,001,320	(622,629)	11,378,691

Operating income
Cost of services rendered	(6,956,348)	(274,258)	(7,230,606)	(345,674)	(7,576,280)
Depreciation and amortization	(599,184)		(599,184)		(599,184)
Selling	(2,015,072)	(422)	(2,015,494)	261,799	(1,753,695)
General and administrative	(438,314)	(64,891)	(503,205)	30,686	(472,519)
Movements in fair value of fuel derivatives	36,585		36,585		36,585

Operating profit	1,559,144	130,272	1,689,416	(675,818)	1,013,598

Financial income	1,739,115	35,374	1,774,489		1,774,489
Financial expense	(1,669,988)	(2,115)	(1,672,103)		(1,672,103)

Profit/(loss) before income tax and social contribution	1,628,271	163,531	1,791,802	(675,818)	1,115,984

Income tax and social contribution	(401,909)	(45,145)	(447,054)		(447,054)

Profit/(loss) for the year	1,226,362	118,386	1,344,748	(675,818)	668,930

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

34.          Related parties

(i)   Balances

	December 31, 2011	December 31, 2010
BTG Pactual
Current assets
Cash and cash equivalents	102,390	209,775
Financial assets at fair value through profit and loss		140,207
Derivative financial instruments	4,850

Non-current assets
Derivative financial instruments	454

Current liabilities
Derivative financial instruments	8,276

Non-current liabilities
Derivative financial instruments	7,779

Equity
Cash flow hedge	(14,639)

(ii) Transactions

	December 31, 2011	December 31, 2010
Finance result
BTG Pactual
Finance income	61,436	10,667
Finance expense	(44,525)	(1,333)

BTG Pactual is considered a related party since one member of the Board of Directors of TAM has an interest in and is the CEO of BTG Pactual.

For the period ended December 31, 2010, TAM received from TAM Viação Executiva S.A. ("Marília"), a company under common control, R$ 2010- R$ 153 (2009 - R$ 65) as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders. No reimbursement was received in the year ended December 31, 2011.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the period ended December 31, 2011 amounted to R$ 1,550 (2010- R$ 1,550 and 2009 - R$ 1,550).

(iii)                Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was a follows:

TAM S.A.

Notes to the Consolidated Financial Statements

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011	December 31, 2010	December 31, 2009

Salaries	27,587	19,062	18,596
Board of Executive Officers fee	1,761	1,134	776
Share-based payment	16,360	15,999	11,409
Other long-term benefits			810

	45,708	36,195	31,591

35.          Events occurring after the reporting period

LATAM

On January 3, 2012, an Extraordinary General Meeting was held where stockholders of TAM (representing  14.95% of total shares) approved the exchange ratio for the proposed exchange of shares of TAM for shares of LAN Airlines S.A. (“LAN”). After such approval on January 18, 2012, TAM and LAN filed with the Brazilian Exchange Commission (CVM) an application for registering a Offer Exchange of TAM shares and the subsequent cancellation of the status of TAM as a listed company under Corporate Governance Level 2 of the Listing Regulation of BM&FBovespa S.A.

36.          Consolidation schedules

In accordance with SEC rule SX 3-10 the Company is presenting  consolidation  schedules as Senior Notes issued by TAM Capital (issuer), a wholly-owned subsidiary of TAM S.A., in 2007 are fully and unconditionally guaranteed by TAM S.A (parent company and guarantor) and by TAM Linhas Aéreas (guarantor) which is also a wholly-owned subsidiary of TAM S.A.. The consolidation schedules separately present the financial information for TAM S.A. (parent company and guarantor), TAM Linhas Aéreas S.A. (guarantor), Multiplus (non-guarantor) and other consolidated subsidiaries of TAM S.A. (non-guarantors).

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(a)           Statement of operations

					December 31, 2011
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated

Revenue			12,646,764	1,246,812	478,154	(1,377,244)	12,994,486
Operating expenses	(43,992)	(4)	(11,886,890)	(936,563)	(527,224)	1,377,244	(12,017,429)
Share of earnings of subsidiaries	(290,846)		(202,524)			493,370

Operating profit/(loss) before movements in fair value of fuel derivatives	(334,838)	(4)	557,350	310,249	(49,070)	493,370	977,057

Movements in fair value of fuel derivatives			40,251		577		40,828

Operating profit/(loss)	(334,838)	(4)	597,601	310,249	(48,493)	493,370	1,017,885

Finance income	31,354	175,223	1,982,209	102,022	650,764		2,941,572
Finance costs	(46,024)	(240,811)	(3,043,006)	(305)	(805,624)		(4,135,770)
Derivatives designated as cash flow hedge				(6,584)			(6,584)

Profit before income tax and social contribution	(349,508)	(65,592)	(463,196)	405,382	(203,353)	493,370	(182,897)

Income tax and social contribution	14,444		40,466	(131,136)	(2,390)		(78,616)

Profit for the year	(335,064)	(65,592)	(422,730)	274,246	(205,743)	493,370	(261,513)

Attributable to
Equity shareholders of TAM S.A.	(335,064)	(65,592)	(422,730)	274,246	(205,743)	419,819	(335,064)
Non-controlling interest						73,551	73,551

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated

Revenue			11,207,997	469,843	323,480	(622,629)	11,378,691
Operating expenses	(18,894)	(4)	(10,357,037)	(339,571)	(308,801)	622,629	(10,401,678)
Share of earnings of subsidiaries	675,821		73,574			(602,247)

Operating profit/(loss) before movements in fair value of fuel derivatives	656,927	(4)	777,386	130,272	14,679	(602,247)	977,013

Movements in fair value of fuel derivatives			36,504		81		36,585

Operating profit/(loss)	656,927	(4)	813,890	130,272	14,760	(602,247)	1,013,598

Finance income	33,776	148,746	1,270,212	35,374	286,381		1,774,489
Finance costs	(49,123)	(177,868)	(1,099,090)	(2,115)	(343,907)		(1,672,103)

Profit before income tax and social contribution	641,580	(29,126)	985,012	163,531	(42,766)	(602,247)	1,115,984

Income tax and social contribution	(4,160)		(395,011)	(45,145)	(2,738)		(447,054)

Profit for the year	637,420	(29,126)	590,001	118,386	(45,504)	(602,247)	668,930

Attributable to
Equity shareholders of TAM S.A.	637,420	(29,126)	590,001	118,386	(45,504)	(633,757)	637,420
Non-controlling interest						31,510	31,510

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					December 31, 2009
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated

Revenue			9,557,733		242,378	(34,605)	9,765,506
Operating expenses	(4,020)	(12)	(9,373,393)	(127)	(210,020)	31,940	(9,555,632)
Share of earnings of subsidiaries	1,271,134		63,171			(1,334,305)

Operating profit/(loss) before movements in fair value of fuel derivatives	1,267,114	(12)	247,511	(127)	32,358	(1,336,970)	209,874

Movements in fair value of fuel derivatives			271,505		45,347		316,852

Operating profit/(loss)	1,267,114	(12)	519,016	(127)	77,705	(1,336,970)	526,726

Finance income	33,755	235,992	2,485,446		(342,507)		2,412,686
Finance costs	(53,704)	(231,014)	(1,117,619)	(1)	360,924		(1,041,414)

Profit before income tax and social contribution	1,247,165	4,966	1,886,843	(128)	96,122	(1,336,970)	1,897,998

Income tax and social contribution	(387)		(633,124)		(16,028)		(649,539)

Profit for the year	1,246,778	4,966	1,253,719	(128)	80,094	(1,336,970)	1,248,459

Attributable to
Equity shareholders of TAM S.A.	1,246,778	4,966	1,253,719	(128)	80,094	(1,338,651)	1,246,778
Non-controlling interest						1,681	1,681

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)           Balance sheet

					December 31, 2011
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Assets
Current assets
Cash and cash equivalents	1,029	12,827	224,833	9,186	268,047	134,159	650,081
Financial assets at fair value through profit and loss	330,125		593,497	880,535	10,965	(130,190)	1,684,932
Trade accounts receivable			1,734,956	147,449	126,283	(189,677)	1,819,011
Inventories			211,491		1,118		212,609
Taxes recoverable	43,163		364,651	5,219	7,975		421,008
Income tax and social contribution recoverable			72,702		246		72,948
Interest on own capital and dividends	172,727					(172,727)
Prepaid expenses			120,349		1,629		121,978
Related parties			1,570	39,425	5,320	(46,315)
Derivative financial instruments			24,757	2,465			27,222
Other receivables	212		70,194	8,923	6,068		85,397

Total current assets	547,256	12,827	3,419,000	1,093,202	427,651	(404,750)	5,095,186

Non-current assets held for sale			21,474				21,474

Non-current assets
Restricted cash			71,314		22,510		93,824
Financial assets at fair value through profit and loss				138,009			138,009
Deferred income tax and social contribution	29,975			18,542			48,517
Deposits in guarantee			57,014				57,014
Related parties	4,425	296,679	26,278		1,451,729	(1,779,112)
Prepaid aircraft maintenance			547,862				547,862
Other non-current assets			29,188	16,416	620		46,771
Derivative financial instruments			8,550	77			8,627
Investments	1,685,616		104,371			(1,789,987)
Property, plant and equipment	96		9,225,469	1,381	91,005		9,317,951
Intangible assets			569,183	40,807	4		609,994

	1,720,659	296,679	10,639,229	215,232	1,565,868	(3,569,098)	10,868,569

Total assets	2,267,915	309,506	14,079,703	1,308,434	1,993,519	(3,973,848)	15,985,229

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					December 31, 2011
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Liabilities
Current liabilities
Accounts payable	492		613,531	114,884	118,099	(201,326)	645,680
Financial liabilities	174,650	6,225	1,639,601		177,524		1,998,000
Salaries and social charges	3,862		456,918	7,825	4,483		473,088
Deferred income			653,777	794,297	23,981		1,472,055
Taxes, charges and contributions	14,555		375,619	13,423	10,606		414,203
Interest on own capital and dividends	864		124,926	65,355		(172,727)	18,418
Related parties					1,320	(1,320)
Derivative financial instruments			6,749	20,489			27,238
Other current liabilities	27		191,543	4,615	1,467	(208)	197,444

	194,450	6,225	4,062,664	1,020,888	337,479	(375,580)	5,246,126

Non-current liabilities
Financial liabilities		557,243	5,128,442		1,480,971		7,166,656
Derivative financial instruments			15,527	28,408			43,935
Deferred income tax and social contribution			45,206				45,206
Deferred income			207,803				207,803
Provisions	120		265,141		5,858		271,119
Provision for loss on investments			427,138			(427,138)
Taxes, charges and contributions					3,809		3,809

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					December 31, 2011
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Refinanced taxes payable under Fiscal Recovery Program			436,394				436,394
Related parties	20,528		1,589,963		201,346	(1,811,837)
Other non-current liabilities			435,940		613	(3,508)	440,061

	20,648	557,243	8,551,554	28,408	1,692,597	(2,235,467)	8,614,983

Total liabilities	215,098	563,468	12,614,218	1,049,296	2,030,076	(2,611,047)	13,861,109

Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	819,892	88	897,122	93,722	162,113	(1,153,045)	819,892
Capital reserve	140,414		59,650	(11,869)		(47,781)	140,414
Profit reserve	530,020		394,730	211,496	2,097	(608,323)	530,020
Carrying value adjustment	562,491		113,983	(34,211)	(15,248)	(64,524)	562,491
Accumulated deficit		(254,050)			(185,519)	439,569

	2,052,817	(253,962)	1,465,485	259,138	(36,557)	(1,434,104)	2,052,817

Non-controlling interest						71,303	71,303

Total equity	2,052,817	(253,962)	1,465,485	259,138	(36,557)	(1,362,801)	2,124,120

Total liabilities and equity	2,267,915	309,506	14,079,703	1,308,434	1,993,519	(3,973,848)	15,985,229

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Assets
Current assets
Cash and cash equivalents	113,913	182,610	129,656	111,235	474,806		1,012,220
Financial assets at fair value through profit and loss	125,905		464,519	757,787	56,350	3,137	1,407,698
Trade accounts receivable	2,000		1,408,058	68,699	121,385	(43,361)	1,556,781
Inventories			196,089		2,671		198,760
Taxes recoverable	12,365		28,473	3,769	12,950		57,557
Income tax and social contribution recoverable	18,424						18,424
Interest on own capital and dividends	141,103					(141,103)
Prepaid expenses	343		160,553		1,892		162,788
Related parties			4,086	388,507	1,300	(393,893)
Derivative financial instruments			9,895				9,895
Other receivables			56,068	853	28,926	(4,613)	81,234

Total current assets	414,053	182,610	2,457,397	1,330,850	700,280	(579,833)	4,505,357

Non-current assets
Restricted cash			94,492		3,813		98,305
Financial assets at fair value through profit and loss				50,280			50,280
Deposits in guarantee			51,778				51,778
Related parties	16,504	128,399	30,406		248,986	(424,295)
Prepaid aircraft maintenance			410,306				410,306
Other non-current assets	15,705		39,918		116	(35,144)	20,595
Derivative financial instruments			6,568				6,568
Investments	2,478,464		124,095			(2,602,559)
Property, plant and equipment			8,675,544	935	35,371		8,711,850
Intangible assets	38,262		458,810	20,273	124,941		642,286

	2,548,955	128,399	9,891,917	71,488	413,207	(3,061,998)	9,991,968

Total assets	2,963,008	311,009	12,349,314	1,402,338	1,113,487	(3,641,831)	14,497,325

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Liabilities
Current liabilities
Accounts payable	22		458,725	16,579	109,977	(62,939)	522,364
Financial liabilities	347,800	5,529	1,199,500		19,264		1,572,093
Salaries and social charges	2,848		452,524	5,961	5,498		466,831
Deferred income			1,169,096	614,550	17,535		1,801,181
Taxes, charges and contributions			275,162	1,111	31,916		308,189
Income tax and social contribution	35		14,304				14,339
Interest on own capital and dividends	152,046		140,125	1,223		(141,101)	152,293
Related parties			331,878	3,929		(335,807)
Derivative financial instruments			20,574				20,574
Other current liabilities	19		131,462	382	5,130	(1,335)	135,658

	502,770	5,529	4,193,350	643,735	189,320	(541,182)	4,993,522

Non-current liabilities
Financial liabilities		493,850	4,802,140		490,858		5,786,848
Derivative financial instruments			15,286				15,286
Deferred income			66,420				66,420
Provisions	30		193,797		10,444		204,271
Provision for loss on investments			241,933			(241,933)
Refinanced taxes payable under Fiscal Recovery Program			333,141		83,534		416,675
Related parties			261,678		222,620	(484,298)
Deferred income tax and social contribution	38,262		111,158				149,440

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Other non-current liabilities	13		251,301			(13,842)	237,472
	38,325	493,850	6,276,854		807,456	(740,073)	6,876,412
Total liabilities	541,095	499,379	10,470,204	643,735	996,776	(1,281,255)	11,869,934
Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	819,892	88	752,727	692,385	187,174	(1,632,347)	819,892
Capital reserve	120,605		194,940	(21,784)		(173,156)	120,605
Profit reserve	895,592		815,935	88,002	(13,697)	(890,240)	895,592
Carrying value adjustment	585,824		115,508		(17,633)	(97,875)	585,824
Accumulated deficit		(188,458)			(39,133)	227,591
	2,421,913	(188,370)	1,879,110	758,603	116,711	(2,566,054)	2,421,913
Non-controlling interest						205,478	205,478
Total equity	2,421,913	(188,370)	1,879,110	758,603	116,711	(2,360,576)	2,627,391

Total liabilities and equity	2,963,008	311,009	12,349,314	1,402,338	1,113,487	(3,641,831)	14,497,325

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(c)           Cash flow statement

					December 31, 2011
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated

Cash flows generated from operating activities	(233,519)	(132,737)	1,583,980	717,473	(738,295)	134,159	1,331,061
Taxes paid	(37,920)		(51,034)	(111,552)	(184,186)		(346,772)
Interest paid		(37,046)	(199,278)		(84,143)		(358,387)

Net cash generated from operating activities	(271,439)	(169,783)	1,333,668	605,921	(1,006,624)	134,159	625,902

Cash flows from investing activities
Investments in restricted cash			24,047		(799)		23,248
Dividends and interest on own capital received	66,010					(66,010)
Proceeds from sale of property, plant and equipment (PPE)			9,159				9,159
Purchases of property, plant and equipment	(96)		(128,649)	(575)	(13,673)		(142,994)
Purchases of intangible assets			(54,580)	(25,426)			(80,006)
Deposits in guarantee
Reimbursements			17,765				17,765
Deposits made			(24,080)				(24,080)
Pre delivery payments
Reimbursements			108,731		14,950		123,681
Payments			(415,574)				(415,574)

Net cash used in investing activities	65,913		(463,181)	(26,001)	478	(66,010)	(488,801)

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Cash flows from financing activities
Sale of treasury shares	3,616						3,616
Acquisition of treasury shares	(1,879)						(1,879)
Capital reduction of Multiplus – Cash paid to non-controlling interests	439,030			(600,014)			(160,984)
Capital increase of Multiplus by non-controlling shareholders – Issuance of shares upon exercise of stock option				1,351			1,351
Dividends and interest on capital paid to non-controlling shareholders of Multiplus				(83,306)		60,065	(23,241)
Dividends and interest on capital paid to non-controlling shareholders of TAM Airlines					(6,260)	5,945	(315)
Dividends paid – TAM S.A.	(181,460)						(181,460)
Short and long-term borrowings
Issuance			72,990		28,439		101,429
Repayment			(148,973)				(148,973)
Debentures - payments	(166,666)						(166,666)
Bonds - issuance					777,209		777,209
Capital element of finance leases			(699,327)				(699,327)

Net cash (used in) generated from financing activities	(92,641)		(755,310)	(681,969)	799,388	66,010	(499,240)

Net increase (decrease) in cash and cash equivalents	(112,884)	(169,783)	95,177	(102,049)	(206,759)	134,159	(362,139)

Cash and cash equivalents at beginning of the year	113,913	182,610	129,656	111,235	474,806		1,012,220

Cash and cash equivalents at end of the year	1,029	12,827	224,833	9,186	268,047	134,159	650,081

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated

Cash flows generated from operating activities	174,042	198,098	1,259,718	(470,094)	(198,660)	39,334	1,002,438
Taxes paid			(53,409)	(30,170)			(83,579)
Interest paid	(45,406)	(38,299)	(159,513)		(38,840)		(282,058)

Net cash generated from operating activities	128,636	159,799	1,046,796	(500,264)	237,500	39,334	636,801

Cash flows from investing activities
Investments in restricted cash			(15,122)		(3,813)		(18,935)
Cash flows from investment acquired – Pantanal	(10,000)				956		(9,044)
Related parties
Loans	(20,051)				47,336	(27,285)
Receipt	18,327				(24,096)	5,769
Dividends and interest on own capital received	261,673					(261,673)
Proceeds from sale of property, plant and equipment (PPE) / intangible assets			27,028				27,028
Equity investments			(1,623)			1,623
Purchases of property, plant and equipment			(71,255)	(958)	(12,400)		(84,613)
Purchases of intangible assets			(118,067)	(17,558)	(14)		(135,639)
Purchases of assets of TAM Milor including TAM Brands			(25,481)			(72,963)	(98,444)
Deposits in guarantee
Reimbursements			15,657				15,657
Deposits made			(9,485)				(9,485)

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Pre delivery payments
Reimbursements		100,137		50,349		150,486
Payments		(216,264)		9		(216,254)

Net cash used in investing activities	249,949	(314,474)	(18,516)	58,327	(354,529)	(379,243)

Cash flows from financing activities
Proceeds from sale of treasury shares including exercise of stock options	3,355					3,355

Advance for future capital increase	12				(12)
Net cash received in a public offering of shares of subsidiary Multiplus			657,048			657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor (Note 1.3)					72,963	72,963
Dividends paid – TAM S.A.	(233,325)	(223,001)			223,001	(233,325)
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus and TAM Airlines			(29,033)	(1,288)	21,243	(9,078)
Related parties
Loans			2,000		(2,000)
Receipt
Short and long-term borrowings
Issuance		69,602				69,602
Repayment		(101,713)		(78,266)		(179,939)
Debentures
Repayment	(166,666)					(166,666)
Capital element of finance leases		(534,470)				(534,470)

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Net cash (used in) generated from financing activities	(396,624)		(789,582)	630,015	(79,514)	315,195	(320,510)

Net increase (decrease) in cash and cash equivalents	(18,039)	159,799	(57,260)	111,235	(258,687)		(62,952)

Cash and cash equivalents at beginning of the year	131,952	22,811	186,916		733,493		1,075,172

Cash and cash equivalents at end of the year	113,913	182,610	129,656	111,235	474,806		1,012,220

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					December 31, 2009
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated

Cash flows generated from operating activities	91,342	(220,596)	448,821		248,502	19,096	587,165
Taxes paid			(83,002)		(427)		(83,429)
Interest paid	(61,055)	(43,387)	(208,244)		53		(312,633)

Net cash generated from operating activities	30,287	(263,983)	157,575		248,128	19,096	191,103

Cash flows from investing activities
Investments in restricted cash			(79,370)				(79,370)
Interest on capital and dividends payable	74,693					(74,693)
Related parties	(19,250)		38,346			(19,096)
Proceeds from sale of property, plant and equipment (PPE) / intangible assets			35,869				35,869
Purchases of property, plant and equipment			(335,486)		590		(334,896)
Purchases of intangible assets			(131,513)		(3,783)		(135,296)
Deposits in guarantee
Reimbursements			60,697				60,697
Deposits made			(27,922)				(27,922)
Pre delivery payments
Reimbursements

Net cash used in investing activities	55,443		(439,379)		(3,193)	(93,789)	(480,918)

Cash flows from financing activities
Interest on capital and dividends payable			(47,057)		(27,636)	74,693

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Short and long-term borrowings
Issuance			236,939	(358)		236,581
Repayment			(34,205)	(36,509)		(70,714)
Debentures
Issuance			592,686			592,686
Senior notes
Issuance				502,298		502,298
Capital element of finance leases			(567,649)			(567,649)

Net cash (used in) generated from financing activities			180,714	437,795	74,693	693,202

Net increase (decrease) in cash and cash equivalents	85,730	(263,983)	(101,090)	682,730		403,387

Cash and cash equivalents at beginning of the year	46,222	286,794	288,006	50,763		671,785

Cash and cash equivalents at end of the year	131,952	22,811	186,916	733,493		1,075,172